UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2017

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2016

ANNUAL REPORT

This document has been translated into English for the convenience of the readers.

In the event of discrepancy, the Italian language version prevails.

CONTENTS

LETTER TO THE SHAREHOLDERS	5

REPORT ON OPERATIONS
TIM Group	7
Key Operating and Financial Data - TIM Group	9
Financial and Operating Highlights of the Business Units of the TIM Group	21
Discontinued operations/Non-current assets held for sale	31
Main Commercial Developments of the Business Units of the TIM Group	32
Main changes in the regulatory framework	36
Competition	40
Consolidated Financial Position and Cash Flows Performance	42
Consolidated Financial Statements – TIM Group	50
Research and development	58
Events subsequent to December 31, 2016	58
Business Outlook for the Year 2017	58
Main risks and uncertainties	60
Information for Investors	63
Related Party Transactions	65
Alternative Performance Measures	66
TIM S.p.A.	68
Review of Key Operating and Financial Data - TIM S.p.A.	68
Financial Statements - TIM S.p.A.	84
Reconciliation of Consolidated Equity	90
Social and environmental impacts of operations and their economic aspects	91
Corporate Boards at December 31, 2016	95
Macro-Organization Chart at December 31, 2016	97
Sustainability	98
References and governance	98
Placement in the indexes	99
Reporting	100
Materiality analysis	100
Economic value generated and distributed	103
Digitization, connectivity and social innovation	104
Research and development	108
Environmental protection	111
Digital culture	118
TIM people	120
Fondazione Telecom TIM commitment	132

TIM GROUP CONSOLIDATED FINANCIAL STATEMENTS	134
Contents	135
Consolidated Statements of Financial Position	136
Separate Consolidated Income Statements	138
Consolidated Statements of Comprehensive Income	139
Consolidated Statements of Changes in Equity	140
Consolidated Statements of Cash Flows	141
Notes to the Consolidated Financial Statements	143
Certification of the Consolidated Financial Statements pursuant to Article 81-ter of the Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions	293
Independent Auditors’ Report	294

TIM S.P.A. SEPARATE FINANCIAL STATEMENTS	297
Contents	300
Statements of Financial Position	301
Separate Income Statements	303
Statements of Comprehensive Income	304
Statements of Changes in Equity	305
Statements of Cash Flows	306
Notes to the Separate Financial Statements of TIM S.p.A.	308
Certification of the Separate Financial Statements Pursuant to Article. 81 ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions	441
Independent Auditors’ Report	442

OTHER INFORMATION	444
Report of the Board of Statutory Auditors	447
Proposed resolutions	461
Glossary	466
Useful information	479

LETTER TO THE SHAREHOLDERS

Dear Shareholders,

2016 saw faint signs of economic growth in Italy. Gross domestic product increased by 1%, less than the European average (+1.4%) but in any case higher than is forecast in 2017. The wounds of the financial crisis are still hurting our country. We remain below 2008 levels in terms of GDP (-6%), GDP per capita (-10%), industrial output (-18%) and domestic demand (-3%). The unemployment rate at the end of December was 11.9% – well above the 6.7% recorded at the end of 2008.

Brazil, the other large market where TIM operates, is also going through a profound crisis; a crisis that is not only economic, but also political and social. Gross domestic product has fallen by more than 3%. A return to moderate growth is expected from the second quarter of 2017 onwards.

However, the difficulties of our country cannot and must not be seen as mitigating circumstances or as an excuse to stand still in the expectation of better times ahead. Our group operates in a strategic sector whose work drives competitiveness in continuous interaction with ever-changing technologies, so we have to find a way to deal with these challenges. National economic growth affects TIM’s prospects, but the growth of TIM can also influence the prospects of the countries where we operate. What we do helps to reduce transaction costs, improve the allocation of production factors, and support those who have the desire and ability to seek new markets and new consumers. If we work efficiently, this helps the entire economy to function better. It is in this spirit that we intend to keep on working and looking to the future.

As you know, our Group entered a new phase during this very period of last year. With the appointment of the new Chief Executive Officer and the reappointment of the Chairman, the Board of Directors expressed a desire to improve execution quality in order to drive up operational, organizational and managerial efficiency, while retaining the overall strategic direction.

One year ago, we were only at the start of this process. Even though the initial signs of change were already becoming clear, at that time we could not do anything more than set out the actions that we wanted to take over the coming months. We committed then to “saying only what we would do and doing only what we said”. I believe we have honored that commitment.

Now we are in a different situation. What only a year ago were simply declarations of intent have now taken form. Above all, they have started to produce their first results, reflected in gradual improvements in the main financial indicators announced in the quarterly reports that followed.

The trend in revenues, which in the first quarter of 2016 contracted 5.6% in organic terms, has progressively improved and returned to positive ground in the final quarter of the year (+0.6%). In the same period of time, EBITDA moved from a 7.5% y/y fall in the first quarter to an increase of 5.1% in the final quarter. Adjusted net financial debt fell in just three quarters from 27.1 billion euros to 25.1 billion euros, partly because of the conversion to shares of the 1.3 billion euros bond issue – a reduction of 2 billion euros. These significant Group-level results reflect a clear reversal of trend in terms of revenues and EBITDA, both in Italy and Brazil.

We have concentrated on a further acceleration in capital expenditure to secure a faster and more widespread coverage of the territory with the best performing, most efficient and best value technologies, beating the targets of the previous industrial plan by some distance. In Italy, at the end of 2016, the level of coverage of fixed-line ultra-broadband networks was around 60% of homes (against a target of 56%), while mobile networks already cover more than 96% of the population, meaning that the target previously set for 2017 (95% of the population) has been met a year in advance.

We have also rethought our commercial approach. We wanted to be even more incisive and to extract the maximum value from existing resources in terms of coverage levels and availability of network infrastructure. In one year, the percentage of households that have signed up for ultra-broadband services has almost doubled, from 8% to 14% of our broadband customers. At the same time, the percentage of mobile broadband users accessing LTE services has increased from 38% to 62%. Customer take-up for better-performing, higher-value services has translated into an increase in average monthly revenues per customer, which in the last quarter 2016 were up 4.2% for mobile services and 5.5% for fixed-line broadband services (compared to the final quarter of last year).

We have started to make inroads into adjacent market segments, adding a wide range of services to our offering (television content, music, gaming, etc.) and complementary products (from Samsung Smart TVs to Bang & Olufsen headphones and speakers). Use of these products stimulates growth in demand and greater use of connectivity services.

Faster network development and improved commercial effectiveness feed into one another and play an integrated role in a profound rethink of internal processes as we seek greater efficiency. We have reviewed our “make or buy” policies, so that wherever possible we are moving towards re-internalizing processes. This allows us to maintain existing job levels, including through major professional retraining courses. However, this is all achieved without ever sacrificing the goal of efficiency: we want to harness the value of our human capital to its fullest extent and are sure in the belief that adequately trained and motivated staff are the best way to deliver sales, customer assistance and repairs to our network infrastructure by qualified technicians.

Infrastructural excellence, commercial strength and process efficiency are also the areas we have focused on in Brazil, with more than satisfactory results. The arrival of the new Chief Executive Officer in TIM Brasil saw a halt to the decline in revenues and a return to positive EBITDA in the course of just a few months.

The initiatives set out in the new industrial plan also include the development and relaunch of the subsidiaries Telecom Italia Sparkle, Inwit and Olivetti, developing synergies with the activities of the parent company.

Our Group operates in markets that never stand still: technological possibilities and consumer demands are always changing. We cannot stand by and watch – and it is not our style to rest on our laurels.

The results achieved this year, plus an industrial plan that is ambitious and built on solid and credible foundations, would seem to speak for themselves. These results and these future plans inspire in our people a pride in being the leading telecommunications group in Italy and Brazil.

We are committed to transforming our Group, making it more flexible and more dynamic. We are committed to challenging the paradigms of the past and dismantling inefficient processes that have built up over time. We have begun this work with the requisite strength and tenacity, considering the complexity and scale of an entity that is as big and as important as TIM. Certainly, much remains to be done.

However, over the past months, we have laid foundations for the growth and the ambitious targets to which TIM rightly aspires. The TIM Group has all the potential, the capabilities and the resources needed to continue to lead the process of digitization in the countries where it operates.

Step-by-step the TIM of tomorrow is taking shape. We are – and shall remain – a Group that is able to meet the expectations of all our stakeholders, shareholders and customers and, more generally, of the countries where we operate.

Giuseppe Recchi	Flavio Cattaneo

THE TIM GROUP

THE BUSINESS UNITS

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

CORE DOMESTIC • Consumer • Business • Wholesale • Other (INWIT S.p.A. and support structures)

Olivetti, which is now part of the Business segment of Core Domestic, operates in the area of office products and services for Information Technology.

INWIT S.p.A. operates in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators.

INTERNATIONAL WHOLESALE Telecom Italia Sparkle group • Telecom Italia Sparkle S.p.A. • Lan Med Nautilus group

BRAZIL

The Brazil Business Unit (Tim Brasil group) provides services in the area of UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.	Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. • Intelig Telecomunicações Ltda • Tim Celular S.A.

BOARD OF DIRECTORS

Chairman	Giuseppe Recchi

Deputy Chairman	Arnaud Roy de Puyfontaine

Chief Executive Officer	Flavio Cattaneo

Directors

Tarak Ben Ammar

Davide Benello (Lead Independent Director)

Lucia Calvosa (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Jean Paul Fitoussi

Giorgina Gallo (independent)

Félicité Herzog (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Hervé Philippe

Stéphane Roussel

Giorgio Valerio (independent)

Secretary to the Board	Agostino Nuzzolo

BOARD OF STATUTORY AUDITORS

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello
Paola Maiorana
Gianluca Ponzellini
Ugo Rock

Alternate Auditors	Francesco Di Carlo
Gabriella Chersicla
Piera Vitali
Riccardo Schioppo

KEY OPERATING AND FINANCIAL DATA - TIM GROUP

Consolidated Operating and Financial Data(*) (**)

(millions of euros)		2016	2015	2014	2013	2012
Revenues		19,025	19,719	21,574	23,443	25,736

EBITDA	(1)	8,002	7,006	8,785	9,574	10,500

EBIT before goodwill impairment loss		3,722	3,203	4,529	4,939	5,805

Goodwill impairment loss		—	(240)	—	(2,187)	(4,121)

EBIT	(1)	3,722	2,963	4,529	2,752	1,684

Profit (loss) before tax from continuing operations		2,799	453	2,350	570	(312)

Profit (loss) from continuing operations		1,919	50	1,420	(556)	(1,392)

Profit (loss) from Discontinued operations/Non-current assets held for sale		47	611	541	341	102

Profit (loss) for the year		1,966	661	1,961	(215)	(1,290)

Profit (loss) for the year attributable to Owners of the Parent		1,808	(70)	1,351	(659)	(1,635)

Capital expenditures		4,876	5,197	4,984	4,400	4,639

Consolidated Financial Position Data(*)(**)

(millions of euros)		12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Total Assets		70,446	71,268	71,596	70,264	77,662

Total Equity		23,553	21,249	21,584	20,071	22,849

- attributable to Owners of the Parent		21,207	17,554	18,068	16,985	19,269

- attributable to non-controlling interests		2,346	3,695	3,516	3,086	3,580

Total Liabilities		46,893	50,019	50,012	50,193	54,813

Total Equity and Liabilities		70,446	71,268	71,596	70,264	77,662

Share capital		11,587	10,650	10,634	10,604	10,604

Net financial debt carrying amount	(1)	25,955	28,475	28,021	27,942	29,053

Adjusted net financial debt	(1)	25,119	27,278	26,651	26,807	28,274

Adjusted net invested capital	(2)	48,672	48,527	48,235	46,878	51,123

Debt Ratio (Adjusted net financial debt/Adjusted net invested capital)		51.6%	56.2%	55.3%	57.2%	55.3%

Consolidated Profit Ratios(*)(**)

		2016	2015	2014	2013	2012
EBITDA/Revenues	(1)	42.1%	35.5%	40.7%	40.8%	40.8%

EBIT/Revenues (ROS)	(1)	19.6%	15.0%	21.0%	11.7%	6.5%

Adjusted Net Financial Debt/EBITDA	(1)	3.1	3.9	3.0	2.8	2.7

(1)	Details are provided under “Alternative Performance Measures”.
(2)	Adjusted net invested capital = Total equity + Adjusted net financial debt.
(*)	On March 8, 2016, the sale was completed of the entire controlling interest held in the Sofora – Telecom Argentina group, already classified under “Discontinued Operations”.
(**)	Within the Brazil Business Unit, Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic. The comparative financial information were therefore revised, with no material impact. More details are provided in Note “1” of the Consolidated Financial Statements at December 31, 2016 of the TIM Group.

Headcount, number in the Group at year end (1)

(number)	12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	61,229	65,867	66,025	65,623	66,381

Headcount relating to Discontinued operations/Non-current assets held for sale	—	16,228	16,420	16,575	16,803

Headcount, average number in the Group(1)

(equivalent number)	2016	2015	2014	2013	2012
Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	57,855	61,553	59,285	59,527	62,758

Headcount relating to Discontinued operations/Non-current assets held for sale	2,581	15,465	15,652	15,815	15,806

Financial performance measures

TIM S.p.A.

(euros)		2016	2015	2014
Share prices (December average)
- Ordinary		0.79	1.16	0.91

- Savings		0.64	0.98	0.71

Dividends per share	(2)
- Ordinary		—	—	—

- Savings		0.0275	0.0275	0.0275

Pay Out Ratio	(2) (*)	10%	45%	27%

Market capitalization (in million euros)		15,901	21,525	16,568

Market to Book Value	(**)	0.84	1.34	1.00

Dividend Yield (based on December average)	(2) (***)
- Ordinary		—	—	—

- Savings		4.27%	2.81%	3.87%

TIM Group

(euros)	2016	2015	2014
Basic and Diluted Earnings Per Share – ordinary shares	0.08	0.00	0.06

Basic and Diluted Earnings Per Share – savings shares	0.09	0.00	0.07

(1)	Includes employees with temp work contracts.
(2)	For 2016, the ratio was calculated on the basis of the proposed resolutions submitted to the shareholders’ meeting to be held on May 4, 2017. For all periods, the reference index was assumed to be the Parent’s Earnings, calculated by excluding Non-recurring items (as detailed in the Note “Significant non-recurring events and transactions” in the Separate Financial Statements of TIM S.p.A. at December 31, 2016).
(*)	Dividends paid in the following year/Profit for the year.
(**)	Capitalization/Equity of TIM S.p.A..
(***)	Dividends per share/Share prices.

HIGHLIGHTS 2016

In 2016, the TIM Group successfully managed a turnaround, launched in April, that resulted in a significant recovery of the main economic and financial indicators and ensured the achievement of all predefined targets.

In the domestic market revenues remained stable and EBITDA grew 4.3 percentage points on the previous year in organic terms and excluding the impact of non-recurring events. These results were achieved through a cost containment program and parallel innovations in our range of products and services, from increased ultra-broadband coverage to boosting sales of smartphones enabling higher value added services.

Brazil also showed signs of recovery, with a quarter-over-quarter improvement in EBITDA, thanks to the benefits from the cost containment program and the repositioning of the commercial offering.

The completion of the sale of the Sofora - Telecom Argentina group in March and the conversion of the Mandatory Convertible Bond into TIM shares in November supported the cash flow from operations and led to a decrease in the Group’s adjusted net financial debt by more than 2 billion euros.

Non-recurring events

In the years 2016 and 2015, the TIM Group recognized non-recurring net operating expenses connected to events and transactions that by their nature do not occur continuously in the normal course of operations and have been shown because their amount is significant. They include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, liabilities with customers and/or suppliers and expenses in connection with credit management.

In detail:

(millions of euros)	2016	2015
Net non-recurring expenses
Acquisition of goods and services and Change in inventories
Expenses related to agreements and the development of non-recurring projects	2	112

Employee benefits expenses

Expenses related to restructuring and rationalization	159	446

Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	36	518

Impact on EBITDA	197	1,076

Gain from Brazil Towers disposal (*)	(12)	(315)

Brazil Goodwill impairment loss (*)	—	230

Impairment losses on tangible assets	—	2

Impact on EBIT(*)	185	993

(*)	The 2015 value was stated at constant exchange rates (average 2016 exchange rate). The impact on EBIT at historical exchange rates amounted to 990 million euros (-328 million euros for the gain on the sale of the Towers and 240 million euros for the Brazil goodwill impairment loss).

Financial highlights

In terms of economic and financial performance of 2016:

•	Consolidated revenues amounted to 19.0 billion euros, down by 3.5% on 2015 (-2.6% in organic terms).

•	Revenues for the fourth quarter of 2016 amounted to 5.1 billion euros, up 5.1% on the fourth quarter of 2015 (+0.6 in organic terms), continuing the trend of improvement (-12.1% in the first quarter, -7.7% in the second quarter, +1.4% in the third quarter).

•	EBITDA amounted to 8.0 billion euros, up by 14.2% on 2015 (+15.2% in organic terms); the organic EBITDA margin came to 42.1%, 6.5 percentage points higher than the previous year. EBITDA in 2016 was pulled down by non-recurring expenses for a total of 197 million euros (1,076 million euros in 2015), without which the organic change in EBITDA would have been +2.2%, with an EBITDA margin of 43.1%, up 2 percentage points compared to 2015.

•	EBITDA for the fourth quarter of 2016 amounted to 2.1 billion euros, up 53.5% on the fourth quarter of 2015. In organic terms and without non-recurring expenses, the increase compared to the fourth quarter of 2015 would have amounted to +5.1%, up for the third consecutive quarter (+12.6 percentage points compared to -7.5% in the first quarter of 2016).

•	Operating profit (EBIT) was 3.7 billion euros, up 25.6% compared to 2015 (+26.8% in organic terms), as a result of the negative impact of non-recurring net expenses of 185 million euros (993 million euros in 2015 at constant exchange rates), without which the organic change in EBIT would have been -0.6%.

•	EBIT for the fourth quarter of 2016 amounted to approximately 1 billion euros, up 0.8 billion euros on the fourth quarter of 2015, reflecting the improvement in EBITDA mentioned above.

•	The Profit for the period attributable to Owners of the Parent reached 1.8 billion euros (loss attributable to the Owners of the Parent of 70 million euros in 2015) and was driven, in addition to the margin performance, by the items of a purely valuation and accounting nature that do not entail any monetary settlement, and in particular the fair value measurement of the embedded option included in the mandatory three-year convertible bond issued at the end of 2013.

•	Capital expenditures in 2016 amounted to 4,876 million euros (-321 million euros compared to 2015). In the fourth quarter of 2016, the Company continued to implement selective capital expenditure by identifying projects with higher returns, targeted at innovation and transformation, while driving Ultra-Broadband coverage and service quality. In the domestic market, the capital expenditure program for developing next-generation network (NGN) infrastructure enabled the fiber-optic coverage to reach about 60% of housing units, while the 4G (LTE) network now covers over 96% of the population.

•	Adjusted net financial debt amounted to 25,119 million euros at December 31, 2016, down 2,159 million euros compared December 31, 2015 (27,278 million euros). In 2016, the decrease in debt was ensured by the positive impact of operations, the benefits from the completion of the sale of the Sofora – Telecom Argentina group (with the receipt of the sale proceeds and the consequent deconsolidation of the relative net financial debt), and the stronger capital structure resulting from the conversion of the Mandatory Convertible Bond into TIM shares for 1.3 billion euros in November. Conversely, the level of debt was negatively affected by the exchange rate fluctuation of the Brazilian real.

Financial highlights (*)

(millions of euros)		2016	2015	% Change
				Reported		Organic
Revenues		19,025	19,719	(3.5)		(2.6)

EBITDA	(1)	8,002	7,006	14.2		15.2

EBITDA Margin		42.1%	35.5%	6.6	pp

Organic EBITDA Margin		42.1%	35.6%	6.5	pp

EBIT before goodwill impairment loss		3,722	3,203	16.2

Goodwill impairment loss		—	(240)

EBIT	(1)	3,722	2,963	25.6		26.8

EBIT Margin		19.6%	15.0%	4.6	pp

Organic EBIT Margin		19.6%	15.0%	4.6	pp

Profit (loss) from Discontinued operations/Non-current assets held for sale		47	611	(92.3)

Profit (loss) for the year attributable to Owners of the Parent		1,808	(70)	—

Capital expenditures (CAPEX)		4,876	5,197	(6.2)

		12/31/2016	12/31/2015	Change Amount
Adjusted net financial debt	(1)	25,119	27,278	(2,159)

(*)	Within the Brazil Business Unit, Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic. Such incorrect accounting entries, which did not have any impact neither in terms of net financial position nor on cash and cash equivalents, resulted in the early recognition of revenues with respect to prepaid traffic not yet consumed. The comparative financial information as of December 31, 2015 was therefore revised, with no material impact.
(1)	Details are provided under “Alternative Performance Measures”.

CONSOLIDATED OPERATING PERFORMANCE

Revenues

Revenues amounted to 19,025 million euros in 2016, 3.5% lower in comparison with 2015 (19,719 million euros). The decrease of 694 million euros was attributable to the Brazil Business Unit (590 million euros).

In terms of organic change, consolidated revenues fell by 2.6% (-501 million euros), and were calculated as follows:

(millions of euros)	2016	2015	Change
			amount	%
REPORTED REVENUES	19,025	19,719	(694)	(3.5)

Foreign currency financial statements translation effect		(193)	193

Changes in the scope of consolidation		—	—

ORGANIC REVENUES	19,025	19,526	(501)	(2.6)

Exchange rate fluctuations(11) were attributable to the Brazil Business Unit. There were no material changes in the scope of consolidation(2).

The breakdown of revenues by operating segment is the following:

(millions of euros)	2016		2015		Change
		% of total		% of total	amount	%	% organic
Domestic (*)	15,006	78.9	15,001	76.1	5
Core Domestic (**)	13,926	73.2	14,001	71.0	(75)	(0.5)	(0.5)

International Wholesale	1,351	7.1	1,314	6.7	37	2.8	2.7

Brazil	4,047	21.3	4,637	23.5	(590)	(12.7)	(8.9)

Other Operations	11	0.1	131	0.7	(120)

Adjustments and eliminations	(39)	(0.3)	(50)	(0.3)	11

Consolidated Total	19,025	100.0	19,719	100.0	(694)	(3.5)	(2.6)

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the revenues of the Domestic Business Unit for 2016 would have totaled 14,933 million euros.
(**)	From January 1, 2016, this also includes the company Olivetti. The comparative figures for the financial year have been changed accordingly.

Revenues for the fourth quarter 2016 amounted to 5,086 million euros, showing an improvement compared to the same period last year, not only in absolute terms (+245 million euros; +5.1%) but also in organic terms (+28 million euros; +0.6%).

EBITDA

EBITDA totaled 8,002 million euros (7,006 million euros in 2015), an increase of 996 million euros (+14.2%) compared to 2015; the EBITDA margin was 42.1% (35.5% in 2015; +6.6 percentage points).

Organic EBITDA was up 1,057 million euros (+15.2%) compared to 2015, with an increase in the organic EBITDA margin of 6.5 percentage points, from 35.6% in 2015 to 42.1% in 2016.

As already explained, in 2016 and 2015 the TIM Group recorded non-recurring operating expenses for a total of 197 million euros (1,076 million euros in 2015), without which the organic change in EBITDA would have been +2.2%, with an EBITDA margin of 43.1%, up 2 percentage points compared to 2015.

For further details, see the Note “Significant non-recurring events and transactions” in the Consolidated Financial Statements at December 31, 2016 of the TIM Group.

(1)	The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were 1.10666 for the US dollar in 2016 and 1.10970 in 2015. For the Brazilian real, the average exchange rates used were 3.85935 in 2016 and 3.69727 in 2015. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.
(2)	The change in the scope of consolidation has been calculated by excluding the contribution of the companies that have exited from the comparison figure and adding in the estimated contribution of any companies entering the scope of consolidation.

EBITDA for the fourth quarter 2016 amounted to 2,124 million euros, an increase of 740 million euros compared to the same period last year. In organic terms, and excluding non-recurring items, growth would have amounted to 106 million euros (+5.1%).

The positive trend in EBITDA, both in absolute values and as EBITDA margin, benefited from the “cost recovery plan” actions, launched in the second quarter of 2016 by the Domestic Business Unit and in the third quarter of 2016 by the Brazil Business Unit. In addition, you are reminded that, during the second quarter of 2016, EBITDA benefited from several non-structural events, relating in particular to labor costs, detailed below.

Organic EBITDA is calculated as follows:

(millions of euros)	2016	2015	Change
			amount	%
REPORTED EBITDA	8,002	7,006	996	14.2

Foreign currency financial statements translation effect		(61)	61

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	8,002	6,945	1,057	15.2

of which non-recurring income/(expenses)	(197)	(1,076)	879

ORGANIC EBITDA excluding non-recurring component	8,199	8,021	178	2.2

Exchange rate fluctuations related entirely to the Brazil Business Unit.

Details of EBITDA and EBITDA Margins by operating segment are as follows:

(millions of euros)	2016		2015		Change
		% of total		% of total	amount	%		% organic
Domestic (*)	6,698	83.7	5,567	79.5	1,131	20.3		20.3
EBITDA Margin	44.6		37.1			7.5	pp	7.5	pp

Brazil	1,325	16.6	1,451	20.7	(126)	(8.7)		(4.7)
EBITDA Margin	32.7		31.3			1.4	pp	1.4	pp

Other Operations	(18)	(0.2)	(14)	(0.2)	(4)

Adjustments and eliminations	(3)	(0.1)	2	—	(5)

Consolidated Total	8,002	100.0	7,006	100.0	996	14.2		15.2

EBITDA Margin	42.1		35.5			6.6	pp	6.5	pp

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, EBITDA of the Domestic Business Unit for 2016 would have totaled 6,658 million euros.

EBITDA was particularly impacted by the change in the line items analyzed below:

•	Acquisition of goods and services (7,793 million euros; 8,532 million euros in 2015):

(millions of euros)	2016	2015	Change
Acquisition of goods	1,614	1,811	(197)

Revenues due to other TLC operators and interconnection costs	2,000	2,080	(80)

Commercial and advertising costs	1,231	1,398	(167)

Power, maintenance and outsourced services	1,220	1,272	(52)

Rent and leases	702	699	3

Other service expenses	1,026	1,272	(246)

Total acquisition of goods and services	7,793	8,532	(739)

% of Revenues	41.0	43.3	(2.3	)pp

The decrease of 739 million euros was mainly attributable to the Brazil Business Unit (415 million euros, including a negative exchange rate effect of 103 million euros), essentially affecting all cost items. The Domestic Business Unit shows a reduction of 261 million euros, mainly due to professional services, as well as advertising and promotion expenses. It should be noted that in 2015 there were non-recurring charges of 102 million euros.

•	Employee benefits expenses (3,106 million euros; 3,589 million euros in 2015):

they decreased by 483 million euros compared to 2015.

(millions of euros)	2016	2015	Change
Employee benefits expenses - Italy	2,744	3,215	(471)

Ordinary employee expenses and costs	2,600	2,769	(169)

Restructuring and other expenses	144	446	(302)

Employee benefits expenses – Outside Italy	362	374	(12)

Ordinary employee expenses and costs	347	374	(27)

Restructuring and other expenses	15	—	15

Total employee benefits expenses	3,106	3,589	(483)

% of Revenues	16.3	18.2	(1.9	)pp

The main factors that drove this change were:

•	a decrease of 169 million euros in the Italian component of ordinary employee expenses. The average salaried workforce decreased by 2,195 average employees (with -1,702 average employees related to the application of “Solidarity Contracts”). In addition, the earnings for 2016 benefited from several non-structural events connected in particular to the reversal of the provision, made in the 2015 financial statements for 66 million euros, following the failure to achieve the conditions for payment of the Results Bonus to employees; The amount reversed for the Parent alone was 58 million euros;

•	the recognition of non-recurring expenses (provisions to Employee benefits and sundry expenses) from domestic companies totaling 144 million euros. In particular, the Parent recognized overall expenses of about 94 million euros, of which 75 million euros essentially related to the start of the managerial restructuring plan linked to the ongoing revision of the company organizational structures (Agreements of June 19, 2015 and July 25, 2016) consisting of the application to executives of Article 4, paragraphs 1-7ter, of Italian Law No. 92 of June 28, 2012, the “Fornero Law” (33 million euros) and forms of compensation related to the termination of the employment relationship (42 million euros). Furthermore, the Parent Company also set aside a further 17 million euros following the updating of forecast on non-executive personnel exit in application of Article 4 paragraphs 1-7ter, of Italian Law no. 92 of June 28, 2012, (“Fornero Law”) as per the Agreement of October 27, 2015. In addition, Telecom Italia Information Technology (subsequently merged into TIM S.p.A.), TI Sparkle, HR Services and Olivetti have allocated provisions totaling 50 million euros, essentially connected to the application of Article 4 of the “Fornero Law” for executive and non-executive personnel and the commencement by Telecom Italia Information Technology and TI Sparkle of a managerial restructuring plan similar to the one adopted by the Parent.

In 2015, provisions were made for non-recurring expenses totaling 446 million euros (422 million euros by the Parent, 17 million euros by Olivetti, 3 million euros by Telecom Italia Information Technology, 2 million euros by HR Services and 2 million euros by Telecom Italia Sparkle). More details are provided in the Note “Employee benefits expenses” of the Consolidated Financial Statements at December 31, 2016 of the TIM Group;

•	a decrease of 12 million euros in the component outside Italy of employee benefits expenses, including a negative currency effect of around 15 million euros net of which the change would have been positive for 3 million euros; this effect was essentially related to the recognition of non-recurring expenses from the implementation of the corporate restructuring plan initiated by the Brazil Business Unit (14 million euros), which was offset by the effects of the decrease in the average salaried workforce (1,503 average employees).

•	Other income (311 million euros; 287 million euros in 2015).

(millions of euros)	2016	2015	Change
Late payment fees charged for telephone services	60	59	1

Recovery of employee benefit expenses, purchases and services rendered	33	32	1

Capital and operating grants	36	33	3

Damage compensation, penalties and sundry recoveries	24	25	(1)

Release of provisions and other payable items	45	75	(30)

Other income	113	63	50

Total	311	287	24

•	Other operating expenses (1,083 million euros; 1,491 million euros in 2015):

these decreased by 408 million euros compared to 2015, partly as a result of lower non-recurring expenses that were down by 482 million euros (36 million euros in 2016 and 518 million euros in the previous year). The decrease is largely attributable to the Domestic Business Unit, which shows a reduction of 425 million euros, only partly offset by the increase in the Brazil Business Unit, for 35 million euros, which was affected by higher contribution fees and subscription charges for the conduct of telecommunication activities.

(millions of euros)	2016	2015	Change
Write-downs and expenses in connection with credit management	335	345	(10)

Provision charges	144	330	(186)

TLC operating fees and charges	373	342	31

Indirect duties and taxes	100	116	(16)

Penalties, settlement compensation and administrative fines	44	292	(248)

Association dues and fees, donations, scholarships and traineeships	18	18	—

Sundry expenses	69	48	21

Total	1,083	1,491	(408)

Depreciation and amortization

Details are as follows:

(millions of euros)	2016	2015	Change
Amortization of intangible assets with a finite useful life	1,743	1,788	(45)

Depreciation of property, plant and equipment – owned and leased	2,548	2,347	201

Total	4,291	4,135	156

Gains/(losses) on disposals of non-current assets

In 2016, this item amounted to 14 million euros and included the non-recurring gain of 44 million reais (approximately 12 million euros at the 2016 average exchange rate) realized by the Brazil Business Unit from the sale of two further tranches of telecommunications towers to American Tower do Brasil.

In 2015, this item amounted to 336 million euros and mainly included the non-recurring gain of 1,211 million reais (approximately 328 million euros) realized by the Brazil Business Unit from the sale of the first three tranches of telecommunications towers to American Tower do Brasil.

See the section “Financial and Operating Highlights of the Business Units of the TIM Group – Brazil Business Unit” in this Report on Operations for more details on the transaction.

Impairment reversals (losses) on non-current assets

This item amounted to 3 million euros in 2016 (244 million euros in 2015) and refer to the redefinition of the value of some minor assets.

In preparing the Annual Report for 2016, the TIM Group carried out an impairment test on the goodwill. The results of that testing, carried out in accordance with the specific procedure adopted by the Group, confirmed the amounts of Goodwill allocated to the Group’s individual Cash Generating Units.

In 2015, the figure consisted of 240 million euros for the goodwill impairment loss of the Brazil Business Unit and 4 million euros for other items.

Further details are provided in the Note “Goodwill” in the Consolidated Financial Statements at December 31, 2016 of the TIM Group.

EBIT

EBIT totaled 3,722 million euros (2,963 million euros in 2015), an increase of 759 million euros (+25.6%) compared to 2015; the EBIT margin was 19.6% (15.0% in 2015, +4.6 percentage points).

Organic EBIT was up 786 million euros (+26.8%), with an organic EBIT margin of 19.6% (15.0% in 2015).

EBIT for 2016 reflected the negative impact of non-recurring net expenses totaling 185 million euros (993 million euros in 2015, at constant exchange rates). Without these non-recurring net expenses, the organic change in EBIT would have been a negative 22 million euros (-0.6%), with an EBIT margin of 20.5% (20.1% in 2015).

For further details, see the Note “Significant non-recurring events and transactions” in the Consolidated Financial Statements at December 31, 2016 of the TIM Group.

Organic EBIT is calculated as follows:

(millions of euros)	2016	2015	Change
			amount	%
REPORTED EBIT	3,722	2,963	759	25.6

Foreign currency financial statements translation effect		(27)	27

Changes in the scope of consolidation		—	—

ORGANIC EBIT	3,722	2,936	786	26.8

of which non-recurring income/(expenses)	(185)	(990)	805

foreign currency non-recurring income/(expenses) translation effect		(3)	3

ORGANIC EBIT excluding non-recurring component	3,907	3,929	(22)	(0.6)

Exchange rate fluctuations were attributable to the Brazil Business Unit.

EBIT for the fourth quarter of 2016 amounted to approximately 954 million euros, up 797 million euros on the fourth quarter of 2015, reflecting the improvement in EBITDA mentioned above.

Share of profits (losses) of associates and joint ventures accounted for using the equity method

This item was negative by 23 million euros and mainly related to the loss in the investment in Alfiere S.p.A..

In 2015 this item amounted to 1 million euros.

Other income (expenses) from investments, net

In 2016, this item amounted to 7 million euros and mainly included the dividends paid to TIM S.p.A. by the third-party company Emittenti Titoli.

In 2015, this item showed a positive balance of 10 million euros and mainly related to the gain from the sale of the non-controlling interest in SIA S.p.A., which took place on July 10, 2015.

Finance income (expenses), net

Finance income (expenses) showed a decrease in net expenses of 1,614 million euros, from 2,521 million euros in 2015 to 907 million euros in 2016. The balance recorded in 2016 was affected by:

•	the positive impact of 565 million euros (negative 454 million euros in 2015) relating to the fair value measurement through profit and loss – performed separately to its liability component – of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of TIM S.p.A.”);

•	effects of the changes in several non-monetary items – of a valuation and accounting nature, linked in particular to derivatives;

•	positive impact of the bond buybacks carried out in the previous year, which had generated a negative effect of 379 million euros in 2015, resulting from the buyback price net of the benefits from the consequent termination of several hedging derivatives associated with the securities bought back.

•	lower finance expenses due to the reduction in the Group’s debt exposure and in interest rates.

Income tax expense

Income tax expense amounted to 880 million euros, up 477 million euros on 2015 (403 million euros), mainly related to the higher taxable base of the Parent TIM.

Profit (loss) from Discontinued operations/Non-current assets held for sale

In 2016, this item was positive by 47 million euros (611 million euros in 2015), consisting of the positive contribution (59 million euros) to consolidated earnings from the Sofora – Telecom Argentina group for the period January 1 to March 8, the negative impact from the sale of the equity interest and relative income tax expense totaling 12 million euros.

More details are provided in the section “Discontinued operations/Non-current assets held for sale” of this Report on Operations and in the Note “Discontinued operations/Non-current assets held for sale” in the Consolidated Financial Statements at December 31, 2016 of the TIM Group.

Profit (loss) for the year

This item was broken down as follows:

(millions of euros)	2016	2015
Profit (loss) for the year	1,966	661

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	1,811	(159)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(3)	89

Profit (loss) for the year attributable to Owners of the Parent	1,808	(70)

Non-controlling interests:
Profit (loss) from continuing operations	108	209

Profit (loss) from Discontinued operations/Non-current assets held for sale	50	522

Profit (loss) for the year attributable to Non-controlling interests	158	731

Profit for 2016 attributable to Owners of the Parent amounted to 1,808 million euros (loss attributable to the Owners of the Parent of 70 million euros in 2015), and was driven, in addition to the margin performance, by the items of a purely valuation and accounting nature that do not entail any monetary settlement, and in particular the fair value measurement of the embedded option included in the mandatory three-year convertible bond issued at the end of 2013. Without those items, profit for 2016 attributable to Owners of the Parent would have totaled approximately 1.6 billion euros, an improvement of around 0.2 billion euros on 2015 on a like-for-like basis.

FINANCIAL AND OPERATING HIGHLIGHTS OF THE BUSINESS UNITS OF THE TIM GROUP

DOMESTIC

			Change
(millions of euros)	2016	2015	amount	%		% organic
Revenues	15,006	15,001	5	—		—

EBITDA	6,698	5,567	1,131	20.3		20.3

EBITDA Margin	44.6	37.1		7.5	pp	7.5	pp

EBIT	3,376	2,359	1,017	43.1		43.1

EBIT Margin	22.5	15.7		6.8	pp	6.8	pp

Headcount at year end (number)	51,280	52,644	(1,364)	(2.6)

Fixed

	12/31/2016	12/31/2015	12/31/2014
Physical accesses at period end (thousands)(1)	18,963	19,209	19,704

of which Retail physical accesses at period end (thousands)	11,285	11,742	12,480

Broadband accesses at period end (thousands) (2)	9,206	8,890	8,750

of which Retail broadband accesses at period end (thousands)	7,191	7,023	6,921

Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection) (3)	114.4	114.3	114.0

access and carrier network in optical fiber (millions of km - fiber)	12.6	10.4	8.3

Total traffic:
Minutes of traffic on fixed-line network (billions):	69.1	76.9	84.2

Domestic traffic	55.6	62.5	68.9

International traffic	13.5	14.4	15.3

Broadband traffic (PBytes) (4)	5,774	4,126	3,161

(1)	Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).
(2)	Does not include LLU and NAKED, satellite and full-infrastructured OLOs and Fixed Wireless Access (FWA).
(3)	2015 and 2014 amounts recalculated according to different methods, in particular on cable sections in several central areas.
(4)	DownStream and UpStream traffic volumes.

Mobile

	12/31/2016	12/31/2015	12/31/2014
Lines at period end (thousands) (1)	29,617	30,007	30,350

Change in lines (%)	(1.3)	(1.1)	(2.8)

Churn rate (%) (2)	22.8	23.4	24.2

Total traffic:
Outgoing retail traffic (billions of minutes)	44.9	43.6	42.7

Incoming and outgoing retail traffic (billions of minutes)	69.6	66.1	62.7

Browsing Traffic (PBytes) (3)	258.5	182.6	133.9

Average monthly revenues per line (in euros) (4)	12.4	12.1	12.1

(1)	The figure includes the SIM cards used on platforms for delivering Machine-to-Machine services.
(2)	The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(3)	National traffic excluding roaming.
(4)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016.

One of the key strategic drivers for growth identified in the previous Industrial Plan (and confirmed in the 2017 – 2019 plan) was the development of 4 Play convergent services through the offer of a rich range of diversified video content, to be realized both in partnership with key content providers and through Tim Vision, the Group’s own platform of services. Within this framework, Persidera plays an important role in supporting the development of Tim Vision services, building on its distinctive Head End expertise (management and distribution of TV signals via cable platform) and Play Out experience (television program broadcasting operations). Other key synergies to help guarantee the medium-term stability/growth of revenues from bandwidth rental for Persidera are the development of strategic partnerships between TIM and content providers that do not have proprietary broadcasting channels (multiplexes) for free-to-air television broadcasting and which instead pursue a multi-platform distribution strategy.

The framework of the 2017–2019 Industrial Plan and the new governance structure of Persidera are consistent with this future scenario, based on the increasingly closer link between the TLC industry and Media/Content providers to underpin the growth of ultra-broadband services in the Consumer segment.

Following the change in scope, the table below shows the performance of the Domestic Business Unit in 2016, reported on a like-for-like basis with the previous year, thus excluding the contribution of the Media Business Unit:

			Change
(millions of euros)	2016	2015	amount	%		% organic
Revenues	14,933	15,001	(68)	(0.5)		(0.5)

EBITDA	6,658	5,567	1,091	19.6		19.6

EBITDA Margin	44.6	37.1		7.5	pp	7.5	pp

EBIT	3,357	2,359	998	42.3		42.3

EBIT Margin	22.5	15.7		6.8	pp	6.8	pp

Headcount at year end (number)	51,218	52,644	(1,426)	(2.7)

Revenues

Revenues for 2016 came to 15,006 million euros, up slightly on 2015 (+5 million euros) due to the structural improvement during the year, which resulted in a turnaround in the third and fourth quarter with positive growth compared to the same periods of the previous year (fourth quarter +2.5%, third quarter +1.0%, compared to -1.2% and -2.3% respectively in the second and first quarter). Revenues from services also showed a recovery and improvement trend – in particular the Mobile segment, which recorded a positive growth rate in all quarters – with a limited decrease on the previous year of -180 million euros (-1.3%), less than that recorded in 2015 (-276 million euros, down -1.9% compared to 2014). In the fourth quarter of 2016, the decline in revenues from services amounted to -1.3%, which, however, was entirely due to the reduction of regulated wholesale prices.

In particular:

•	revenues from services in the Mobile business came to 4,579 million euros, an increase of 63 million euros compared to the previous year (+1.4%); The trend of steady and progressive growth already observed in previous quarters (fourth quarter +3.0%, third quarter +1.1%, second quarter +0.7%, first quarter +0.6%) continued; in particular, the last quarter benefited from the launch of innovative offers during the fall campaign, further impetus to the spread of 4G coverage and services and optimal pricing strategy, aimed, on the one hand, to appropriately respond to commercial pressures on the low-spending segment and, on the other, to ensure quality and convergence in the medium-high spending segment. This improvement was also evidenced by the strong recovery of the main operational indicators: In the fourth quarter 2016, the ARPU increased to 13.3 euros/month (compared to 12.8 euros/month for the fourth quarter 2015), the churn rate was 23% retaining the position of best-in-class in the sector, and the figure for Mobile Number Portability improved, moving into positive territory (+26 thousand in the fourth quarter 2016 compared to -44 thousand the third quarter 2016);

•	revenues from Fixed-line services in 2016 amounted to 9,965 million euros and were down by 407 million euros compared to 2015 (-3.9%); the decline – progressively slowing-down during the year (-3.0% in the fourth quarter) – was driven entirely by the fall in revenues from voice services (-533 million euros due to the loss of traditional accesses, but with a significant recovery trend compared to previous periods), only partially offset by continued growth in the Broadband and Ultra-broadband customer base which is driving growth in innovative connectivity services (+158 million euros in 2016; +6.8%). These results were also significantly affected by the reduction in regulated prices of some wholesale services. The line losses also significantly dropped and were down to -83 thousand in the last quarter of 2016, confirming the trend already observed in previous quarters. The trend of net new fiber lines sharply accelerated (+125 thousand in the fourth quarter), with an NGN customer base of approximately 1 million.

Revenues from product sales, including the change in work in progress, amounted to 1,128 million euros in 2016, significantly improving on 2015 (+185 million euros), due to the growth in volumes and revenues from the sale of products enabling Internet connectivity and entertainment services (smartphones, smart TV e modems).

EBITDA

EBITDA for the Domestic Business Unit totaled 6,698 million euros in 2016, up 1,131 million euros compared to 2015 (+20.3%), with an EBITDA margin of 44.6% (+7.5 percentage points compared to 2015). The figure also reflected the negative impact of non-recurring net expenses – as previously described in this Report – totaling 182 million euros, significantly lower than those reported in 2015 (1,028 million euros). These were broken down as follows:

•	144 million euros for employee benefits expenses (429 million euros in 2015)

•	38 million euros for expenses related to disputes and regulatory penalties and the associated liabilities, and expenses related to disputes with former employees and liabilities with customers and/or suppliers, expenses related to management of receivables (599 million euros in 2015).

Without these expenses, the organic change in EBITDA would have been +4.3%, with an EBITDA margin of 45.8%, up 1.8 percentage points on 2015, continuing the strong turnaround that started in the second quarter (fourth quarter +7.5%, third quarter +7.8%, second quarter +6.9%, first quarter -5.2%).

Organic EBITDA is calculated as follows:

(millions of euros)	2016	2015	Change
			amount	%
REPORTED EBITDA	6,698	5,567	1,131	20.3

Foreign currency financial statements translation effect	—	—

Changes in the scope of consolidation	—	—

ORGANIC EBITDA	6,698	5,567	1,131	20.3

of which non-recurring income/(expenses)	(182)	(1,028)	846

ORGANIC EBITDA excluding non-recurring component	6,880	6,595	285	4.3

This performance improvement was attributable to the significant reduction in operating expenses, broken down as follows with reference to the main cost items.

(millions of euros)	2016	2015	Change
Acquisition of goods and services	5,785	6,046	(261)

Employee benefits expenses	2,759	3,206	(447)

Other operating expenses	574	999	(425)

The EBITDA performance – in addition to the improvement in sales earnings and the revenue performance – also reflected the positive impacts achieved by the Cost Recovery Plan, aimed at improving efficiency and greater operational and financial flexibility for the business, which was boosted, particularly starting in the second quarter of 2016. In detail:

•	Acquisition of goods and services fell by 261 million euros compared to 2015. This decrease, which occurred entirely as of the second quarter, was achieved without reducing sales drives, through productivity, efficiency and selection improvement measures, particularly on items relating to space occupation, professional and consulting services, management of IT equipment and systems and other general costs;

•	Employee benefits expenses amounted to 2,759 million euros, down 447 million euros, due to the same factors that affected the Employee benefits expenses at Group level, details of which can be found in that section;

•	Other operating expenses, totaling 574 million euros in 2016, fell by 425 million euros on 2015, mainly due to lower provisions and non-recurring costs for regulatory disputes and fines. The breakdown of the item is reported in the table below:

(millions of euros)	2016	2015	Change
Write-downs and expenses in connection with credit management	266	270	(4)

Provision charges	51	236	(185)

TLC operating fees and charges	54	56	(2)

Indirect duties and taxes	94	100	(6)

Sundry expenses	109	337	(228)

Total	574	999	(425)

Other income amounted to 259 million euros, up 1 million euros on 2015.

EBIT

EBIT in 2016 amounted to 3,376 million euros (+1,017 million euros, +43.1% compared to 2015) with an EBIT margin of 22.5% (+6.8 percentage points). The EBIT performance reflected the positive performance of EBITDA reported above, partially offset by the increase in depreciation and amortization, of 105 million euros.

EBIT for 2016 was impacted negatively by 182 million euros in non-recurring expenses, without which the organic change in EBIT would have been +5.0%, with an EBIT margin of 23.7%.

Organic EBIT is calculated as follows:

			Change
(millions of euros)	2016	2015	amount	%
REPORTED EBIT	3,376	2,359	1,017	43.1

Foreign currency financial statements translation effect	—	—

Changes in the scope of consolidation	—	—

ORGANIC EBIT	3,376	2,359	1,017	43.1

of which non-recurring income/(expenses)	(182)	(1,028)	846

ORGANIC EBIT excluding non-recurring component	3,558	3,387	171	5.0

Financial highlights of the Domestic Cash Generating Units

The main financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating units (CGU):

•	Core Domestic: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments established on the basis of the “customer centric” organizational model are as follows:

•	Consumer: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers; this includes the 4G companies, Persidera and Noverca, a company acquired in October 2016 and consolidated within the Consumer segment;

•	Business: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets; following the merger of Telecom Italia Digital Solutions in Olivetti, the latter was incorporated into the Business segment as of January 1, 2016;

•	Wholesale: the segment consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market and Open Access operations connected with delivery and assurance processes for customer services;

•	Other (INWIT S.p.A. and support structures): includes:

•	INWIT S.p.A.: from April 2015, the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators;

•	Other Operations units: covering technological innovation and the processes of development, engineering, building and operating network infrastructures, real estate properties and plant engineering; development of the information technology strategy, guidelines and plan;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•	International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Key results for 2016 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to 2015.

Core Domestic

			Change
(millions of euros)	2016	2015	amount	%
Revenues (1)	13,926	14,001	(75)	(0.5)

Consumer	7,389	7,271	118	1.6

Business (2)	4,535	4,745	(210)	(4.4)

Wholesale	1,780	1,827	(47)	(2.6)

Other	222	158	64	40.5

EBITDA	6,528	5,383	1,145	21.3

EBITDA Margin	46.9	38.4		8.5	pp

EBIT	3,309	2,275	1,034	45.5

EBIT Margin	23.8	16.2		7.6	pp

Headcount at year end (number) (*) (**)	50,527	51,999	(1,472)	(2.8)

(1)	Following the change in the mission of Persidera, the Media Business Unit was included in the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, Core Domestic revenues would have totaled 13,853 million euros in 2016.
(2)	As result of the new organizational view, as of January 1, 2016 the Business segment also includes Olivetti. Figures for the year under comparison have been changed accordingly.
(*)	Includes employees with temp work contracts: 1 employee at 12/31/2016 (none at 12/31/2015).
(**)	Without the change resulting from the aforementioned inclusion of the Media Business Unit into the Domestic Business Unit (Core Domestic), the headcount for the Core Domestic segment at year end would have totaled 50,465 employees.

In detail:

•	Consumer: revenues for the Consumer segment of 2016 amounted to 7,389 million euros, an increase of 118 million euros compared to the previous year (+1.6%). This positive result was driven by the trend of structural improvement in Mobile revenues, resulting from both a stable market share and the stabilization of ARPU levels, as well as by the gradual recovery of revenues in the Fixed-line segment, boosted by the significant reduction and improvement of the trend of lost accesses.

The following is noted in particular:

•	revenues from the Mobile business amounted to 3,759 million euros and showed a significant and steady increase on 2015 (+161 million euros, +4.5%). Revenues from services increased by 101 million euros (+3.2%), with the positive performance continuing and consolidating in the last quarter in terms of trend in comparison with 2015, due to the improvement in competition conditions, with the progressive stabilization of market share, and the steady growth in Internet mobile and digital entertainment services supporting ARPU levels;

•	revenues for the Fixed-line segment amounted to 3,584 million euros, decreasing 125 million euros compared to 2015 (-3.4%). The revenue decline showed a strong recovery in the last quarter compared to recent quarters (+2.0 in the fourth quarter, -3.2% in the third quarter, -6.0% in the second quarter, -6.0% in the first quarter). This trend of revenue improvement was attributable to a reduction in the loss of voice-only accesses, accompanied by growth in Broadband and Ultrabroadband customers and the growth of products enabling digital connectivity and content services (SmartTV, decoders and modems).

•	Business: revenues for the Business segment amounted to 4,535 million euros, decreasing 210 million euros compared to 2015 (-4.4%), of which 193 million euros (-4.5%) in the services segment and 18 million euros (-3.7%) in the equipment and products segment.

In particular:

•	revenues from Mobile services fell by 45 million euros (-4.0% on the previous year). The continuing decline in traditional services (-12.7% in the voice and messaging component compared to 2015) was driven by the shift of customers towards bundled formulas with a lower overall ARPU level and the migration of Public Administration clients towards the new Consip offer (with lower unit prices), and was only partially offset by the positive performance of new digital services (+4.4% compared to 2015). The fourth quarter, however, showed a reversal of the trend with significant recovery in performance (+2.2% in the fourth quarter, -4.4% in the third quarter, -5.6% in the second quarter, -7.9% in the first quarter);

•	revenues from Fixed-line services fell by 118 million euros (-3.7% compared to the previous year), despite the steady growth in revenues from ICT services (+3.1%), particularly for Cloud services. Indeed, the segment continued to be adversely affected by the slow economic recovery, the reduction in prices on traditional voice and data services, and the technological shift towards VoIP systems.

•	Wholesale: revenues for the Wholesale segment in 2016 came to 1,780 million euros, down compared to 2015 (47 million euros, -2.6%). The impact on revenues is entirely attributable to the reduction in regulated prices which had a negative impact of 46 million euros, only partially offset by the contribution from several infrastructure capacity sales deals.

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	2016	2015	Change
			amount	%		% organic
Revenues	1,351	1,314	37	2.8		2.7

of which third party	1,136	1,062	74	7.0		6.9

EBITDA	182	196	(14)	(7.1)		(7.1)

EBITDA Margin	13.5	14.9		(1.4	)pp	(1.4	)pp

EBIT	67	85	(18)	(21.2)		(21.2)

EBIT Margin	5.0	6.5		(1.5	)pp	(1.5	)pp

Headcount at year end (number) (*)	753	645	108	16.7

(*)	Includes employees with temp work contracts: 3 employees at 12/31/2016 (2 employees at 12/31/2015).

2016 revenues for the Telecom Italia Sparkle group – International Wholesale totaled 1,351 million euros, an increase on 2015 (+37 million euros, +2.8%). The result was shaped by growth in revenues from Voice services (+34 million euros, +3.7%) whereas the other business lines were essentially stable.

BRAZIL

	(millions of euros)		(millions of reais)
	2016	2015	2016	2015	Change
		Revised		Revised	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	4,047	4,637	15,617	17,142	(1,525)	(8.9)

EBITDA	1,325	1,451	5,114	5,365	(251)	(4.7)

EBITDA Margin	32.7	31.3	32.7	31.3		1.4	pp

EBIT	368	638	1,418	2,358	(940)	(39.9)

EBIT Margin	9.1	13.8	9.1	13.8		(4.7	pp)

Headcount at year end (number)			9,849	13,042	(3,193)	(24.5)

	2016	2015
Lines at period end (thousands) (*)	63,418	66,234

MOU (minutes/month) (**)	116.6	119.5

ARPU (reais)	18.0	16.7

(*)	Number at December 31, including corporate lines.
(**)	Net of visitors.

Revenues

Revenues for 2016, amounting to 15,617 million reais, were down by 1,525 million reais (-8.9%) on the previous year. Service revenues totaled 14,720 million reais, a decrease of 667 million reais compared to 15,387 million reais for 2015 (-4.3%). Mobile Average Revenue Per User (ARPU) amounted to 18.0 reais for 2016 compared with 16.7 reais for the previous year (+7.8%).

The total number of lines at December 31, 2016 was 63,418 million, representing a decrease of 2,816 thousand (-4.3%) compared to December 31, 2015; the market share at year end 2016 was 26% (25.7% at December 31, 2015).

Revenues from product sales came to 897 million reais (1,755 million reais in 2015, -48.9%), reflecting a commercial policy less focused on the sale of handsets, in addition to the impact of the Brazilian economic crisis on household spending.

The performance of the fourth quarter of 2016 confirms the recovery already seen in the previous quarter compared to the previous year, both in terms of total revenues, amounting to 4,043 million reais (-1.7% compared to -5.2% in the third quarter, -12.4% in the second quarter and -15.3% in the first quarter) and of service revenues, which amounted to 3,842 million reais (-0.7% compared to -2.4% in the third quarter, -5.9% in the second quarter and -8.3% in the first quarter), mainly driven by the steady improvement in service revenues generated by mobile customers.

EBITDA

EBITDA amounted to 5,114 million reais, 251 million reais lower than 2015 (-4.7%). In the fourth quarter 2016, thanks to the efficiency improvement actions on the structure of operating expenses and the repositioning of the commercial offerings started in the second half, there was a significant improvement in performance, with a positive change of +5.8% against the same period of the previous year (compared to -1.2% for the third quarter). Costs for the acquisition of goods and services showed a significant decrease, for all components, compared to 2015 (-1,207 million reais; -13.4%); on the other hand, employee benefits expenses increased (+ 7 million reais; +0.5%), mainly due to the salary inflation adjustment, in addition to other net non-recurring costs for termination benefits of 56 million reais and other operating expenses (+212 million reais; +12.2%), which were especially affected by the increase in TLC operating fees and charges.

The EBITDA margin stood at 32.7%, 1.4 percentage points higher than in 2015.

Excluding the impact of non-recurring expenses, EBITDA in the fourth quarter of 2016 confirmed the trend of improvement over the same period of 2015, with an increase of +2.1%, following +0.5% in the third quarter, -6.7% in the second quarter and -15.0% in the first quarter of 2016.

The changes in the main costs are shown below:

	(millions of euros)		(millions of reais)
	2016	2015	2016	2015	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	2,028	2,443	7,826	9,033	(1,207)

Employee benefits expenses	336	349	1,296	1,289	7

Other operating expenses	505	470	1,948	1,736	212

Change in inventories	(1)	33	(2)	122	(124)

EBIT

EBIT amounted to 1,418 million reais, down 940 million reais compared to 2015. This result reflected the lower contribution from EBITDA, the effect of the higher depreciation and amortization (+423 million reais) and the lower benefit from the sale of telecommunication towers, which in 2015 resulted in a gain of 1,211 million reais compared to a gain of 44 million reais in 2016.

Agreement for the sale of telecommunication towers

The agreement is currently being implemented, which was signed by TIM Celular with American Tower do Brasil on November 21, 2014, for the sale of part of the mobile infrastructure (6,481 telecommunication towers) for a total value of around 3 billion reais. The sales agreement was signed in conjunction with a master lease agreement lasting 20 years and, accordingly, the transaction is to be considered as a partial sale and lease back.

In 2016, the fourth and fifth tranches of the sale of 336 towers were completed at a price of approximately 134 million reais, corresponding to around 35 million euros. The final realized gain, already net of transaction costs, was 44 million reais (around 12 million euros at the average exchange rate for 2016); the amount of non-current assets reacquired under finance leases came to 93 million reais (around 24 million euros at the average exchange rate for 2016).

In 2016, financial leases were also taken out on newly-built towers for 15 million reais (about 4 million euros), as already envisaged in the above-mentioned contractual arrangements with American Tower.

The sales of the first three blocks, for a total of 5,483 towers, were completed in 2015, as described in the Consolidated Financial Statements of the TIM Group at December 31, 2015.

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

On March 8, 2016, following the approval by the Enacom, the Argentinian communications regulatory authority, the TIM Group completed the sale of the entire remaining interest in the Sofora – Telecom Argentina group.

A summary is provided below of the income statement impacts from the Sofora - Telecom Argentina group and its sale; the figures for 2016 have been translated at the average exchange rate for the period January 1 – March 8 (15.7981 pesos per euro), whereas the figures for 2015 have been translated at the relevant average exchange rate (10.26890 pesos per euro).

(millions of euros)			1/1 to 3/8/ 2016	2015
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues			504	3,943

EBITDA			133	1,055

EBITDA Margin			26.4	26.7

Operating profit (loss) (EBIT)			133	1,035

EBIT Margin			26.4	26.3

Finance income (expenses), net			(42)	(94)

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale			91	941

Income tax expense			(32)	(320)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(a	)	59	621

Other minor entries	(b	)		(10)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(c= a+b	)	59	611

Income statement effects on the selling entities:
Net gains on disposal			307

Transfer to the separate consolidated income statement of the Reserve for exchange differences on translating foreign operations			(304)

Income tax expense relating to the disposal			(15)

	(d	)	(12)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(c+d	)	47	611

Attributable to:
Owners of the Parent			(3)	89

Non-controlling interests			50	522

For more details, see the Note “Discontinued operations/Non-current assets held for sale” in the Consolidated Financial Statements of the TIM Group at December 31, 2016.

MAIN COMMERCIAL DEVELOPMENTS OF THE BUSINESS UNITS OF THE TIM GROUP

DOMESTIC

Consumer

In 2016, TIM continued to focus on the development of the Consumer Fixed-line market through the convergent, quadruple play TIM SMART offering, which is directed at families and provides Internet, fixed-line and mobile telephone services, as well as exclusive premium content in one single package. For new customers the package was offered at 29.90 euros per month for the first year, with the first month free. To help drive the adoption of fiber, TIM has offered customers with fiber-optic connections a free three-month trial of our new superfast fiber-optic services.

TIM is pursuing a business model based on innovative infrastructures: putting technology at the service of customers to offer them an excellent quality service that is seamless, fast and straightforward. TIM has confirmed its commitment to the constant technological development of its network by accelerating deployment of fiber-optic connections, retaining its leadership for best fiber-optic coverage in Italy with over 1,600 municipalities served at the end of 2016.

TIM’s commitment to developing the network was also confirmed by the new strategic plan 2017-2019, which calls for a further acceleration of investments in innovation. Specifically, capital expenditure in Italy is forecast at around 11 billion euros, of which around 5 billion euros is earmarked for speeding up the development of ultra-broadband networks. At the end of 2019, TIM plans to increase the coverage in Italy of next generation networks, reaching 99% of the population through the LTE mobile network (4G) and 95% of the population through fiber optic networks; by the end of the plan, there will be 50 major towns and cities with a connection of up to 1 Gbit. Thus, TIM confirms its leadership role in Italy’s infrastructure development and digitization, by completing ultra-broadband coverage in the country independently and in a short time.

Through fiber-optic connections, users can access high-quality video content, even in HD. TIM offers a TV package that brings together the best of entertainment, with the widest-ranging premium content distribution platform, thanks to agreements with Netflix and Mediaset’s “Premium on line” offering. During 2016, this allowed TIM to offer its customers the best TV productions and incentivize the use of fixed-line and mobile broadband and ultra-broadband connections, which represent the future of the entertainment market.

To encourage fiber adoption and to regain market share in critical areas, during 2016, TIM introduced a marketing strategy that varied by local area: starting from June, the company intensified the drive for new fiber activations in towns and cities where it has a low market share but high potential in terms of population and coverage, by using new specially-created promotions on top of countrywide offers (e.g. 5 euro discount for 48 months).

The customer-retention strategy also plays a fundamental role for TIM and is implemented, for example, by supplying customers with advanced home devices connected to the Internet of Things, paid for directly through their bills. These devices do not only drive the adoption of broadband, but also incentivize the customer to remain with TIM during the repayment period, generally 48 months.

TIM has therefore pursued ways to drive adoption of broadband through the use of new connected devices, thanks to exclusive partnerships with leading consumer electronics companies. Through these partnerships, TIM promotes the spread of top-quality products enabling the entertainment and ultra-broadband services that in turn underpin the company’s “quadruple play” offering.

In late September, for example, the company launched the new “TIM SMART TV” offering. Thanks to a partnership with Samsung, this allows TIM customers to purchase a Smart TV at an exclusive price, paid for in installments through their bill, and to access TIMVISION and Premium On line digital entertainment.

Finally, to help drive the adoption of broadband also among the – largely senior – voice-only target, in late November, TIM launched a specific promotion on the TIM SMART CASA package, which gives customers with unlimited voice calls who have been with the company for at least five years free access to unlimited ADSL browsing.

In the Mobile market, the company has continued its strategy of maximizing the value of convergent customers, with exclusive benefits for customers who have both a fixed and mobile line (e.g., “If your landline is TIM as well, you get double minutes and data with your mobile”). In addition, to differentiate itself in a highly competitive environment, TIM has made its range of mobile packages stand out for example by focusing on the quality of its network, new retention-based marketing (e.g. smartphone upgrades and new payment methods) and the inclusion of exclusive content (e.g. sports, entertainment). This has enabled the company to pursue a “value” strategy, allowing us to maintain our premium positioning on the market.

Simultaneously, the company has continued to focus on the distribution of new smartphones offered with premium content and highly distinctive packages. These include allowing customers to buy a new smartphone and pay it off in installments without interest directly through the household bill and the company’s “NEXT” smartphone upgrade initiative. TIM was the first to offer this kind of deal, allowing the customer to replace their smart phone every year at no cost, with extra services such as protection against damage and theft.

In addition, with a view to the retention of the customer base, the company has developed a wide-ranging program of commercial initiatives and promotions to coincide with the main holidays (e.g. Christmas, International Women’s Day, Valentine’s Day, etc.), to show its care for customers and therefore to boost brand loyalty and satisfaction levels.

Lastly, during the year the company also continued its segment-based approach, with dedicated value propositions according to the varying needs of the targets. Specifically, for the Young target the company developed dedicated offers and special initiatives, using existing satisfied customers to attract new ones (“bring a friend to TIM” initiative). For the youngest customers (Young Junior), the company sought to expand its product range with content that would appeal both to younger children (TIM Games) and parents (TIM Protect, to safeguard Internet browsing). Finally, for the Senior target, the company expanded its offering with ad hoc features such as dedicated 24/7 telephone assistance, simplified smartphones and training days on new technologies.

2016 also saw significant progress on the technological evolution of the TIM mobile network. The company continued the steady roll-out to Italy’s major cities of 4G Plus services (LTE Advanced technology), which offers data connection speeds of up to 300 Mbit per second. At national level, 4G LTE technology has now reached more than 6,700 municipalities, covering over 96% of the population. Moreover, TIM has also confirmed its technological leadership through the development of its 4G Voce service (VoLTE technology), which allows all customers with a compatible smartphone to experience the quality of high-definition (HD) voice calls.

Business

TIM’s work in the business market during 2016 focused on two main strands:

•	restoring growth in the fixed-line and mobile customer base in line with the trends on the various markets (fixed-line, mobile, IT) and improving market share in the various customer segments;

•	consolidating the customer retention process through initiatives to improve technical quality, administration and how offers are presented, including comprehensive process transformation.

These actions were directed towards the commercial front end, with efforts focused on enhancing the assets that make TIM an integrated operator: fixed-mobile convergence, innovation driven by significant investment and IT which, in support of the core business, helps the traditional offering to stand out. At the same time, the company concentrated on simplifying its range of products and on internal delivery-support processes.

The main goal pursued in the year was to retain the customer base (by monitoring the loss of fixed lines and focusing on the balance of new lines and terminated lines, while at the same time strengthening TIM’s positioning as a key national player in meeting the IT requirements of small, medium and large businesses and the public administration. The company’s comprehensive and high-quality commercial presence was used as a way to reinforce our leadership in traditional areas of telecoms as well as in cloud-based services. Specifically, TIM extended its well-established offering for the public administration to the entirety of the local public administration. This stronger commercial presence has also helped to drive greater use of core connectivity services, speeding up the spread of fixed-line fiber services and the adoption of LTE on the mobile network, thanks to significant increases in both of their coverage during the course of the year. We have therefore worked hard to support the development of access points that will enable forthcoming next-generation services associated with the Internet of Things.

In the Fixed-line business, TIM has strengthened its commercial offering to SOHO-SME businesses, with the restructuring of the TUTTO deal, which offers customers a complete flat voice-data solution that always includes unlimited broadband, fixed-to-fixed and fixed-to-mobile traffic. To support the growth of ARPU and improved loyalty, TIM has also expanded its offering with IT services bundles focused especially on digitization and access to digital marketing services for SMEs. Continuing the progressive and modular development of added value for customers, TIM continued to push the innovative Nuvola IT Comunicazione Integrata Smart offering, which provides customers significant benefits in terms of savings on operating expenses through efficiency improvements, increased collaboration with the business community, mobility, and the push for fixed-mobile integration.

This initiative contributes to the ongoing consolidation of the focus on fiber (next-generation networks), which has been further complemented by the expansion of service coverage and developments in IT systems that enable the targeting of larger customer segments.

For high-end Business clients, in voice services we have expanded the target eligible for the Nuvola IT Comunicazione Integrata offering, by introducing hybrid solutions hosted both in the cloud and on the client’s premises.

Regarding our Information Technology offering, two factors have had a positive impact on the development of our customer offering. The first is setting up the new Data Center in Acilia; the second is the award to the temporary JV led by TIM of the SPC Cloud Lot 1 contract to supply the Public Administration with cloud-based IaaS, PaaS and SaaS solutions. The contract runs for five years and includes the provision of individual productivity, collaboration and electronic storage solutions, as well as IaaS services. In 2016, TIM also gained accreditation with AgID (Agency for Digital Italy) as an identity provider for the new SPID service, which plays a central role in the Italian Government’s Digital Agenda and provides opportunities for promising synergies with the TIM Personal service, which in 2017 will also be launched in the Consumer segment.

Development of the Over-The-Top IT offering has also continued. After consolidating and further expanding the NuvolaStore marketplace with new services, the TIM Open platform was launched in December. Once again, this represented a ‘first’ for Italy, offering a platform for the business community that is open both to businesses looking to buy services and to developers and start-ups contributing or supplying business solutions. TIM Open therefore brings together supply and demand for ICT solutions, with a Reselling/Delegated Management model for both B2B and B2C relationships. The model stands out for giving businesses that offer their solutions through TIM Open some of the advantages available to operators: zero-rating for access from mobile devices to applications hosted on TIMOpen or TIM GoToMarket multichannel availability for their applications (traditional and digital).

In terms of Mobile services, the Business market in 2016 also saw further development of the Mobile Ultra-BroadBand service over on the LTE network, while also expanding our offering with VAS and IT solutions.

To help drive value, we added TIM PROFESSIONAL to our range of services, which offers various modular options through a “more value for more money” approach with data and IT bundles (with costs mitigated for loyalty purposes where necessary). We have made an early start on the gradual implementation of the EU’s “Roam Like at Home” legislation, which comes into force in June 2017.

For our top-end customers, we have also launched the Tutto Smart offering which provides a bundle of services for smartphones and tablets while also adding a suite of extra services to our standard All-Risk Assistance priced at a monthly fee per line.

Finally, 2016 saw the integration of Olivetti’s operations into the Business segment. This generated synergies above all in innovative offerings in the area of the Internet of Things and Business Intelligence. In the first case, efforts were focused on the TIM SMART offering for the management of the wide range of M2M SIM cards. In the second case, the TIM Visual Insight and TIM City Forecast offerings were launched. These provide the Private and Public Business segments, respectively, with aggregate data to understand their organizations and to plan future development, while also allowing TIM to extract valuable information from mobile usage data, duly processed to ensure compliance with privacy regulations.

BRAZIL

Marketing Policy Evolution

TIM is implementing a major revision of its commercial policies with a view to evolving from a cheap brand label to a leading total quality operator, in order to successfully compete in the top value mobile business segment of Postpaid customers.

To implement this strategic repositioning, TIM is developing new business plans differentiated by customer segment and by geographical region in relation to the various market shares, in order to improve business performance and profitability through the following main actions:

•	ensuring TIM is the preferred choice for the primary SIM (main chip) and defending the second SIM on Prepaid customers, through the launch of a new range of recurring bundled offerings with complete solutions for the use of voice and data services, leveraging on our leadership position on the 4G network;

•	accelerating the growth of “Controle” in the Postpaid segment, through the increase of new acquisitions and the development of up-selling actions on the existing customer base;

•	returning to growth in the high-value postpaid segment through the launch of a premium brand and lock-in offers;

•	developing convergent n-Play offers by leveraging 700Mhz LTE / WTTX network coverage;

•	growing in the Corporate mobile segment with a focus on large companies (more than 10 SIMs), SOHOs and SMEs, through the redefinition of differentiated marketing and caring policies.

MAIN CHANGES IN THE REGULATORY FRAMEWORK

DOMESTIC

Wholesale fixed-line markets

TIM Reference Offers

In 2016, the Italian Communications Authority (AGCom) commenced reviewing the Reference Offers (financial and technical terms) of the regulated wholesale services offered by TIM for the years 2015 and 2016.

At the date of approval of these financial statements, the Reference Offers already definitively approved are those relating to the wholesale unbundled access to metallic network and sub-network (local loop unbundling and sub-loop unbundling), co-location and the offer relating to specific capacity transmission services. More specifically, AGCom, by Resolution 653/16/CONS published in December 2016, in approving the financial conditions for unbundled access and co-location services for the two-year period 2015-16, also set out the new pricing guidelines for wholesale services subject to cost-orientation obligation, such as the one-off fees and the co-location services (space, power and cooling), by adopting a new bottom-up approach to evaluate costs.

Wholesale access services

In December 2015 (see Resolution no. 623/15/CONS), AGCom outlined the regulatory framework for accessing the fixed copper and fiber network for the years 2015-17 in which, inter alia, new measures were introduced aimed at strengthening equal treatment in the provision of regulated services of wholesale access at a fixed location. The AGCom, therefore, requested TIM to submit a proposal improving the effectiveness of its equivalence model in the processes for the supply of wholesale services to competitors and to its own commercial divisions. By Resolution 652/16/CONS of December 2016, the AGCom approved both the New Equivalence Model (NEM) of TIM as well as some commitments adopted by TIM on a “voluntary” basis in exchange for the suspension of two penalty proceedings initiated by the AGCom for alleged inefficiencies in the provision of wholesale access services that caused excessive backlog.

Within the framework of Resolution 623/15/CONS, the AGCom also requested TIM to submit a proposal containing the operating procedures for the introduction of a model for the unbundling of incidental services associated to the delivery and assurance of wholesale access lines for local loop unbundling and sub-loop unbundling services. The proposal submitted by TIM (in February 2016 and submitted for public consultation in April 2016) is based on the extension of the Unique System (i.e., recourse to outside companies at the request of the competitors) to the mentioned delivery and assurance activities. The procedure is still ongoing and AGCom final decision, after notification of the draft measure to the European Commission, is expected by the first half of 2017.

Infratel Tenders for the subsidizing of the Ultra-Broadband networks

On June 3, 2016, Infratel Italia published a first tender call for the construction and operation of networks enabling the offering of Ultra-Broadband services (from 30 to 100 Mbit/s) in the so-called “White Areas” (in which the private operators had not envisaged the independent construction of Ultra-Broadband infrastructure in the next three years) of the municipalities of six Italian regions (Abruzzo, Molise, Emilia Romagna, Lombardy, Tuscany and Veneto). On March 7, 2017, Infratel Italia awarded the company Open Fiber (OF) the five lots from the first tender following the technical and financial sustainability analyses conducted (in accordance with the Public Procurement Code (Italian Legislative Decree 50/20146) on OF’s bids announced on January 24, 2017. The total public investment amounts to approximately 1.4 billion euros for the infrastructure which will continue to be owned by the State and will be given in concession for 20 years to the operator winning the tender lots.

On August 8, 2016, Infratel Italia launched a second tender for the Ultrabroadband “White Areas” identified in other 10 Italian regions (Piedmont, Valle d’Aosta, Friuli Venezia Giulia, Liguria, Marche, Umbria, Lazio, Campania, Basilicata and Sicily) and in the Autonomous Province of Trento, involving public funding for a total amount of approximately 1.25 billion euros.

Even though TIM also pre-qualified for this second tender, the Company did not submit any bids in accordance with that already announced to the Ministry of Economic Development and Infratel Italia. Indeed, at the end of 2016, TIM updated its capital expenditure program, which provided for coverage with Ultra-Broadband networks selectively in several white areas of the Regions subject of the Infratel tenders. This decision was confirmed in the 2017-2019 Strategic Plan, already disclosed by the Company, also to the financial community.

TIM also lodged an appeal with the Lazio Regional Administrative Court against the tenders launched by Infratel Italia and, simultaneously, against the guidelines approved by AGCom in relation to the definition of conditions for wholesale access to the Ultra-broadband networks built with the support of Government grants (see Resolution 120/16/CONS). TIM, inter alia, challenges the pricing criteria and methodology for accessing the subsidized networks, which, allegedly, are significantly below the regulated prices of the corresponding Reference Offers submitted by TIM and annually approved by the AGCom. At the hearing of October 19, 2016, the Lazio Regional Administrative Court decided not to grant the suspension requested by TIM and to defer the decision to the hearing on the merits, held on January 25, 2017, in which the Administrative Court took the matter into consideration in order to issue a ruling.

Interconnection services on the fixed network

In October 2016, the AGCom published the final decision for the third cycle of analysis of the markets for the fixed network interconnection services (see Resolution 425/16/CONS) covering the July 1, 2016 - December 31, 2019 period. In particular, the AGCom repealed the pre-existing ex ante regulation regarding both the fixed network termination services for calls originating outside the non-EU/European Economic Area (EEA) countries, with prices therefore set in the open market, as well as the district transit services. TIM qualification as an operator with significant market power (SMP) in the wholesale collection on the fixed telephony network was confirmed; as such, TIM is subject to ex ante regulation, despite this market has been removed from the relevant recommendation prepared by the European Commission. Finally, as regards the financial conditions for the fixed network termination, AGCom basically confirmed the price level previously applied: 0.043 euro cents per minute until 2018 included, and 0.041 euro cents per minute as of January 1, 2019.

Retail fixed-line markets

Replicability test

By resolution of December 2016 (see. Resolution 584/16/CONS), the AGCom updated the “replicability” testing methodology (price test) for the non-discrimination verifications to be applied to the retail offers marketed by TIM. With the new guidelines, as of April 1, 2017, the AGCom introduces the possibility for “local” TIM retail offers, i.e. those designed for specific geographic areas rather than the entire national territory, to apply a testing methodology that is more in line with the market environment, as it is based on the “geographic” production mixes, i.e. on the prices of TIM wholesale services actually used in the various geographic areas. Furthermore, the AGCom will use two distinct replicability models for TIM retail service offers based on the copper network and the fiber networks (Ultrabroadband). In the event that the replication test is not passed, TIM has to reformulate the terms of the offer. The terms of the retail or of the wholesale offer are reformulated, as applicable, and penalty proceedings are simultaneously started for breach of the non-discrimination obligation.

Universal Service

The review process of the services subject to the Universal Service (US) obligations are still pending; it was started by the Ministry of Economic Development (MISE) in 2014 (for the first time since 2003), despite the Electronic Communications Code (Article 65) provides that such a review should be carried out every two years. The Universal Service includes access and telephone calls from a fixed location, public payphones and special rates for disabled and low-income consumers.

In 2016, the AGCom concluded or initiated several US-related proceedings concerning: (i) affordability of US prices, (Final Resolution 456/16/CONS); (ii) the expansion of discounted services for people with disabilities (Resolution 47/17/CONS in public consultation); (iii) the drafting of a technical opinion for the MISE on the possible introduction in the US of the 7 Mbit/s broadband access (Resolution 113/16/CONS in public consultation); (Iv) the setting of the US quality objectives for 2017 (Resolution 650/16/CONS in public consultation).

In particular, by Resolution 456/16/CONS of October 2016, the AGCom rejected TIM’s proposal for a price adjustment on the “Voice” offering (the basic voice telephony offering), and introduced a strict procedure for future changes of US prices, by providing, for example, a minimum time interval of 1 year between two successive tariff changes and the possibility to only change prices with reference to: (i) increase in wholesale costs; (ii) offsetting inflation; (iii) socio-economic conditions. TIM reserved the right to appeal against such decision before the Lazio Regional Administrative Court, since the procedure established by the AGCom for future changes in US prices does not seem consistent with the current EU and national regulatory framework and has no equivalent in the other EU countries.

Lastly, by resolution 47/17/CONS, AGCom introduced new measures relating to subsidized financial conditions for access to the fixed and mobile services for particular categories of disabled customers. The measures, which apply to the deaf and the totally and partially blind, extend the current subsidies, both in terms of discounted services (e.g. flat voice and data offers) and categories of disabled persons concerned (e.g. the partially blind).

For information on the pending disputes relating to the remuneration of the net costs of the US incurred by TIM in the years 1999-2003, excluding 2002, see the Note “Contingent liabilities, other information, commitments and guarantees” of the Separate Financial Statements of TIM S.p.A. at December 31, 2016.

Wholesale mobile network markets

International roaming

The new provisions of EU Regulation 2015/2120 of November 25, 2015 (“Telecom Single Market Regulation-(TSM)) on roaming within the European Union became applicable from April 30, 2016. The TSM Regulation introduced the “Roaming-like-at-home” principle, which provides for the application of national prices to the voice, SMS and data traffic generated within the EU member states as of June 15, 2017. The Regulation also provides for a transitional period (from April 30, 2016 to June 14, 2017), during which the suppliers of roaming services can continue to apply a limited surcharge on the national prices in force for national services.

AGCom contribution fee

AGCom continued to use the existing methods for the calculation of the contribution fee for 2016, despite the ruling of the Lazio Administrative Court and the subsequent ruling of the Consiglio di Stato, published in 2015, according to which Operators should only cover costs relating to activities unequivocally used for the ex-ante regulation of the TLC sector and that revenues connected thereto and obtained by the Authority as administration fees from companies must not exceed the overall costs directly pertaining to the ex-ante regulatory activity. In particular, the Authority continued to use the total revenues from sales and services recorded in the income statement of operators as the tax base and raised the contribution fee rate to 0.0014 from 0.00115 for 2015 (Resolutions 605/15/CONS and 34/16/CONS). On April 1, 2016, TIM paid an amount of 19.8 million euros, with reservation, for the 2016 AGCom contribution fee, and at the same time filed an appeal against the resolutions concerned.

In October 2016, the Italian Supreme Court of Cassation rejected the appeal filed by the AGCom against the ruling of the Consiglio di Stato, confirming the annulment of Resolution 99/11/CONS (through which the Authority asked TIM to pay approximately 27 million euros as arrear amounts due by way of alleged adjustment on AGCom contribution fee for the years 2006-2010) and of Resolution 599/10/CONS (on the determination of the AGCom contribution fee for 2011).

Antitrust

For information on the pending disputes relating to Proceedings A428 and I761 – already completed by AGCM – see the Note “Contingent liabilities, other information, commitments and guarantees” of the Separate Financial Statements of TIM S.p.A. at December 31, 2016.

Case A500B

On November 16, 2016, the Competition Authority (AGCM) notified TIM of the start of an investigation for possible improper conduct in the market consisting in bulk SMS messaging services. More specifically, TIM allegedly hindered competitors by taking advantage of its dominant position in the market of SMS termination on its own network. The proceedings were started on the basis of a complaint received from Ubiquity, an operator in the SMS alert services segment for the banking and financial sector, in competition with TIM and other mobile operators including Vodafone. In the complaint, Ubiquity asserts that the prices allegedly applied by TIM on the market upstream of the SMS termination on its network, and on the market downstream of bulk SMS, are such that the margin for competitors non-vertically integrated, and therefore only engaged in the retail market (such as Ubiquity), is insufficient to cover the costs of providing the service to end customers.

AGCM set the deadline for the conclusion of the proceedings on November 30, 2017.

Similar charges were brought against Vodafone, against whom the AGCM initiated separate investigation proceedings, assuming a potential similar abuse of dominant position.

BRAZIL

Revision of the model for the provision of telecommunications services

In April 2016, the working group composed of the Ministry of Communications and Anatel published its final report with a “diagnosis” on the telecommunications industry and proposed guidelines for the revision of the Brazilian regulatory model. Meanwhile, bill no. 79/2016, which proposes amendments to the General Telecommunications Law (LGT), is currently under review by the Senate. According to the proposal, at the request of the concession holders for the fixed services, Anatel could authorize the transformation of the concession for fixed telephone services (expiring 2025) into authorizations (open-ended), whilst however also imposing compliance with particular requirements and obligations. Based on the bill, Anatel would determine the “economic value” associated with the changeover from concession to authorization and would convert it into capital expenditure commitments, favoring the installation of network infrastructure for high-capacity data communications in places without sufficient levels of competition. The project also proposes new rules for radio frequencies, including the possibility of subsequently renewing licenses beyond the second period and the possibility of exchanging spectrums between operators.

700 MHz and Analog TV switch off

In September 2014, TIM won the tender for the award of the 700MHz (4G/LTE) band frequencies, for a price of 1.7 billion reais, and with additional commitments of 1.2 billion reais (in four annual installments, adjusted for inflation) as a contribution to the consortium established by the tender (“EAD”) for all the operators (TIM, Algar, Claro and Vivo) awarded the contract for managing the freeing up of the 700MHz band through the switch off of analog TV, the redistribution of channels and the reduction of interference. To that end, the first payment (370 million reais) was made in April 2015 and the subsequent two payments (for a total of 860 million reais) were both made in January 2017. The switch off of the analog signal had already been completed in Rio Verde (state of Goiás) in February 2016, and in Brasilia and nine other towns in Goiás in November 2016. The switch off in the cities of San Paolo and Rio de Janeiro is scheduled for March and October 2017, respectively. TIM already provides mobile telephone services in the 700 MHz band in three towns on an experimental basis: Rio Verde, Ituiutaba (Minas Gerais), and Fernando de Noronha (Pernambuco).

Revision of Competition Rules

In November 2012, the Brazilian regulator Anatel introduced the instruments for the market analysis, the identification of operators with significant market power (SMP) and the consequent imposition of ex ante obligations (Plano Geral de Metas de Competição – PGMC).

In December 2016, Anatel started the public consultation for the revision of the markets and criteria of the “PGMC”, which will be among the main themes of regulatory discussion during 2017. Currently, TIM has SMP in (i) passive infrastructure (towers); (ii) mobile network termination, and (iii) national roaming. The revision will result in the adoption of several new concepts, such as the classification by town and the proportional application of ex ante measures based on the degree of competition, ranging from the obligations of transparency and non-discrimination to the cost orientation of the wholesale prices for markets and areas with lower competition.

Exemption limit into the Fixed Broadband segment

The restraining order No. 1/2016/SEI/SRC remains in force, in which Anatel established that fixed broadband providers with more than 50,000 accesses must refrain from adopting restrictive practices at the end of the exemption period in relation to: (i) speed reduction, (ii) suspension of service, or (iii) charging for excess traffic, although such actions are set in the subscription agreement or in the service plan. In December 2016, Anatel issued a public consultation on this issue with the participation of public and private stakeholders and operators and the public and private entities involved. This is due to be completed by April 2017.

“Marco Civil da Internet” and Network Neutrality

The “Marco Civil da Internet” (MCI), approved by Brazilian Law No. 12,965/2014, defined network neutrality as the “duty to treat different data packages in the same way, without distinction based on content, origin and destination, service, terminal or application. On May 11, 2016, Brazilian Presidential Decree No. 8,771/2016 was published, which regulates exceptions to the principle of net neutrality, set out in article 9 of the mentioned law. Both the law and the decree are still being discussed with respect to their interpretations and applications in terms of business models, such as the “zero-rating” offers.

COMPETITION

DOMESTIC

The market

In 2016, the Italian TLC market confirmed the gradual slow-down in the fall in value, which had started in the second half of 2014, simultaneously with the reduction in price-based competitive pressures, that had characterized the previous years.

Growth in Broadband and Ultrabroadband – particularly Mobile, also aided by the increased penetration of next-generation handsets – continued to be the main driver of the market.

The competitive scenario remains characterized, on one side, by the opening of the TLC market to competition from non-traditional operators (in particular Over the Top companies (OTTs) and producers of electronic and consumer devices), and, on the other side, by telecommunications operators having the opportunity to develop new “over the network” services (mainly in the IT and Media fields).

Consequently, telecommunications operators not only face ‘core competition’ with other operators in the sector (including Mobile Virtual Operators) – still the factor that has the greatest impact on market trends – but must also deal with the ‘invasion’ by OTTs and device producers, which operate entirely in the digital world, using completely different assets and competitive strategies to TLC players.

Over time, therefore, the traditional players’ business models are changing to meet the challenges from the new entrants and to exploit new opportunities:

•	in Media, broadcasters – with the Web becoming increasingly important as a complementary distribution platform – are increasingly feeling competitive pressure from consumer electronics companies, telecommunications operators and OTTs;

•	in the Information Technology market, the decline in traditional revenues is driving the various players towards cloud computing, with the goal of protecting their core business. Telecommunications operators are strengthening in this sector, including through partnerships;

•	in the Consumer Electronics market, producers can develop services that can be used through the Internet, building on handset ownership and management of user experience, breaking the relationship between customers and TLC operator;

•	OTTs have, for some time now, been leading the transformation of the methods of use of TLC services (including voice), increasingly integrating them with Media and IT.

With regard to the current positioning of the telecommunications operators in converging markets, on the other hand, as partially described above, the following is taking place with different levels of progress:

•	development of Innovative Services in the IT market, particularly in Cloud services;

•	development of new Digital Services, especially in the areas of Entertainment (e.g. TV, Music, Gaming), Smart Home, Digital Advertising, Mobile Payment-Digital Identity.

Competition in Fixed Telecommunications

The fixed-line telecommunications market continues, on one side, to see a significant decline in access and voice revenues, due to the reduction in accesses and rates and the progressive shift of voice traffic to mobile, and on the other side, the continued growth of broadband revenues. In recent years, operators have concentrated mainly on developing the penetration of Broadband and defending Voice by introducing bundled voice, broadband and services deals in a highly competitive environment with consequent pricing pressure.

The evolution of the competitive product offering has also been influenced by consolidation, among competitors, of an approach based on the control of infrastructure (above all Local Loop Unbundling - LLU). The main fixed operators are also offering mobile services, also as Mobile Virtual Operators (MVOs).

As regards the infrastructure, Enel Open Fiber and Infratel have publicly presented development plans for their telecommunications networks, alternative to that of TIM. These plans respectively concern the main Italian cities and “market failure” areas. In this context, Infratel recently awarded all the lots of Tender Notice 1 to Enel Open Fiber.

The competitive scenario in the Italian fixed telecommunications market is characterized by the presence, in addition to TIM, of a number of operators such as Wind-Infostrada, Fastweb, Vodafone, and Tiscali, that have business models focused on different segments of the market.

In 2016, the migration of customers from fixed-line to mobile telephony services continued, as well as the migration to alternative communications solutions (Voice Over IP, e-mail and social network chat), driven by the use of the Internet, the penetration of broadband, PCs and other connected devices, as well as service quality.

At December 31, 2016, fixed accesses in Italy were estimated at around 20.3 million (including infrastructured OLOs and Fixed Wireless Access), essentially stable compared to 2015. Competition in the access market led to a gradual reduction in TIM’s market share.

In the broadband market, at December 31, 2016, fixed broadband customers in Italy are estimated to have reached a penetration rate on fixed accesses of about 77%. The spread of broadband is driven not only by the penetration of personal computers and other enabled devices (e.g. Smart TVs), but also by the growing demand for speed and access to new IP based services (Voice over IP, content – particularly Video, social networking services, etc.).

Competition in Mobile Telecommunications

In the mobile market, saturated and mature in the traditional voice services segment, the second and third Human SIM cards continued to follow a rationalization trend while the Not Human SIM cards continued to grow.

In 2016 there was a return to modest growth in spending on services. Despite the fall in revenues from the traditional service components such as voice and messaging, driven by the competition between operators and the growing spread of communication apps, it was also the spread of those apps, together with the strong growth in mobile broadband, that enabled the continued strengthening of the improvement that started in the second half of 2014.

The increase in mobile broadband customers also continued thanks to the growth of LTE and the small screen segment, with a high penetration rate on mobile lines, especially as a result of the increasing spread of smartphones.

Alongside innovative services that have already caught on and are under full-scale development, as in the case of mobile apps, there are other market environments, associated with the development of mobile broadband, with major potential for growth in the medium term, such as the Internet of Things and mobile payment.

The competitive scenario in the Italian mobile telecommunications market is also changing following the merger between Wind and H3G. The transaction was authorized by the competent regulatory authorities following the implementation by the two companies of structural corrective measures (e.g. the sale of frequencies and the conclusion of a roaming agreement), which will enable the French operator Iliad to enter the Italian market in the near future, thus becoming the fourth operator with infrastructure, in addition to TIM, Vodafone and, precisely, Wind Tre.

The mobile virtual operators (MVO), of which PosteMobile is the most important player, also continue to enjoy significant growth compared to infrastructured operators.

BRAZIL

The main macroeconomic indicators still show mixed signals in terms of recovery of the Brazilian economy. In particular, GDP decreased throughout 2016, with a slightly better forecast at year end than that recorded in 2015 (-3.8% GDP in 2015). Conversely, inflation in 2016 showed signs of improvement after the peak recorded in 2015 (+10.7%), but with year-end values still expected to remain at high levels (+6.7%).

In the course of 2016, direct taxation increased more than expected to cope with the increased budget deficit of the Federal and Central States, which also affected the telecommunications industry through a series of increases in the main tax on services (ICMS) recorded in almost all States.

The entire telecommunications sector has been affected by the ongoing economic crisis, which, again in 2016, resulted in a decline in overall revenues.

As regards the total number of mobile lines, in 2016 the market consolidation process for the second SIM cards continued, which led to a 7.8% contraction in November over the previous year.

As the largest player in the Prepaid segment, TIM was especially exposed; in the second half of 2016, it therefore launched a thorough review of its business strategies in order to increase its customer base in the Postpaid segment and improve/strengthen the retention rate in the Prepaid segment with the launch of new recurring bundled offerings (weekly and monthly). As a result of the new repositioning of its offering, TIM achieved 14.9 million lines in the Postpaid segment at year-end, up +9.6% on the previous year with a 23% penetration rate on the total customer base (up 3 percentage points on 2015); it also significantly reduced the level of net line-disconnections on the Prepaid segment (4.1 million SIMs in 2016 compared with 10.6 million SIMs in 2015).

CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

NON-CURRENT ASSETS

•	Goodwill: increased by 229 million euros, from 29,383 million euros at the end of 2015 to 29,612 million euros at December 31, 2016, mainly due to positive changes of 216 million euros in foreign exchange rates applicable to the Group’s Brazilian operations(1) and the recognition of the goodwill, of 8 million euros, resulting from the acquisitions of the companies Gestione Due S.r.l., Gestione Immobili S.r.l. and Revi Immobili S.r.l. made by INWIT S.p.A. in January 2016, which were merged into that company in October 2016; in October the acquisition was completed of Noverca S.r.l. which resulted in the recognition of goodwill of 5 million euros.

Further details are provided in the Note “Goodwill” in the Consolidated Financial Statements at December 31, 2016 of the TIM Group.

•	Other intangible assets: increased by 471 million euros, from 6,480 million euros at the end of 2015 to 6,951 million euros at December 31, 2016, representing the balance of the following items:

•	capex (+1,641 million euros);

•	amortization charge for the year (-1,743 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net positive balance of 573 million euros).

•	Tangible assets: Tangible assets increased by 1,493 million euros, from 14,867 million euros at the end of 2015 to 16,360 million euros at December 31, 2016, representing the balance of the following items:

•	capex (+3,235 million euros);

•	changes in financial leasing contracts (+232 million euros);

•	depreciation charge for the year (-2,548 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net positive balance of 574 million euros).

CONSOLIDATED EQUITY

Consolidated equity amounted to 23,553 million euros (21,249 million euros at December 31, 2015), of which 21,207 million euros attributable to Owners of the Parent (17,554 million euros at December 31, 2015) and 2,346 million euros attributable to non-controlling interests (3,695 million euros at December 31, 2015). In greater detail, the changes in equity were the following:

(millions of euros)	12/31/2016	12/31/2015
At the beginning of the year	21,333	21,699

Correction due to errors	(84)	(115)

At the beginning of the year, revised	21,249	21,584

Total comprehensive income (loss) for the year	2,801	(1,115)

Dividends approved by:	(204)	(291)

TIM S.p.A.	(166)	(166)

Other Group companies	(38)	(125)

INWIT - effect of sale of the non-controlling interest	—	839

Merger of TI Media S.p.A. into TIM S.p.A.	—	(9)

Convertible bond issue maturing 2022 - equity component	—	186

Issue of equity instruments	1	10

Conversion of the Guaranteed Subordinated Mandatory Convertible Bonds due 2016	1,300

Disposal of the Sofora – Telecom Argentina group	(1,582)	—

Other changes	(12)	45

At the end of the year	23,553	21,249

(1)	The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 3.43542 at December 31, 2016 and 4.25116 at December 31, 2015.

CASH FLOWS

Adjusted net financial debt stood at 25,119 million euros, down 2,159 million euros compared to December 31, 2015 (27,278 million euros). The change was partly attributable to the deconsolidation of the net financial debt of the Sofora – Telecom Argentina group following the completion of its sale on March 8, 2016.

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt for 2016:

Change in adjusted net financial debt

(millions of euros)	2016	2015	Change
EBITDA	8,002	7,006	996

Capital expenditures on an accrual basis	(4,876)	(5,197)	321

Change in net operating working capital:	(98)	(337)	239

Change in inventories	(10)	56	(66)

Change in trade receivables and net amounts due from customers on construction contracts	(310)	410	(720)

Change in trade payables (*)	445	(621)	1,066

Other changes in operating receivables/payables	(223)	(182)	(41)

Change in employee benefits	(131)	389	(520)

Change in operating provisions and Other changes	(41)	113	(154)

Net operating free cash flow	2,856	1,974	882

% of Revenues	15.0	10.0	5.0	pp

Sale of investments and other disposals flow	745	1,571	(826)

Share capital increases/reimbursements, including incidental costs	1,304	186	1,118

Financial investments flow	(15)	(51)	36

Dividends payment	(227)	(204)	(23)

Change in financial leasing contracts	(232)	(1,523)	1,291

Finance expenses, income taxes and other net non-operating requirements flow	(2,234)	(2,337)	103

Reduction/(Increase) in adjusted net financial debt from continuing operations	2,197	(384)	2,581

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	(38)	(243)	205

Reduction/(Increase) in adjusted net financial debt	2,159	(627)	2,786

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, the change in adjusted net financial debt for 2016 was particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

	2016		2015		Change
(millions of euros)		% of total		% of total
Domestic (*)	3,709	76.1	3,900	75.0	(191)

Brazil	1,167	23.9	1,289	24.8	(122)

Other Operations	—	—	8	0.2	(8)

Adjustments and eliminations	—	—	—	—	—

Consolidated Total	4,876	100.0	5,197	100.0	(321)

% of Revenues	25.6		26.4		(0.8	)pp

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the capital expenditures of the Domestic Business Unit for 2016 would have totaled 3,702 million euros.

Capital expenditures in 2016 totaled 4,876 million euros, down 321 million euros on 2015. In particular:

•	the Domestic Business Unit posted capital expenditures of 3,709 million euros, a decrease of 191 million euros compared to 2015, which comprised, inter alia, the investment for the user rights related to the L band frequencies (231 million euros) and for the extension of the GSM license (117 million euros).

The Company continued to implement selective capital expenditure by identifying projects with higher returns, targeted at innovation and transformation, while driving Ultra-Broadband coverage and service quality. In the domestic market, the capital expenditure program for developing next-generation network (NGN) infrastructure enabled the fiber-optic coverage to reach about 60% of housing units, while the 4G (LTE) network now covers over 96% of the population.

•	the Brazil Business Unit showed a reduction of 122 million euros (including a negative exchange rate effect of 55 million euros) compared to 2015, due to the combined effects of the efficiency measures initiated in the course of 2016 (renegotiation of contracts with suppliers and projects to optimize recurring expenses on the traditional investment components) and a more efficient allocation of capital to infrastructure investments for the development of 4G coverage. Through these initiatives the development of the mobile broadband network was accelerated and expanded, with a urban population coverage at year-end 2016 of 89% on the 3G network (up 7 percentage points from 2015) and 74% on the 4G network (up 15 percentage points compared to 2015).

Change in net operating working capital

The change in net operating working capital for 2016 was a decrease of 98 million euros (decrease of 337 million euros in 2015). In particular:

•	the change in inventories and the management of trade receivables generated negative impacts of 10 million euros and 310 million euros, respectively; the trend in receivables was influenced by the Brazilian real which resulted in exchange rate gains (higher receivables) of 168 million euros;

•	the change in trade payables (+445 million euros) includes the effect of exchange rate gains (higher payables to suppliers) of approximately 263 million euros caused by fluctuations in the Brazilian Real exchange rate;

•	other changes in operating receivables/payables (-223 million euros) included the effects of the increase in prepaid expenses related to the acquisition of TIM S.p.A. customers.

Change in employee benefits, operating provisions and other changes

They were negative for 172 million euros and essentially reflect the net balance of the aforementioned non-recurring provisions and the payment of the amounts allocated in prior years.

Sale of investments and other disposals flow

This was positive by 745 million euros in 2016 and consisted of 704 million euros for the sale of the Sofora – Telecom Argentina group (545 million euros representing the price and 159 million euros for the deconsolidation of the related net financial debt), and the proceeds, of 134 million reais (around 35 million euros), from the sales of telecommunication towers carried out in 2016 by the Brazil Business Unit. The remaining amount related to the disposal of assets in the normal operating cycle.

In 2015, it was positive by 1,571 million euros and mainly related to the proceeds of 854 million euros, already net of transaction costs, from the placement on the market of 39.97% of the share capital of Infrastrutture Wireless Italiane S.p.A. (INWIT), the proceeds of 2,498 million reais (around 676 million euros) realized by the Brazil Business Unit from the sale of the first tranche of telecommunications towers to American Tower do Brasil, the proceeds of 19 million euros from the sale of the company Teleleasing S.p.A. and the proceeds of 9 million euros from the sale of the company SIA S.p.A..

Share capital increases/reimbursements, including incidental costs

In 2016, the item amounted to 1,304 million euros and included the effect of the conversion of the Mandatory Convertible Bond into TIM shares for 1,300 million euros in November 2016.

In 2015, the item amounted to 186 million euros and related to the conversion option of the 1.125% unsecured equity-linked bond amounting to 2 billion euros, issued on March 26, 2015 and maturing on March 26, 2022.

Financial investments flow

In 2016, they amounted to 15 million euros and refer to:

•	the payment made by INWIT S.p.A., net of the cash acquired, for the acquisition of the investments in Revi Immobili S.r.l., Gestione Immobili S.r.l. and Gestione Due S.r.l., for 6 million euros;

•	the subscription of units in the Northgate Telecom Innovations Partners L.P. Fund for 5 million euros;

•	the payment, net of the cash acquired, for the acquisition of the investment in Noverca S.r.l. for 4 million euros.

In 2015, the item amounted to 51 million euros and mainly referred to disbursements of 23 million euros for the purchase of 50% of the share capital of the company Alfiere S.p.A., 6 million Euros for the purchase of 100 % of the share capital of Alfabook S.r.l. and approximately 9 million euros for the withdrawal rights exercised by the previous shareholders of Telecom Italia Media S.p.A., which was merged into TIM S.p.A. on September 30, 2015.

Change in financial leasing contracts

This item, amounting to 232 million euros, essentially represents the higher value of tangible assets under financial lease, which is partly a reflection of the associated higher financial payables, posted as a result of contractual renegotiations by TIM S.p.A. in 2016 within the real estate transformation project, the new rental agreements for industrial autovehicles, and the finance lease signed by the Tim Brasil group on the already mentioned telecommunication towers.

In 2015, this item amounted to 1,523 million euros and essentially consisted of 1,178 million euros for TIM S.p.A. and 1,245 million reais (around 337 million euros) for the Tim Brasil group. Further details are provided in the Note “Tangible assets (owned and under finance leases)” of the Consolidated Financial Statements at December 31, 2016 of the TIM Group.

Finance expenses, income taxes and other net non-operating requirements flow

The item amounted to 2,234 million euros and mainly included the payment, during 2016, of net finance expenses and income taxes, as well as the change in non-operating receivables and payables.

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale

The item shows cash flow absorbed by the Sofora – Telecom Argentina group, equal to 38 million euros, before the disposal of the investment and the consequent deconsolidation of the relative net financial debt as of March 8, 2016. In 2015, this item amounted to a negative 243 million euros.

Net financial debt

Net financial debt is composed as follows:

	12/31/2016	12/31/2015	Change
(millions of euros)	(a)	(b)	(a-b)
Non-current financial liabilities
Bonds	20,369	19,883	486

Amounts due to banks, other financial payables and liabilities	7,656	8,364	(708)

Finance lease liabilities	2,444	2,271	173

	30,469	30,518	(49)

Current financial liabilities (*)
Bonds	2,595	3,681	(1,086)

Amounts due to banks, other financial payables and liabilities	1,269	2,390	(1,121)

Finance lease liabilities	192	153	39

	4,056	6,224	(2,168)

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	348	(348)

Total Gross financial debt	34,525	37,090	(2,565)

Non-current financial assets
Securities other than investments	(1)	(3)	2

Financial receivables and other non-current financial assets	(2,697)	(2,986)	289

	(2,698)	(2,989)	291

Current financial assets
Securities other than investments	(1,519)	(1,488)	(31)

Financial receivables and other current financial assets	(389)	(352)	(37)

Cash and cash equivalents	(3,964)	(3,559)	(405)

	(5,872)	(5,399)	(473)

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	(227)	227

Total financial assets	(8,570)	(8,615)	45

Net financial debt carrying amount	25,955	28,475	(2,520)

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(836)	(1,197)	361

Adjusted net financial debt	25,119	27,278	(2,159)

Breakdown as follows:
Total adjusted gross financial debt	32,574	34,602	(2,028)

Total adjusted financial assets	(7,455)	(7,324)	(131)

(*) of which current portion of medium/long-term debt:
Bonds	2,595	3,681	(1,086)

Amounts due to banks, other financial payables and liabilities	670	1,482	(812)

Finance lease liabilities	192	153	39

The financial risk management policies of the TIM Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a measure called “Adjusted net financial debt” has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value Measurement from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

Sales of receivables to factoring companies

The sales of trade receivables to factoring companies finalized in 2016 resulted in a positive effect on net financial debt at December 31, 2016 of 1,091 million euros (1,106 million euros at December 31, 2015).

Gross financial debt

Bonds

Bonds at December 31, 2016 totaled 22,964 million euros (23,564 million euros at December 31, 2015). Their nominal repayment amount was 22,417 million euros, down 530 million euros compared to December 31, 2015 (22,947 million euros).

Changes in bonds over 2016 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 750 million euros 3.625% maturing 1/19/2024	Euro	750	1/20/2016

Telecom Italia S.p.A. 1,000 million euros 3.625% maturing 5/25/2026	Euro	1,000	5/25/2016

Telecom Italia S.p.A. 1,000 million euros 3.000% maturing 9/30/2025	Euro	1,000	9/30/2016

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016

Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016

Telecom Italia S.p.A. 400 million euros, Euribor 3M+ 0.79%	Euro	400	6/7/2016

(1)	Net of buybacks by the Company of 337 million euros during 2014 and 2015.
(2)	Net of buybacks by the Company of 142 million euros during 2014.

Bond Name	Outstanding nominal amount prior to the buyback (GBP)	Repurchased nominal amount (GBP)	Buyback price	Buyback date
Buybacks

Telecom Italia S.p.A. - 400 million British pounds, maturing May 2023, coupon 5.875%	400,000,000	25,000,000	111.000%	6/29/2016

As regards the mandatory conversion at maturity of the Loan “€1,300,000,000 6.125% Guaranteed Subordinated Mandatory Convertible Bonds due 2016” issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A., on November 15, 2016 the mentioned Loan was converted on the basis of the Relevant Conversion Ratio, calculated pursuant to the Terms and Conditions of the Loan and amounting to 131,018.75372, which correspond to 1,702,850,712 new ordinary shares of TIM S.p.A., representing approximately 11.2% of the ordinary share capital of the Company, 8% also considering the savings shares.

We remind that on September 22, 2016 a total of 360,100 new TIM ordinary shares had already been issued following a voluntary conversion notice for the nominal amount of 300,000 euros.

With reference to the Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at December 31, 2016 was 201 million euros, up 1 million euros compared to December 31, 2015 (200 million euros).

Revolving Credit Facility and Term Loan

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2016:

(billions of euros)	12/31/2016		12/31/2015
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

TIM has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down. The beneficial changes to the economic terms of the Revolving Credit Facilities took effect from January 4, 2016, together with the two-year extension to those facilities.

TIM also has:

•	a bilateral Term Loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Cassa Depositi e Prestiti expiring April 2019, for 100 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna expiring July 2017 for 200 million euros, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 8.02 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.1%.

For details on the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes “Financial liabilities (non-current and current)” in the Consolidated Financial Statements at December 31, 2016 of the TIM Group.

Current financial assets and liquidity margin

The TIM Group’s available liquidity margin amounted to 12,483 million euros at December 31, 2016, corresponding to the sum of “Cash and cash equivalents” and “Current securities other than investments”, totaling 5,483 million euros (5,047 million euros at December 31, 2015), and the committed credit lines, mentioned above, of which a total of 7,000 million euros has not been drawn down. This margin is sufficient to cover Group financial liabilities due at least for the next 24 months.

In particular:

Cash and cash equivalents amounted to 3,964 million euros (3,559 million euros at December 31, 2015). The different technical forms of investing available cash at December 31, 2016 can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•	Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 1,519 million euros (1,488 million euros at December 31, 2015): These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They include 258 million euros of Italian treasury bonds purchased by TIM S.p.A. and 548 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A., as well as 573 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012. In addition, the Brazil Business Unit made an investment for an equivalent value of 140 million euros in a monetary fund that invests almost entirely in instruments in US dollars.

In the fourth quarter of 2016, the adjusted net financial debt decreased by 1,616 million euros compared to September 30, 2016 (26,735 million euros): the benefits of the stronger capital structure resulting from the conversion of the Mandatory Convertible Bond into TIM S.p.A. shares were added to the positive impact of operations.

(millions of euros)	12/31/2016	9/30/2016	Change
	(a)	(b)	(a-b)
Net financial debt carrying amount	25,955	27,411	(1,456)

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(836)	(676)	(160)

Adjusted net financial debt	25,119	26,735	(1,616)

Breakdown as follows:
Total adjusted gross financial debt	32,574	34,291	(1,717)

Total adjusted financial assets	(7,455)	(7,556)	101

CONSOLIDATED FINANCIAL STATEMENTS – TIM GROUP

The TIM Group Consolidated Financial Statements for the year ended December 31, 2016 and the comparative figures for the prior year have been prepared in accordance with the International Accounting Standards issued by the International Accounting Standards Board and endorsed by the European Union (“IFRS”).

The accounting policies and consolidation principles adopted in the preparation of the Consolidated Financial Statements at December 31, 2016 are the same as those adopted in the Consolidated Financial Statements at December 31, 2015, except for the use of the new Standards and Interpretations adopted by the Group since January 1, 2016, whose effects are described in the notes to the Consolidated Financial Statements at December 31, 2016, to which the reader is referred.

Within the Brazil Business Unit, Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic. Such incorrect accounting entries, which had no impact either in terms of net financial position or on cash and cash equivalents, resulted in the early recognition of revenues with respect to prepaid traffic not yet consumed. The comparative financial information as of December 31, 2015 has therefore been revised, with no material impact on the figures under comparison (for more details see the Note “Form, content and other general information – The correction of errors” in the Consolidated Financial Statements of the TIM Group at December 31, 2016).

The TIM Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; EBITDA margin and EBIT margin; and net financial debt carrying amount and adjusted net financial debt.

Moreover, the part entitled “Business Outlook for 2017” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the Annual Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

The following changes in the scope of consolidation occurred during 2016:

•	Flash Fiber S.r.l. (Domestic Business Unit): established on July 28, 2016;

•	Sofora - Telecom Argentina group: classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale) was sold on March 8, 2016;

•	Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Domestic Business Unit): on January 11, 2016, INWIT S.p.A. purchased 100% of these companies, which were subsequently merged and therefore entered into the Group’s scope of consolidation;

•	Noverca S.r.l. (Domestic Business Unit): On October 28, 2016 TIM S.p.A. acquired 100% of the company;

•	TIMVISION S.r.l. (Domestic Business Unit): established on December 28, 2016.

The following changes in the scope of consolidation occurred during 2015:

•	INWIT S.p.A. (Domestic Business Unit): established in January 2015;

•	Alfabook S.r.l. (Domestic Business Unit): on July 1, 2015, Telecom Italia Digital Solution S.p.A. (now merged into Olivetti S.p.A.) acquired 100% of the company, which consequently entered the Group’s scope of consolidation;

•	TIM Real Estate S.r.l. (Domestic Business Unit): established in November 2015.

Separate Consolidated Income Statements

		2015	Change
	2016	Revised	(a-b)
(millions of euros)	(a)	(b)	amount	%
Revenues	19,025	19,719	(694)	(3.5)

Other income	311	287	24	8.4

Total operating revenues and other income	19,336	20,006	(670)	(3.3)

Acquisition of goods and services	(7,793)	(8,532)	739	8.7

Employee benefits expenses	(3,106)	(3,589)	483	13.5

Other operating expenses	(1,083)	(1,491)	408	27.4

Change in inventories	9	(44)	53	—

Internally generated assets	639	656	(17)	(2.6)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	8,002	7,006	996	14.2

Depreciation and amortization	(4,291)	(4,135)	(156)	(3.8)

Gains/(losses) on disposals of non-current assets	14	336	(322)	(95.8)

Impairment reversals (losses) on non-current assets	(3)	(244)	241	98.8

Operating profit (loss) (EBIT)	3,722	2,963	759	25.6

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(23)	1	(24)	—

Other income (expenses) from investments	7	10	(3)	(30.0)

Finance income	2,543	2,760	(217)	(7.9)

Finance expenses	(3,450)	(5,281)	1,831	34.7

Profit (loss) before tax from continuing operations	2,799	453	2,346	—

Income tax expense	(880)	(403)	(477)	—

Profit (loss) from continuing operations	1,919	50	1,869	—

Profit (loss) from Discontinued operations/Non-current assets held for sale	47	611	(564)	(92.3)

Profit (loss) for the year	1,966	661	1,305	—

Attributable to:
Owners of the Parent	1,808	(70)	1,878	—

Non-controlling interests	158	731	(573)	(78.4)

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following consolidated statements of comprehensive income include the Profit (loss) for the year as shown in the Separate Consolidated Income Statements and all non-owner changes in equity.

(millions of euros)			2016	2015 Revised
Profit (loss) for the year	(a	)	1,966	661

Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			(33)	16

Income tax effect			7	(7)

	(b	)	(26)	9

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(c	)	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c	)	(26)	9

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			46	(4)

Loss (profit) transferred to the Separate Consolidated Income Statements			(37)	(57)

Income tax effect			(2)	18

	(e	)	7	(43)

Hedging instruments:
Profit (loss) from fair value adjustments			(312)	1,536

Loss (profit) transferred to the Separate Consolidated Income Statements			(80)	(983)

Income tax effect			90	(165)

	(f	)	(302)	388

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			852	(2,129)

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements			304	(1)

Income tax effect			—	—

	(g	)	1,156	(2,130)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to the Separate Consolidated Income Statements			—	—

Income tax effect			—	—

	(h	)	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h	)	861	(1,785)

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i	)	835	(1,776)

Total comprehensive income (loss) for the year	(a+k	)	2,801	(1,115)

Attributable to:
Owners of the Parent			2,534	(807)

Non-controlling interests			267	(308)

Consolidated Statements of Financial Position

			12/31/2016	12/31/2015	Change	1/1/2015 Revised
				Revised
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			29,612	29,383	229	29,943

Intangible assets with a finite useful life			6,951	6,480	471	6,827

			36,563	35,863	700	36,770

Tangible assets
Property, plant and equipment owned			13,947	12,659	1,288	12,544

Assets held under finance leases			2,413	2,208	205	843

			16,360	14,867	1,493	13,387

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			18	41	(23)	36

Other investments			46	45	1	43

Non-current financial assets			2,698	2,989	(291)	2,445

Miscellaneous receivables and other non-current assets			2,222	1,804	418	1,624

Deferred tax assets			877	853	24	1,118

			5,861	5,732	129	5,266

Total Non-current assets	(a	)	58,784	56,462	2,322	55,423

Current assets
Inventories			270	254	16	313

Trade and miscellaneous receivables and other current assets			5,426	5,086	340	5,607

Current income tax receivables			94	163	(69)	101

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,908	1,840	68	1,611

Cash and cash equivalents			3,964	3,559	405	4,812

			5,872	5,399	473	6,423

Current assets sub-total			11,662	10,902	760	12,444

Discontinued operations/Non-current assets held for sale
of a financial nature			—	227	(227)	165

of a non-financial nature			—	3,677	(3,677)	3,564

			—	3,904	(3,904)	3,729

Total Current assets	(b	)	11,662	14,806	(3,144)	16,173

Total Assets	(a+b	)	70,446	71,268	(822)	71,596

			12/31/2016	12/31/2015	Change	1/1/2015 Revised
				Revised
(millions of euros)			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to Owners of the Parent			21,207	17,554	3,653	18,068

Non-controlling interests			2,346	3,695	(1,349)	3,516

Total Equity	(c	)	23,553	21,249	2,304	21,584

Non-current liabilities
Non-current financial liabilities			30,469	30,518	(49)	32,325

Employee benefits			1,355	1,420	(65)	1,056

Deferred tax liabilities			293	323	(30)	438

Provisions			830	551	279	720

Miscellaneous payables and other non-current liabilities			1,607	1,429	178	984

Total Non-current liabilities	(d	)	34,554	34,241	313	35,523

Current liabilities
Current financial liabilities			4,056	6,224	(2,168)	4,686

Trade and miscellaneous payables and other current liabilities			7,646	7,563	83	8,249

Current income tax payables			637	110	527	36

Current liabilities sub-total			12,339	13,897	(1,558)	12,971

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			—	348	(348)	43

of a non-financial nature			—	1,533	(1,533)	1,475

			—	1,881	(1,881)	1,518

Total Current Liabilities	(e	)	12,339	15,778	(3,439)	14,489

Total Liabilities	(f=d+e	)	46,893	50,019	(3,126)	50,012

Total Equity and Liabilities	(c+f	)	70,446	71,268	(822)	71,596

Consolidated Statements of Cash Flows

(millions of euros)			2016	2015 Revised
Cash flows from operating activities:
Profit (loss) from continuing operations			1,919	50

Adjustments for:
Depreciation and amortization			4,291	4,135

Impairment losses (reversals) on non-current assets (including investments)			6	253

Net change in deferred tax assets and liabilities			38	(45)

Losses (gains) realized on disposals of non-current assets (including investments)			(15)	(343)

Share of profits (losses) of associates and joint ventures accounted for using the equity method			23	(1)

Change in employee benefits			(131)	389

Change in inventories			(10)	56

Change in trade receivables and net amounts due from customers on construction contracts			(310)	410

Change in trade payables			229	(481)

Net change in current income tax receivables/payables			581	13

Net change in miscellaneous receivables/payables and other assets/liabilities			(915)	634

Cash flows from (used in) operating activities	(a	)	5,706	5,070

Cash flows from investing activities:
Purchase of intangible assets			(1,641)	(1,959)

Purchase of tangible assets			(3,467)	(4,761)

Total purchase of intangible and tangible assets on an accrual basis			(5,108)	(6,720)

Change in amounts due for purchases of intangible and tangible assets			450	1,294

Total purchase of intangible and tangible assets on a cash basis			(4,658)	(5,426)

Acquisition of control in subsidiaries or other businesses, net of cash acquired			(10)	(5)

Acquisitions/disposals of other investments			(5)	(36)

Change in financial receivables and other financial assets			175	(635)

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			492	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets			42	717

Cash flows from (used in) investing activities	(b	)	(3,964)	(5,385)

Cash flows from financing activities:
Change in current financial liabilities and other			(437)	408

Proceeds from non-current financial liabilities (including current portion)			3,561	5,054

Repayments of non-current financial liabilities (including current portion)			(4,164)	(7,191)

Share capital proceeds/reimbursements (including subsidiaries)			4	186

Dividends paid			(227)	(204)

Changes in ownership interests in consolidated subsidiaries			—	845

Cash flows from (used in) financing activities	(c	)	(1,263)	(902)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	(45)	(19)

Aggregate cash flows	(e=a+b+c+d	)	434	(1,236)

Net cash and cash equivalents at beginning of the year:	(f	)	3,216	4,910

Net foreign exchange differences on net cash and cash equivalents	(g	)	302	(458)

Net cash and cash equivalents at end of the year:	(h=e+f+g	)	3,952	3,216

Additional Cash Flow Information

(millions of euros)	2016	2015 Revised
Income taxes (paid) received	(218)	(363)

Interest expense paid	(2,306)	(5,145)

Interest income received	934	3,632

Dividends received	8	3

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2016	2015 Revised
Net cash and cash equivalents at beginning of the year
Cash and cash equivalents - from continuing operations	3,559	4,812

Bank overdrafts repayable on demand – from continuing operations	(441)	(19)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,216	4,910

Net cash and cash equivalents at end of the year
Cash and cash equivalents - from continuing operations	3,964	3,559

Bank overdrafts repayable on demand – from continuing operations	(12)	(441)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	98

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,952	3,216

OTHER INFORMATION

Average salaried workforce

(equivalent number)	2016	2015	Change
Average salaried workforce – Italy	47,166	49,361	(2,195)

Average salaried workforce – Outside Italy	10,689	12,192	(1,503)

Total average salaried workforce (1)	57,855	61,553	(3,698)

Non-current assets held for sale - Sofora - Telecom Argentina group	2,581	15,465	(12,884)

Total average salaried workforce - including Non-current assets held for sale	60,436	77,018	(16,582)

1)	Includes employees with temp work contracts: the average headcount was 4 in 2016 (3 in Italy and 1 outside Italy). In 2015, the average headcount was 3 (2 in Italy and 1 outside Italy).

Headcount at year end

(number)	12/31/2016	12/31/2015	Change
Headcount – Italy	51,125	52,555	(1,430)

Headcount – Outside Italy	10,104	13,312	(3,208)

Total headcount at year end(1)	61,229	65,867	(4,638)

Non-current assets held for sale - Sofora - Telecom Argentina group		16,228	(16,228)

Total headcount at year end - including Non-current assets held for sale	61,229	82,095	(20,866)

1)	Includes employees with temp work contracts: 4 at 12/31/2016 and 3 at 12/31/2015.

Headcount at year end – Breakdown by Business Unit

(number)	12/31/2016	12/31/2015	Change
Domestic (*)	51,280	52,644	(1,364)

Brazil	9,849	13,042	(3,193)

Media		64	(64)

Other Operations	100	117	(17)

Total	61,229	65,867	(4,638)

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the headcount of the Domestic Business Unit would have been 51,218 at the end of 2016.

RESEARCH AND DEVELOPMENT

With regard to “Research and Development”, this subject is discussed in a specific paragraph of the Sustainability Section of this Report on Operations.

EVENTS SUBSEQUENT TO DECEMBER 31, 2016

For details of subsequent events see the specific Note “Events Subsequent to December 31, 2016” in the Consolidated and Separate Financial Statements at December 31, 2016 of the TIM Group and TIM S.p.A., respectively.

BUSINESS OUTLOOK FOR THE YEAR 2017

According to the three-year Strategic Plan 2017 - 2019, the significant company transformation process will continue. This is an integrated Plan that combines revenue and EBITDA growth with financial discipline and efficiency, aiming to maximize return on investment; the Plan’s objective is to make TIM the market benchmark in terms of quality in the Fixed and Mobile markets through an approach that is based on content, convergence, ICT services, innovation and closeness to the customer.

The strategy is based on a superior network infrastructure, the implementation of which will further accelerate over the Plan horizon. Specifically, planned capital expenditures in Italy will amount to about 11 billion euros, of which about 5 billion dedicated to the accelerated development of ultra-broadband networks.

Special focus will be placed on convergence and content, including through the launch of national and international co-productions via TIMvision. This will strengthen the business model based on the best infrastructure and excellent customer service, increasingly aimed at disseminating premium services and digital content, including on an exclusive basis.

In the Domestic Mobile segment, where the competitive environment will increasingly be characterized by the presence of few players and growing data consumption, TIM will focus on accelerating the mobile ultra-broadband penetration, by leveraging on its widespread 4G network and quality contents.

Thus, we expect LTE customers to account for approximately 90% of mobile broadband customers in 2019, due to our almost full coverage in Italy with 75 Mbps, with peaks of 500 Mbps – first operator in Europe – in the major cities through the use of carrier aggregation technology.

In the Domestic Fixed segment, the Group expects that all loss lines – or the reduction in the number of clients – will be brought to zero by 2018 through the faster spread and subsequent adoption of fiber optic networks. A crucial role will also be played by our commercial strategy that aims to retain current customers by offering, inter alia, devices and appliances connected to the home network – the Internet of Things – directly charged in the phone bill.

The Plan is also characterized by careful financial discipline and strong cash generation through which the Group’s ratio of adjusted net financial debt to reported EBITDA will be brought below 2.7x in 2018. This result will also be supported by the efficiency measures to be put in place.

The efficiency savings expected on Opex and Capex over the Plan horizon amount to 1.9 billion euros, to be reached through three levers which are also intended to increase cash generation: cost optimization, lean organization and process transformation.

Finally, the Plan envisages the turnaround of the Group’s main subsidiaries: for example, synergies with Inwit will be maximized in the fiber optic connection of all Company towers; Olivetti will be able to leverage on its brand to offer cutting-edge design products and ICT services. Telecom Italia Sparkle will further pursue its growth path seeking synergies with the TIM Business function in the management of international clients and by assessing opportunities for both organic and inorganic growth.

In Brazil, the Plan provides for the continued turnaround of Tim Brasil through its re-positioning based on product and network quality and on convergence, thereby enabling the company to successfully compete in the postpaid segment, while recovering a solid profitability. More specifically, further impetus will be given to the construction of the UBB Mobile infrastructure – at completion of the Plan, the 4G network will reach 95% of the population with coverage of about 3,600 cities – and the development of convergent offers, including through agreements with major premium content providers.

The Plan’s strategy, focused on strong infrastructure capex designed to increase the spread of innovative services, has led to the setting of the following Group objectives for 2017:

•	Domestic sales and EBITDA: low-single digit increase

•	Adjusted net financial debt/reported EBITDA ratio: down to lower than 2.7x level in 2018.

MAIN RISKS AND UNCERTAINTIES

The business outlook for 2016 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

In such a scenario, risk management becomes a strategic tool for value creation. The TIM Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner across the Group companies, highlighting potential synergies among the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The main risks affecting the business activities of the TIM Group, which may impact, even significantly, the ability to achieve the objectives of the Group are presented below.

STRATEGIC RISKS

Risks related to macro-economic factors

The TIM Group’s economic and financial situation is subject to the influence of numerous macroeconomic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. The expected results may be affected, in the domestic market, by the struggling economic recovery: growth at year-end 2016 was 0.9%, a low figure when compared to the average of the EMU countries, albeit higher than that expected for 2017. The consumption cycle, which had driven the recovery in 2013 and supported it in the following years, is slowing down also due to a more cautious attitude by households: confidence has weakened while the propensity to save is rising again. The unemployment rate continues to be at high levels, with possible repercussions on the income available for consumption.

In the Brazilian market, the expected results may be affected by the further deterioration of the macroeconomic environment, with the country currently in economic recession: for 2017, as of the second quarter, moderate growth is expected, driven by improved confidence, the recovery of investment and a slightly less uncertain political climate. The high unemployment rate of just under 12% in late 2016, could have a negative impact on household consumption. These factors mean that the consequent recognition of goodwill impairment losses cannot be ruled out.

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce market share in the geographical areas where the TIM Group is engaged as well as erode prices and margins. Competition is focused, on one hand, on innovative products and services and, on the other hand, on the price of traditional services. In addition, in the area of infrastructure competition, the growth of alternative operators could represent a threat for TIM, particularly in the years of the Plan after 2017 and also beyond the Plan period.

In the mobile market, Iliad S.A. is about to launch a new mobile operator in Italy with the aim of acquiring 10-15% of the market, as per its own announcements, by adopting the strategies it has already used for the French market. For its part, TIM intends to launch a new operator, with independent systems and characteristics to counter the entry of the new competitor.

In addition, Enel Open Fiber and Infratel have announced their plans for the development of an alternative ultra-broadband telecommunications network to the TIM network, respectively in the major Italian cities and the “market failure” areas.

In Brazil, the deterioration of the macroeconomic environment continues to negatively impact on the telecommunications market. Competitive risk comprises both an acceleration in the deterioration of the business model tied to traditional services not fully replaced by innovative services and the rationalization of consumption by customers as a result of a contraction of their purchasing power. In this scenario, the Tim Brasil group may be further impacted in the short term to a greater extent than its main competitors, due to the higher proportion of customers with prepaid services, which are more affected by the current macroeconomic situation, and by a slowdown in their replacement with postpaid customers.

OPERATIONAL RISKS

Operational risks inherent in our business relate to possible inadequacies in internal processes, external factors, frauds, employee errors, errors in properly documenting transactions, loss of critical or commercially sensitive data and failures in systems and/or network platforms.

Risks related to business continuity

The success of the TIM Group heavily depends on the ability to offer in a continuous and uninterrupted manner our services/ products through the availability of processes and their supporting assets; among these, in addition to our personnel, a specific focus concerns the resilience of the Network infrastructure and the Information Systems business continuity and/or Disaster Recovery policies. In particular, the Network Infrastructure and the Information Systems are sensitive to various internal and external threats: power outage, floods, storms, human errors, system failures, hardware and software failures, software bugs, cyber attacks, earthquakes, facility failures, strikes, fraud, vandalism, terrorism, etc.. Each of these events could lead to an interruption in the supply of services/products and potentially affect our business both directly and indirectly: reduction in revenues and/or increased recovery costs, decrease in customer satisfaction, increased churn rate, costs related to penalties and fines, negative impact on the Group’s image and reputation.

Risks related to the development of fixed and mobile networks

To maintain and expand our customer portfolio in each of the markets in which we operate, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize the terminations to protect the Company’s revenues from erosion. The maintenance and improvement of existing installations depend on our ability to:

•	upgrade the capabilities of the networks to provide customers with services that are closer to their needs; in this regard, the TIM Group may participate in tenders for broadcasting frequencies;

•	increase the geographical coverage of innovative services;

•	upgrade the structure of the systems and the networks to adapt it to new technologies;

•	sustain the necessary capital expenditure over the long term.

Risks of internal/external fraud

The TIM Group has adopted an organizational model to prevent fraud. However, the implementation of this model cannot ensure the total mitigation of the risk. Dishonest activities and illegal acts committed by people inside and outside the organization could adversely affect the Company’s operating results, financial position and image.

Risks related to disputes and litigation

The TIM Group has to deal with disputes and litigation with tax authorities, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect, which may even be significant, on its operating results, financial position and cash flows.

FINANCIAL RISKS

The TIM Group may be exposed to financial risks, such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the TIM Group companies. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, the TIM Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the TIM Group aims to maintain an “adequate level of financial flexibility”, in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12 -18 months.

On June 23, 2016, a referendum was held in the United Kingdom, commonly referred to as “Brexit”, in which voters approved the UK’s exit from the European Union. The potential impact of Brexit will depend, in part, on the outcome of the negotiations on tariffs, trade, regulations and other matters. The result of the referendum had an adverse effect on the global markets and currencies, including a sharp decline in the pound against the dollar and the euro. Brexit and the possible changes during the exit negotiations could create further instability in the global financial markets and uncertainty about the laws of the European Union that the United Kingdom will decide to replace or replicate with national laws and regulations. Any of these effects of Brexit could, among other things, have an adverse effect on our financial conditions, our business and the related earnings and cash flows.

REGULATORY AND COMPLIANCE RISKS

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the Communications Authority (AGCom) may lead to changes in the regulatory framework that may affect the expected results of the Group. More specifically, the main elements that introduce uncertainty are:

•	lack of predictability in start-up timing and consequent new process decisions;

•	decisions with retroactive effect (for example, price revisions for previous years as a result of judgments issued by the Administrative Courts);

•	decisions that can influence the technological choices made and to be made, with potential impact on the timing of return on infrastructure investment.

The implementation of the New Equivalence Model (NEM), launched by TIM in 2015, is being completed; its aim is to further improve the effectiveness of guarantees on equal treatment between own business divisions and competitors that buy wholesale services. The NEM and the related implementation roadmap were approved by the Board of Directors of TIM on November 5, 2015. The Italian Antitrust Authority (AGCM) and the AGCom positively evaluated the effectiveness of the NEM and decided, respectively, to close the non-compliance proceedings A428C, acknowledging that TIM has complied with the earlier A428 decision, and to discontinue the ongoing penalty proceedings.

Compliance risks

The TIM Group may be exposed to risks of non-compliance due to non-observance/breach of internal (self-regulation, such as, for example, bylaws, code of ethics) and external rules (laws and regulations), with consequent judicial or administrative penalties, financial losses or reputational damage.

The TIM Group aims to ensure that processes, and, therefore, the procedures and systems governing them, and corporate conduct comply with legal requirements. The risk is associated with potential time lags in making the processes compliant with regulatory changes or whenever non-conformities are identified.

INFORMATION FOR INVESTORS

The Investor Relations department develops and manages relationships with all the investors in the TI Group: funds (including SRI), retail investors (including individual shareholders associations), bondholders, equity and credit analysts. In 2016 the financial communication program envisaged a number of events in different countries, as described in the table below. The IR department organized quarterly conference calls, road shows abroad, meetings at the Company’s main offices, participation to industry-related conferences and an Investor Event in London with analysts and investors. Over 600 meetings were organized, including one-on-one meetings and phone and videoconferences, with the aim of expanding the investor base represented in the major international financial markets. In 2017, the financial communications activities continued in January with a specific Offsite with the Group analysts and investors. In February and March an extensive road-show program was organized with the top management of the Group, starting with an Investor Event in New York, and continuing in the main European and American financial markets. These meetings that focused on 2016 preliminary results and the 2017-19 Strategic Plan, were attended by more than 140 investors, representing approximately 16% of the ordinary share capital of TIM.

2016 Financial Communications schedule

January 2016	May 2016 (1 Quarter 2016 results)	September 2016
• Meetings in the Group main offices (reverse road shows)	• Annual General Shareholders’ Meeting	• Conferences with investors in Milan and London

• Roadshow in London, New York and Boston

February 2016 (Preliminary FY’15 and 2016-18 Plan)	June 2016	October 2016
• Investor Event in London to launch the 2016-2018 Business Plan	• Conferences with investors in London and Milan

• Roadshow in London, Paris, Zurich, Geneva, Barcelona, New York, Boston, Santa Fe and San Francisco	• Roadshow in Hong Kong

March 2016	July 2016 (2 Quarter 2016 results)	November 2016 (3 Quarter 2016 results)
	• Roadshow via videconference with American, British and French investors	• Roadshow in London, New York and, via videoconference, with American and European investors

• Investor Conference in Barcelona

Some of the most interesting topics for the financial community were:

•	The turnaround that started last April with the arrival of the new management team, which led to a significant recovery of the main financial indicators (revenues and EBITDA) in just three quarters both in Italy and in Brazil. In the domestic market, this allowed the Group to achieve the best financial results since 2007 and to exceed the “low single digit” guidance for the organic growth of Domestic EBITDA;

•	The achievement, in just 9 months, of the overall reduction target of 600 million euros in domestic cash costs, originally planned for 2018 (the Plan was presented in February 2016), and the update of the efficiency plan to 2019 from 1.6 billion to 1.9 billion euros, compared to its 2015 basis;

•	The autumn campaign, with an increasing focus on convergence (relaunch of TIM Smart), upselling (TurboGiga on mobile), 4-play, content (upgrading of TIM Vision) and ICT;

•	The reduction at parity of the line losses by the end of 2018, and the upgrade of the main KPIs, supported by new convergent offers, better quality of service and leaner and more effective operating procedures;

•	The strategies to meet the new challenges arising in the domestic market from greater competition on fixed infrastructure, as well as the entry of new players in the mobile market (introduction of a second brand);

•	The consistent development of TIM vision offers with exclusive video contents, led by an innovative approach and with a strong focus on related economics;

•	The new investment plan, which introduces a significant acceleration in the LTE and NGN coverage targets (fiber upgrade to reach 95% of Italian households, within which FttH, to reach 50 cities, or about 20% of Italian households);

•	The confirmation of the reduction of the net debt to EBITDA ratio to below 2.7x at the end of 2018, including the expected payment for the renewal of frequencies in Italy in 2017.

The IR Department of TIM also provides prompt and effective answers to individual shareholders. Retail investor base accounts for more than 480,000 holders of ordinary shares.

TIM S.p.A. SHARE CAPITAL AT DECEMBER 31, 2016

Share capital	11,677,002,855.10 euros

Number of ordinary shares (without nominal value)	15,203,122,583

Number of savings shares (without nominal value)	6,027,791,699

Number of TIM S.p.A. ordinary treasury shares	37,672,014

Number of TIM S.p.A. ordinary shares held by Telecom Italia Finance S.A.	126,082,374

Percentage of ordinary treasury shares held by the Group to total share capital	0.77%

Market capitalization (based on December 2016 average prices)	15,901 million euros

Regarding the trading of shares issued by Group companies on regulated markets, the ordinary and savings shares of TIM S.p.A. are listed in Italy (FTSE index), as well as the ordinary shares of INWIT S.p.A., whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index).

The ordinary and savings shares of TIM S.p.A., and the ordinary shares of Tim Participações S.A. are also listed on the NYSE (New York Stock Exchange); trading occurs through ADS (American Depositary Shares) that respectively represent 10 ordinary shares and 10 savings shares of TIM S.p.A. and 5 ordinary shares of Tim Participações S.A..

SHAREHOLDERS

Shareholders’ composition according to the Shareholders Book at December 31, 2016, supplemented by communications received and other available sources of information (ordinary shares):

There are no significant shareholders’ agreements for TIM pursuant to Article 122 of Italian Legislative Decree 58/1998.

MAJOR HOLDINGS IN SHARE CAPITAL

At December 31, 2016, taking into account the entries in the Shareholders Book, communications sent to Consob and to the Company pursuant to Italian Legislative Decree 58 of February 24, 1998, Article 120 and other available sources of information, the relevant holdings of TIM S.p.A.’s ordinary share capital are as follows:

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct	23.94	% (*)

(*)	Equity interest obtained following receipt of a notification by Vivendi S.A. pursuant to Article 152 octies, paragraph 7, of the Consob Issuer Regulations.

Blackrock Inc. also notified Consob that, on November 15, 2016, as an asset management company, it indirectly held a quantity of ordinary shares equal to 3.10% of the total ordinary shares of TIM S.p.A. at December 31, 2016.

Norges Bank also announced to Consob that it was the holder, on March 13, 2017, of an amount of ordinary shares corresponding to 3.59% of the total ordinary shares of TIM S.p.A..

COMMON REPRESENTATIVES

•	The special meeting of the savings shareholders held on June 16, 2016 renewed the appointment of Dario Trevisan as the common representative for three financial years, up to the approval of the financial statements for the year ended December 31, 2018.

•	By decree of April 11, 2014, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by decree of March 7, 2011) as the common representative of the bondholders for the “TIM S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the TIM Group, in service or retired”, with a mandate for the three-year period 2014-2016.

•	By decree of June 12, 2015, the Milan Court appointed Monica Iacoviello as the common representative of the bondholders for the “Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent. Notes due 2019” up to the approval of the 2017 Annual Report.

RATING AT DECEMBER 31, 2016

At December 31, 2016, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the board of directors of TIM S.p.A. resolved to exercise the option, as per article 70 paragraph 8 and article 71 paragraph 1-bis of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

RELATED PARTY TRANSACTIONS

In accordance with Article 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution no. 17389 of June 23, 2010, no significant transactions were entered into in 2016, as defined by Article 4 paragraph 1a of the aforementioned regulation, or other transactions with related parties that had a major impact on the financial position or the results of the TIM Group and TIM S.p.A. for 2016.

In addition, there were no changes or developments with respect to the related party transactions described in the 2015 Report on Operations which had a significant effect on the financial position or on the results of the TIM Group and TIM S.p.A. in 2016.

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. In addition, the transactions were subject to an internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.

The information on related parties required by Consob Communication no. DEM/6064293 of July 28, 2006 is presented in the financial statements themselves and in the Note “Related party transactions” in the Consolidated Financial Statements of the TIM Group and the Separate Financial Statements of TIM S.p.A. at December 31, 2016.

ALTERNATIVE PERFORMANCE MEASURES

In this Report on Operations, in the Consolidated Financial Statements of the TIM Group and in the Separate Financial Statements of the Parent, TIM S.p.A., for the year ended December 31, 2016, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for a better understanding of the trend of operations and financial condition. Such measures, which are also presented in other periodical financial reports (half-year financial Report at June 30 and interim Reports at March 31 and September 30) should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for assessing the operating performance of the Group (as a whole and at Business Unit level) and of the Parent TIM S.p.A., in addition to EBIT. These measures are calculated as follows:

Profit	(loss) before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Other expenses (income) from investments (1)

+/-	Share of profits (losses) of associates and joint ventures accounted for using the equity method (2)

EBIT – Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

EBITDA – Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

(1)	“Expenses (income) from investments” for TIM S.p.A..
(2)	Line item in Group consolidated financial statements only.

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at Business Unit level) and of the Parent. This method of presenting information is also used in presentations to analysts and investors. This Report on Operations provides a reconciliation between the “reported figure” and the “organic” figure.

•	EBITDA margin and EBIT margin: TIM believes that these margins represent useful indicators of the ability of the Group, as a whole and at Business Unit level, and of the Parent to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted, respectively, into EBITDA and EBIT. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the financial year being reported with those of the previous years.

•	Net Financial Debt: TIM believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Report on Operations includes two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and Parent respectively.

To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called “Net financial debt carrying amount”), “Adjusted net financial debt” is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+ Non-current financial liabilities

+ Current financial liabilities

+ Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale

A) Gross financial debt

+ Non-current financial assets

+ Current financial assets

+ Financial assets relating to Discontinued operations/Non-current assets held for sale

B) Financial assets

C=(A - B) Net financial debt carrying amount

D) Reversal of fair value measurement of derivatives and related financial assets/liabilities

E=(C + D) Adjusted net financial debt

REVIEW OF KEY OPERATING AND FINANCIAL DATA - TIM S.p.A.

MAIN CHANGES IN THE CORPORATE STRUCTURE

The main change in the corporate structure during 2016 concerns the merger by absorption of Telecom Italia Information Technology into TIM S.p.A., which took place on December 31, 2016, with tax and accounting effects backdated to January 1, 2016.

The transaction aims to maximize the organizational efficiency of the TIM Group through the streamlining of IT structure and processes, the development of the relevant skills and a more prompt governance of industry processes.

The main effects on the income statement and statement of financial position resulting from the merger are presented in the following tables:

(millions of euros)	TIM S.p.A.	Telecom Italia Information Technology	Merger adjustments	TIM S.p.A. post- merger
Operating revenues and income	13,930	541	(560)	13,911

Acquisition of goods and services	(5,078)	(329)	356	(5,051)

Employee benefits expenses	(2,284)	(246)	—	(2,530)

Other operating expenses and change in inventories	(509)		—	(509)

Internally generated assets	308	2	173	483

EBITDA	6,367	(32)	(31)	6,304

Depreciation and amortization	(3,152)	(11)	2	(3,161)

Capital gains/losses and impairment reversals/losses	(9)		—	(9)

EBIT	3,206	(43)	(29)	3,134

Income and (expenses) from investments	12	—	—	12

Finance income and expenses	(826)	(1)	—	(827)

Profit (loss) before tax from continuing operations	2,392	(44)	(29)	2,319

Profit (Loss) for the year	1,970	(44)	(29)	1,897

(millions of euros)	TIM S.p.A. 01/01/2016	Telecom Italia Information Technology 01/01/2016	Change during the year	Merger adjustments	TIM S.p.A. post merger 12/31/2016
Assets
Non-current assets	54,878	43	370	(72)	55,219

Intangible assets	31,103	14	(176)	(28)	30,913

Tangible assets	11,531	11	609	—	12,151

Other non-current assets	12,244	18	(63)	(44)	12,155

Current assets	5,863	335	587	(303)	6,482

Total Assets	60,741	378	957	(375)	61,701

Liabilities
Equity	16,111	9	2,924	(71)	18,973

Non-current liabilities	33,267	77	(1,437)	—	31,907

Of which Employee benefits	1,278	77	(81)	—	1,274

Current liabilities	11,363	292	(530)	(304)	10,821

Total Liabilities and Equity	60,741	378	957	(375)	61,701

The amounts reported for 2016 in the income statement, the statement of financial position and the cashflow statement take account of the mentioned impacts resulting from the merger and, if significant, they will be analyzed in the individual items.

The following changes in the corporate structure also took place in 2016:

•	the merger of OFI Consulting S.r.l. and EMSA Servizi S.p.A. (in liquidation) into TIM S.p.A. was completed on April 1, 2016, with no material impact on the acquiring entity’s data;

•	On July 28, the company Flash Fiber S.r.l. was incorporated, whose corporate purpose is the design, construction, maintenance and supply of the fiber optic network in Italy;

•	finally, on August 3, 2016 the merger of Telecom Italia Deutschland Holding GmbH into TIM S.p.A. was completed, with no material impact on the acquiring entity’s data.

•	On October 28, 2016, the acquisition of 100% of the share capital of Noverca S.r.l. was finalized; the acquiree is engaged in the installation and operation of networks and fixed and mobile telecommunications systems on its own account and on behalf of third parties.

Non-recurring events

In the years 2016 and 2015, TIM S.p.A. recognized non-recurring operating expenses connected to events and transactions that by their nature do not occur continuously in the normal course of operations and have been shown because their amount is significant. They include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers and expenses in connection with credit management.

In detail:

(millions of euros)	2016	2015
Net non-recurring expenses
Acquisition of goods and services and Change in inventories
Expenses related to agreements and the development of non-recurring projects	1	87

Employee benefits expenses
Expenses related to restructuring and rationalization	130	422

Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	25	512

Impact on EBITDA	156	1,021

Impact on EBIT	156	1,021

OPERATING PERFORMANCE

(millions of euros)	2016	2015	Change
			amount		%
Revenues	13,670	13,797	(127)		(0.9)

EBITDA	6,304	5,266	1,038		19.7

EBITDA Margin	46.1%	38.2%	7.9	pp

EBIT	3,134	2,188	946		43.2

EBIT margin	22.9%	15.9%	7.0	pp

Profit (loss) before tax from continuing operations	2,319	(369)	2,688

Profit (loss) from continuing operations	1,557	(465)	2,022

Profit (loss) from Discontinued operations/Non-current assets held for sale	340	9	331

Profit (loss) for the year	1,897	(456)	2,353

Capital expenditures	3,396	3,645	(249)

Net financial debt	29,197	32,055	(2,858)

Headcount at year end (number)	45,907	44,171	1,736

Revenues

Revenues amounted to 13,670 million euros, down 127 million euros (-0.9%) on 2015. The results confirm the trend of improvement supported by structural growth in Mobile revenues, resulting from both a stable market share and the stabilization of ARPU levels, as well as by the gradual recovery of revenues in the Fixed-line segment, boosted by the significant reduction in the trend of lost accesses. Sales revenues, in particular from the sale of products enabling Internet connectivity and entertainment services (smartphones, Smart TV), positively contributed to this trend.

The sales segments show the following changes compared to 2015:

(millions of euros)	2016	2015	Change
Revenues	13,670	13,797	(127)

Consumer	7,299	7,259	40

Business	4,371	4,567	(196)

Wholesale (*)	1,823	1,821	2

Other	177	150	27

(*)	As result of the new organizational view, as of January 1, 2016 the Wholesale segment also includes Open Access. Figures for the year under comparison have been changed accordingly.

In particular:

•	Consumer: revenues for the Consumer segment in 2016 amounted to 7,299 million euros, an increase of 40 million euros (+0.6%) compared to 2015, showing a trend of recovery mainly driven by the progressive and structural recovery in the Mobile business. In detail:

•	revenues for the Mobile business came to 3,749 million euros and were slightly up on 2015 (+163 million euros, +4.6%), continuing the positive performance seen over 2016 (fourth quarter 2016, +3.9%; third quarter, -1.2%; second quarter, +6.7%; first quarter, +9.9); this trend is attributable to an improved competition, with gradual stabilization of market share, growth of mobile Internet and of digital entertainment services supporting ARPU levels;

•	revenues for the Fixed-line segment amounted to 3,584 million euros, decreasing 125 million euros compared to 2015 (-3.4%); in the last quarter of 2016, however, this trend reversed (+2.0%) reflecting a reduction in the loss of voice-only accesses, accompanied by growth in Broadband and Ultrabroadband customers and the growth of products enabling digital connectivity and content services (SmartTV, decoders and modems).

•	Business: revenues for the Business segment amounted to 4,371 million euros, decreasing by 196 million euros compared to 2015 (-4.3%), but with a reversal of the trend in the fourth quarter of 2016 (+1.9%). In particular:

•	the reduction in revenues from Mobile services in 2016 (1,170 million euros, -4.6% compared to 2015) was mainly concentrated in the traditional mobile services for voice calls and messaging, due to customer repositioning towards bundle deals with lower overall ARPU level, with a positive performance in the fourth quarter of 2016 (+0.4% on the previous year) driven by the new digital services, especially the mobile Internet component;

•	revenues from the Fixed-line segment (3,270 million euros, -4.2% on 2015) continued to be affected by the slow economic recovery, the reduction in prices on traditional voice and data services, and the technological shift towards VoIP systems, partially offset by the steady growth in ICT revenues, particularly for Cloud services.

•	Wholesale: revenues for the Wholesale segment in 2016 came to 1,823 million euros, up by 2 million euros on 2015 (0.1%).

EBITDA

EBITDA totaled 6,304 million euros, an increase of 1,038 million euros (+19.7%) compared to 2015 (5,266 million euros); the EBITDA margin was 46.1% (38.2% in 2015). The strong positive trend of EBITDA, both in terms of amount and EBITDA margin, benefited from the actions of the “cost recovery plan”, which were initiated by the company in the second quarter of 2016. In addition, during the second quarter of 2016, EBITDA benefited from several non-structural events, relating in particular to labor costs, detailed below.

As already explained, in 2016 the Company recorded non-recurring operating expenses of 156 million euros, without which the organic change in EBITDA would have been +2.8%, with an EBITDA margin of 47.3%, up 1.7 percentage points compared to 2015. Further details are provided in the Note “Significant non-recurring events and transactions” of the Separate Financial Statements at December 31, 2016 of TIM S.p.A..

In particular:

(millions of euros)	2016	2015	Change
			amount	%
EBITDA	6,304	5,266	1,038	19.7

of which non-recurring income/(expenses)	(156)	(1,021)	865

EBITDA excluding non-recurring component	6,460	6,287	173	2.8

The following elements also affected the EBITDA.

Acquisition of goods and services

They amounted to 5,051 million euros, a decrease of 335 million euros (-6.2%) compared to 2015 (5,386 million euros), due to a general reduction of the main items of expenditure resulting from the mentioned actions designed to streamline and improve the efficiency of business processes. The costs for the acquisition of goods and lease and rental costs however increased, mainly due, respectively, to higher purchases of equipment and handsets linked to the increase in product sales and to hosting costs for the sites transferred to the subsidiary INWIT on April 1, 2015 as a result of the change in corporate structure.

(millions of euros)	2016	2015	Change
Acquisition of goods	1,259	1,208	51

Revenues due to other TLC operators and interconnection costs	668	722	(54)

Commercial and advertising costs	655	743	(88)

Professional and consulting services	83	182	(99)

Power, maintenance and outsourced services	1,009	1,079	(70)

Lease and rental costs	865	840	25

Other	512	612	(100)

Total acquisition of goods and services	5,051	5,386	(335)

% of Revenues	36.9	39.0	(2.1	)pp

Employee benefits expenses

Details are as follows:

(millions of euros)	2016	2015	Change
Ordinary employee expenses and costs	2,400	2,347	53

Restructuring expenses and allocations to employee and other provisions	130	422	(292)

Total employee benefits expenses	2,530	2,769	(239)

Employee benefits expenses decreased by 239 million euros compared to 2015; the main factors that drove this change were:

•	an increase of 53 million euros for ordinary employee expenses, mainly due to the acquisition of Telecom Italia Information Technology balances following the aforementioned merger into TIM S.p.A. (amounting to 208 million euros). Excluding this acquisition, ordinary employee expenses show a decrease of 155 million euros, mainly due to the reduction in the average salaried workforce by 2,209 average employees (1,841 in relation to the application of the “Solidarity Contract”). In addition, the earnings for 2016 benefited from several non-structural events connected in particular to the reversal of the provision, made in the 2015 financial statements for 58 million euros, following the failure to achieve the conditions for payment of the Results Bonus to employees;

•	the recognition of non-recurring expenses (provisions to Employee benefits and sundry expenses) totaling 130 million euros. In particular:

•	In particular, during the year TIM S.p.A. recognized expenses of around 94 million euros relating to the start of the managerial restructuring plan linked to the ongoing revision of the company organizational structures (agreements of June 19, 2015 and July 25, 2016) consisting in the application to executives of Article 4, paragraphs 1-7ter, of Italian Law No. 92 of June 28, 2012, the “Fornero Law” and forms of compensation related to the termination of the employment relationship;

•	Furthermore, due to the aforementioned merger of Telecom Italia Information Technology, the balances related to the provisions were acquired for 36 million euros, essentially connected to the application of Article 4 of the “ Fornero Law” for non-executive personnel and the launch of a managerial restructuring plan similar to the one adopted by TIM S.p.A..

In 2015, provisions had been set aside for non-recurring expenses of 422 million euros.

More details are provided in the Note “Employee benefits expenses” of the Separate Financial Statements at December 31, 2016 of TIM S.p.A..

The headcount at December 31, 2016 amounted to 45,907, an increase of 1,736 compared to December 31, 2015 (44,171). Without the effect of the merger by absorption of TI Information Technology, which resulted in an increase of 3,223 employees, the headcount would have decreased by 1,487.

Other operating expenses

Details are as follows:

(millions of euros)	2016	2015	Change
Write-downs and expenses in connection with credit management	260	266	(6)

Provision charges	50	234	(184)

TLC operating fees and charges	47	56	(9)

Indirect duties and taxes	63	71	(8)

Penalties, settlement compensation and administrative fines	44	292	(248)

Association dues and fees, donations, scholarships and traineeships	15	14	1

Sundry expenses	38	27	11

Total	517	960	(443)

Other operating expenses amounted to 517 million euros, decreasing by 443 million euros compared to 2015 (960 million euros) partly as a result of lower non-recurring expenses that were down by 487 million euros (25 million euros in 2016 and 512 million euros in 2015).

Depreciation, amortization and capital expenditure

Depreciation and amortization charges amounted to 3,161 million euros (3,083 million euros in 2015), increasing by 78 million euros, which resulted from higher depreciation of tangible assets of 153 million euros, partially offset by lower amortization of intangible assets of 75 million euros. The merger of Telecom Italia Information Technology resulted in the recognition of higher depreciation and amortization charges totaling 11 million euros (of which 4 million euros relating to tangible assets and 7 million euros to intangible assets).

The depreciation of tangible assets, net of the 27 million euros adjustment made in 2015 due to lower depreciation charges following the redefinition of the useful life of the Base Transceiver Stations, increased by 126 million euros; the increase mainly reflects the impact – amounting to 76 million euros – of the reviewed useful lives of the fixed NGAN equipment and the mobile LTE and UMTS transmission equipment (respectively, from 9 to 6 years and from 8 to 6 years), as well as the new leases for industrial autovehicles, which resulted in their recognition as finance leases.

The reduction in amortization was essentially due to the change in amortizable amounts related to software (resulting in a decrease of around 49 million euros in amortization charges) as well as the reduced capitalization of Subscribers Acquisition Costs (SAC), resulting in a decrease of around 48 million euros in amortization charges. The decrease in amortization is partly offset by 19 million euros of higher amortization on licenses, due to the new license on the L Band (1452-1492 MHz) acquired in December 2015, and the extension of the GSM license.

Capital expenditures amounted to 3,396 million euros (3,645 million euros in 2015), decreasing 249 million euros, with 344 million euros relating to lower capex in intangible assets, offset by higher capex in tangible assets of 95 million euros. The merger of Telecom Italia Information Technology resulted in the recognition of higher capital expenditures totaling 16 million euros (of which 8 million euros relating to tangible assets and 8 million euros to intangible assets).

In particular, the following is noted:

•	The reduction of capital expenditures in intangible assets is mainly due to the absence of the effects of the capital expenditures made in 2015 for the extension of the GSM license for 117 million euros and the assignment of the L Band frequencies (1452-1492 MHz) for 231 million euros. Excluding these components, capital expenditures in intangible assets would have increased by 4 million euros;

•	capital expenditures in tangible assets mainly increased as a result of the development of the Ultra-broadband networks both in the fixed segment (next generation network – NGN) and the mobile segment (LTE). The capital expenditures aimed at improving the quality of the network also increased.

Gains (losses) on disposals of non-current assets

The gains/(losses) on disposal of non-current assets were a negative 6 million euros (gains of 5 million euros in 2015), and mainly consisted of losses for 11 million euros (mainly related to the disposal of rental property for 7 million euros and discontinued work in progress for 2 million euros), offset by capital gains for 5 million euros (mainly from the sale of a property in Casoria).

Impairment losses on non-current assets

Net impairment losses on non-current assets, amounting to 3 million euros (nil in 2015), are due to impairment losses of 2 million euros resulting from the revised value of land in Treviso to align it with the appraised value and to plant inventory write-downs for 1 million euros.

In preparing the Annual Report for 2016, the Company carried out an impairment test on the goodwill. The results of that testing, carried out in accordance with the specific procedure adopted by the Group, confirmed the amounts of Goodwill allocated to the Group’s domestic operations.

A more detailed analysis is provided in the Note “Goodwill” in the Separate Financial Statements of TIM S.p.A. at December 31, 2016.

EBIT

EBIT was positive and amounted to 3,134 million euros, increasing 946 million euros on 2015 (2,188 million euros). The EBIT margin rose from 15.9% in 2015 to 22.9% in 2016.

EBIT for the year mainly reflected the positive impact of EBITDA described above and the negative impact of non-recurring net expenses totaling 156 million euros (1,021 million euros in 2015). Without these expenses, the change in EBIT would have been 2.5%, with an EBIT margin of 24.1%, down 0.8 percentage points on 2015.

In particular:

(millions of euros)			Change
	2016	2015	amount	%
EBIT	3,134	2,188	946	43.2

of which non-recurring income/(expenses)	(156)	(1,021)	865

EBIT excluding non-recurring component	3,290	3,209	81	2.5

Income (expenses) from investments

This item was broken down as follows:

(millions of euros)	2016	2015	Change
Dividends	54	2,014	(1,960)

Other income and gains on disposals of investments	—	328	(328)

Impairment losses on financial assets	(42)	(2,474)	2,432

Total	12	(132)	144

In particular, the following is noted:

•	dividends mainly refer to the subsidiaries Inwit (34 million euros), Persidera (7 million euros), Telecontact (5 million euros) and to the third-party company Emittenti Titoli (6 million euros); in 2015, they mainly referred to the subsidiaries Telecom Italia International (2,000 million euros), Persidera (7 million euros) and Tierra Argentea (in liquidation) (3 million euros);

•	the impairment losses mainly refer to the write-downs of the investments in the associate Alfiere (23 million euros) and the subsidiary Olivetti (18 million euros); the impairment losses for 2015 referred to the write-downs of the investments in the subsidiaries Telecom Italia International (2,369 million euros), Persidera (55 million euros), Olivetti (25 million euros), TI Information Technology (22 million euros) and Tierra Argentea (2 million euros).

Finance income (expenses)

Finance income (expenses) shows net expenses of 827 million euros (net expenses of 2,425 million euros in 2015).

The performance resulted from the net effect of:

•	the reduction in finance expenses attributable to the lower debt position, as well as the effects of the changes in certain non-monetary items, of a valuation and accounting nature, related to the fair value measurement of derivatives, in accordance with IFRS 13;

•	the positive impact of 565 million euros (negative 454 million euros in 2015) relating to the fair value measurement through profit and loss – performed separately to its liability component – of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of TIM S.p.A.”). This embedded option was initially recognized in the financial statements of Telecom Italia Finance; having been used as equity settlement, it was transferred at fair value on the financial statements of TIM S.p.A., simultaneously with the approval by the Shareholders’ Meeting on December 20, 2013 of TIM share capital increase;

•	the non-occurrence of the negative effect of 316 million euros in relation to the bond buybacks and two bond issues by Telecom Italia Capital S.A. (maturing in June 2018 and June 2019), for a total of 3.8 billion euros which had taken place in 2015.

Income tax expense

Income tax expense amounted to 762 million euros, up 666 million euros on 2015 (96 million euros) mainly due to the increase in the tax base.

Profit (loss) from Discontinued operations/Non-current assets held for sale

Net profit (loss) from discontinued operations/non-current assets held for sale shows a profit of 340 million euros (9 million euros in 2015), relating to the capital gain resulting from the completion – on March 8, 2016 – of the sale of the entire remaining investment in Sofora - Telecom Argentina with the sale to the Fintech Group of 51% of the share capital of Sofora Telecomunicaciones (controlling company Nortel, control holding company of Telecom Argentina).

Net profit (loss) from discontinued operations/non-current assets held for sale for 2015 related to the dividends for 2014 from the company Sofora Telecomunicaciones.

Profit (loss) for the year

The profit for the year came to 1,897 million euros (it was a loss of 456 million euros at December 31, 2015) and included non-recurring net gains of 205 million euros and a series of items tied to valuations that generate no financial settlement, connected in particular with the measurement at fair value of the embedded option in the three-year mandatory convertible bond issued at the end of 2013. Without these impacts, and excluding the effect of the non-recurring net expenses, the result for 2016 would have been a profit of around 1.3 billion euros, up by almost 0.4 billion euros on the corresponding value of 2015 (over 900 million euros).

Financial Position and Cash Flows Performance

Financial position structure

(millions of euros)	12/31/2016	12/31/2015	Change
	(a)	(b)	(a-b)
Assets
Non-current assets	55,219	54,878	341

Goodwill	27,027	27,027	—

Other intangible assets	3,886	4,076	(190)

Tangible assets	12,151	11,531	620

Other non-current assets	11,382	11,465	(83)

Deferred tax assets	773	779	(6)

Current assets	6,482	5,863	619

Inventories, Trade and miscellaneous receivables and other current assets	4,058	3,788	270

Current income tax receivables	—	127	(127)

Current financial assets	2,424	1,948	476

	61,701	60,741	960

Equity and liabilities
Equity	18,973	16,111	2,862

Non-current liabilities	31,907	33,267	(1,360)

Current liabilities	10,821	11,363	(542)

	61,701	60,741	960

Non-current assets

•	The Goodwill was unchanged from December 31, 2015;

•	Other intangible assets: decreased by 190 million euros, representing the sum of the following:

•	acquisition of balances as a result of the merger of Telecom Italia Information Technology (+14 million euros);

•	capex (+1,056 million euros);

•	amortization charge for the year (-1,257 million euros);

•	disposals, reclassifications and other changes (-3 million euros).

•	Tangible assets: increased by 620 million euros, representing the sum of the following:

•	acquisition of balances as a result of the merger of Telecom Italia Information Technology (+11 million euros);

•	capex (+2,340 million euros);

•	changes in finance leasing contracts (+196 million euros);

•	depreciation charge for the year (-1,904 million euros);

•	disposals, reclassifications and other changes (-23 million euros).

Equity

Equity amounted to 18,973 million euros, up 2,862 million euros compared to December 31, 2015 (16,111 million euros). The changes in equity during 2016 and 2015 are detailed in the following table:

(millions of euros)	12/31/2016	12/31/2015
At the beginning of the year	16,111	16,506

Profit (loss) for the year	1,897	(456)

Dividends approved	(166)	(166)

Merger of Telecom Italia Media S.p.A. into TIM S.p.A..	—	(74)

Merger of Ofi Consulting, Emsa Servizi (in liquidation) and Telecom Italia Deutschland Holding into TIM S.p.A.	23

Convertible bond issue maturing 2022 - equity component	—	186

Conversion of the Guaranteed Subordinated Mandatory Convertible Bonds due 2016	1,300	—

Issue of equity instruments and other changes	3	12

Movements in the reserve for available-for-sale financial assets and derivative hedging instruments	(173)	95

Movements in the reserve for remeasurements of employee defined benefit plans (IAS 19)	(22)	8

At the end of the year	18,973	16,111

Cash flows

Change in net financial debt

(millions of euros)	2016	2015	Change
EBITDA	6,304	5,266	1,038

Capital expenditures on an accrual basis	(3,396)	(3,645)	249

Change in net operating working capital:	(270)	63	(333)

Change in inventories	(2)	(15)	13

Change in trade receivables and net amounts due from customers on construction contracts	(191)	19	(210)

Change in trade payables (*)	173	310	(137)

Other changes in operating receivables/payables	(250)	(251)	1

Change in employee benefits	(143)	379	(522)

Change in operating provisions and Other changes	(45)	172	(217)

Net operating free cash flow	2,450	2,235	215

% of Revenues	17.9	16.2

Sale of investments and other disposals flow	346	895	(549)

Financial investments flow	(32)	(111)	79

Dividends flow	(107)	1,847	(1,954)

Change in finance leasing contracts	(196)	(1,186)	990

Share capital increases/reimbursements	1,300	186	1,114

Financial expenses, income taxes and other net non-operating requirements flow	(903)	(2,498)	1,595

Reduction (Increase) in net financial debt	2,858	1,368	1,490

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been illustrated with reference to EBITDA, adjusted net financial debt at December 31, 2016 was particularly impacted by the following:

Flow of capital expenditures on an accrual basis

Capital expenditures amounted to 3,396 million euros (3,645 million euros in 2015), decreasing 249 million euros, with 344 million euros relating to lower capex in intangible assets, offset by higher capex in tangible assets of 95 million euros.

Sale of investments and other disposals flow

It is a profit of 346 million euros in 2016 and mainly refers to the capital gain on the sale – completed on March 8, 2016 – of the entire remaining investment in Sofora - Telecom Argentina with the sale to the Fintech Group of 51% of the share capital of Sofora Telecomunicaciones (the parent company of Nortel, which controls Telecom Argentina).

It amounted to 895 million euros in 2015, and mainly referred to the proceed of 854 million euros, already net of the related transaction costs, resulting from the placement on the market of 39.97% of the share capital of Infrastrutture Wireless Italiane S.p.A. (INWIT), which took place during June 2015, followed, in July, by the exercise of the greenshoe option.

Financial investments flow

This item amounted to 32 million euros and mainly included contributions to the investment account, to cover losses or subscriptions to capital increases in favor of the subsidiary TIM TANK (7 million euros), the company Noverca (10 million euros) e the newly formed company Flash Fiber (14 million euros).

It amounted to 111 million euros in 2015 and mainly included contributions to cover losses or subscriptions to capital increases in favor of the subsidiaries Olivetti (60 million euros), TIM TANK (10 million euros), TI Information Technology (5 million euros), Tierra Argentea (2 million euros), and Telecom Italia Ventures (1 million euros). It also included an outlay of 23 million euros for the acquisition of 50% of the share capital of the company Alfiere S.p.A..

Change in finance leasing contracts

This item, amounting to 196 million euros, represents the higher value of tangible assets under financial lease, which is partly a reflection of the associated higher financial payables, posted mainly as a result of contractual renegotiations by TIM S.p.A. in 2016 within the real estate transformation project and the signing of new rental agreements for industrial autovehicles.

In 2015, the item amounted to 1,186 million euros. Further details are provided in the Note “Tangible assets (owned and under finance leases)” of the Separate Financial Statements at December 31, 2016 of TIM S.p.A..

Share capital increases/reimbursements, including incidental costs

This item amounted to 1,300 million euros and refers to the conversion into new TIM ordinary shares of the bonds under the Loan “€1,300,000,000 6.125 per cent. Guaranteed Subordinated Mandatory Convertible Bonds due 2016”, issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A.. In 2015, the amount of 186 million euros related to the valuation of the conversion option of the 1.125% unsecured equity-linked bond amounting to 2 billion euros, issued on March 26, 2015 and maturing on March 26, 2022.

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment of income taxes, net finance expenses, and the change in non-operating receivables and payables.

Net financial debt

Net financial debt amounted to 29,197 million euros, decreasing 2,858 million euros compared to 32,055 million euros at the end of 2015.

To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a measure called “Adjusted net financial debt” has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting exchange and interest rates for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value measurement, from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

The details are as follows:

(millions of euros)	12/31/2016	12/31/2015	Change
Non-current financial liabilities
Bonds	14,102	13,772	330

Amounts due to banks, other financial payables and liabilities	12,889	15,059	(2,170)

Finance lease liabilities	1,967	1,912	55

	28,958	30,743	(1,785)

Current financial liabilities (1)
Bonds	2,457	2,189	268

Amounts due to banks, other financial payables and liabilities	2,192	3,306	(1,114)

Finance lease liabilities	161	142	19

	4,810	5,637	(827)

Total Gross financial debt	33,768	36,380	(2,612)

Non-current financial assets
Financial receivables and other non-current financial assets	(2,147)	(2,377)	230

	(2,147)	(2,377)	230

Current financial assets
Securities other than investments	(842)	(830)	(12)

Financial receivables and other current financial assets	(352)	(202)	(150)

Cash and cash equivalents	(1,230)	(916)	(314)

	(2,424)	(1,948)	(476)

Total financial assets	(4,571)	(4,325)	(246)

Net financial debt carrying amount	29,197	32,055	(2,858)

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,621)	(2,072)	451

Adjusted net financial debt	27,576	29,983	(2,407)

Breakdown as follows:
Total adjusted gross financial debt	31,245	33,240	(1,995)

Total adjusted financial assets	(3,669)	(3,257)	(412)

(1) of which current portion of medium/long-term debt:
Bonds	2,457	2,189	268

Amounts due to banks, other financial payables and liabilities	1,352	1,954	(602)

Finance lease liabilities	161	142	19

The non-current portion of gross financial debt amounted to 28,958 million euros (30,743 million euros at the end of 2015) and represented 86% of total gross financial debt.

In line with the Group’s objectives in terms of debt composition and in accordance Guidelines adopted for the “Management and control of financial risk”, TIM S.p.A., in securing both third-party and intercompany loans, uses IRS and CCIRS derivative financial instruments to hedge its liabilities.

Derivative financial instruments are designated as fair value hedges for managing exchange rate risk on financial instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate and interest rate of future variable contractual flows.

Sales of receivables to factoring companies

The sales of trade receivables to factoring companies finalized in 2016 resulted in a positive effect on net financial debt at December 31, 2016 of 1,047 million euros (1,068 million euros at December 31, 2015).

Gross financial debt

Bonds

Bonds at December 31, 2016 totaled 16,559 million euros (15,961 million euros at December 31, 2015). Their nominal repayment amount was 16,245 million euros, up 607 million euros compared to December 31, 2015 (15,638 million euros).

Changes in bonds over 2016 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 750 million euros 3.625% maturing 1/19/2024	Euro	750	1/20/2016

Telecom Italia S.p.A. 1,000 million euros 3.625% maturing 5/25/2026	Euro	1,000	5/25/2016

Telecom Italia S.p.A. 1,000 million euros 3.000% maturing 9/30/2025	Euro	1,000	9/30/2016

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016

Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016

Telecom Italia S.p.A. 400 million euros, Euribor 3M+ 0.79%	Euro	400	6/7/2016

(1)	Net of buybacks by the Company of 337 million euros during 2014 and 2015.
(2)	Net of buybacks by the Company of 142 million euros during 2014.

Bond Name	Outstanding nominal amount prior to the buyback (GBP)	Repurchased nominal amount (GBP)	Buyback price	Buyback date
Buybacks
Telecom Italia S.p.A. - 400 million British pounds, maturing May 2023, coupon 5.875%	400,000,000	25,000,000	111.000%	6/29/2016

As regards the mandatory conversion at maturity of the Loan “€1,300,000,000 6.125% Guaranteed Subordinated Mandatory Convertible Bonds due 2016” issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A., on November 15, 2016 the mentioned Loan was converted on the basis of the Relevant Conversion Ratio, calculated pursuant to the Terms and Conditions of the Loan and amounting to 131,018.75372, which correspond to 1,702,850,712 new ordinary shares of TIM S.p.A., representing approximately 11.2% of the ordinary share capital of the Company, 8% also considering the savings shares.

We remind that on September 22, 2016 a total of 360,100 new TIM ordinary shares had already been issued following a voluntary conversion notice for the nominal amount of 300,000 euros.

With reference to the TIM S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at December 31, 2016 was 201 million euros, up 1 million euros compared to December 31, 2015 (200 million euros).

Revolving Credit Facility and Term Loan

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2016:

(billions of euros)	12/31/2016		12/31/2015
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

TIM has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down. The beneficial changes to the economic terms of the Revolving Credit Facilities took effect from January 4, 2016, together with the two-year extension to those facilities.

TIM also has:

•	a bilateral Term Loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Cassa Depositi e Prestiti expiring April 2019, for 100 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna expiring July 2017 for 200 million euros, drawn down for the full amount.

Maturities of financial liabilities

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.53 years.

Details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, are provided in the Note “Financial Liabilities (non-current and current)” of the Separate Financial Statements of TIM S.p.A. at December 31, 2016.

Financial assets

Financial assets totaled 4,571 million euros (4,325 million euros at December 31, 2015), of which 1,103 million euros relating to financial receivables from Group companies.

It should also be noted that 2,424 million euros (1,948 million euros at December 31, 2015) have been classified as current financial assets.

TIM S.p.A.’s available liquidity margin amounted to 9,072 million euros at December 31, 2016, corresponding to the sum of “Cash and cash equivalents” and “Current securities other than investments”, totaling 2,072 million euros (1,746 million euros at December 31, 2015), and the committed credit lines, mentioned above, of which a total of 7,000 million euros has not been drawn down. This margin is amply sufficient to cover the financial liabilities due.

In particular:

•	Cash and cash equivalents amounted to 1,230 million euros (916 million euros at December 31, 2015). The different technical forms of investing available cash at December 31, 2016 can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•	Counterparty risk: investments are made with leading banking and financial institutions with high-credit-quality;

•	Country risk: deposits have been made mainly in major European financial markets.

•	Current securities other than investments amounted to 842 million euros (830 million euros at December 31, 2015). These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They consist of:

•	Italian Treasury bonds (258 million euros). These securities, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been purchased in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012, in replacement of the previous policies;

•	securities held in portfolio by TIM S.p.A. for a total nominal amount of USD 564 million, resulting from the buyback public offer on bonds of TIM Capital S.A. completed on July 20, 2015.

FINANCIAL STATEMENTS - TIM S.p.A.

Separate Income Statements

			Change
(millions of euros)	2016	2015	amount	%
Revenues	13,670	13,797	(127)	(0.9)

Other income	241	252	(11)	(4.4)

Total operating revenues and other income	13,911	14,049	(138)	(1.0)

Acquisition of goods and services	(5,051)	(5,386)	335	6.2

Employee benefits expenses	(2,530)	(2,769)	239	8.6

Other operating expenses	(517)	(960)	443	46.1

Change in inventories	8	14	(6)	(42.9)

Internally generated assets	483	318	165	51.9

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	6,304	5,266	1,038	19.7

Depreciation and amortization	(3,161)	(3,083)	(78)	(2.5)

Gains/(losses) on disposals of non-current assets	(6)	5	(11)

Impairment reversals (losses) on non-current assets	(3)	—	(3)

Operating profit (loss) (EBIT)	3,134	2,188	946	43.2

Income (expenses) from investments	12	(132)	144

Finance income	1,957	2,121	(164)	(7.7)

Finance expenses	(2,784)	(4,546)	1,762	38.8

Profit (loss) before tax from continuing operations	2,319	(369)	2,688

Income tax expense	(762)	(96)	(666)

Profit (loss) from continuing operations	1,557	(465)	2,022

Profit (loss) from Discontinued operations/Non-current assets held for sale	340	9	331

Profit (loss) for the year	1,897	(456)	2,353

Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), which came into effect on January 1, 2009, the following statements of comprehensive income include the profit (loss) for the year as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)			2016	2015
Profit (loss) for the year	(a	)	1,897	(456)

Other components of the Statements of Comprehensive Income:
Other components that will not be reclassified subsequently to Separate Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			(29)	15

Income tax effect			7	(7)

			(22)	8

Total other components that will not be reclassified subsequently to Separate Income Statements	(b	)	(22)	8

Other components that will be reclassified subsequently to Separate Income Statements
Available-for-Sale financial assets
Profit (loss) from fair value adjustments			4	(71)

Loss (profit) transferred to the Separate Income Statements			—	—

Income tax effect			(2)	22

	(c	)	2	(49)

Hedging instruments:
Profit (loss) from fair value adjustments			(498)	550

Loss (profit) transferred to the Separate Income Statements			279	(297)

Income tax effect			44	(109)

	(d	)	(175)	144

Total other components that will be reclassified subsequently to Separate Income Statements	(e = c+d	)	(173)	95

Total other components of the Statement of Comprehensive Income	(f= b+e	)	(195)	103

Total comprehensive income (loss) for the year	(a+f	)	1,702	(353)

Statements of Financial Position

			12/31/2016	12/31/2015	Change
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			27,027	27,027	—

Intangible assets with a finite useful life			3,886	4,076	(190)

			30,913	31,103	(190)

Tangible assets
Property, plant and equipment owned			10,046	9,556	490

Assets held under finance leases			2,105	1,975	130

			12,151	11,531	620

Other non-current assets
Investments			7,732	7,805	(73)

Non-current financial assets			2,147	2,377	(230)

Miscellaneous receivables and other non-current assets			1,503	1,283	220

Deferred tax assets			773	779	(6)

			12,155	12,244	(89)

Total Non-current assets	(a	)	55,219	54,878	341

Current assets
Inventories			133	125	8

Trade and miscellaneous receivables and other current assets			3,925	3,663	262

Current income tax receivables			—	127	(127)

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,194	1,032	162

Cash and cash equivalents			1,230	916	314

			2,424	1,948	476

Current assets sub-total			6,482	5,863	619

Discontinued operations/Non-current assets held for sale			—	—	—

Total Current assets	(b	)	6,482	5,863	619

Total Assets	(a+b	)	61,701	60,741	960

			12/31/2016	12/31/2015	Change
(millions of euros)			(a)	(b)	(a-b)
Equity and liabilities
Equity
Share capital issued			11,677	10,741	936

less: Treasury shares			(21)	(21)	—

Share capital			11,656	10,720	936

Additional Paid-in capital			2,094	1,731	363

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year			5,223	3,660	1,563

Total Equity	(c	)	18,973	16,111	2,862

Non-current liabilities
Non-current financial liabilities			28,958	30,743	(1,785)

Employee benefits			1,274	1,278	(4)

Deferred tax liabilities			2	2	—

Provisions			596	324	272

Miscellaneous payables and other non-current liabilities			1,077	920	157

Total Non-current liabilities	(d	)	31,907	33,267	(1,360)

Current liabilities
Current financial liabilities			4,810	5,637	(827)

Trade and miscellaneous payables and other current liabilities			5,465	5,656	(191)

Current income tax payables			546	70	476

Current liabilities sub-total			10,821	11,363	(542)

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—

Total Current Liabilities	(e	)	10,821	11,363	(542)

Total Liabilities	(f=d+e	)	42,728	44,630	(1,902)

Total Equity and Liabilities	(c+f	)	61,701	60,741	960

Statements of Cash Flows

(millions of euros)			2016	2015
Cash flows from operating activities:
Profit (loss) from continuing operations			1,557	(465)

Adjustments for:
Depreciation and amortization			3,161	3,083

Impairment losses (reversals) on non-current assets (including investments)			47	2,481

Net change in deferred tax assets and liabilities			58	(144)

Losses (gains) realized on disposals of non-current assets (including investments)			6	(333)

Change in employee benefits			(143)	379

Change in inventories			(2)	(15)

Change in trade receivables and net amounts due from customers on construction contracts			(191)	19

Change in trade payables			170	237

Net change in current income tax receivables/payables			603	23

Net change in miscellaneous receivables/payables and other assets/liabilities			(254)	(127)

Cash flows from (used in) operating activities	(a	)	5,012	5,138

Cash flows from investing activities:
Purchase of intangible assets			(1,056)	(1,400)

Purchase of tangible assets			(2,536)	(3,431)

Total purchase of intangible and tangible assets on an accrual basis			(3,592)	(4,831)

Change in amounts due to fixed asset suppliers			221	1,183

Total purchase of intangible and tangible assets on a cash basis			(3,371)	(3,648)

Cash arising from corporate actions			100	21

Acquisitions/disposals of other investments			(32)	(111)

Change in financial receivables and other financial assets			111	(349)

Proceeds received from the sale of investments in subsidiaries			340	854

Proceeds from sale/repayment of intangible, tangible and other non-current assets			6	41

Cash flows from (used in) investing activities	(b	)	(2,846)	(3,192)

Cash flows from financing activities:
Change in current financial liabilities and other			(934)	(2,154)

Proceeds from non-current financial liabilities (including current portion)			3,183	7,609

Repayments of non-current financial liabilities (including current portion)			(4,687)	(8,257)

Share capital proceeds/reimbursements			1,300	186

Dividends paid			(166)	(166)

Cash flows from (used in) financing activities	(c	)	(1,304)	(2,782)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	—

Aggregate cash flows	(e=a+b+c+d	)	862	(836)

Net cash and cash equivalents at beginning of the year	(f	)	200	1,036

Net cash and cash equivalents at end of the year	(g=e+f	)	1,062	200

Additional Cash Flow Information

(millions of euros)	2016	2015
Income taxes (paid) received	(70)	(253)

Interest expense paid	(2,099)	(5,002)

Interest income received	826	3,472

Dividends received	59	2,013

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2016	2015
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	916	1,305

Bank overdrafts repayable on demand	(716)	(269)

	200	1,036

Net cash and cash equivalents at end of the year:
Cash and cash equivalents	1,230	916

Bank overdrafts repayable on demand	(168)	(716)

	1,062	200

RECONCILIATION OF CONSOLIDATED EQUITY

(millions of euros)	Profit (loss) for the year		Equity at 12/31
	2016	2015	2016	2015
Equity and Profit (Loss) for the year of Telecom Italia S.p.A.	1,897	(456)	18,973	16,111

Equity and Profit (Loss) for the year of consolidated companies, net of the share attributable to Non-controlling interests	554	(173)	16,203	15,352

Consolidation adjustments on the Equity and Profit (Loss) for the year attributable to Owners of the Parent:
elimination of carrying amount of consolidated investments	—	—	(29,027)	(29,434)

impairment losses of consolidated companies included in the results of parent companies	(51)	3,362	12,731	13,102

elimination of goodwill recognized in Parent financial statements	—	—	(27,027)	(27,027)

recognition of positive differences arising from purchase of investments, of which:
- goodwill	—	(240)	28,858	28,668

- allocation of the purchase price to the net assets acquired and the liabilities assumed in the business combinations	(3)	(3)	32	84

measurement of hedging derivatives at Group level	(23)	(52)	656	739

effect of elimination of carrying amount of Parent’s shares held by Telecom Italia Finance	—	—	(106)	(149)

intra-group dividends	(154)	(2,242)	—	—

change in share of losses (profits) from sale of investments	(412)	(309)	—	—

other adjustments	—	43	(86)	108

Equity and Profit (Loss) for the year attributable to Owners of the Parent	1,808	(70)	21,207	17,554

Equity and Profit (Loss) for the year attributable to Non-controlling interests	158	731	2,346	3,695

Equity and Profit (Loss) for the year in the Consolidated Financial Statements	1,966	661	23.553	21,249

SOCIAL AND ENVIRONMENTAL IMPACTS OF OPERATIONS AND THEIR ECONOMIC ASPECTS

The changes in place at environmental and social level pose economic risks but also commercial opportunities for TIM, which plays a primary role in the affairs of the countries where it operates by virtue of the increasing importance of communication technologies for people’s lives. Further analysis was carried out in 2016 to determine the importance for the company of elements that are of interest to stakeholders (“materiality analysis”). This confirmed the significant energy costs borne by TIM as well as the opportunities created by new technologies, including the sale of services with environmental and social impacts, such as services that allow households and businesses to reduce their energy consumption, services with which cities can reduce their greenhouse gas emissions or, on the social side, telemedicine or digital education services.

The following are a few cases in which social and environmental elements have direct economic impacts on TIM and, lastly, a description is provided of the materiality analysis, the details of which are provided in the sustainability section of this Report.

IMPROVING THE EFFICIENCY OF ENVIRONMENTAL COSTS - REDUCING ENERGY CONSUMPTION

TIM is the second biggest electricity user nationally, consuming around 2(1) TWh of energy per year.

Technological developments continued in 2016, related mainly to the NGAN (Next generation fixed access network) implementation plan and LTE technology, are generally leading to an increase in energy consumption. 2016 in particular saw a significant boost being given to the technological development of the fixed and mobile network and a significant growth in new installations in the internal and external market in the field of Information Technology. These factors resulted in a significant increase in energy demand.

In Italy, this increase amounted to 194 GWh, 85% of which was linked to fixed and mobile network developments, and was offset by the savings made possible by a series of energy efficiency improvement measures undertaken in previous years, as well as new measures undertaken and completed during 2016, including, in particular, projects involving the replacement of obsolete equipment with new, more efficient systems. Overall, these measures, equivalent to savings of 231 GWh, have offset the increased demand from technological implementations and achieved a 37 GWh reduction in consumption. In economic terms, the saving can be estimated to be around 37 million euros over the course of the year.

In 2016, the self-generation of electricity, through co-generation and tri-generation systems, was essentially stable compared to 2015, and amounted to around 125 GWh. In the next few years the plan is to take greater advantage of the potential of production from tri-generation plants in line with a goal to increase self-generation by around 20%.

In 2016, the ISO 50001 certification was confirmed for the two sites already certified in the past, and it was extended to a third site. The certification of the ISO 14064 certified site was also confirmed.

The energy efficiency of TIM was also recognized through the awarding of Energy Efficiency Certificates (EEC, also known as White Certificates): at the end of 2016 the overall number of projects approved was 41, corresponding to an estimated economic value at current prices, over 5 years, of 44.5 million euros.

EFFICIENCY IMPROVEMENT PROCESS, SOCIAL COST OPTIMIZATION - ENGAGEMENT WITH WORKERS’ REPRESENTATIVES

Like its predecessors, the Agreement reached at the end of 2015 with effect from beginning 2016, also provides for the use of instruments that are not socially and economically traumatic, including the use of Defensive Solidarity Contracts, as required by the Jobs Act, combined with the strategic role of the training lever, as a pivotal element to encourage professional retraining and requalification in order

(1)	This does not include the electricity used by OLOs.

to counteract redundancies. Defensive Solidarity Contracts are agreements that provide for working hours to be reduced in order to avoid downsizing. For the workers to whom the contract will be applied, provision is made for INPS [social security] to make up part of the remuneration not received due to the reduction in working hours. Furthermore, in order to alleviate the economic hardship caused by the loss of remuneration, TIM has provided for company loans to be granted at very favorable interest rates. Finally, the Agreement provides for the Company to pay a variable one-off amount to workers covered by the Solidarity Contract at the end of the period and on achievement of specific objectives associated with the redundancy plan.

The other instruments agreed between the Parties will allow redundancies to be minimized structurally with early and voluntary departures under the mobility provisions of Italian Law 223/91 and article 4 of the so-called Fornero Law.

In 2016 the benefit on the cost of labor obtained thanks to solidarity contracts was 118 million euros for the Group as a whole (44 million euros in 2015) and around 118 million euros for TIM S.p.A., including T.I. Information Technology due to the merger which occurred on 31 December 2016 (34 million euros in 2015).

GROWTH OPPORTUNITIES

ICT services for environmental protection and improving the quality of life of citizens, although not particularly widespread, are seeing positive growth rates and are likely to be widespread in the future. Thus TIM customers already have a wide range of solutions available to them to cut energy consumption, reduce CO2 emissions, improve health services and bureaucracy, increase security for citizens. The many services offered by TIM (described at nuvolaitaliana.impresasemplice.it) on the environmental front include the positive trend of Nuvola It Energreen, the energy management service platform which allows businesses and public organizations to monitor their consumption and manage it efficiently and effectively through locally placed sensors. The energy saved can be estimated at around 10%, if only the metering & reporting function is implemented, but it can rise to over 50% for specific energy efficiency projects.

For Nuvola It Energreen alone, sales in 2016 were around 650,000 euros, with an increase of 85% compared to 2015. Even the Lighting Suite solutions recorded an increase in turnover, achieving 350,000 euros.

The market for videoconferencing(1) solutions, which recorded a turnover of 8 million euros in 2016, remains very lively. Available in different commercial formulations, suitable for the requirements of small, medium and large companies, with service levels and quality standards ranging from High Definition to Telepresence, videoconferencing services dramatically reduce the amount of travel, and therefore CO2. Web-based solutions in particular are increasing both the availability of videoconferencing services among SMEs and their penetration among larger companies, contributing to reducing emissions.

The Group remains committed to developing Digital Health services, designed to meet the needs of doctors and patients in big public or private establishments, through:

•	cloud platforms for tele-monitoring of the main vital signs, CE certified as medical devices, remote consulting, remote emergency assistance, tele-diagnosis, tele-reporting and remote assistance for patients;

•	solutions for gathering and storing health information such as personal details, patient classification, clinical parameter measurements, drug therapy, laboratory test results, x-rays, individual patient specifications;

•	legal management of diagnostic images and healthcare documents.

Digital Health services make organizing and managing care activities easier, more effective and more economical, and brings them closer to citizens. An example is the analysis conducted with Viterbo Hospital on the Nuvola IT Home Doctor service which, based on a turnover of 240,000 euros for the service, has increased the chances of surviving a heart attack by reducing the time it takes for the heart attack patient to reach the hemodynamic unit by an average of 30 minutes.

Many other vertical solutions are also available on the market that directly or indirectly contribute to reducing consumption and emissions by optimizing and improving the efficiency of activities. For example, fleet location services which, by using GPS satellite location and integrated tools for managing commercial vehicle fleets and planning movements, allow cost and fuel consumption to be optimized. The series of Nuvola It Localizza, My Fleet Platform, Nuvola It Public Drive, Nuvola It Your WAY solutions grew by 15% compared to 2015, reaching 6.7 million euros in 2016.

(1)	Relating to the STD IntoucHD offer

MATERIALITY ANALYSIS

In 2016 as well, the materiality analysis process was conducted according to the Global Reporting Initiatives requirements, in order to identify topics that are most relevant to the socio-environmental and economic impacts generated by business activities both inside and outside the Company.

Process for identifying significant issues

Through a detailed exchange of views with various national and international sources, both public and private, inside and outside the Group and a comparison with sector practice benchmarks, TIM carried out preparatory activity to check the validity of the priority issues for its stakeholders.

At the end of this initial screening, the Company was able to draw up a list of relevant topics representing the following macro areas:

•	direct and indirect economic impacts;

•	business ethics and promotion of human rights (2);

•	responsible management of the supply chain;

•	risk management and public policy;

•	market position and customer protection;

•	responsible management of human resources, promotion of diversity, equal opportunities and the health and safety of workers;

•	compliance with national and international regulations

•	initiatives for local Communities;

•	responsible management of energy resources and waste.

These topics were initially assessed from an internal point of view by the main departments involved in the analysis process. The updated assessment of relevance from an external point of view was produced by the 2016 multi-stakeholder forum, which involved almost 40 representatives of the main external stakeholder categories.

Results at a glance

Assessing the results of the analyses carried out allowed the topics to be put in order of priority and the materiality matrix for the Group to be created.

In particular, both the external stakeholders and the Company, underlined the importance of Internet safety, in particular for minors, and the quality of the service and customer satisfaction.

(2)	This topic, which may seem far from the core business of a telecommunications operator that works in countries considered to be at low/medium risk of human rights violations, is based on two sets of reasons:

•	the public outcry caused by any human rights violation incidents, which can seriously affect business reputation;

•	the very broad meaning given to the concept of “human right” by TIM - which includes not only basic human rights, such as the right to a decent remuneration, non-discrimination, freedom from forced labor, etc., but also rights associated with the information society, therefore the right to access information and the right to have one’s privacy and safety protected online, which are of course material issues for a telecommunications company.

The materiality matrix, in addition to highlighting TIM’s priority areas of commitment, also reflects the Sustainable Development Goals (SDGs)(3) to which the Company believes it can make the biggest contribution.

Specifically, the relevant Goals are:

•	No. 4: Education and quality

•	No. 5: Gender equality

•	No. 8: Decent work and economic growth

•	No. 9: Industry, innovation and infrastructure

•	No. 11: Sustainable cities and communities

•	No. 12: Responsible consumption and production

•	No. 16: Peace, Justice and strong Institutions

as well as no. 3 “Ensure healthy lives and promote well-being for all at all ages” as TIM is an enabling company of new technologies and no. 13 “Combat climate change and its impacts” due to the inevitability of the topic.

Further details are provided in the sustainability section of this Report.

Validation and Review

The issues and the whole materiality analysis process were validated by the Corporate Shared Value department, which availed itself of the support of SCS Consulting to determine perceptions by participating in the working groups and sharing the results among the forum participants. Furthermore, the review phase is due to take place as a preparatory stage prior to the next reporting cycle, with the aim of submitting the results of the analyses carried out, updated in the following year, to specific stakeholder engagement activities.

(3)	At the end of 2015, the government leaders of the 193 UN Member States approved the “Transforming our world: the 2030 Agenda for Sustainable Development” resolution, a policy document that identifies 17 global objectives (Sustainable Development Goals), broken down into 169 detailed targets to be achieved by 2030. The Sustainable Development Goals represent common objectives in key areas to ensure the sustainable development of the planet, such as ending hunger and poverty, the protection and conservation of water resources, the production of clean energy, raising awareness about responsible and conscious consumption, promoting access to healthcare and education, and reducing economic and gender inequality.

CORPORATE BOARDS AT DECEMBER 31, 2016

BOARD OF DIRECTORS

The shareholders’ meeting held on April 16, 2014 appointed the Board of Directors of the Company for the three years 2014-2016, until the approval of the financial statements for the year ended December 31, 2016, to be composed of 13 directors. The same shareholders’ meeting also appointed Giuseppe Recchi as Chairman of the Company’s Board of Directors.

Subsequently, the Shareholders’ Meeting of December 15, 2015 resolved to increase the number of members of the Board of Directors from 13 to 17, appointing four new directors (Arnaud Roy de Puyfontaine, Stéphane Roussel, Hervé Philippe and Félicité Herzog), with the same term in office as the existing directors.

The Chief Executive Officer, Marco Patuano, (who had been appointed on April 18, 2014) resigned with effect from March 22, 2016. On March 30, 2016, the Board of Directors appointed Flavio Cattaneo, already a board director of the Company, to replace him as Chief Executive Officer.

On April 27, 2016, the Board of Directors appointed the director Arnaud de Puyfontaine as Vice Chairman of the Company, without assigning him any delegated powers.

As a result, the Board of Directors of the Company at December 31, 2016 was composed as follows:

Chairman	Giuseppe Recchi

Deputy Chairman	Arnaud Roy de Puyfontaine

Chief Executive Officer	Flavio Cattaneo

Directors

Tarak Ben Ammar

Davide Benello (Lead Independent Director)

Lucia Calvosa (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Jean Paul Fitoussi

Giorgina Gallo (independent)

Félicité Herzog (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Hervé Philippe

Stéphane Roussel

Giorgio Valerio (independent)

As of January 10, 2017, Agostino Nuzzolo has been appointed as General Counsel, replacing Antonino Cusimano, who left the TIM Group at the end of September 2016.

All the board members are domiciled for the positions they hold in TIM at the registered offices of the Company in Milan, Via G. Negri 1.

The following board committees were in place at December 31, 2016:

•	Control and Risk Committee: composed of the Directors: Lucia Calvosa (Chair appointed in the meeting of May 8, 2014), Laura Cioli, Francesca Cornelli, Giorgina Gallo, and Félicité Herzog (appointed by the Board of Directors on February 15, 2016, which also decided to increase the number of members of the committee from 5 to 6) and Giorgio Valerio;

•	Nomination and Remuneration Committee: composed of the Directors: Davide Benello (Chair appointed in the meeting of May 9, 2014), Luca Marzotto, Arnaud de Puyfontaine and Stéphane Roussel (appointed on February 15, 2016 by the Board of Directors, which accepted the resignation of Jean Paul Fitoussi and decided to increase the number of members of the committee from 4 to 5), and Giorgio Valerio (appointed on June 20, 2016 by the Board of Directors, to replace the director Denise Kingsmill, who resigned on June 15, 2016);

•	Strategy Committee: composed of the Chairman of the Board of Directors, Giuseppe Recchi, the Chief Executive Officer, Flavio Cattaneo, and the Deputy Chairman, Arnaud de Puyfontaine (who was appointed Chairman of the Committee in the meeting of September 30, 2016), and the Directors Davide Benello and Laura Cioli.

BOARD OF STATUTORY AUDITORS

The ordinary shareholders’ meeting of May 20, 2015 appointed the Company’s Board of Statutory Auditors with a term up to the approval of the 2017 financial statements.

The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello

Paola Maiorana

Gianluca Ponzellini

Ugo Rock

Alternate Auditors	Francesco Di Carlo

Gabriella Chersicla

Piera Vitali

Riccardo Schioppo

INDEPENDENT AUDITORS

The shareholders’ meeting held on April 29, 2010 appointed the audit firm PricewaterhouseCoopers S.p.A. to audit TIM financial statements for the nine-year period 2010-2018.

MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

At the meeting of April 18, 2014, the Board of Directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing TIM’s financial reports.

MACRO-ORGANIZATION CHART AT DECEMBER 31, 2016

With effect from January 1, 2017, following the merger by absorption of the company Telecom Italia Information Technology into TIM, the resources and assets of the merged company have been transferred to the Group Special Projects unit.

With effect from January 1, 2017, the Chairman Giuseppe Recchi has been appointed ad interim as Head of Public Affairs.

With effect from January 10, 2017, Agostino Nuzzolo has been appointed as Head of Legal Affairs.

With effect from February 16, 2017, the company TIMVISION S.r.l. incorporated on December 28, 2016, refers to Multimedia Function Digital Entertainment & Consumer Service.

SUSTAINABILITY SECTION

INTRODUCTION

TIM has dealt with sustainability since 1997, the year it created a specific department and published the first social report. As a demonstration of the importance given to the Corporate Responsibility, as of 2002, information and indicators regarding sustainability have been incorporated into the Report on Operations, which is consistent with the Group’s desire to present financial and non-financial data together. The Group has, in fact, already been applying Legislative Decree 2543 on the disclosure of non-financial information since the end of 2016.

During 2015 the Group completed implementation of a new strategy based on the creation of economic and social value, evolving its Corporate Social Responsibility to encompass the concept of Corporate Shared Value (CSV) with the aim of linking the economic and financial results to the social progress created by addressing the needs of the sectors in which the Group operates. In 2016, TIM decided to verify the maturity of its own measuring system (TIM Shared Value Model), in order to provide stakeholders with more than just numeric data and allow them to assess the reliability of the information provided to them.

The Group therefore had the TIM Shared Value Model evaluated by PriceWaterhouseCoopers, the Group’s auditor. PriceWaterhouseCoopers developed its assessment along six key areas, including certainty of measurement; the reporting framework; integrity of information; consistency; transparency of performance indicators, in order to provide an external validation. In addition to these areas, overall equilibrium and integration were considered. The purpose is to provide the users with information that will help them to understand the maturity of the reporting model and its evolution over time. All the details are reported in the Group’s Sustainability Report.

REFERENCES AND GOVERNANCE

The Group operates with the conviction that business activities must be conducted in a way that considers the expectations of stakeholders, in keeping with the principles established by internationally recognised standards. In defining and implementing its sustainability strategy and programmes, TIM is inspired by the guidelines issued by the main global guidance and standardisation organisations in the field of Corporate Responsibility.

In 2002, Telecom Italia subscribed to the principles of the main point of reference at the global level, that is, the Global Compact, which was launched in 2000 by the UN to promote the respect for Human Rights and working standards, the protection of the environment and anti-corruption practices. During 2016, the Group continued its awareness raising activity within the Domestic BU through on-line courses, following publication of the Human Rights Policy in 2015.

The system of sustainability management also takes into account the principal reference regulations and international standards:

•	European Commission directives, recommendations and communications;

•	the OCSE guidelines directed at multinational enterprises;

•	the ISO 9000 and ISO 14000 certificates governing Quality and Environmental ManagementSystems;

•	principles of the International Labour Organization (ILO) Conventions on respecting the fundamental rights of workers;

•	the Social AccountAbility 8000 standard (SA 8000), aimed at promoting respect for Human Rights and working conditions by companies and their supply chains;

•	Sustainability Reporting Guidelines of the Global Reporting Initiative, version G4, comprehensive option;

•	AA1000 AccountAbility Principles Standard (APS 2008) drawn up by AccountAbility, an international organisation which promotes collaboration between stakeholders, and lays down standards and guidelines on matters of sustainability. The APS 2008 standard establishes the principles a company must respect in order to define itself as accountable;

[3]	Implementation of directive 2014/95/EU of the European Parliament and Council of 22 October 2014, containing amendment to directive 2013/34/EU as regards disclosure of non-financial and diversity information by some companies and some large groups.

•	ISO 26000, for private and public organisations of all sizes. In this respect, in 2017 TIM was awarded the ISO 26000 certification for its sustainability activities in Italy in 2016. The certification was issued by PricewaterhouseCoopers.

The Group’s Corporate Governance system is founded on the central role of the Board of Directors and the independent administrators, the transparency of management decisions, the effectiveness of the Internal Control System and on the strict regulations on potential conflicts of interest. The Internal Control System includes the Organisational Model pursuant to Legislative Decree No. 231 of June 8, 2001, aimed at preventing offences such as corruption, extortion and corporate offences.

Sustainability is subject to the supervision of the Control and Risk Committee, which ensures the consistency of actions carried out by Group companies and the Fondazione TIM with the principles of the Group’s Code of Ethics and with the values adopted by the Group. The Committee also monitors the development of laws, regulations and best practice regarding sustainability.

PLACEMENT IN THE INDEXES

Sustainability indexes are stock indexes in which securities are selected on the basis of economic-financial parameters as well as social and environmental criteria. The selection process is carried out by specialised agencies that assess companies on the basis of publicly available information or questionnaires, taking account of opinions expressed by the media and stakeholders. Inclusion in these indexes is an important achievement for companies because of the positive effects on their reputation and because, in addition to the pension funds and ethical funds, an ever increasing number of investors favour these sustainable companies, considering them to be less risky and more promising in the medium to long term.

Taking part in the process of evaluation is, moreover, a timely moment for reflection within the Company on the results achieved. In fact, the suggestions of the rating agencies at the end of the process are taken into careful consideration when planning improvement actions in the future.

In 2016, TIM was not only confirmed for the thirteenth year running in both the sustainability index categories of the Dow Jones (Dow Jones Sustainability Index World and Europe) but emerged as the industry leader in its sector, the only Italian company to achieve this recognition.

Moreover, TIM has been included in the Financial Times Stock Exchange for Good (FTSE4Good) Global and Europe series since its inception.

TIM is also included in the following indexes:

•	Euronext Vigeo Eiris::

•	Europe 120

•	Eurozone 120

•	STOXX® Global ESG Leaders Indexes:

•	ESG Leaders

•	ESG Environmental Leaders

•	ESG Governance Leaders

•	ESG Social Leaders

•	Ethibel Sustainability Indexes (ESI):

•	Excellence Europe

•	Excellence Global

•	ECPI Indexes:

•	ECPI Euro Ethical Equity

•	ECPI EMU Ethical Equity

•	ECPI Euro ESG Equity

•	ECPI Global Developed ESG Best in Class Equity

•	ECPI World ESG Equity

TIM is also classified as “prime” in the OEKOM rating, “industry leader” in the Sustainalytics report and as ‘qualified’ in the rfu rating.

Finally, it should be noted that for many years TIM has been among the Italian companies to participate proactively in the Carbon Disclosure Project (CD P).

Tim Participações, the listed holding company of the TIM Brasil Group, has had its position confirmed in the ISE (Índice de Sustentabilidade Empresarial) index, managed by BM&F Bovespa (the São Paolo stock exchange) together with the Brazilian Environment Ministry and other financial sustainability organisations.

REPORTING

The Sustainability Report has the same consolidation scope as the Consolidated Financial Statements, except for some information highlighted in the text or related to the environmental performance4.

In accordance with the triple bottom line5 approach, the company’s economic and financial data has to be shown together with the environmental and social results. The overall analysis of company performance including all three dimensions provides stakeholders with complete and comprehensive information and allows interests to be balanced in a way that guarantees the success and survival of the company in the medium and long term. For this reason, as of FY 2002, the Group has integrated the sustainability data in the Consolidated Financial Statements, in fact preceding the application of European Directive 51/2003, which was transposed in Italy by Legislative Decree No. 32 of February 2, 2007.

The Sustainability Report, which is drawn up for every calendar year, complies with the same deadlines as the Group’s Annual Financial Report and uses a multi-stakeholder approach, involving the joint analysis of actions taken in respect of the main stakeholders with whom the Company interacts.

This is drawn up according to a system of indicators (KPI - Key Performance Indicators) which measure the Company’s performance and the degree of achievement of objectives previously established for areas in which the Company has major impact.

The KPIs are defined on the basis of:

•	the analysis of the Global Reporting Initiative (GRI), an international organisation which develops universally applicable guidelines for drawing up sustainability reports;

•	the demands received from stakeholders;

•	the questionnaires sent out by the leading rating agencies for the purpose of confirmation of the inclusion in the stock market sustainability indexes;

•	the experience the Company has gained in the field of sustainability in 20 years.

The KPIs are managed on a dedicated application system that uses the same platform used for financial reporting and controlling.

Reporting standards

The Sustainability Report of TIM is based on the Sustainability Reporting Guidelines of the GRI, G4 version, comprehensive option, and the principles (inclusivity, materiality, responsiveness) of the AA1000 AccountAbility Principles Standard (APS 2008), adopted as of the 2009 Financial Statements.

The adherence of TIM’s Sustainability Report to the AA1000 and GRI G4 standards, comprehensive version, is verified by PricewaterhouseCoopers, independent auditor.

MATERIALITY ANALYSIS

Materiality matrix

In 2016 as well, the materiality analysis process was conducted according to the GRI G4 requirements, in order to identify topics that are most relevant to the socio-environmental and economic impacts generated by business activities both inside and outside the organisation.

Identification of relevant topics

As stated in the “Guidelines for updating the TIM materiality analysis” preparatory activity was carried out regarding the validity of the issues that emerged the previous year. This activity involved a specific comparison with various national and international sources of information, both public and private, inside and outside the Group and a comparison with sector practice benchmarks.

At the end of this initial screening, TIM was able to draw up a list of relevant topics representing the following macro areas:

[4]	Environmental performance includes information relating to companies that fulfil the following two criteria: more than 300,000 euros in turnover and more than 40 employees. Furthermore, if the number of employees is within 5 units of the latter limit, above or below, in order to mitigate the effects of variations in the number of employees between one year and the next which, however small, would lead to the inclusion or exclusion of some companies from the consolidation scope, the CSV Function will make the appropriate decision.
[5]	This approach was defined for the first time by John Elkington in 1994 in the article “Towards the sustainable corporation: Win-win-win business strategies for sustainable development”. California Management Review 36, no. 2: 2: 90-100.

•	direct and indirect economic impacts;

•	business ethics and promotion of Human Rights;

•	responsible management of the supply chain;

•	risk management and Public Policy;

•	market position and customer protection;

•	responsible management of human resources, promotion of diversity, equal opportunities and the health and safety of workers;

•	compliance with national and international regulations;

•	initiatives for local communities;

•	responsible management of energy resources and waste.

Assignment of priorities

The assignment of priorities among the topics emerged, led to the identification of the material issues to be disclosed.

During this phase, TIM assessed the importance of the topics identified from an external and internal viewpoint. The latter was provided by the main departments of the Company following a specific assessment of the topics for analysis.

The updated assessment of relevance from an external point of view was produced by a specific stakeholder listening activity aimed at gathering the perceptions of authoritative Group stakeholder representatives. At the 2016 multi-stakeholder forum, which involved nearly 40 representatives of the main external stakeholder categories, participants were presented with material issues for the Company’s strategy in order to identify an order of importance6. The stakeholders, subdivided into theme-based working groups based on their interests and skills, expressed their views regarding the matters discussed by their working group. The use of parametric qualitative and quantitative scales ensured the uniformity of the assessment.

The analysis of the results produced the data needed to determine the “stakeholder relevance” dimension of the materiality matrix. In the picture below, are identified only relevant topics.

[6]	Each participant was provided with an information folder prior to the forum for a better understanding of the topics discussed.

The health and safety of workers and staff management may appear to be material issues only for employee stakeholders. In actual fact, these issues directly involve government local offices and the communities where the Group operates and indirectly all the stakeholders who come into contact with the Group’s employees.

On the one hand there are cross-cutting topics that are relevant to all the companies in the Group’s consolidation scope, wherever they may be, without exception, and which are relevant to all external and internal stakeholders, these being:

•	Correctness of corporate conduct

•	Promotion of respect for Human Rights

•	Quality of the service and customer satisfaction

•	Solutions for a low carbon & circular economy

•	Economic impact at local level and on communities

•	Management of the health and safety of workers

•	Management of the workforce, generational renewal and promotion of talent

On the other hand there are topics that are mainly relevant to Group companies operating as telephone service operators, which account by far for the main part of the Group in terms of turnover, employees and impact on external stakeholders:

•	Internet safety, particularly for minors

•	Solutions for the digital evolution of the PA, businesses and voluntary sector

•	Investments in infrastructure

•	Privacy and data security protection

•	“Disaster response” and business continuity

•	Social digital inclusion

The materiality matrix, in addition to highlighting TIM’s priority areas of commitment, also reflects the Sustainable Development Goals7 to which the Company believes it can make the biggest contribution.

[7]	On 25 September 2015, in New York, the government leaders of the 193 UN Member States approved the “Transforming our world: the 2030 Agenda for Sustainable Development” resolution, a policy document that identifies 17 global objectives (Sustainable Development Goals), broken down into 169 detailed targets to be achieved by 2030, which represent common objectives in key areas to ensure the sustainable development of the planet.

Specifically, the relevant Goals are:

•	No. 4: Education and quality

•	No. 5: Gender equality

•	No. 8: Decent work and economic growth

•	No. 9: Industry, innovation and infrastructure

•	No. 11: Sustainable cities and communities

•	No. 12: Responsible consumption and production

•	No. 16: Peace, Justice and strong Institutions

in addition to no. 3 “Good health” for positive impacts of e-health solutions and no. 13 “Combat climate change and its impacts”, for the inevitability and importance of the topic at global level.

The topics identified in the matrix correspond to four areas of intervention which contribute to the creation of value for the Company and the sectors in which it operates, in response to the social needs:

•	Digitisation, connectivity and social innovation;

•	Environmental protection;

•	Digital culture;

•	Company’s people.

Validation and Review

The issues and the whole materiality analysis process were validated by the CSV department, which, as stated above, availed itself of the support of SCS Consulting to determine perceptions by participating in the working groups and sharing the results among the forum participants.

The review phase is due to take place as a preparatory stage prior to the next reporting cycle, with the aim of submitting the results of the analyses carried out, updated in the following year, to specific stakeholder engagement activities.

ECONOMIC VALUE GENERATED AND DISTRIBUTED

The economic value generated and distributed to stakeholders is shown below.

(million euros)	2016	2015
Direct economic value generated
a) Total revenue and operating income	19,336	20,006

b) Interest payable and dividends paid	159	216

c) Net gains (losses) on disposals of non-current assets	14	336

d) Direct economic value generated (a+b+c)	19,509	20,558

Economic value distributed
e) Operating costs	8,128	9,295

f) Employee costs	3,106	3,589

g) Shareholders and providers of capital	1,729	2,291

h) Taxes and duties	949	534

i) Economic value distributed (e+f+g+h)	13,912	15,709

Economic value retained (d-i)	5,597	4,849

Contribution to the community

(million euros)	2016	2015
Distribution of contribution*
Charity	0.1	0.3

Investments in the community	19.2	17.6

Initiatives in the community	6.1	9.4

Total	25.4	27.3

(*)	The Group’s contribution to the community is calculated according to the London Benchmarking Group (LBG) guidelines. The calculation has been done using management data partly based on estimates.

More than 150 major international companies subscribe to the LBG, which was founded in 1994 and is the global gold standard for the classification, measuring and representation of voluntary contributions made by companies in favour of the community.

In line with the LBG model, the contributions paid out have been subdivided into three categories: donations, investments in the community, initiatives for the community. In the first, the charitable spirit prevails, the third includes initiatives that combine a benefit to the community with a commercial interest on the part of the Company. For further information regarding the LBG model and its investment classification criteria on the 3 levels, see the sustainability section of the telecomitalia.com website and the lbg-online.net website.

DIGITISATION, CONNECTIVITY AND SOCIAL INNOVATION

Digital technologies, increasingly a key factor and enabler for the country’s economic and social growth, give TIM the main role of driver of progress in Italy. Aware of this strategic role, also in 2016 the CSV department focused on its commitment to measuring the shared value generated by the Group as described in the Sustainability Report and on the website telecomitalia.com.

During 2016, the Company invested approximately 1.5 billion euros in new generation networks. The Group’s three-year business plan for 2017-2019 confirms its commitment to investing in advanced infrastructure and technologies and is focused on next generation ultrabroadband networks in particular, a major undertaking that network technicians and engineers are working to deliver every day.

The following table shows the percentages of coverage as of December of the past three years.

Description	2016	2015	2014
ADLS Coverage (*)	99.31	99.10	98.75

UMTS and HSDPA coverage (**)	>97	96.00	96.00

LTE coverage (**)	>96	88.00	77.00

Next Generation Plan (fixed telephony) cover (***)	58.9	42.00	28.10

(*)	The percentage refers to fixed telephone lines.
(**)	The percentage refers to the residential population. Coverage values are subject to change based on ISTAT and urbanisations updates.
(***)	The percentage is determined by the ratio between the number of properties connected with “cabinets” reached by access optical fibres (or which can be served directly from an exchange if within acceptable distances) and the total number of properties that have or have had active telephone lines in the past.

The Company thus acts as an “enabler” in the creation of a digital ecosystem to create positive synergies for development. The contribution the Group makes towards growth doesn’t stop at infrastructure projects but ranges from digital solutions for government local bodies to cloud services for businesses, digital platforms for healthcare, applications for people with disabilities to technologies for reducing energy use by cities and companies.

The spread of broadband and ultrabroadband networks is a boost for the economic growth of countries. The Group contributes to producing approximately 0.7% of the added value of Italian GDP8. The Group’s business generates direct work for approximately 51 thousand people in Italy; if indirect employees are considered, i.e. those operating on projects connected with the business of TIM, it is estimated that approximately 106 thousand units, corresponding to approximately 1% of employees of the entire private sector, would represent the direct and indirect work attributable to the Group in Italy.

[8]	Internal estimates of 2015 balance sheet data.

Quality of service and Customer Satisfaction

In recent years the telecommunications market has changed profoundly following digitisation and the increased capacity for choice consumers have in an ever more dynamic market. Furthermore, the spread of digital channels has increased customer expectations and guides the construction of service quality perception, the relationship with the brands and the resulting behaviour. This is changing the business models and the operating procedures of telecommunications operators.

In this context, an understanding of customers’ expectations and the Customer Experience appraisal represent a strategic factor in the offer of services, making it possible to identify which aspects need to be worked on to supply an improved service, to the benefit of economic sustainability, loyalty and positive word of mouth.

In order to understand and measure customer expectations, the Company has developed an extensive system of listening in order to detect Customer Satisfaction and the Customer Experience at different moments of interaction with the company: web browsing, purchasing a service, calling customer care, reporting a fault, and posts on social networks are all important aspects of the relationship with customers monitored for continuous improvement.

Activities that involve listening to the customer, which are always evolving, are broken down into different types of surveys to uncover the customer’s experience at different times during the customer journey and monitor the quality indicators.

The research includes the monitoring of the Customer Satisfaction Index (CSI) - which adopts international standards (ACSI, American Customer Satisfaction Index) - to detect the quality perceived by customers and for competitors. The CSI result of 2016 relative to Consumer customers recorded a slight downturn compared to 2015 but its values were still very high. The strong ties customers demonstrated with respect to the Group are also seen in the high propensity to loyalty, in an increasingly competitive context where the consumer’s experience is enriched through comparison with different markets.

Monitoring the CSI has earned certification of conformity with standard UNI 11098:2003 and has been included in the managerial incentive system (management by objectives).

TIM has also adopted new methods of listening with a view to Customer Experience Management (CEM) in order to better understand the customer experience and obtain indications to improve processes, also permitting the so-called “close the loop” with the taking charge of and resolution of the reports collected from customers. TIM’s ever greater focus on “continuous improvement” to improve processes and the Customer Experience is confirmed by the results of the Net Promoter Score (NPS) collected from customers who spoke with the telephone assistance service and that are confirmed to be extremely positive (NPS above 10).

TIM Brasil carries out two types of nation-wide customer satisfaction surveys by means of interviews:

•	the TIM and competitors’ consumer customer survey, conducted twice a year (May and November) on a “reflective” basis, measures the customer’s general perception of the Company e.g. sales structure, call centre, network coverage and quality of the network (also as regards the Internet connection), technical support, the price of services, promotions, billing;

•	the call centres survey, conducted once a month on a “reactive” basis, with the involvement of TIM customers (consumer and business) who have contacted the call centre in the previous 15 days.

	2016	2015	2014
Consumer Customer survey (*)	7.30	7.22	7.54

Consumer Mobile Telephony Call Centre Survey(**)	7.31	7.28	7.30

Business Mobile Telephony Call Centre Survey(***)	6.81	7.21	7.16

(*)	Average index, on a scale of 0 to 10.
(**)	average mobile consumer customer satisfaction index on a Scale of 0 to 10.
(***)	Average mobile business customer satisfaction index on a scale of 0 to 10.

Sustainability initiatives in the supply chain

In 2016, the process that defines activities aimed at improving the sustainability of the supply chain continued to be applied. These activities involve the qualification, incoming quality and vendor rating stages. In particular, the suppliers were classified according to the potential risks associated with their sustainability performance, carried out using a specific method that considers the social-environmental and business continuity aspects associated with the procurement markets in which they operate. For this reason, the procurement markets (i.e. procurement categories homogeneous among themselves) have been classified in accordance with parameters such as:

•	the geographical areas of reference and the risks connected with them,

•	the potential impact on the environment and on society of the suppliers’ activities and of the products/services supplied throughout their entire life cycle, including risks relating to violations of human and labour rights and to environmental protection,

•	the impact on the reputation of TIM as a customer.

A matrix has therefore been created which, by relating the spending associated with the specific purchase market to the risk index calculated on the basis of the parameters listed, has allowed purchase markets to be divided into four classes, identifying those most critical from the point of view of sustainability and economic impact. Suppliers belonging to the classes at greatest risk are the subject of sustainability audits carried out by Company personnel or by personnel from third party companies specialising in the sector. These audits are repeated periodically to monitor the implementation of any corrective actions and, if the results are positive, in order to verify that the standard of performance found is being maintained.

All suppliers of the Domestic BU have been assessed to consider the social/environmental risk; in 2016, 48 were considered to be at greatest risk (+20% as compared with 2015 and + 17% on 2014). 21 purchase markets and suppliers operating in the following geographical areas are considered to be at greatest social risk: Asia, Central and South America, North Africa and Eastern Europe.

Since 2014, all suppliers interested in a qualification process (new, extension or renewal), relating to areas of procurement that present the greatest risk in terms of sustainability answer a specific self-assessment questionnaire to determine the socio-environmental sustainability risk. Periodically updated based on the results and evolution of the qualification process, the questionnaire was developed according to the main requirements of the relevant responsible corporate management standards relating to respect for ethical values and to safeguarding the environment (including SA 8000, Global Compact and ISO 14001) and to the best industry practices. The self-assessment sustainability questionnaire is integrated into the application that handles the supplier qualification process, which automatically extended it to all new suppliers operating in markets where sustainability is considered to be at risk. Refresher campaigns were mounted for suppliers previously qualified in TIM’s Register of suppliers. The results of the questionnaire will make it possible to refine the risk matrix described above.

In 2016, a self-assessment questionnaire was sent out in Brazil on matters of sustainability to suppliers whose orders exceed one million reais, thereby involving 16% of the total number of suppliers. As of the end of 2016 replies had been received from all the 236 suppliers involved. The results will help direct future selection processes.

In October 2016, the ISO 9001:2008 certificate of conformity of the “Quality Management System” was confirmed for the Purchasing and Service Center Logistics Departments under the responsibility of the Business Support Office, with specific recognition for the initiatives taken in the field of sustainability. This initiative has led to the mapping of 23 department processes with the identification of 118 performance indicators that permit the monitoring and improvement of the administration of services supplied to internal clients and suppliers.

The application of the green procurement policy, which contains guidelines for establishing the environmental requirements of products/services purchased, continues to be an integral part of the procurement policy. The policy covers all stages of the product life: design, production, use and end of life. Published on the “Vendors Hub” supplier portal of TIM and in the sustainability section of the telecomitalia.com website, the document helps to orient purchasing policies towards low environmental impact products and services.

Some questions on the annual satisfaction survey (see Supplier involvement initiatives) relate to the green procurement policy and to principles relating to Human and employment Rights, as well as on their implementation by suppliers, with a view to increasing their involvement in matters of sustainability.

Supplier sustainability performance

Activities intended to verify the sustainability performance level of common suppliers and sub-suppliers continued in 2016 in the framework of the Joint Audit Cooperation (JAC9) initiative, in accordance with the Memorandum of Understanding signed at the end of 2009 by Telecom Italia, Orange and Deutsche Telekom. In 2011, Proximus, KPN, Swisscom and Vodafone Group signed up to the memorandum, followed by Telenor and Telia Company (formerly TeliaSonera) in 2012, Verizon in 2013 and AT&T, Telefónica and Rogers in 2016.

The purposes of the Joint Audit Cooperation initiative are:

•	to verify the sustainability of the most important suppliers/sub-suppliers that are common to the members of the JAC, with production plants located in geographical areas with a significant degree of socio-environmental risk. The checks are carried out by means of audits conducted by third parties using a specific method developed by the JAC members themselves, who share the results of the verifications;

[9]	Http://jac.initiative.com

•	to contribute to the increased sustainability of suppliers/sub-suppliers involved by devising and implementing corrective actions and ongoing improvement programmes, establishing long-lasting and mutually beneficial cooperation with them in terms of efficiency, productivity and risk reduction in the supply chain.

Between 2010-2016, thanks to the gradual increase in the number of members of JAC, 27810 audits were carried out – including 69 in 2016 - in production plants (suppliers and sub-suppliers) located in Asia, Central and South America, North Africa and Eastern Europe. The checks were carried out through international specialised companies selected by competitive tender and related to a total of more than 743,000 workers. The suppliers included in the audit campaign belonged to the user devices and appliances, network appliances and IT equipment production sectors.

For all the non-conformities encountered, specific corrective action plans were drawn up that established resolution procedures and timetables amongst others. The implementation of these plans is monitored on a constant basis by the JAC members.

Supplier involvement initiatives

Use of the suppliers’ portal (Vendors Hub), launched at the end of 2011 to improve communication and optimise operational processes by applying social networking systems to the business context, is now well established. The portal now includes around 3,900 enabled vendors on the application platform.

The portal allows suppliers to access a private area to view important data and events connected to their relationship with TIM and manage all their own details, thus improving the smooth operation and transparency. The Vendors Hub also includes a public area containing information for potential suppliers.

Documentation is exchanged electronically (e.g. offers, purchase orders, contracts, qualification documentation, surveys), thus reducing the environmental impact resulting from the use of paper, transporting and storing documents.

For the tenth consecutive year, the Group’s main suppliers have been involved in the survey on satisfaction with the Purchasing department and, more generally, with TIM. The survey involved 1,047 suppliers active in the Vendors Hub with a 53.6% response rate. The overall assessment of the supply relationship with the Group achieved a score of 81/100, confirming the positive results of 2015.

Social innovation initiatives

Here are some of the projects carried out in 2016 in response to the needs of the community using TIM’s technologies.

•	For over ten years, TIM has been a key player in the solidarity chain associated with humanitarian, scientific or environmental projects which it supports by allowing people to make a donation of 1 or 2 euros by sending a text message and of 2, 5 or 10 euros by calling a dedicated free number from a land line. In 2016, 126 campaigns were launched (3 earthquake emergencies), 50 of which were managed by “Dono Per...” (2 earthquake emergencies) which started its work on 1 October 2016, and around 27 million euros were raised divided as follows: around 9 million for emergencies, around 10 million before 1 October and around 8 million after 1 October 2016.

•	WithYouWeDo (withyouwedo.telecomitalia.com) is TIM’s crowdfunding platform that promotes and supports the funding of digital projects by individual citizens, businesses, and for profit and non-profit institutions in the fields of social innovation, digital culture and environmental protection. The Company, in addition to making the technological platform available, undertakes to contribute 25% (up to a maximum of 10,000 euros) towards the financing of published projects that reach their financial target, and provides strong communication support and visibility, also through special dedicated initiatives. In 2016, a total of around 850,000 euros was raised. Moreover, at the end of August WithYouWeDo helped to create unaiutosubito.org, the crowdfunding platform for raising funds for victims of the earthquake that struck central Italy several times. The initiative was highly successful, raising over 1,300,000 euros and thereby setting the world record for raising funds for earthquake victims through crowdfunding.

•	TIM also continued with its activities in the dissemination of innovative technology to schools: as a partner of Fondazione Mecenate it participates in ‘Programme the Future’ to encourage the introduction of computational thought and coding in schools; the commitment is broken down into

[10]	Of which 117 on TIM’s suppliers (45 in 2016)

economic support, communication actions and corporate volunteering through its employees. In 2016 TIM also launched ‘At digital school with TIM’: a two-year project in collaboration with the Ministry of Education, Universities and Research (MIUR) to introduce teachers to digital innovation, thereby permitting new educational opportunities.

RESEARCH AND DEVELOPMENT

The telecommunications sector has undergone a quick and major transformation in recent years, characterised by the decline in traditional voice services and the growth of fixed and mobile broadband and the new services enabled by it, thereby contributing towards the rapid digitisation of the life of consumers and business processes.

Innovation, both technological and business-based, is confirmed as the central element to respond to the change in the technological, market and competitive context. In line with this context, the Group has taken action in several ways:

•	reinforcing the lines of internal innovation, focusing the activities of the labs and research groups on key aspects of the development of the fixed and mobile network moving towards the future 5G standards and ultrabroadband, and issues concerning service platforms and the new operations systems, also by means of agreements aimed at collaborating with universities of excellence, developing the Joint Open Labs (JOL) with some of the main Italian universities;

•	promoting innovation and the creativity of employees launching projects to crowdsource ideas with the Idea Sharing initiative[11];

•	confirming the leaning towards “Open Innovation” principles in relations with the world of start-ups, new innovative entrepreneurship. Open Innovation, in fact, enables the innovation contributions generated within to be integrated with external sources of innovative ideas.

Different innovative solutions and prototypes were transformed into business propositions and commercial opportunities for TIM, including CitySensing (a platform for managing large events in urban areas based on the collection of Big Data from social media and mobile networks), Cloud Robotics and Virgil (solutions involving drones and remote presence robots connected through the TIM 4G network), Internet of Things systems, including Smart Agriculture (developed with Olivetti).

In addition to contributing to developments within the Company, TIM produces a significant number of patents: in the 2015-2016 period it filed over 120 patents. In order to maximize their value, a spin-up model was recently developed, that is the launch of start-ups that have received assets and the rights to use patents in exchange for equity options.

These public-private partnerships have enabled the Group, in the last three years, to obtain over 5 million euros in European funds; moreover, TIM collaborates with the most important European and North American universities and centres of excellence. Moreover, activities to accelerate and invest in start-ups have continued. Since 2013, the TIM #Wcap start-ups have launched over 50 go-to-market activities within TIM, thanks to which turnover was generated. TIM #Wcap is indeed the business accelerator of the TIM Group that each year selects, finances and accelerates digital start-ups. From 2009 to date, more than 9,000 business ideas have been received and examined and approximately 300 projects have been selected and supported, to which 6.6 million euros were assigned to facilitate their development. The survival rate of the TIM #Wcap start-ups is over 90%.

Starting with TIM #Wcap, TIM débuted in venture capital in 2014 launching TIM Ventures, the Group company created with the aim of investing in the share capital of the most innovative start-ups in all the sectors of strategic interest for the Company. In just over two years of business, TIM Ventures has invested in 14 start-ups (12 of which came from TIM #WCap) and was mentioned as one of the most active Corporate Venture Capital investors at global level in 2015 by CB Insights.

Following on from the acceleration and investment activities carried out in recent years, in June 2016, TIM was ranked by Fondazione Nesta and Startup Europe Partnership in 7th place among the 25 European companies (it was the only Italian one) that “dialogue” best with start-ups.

In Italy, TIM employs approximately 1,200 resources in engineering, technological innovation and service activities. Investments in innovation and transformation amount to 1.9 billion euros, equating to around 52% of the total investments on the domestic market. This model of managing innovation saw TIM, in 2016, receive the prestigious National Prize for Innovation, established by the Prime Minister’s Office and

[11]	Idea Sharing is a competition designed to produce ideas, the purpose being to discover the talent and creativity of the employees to “improve the customer experience of TIM services.” The competition ended in December 2016.

awarded by Confindustria, which sought to reward: the capacity to innovate its portfolio of solutions and services in terms of quality, the structured and efficient process of managing innovation, the company culture geared towards innovation and, finally, the capacity to efficiently transform innovation projects into services to support citizens, businesses and organizations.

Smart Services for the public sector

In the context of public sector services, in accordance with the Italian Digital Agenda (ADI) and European Directives, in 2016 TIM consolidated and streamlined its offer of Smart Services (a range of services for energy efficiency and digital services in urban areas), Urban Security (new services dedicated to security, the environment and optimal energy management) and the Digital School. The aim is to promote the “smart city” (Smart City) model to improve quality of life by developing innovative digital services to ferry communities towards a Smart Community model (as described in the Digital Agenda) that enables new forms of cooperation between citizens and public authorities.

As regards the innovation of business, TIM aims to supplement its offer of connectivity with new innovative services that satisfy the new digital needs of the customer. Infomobility systems, using information obtained from mobile handsets, allow the optimisation of traffic flows, reducing travel times and the emission of greenhouse gases, including:

•	URBeLOG: a project financed by the MIUR (Ministry for Education, University and Scientific Research) as part of “Smart Cities”, involving Iveco, TIM, TNT and the Temporary Association of Companies (ATI) comprised of: FIT, Italdata and TEMA, Polytechnic of Turin, Bocconi University and Scuola Superiore Sant’Anna. The aim is the distribution of goods over the “last mile” and the project seeks to propose new process methods and an open and integrated ICT environment of reference that allows all stakeholders to interact efficiently, minimizing the environmental impact. TIM is helping to develop an open and cooperative multi-sided platform and an innovative layer of middleware capable of managing all the information available arriving from various sources (in-the-field devices, vehicles, fleet management systems, traffic management legacy systems, etc.). The URBeLOG solutions will be tested in two field trials run in the municipalities of Milan and Turin.

•	Pilota nazionale eCall - progetto I_HeERO: the public service for vehicle emergency calls to a single emergency number E112 (eCall) will be operational in all European Union Member States for all new models of cars registered and produced from March 2018; during production, the cars must be natively equipped with a mobile network modem capable of automatically calling the emergency number in the event of an accident. All mobile network operators must update their networks so they are capable of correctly processing and routing the incoming eCall to the first level PSAP (Public Safety Answering Point) identified at national level. TIM has already supported the first pilot phase with pre-operative tests and the deployment of the first national eCall PSAP, both in Varese. The second phase of the pilot project (2016-2017) involves the Trento area and will be the last step before full deployment. The pilot phases are co-funded by the European project I_HeERO.

•	Open Air Lab (OAL): located at TILab in Turin, represents aspects of a Smart City model, and the transformations that ICT enterprises and the always-connected dimension will define for the urban scenarios of the upcoming years. At the OAL the various models are illustrated, like Smart Mobility, smart rest areas, the efficient management of waste and public green areas, the service robotics, urban security, the public lighting network, Smart Metering, gas, electricity and water distribution networks, Digital Island services, with the loan of books and the distribution of food and drink and the public telephone totem. Furthermore, in a garden area there are objects equipped with sensors for recognition and transmission of data, such as the smart bench which promotes social aggregation, the control room where, through an IoT-TiLab platform, data from the widespread sensors is collected and memorized, providing innovative services; the small greenhouse with meteorological and environmental sensors to activate remotely, depending on the weather conditions, the light/heat sources or pumps for watering; the small dome, an urban waste container with sensors that track and improve the efficiency of sorted waste collection. In the visits to the OAL, attention is focussed on the technological scenarios of the Internet of Things that will characterize the innovation of the upcoming decades; it is an evolving use of the Internet, whereby objects will become recognizable and ‘smart’ by communicating data collected on themselves and in the environment.

Innovative e-health services

TIM is actively involved, either alone or in partnership with external partners, in devising and developing healthcare services at national, regional and local level. Designed to improve the Italian health service and the quality and effectiveness of healthcare, the services allow doctors, nurses and patients to carry out many activities remotely.

The main electronic healthcare service applications available or being developed include:

•	value products and services for general practice, aimed at enabling new primary care models and proactive medical services (e.g. screening campaigns managed by general practitioners);

•	legal archiving of digital diagnostic images on the network, with a guarantee of the authenticity and integrity of documents (Nuvola IT Image Archiving);

•	management of both healthcare, administrative and logistical processes and a patient’s healthcare information throughout the period of hospitalisation;

•	the management and coordination of operational facilities dedicated to emergencies (118) and continuity of assistance;

•	remote healthcare monitoring (Nuvola IT Home Doctor) of Parkinson’s disease (including WebSensor).

All the solutions comply with the data privacy and transaction security requirements of healthcare processes.

Research and innovation in e-security

TIM is involved both in research and innovation regarding cyber security and more generally the security of information and networks.

Activities carried out in 2016 included the following:

•	the definition and development of innovative enabler prototypes for the security and privacy of future 5G networks under the scope of participation in the 5G-ENSURE[12] consortium funded by the EU. The consortium aims to study, define and test the security and resilience measures of the future 5G networks for a 5G Security Architecture;

•	the integration, for test purposes, of a system of analysis of the security of Android mobile apps, under the scope of a project financed by EIT Digital[13];

•	the pursuit of activities for the security of mobile apps and mobile devices;

•	the study and development of new security analytics to be used with visual analysis tools and security big data platforms;

•	implementation of various scouting and testing campaigns on innovative security solutions;

•	the pursuit of the activities overseeing and guiding mobile security with participation in the works of the GSMA Fraud and Security Group;

•	the collaboration, within the scope and 3GPP[14] SA3 SECAM[15], for the definition of the security requirements and test methods on devices for 3GPP standard networks and those for the security of 5G infrastructure;

•	pursuit of cooperation launched in 2013 with EIT Digital[16] under the scope of the Action Line Guide to Privacy, Security & Trust;

•	participation in the works on the newborn ECSO[17] to guide development of a European ecosystem on cyber security;

•	the development, in the context of ETSI[18], of the works of TC CYBER focused on cyber security;

•	the study and development of models for the management of security on telco cloud platforms for IT and network services;

•	the development of IPR[19].

Research and development in Brazil

In the last three years, TIM Brasil has invested more than 16 billion reais, most of which in innovative infrastructure. The business plan for the three years 2017-2019 envisages investments of around 12 billion reais, almost entirely in the development of the country’s 3G and 4G networks, with the aim of reaching cover of more than 92% of the urban population by 2019.

[12]	5G Enablers for Network and System Security and Resilience.
[13]	European Institute of Innovation and Technology.
[14]	The 3rd Generation Partnership Project.
[15]	SECurity Assurance Methodology.
[16]	European Institute of Innovation and Technology.
[17]	European Cyber Security Organisation.
[18]	European Telecommunications Standards Institute.
[19]	Intellectual Property Rights.

At TIM Brasil, Research and development is carried out by the Innovation & Technology department-headed by the Chief Technology Officer - numbering 27 telecommunications engineers, electrics and electronics engineers, IT experts and other technicians of varying origin, competence and experience, which cover all the network operations, pursue the innovative needs and provide support to R&D. The main responsibilities are the definition of the network’s technological innovation, the evolutionary needs for new technologies and devices and the architectural guidelines together with the development of strategic partnerships, so as to exploit the new business models and guarantee the evolution of the network infrastructure according to business strategy.

The Innovation Lab is extremely relevant, which is a multi-purpose test environment based in Rio de Janeiro, which is able to guarantee the assessment/validation of innovative services, products and technologies, certifying their functional efficiency and performance and developing new models and configurations, consolidating the innovation flow. The Innovation Lab plays a strategic role in providing support for the conduct of Credibility Test, Trials and Proof of Concept, for the validation of the services in collaboration with the main suppliers of technology and partners, through the sharing of knowledge and the technological infrastructures for interoperability tests, the assessment of capacity and the definition of technical requirements; in synergy with the R&D department, it facilitates innovation and promotes collaborations with universities and research institutes.

In 2016, 206 projects of validation and innovation were completed, which will tend to increase in view of the extensive range of innovation and research and development initiatives underway. In this sense, the latest technological plan approved (2017-2019), envisages investments in excess of 24 million reais in this project, which also includes the construction of a new Innovation centre in Barra da Tijuca, in the state of Rio de Janeiro. This new office, which will operate as a national reference point for R&D activities will host technicians and researchers and will be used as an open space of innovation for new opportunities and the development of innovation for the Brazilian telecommunications market.

The Innovation & Technology department has worked on projects aiming to ensure the evolution of the business of TIM Brasil through the recommendation of sustainable, efficient network platforms and “disruptive” models, including anticipating the availability of new services. The main developments are set out below.

ENVIRONMENTAL PROTECTION

The information regarding environmental performance is drawn from management data, some of which is estimated. The data shown below relate to energy use (heating, transport and electricity), atmospheric emissions, use of water, paper and waste production.

Energy

Energy consumption by the Group is presented according to the guidelines proposed by the GRI regarding direct consumption for heating, electricity generation and transport (Scope 1, according to the GreenHouse Gas Protocol20) and indirect consumption for the purchase and use of electricity (Scope 2).

Heating systems

	Group breakdown by Business Unit (%) and % variation compared to the previous 2 years
		Group	Domestic	Brazil
Energy generated by heating oil	MJ	65,041,599	100%	0%

Energy generated by natural gas	MJ	405,242,474.	100%	0%

Total energy for heating	MJ	470,284,073	100%	0%

2016 v. 2015		(14)%	(14)%	%

2016 v. 2014		(34)%	(34)%	%

The data in the table shows that in 2016 a significant reduction with respect to 2015 and 2014 can mainly be attributed to the review of the methods for reporting on fuel consumption, but also the climatic conditions that occurred during the year of reference and to real estate rationalisation and energy efficiency.

[20]	The Greenhouse Gas (GHG) Protocol, developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD), defines the standards of reference for measuring, managing and recording greenhouse gas emissions.

INWIT S.p.A., the company of the Group that operates in Italy in the electronic communication infrastructure sector, is much smaller than the Group and is therefore part of the Domestic BU.

In Brazil, given the particular climate conditions throughout the year, indoor heating is not used.

Transport21

		Group	Domestic	Brazil
Energy from unleaded petrol	MJ	56,364,281	49%	51%

Energy from diesel fuel	MJ	606,185,541	100%	0%

Energy from LPG	MJ	3,493,183	100%	0%

Energy from natural gas	MJ	250,951	100%	0%

Total energy consumption for vehicles(*)	MJ	666,293,956	95%	5%

2016 v. 2015		(6)%	(5)%	(32)%

2016 v. 2014		(5)%	(3)%	(39)%

Total number of vehicles	no.	18,585	97%	3%

2016 v. 2015		(5)%	(4)%	(34)%

2016 v. 2014		(7)%	(6)%	(35)%

Total distance travelled	km	278,114,632	97%	3%

2016 v. 2015		(10)%	(9)%	(37)%

2016 v. 2014		(8)%	(6)%	(41)%

(*)	Represents conversion into Megajoules of the consumption of unleaded petrol, diesel and LPG (expressed in litres) and methane (expressed in kg).

In general, energy consumption for transport and journeys is reduced. In Italy a project to renew the operational fleet is underway.

Consumption figures for electricity used to operate telecommunications and civil/industrial technological plants are shown below.

The purchase of electricity from mixed sources increased significantly in 2016 compared to the previous two years due to the decision not to invest, in Italy, in acquiring guarantees of origin, which certify the electricity produced by renewable sources, but rather in energy efficiency measures which concerned the network infrastructure and company offices.

Electricity procured and produced

	Group breakdown by Business Unit (%) and % variation compared to the previous 2 years
		Group	Domestic	Brazil
Electricity from mixed sources	kWh	2,642,134,246	75%	25%

2016 v. 2015		263%	1106%	17%

2016 v. 2014		337%	1545%	37%

Electricity from renewable sources	kWh	42,143,908	100%	0%

2016 v. 2015		(98)%	(98)%

2016 v. 2014		(98)%	(98)%

Total electricity	kWh	2,684,278,154	75%	25%

2016 v. 2015		2%	(2)%	17%

2016 v. 2014		7%	0%	37%

Energy use across the Group has risen as a result of the increased volume of traffic and services offered to customers.

As noted last year, the rate of growth is significant in Brazil as a consequence of the expansion in the network and the market.

[21]	The data shown in the tables and graphs relating to transport refer to all the Group’s vehicles (industrial, commercial, used by senior managers/middle managers/sales people), both owned and hired. The vehicles, consumption and mileage of vehicles owned or in use by the sales force of Tim Brasil have been included only where usage is significant and continuous.

In 2016, numerous measures were implemented; the main ones in the industrial area are described below.

•	Lighting Plan relating to the fixed network exchanges: the plan to replace conventional neon light fittings in the fixed network exchanges with LED technology tubes was completed. In 2016 all 108,500 tubes envisaged were installed in addition to the 100,000 replaced in 2015. The energy savings when fully operational are expected to be around 7 GWh.

•	Fixed network exchanges: the equipment compactness measures were completed. The project resulted in the virtualization and increased efficiency of the network servers. The benefits of these measures are linked to a significant reduction of energy consumption by the equipment estimated, when fully operational, to be around 2.5 GWh.

•	Decommissioning initiatives for “obsolete” technological platforms continued, which mainly concerned the following projects:

•	PSTN: the Project involves the migration of traditional accesses (except for ISDN accesses) to innovative platforms (VoIP). This will result in reduced energy consumption, occupation of space and maintenance, and in general in the overcoming of the obsolescence of the traditional plants. As a result, in 2016 the plan to switch off roadside equipment that is no longer necessary (around 9,400) continued.

•	The project to shift to superSGU was completed. The initiative aimed to make the fixed network equipment more compact, concentrating the functions of some Urban Group Stages (SGUs) on a reduced number of ‘superSGU’ with direct benefits in terms of reducing energy consumption, estimated when fully operational to be around 3 GWh.

•	ATM: the Project involves optimizing data accesses with the gradual disposal of ATM devices and a shift to IP technology devices.

•	Quick-Hits: the modernisation plans for obsolete company systems through architecture simplification resulting in increased energy efficiency are part of this category.

•	Power supply system: the plan to fully replace the largest power stations with the lowest performances has led to the installation of 235 new appliances; works to replace the rectifier modules were also completed, which affected 253 power stations; this made it possible to raise the average performance to above 90%.

•	Air conditioning systems: as regards the fixed network, the plan to replace the obsolete Cooling Units and Air Conditioners with new, higher-performance appliances has been completed; as for the mobile network, in 2016, 120 power stations were replaced and free-cooling solutions were adopted which meant 122 air conditioning systems could be switched off.

•	The set points management project was completed; this project involved the installation of a “well-being” button which allows the engineers at work to temporarily improve the room temperature for the duration of the work.

In total, in 2016, in order to modernise the technology and streamline systems serving the fixed network exchanges and Radio Base Stations of the mobile network, the following was achieved:

•	608 actions were carried out on power stations;

•	420 actions were carried out on air conditioning systems;

•	1,187 actions were carried out on batteries.

For the 2016 works on the power supply and air conditioning systems in the industrial sectors an overall reduction in consumption of around 20 GWh is estimated when fully operational; where possible, the relative Energy Efficiency Certificates (white certificates) will be requested.

Continuity measures in the office area:

•	LED Lighting Project: the plan started in previous years to replace conventional neon light fittings in the main office premises with LED technology, motion sensors and intensity adjustment (dimmer switches) has been completed.

•	UPS replacement project: the plan to replace UPSs with an average service life of over 10-15 years to comply with regulations has been completed.

New measures in the industrial area:

•	Insulation of exchanges: measures to reduce energy consumption have been completed through the application of reflective films on glass, total internal darkening, the insulation of boxes, the extension of free cooling, the internal insulation of ceilings, the insulation of walls, the closure of the holes and cable ducts used for systems, the installation of hydraulic door closures and monitoring instruments.

•	“Smart Building”: the installation of appropriate environmental sensors on 2 TIM PoPs[22] was completed; the aim was to optimise consumption linked to air conditioning by creating heat maps, calculating the optimal set-point temperatures and the optimal programming of the use of different Cooling Units.

The energy efficiency of TIM was also recognised through the awarding of Energy Efficiency Certificates (EEC, also known as White Certificates): at the end of 2016 the overall number of projects approved was 41, corresponding to an estimated economic value at current prices, over 5 years, of 44.5 million euros. The certificates, also known as white certificates, certify the achievement of energy savings in the final use of energy through measures to increase virtuous energy efficiency as the performance is better than the national average. In 2016, revenues from EEC sales came to around 21 million euros.

Atmospheric emissions

Greenhouse gas emissions by the Group consist almost exclusively of carbon dioxide and are due to the use of fossil fuels for heating, transport, electricity generation, purchase of electricity produced by third parties and staff travel (for business trips and commuting between home and work).

In addition to these, dispersals of hydrochlorofluorocarbons and hydrofluorocarbons (HCFC and HFC) from air conditioning plants are also considered and converted into kg of CO2 equivalent.

The following table shows the total CO2 emissions of the Group.

[22]	PoP: Point of Presence, are points providing access to the network along the access network.

Atmospheric emissions

	Group breakdown by Business Unit (%) and % variation compared to the previous 2 years
		Group	Domestic	Brazil
CO2 emissions from transport	kg	49,673,594	96%	4%

CO2 emissions from heating	kg	26,862,102	100%	0%

Emissions of CO2 equivalents for HCFC/HFC(*) dispersals	kg	6,112,260	100%	0%

CO2 emissions from electricity generation by cogeneration	kg	59,332,797	100%	0%

CO2 emissions from electricity generation using diesel	kg	3,170,846	74%	26%

Total direct emissions of CO2 - under Scope 1 GRI	kg	145,151,599	98%	2%

2016 v. 2015		(6)%	(6)%	(20)%

2016 v. 2014		3%	4%	(24)%

CO2 emissions from purchases of electricity generated by mixed sources	kg	770,216,498	93%	7%

Total indirect emissions of CO2 - under Scope 2 GRI	kg	770,216,498	93%	7%

2016 v. 2015		826%	5688%	(23)%

2016 v. 2014		865%	5169%	(18)%

CO2 emissions from work-home commuting**	kg	64,755,152	92%	8%

CO2 emissions from air travel***	kg	4,999,265	56%	44%

CO2 emissions from train travel***	kg	618,298	100%	0%

Total other indirect emissions of CO2 - under Scope 3 GRI	kg	70,372,715	90%	10%

2016 v. 2015		(10)%	(8)%	(28)%

2016 v. 2014		(10)%	(9)%	(21)%

Total CO2 emissions	kg	985,823,334	93%	7%

2016 v. 2015		210%	295%	(23)%

2016 v. 2014		228%	317%	(18)%

(*)	The equivalent CO2 emissions of the hydrochlorofluorocarbons (HCFC) and hydrofluorocarbons (HFC) are determined by reference to specific Global Warming Potential (GWP) parameters for the two gases: the index is based on a relative scale that compares the gas considered with an equal mass of carbon dioxide with a GWP of 1. The GWP of HCFC used was 1,780 and that of HFC was 1,300.
(**)	In determining the impact of home-work commuting, reference is made to statistical data produced on the company’s personnel.
(***)	Emissions due to air travel were calculated by the study and research centre of American Express (the Travel Agency used by TIM) supported by DEFRA (Department of Environment, Food and Rural Affairs of the United Kingdom) based on the number of journeys actually made, subdivided by the duration of each individual journey (short, medium or long).
(****)	The calculation of the emissions for train journeys relates to Italy, and for S.p.A. only, and was taken from reports by LifeGate (used solely to determine Rail CO2). The emission factors refer to means of transport designed to transport passengers and derive from two main sources: 1. Yearly Report on environmental emissions associated with transport calculated annually by the National Institute for Environmental Protection and Research (Istituto Superiore per la Protezione e la Ricerca Ambientale - ISPRA); 2. Ecoinvent Database version 2.2; the emission factors were calculated using the characterization factors issued by the International Panel of Climate Change (IPCC) in 2007.

The emissions produced by purchasing electricity from mixed sources (Scope 2) increased significantly in 2016 compared to the two previous years. As already mentioned, this is a result of the decision not to invest in Italy, in acquiring guarantees of origin, which certify the electricity produced by renewable sources, unlike in the previous two years, but rather in energy efficiency measures which concerned the network infrastructure and company offices.

Water

Water consumption

	Group breakdown by Business Unit (%) and % variation compared to the previous 2 years
			Group	Domestic	Brazil
Consumption of water drawn from artesian wells	m	[3]	25,000	100%	0%

Consumption of water provided by water supply companies	m	[3]	3,875,353	96%	4%

Consumption of water drawn from other sources	m	[3]	36,823	0%	100%

Total water consumption	m	[3]	3,937,176	95%	5%

2016 v. 2015			(31)%	(32)%	(2)%

2016 v. 2014			(18)%	(17)%	(24)%

In general water consumption tends to reduce thanks to targeted management and awareness-raising actions.

Paper

Paper for office use

	Group breakdown by Business Unit (%) and % variation compared to the previous 2 years
		Group	Domestic	Brazil
Non-recycled and non-certified paper purchased	kg	10,700	100%	0%

Recycled paper purchased	kg	2,017	40%	60%

FSC certified paper purchased	kg	167,033	87%	13%

Total paper purchased	kg	179,750	87%	13%

2016 v. 2015		(37)%	(37)%	(40)%

2016 v. 2014		(49)%	(49)%	(48)%

Total paper purchased	kg	2,844,702	72%	28%

2016 v. 2015		(30)%	23%	(67)%

2016 v. 2014		(26)%	56%	(68)%

Purchases of paper for office and commercial use (telephone bills) continue to be directed at product types that meet the highest environmental standards based on the responsible management of forests according to the Forest Stewardship Council requirements (FSC, see www.fsc.org).

The reduction in paper consumption for office use shown in the following table is in line with a historical trend resulting from work done to raise awareness about the responsible use of paper in the workplace and rationalisation of energy use through the “printing on demand” project, which provides for the use of shared high performance printers and printing methods that save energy and consumables. Moreover, towards the end of 2015, TIM was involved in Olivetti’s Cloud Printing project to deal with the need for the technological renewal of printing equipment, with the aim of optimizing printing processes and as a result reducing the costs. The new printing equipment has high energy efficiency and reduced environmental impact.

Activities continued with the aim of achieving overall reductions in the use of paper for business purposes, including the promotion among customers of electronic invoices and statements.

Waste

The data shown in the table refer to the quantity of waste consigned23 and recorded by law24.

Waste consigned

	Group breakdown by Business Unit (%) and % variation compared to the previous 2 years
		Group	Domestic	Brazil
Hazardous waste	kg	3,576,468	98%	2%

Non-hazardous waste	kg	9,142,157	95%	5%

Total waste consigned(*)	kg	12,718,625	96%	4%

2016 v. 2015		(26)%	(25)%	(30)%

2016 v. 2014		(3)%	(4)%	31%

Waste sent for recycling or recovery	kg	12,235,314	99%	1%

% waste sent for recycling or recovery		96%	99%	27%

(*)	The data does not include the Domestic BU telephone poles because these are not disposed of as ordinary waste but under the framework agreement signed in 2003 with the Ministry of the Environment, the Ministry of Production Activities and the production and recovery companies, subject to the favourable opinion of the conference of State-Regions-Autonomous Provinces. In 2016, TIM decommissioned 130,258 poles weighing a total of 10,420,640 kg.

Waste data varies over time according to the quantities and types delivered to the companies contracted to treat it. The most important item of data for TIM’s purposes is the ratio between waste produced and consigned for recycling/recovery, which reached a significant level.

Ministerial Decree No. 65 of March 8, 2010 (published in the Gazzetta Ufficiale on May 10, 2010) implemented the collection of Waste Electrical and Electronic Equipment (WEEE) by all TIM sales channels as of June 18, 2010, resulting in the company’s registration as a “distributor” in the national Register of environmental managers.

TIM has entered into contracts with companies specialised in handling used, faulty and end-of-life products, with the aim of reclaiming components and raw materials and at the same time obtaining tangible economic benefits deriving from their recovery.

In 2016 the various management activities allowed logistics and network products (58,386 items) and commercial logistics products (119,367 items) to be regenerated, components and raw materials (458,185 items, almost exclusively of fixed telephony) to be sent for recovery and used products (67.786 items, almost exclusively of mobile telephony) to be resold.

In Brazil TIM collects and manages mobile terminals, batteries and accessories at its shops through the Recarregue o Planeta (Recharge the Planet) programme. In 2016, a total of 961 kg was collected and sent for recovery/recycling or disposed of in compliance with current legislation.

This activity has a dual purpose: contributing to a reduction in WEEE produced while at the same time generating a financial benefit resulting from the difference between the cost that would be incurred for the purchase of new equipment and the cost of regeneration.

Electromagnetic emissions

The actions of the Group on the subject of electromagnetic emissions are essentially:

•	careful management of its equipment during its entire life cycle and in compliance with current regulations and internal standards of efficiency and safety;

•	deployment of, and constant research into, the latest technological instruments for checks and controls.

Systematic monitoring of the levels of electromagnetic emissions in installations aims to ensure that legal limits are respected and high safety standards are maintained for workers and the general population. According to the checks carried out in Italy, the electromagnetic emissions generated are well within legal limits.

As part of the certification of mobile phones sold on the market under the TIM brand, TILab performs tests on all technologically innovative products to check the SAR (Specific Absorption Rate) declared by suppliers. This parameter estimates the quantity of electromagnetic energy per unit of body mass absorbed by the human body in the event of exposure to the electromagnetic field generated by telephones and other mobile devices. TIM certifies and sells through its sales network only mobile devices with a SAR value lower than the limit set by European legislation. In determining this conformity TIM complies with the instructions given in the ICNIRP (International Commission on Non-Ionizing Radiation Protection) guidelines and subsequent declarations of conformity25. This qualification, which is carried out during the pre-marketing stage, when TIM does not often have the SAR value declared by the supplier, makes the test more valuable than a simple quality control check.

[23]	By “waste consigned” is meant waste delivered to carriers for recycling or reclamation or disposal.
[24]	Slight variations compared to the situation on December 31 may occur until the following March 30, because the source of the data is the records of waste loaded and unloaded, which are consolidated once the actual weight at destination has been verified. The information is supplied to the producer of the waste within 3 months of consignment, which is the reason for the potential variations in the data.
[25]	Guidelines for Limiting Exposure to Time-Varying Electric, Magnetic, and Electromagnetic Fields (up to 300 GHz). Health Physics 74 (4): 494-522; 1998; Statement on the “Guidelines for limiting exposure to time-varying electric, magnetic and electromagnetic fields (up to 300 GHz)”. Health Physics 97(3):257-259; 2009.

As part of the SAR evaluations, tests on mobile devices placed near to the human body were also carried out in 2016. SAR measurements were taken for seventeen new “smartphone” models using 2G-3G technology and five new technologically innovative 3G/WiFi/LTE tablet models.

The results confirmed compliance with the limit set in the European Regulations for all devices subject to testing. Joint activities are also taking place with a number of ARPAs (regional environmental protection agencies) to assess the electromagnetic fields generated by RBSs, considering the actual power transmitted based on traffic and power control mechanisms, in accordance with changes to the Prime Ministerial Decree of 8/7/2003 contained in the Decree Law on Growth 179/2012. Similar attention is paid to the emissions from mobile devices using the frequency bands operated by TIM.

In Brazil the non-ionising radiation emitted by the radio base stations of TIM Brasil are fully within the parameters dictated by the World Health Organization and adopted by ANATEL. All the radio base stations of TIM Brasil have a license to operate issued by ANATEL.

DIGITAL CULTURE

Alongside its infrastructure project, TIM has promoted various initiatives to improve digital literacy, the technological equipment used by the population and the use of services that make the most of the potential of the Internet.

For this purpose, TIM has used a variety of strategies (from conferences to field trials and financing start-ups) in order to explore and promote the potential applications of digital technology in many areas of social and economic interest: schools, services provided to citizens by Public Administration, applications aimed at people with disabilities, innovative solutions targeted at businesses, industrial areas, cities.

One example of these is sponsored initiatives aimed at increasing awareness of solutions designed to improve the efficiency of public administration processes: from electronic invoicing to graphometric signatures, from digital identity services to administrative and health certification. E-government may also reduce the cost of bureaucracy. It is not surprising that the EC has identified the launch of E-government Services as one of the main objectives in the implementation of the Digital Agenda.

Digital Culture Projects

As described above, digital skills have a crucial role to play in our society and have been one of the key factors in allowing economies to achieve a competitive advantage over the past twenty years, as shown by much of the work carried out by the OECD or promoted by the European Commission. The fundamental problem is that students today are “digital natives” who were born and raised with the new technologies, while schools educating them are far behind in the use of technologies and multimedia teaching tools.

The digital divide between those who effectively have access to the new information technologies and those who are excluded unfortunately continues to be wide even in school environments, indicating a concerning disparity between current teaching and learning methods. The most obvious effect of this situation is that traditional teaching systems are becoming more and more incapable of attracting young people who are used to looking beyond textbooks and are fascinated by whatever allows them to communicate directly with the topic in hand.

Education that uses the new technologies, combining them with traditional methods, provides teachers and students with the instruments that can pave the way to innovation, necessary for social and technological development in this 21st century.

ICT companies offer instruments for work, sharing and cooperation, allowing teachers to “provide education” in an integrated manner while enhancing the skills required for independent learning. In this context, the support that TIM can provide towards ensuring the evolution of Italian schools is clear and evident.

TIM is participating, as the Founding Sponsor partner, in Programme the Future, a MIUR initiative that favours the introduction of computational thought and coding in the educational programmes of schools of all levels. The project is implemented by CINI (Consorzio Interuniversitario Nazionale per Informatica - National Inter-University Consortium for Information Technology) and the Company supports all the activities in three ways: economic support, communication and company volunteering, with over 400 voluntary employees offering collaboration and tutoring to teachers and students. Alongside this project, the TIM4Coding initiative promotes the teaching of the “Coding Hour” in schools as well as at TIM#Wcap accelerators, contributing to training the professionals of the future, including through collaboration with TIM ambassadors. Furthermore, in 2016 TIM launched the Digital Learning with TIM project in collaboration with the Ministry of Education, Universities and Research (MIUR) to bring teachers closer to the digital world and its instruments, offering them an all-encompassing vision of the technological applications that add value and new opportunities to the teaching profession. This is a two year project that involves teachers from schools of all types and levels in 18 Italian regions. In Lazio, which was the first region included at the beginning of the 2016-2017 school year, the initiative involved approximately 500 teachers. Digital education is also provided in environments and by means which are not necessarily connected to the school system, precisely in order to attract a broader and more diverse audience. This is why TIM produced Start! in 2016. This is a television programme that tells how digital and innovation can make a real contribution to improving people’s lives. A factual entertainment programme presented by Francesco Mandelli and Federico Russo over 10 shows that were broadcast on Rai 2, allowing viewers to discover many innovative and useful startups. This first edition of the program was very successful with the public, with more than 600k viewers per week and an average share of 6.4%. Internet safety is promoted through participation in various associations such as the ICT Coalition for children online, which includes 25 ICT26 companies for the exchange of best practices between companies and the development of policies and solutions to ensure that children can use internet in a secure environment. In 2016, the general principles of the association were updated. The ICT Coalition organizes a biannual forum, attended by the most significant European and international companies and institutions, certain NGOs and other interest groups. In addition to the ICT coalition, the Group participates actively in the meetings and work of the Alliance to better protect minors online, a platform launched by the European Commission which works with the main players and representatives of the digital sector for the compilation of a code of conduct. The initiative was launched in September and will conclude its first phase in February 2017 with the signing of the statement of purpose, a type of declaration of intent that will be signed by the companies that participated in the work.

Covering these same issues, the CSV Department has launched the Navigare Sicuri [Surf safe] project, a digital platform (app and website) which is structured along 3 macro areas: a children’s section which aims to make the very young (ages 8-12) aware of digital risks while conveying the ten rules to follow when using internet in a playful and appealing way; a section for parents, aiming to make them aware of the dangers of the web based on the FOSI27 recommendations and a section for teachers.

#TIMgirlsHackathon28 aims to help to close the gender gap in the scientific culture. A marathon lasting around 7 hours to introduce school girls to coding. The challenge is to create a real app on a pre-established topic in one day and without any expertise. A training day outside the classroom in a stimulating and challenging environment where there is the opportunity to meet exceptional mentors, a tribute to female leadership that has been able to tear down prejudices and cultural constraints. The topic of #TIMgirlsHackathon was cyber bullying and the informed use of the web. The digital culture is also the scope of projects aimed at bringing high quality cultural content and digital languages together, making the most of the interaction opportunities offered by the Web. In so doing, the Company is asserting itself as an innovative partner in the Italian cultural and artistic world, assuming a role recognised by stakeholders who work alongside it in the various cultural sectors in which digital dissemination initiatives are run.

The partnership with Accademia Nazionale di Santa Cecilia takes the form of the PappanoinWeb project. Conceived for the purpose of bringing great classical music to the Internet audiences. The initiative reached its sixth edition in 2016 and was enriched this year by the WebArena experience, which consists of a space that has been technologically equipped by the company inside the concert hall, dedicated to young people under the age of 30 who are free to connect in order to share photographs, videos, emotions and actual experiences. Over the six years of the programme, the concerts offered have been watched by over 200,000 users in streaming on telecomitalia.com/pappanoinweb, thanks to the listening guides, exclusive interviews and the opportunities to interact with expert musicologists at the Accademia during direct broadcasts. Two big open air rehearsal also allowed more than 3,000 colleagues to experience the excitement backstage, with the protagonists, and to view the real difficulties of high level musical performances.

As part of the “storytelling & performing arts,” note the partnership with Scuola Holden of Turin, founded by Alessandro Baricco, which tests new ways of teaching and sharing ideas, knowledge, and creativity through digital technology. The Web becomes a vehicle for providing lessons with great masters and

[26]	Including, besides TIM, also Vodafone, Orange, Telefonica, Google, Twitter, and Facebook
[27]	Family Online Safety Institute – www.fosi.org
[28]

The term stems from a combination of the two terms hack and marathon, starting with the IT virtuosity promoted by hackers; it is an event attended, for various reasons, by experts of different IT sectors and the purposes, in addition to technical objectives, may include educational and social objectives.

special events happening in the school. The collaboration which reached its third year in 2016 has allowed a pioneering multimedia laboratory to be set up inside the school, and it also supports, with a working group comprised of the best students, the communication of some of the Group’s sustainability projects.On the Brazilian front, the social investment strategy implemented by Tim Participações aims to promote the social inclusion of disadvantaged groups in Brazilian society, particularly children and teenagers, by running education programmes that support the corporate “without borders” concept even in the social sphere. In 2013, the TIM Institute was founded with the aim of defining strategies and providing resources for the dissemination of science and innovation to support the development of the community in Brazil, particularly by means of mobile technology.

Four areas of activity were identified in which to develop projects:

•	education/teaching

•	application

•	work

•	social inclusion

Further information is available in the Sustainability Report of Tim Participações.

TIM PEOPLE

TIM people: concise figures

A summary of the numbers relating to the Group people can be seen in the table below:

(units)	31.12.2016	31.12.2015	Changes
Italy	51,122	52,554	(1,432)

Abroad	10,103	13,310	(3,207)

Total personnel on payroll	61,225	65,864	(4,639)

Agency contract workers	4	3	1

Total personnel	61,229	65,867	(4,638)

Non-current assets held for sale - abroad	—	16,228	(16,228)

Total	61,229	82,095	(20,866)

Excluding personnel concerned with non-current assets held for sale (Telecom Argentina Group) and agency contract workers, the Group’s workforce has decreased by 4,639 units compared to December 31, 2015.

These changes are due to:

•	entry into the scope of consolidation of the company Noverca (24 people);

•	net turnover (net of changes to scope) down by 4,663 units, as detailed below by individual Business Unit:

(units)	Recruited	Departed	Net change
Domestic	628	2,082	(1,454)

Brazil	1,920	5,113	(3,193)

Other activities	39	55	(16)

Turnover	2,587	7,250	(4,663)

The people in the Group, net of those relating to “Non-current assets held for sale” and agency contract workers, can be broken down in various ways:

TIM Group: Distribution by professional category

TIM Group: Distribution by academic qualification

Distribution of employees and new employees by geographic area

	Distribution of Group employees by geographical area
(units)	31.12.2016	31.12.2015	31.12.2014	Change (16/15)
Italy	51,122	52,554	52,878	(1,432)

Abroad	10,103	13,310	13,138	(3,207)

Total	61,225	65,864	66,016	(4,639)

	Distribution of Intakes of the Group employees by geographical area
(units)	31.12.2016	31.12.2015	31.12.2014	Change (16/15)
Italy	378	325	575	53

Abroad	1,939	3,946	5,224	(2,007)

Total	2,317	4,271	5,799	(1,954)

Gender balance

In 2016, the distribution of men and women was the following:

(units) Distribution of men and women	31.12.2016	31.12.2015	Changes
Men	39,393	41,725	(2,332)

Women	21,832	24,139	(2,307)

Total	61,225	65,864	(4,639)

In 2016, the percentage of women in the Group was 35.7%; women holding senior management positions approximately 16.3% while, in middle management, the proportion of the total was 26.7% of the respective professional categories.

People Caring

TIM believes that being an inclusive Company, one that is able to take care of its people, to create solutions that put everyone in a position to give the best of themselves, is the basis for economic and social sustainability. It has therefore developed a number of initiatives that allow a better work-life balance to be achieved. In 2016, the initiatives related to different areas of activity with the aim of:

•	improving the balance between working life and free time, supporting employees and their families in their requirements;

•	contributing towards volunteering initiatives taken by employees;

•	promoting diversity in the workplace;

•	promoting psychological and physical well-being.

Development

The new skills model

Consistent with the Company’s strategic re-orientation, a new skills framework was established in the first half of the year that applies to all development systems (Recruiting, Performance Management, Evaluation of Potential, Job Mobility) and helps identify and reward people who best fulfil the characteristics based on the current organizational and business context.

Development Model

Through the integration of all the assessment processes the development model aims to ensure accurate knowledge of people in order to create individual development plans fine-tuned to the characteristics of each person and aimed at managerial and professional improvement and growth. The development model is based on the skills model and takes account of the Business Strategy objectives, in order to improve the contribution of people to the business needs and challenges.

The model consists of the following processes:

•	Recruiting and selection: in February 2016 the new Recruitment and Selection procedure was issued, aimed at integrating the processes for the internal and external scouting of professional and managerial skills. Again as part of the re-engineering of the process, in March the Recruiting module was issued on the new HR platform, called PeoplePlace. Over time the platform will enable the management of all the selection, development and training processes of the People in the company.

•	External Recruiting: during the first few months of 2016, the skills requirement determined by the 2015 Plan was satisfied by hiring 32 recent graduates/professional apprentices, selected from 330 candidates.

•	Internal Recruiting: 42 professional profile searches were started and completed via job posting, for which 780 applications were submitted.

•	Onboarding programmes: these programmes are intended to provide new recruits with the tools to optimise their speed of response. In May, an onboarding training process was launched for 76 colleagues newly hired between late 2015 and May 2016, and in October a second modular onboarding process was launched for a further 27 colleagues.

•	Performance management: The process involves the evaluation of the goals and behaviour of the entire workforce (managers, professionals and employees) and is divided into four phases (assignment of objectives, evaluation, feedback, development plans). The Performance Management 2015 process was concluded in the first quarter of 2016. It involved the entire Domestic Business Unit (approximately 50,000 people): 99.8% of these people were evaluated by their direct superior, 99% of them declared that they received feedback from their superior and 91.3% of the people who were entitled received a post performance development plan for 2015 (including the managers). On 14th September, a Performance Management 2016 process was launched with the assignment of objectives and was completed in December.

•	Individual development plans: an analysis and data processing system was designed, the Playbook, which, based on the results of the performance management supports managers in defining an individual development plan for each collaborator comprised of training initiatives, in-the-field actions and job rotation. The development plant assignment process was launched in July and completed at the end of October. In total, 32,392 plans were assigned (out of a target of 35,552 potential recipients), including 1,057 managerial plans (out of a total of 1,387 potential managerial plan recipients).

•	Managerial development: consists of a series of processes and plans (assessment of potential; appointment to executive grade; succession planning; managerial leadership development plans) for identifying and rewarding the existing and future managerial assets of the Company.

Furthermore, the design of two new development processes is nearing completion:

•	Knowledge Review, with the dual aim of mapping the technical skills existing in the Company and identifying the “knowledge holders”, i.e. people with critical skills. Following this verification process, individual development plans will be drawn up to enhance professional leadership;

•	Motivation Review, which measures individual motivation based on aspects that are less conditioned by external factors - related to the environment - and therefore more stable over time. It is based on ad-hoc tools validated by testing within the Group.

In Brazil

In 2016 four main programmes were implemented in TIM Brasil which had a great impact on people, in coherence with the organizational changes and the competitive positioning on the market:

•	Skills Model: after having defined the new strategic plan, TIM Brasil adopted the same Skills Model as the Group, focused on a process of selecting the people most geared towards meeting the company requirements. This model will guide all HR processes.

•	Performance evaluation: in 2016, a change was made to the evaluation scale, which now consists of 7 points, as indicated by TIM. This should bring benefits including a standardisation of the curve and a better distribution of results.

•	Career paths: the Career Workshop programme continued in 2016 to promote personal reflection and encourage involvement and commitment to Career Management, to raise awareness and promote a proactive attitude in individuals, with a view to building a career and an Individual Development Plan.

•	Culture: in 2016, we undertook a number of actions with tier 2 subordinates involving group coaching sessions to deal with management issues that are consistent with the level of maturity of the team.

Training

Since it was launched in the first half of 2016, the TIM Academy (corporate university) has consolidated its role, developing an innovative approach to learning and sharing know-how, supporting the digital transformation process and the changes taking place in the company.

In summary, the TIM Academy offers programmes, courses and training, in classroom settings, online or on-the-job ; it promotes the sharing of know-how and skills through communities, workshops, seminars and think tanks, with qualified national and international teachers and endorsers; it designs and delivers new digital learning formats: web-based training, videos, webinars, virtual learning, and a multidevice catalogue of training solutions that are always available and accessible.

The training activities are split into four macro-categories:

•	management education;

•	development of role-based and specialized skills, and new capabilities;

•	development and empowerment;

•	institutional and corporate culture.

For each of the above mentioned areas the main activities carried out in 2016 are set out below.

Management education

Managerial training is essential for determining the corporate strategy and technological and organizational change processes. There are two strands to this training:

•	“SALP - Social Action Learning Program”: the objectives of the training course are learning, collaboration and the generation of ideas. In 2016, it involved around 400 managers who, subdivided into competing teams, held discussions on the challenges faced the business, using digital and social working methods, with the aim of proposing innovative project to implement in the Company;

•	“Online library”: which allows all managers to benefit from videos, webinars and materials from national and international speakers on business, finance, technology and leadership topics. In 2016, around 1,400 managers made use of the training content in the online Library.

Development of role-based and specialized skills, and new capabilities

Training to develop role-based and specialized skills as well as new capabilities is essential for the implementation of the strategic drivers, and therefore occupies a central role in the Group’s training investments plan. These are the initiatives for 2016:

•	“Single Front End”: the training accompanied the complex transformation of the Front End in the Network context, ensuring the operating effectiveness of people also by measuring the effectiveness of the training itself;

•	“Skill improvement of Open Access On-Field Engineers”: the Skill Assessment project, aimed at improving the effectiveness and efficiency of the work force, was launched as a pilot in September 2015, involving the whole population of around 9,000 on-field engineers from January to June 2016. The plan was implemented in 8 campaigns of 3 days each, at 59 sites across the whole country. Participants took a test on the technical knowledge required for their role. The level of participation was 99.3%. In 2017, blended training will be provided29 to remedy the problems identified during the evaluation;

•	“Line Digital Educator”: the project, arising from Open Access’ need to train 92 line trainers to improve the skills of the in-the-field technicians was also extended to other departments involving Technology and Health, Safety & Environment colleagues;

•	“Induction training”: induction programme for people coming from the external market or from companies of the Group;

•	“Maintenance and Development of corporate Certifications”: measures to enable participation in tenders and contracts in the private, Central and Local Public Administration sectors;

•	“Fixed and Mobile Telecommunications”: 200 induction training colleagues, plus 30 from the specialised “TIM Personal Consultant” JobCenter path, benefited from online courses on network architecturs and the latest TLC technologies, provided with the help of video, animations and exercised;

•	“Evolution of mobile networks towards LTE-A and 5G”: a blended training path for around 50 Technology colleagues, designed and implemented entirely by the TIM Academy Faculty, with the aim of enhancing and sharing the Group’s distinctive skills in the field of mobile radio technologies;

•	“Digital BSS consumer business and caring”: commercial training plans intended to ensure the continuous updating specialised skills needed for the post held, with a particular focus on the technical knowledge required by the business and consumer offer, customer management processes and evolutionary sales channel and digital marketing models.

Development and empowerment

This type of Education allows people to enhance their capacities in relation to the evolution of the skills required by the business and by the organizational context.

•	“English@TIM”: language training guidelines were revised in 2016. Digital technologies have allowed English language courses to be made available to all employees. The online language learning platform allows a personalised English course to be put together, using the many items of content available: video, audio and articles about business and general topics in English; exercises, tests and in-depth study sections for each of the items of content used. The platform also provides opportunities to take part in virtual classes, available 24 hours a day, 7 days a week, with teachers connected by video. For proven business requirements, individual blended training paths have also been activated for different levels of knowledge of the English language;

•	“Leadership and Performance Management Model”: course intended for everyone in the Group and organised into different activities aimed at developing the culture needed to guide the behaviour the Group’s employees. The courses have involved around 35,000 people;

•	“Smart Working”: training course aimed at strengthening people’s awareness of the change process generated by the Smart Working project as well as developing the skills based on new cultural models and new working methods;

•	“Talent In Action”: development and training project aimed at a specific segment of the population of about 1,000 people, which provides for the definition of individual action plans, based on an articulated training offer including around 80 different initiatives, designed according to the needs of the individual.

[29]	In educational research blended learning refers to a mix different learning environments.

Institutional and corporate culture

This training aims at supporting the transformation of the organization culture in line with the evolution of the social, environmental and economic context and at disseminating knowledge of the content required by the legal formalities.

The training initiatives promoted by the following functions and departments are included as part of this activity: Compliance (aimed at increasing knowledge and respect for the Group’s value, improving the skills in processes and procedures, as well as in the methodologies and the tools used), Health, Safety & Environment (aimed at ensuring compliance with the reference regulations on Safety in the workplace), and Regulatory and Equivalence (for topics relating to the Antitrust and Equivalence).

Moreover, the following activities were carried out:

•	“Compliance Day”: the Compliance department has organized study days on Compliance issues for specific company departments.

•	“Inside Information - Rights Management Services Training”: digital module regarding the handling of inside information The course explains how to use the “Microsoft - Rights Management Services” application and illustrates the “Compliance requirements for the processing of inside information” procedure;

•	“Antitrust”: a blended course, online and in the classroom, has been created with the aim of making employees aware of the correct application of the Antitrust regulations in the different operational departments of the company to ensure the maximum dissemination and awareness of the penalty and compensation risks above all for the departments that carry out sensitive activities. As the availability of the online module ended in 2015, around 50 classroom sessions were held in 2016 involving approximately 3,100 people. Using the mock cases, 30 participants gain awareness of all the parties involved in anti-trust issues, the Code of Ethics and Conduct, and the Code of Anti-trust Conduct adopted by the Company. At the end of the process, once the learning assessment test has been passed with 100% of answers correct, each participant is awarded an “open badge” to certify the knowledge gained;

•	“The New Equivalence Model”: the training aims to raise awareness of the need to pay greater attention to equal treatment, the central importance of Wholesale customers, focus on process knowledge and on respect for operational procedures. Work has been done in particular on the Delivery and Assurance core processes and a “digital” training path has been implemented, aimed in particular at Open Access on-field and online engineers, to support change, with the intention of strengthening the culture of equivalence and test operational conduct that is in keeping with the new processes, with full symmetry between Wholesale and Retail;

•	“Safety”: as regards the obligations involved in the implementation of company prevention and protection measures deriving from current regulations, a series of training paths were provided in keeping with previous years aimed at ensuring the protection of all professionals that make use of the workplaces of the Group. All employees were involved in the compulsory safety modules.

The Job Center

In accordance with the company’s decision to enhance and develop internal skills to respond to the constant challenges imposed by business transformation, the Job Center was created to:

•	reassign people currently involved in support activities to activities with a direct impact on the business and customers;

•	professionally qualify people to be re-employed in activities previously entrusted to outside companies and now brought back in-house, while ensuring the protection of employment;

•	support people through the diversification process, involving them in specialised training processes defined in the context of the TIM Academy.

The Job Center is a professional opportunity which allows the Company to open up to the market more effectively and efficiently, with energy, skills and professionalism, while also allowing people to keep their professional profile constantly updated.As of 31 December 2016, over 1,000 people were involved, around 72% of whom took part in and completed the crossover training course dedicated to gaining digital skills.

[30]	Hypothetical cases

Training in Brazil

In Brazil, all new employees take part in courses focused on key issues for TIM, such as ethics, sustainability, environmental policies, safety, the skills model, technical training and anti-corruption policies. The latter is already in keeping with the skills disseminated throughout the Group.

Knowledge Management

In 2016 the deployment of Group’s Knowledge Management Model, which was launched in the early months of 2015 was strengthened and improved. The application of the knowledge management model during the pilot phase last year has allowed a culture of sharing to be promoted and disseminated, internal and external relationship networks to be created, knowledge to be exchanged and ideas to be generated, with the aim of fostering the Group’s innovation processes.

The model guided the creation of a platform that ensures and supports:

•	capitalization, the transmission and development of people knowledge,

•	research and innovation,

•	competitiveness on the markets.

In particular, the model consists of a learning matrix, a governance system, a support team and a set of social cooperation tools, which make it easier to acquire new knowledge, disseminate best practices, share experiences and learning.

Moreover, at the same time as the launch of the TIM Academy’s technological platform, a social collaboration area was opened for training courses that allow teachers and participants of the individual courses to share knowledge generated in the classrooms: materials, content and conversations on the topics covered in the training. This space will include interaction with participants external to the company who make up part of the ecosystem of business processes (e.g. retail partners, external contact centres, PhD students, etc.).

Since June 2016, working with the Internal Identity department, TIM Smart Corners have been launched. These short informal meetings take place in the company and allow expert colleagues voluntarily to share their professional knowledge, with the aim of sharing and disseminating knowledge about the business, trying new forms of learning and fostering networking in the company.

The New Capabilities Observatory is currently being set up to identify emerging trends and new skills with a high business potential, benefiting from the contribution of various “observation hubs”, both within the Group and outside, such as partnerships with universities, research organisations and internal innovation centres. Both are privileged stakeholders of the Observatory, which acts as an integrator and point of contact within the wider knowledge ecosystem. In this context, the Pioneers Community was set up in October 2016, consisting of colleagues identified as knowledge “pioneers” in their field of expertise: a social media space for discussion and in-depth analysis dedicated to scouting for new skills and updating the specialised know-how of jobs and professions. The Community also acts as transmission belt for new know-how within the TIM Academy, to ensure innovative training that reflects the emerging challenges of new business activities and facilitate the constant renewal of professional profiles.

Collaborations with schools and universities

In 2016, the Company renewed its relationship model with the main stakeholders in the academic world, schools and institutional and social organisations, with the aim of further facilitating innovation and disseminating digital culture. Partnerships were therefore established and consolidated to generate value in the short to medium term, making its know-how available for the development and training of young people.

These partnerships were established through the following main initiatives:

•	cooperation with secondary schools, as part of the Network Scuola Impresa project, set up in 2009 with the aim of creating a structured relationship with secondary schools, particularly in order to make the most of internal skills, get in touch with young people across the country and promote the company’s image. Particularly in the context of work-related learning, TIM has signed up to an experimental project run by Assolombarda called Alternanza Licei – Imprese TLC, which aims to test a model that combines the objectives of schools with those of companies;

•	financing of scholarships to help young engineering and economics graduates achieve a postgraduate qualification: from 2011 to 2016, 166 doctorate scholarships (PhD) have been assigned for the development of specific research projects of interest to the company, the subjects of which range from cloud computing to geomarketing, from big data to e-health, from LTE to robotics, including issues related to web law and economics. For the three-year period 2017-2019m a further 6 doctorate scholarships (23rd cycle) are currently being activated.

•	participation in the “PHD ITalents” pilot project managed by Fondazione CRUI[31] on the instructions of the Ministry of Education and in partnership with Confindustria for the placement of research doctors in companies;

•	funding of 10 scholarships for deserving engineering degree students, primarily from southern Italy, for each of the two-year programmes delivered by CONSEL- Consorzio Elis to develop ICT skills;

•	collaboration in post-university study courses through 4 master’s programmes related to our business;

•	the sponsorship of the “TIM Chair in Market Innovation”, at Milan’s Bocconi University, concluded in 2016;

•	initiatives to disseminate sources of cutting-edge knowledge on the topic of digital transformation with the purpose of transferring knowledge aimed at supporting digital transformation and evolution, fostering the monitoring of new capabilities through participation and sharing events, think tanks with other companies, meetings with experts, and the dissemination of research on the topic. A significant agreement was reached with the POLIMI Business School for use of the cutting-edge content on the subject of digital transformation available on the Osservatori.net website of the MIP;

•	involvement in the drafting of the “Osservatorio Università-Imprese” Report on dialogue and cooperation between Universities and Businesses, organised by the Fondazione CRUI, an important player in our ecosystem.

The partnerships activated act in synergy with the Employer Branding activities, contributing to positioning the Group among the Top 20 Best Employers of Choice in Italy (14th place).

During the year, TIM also participated in 20 meetings at Universities and Schools, meeting over 5,000 students, degree students and recent graduates and getting some of the over 200 Employer Brand Ambassadors, young colleagues, involved with the staff. 35 training apprenticeships were launched from the beginning of 2016 onwards.

Finally, once again in 2016, all BU Domestic employees had access to the online course on respecting Human Rights, linked to the publication of the Group’s Human Rights Policy; the same course is currently being extended to employees of the Brazil BU in their local language.

In 2016, in Brazil, the training mainly concerned compliance with the Code of Ethics and 231 Organisational Model, rules relating to health and safety at work and privacy matters.

TIM confirms its commitment to the cultural transformation process, launching training paths on the themes of Diversity (see dedicated paragraph in the People Caring section of this chapter).

In Brazil all new recruits are required to attend training courses on company-wide issues, such as ethics, sustainability and environmental policies. In 2016 as well, basic training and refresher courses were also carried out dedicated to Sales and Call Centre staff.

More than 1.8 million hours of training were carried out in the Group in 2016. More than 90% of participating participated in at least one training session.

Summary data of the training provided by the Group is shown below, by professional category.

2016	Hours		Participation[32]	Participants	Coverage[33]
	Totals	Per head
Total	1,823,553	29.78	505,888	57,591	94.1

Senior Managers	27,874	36.06	3,817	745	96.4

Middle Managers	87,474	18.90	23,515	4,266	92.2

Office Staff/Workers	1,708,205	30.60	478,556	52,580	94.2

Internal communication

In 2016, given the constantly changing operational context, internal communication undertook a process guided by two fundamental principles:

•	the conversion of traditional channels into more innovative, Web-centric, ways of fostering two-way communication, promoting the exchange of ideas, dialogue and discussion between members of the corporate community. The guiding criterion is the engagement of people, so as to be able to count on their energy and motivation;

[31]	CRUI acronym: Conferenza dei Rettori delle Università Italiane [Conference of Italian University Rectors]
[32]	shows the overall number of participation in training sessions, in the various forms provided (classroom, online, training on the job).
[33]	Coverage refers to the percentage of participants compared to the total, i.e. the % of human resources who took part in at least one training session compared to the total number of human resources in each individual category (senior managers, middle managers, office workers).

•	the “narration” of the company’s actions and activities, supporting the dissemination of information in a clear, direct, simple and widespread way, through ad-hoc communication plans for each project.

Here are some examples of the initiatives undertaken:

•	communication of the strategy: production of videos and publications in which the Chairman and CEO clarify the Company’s strategic actions, inform people of future steps, reassuring them about the strength and consistency of the actions taken. In addition to these, there is the series of 5 domande a [5 questions for] videos of interviews with top managers to disseminate the Company’s commercial strategy. New videos in the series are released on a monthly basis and posted on the Web TV, which can be viewed on PCs and using the App;

•	information campaigns about cross-cutting company projects, particularly development and smart working plans, with the aim of informing colleagues about initiatives that have an impact on their professional lives;

•	support for the rebranding process, with targeted internal communication actions for Italy and Brazil;

•	“Job Center” communication plan: video-storytelling, intranet publishing activities, drafting of post-interview information materials, to support the Company’s professional retraining process.

•	benchmarking of internal communication with 15 companies in various industrial sectors, with the aim of comparing ourselves to internal communication best practice;

•	strengthening of the positive tellers network, implemented through meetings and targeted actions, with the aim of supporting institutional communication with actions to disseminate shared information;

•	launch of “Idea sharing”, the internal crowdsourcing contest allowing colleagues to propose projects and win the opportunity to implement it with new resources and dedicated time;

•	launch of Web Tv, the high quality internal video channel, practical and extremely easy to use, even with a smart phone;

•	launch of the TIM People APP, the APP version of the Intranet, with the 15 most recent news items and a number of utilities for employees (viewing of clocking-in/clocking-out times, sickness notification).

In Brazil

In Brazil, 2016 saw a number of important People Caring & Communication initiatives intended to promote integration between colleagues in the workplace, promote the band and develop attention to employees in all actions and campaigns.

During the course of this year, we also set up an internal marketing communication plan and actions to introduce employees to the new TIM brand and its market positioning, allowing them to fully understand their role and contribute to this new stage in the company’s development.

Another significant moment in 2016 was to transfer of the company’s main office. This activity required new forms of communication to be devised to notify people of the various changes and the positive impact on employees in their work. The area strategy involved the creation of a specific newsletter, written in a friendly and youthful style, to mitigate the doubts and resistance of the parties involved.

Furthermore, 2016 also saw initiatives to disseminate news about the company, including Flex Office and Integrated Communication.

The People Caring & Communication Department launched a campaign to increase the company’s caring activities and flexibility, mobility and use of technology programmes, so as to directly affect the quality of life of employees, their opinions and their perception of the company.

Health and Safety

In TIM S.p.A., working activities have been classified as low and medium risk, in line with the definitions provided by the reference legislation, in accordance with the ATECO classification of the National Statistics Institute. There are no high-risk activities present in the company. No significant numbers of cases have been recorded for any occupational disease. Nor indeed are there any high-risk activities carried out in the other Group associates.

In 2016, the main areas of action in the field of health and safety at work related to planning and developing a series of information and awareness-building initiatives to strengthen safety culture in the Company. In particular, the content of a communication campaign were defined that provides for initiatives to reduce accidents, particularly by making improvements aimed at changing individual behaviour and the work process.

The project involved the creation of digital information and updating products, aimed at all employees, instructing them on how to correctly apply safety rules at work and focusing specifically on the management of fire and first aid emergencies.

Moreover, campaigns of targeted measures related to vibrations, noise, electromagnetic fields and micro-climates continued to ensure accurate monitoring of risk control measures.

In order to improve the risk assessment process, dedicated software was also introduced to determine the level of risk associated with the use of chemical substances and preparations.

Also during 2016, training continued for all employees involved in safety management, which included the continuation of safe driving courses for personnel who use company cars.

As regards strengthening awareness of health and safety matters, particularly in the supply chain, 16 checks on principal suppliers were carried out during 2016.

The drive to reduce accidents also involved the main Network contractor companies, with workshops aimed at raising awareness and discussing the operational aspects of greatest impact in accident prevention terms.

During the second half of the year, the Industrial Relations protocol between the Company and the unions was formalised, confirming the central role of the Joint Committees (Central and Local) in respect of health and safety at work.

Benchmarking activities promoted by TIM continued in 2016, with the involvement of the main Italian network companies (Enel, Poste Italiane, Ferrovie dello Stato, Terna, Anas, Autostrade per l’Italia, Vodafone, etc.), with regular meetings held to discuss matters of health and safety and workshops, organised on a rotation basis by each company, with the participation of sector experts and institutional entities. The topics discussed included measures to control and reduce accidents at work, health checks and reducing the risk of attacks in front line work.

In Brazil

At TIM Brasil, all newly hired employees receive training on health and safety. Controls are also regularly run to identify the risks and related control measures, the results of which are given in the document entitled Environmental Risk Prevention Programme. This document, which is prepared for each TIM site, is updated once a year, as established by the law.

Each year, the Internal Accident Prevention Week is held, during which employees are informed on the risks relating to the workplace and the related control measures.

TIM Brasil sites with more than 50 employees set up internal committees for the prevention of accidents at work (Cipas). There are 11 of these committees across the country. These committees are made up of employees, 50% of whom are elected by employees in roles of responsibility and the remaining 50% by employees without roles of responsibility. In company sites with fewer than 50 employees, one employee is specifically trained to follow these activities.

In TIM Brasil 27 people are involved in prevention activities.

Industrial relations

The first half of 2016 was characterised by numerous sessions of comparison of ideas and information with the trade union parties, regarding various company departments.

During these meetings, the Company and the Trade Union Representatives identified agreed solutions for the introduction of new work shifts for people working in the Fraud Operations area, which will contribute to manning the service more intensively and fulfilling the needs of the relevant customers.

Significant discussions with the trade union parties also regarded the company departments in charge of supervising the network platforms and services, as well as technical service, to establish hours of operation that were in line with the organisational changes and the desire to offer better services and quality to customers.

More specifically, for the Network department, agreements have been stipulated relating to the shifts of the newly-established “Single Front End”, which concentrated the activities up to that point assured by several territorial units, in just the two poles of Rome and Milan, with the entire baggage of competences having been recovered by means of a structured professional reconversion manoeuvre that guaranteed the re-use of all resources.

Moreover, both nationally and locally, specific agreements have been signed to allow the staff concerned to take a day’s paid leave as an alternative to the payment awarded under their contract for national holidays and patron saint days falling on a Sunday in 2016.

In June, the Company and Trade Union Organisations renewed, in signing a specific Protocol, the structure of the TIM Relations model, in order to further optimise the discussions in the area of information, consultation and negotiation, both on a national and local level.

In line with the relations model developed over time, aimed at seeking dialogue and a constructive comparison of ideas, the importance of the company office has been confirmed, as the perfect place within which to identify solutions able to accompany the organisational evolution processes, including through a greater involvement of local representatives.

The Unitary Trade Union Representatives, recently re-elected, are present in a capillary fashion throughout all regions of Italy; with the new Protocol, the basis is laid to further develop relations on a local level, seeking suitable opportunities for a decentralised discussion in order to better grasp and combine, in respect of the reciprocal roles, the specific needs and opportunities marking the various territorial contexts.

In full compliance with current legislation, the Company has completed the procedure with the union representatives involved for the merger by incorporation of Information Technology S.r.l. with TIM S.p.A., which was completed positively under an agreement between the Parties.

The merger is intended to maximise the organisational efficiency of the TIM Group by simplifying its structure and the related processes, with a resulting reduction of administrative costs and development of the traditional skills of IT resources.

In July, TIM and Federmanager RSA Dirigenti signed an agreement for the management of surplus executive staff, numbering 170, providing for them to leave the Company by 31 December 2018.

The people involved are mainly those who have gained or will have gained entitlement to any form of retirement pension by the end of 2018, or pre-retirement based on the Fornero law.

The redundancy plan was required in order to reduce costs while achieving a generational change as part of the radical reorganisation and simplification process launched by the company.

Establishing the right quality and quantity of executive staff is essential and is a precondition for future internal managerial resource enhancement and development paths.

The parties agreed to launch a joint procedure, pursuant to law 223/1991, to ensure that all the executives involved receive definite and uniform remuneration.

Furthermore, for the period of the agreement, as a waiver to the Employment Contract, the Company has granted executives who have not reached retirement age, but who voluntarily sign up to the agreement, an incentive to leave that is commensurate with their seniority and other compensations.

With this agreement, the intention of TIM and Federmanager RSA has been to identify suitable measures to lessen the social impact of the necessary adjustment of the workforce.

Brazil

The Company held several meetings with national federations (Fenattel and Fittel), which together represent 27 Italian trade unions, to negotiate the Collective Labour Agreement, specifically the social and economic aspects, including pay increases and benefits, and to negotiate the Profit Sharing Programme.

Remuneration policy

The Group remuneration policy is established in such a way as to guarantee the necessary levels of competitiveness of the company on the employment market. Competitiveness translates into supporting the strategic objectives, pursuing sustainability of results in the long-term and striking a correct balance between the unitary needs of the Group and the differentiation of the various reference markets.

The result is a remuneration structure that seeks to guarantee the correct balance between fixed and variable components, both short and long-term, alongside benefit and welfare systems with Total Rewarding in mind.

More specifically, the fixed component reflects the breadth and strategic nature of the position held and is dictated by performance in the reference markets.

The short term variable remuneration (MBO) on the other hand aims to establish a transparent link between pay and the degree of fulfilment of annual targets.

To this end, the targets are fixed according to qualitative and quantitative indicators that represent and are consistent with the strategic priorities and business plan, measured according to pre-established and objective criteria.

In 2016, the management incentives structure was simplified by reducing the number of targets.

In 2016, an MBO target was confirmed as a “gate”, which however works differently for top managers compared to the rest of the population receiving the incentive:

•	for the CEO, a failure to achieve the minimum level of the gate objective will result in a 50% cut to the target bonus on which the remaining objective values are calculated;

•	for the Chairman, as of 2016, the gate mechanism is the same as the one applied to the CEO;

•	for all other recipients, the gate will remain a condition for access to bonuses for the company macro objectives only.

The long-term variable component aimed at achieving consistency between the interests of management and those of shareholders, by sharing in the business risk, with positive effects on the 2014-2016 stock option plan, which involved the Chief Executive Officer, the Top Management and a selection of managers.

With a view to establishing a Total Compensation system, the conventional monetary tools have been joined by non-monetary ones including benefits, by extending some of them to everyone in the company.

When the current CEO, Flavio Cattaneo, was appointed on 30 March 2016, a decision was taken to introduce a new, additional bonus aimed at pursuing the aim of corporate discontinuity and turnaround. The Special Reward provides for the CEO and some of the executives selected by him, based on over-performance in some defined economic and financial KPIs, to accrue a bonus consisting of 80% shares and 20% cash.

THE COMMITMENT OF FONDAZIONE TIM

The Group is particularly attentive to the needs of the community in which it operates and implements wide-ranging initiatives and projects aimed at the social and economic development of the areas in which the Company has a presence. This is the purpose for which Fondazione Telecom Italia, now Fondazione TIM (FTIM) was established in 2008, with the mission of promoting the culture of change and digital innovation, fostering economic and social integration, communication and growth.

FTIM’s activities, which may take place both in Italy and abroad, are guided by strategic objectives, defined areas and specific criteria.

•	Strategic objectives: FTIM works to disseminate a culture of innovation, in order to promote solidarity and civil, cultural and economic development, operating in the following sectors in particular:

•	Education: innovation in teaching and education, promoting initiatives aimed at updating the technology in Italian schools and introducing radical innovations in educational methods and tools.

•	Culture and innovation: to become the point of reference for the culture of innovation through the realization of projects for the dissemination of scientific and technological knowledge.

•	Social empowerment: promoting the processes of change taking place in society through new technologies for social enterprises, to help them “do good well”.

•	Historic and artistic heritage: contributing to protecting a world-famous heritage, allowing it to be enjoyed, particularly by innovative means, to make our country ever more competitive.

•	Methods: FTIM operates with disbursements approved by the Board of Directors, which can be paid to institutions or non-profit-making organisations. Furthermore, as of 2015, FTIM has been devising and developing specific projects, particularly in the field of innovation culture.

•	Project selection and monitoring: FTIM gives preference to projects with a high technological, transformative and innovative content.

2016 activities

2016 was a very important year for FTIM, full of new initiatives.

In the Education area, a project called Curriculum Mapping came to an end. This involved the creation of a platform to plan skills-based training, based on the interdisciplinary development of knowledge, providing students with the tools required to examine reality in various respects, critically review their knowledge and pursue personalised training.

Another important initiative is the agreement signed between FTIM and the Academy of La Scala, which aims to enhance and disseminate information on the work of one of Italy’s centres of excellence, as well as to update the training methods used to hand down valuable traditional skills, in an attempt to draw young people closer to the world of Opera through:

•	the award of 127 scholarships for young student set designers, tailors, dancers, musicians, singers and choristers of the Academy funded by the Talenti on stage fund-raising campaign on the WithYouWeDo platform made available by TIM.

•	the launch of the annual Innovazione on Stage project, amounting to a further 200,000 euros, with which to promote the Academy and its training for occupations in the entertainment industry.

In the field of Innovation Culture, the Lezioni sul progresso [lessons on progress] continued with 9 events (after the 3 previously completed in 2015). This project uses an original theatrical format to introduce young people to scientific culture, contrasting the technical explanation given by a scientist with the more direct one given by an individual far removed from the world of academia who can make scientific subjects and messages more accessible to young people.

In the Social Empowerment area, numerous projects ended that were dedicated to communication and neurological development difficulties, but above all FTIM’s commitment to the field of learning difficulties was confirmed34. Continuing with projects which have been running since 2009, the new Dislessia 2.0 programme was launched. Soluzione digitale [digital solution], an initiative aimed at fulfilling priority needs to which an effective response has not yet been found: early screening and school inclusion. Finally, in the Historic and Artistic Heritage field, FTIM is funding work to restore the Mausoleum of Augustus, one of the most famous and visited archaeological sites in Rome, which will be handed back to the community equipped with the latest technologies.

[34]	Specific Learning Difficulties.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Assets

(millions of euros)			note	12/31/2016	of which related parties	12/31/2015 Revised	of which related parties	1/1/2015 Revised	of which related parties
Non-current assets
Intangible assets
Goodwill			4)	29,612		29,383		29,943

Intangible assets with a finite useful life			5)	6,951		6,480		6,827

				36,563		35,863		36,770

Tangible assets			6)
Property, plant and equipment owned				13,947		12,659		12,544

Assets held under finance leases				2,413		2,208		843

				16,360		14,867		13,387

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			7)	18		41		36

Other investments			7)	46		45		43

Non-current financial assets			8)	2,698	532	2,989	549	2,445	374

Miscellaneous receivables and other non-current assets			9)	2,222		1,804		1,624

Deferred tax assets			10)	877		853		1,118

				5,861		5,732		5,266

Total Non-current assets	(a	)		58,784		56,462		55,423

Current assets
Inventories			11)	270		254		313

Trade and miscellaneous receivables and other current assets			12)	5,426	136	5,086	137	5,607	152

Current income tax receivables			10)	94		163		101

Current financial assets			8)
Securities other than investments, financial receivables and other current financial assets				1,908	132	1,840	63	1,611	66

Cash and cash equivalents				3,964	621	3,559	72	4,812	174

				5,872	753	5,399	135	6,423	240

Current assets sub-total				11,662		10,902		12,444

Discontinued operations/Non-current assets held for sale			13)
of a financial nature				—		227		165

of a non-financial nature				—		3,677	23	3,564	19

				—		3,904		3,729

Total Current assets	(b	)		11,662		14,806		16,173

Total Assets	(a+b	)		70,446		71,268		71,596

Equity and Liabilities

(millions of euros)			note	12/31/2016	of which related parties	12/31/2015 Revised	of which related parties	1/1/2015 Revised	of which related parties
Equity			14)
Share capital issued				11,677		10,740		10,723

less: Treasury shares				(90)		(90)		(89)

Share capital				11,587		10,650		10,634

Additional Paid-in capital				2,094		1,731		1,725

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year				7,526		5,173		5,709

Equity attributable to Owners of the Parent				21,207		17,554		18,068

Non-controlling interests				2,346		3,695		3,516

Total Equity	(c	)		23,553		21,249		21,584

Non-current liabilities
Non-current financial liabilities			15)	30,469	912	30,518	937	32,325	469

Employee benefits			20)	1,355		1,420		1,056

Deferred tax liabilities			10)	293		323		438

Provisions			21)	830		551		720

Miscellaneous payables and other non-current liabilities			22)	1,607	2	1,429		984	1

Total Non-current liabilities	(d	)		34,554		34,241		35,523

Current liabilities
Current financial liabilities			15)	4,056	133	6,224	168	4,686	107

Trade and miscellaneous payables and other current liabilities			23)	7,646	263	7,563	217	8,249	213

Current income tax payables			10)	637		110		36

Current liabilities sub-total				12,339		13,897		12,971

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			13)
of a financial nature				—		348		43

of a non-financial nature				—		1,533	16	1,475	16

				—		1,881		1,518

Total Current Liabilities	(e	)		12,339		15,778		14,489

Total Liabilities	(f=d+e	)		46,893		50,019		50,012

Total Equity and Liabilities	(c+f	)		70,446		71,268		71,596

SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	note	Year 2016	of which related parties	Year 2015 Revised	of which related parties
Revenues	25)	19,025	342	19,719	424

Other income	26)	311	1	287	1

Total operating revenues and other income		19,336		20,006

Acquisition of goods and services	27)	(7,793)	(238)	(8,532)	(251)

Employee benefits expenses	28)	(3,106)	(121)	(3,589)	(103)

Other operating expenses	29)	(1,083)	(1)	(1,491)	(1)

Change in inventories		9		(44)

Internally generated assets	30)	639		656

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		8,002		7,006

of which: impact of non-recurring items	41)	(197)		(1,076)

Depreciation and amortization	31)	(4,291)		(4,135)

Gains/(losses) on disposals of non-current assets	32)	14		336

Impairment reversals (losses) on non-current assets	33)	(3)		(244)

Operating profit (loss) (EBIT)		3,722		2,963

of which: impact of non-recurring items	41)	(185)		(990)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	7)	(23)		1

Other income (expenses) from investments	34)	7		10	(4)

Finance income	35)	2,543	108	2,760	123

Finance expenses	35)	(3,450)	(114)	(5,281)	(97)

Profit (loss) before tax from continuing operations		2,799		453

of which: impact of non-recurring items	41)	(210)		(1,011)

Income tax expense	10)	(880)		(403)

Profit (loss) from continuing operations		1,919		50

Profit (loss) from Discontinued operations/Non-current assets held for sale	13)	47	9	611	64

Profit (loss) for the year	36)	1,966		661

of which: impact of non-recurring items	41)	(159)		(774)

Attributable to:
Owners of the Parent		1,808		(70)

Non-controlling interests		158		731

(euros)		Year 2016		Year 2015 Revised
Earnings per share:
Basic and Diluted Earnings Per Share (EPS)	37)
Ordinary Share		0.08		0.00

Savings Share		0.09		0.00

of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share		0.08		(0.01)

Savings Share		0.09		(0.01)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Note 14

(millions of euros)			Year 2016	Year 2015 Revised
Profit (loss) for the year	(a	)	1,966	661

Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			(33)	16

Income tax effect			7	(7)

	(b	)	(26)	9

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(c	)	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c	)	(26)	9

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			46	(4)

Loss (profit) transferred to the Separate Consolidated Income Statements			(37)	(57)

Income tax effect			(2)	18

	(e	)	7	(43)

Hedging instruments:
Profit (loss) from fair value adjustments			(312)	1,536

Loss (profit) transferred to the Separate Consolidated Income Statements			(80)	(983)

Income tax effect			90	(165)

	(f	)	(302)	388

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			852	(2,129)

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements			304	(1)

Income tax effect			—	—

	(g	)	1,156	(2,130)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to the Separate Consolidated Income Statements			—	—

Income tax effect			—	—

	(h	)	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h	)	861	(1,785)

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i	)	835	(1,776)

Total comprehensive income (loss) for the year	(a+k	)	2,801	(1,115)

Attributable to:
Owners of the Parent			2,534	(807)

Non-controlling interests			267	(308)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Changes from January 1, 2015 to December 31, 2015

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional Paid-in capital	Reserve for available- for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasu- rements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total	Non- controlling interests	Total equity
Balance at December 31, 2014	10,634	1,725	75	(637)	(350)	(96)	—	6,794	18,145	3,554	21,699

Correction due to errors					28			(105)	(77)	(38)	(115)

Adjusted Balance at December 31, 2014	10,634	1,725	75	(637)	(322)	(96)	—	6,689	18,068	3,516	21,584

Changes in equity during the year:
Dividends approved								(166)	(166)	(125)	(291)

Total comprehensive income (loss) for the year			(43)	388	(1,091)	9		(70)	(807)	(308)	(1,115)

Inwit - effect of sale of the non-controlling interest								279	279	560	839

Merger of Telecom Italia Media S.p.A. into TIM S.p.A.	7	6						(39)	(26)	17	(9)

Convertible bond issue maturing 2022 - equity component								186	186		186

Issue of equity instruments	9							1	10		10

Other changes								10	10	35	45

Balance at December 31, 2015	10,650	1,731	32	(249)	(1,413)	(87)	—	6,890	17,554	3,695	21,249

Changes from January 1, 2016 to December 31, 2016 Note 14

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional Paid-in capital	Reserve for available- for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasu- rements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total	Non- controlling interests	Total equity
Balance at December 31, 2015	10,650	1,731	32	(249)	(1,459)	(87)	—	6,992	17,610	3,723	21,333

Correction due to errors					46			(102)	(56)	(28)	(84)

Adjusted Balance at December 31, 2015	10,650	1,731	32	(249)	(1,413)	(87)	—	6,890	17,554	3,695	21,249

Changes in equity during the year:
Dividends approved								(166)	(166)	(38)	(204)

Total comprehensive income (loss) for the year			7	(302)	1,047	(26)		1,808	2,534	267	2,801

Disposal of the Sofora – Telecom Argentina group									—	(1,582)	(1,582)

Conversion of the Guaranteed Subordinated Mandatory Convertible Bonds due 2016	937	363							1,300		1,300

Issue of equity instruments								1	1		1

Other changes						—		(16)	(16)	4	(12)

Balance at December 31, 2016	11,587	2,094	39	(551)	(366)	(113)	—	8,517	21,207	2,346	23,553

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			note	Year 2016	Year 2015 Revised
Cash flows from operating activities:
Profit (loss) from continuing operations				1,919	50

Adjustments for:
Depreciation and amortization				4,291	4,135

Impairment losses (reversals) on non-current assets (including investments)				6	253

Net change in deferred tax assets and liabilities				38	(45)

Losses (gains) realized on disposals of non-current assets (including investments)				(15)	(343)

Share of profits (losses) of associates and joint ventures accounted for using the equity method				23	(1)

Change in employee benefits				(131)	389

Change in inventories				(10)	56

Change in trade receivables and net amounts due from customers on construction contracts				(310)	410

Change in trade payables				229	(481)

Net change in current income tax receivables/payables				581	13

Net change in miscellaneous receivables/payables and other assets/liabilities				(915)	634

Cash flows from (used in) operating activities	(a	)		5,706	5,070

Cash flows from investing activities:
Purchase of intangible assets			5)	(1,641)	(1,959)

Purchase of tangible assets			6)	(3,467)	(4,761)

Total purchase of intangible and tangible assets on an accrual basis (*)				(5,108)	(6,720)

Change in amounts due for purchases of intangible and tangible assets				450	1,294

Total purchase of intangible and tangible assets on a cash basis				(4,658)	(5,426)

Acquisition of control in subsidiaries or other businesses, net of cash acquired				(10)	(5)

Acquisitions/disposals of other investments				(5)	(36)

Change in financial receivables and other financial assets				175	(635)

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of				492	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets				42	717

Cash flows from (used in) investing activities	(b	)		(3,964)	(5,385)

Cash flows from financing activities:
Change in current financial liabilities and other				(437)	408

Proceeds from non-current financial liabilities (including current portion)				3,561	5,054

Repayments of non-current financial liabilities (including current portion)				(4,164)	(7,191)

Share capital proceeds/reimbursements (including subsidiaries)				4	186

Dividends paid (*)				(227)	(204)

Changes in ownership interests in consolidated subsidiaries				—	845

Cash flows from (used in) financing activities	(c	)		(1,263)	(902)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	13)	(45)	(19)

Aggregate cash flows	(e=a+b+c+d	)		434	(1,236)

Net cash and cash equivalents at beginning of the year:	(f	)		3,216	4,910

Net foreign exchange differences on net cash and cash equivalents	(g	)		302	(458)

Net cash and cash equivalents at end of the year:	(h=e+f+g	)		3,952	3,216

(*) of which related parties
Total purchase of intangible and tangible assets on an accrual basis				159	180

Dividends paid				—	—

Additional Cash Flow Information

(millions of euros)	Year 2016	Year 2015 Revised
Income taxes (paid) received	(218)	(363)

Interest expense paid	(2,306)	(5,145)

Interest income received	934	3,632

Dividends received	8	3

Analysis of Net Cash and Cash Equivalents

(millions of euros)	Year 2016	Year 2015 Revised
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations	3,559	4,812

Bank overdrafts repayable on demand – from continuing operations	(441)	(19)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,216	4,910

Net cash and cash equivalents at end of the year:
Cash and cash equivalents - from continuing operations	3,964	3,559

Bank overdrafts repayable on demand – from continuing operations	(12)	(441)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	98

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,952	3,216

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. (the “Parent”), also known in short as “TIM S.p.A.”, and its subsidiaries form the “TIM Group” or the “Group”.

TIM is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, TIM, are located in Milan, Italy at Via Gaetano Negri 1.

The duration of TIM S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

The TIM Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The TIM Group consolidated financial statements at December 31, 2016 have been prepared on a going concern basis (for further details see Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing Article 9 of Italian Legislative Decree 38 of February 28, 2005).

In 2016, the Group has applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted since January 1, 2016 and described below.

The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements) comparative information included in the consolidated financial statements is, unless otherwise indicated, that of the preceding years.

At the end of 2016, following the introduction of a new procedure that refined the methods for the recognition of prepaid expenses and deferred income for the deferral of various revenues and costs by more precisely identifying the expiry dates of the individual contracts, TIM S.p.A. for 2015, reclassified 319 million euros from “Trade and miscellaneous payables and other current liabilities” to “Miscellaneous payables and other non-current liabilities” and 26 million euros from “Trade and miscellaneous receivables and other current assets” to “Miscellaneous receivables and other non-current assets”. These refinements did not have any impact on the income statement.

The TIM Group consolidated financial statements at December 31, 2016 are expressed in euro (rounded to the nearest million unless otherwise indicated).

Publication of the TIM Group consolidated financial statements for the year ended December 31, 2016 was approved by resolution of the Board of Directors’ meeting held on March 23, 2017.

THE CORRECTION OF ERRORS

Within the Brazil Business Unit, Tim Brasil’s Management identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic.

Such incorrect accounting entries, which were attributable to the business model used in Brazil for recognizing prepaid traffic revenues in non-recent years, resulted in the early recognition of revenues and consequently the underestimation of deferred revenue liabilities for prepaid traffic not yet consumed. The incorrect accounting entries did not have any impact neither in terms of net financial position nor on cash and cash equivalents.

In assessing the level of significance of the error for the purposes of the related financial statement presentation in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), Management also considered US accounting standards and related guidance.

In particular, this analysis indicated that the impact of the error was not material with respect to consolidated results of operations for each of the years ended December 31, 2015, 2014, 2013 and 2012, but the correction of the cumulative error as of December 31, 2015 would have a material impact on full-year consolidated results of operations for 2016, if entirely recognized at charge of such year.

In light of the above, in the Consolidated Financial Statements of the TIM Group for the year ended December 31, 2016, the comparative financial information as of December 31, 2015 has been revised, including the segment reporting. In accordance with IAS 1 and IAS 8, a revised consolidated statement of financial position as of January 1, 2015 is also presented.

The adjustments resulting from the correction of the errors applied to the consolidated statements of financial position at December 31, 2015, 2014, 2013 and 2012 are broken down as follows:

Consolidated Statements of Financial Position - Revised

(millions of euros)	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,804	1,624	1,649	1,557

Current assets
Trade and miscellaneous receivables and other current assets	5,086	5,607	5,391	7,011

Total Assets	71,268	71,596	70,264	77,621

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	17,554	18,068	16,985	19,269

Non-controlling interests	3,695	3,516	3,086	3,580

Total Equity	21,249	21,584	20,071	22,849

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,563	8,249	8,808	10,771

Total Equity and Liabilities	71,268	71,596	70,264	77,621

Consolidated Statements of Financial Position - Adjustments

(millions of euros)	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	34	43	42	61

Current assets
Trade and miscellaneous receivables and other current assets	2	2	2	5

Total Assets	36	45	44	66

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	(56)	(77)	(76)	(109)

Non-controlling interests	(28)	(38)	(39)	(54)

Total Equity	(84)	(115)	(115)	(163)

Current liabilities
Trade and miscellaneous payables and other current liabilities	120	160	159	229

Total Equity and Liabilities	36	45	44	66

Consolidated Statements of Financial Position – Historical

(millions of euros)	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,770	1,581	1,607	1,496

Current assets
Trade and miscellaneous receivables and other current assets	5,084	5,605	5,389	7,006

Total Assets	71,232	71,551	70,220	77,555

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	17,610	18,145	17,061	19,378

Non-controlling interests	3,723	3,554	3,125	3,634

Total Equity	21,333	21,699	20,186	23,012

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,443	8,089	8,649	10,542

Total Equity and Liabilities	71,232	71,551	70,220	77,555

The item “Consolidated Statements of Financial Position - Historical” includes the effects of the reclassifications between current and non-current assets and liabilities that refers to prepaid expenses and deferred income as described in paragraph “Form and content”.

The increase in the item “Trade and miscellaneous payables and other current liabilities” was mainly attributable to the higher liability for prepaid traffic not yet used recorded to correct the error resulting from the early recognition of that traffic within revenues. In addition, the related changes in indirect and direct taxes have been taken into account and costs for commissions and associated liabilities have also been recalculated.

The adjustments resulting from the correction of the errors applied to the separate consolidated income statements for the years 2015, 2014, 2013 and 2012 are broken down as follows:

Separate Consolidated Income Statements - Revised

(millions of euros)	2015	2014	2013	2012
Revenues	19,719	21,574	23,443	25,736

Acquisition of goods and services	(8,532)	(9,432)	(10,379)	(11,291)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	7,006	8,785	9,574	10,500

Operating profit (loss) (EBIT)	2,963	4,529	2,752	1,684

Finance income	2,760	2,404	2,007	1,989

Profit (loss) before tax from continuing operations	453	2,350	570	(312)

Income tax expense	(403)	(930)	(1,126)	(1,080)

Profit (loss) from continuing operations	50	1,420	(556)	(1,392)

Profit (loss) for the year	661	1,961	(215)	(1,290)

Attributable to:
Owners of the Parent	(70)	1,351	(659)	(1,635)

Non-controlling interests	731	610	444	345

Separate Consolidated Income Statements - Adjustments

(millions of euros)	2015	2014	2013	2012
Revenues	1	1	36	(23)

Acquisition of goods and services	1	(2)	(2)	(2)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2	(1)	34	(25)

Operating profit (loss) (EBIT)	2	(1)	34	(25)

Finance income	4	4	4	6

Profit (loss) before tax from continuing operations	6	3	38	(19)

Income tax expense	(2)	(2)	(15)	6

Profit (loss) from continuing operations	4	1	23	(13)

Profit (loss) for the year	4	1	23	(13)

Attributable to:
Owners of the Parent	2	1	15	(8)

Non-controlling interests	2	—	8	(5)

Separate Consolidated Income Statements - Historical

(millions of euros)	2015	2014	2013	2012
Revenues	19,718	21,573	23,407	25,759

Acquisition of goods and services	(8,533)	(9,430)	(10,377)	(11,289)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	7,004	8,786	9,540	10,525

Operating profit (loss) (EBIT)	2,961	4,530	2,718	1,709

Finance income	2,756	2,400	2,003	1,983

Profit (loss) before tax from continuing operations	447	2,347	532	(293)

Income tax expense	(401)	(928)	(1,111)	(1,086)

Profit (loss) from continuing operations	46	1,419	(579)	(1,379)

Profit (loss) for the year	657	1,960	(238)	(1,277)

Attributable to:
Owners of the Parent	(72)	1,350	(674)	(1,627)

Non-controlling interests	729	610	436	350

Earnings per share

The adjustments resulting from the correction of the errors applied to the separate consolidated income statements for the years 2015, 2014, 2013 and 2012 did not have any impact on the earnings per share (basic and diluted) for those years.

The adjustments resulting from the correction of the errors made to the consolidated statement of comprehensive income for the year 2015 are broken down as follows:

Consolidated Statements of Comprehensive Income

(millions of euros)	2015 Historical (a)	Adjustments (b)	2015 Revised (a+b)
Profit (loss) for the year	657	4	661

Remeasurements of employee defined benefit plans (IAS19)	9	—	9

Available-for-sale financial assets	(43)	—	(43)

Hedging instruments	388	—	388

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations	(2,155)	26	(2,129)

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements	(1)		(1)

Income tax effect	—		—

Total comprehensive income (loss) for the year	(1,145)	30	(1,115)

Attributable to:
Owners of the Parent	(827)	20	(807)

Non-controlling interests	(318)	10	(308)

Consolidated Statements of Cash Flows

The correction of the figures for the year 2015 presented for comparison did not have any impact on the “Aggregate cash flows” of the Consolidated Statements of Cash Flows for the TIM Group for the year 2015 and, in particular, on the “Cash flows from (used in) operating activities”.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•	the separate consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with Telecom Italia Group’s industrial sector.

In addition to EBIT or Operating profit (loss), the separate consolidated income statements include the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level).

EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Other expenses (income) from investments

+/-	Share of profits (losses) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	the Consolidated statement of comprehensive income includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;

•	the Consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate consolidated income statements, income and expenses relating to transactions which by nature do not occur during normal operation (non-recurring transactions) have been specifically identified and their impacts on the main intermediate levels have been shown separately, when they are significant. Specifically, non-recurring income/(expenses) include, for instance: income/expenses arising from the sale of properties, plant and equipment, business segments and investments; expenses stemming from company reorganization and streamlining processes and projects, also in connection with corporate transactions (mergers, spin-offs, etc.); expenses resulting from litigation and regulatory fines and related liabilities; other provisions and related reversals; costs for the settlement of disputes; and impairment losses on goodwill and/or other intangible and tangible assets.

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated financial statements.

SEGMENT REPORTING

An operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for the TIM Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

In particular, the operating segments of the TIM Group are organized according to geographic location (Domestic and Brazil) for the telecommunications business.

The Sofora - Telecom Argentina group, which was sold on March 8, 2016, has been recognized under Discontinued operations.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the TIM Group are as follows:

•	Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for end customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), which, at international level (Europe, the Mediterranean and South America), develops fiber optic networks for wholesale customers, the operations of Olivetti (products and services for Information Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure sector, and in particular the infrastructure for hosting radio transmission equipment for mobile telephone networks, both for TIM and other operators) and the units supporting the Domestic sector.

•	Following the change in Persidera’s business mission, the Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016. See the section “Financial and Operating Highlights of the Business Units of the TIM Group – Domestic Business Unit” of the Report on Operations for more details;

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Other Operations: include finance companies and other minor companies not strictly related to the core business of the TIM Group.

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The consolidated financial statements for the year ended December 31, 2016 have been prepared on a going concern basis as there is the reasonable expectation that TIM will continue its operational activities in the foreseeable future (and in any event over a period of at least twelve months).

In particular, the following factors have been taken into consideration:

•	the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the TIM Group are exposed:

•	changes in the general macroeconomic situation in the Italian, European and Brazilian markets, as well as the volatility of financial markets in the Eurozone also as a result of the “Brexit” referendum in the United Kingdom;

•	variations in business conditions, also related to competition;

•	changes to laws and regulations (price and rate variations or decisions that may affect technological choices);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

•	the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, as described in the paragraph “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk), as described in the Note “Financial risk management”.

Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding the Group’s ability to continue as a going concern.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of all subsidiaries from the date control over such subsidiaries commences until the date that control ceases.

The date of all the subsidiaries’ financial statements coincides with that of the Parent TIM.

Control exists when the Parent TIM S.p.A. has all the following:

•	power over the investee, which includes the ability to direct the relevant activities of the investee, i.e. the activities that significantly affect the investee’s returns;

•	exposure, or rights, to variable returns from its involvement with the investee;

•	the ability to use its power over the investee to affect the amount of the investor’s returns.

TIM assesses whether it controls an investee if facts and circumstances indicate that there are changes in one or more of the three control elements.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in equity and in the profit (loss) for the year are disclosed separately under appropriate items, respectively, in the consolidated statement of financial position, in the separate consolidated income statement and in the consolidated statement of comprehensive income.

Under IFRS 10 (Consolidated financial statements), the total comprehensive loss (including the profit or loss for the year) is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated in consolidation.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after adjustment, if any, to fair value at the acquisition date of control. At that date, goodwill is recorded as an intangible asset, as described below, whereas any gain from a bargain purchase or negative goodwill is recognized in the separate consolidated income statement.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the statement of financial position date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the entire disposal of the investment or upon loss of control of the foreign subsidiary. Upon partial disposal, without losing control, the proportionate share of the cumulative amount of exchange differences related to the disposed interest is recognized in non-controlling interests. The cash flows of foreign consolidated subsidiaries expressed in currencies other than Euro included in the consolidated statement of cash flows are translated into Euro at the average exchange rates for the year.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the year-end exchange rate.

Under IFRS 10, changes in a parent’s ownership interest in a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the Parent.

Under IFRS 10, the parent company in case of loss of control of a subsidiary:

•	derecognizes:

•	the assets (including any goodwill) and the liabilities;

•	the carrying amount of any non-controlling interests;

•	recognizes:

•	the fair value of the consideration received, if any, from the transaction;

•	any investment retained in the former subsidiary at its fair value at the date when control is lost;

•	any gain or loss, resulting from the transaction, in the separate consolidated income statement;

•	the reclassification to the separate consolidated income statement, of the amounts previously recognized in other comprehensive income in relation to the subsidiary.

In the consolidated financial statements, investments in associates and joint ventures are accounted for using the equity method, as provided, respectively, by IAS 28 (Investments in Associates and Joint Ventures) and IFRS 11 (Joint Arrangements).

Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises significant influence, but no control or joint control over the financial and operating policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Associates and joint ventures are included in the consolidated financial statements from the date that significant influence or joint control commences until the date such significant influence or joint control ceases.

Under the equity method, on initial recognition the investment in an associate or a joint venture is recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the investee’s profit or loss is recognized in the investor’s income statement. Dividends received from an investee reduce the carrying amount of the investment.

Adjustments to the carrying amount may also be necessary for changes in the investee’s other comprehensive income (i.e. those arising from foreign exchange translation differences). The investor’s share of those changes is recognized in the investor’s other comprehensive income.

If an investor’s share of losses of an associate or a joint venture equals or exceeds its interest in the associate or joint venture, the investor discontinues recognizing its share of further losses. After the investor’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, the investor resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

Gains and losses resulting from “upstream” and “downstream” transactions between an investor (including its consolidated subsidiaries) and its associate or joint venture are recognized in the investor’s financial statements only to the extent of unrelated investors’ interests in the associate or joint venture.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group’s interest in those entities.

INTANGIBLE ASSETS

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the date of acquisition of control and measured as the excess of (a) over (b) below:

a) the aggregate of:

(1)	the consideration transferred (measured in accordance with IFRS 3; it is generally recognized on the basis of the acquisition date fair value);

(2)	the amount of any non-controlling interest in the acquiree measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date fair value;

(3)	in a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree;

b) the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed measured at the acquisition date of control.

IFRS 3 requires, inter alia, the following:

•	incidental costs incurred in connection with a business combination are charged to the separate consolidated income statement;

•	in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its fair value at the acquisition date of control and recognize the resulting gain or loss, if any, in the separate consolidated income statement.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life.

Goodwill initially recorded is subsequently reduced only for impairment losses. Further details are provided in the accounting policy Impairment of intangible and tangible assets - Goodwill, reported below. In case of loss of control of a subsidiary, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets. These costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits. Capitalized development costs comprise only expenditures that can be attributed directly to the development process for new products and services.

Capitalized development costs are amortized systematically over the estimated product or service life so that the amortization method reflects the way which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated intangible assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized prospectively in the separate consolidated income statement. For a small portion of mobile offerings, the Group capitalizes directly attributable subscriber acquisition costs, currently mainly consisting of commissions for the sales network, when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time;

•	it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of a penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (between 12 and 36 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

TANGIBLE ASSETS

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized at its present value as a provision in the statement of financial position. These capitalized costs are depreciated and charged to the separate consolidated income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess, if any, should be recorded immediately in the separate consolidated income statement, conventionally under the line item “Depreciation”.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized prospectively in the separate consolidated income statement.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate consolidated income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of the lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statement on a straight-line basis over the lease term.

When a lease includes both land and buildings elements, an entity assesses the classification of each element as a finance or an operating lease separately.

CAPITALIZED BORROWING COSTS

Under IAS 23 (Borrowing Costs), the Group capitalizes borrowing costs only if they are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time (conventionally more than 12 months) to get ready for its intended use or sale.

Capitalized borrowing costs are recorded in the separate consolidated income statement and deducted from the “finance expense” line item to which they relate.

IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated at the date of acquisition to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate consolidated income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon between three and five years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

The value in use of cash-generating units denominated in foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to euro at the spot rate on the date of the impairment test (in the case of the TIM Group, the date of the financial statements).

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to non-controlling interests.

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, trend in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate consolidated income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statement.

FINANCIAL INSTRUMENTS

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Group’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•	“available-for-sale financial assets”, as non-current or current assets;

•	“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve under the other components of the statement of comprehensive income (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate consolidated income statement, as required by IAS 39 (Financial instruments: recognition and measurement).

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate consolidated income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost. Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any write-down for impairment or uncollectibility, if any.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Group’s portfolio for a period of not more than 12 months, and are included in the following categories:

•	held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•	held for trading and measured at fair value through profit or loss;

•	available-for-sale and measured at fair value with a contra-entry to an equity reserve (Reserve for available-for-sale financial assets) which is reversed to the separate consolidated income statement when the financial asset is disposed of or impaired.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate consolidated income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy described above.

Financial liabilities

Financial liabilities comprise financial payables, including advances received on the assignment of accounts receivable, and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate consolidated income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the TIM Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

•	at the inception of the hedge, the hedging relationship is formally designated and documented;

•	the hedge is expected to be highly effective;

•	its effectiveness can be reliably measured;

•	the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•	Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate consolidated income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate consolidated income statement.

•	Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable expected transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statement at the same time the hedged transaction affects the separate consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate consolidated income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement at fair value of derivative financial instruments are directly recognized in the separate consolidated income statement.

SALES OF RECEIVABLES

The TIM Group carries out sales of receivables under factoring arrangements in accordance with Italian Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, therefore meeting the requirements of IFRS 39 for derecognition. Specific servicing contracts, through which the buyer confers a mandate to TIM S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

AMOUNTS DUE FROM CUSTOMERS ON CONSTRUCTION CONTRACTS

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the separate consolidated income statement when they become known.

INVENTORIES

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

NON-CURRENT ASSETS HELD FOR SALE/DISCONTINUED OPERATIONS

Non-current assets held for sale or disposal groups whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from other assets and liabilities in the consolidated statement of financial position. The corresponding amounts for the previous year are not reclassified in the consolidated statement of financial position but are instead shown separately in a specific column in the changes in assets and liabilities in the year in which the non-current assets held for sale or the disposal groups are classified as such.

An operating asset sold (Discontinued Operations) is a component of an entity that has been disposed of or classified as held for sale and:

•	represents a major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate consolidated income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate consolidated income statement, net of tax effects, for comparative purposes.

Non-current assets held for sale or disposal groups classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate consolidated income statement.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

As required by IFRS 5 (Non-current assets held for sale and discontinued operations), an entity shall not depreciate (or amortize) a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

The finance expenses and other expenses attributable to the liabilities of a disposal group classified as held for sale must continue to be recognized.

EMPLOYEE BENEFITS

Provision for employee severance indemnity

Employee severance indemnity, mandatory for Italian companies pursuant to Article 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations.

The remeasurements of actuarial gains and losses are recognized in other components of the Consolidated Statements of Comprehensive income. Service cost of Italian companies that employ less than 50 employees, as well as interest expenses related to the “time value” component of the actuarial calculations (the latter classified as Finance expenses), are recognized in the separate consolidated income statement.

Starting from January 1, 2007, Italian Law gave employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the Company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute. Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of a “Defined contribution plan”.

Equity compensation plans

The companies of the Group provide additional benefits to certain managers of the Group through equity compensation plans (for example stock options and long-term incentive plans). The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in the separate consolidated income statement in “Employee benefits expenses” over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is recorded as an adjustment to “Other equity instruments” with a contra-entry to “Employee benefits expenses”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value.

PROVISIONS

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized in the separate consolidated income statement as “Finance expenses”.

GOVERNMENT GRANTS

Government grants are recognized when there is a reasonable certainty that they will be received and that the Group will satisfy all the conditions established for their granting by the government, government entities and equivalent local, national or international entities.

Government grants are recognized in the separate income statement, on a straight-line basis, over the periods in which the Group recognizes the expenses that the grants are intended to offset as costs.

Government grants related to assets received for the acquisition and/or construction of non-current tangible assets are recorded as deferred income in the statement of financial position and credited to the separate income statement on a straight-line basis over the useful life of the plants that the grants relate to.

TREASURY SHARES

Treasury shares are recognized as a deduction from equity. In particular, the treasury shares are reported as a deduction from the share capital issued in the amount corresponding to the “accounting par value”, that is the ratio of total share capital and the number of issued shares, while the excess cost of acquisition over the accounting par value is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the statement of financial position date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statement.

REVENUES

Revenues are the gross inflows of economic benefits during the period arising in the course of the ordinary activities of an entity. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

(5)	Revenues from services rendered

Revenues from services rendered are recognized in the separate consolidated income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. In the event that the Group is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (in Italy generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services.

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the consolidated statements of financial position.

(6)	Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

For offerings which include the sale of mobile handsets and service contracts, the TIM Group recognizes revenues related to the sale of the handset when the latter is delivered to the final customer, whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the offerings of packages of products and services in the mobile businesses are contracts with a minimum contractual period between 12 and 36 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

(7)	Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

RESEARCH COSTS AND ADVERTISING EXPENSES

Research costs and advertising expenses are charged directly to the separate consolidated income statement in the year in which they are incurred.

FINANCE INCOME AND EXPENSES

Finance income and expenses are recognized on an accrual basis and include: interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

DIVIDENDS

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the separate consolidated income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

Income tax expense includes all taxes calculated on the basis of the taxable income of the companies of the Group.

The income tax expense is recognized in the separate consolidated income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax effect is recognized in the relevant equity reserves. In the Statement of comprehensive income, the amount of income expense relating to each item included as “Other components of the Consolidated Statements of Comprehensive income” is indicated.

The income tax expense that could arise on the remittance of a subsidiary’s retained earnings is only recognized where there is the actual intention to remit such earnings.

Deferred tax liabilities / assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements, except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

EARNINGS PER SHARE

Basic earnings per ordinary share is calculated by dividing the Group’s profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, and excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group’s profit attributable to savings shares by the weighted average number of savings shares outstanding during the year.

For diluted earnings per ordinary share, the weighted average number of shares outstanding during the year is adjusted by all dilutive potential shares (for example, the exercise of rights on shares with dilutive effects). The Group profit is also adjusted to reflect the impact of these transactions net of the related tax effects.

USE OF ESTIMATES

The preparation of consolidated financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and assumptions considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are detailed below.

Financial statement area	Accounting estimates
Goodwill impairment	The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Impairment of intangible and tangible assets with a finite useful life

At every closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose.

Identifying the impairment indicators, estimating the future cash flows and calculating the fair value of each asset requires Management to make significant estimates and assumptions in calculating the discount rate to be used, and the useful life and residual value of the assets. These estimates can have a significant impact on the fair value of the assets and on the amount of any impairment write-downs.

Business combinations	The recognition of business combinations requires that assets and liabilities of the acquiree be recorded at their fair value at the acquisition date of control, as well as the possible recognition of goodwill, through the use of a complex process in determining such values.

Capitalization / deferral of costs	The capitalization / deferral process of internal and external costs involves some areas of Management judgement among which there are the assessment of: i) the probability that the amount of the capitalized / deferred costs will be recovered through the associated future revenues; and ii) the actual increase in future economic benefits of the asset to which they refer.

Provision for bad debts	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.

Depreciation and amortization	Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing, and thus on the amount of depreciation and amortization expense.

Accruals, contingent liabilities and employee benefits

As regards the provisions for restoration costs the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals related to legal, arbitration and fiscal disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome. Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•       the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs);

•       the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.

Income tax expense (current and deferred)	Income taxes (current and deferred) are calculated in each country in which the Group operates according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carry-forwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments	The fair value of derivative instruments and equity instruments is determined both using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc., or on the basis of either prices in regulated markets or quoted prices provided by financial counterparts. For further details, please also see the Note “Supplementary disclosures on financial instruments”.

As required by IAS 8.10 (Accounting Policies, Changes in Accounting Estimates and Errors)

in the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing consolidated financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY EU IN FORCE FROM JANUARY 1, 2016

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force from January 1, 2016.

Amendments to IFRS 11 (Joint Arrangements): Accounting for acquisitions of interests in joint operations

On November 24, 2015, Regulation EU 2015/2173 was issued, applying some minor amendments to IFRS 11 (Joint Arrangements) at EU level.

IFRS 11 addresses the accounting for interests in Joint Ventures and Joint Operations. These amendments add new guidance on how to account for the acquisition of an interest in a Joint Operation that constitutes a business (as defined in IFRS 3 - Business Combinations).

These amendments specify the appropriate accounting treatment for such acquisitions.

The adoption of said amendments had no impact on these consolidated financial statements at December 31, 2016.

Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets)

On December 2, 2015, Regulation EU 2015/2231 was issued, applying some minor amendments to IAS 16 (Property, plant and equipment) and IAS 38 (Intangible assets) at EU level.

IAS 16 and IAS 38 both establish the principle of the expected pattern of consumption of the future economic benefits of an asset as the basis for depreciation and amortization.

The amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. For intangible assets, this indication is considered as a relative assumption, that may only be overcome in one of the following circumstances: (i) the right to use an intangible asset is related to the achievement of a set revenue threshold; or (ii) when it can be demonstrated that the generation of the revenues and the use of the economic benefits of the asset are highly correlated.

The adoption of said amendments had no impact on these consolidated financial statements at December 31, 2016.

Improvements to the IFRS (2012-2014 cycle)

On December 15, 2015, Regulation EU 2015/2343 was issued, applying several improvements to the IFRS for the 2012-2014 cycle, at EU level. These amendments included:

(5)	IFRS 5 Non-current assets held for sale and discontinued operations, these amendments relate to changes in the methods of disposal (from held for sale to held for distribution to owners and vice versa);

(6)	IFRS 7 Financial Instruments: disclosures, these amendments relate to the disclosure on servicing contracts, in terms of “continuing involvement”, and the applicability of the disclosure required by IFRS 7 regarding the offsetting of financial assets and financial liabilities in the interim financial statements;

(7)	IAS 19 Employee benefits, these amendments relate to the discount rate used to calculate the present value of the liability for post-employment benefits (with reference to the market area);

(8)	IAS 34 Interim financial reporting, these amendments specify how the information included in the interim financial statements may be supplemented by other available information, even contained in other sections of the Interim Report (e.g. the Report on Operations) through the incorporation by cross-reference.

The adoption of said amendments had no impact on these consolidated financial statements at December 31, 2016.

Amendments to IAS 1 (Presentation of Financial Statements) – Disclosure Initiative

On December 18, 2015, Regulation EU 2015/2406 was issued, applying some amendments to IAS 1 (Presentation of Financial Statements- Disclosure Initiative) at EU level.

In particular, the amendments, which are part of a wider initiative to improve the presentation and disclosure of financial statements, include updates in the following areas:

•	materiality: it is clarified that the concept of materiality applies to the financial statements as a whole and that the inclusion of immaterial information can affect the usefulness of the financial reporting;

•	disaggregation and subtotals: it is clarified that the specific items of the separate income statement, the statement of comprehensive income and the statement of financial position can be disaggregated. New requirements for the use of subtotals have also been introduced;

•	structure of the notes: it is clarified that the companies have a certain degree of flexibility regarding the order of presentation of the notes. In establishing this order, the companies must take into account the requirements of understandability and comparability of the financial statements;

•	investments accounted for using the equity method: the Other Comprehensive Income (OCI) relating to investments in associates and joint ventures accounted for using the equity method must be divided in the income statement between reclassifiable and non-reclassifiable.

The adoption of said amendments had no impact on these consolidated financial statements at December 31, 2016.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NOT YET APPLICABLE

At the date of preparation of these consolidated financial statements, the following new standards and interpretations, which have not yet entered into force, had been issued by the IASB.

Mandatory application starting from
New Standards and Interpretations endorsed by the EU
IFRS 15 (Revenues from contracts with customers)	1/1/2018
IFRS 9 (Financial Instruments)	1/1/2018
New Standards and Interpretations not yet endorsed by the EU
IFRS 16 (Leases)	1/1/2019

Amendments to IFRS 10 (Consolidated Financial Statements) and to IAS 28 (Investments in Associates and Joint Ventures): Sale or contribution of assets between an investor and its associate/joint venture

Application deferred indefinitely
Amendments to IAS 12 (Income taxes) – Recognition of Deferred Tax Assets for Unrealized Losses	1/1/2017
Amendments to IAS 7 (Cash flow statement - Disclosure initiative)	1/1/2017
Clarifications to IFRS 15 (Revenue from contracts with customers)	1/1/2018
Amendments to IFRS 2 (Classification and measurement of share-based payments)	1/1/2018
Improvements to the IFRS (2014-2016 cycle) – Amendments to IFRS 12 and IAS 28	1/1/2017 for IFRS 12 1/1/2018 for IAS 28
IFRIC 22 (Foreign currency transactions and advance consideration)	1/1/2018
Amendments to IAS 40 (Investment property)	1/1/2018

The potential impacts on the consolidated financial statements from application of these standards and interpretations are currently being assessed. With regard to the adoption of IFRS 15, IFRS 16 and IFRS 9, specific projects have been initiated at Group level and therefore a reliable estimate of their quantitative effects will only be possible when each project has been completed.

IFRS 15 (Revenues from contracts with customers)

On September 22, 2016, Regulation EU 2016/1905 was issued, which adopted IFRS 15 (Revenues from contracts with customers) and the related amendments at EU level. The Clarifications to IFRS 15, issued by the IASB in April 2016, have not yet been endorsed by the EU.

IFRS 15 will replace the standards that currently govern revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

IFRS 15 is applicable retrospectively from January 1, 2018 by adopting either of the following methods:

•	the “full retrospective method” which requires the restatement of all the comparative periods presented in the financial statements;

•	the “modified retrospective method “ with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted. The amounts for all the comparative periods presented in the financial statements remain unchanged.

Currently, the TIM Group plans to apply the modified retrospective method.

The adoption of this standard by the Group mainly affects the recognition methods for:

(2)	bundled goods and/or services: as a result of the new revenue recognition model, for offers comprising a good (handset) at a discounted price together with TLC services, the recognition for the same amount of overall revenue will be brought forward, with higher revenue from the sale of goods recognized immediately and lower revenues from services recognized over time;

(3)	revenues from the activation/installation of telephone services: these revenues will be allocated to the main services (performance obligations) of the contract with consequent different timing for their recognition in the separate income statement;

(4)	contract costs (Incremental costs of obtaining a contract and Costs incurred to fulfill a contract): these will be recorded under non-current assets and recognized in the separate income statement – with different timing – based on the contract duration.

IFRS 16 (Leases)

In January 2016, the IASB issued IFRS 16 (Leases). IFRS 16 replaces IAS 17 (Leases) and the related Interpretations (IFRIC 4 Determining whether an arrangement contains a lease; SIC 15 Operating leases–Incentives; SIC 27 Evaluating the substance of transactions in the legal form of a lease).

IFRS 16 is applicable retrospectively from January 1, 2019 by adopting either of the following methods:

•	the “full retrospective method” which requires the restatement of all the comparative accounting periods;

•	the “modified retrospective method “ with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted, and therefore without restating the comparative accounting periods.

Early adoption is permitted, but only if IFRS 15 Revenues from contracts with customers is adopted. IFRS 16 has not yet been endorsed by the EU.

Currently, the TIM Group plans to apply IFRS 16 in conjunction with IFRS 15 using the modified retrospective method.

For the lessee, IFRS 16 requires the recognition for all leases (without distinguishing between operating and finance leases) of a liability in the statement of financial position, consisting of the present value of future lease payments, against the recording of the “user rights for the leased assets”. Leases with a duration of 12 months or less and leases for low-value goods can be excluded from the scope of IFRS 16. Currently, the TIM Group plans to apply this modification.

The main impacts on the Group’s consolidated financial statements may be broken down as follows:

•	statements of financial position: higher non-current assets due to the recording of the “user rights for the leased assets” as an offsetting entry to financial payables;

•	separate income statement: different nature, qualification and classification of expenses (amortization of the “user rights for the asset” and “financial expense for interest” with respect to “Lease and rental costs - payments for operating leases”, as per IAS 17) with resulting impact on operating earnings. In addition, compared to IAS 17, the combination of the straight-line amortization of the “user rights for the asset” and the effective interest rate method applied to the lease payables result in higher expenses in the income statement in the initial years of the lease and in decreasing costs in the later years.

IFRS 9 (Financial Instruments)

On November 22, 2016, Regulation EU 2016/2067 was issued, which adopted IFRS 9 (Financial Instruments) at EU level, relating to the classification, measurement and derecognition of financial assets and liabilities, impairment of financial instruments, and hedge accounting.

IFRS 9 must be applied from January 1, 2018.

The TIM Group has not yet completed its analysis of the impacts from the application of the provisions of IFRS 9 on the classification and measurement of financial assets, the impairment of financial instruments, and hedge accounting.

NOTE 3

SCOPE OF CONSOLIDATION

INVESTMENTS IN CONSOLIDATED SUBSIDIARIES

Composition of the Group

TIM holds a majority of the voting rights in all the subsidiaries included in the scope of consolidation.

A complete list of consolidated subsidiaries is provided in the Note “List of companies of the TIM Group”.

SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at December 31, 2016 compared to December 31, 2015 are listed below.

These changes did not have any significant impacts on the Consolidated Financial Statements of the TIM Group at December 31, 2016.

Continuing operations:

Subsidiaries entering/exiting/merged into the scope of consolidation:

Company		Business Unit	Month
Entry:
GESTIONE DUE S.r.l.(*)	New acquisition	Domestic	January 2016
GESTIONE IMMOBILI S.r.l. (*)	New acquisition	Domestic	January 2016
REVI IMMOBILI S.r.l. (*)	New acquisition	Domestic	January 2016
FLASH FIBER S.r.l.	New company	Domestic	July 2016
TELECOM ITALIA SPARKLE RUSSIA LLC	New acquisition	Domestic	July 2016
NOVERCA S.r.l.	New acquisition	Domestic	October 2016
TIMVISION S.r.l.	New company	Domestic	December 2016

Exit:
PURPLE TULIP B.V.	Liquidated	Other Operations	July 2016

Merger:
TELECOM ITALIA DIGITAL SOLUTIONS S.p.A.	Merged into Olivetti S.p.A.	Domestic	January 2016
EMSA SERVIZI S.p.A.	Merged into TIM S.p.A.	Domestic	April 2016
OFI CONSULTING S.r.l.	Merged into TIM S.p.A.	Domestic	April 2016
TELECOM ITALIA INTERNATIONAL N.V.	Merged into Telecom Italia Finance S.A.	Other Operations	August 2016
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	Merged into TIM S.p.A.	Other Operations	August 2016
TELECOM ITALIA INFORMATION TECHNOLOGY S.p.A.	Merged into TIM S.p.A.	Domestic	December 2016

(*)	Later merged into INWIT S.p.A..

Discontinued operations/Non-current assets held for sale:

Companies exiting the scope of consolidation, already classified as discontinued operations:

Company			Month
Exit:
MICRO SISTEMAS S.A.	Sold	Sofora – Telecom Argentina Group	March 2016
NORTEL INVERSORA S.A.	Sold	Sofora – Telecom Argentina Group	March 2016
NUCLEO S.A.	Sold	Sofora – Telecom Argentina Group	March 2016
PERSONAL ENVIOS S.A.	Sold	Sofora – Telecom Argentina Group	March 2016
SOFORA TELECOMUNICACIONES S.A.	Sold	Sofora – Telecom Argentina Group	March 2016
TELECOM ARGENTINA S.A.	Sold	Sofora – Telecom Argentina Group	March 2016
TELECOM ARGENTINA USA Inc.	Sold	Sofora – Telecom Argentina Group	March 2016
TELECOM PERSONAL S.A.	Sold	Sofora – Telecom Argentina Group	March 2016

The breakdown by number of subsidiaries and associates of the TIM Group is as follows:

	12/31/2016
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	25	48	73

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	19	—	19

Total companies	45	48	93

	12/31/2015
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	26	58	84

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	18	—	18

Total companies	45	58	103

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Further details are provided in the Note “List of companies of the TIM Group”.

SUBSIDIARIES WITH SIGNIFICANT NON-CONTROLLING INTERESTS

At December 31, 2016, the TIM Group held equity investments in subsidiaries, with significant non-controlling interests, in relation to the TIM Brasil group.

The figures provided below, stated before the netting and elimination of intragroup accounts, have been prepared in accordance with IFRS and reflect adjustments made at the acquisition date to align the assets and liabilities acquired to their fair value.

Tim Brasil group – Brazil Business Unit

Non-controlling interests held at December 31, 2016 amounted to 33.4% of the share capital of Tim Participações (which in turn holds 100% of the share capital of the operating companies Tim Celular S.A. and Intelig Telecomunicações Ltda), equivalent to the corresponding share of voting rights.

Financial Position Data Tim Brasil group

(millions of euros)	12/31/2016	12/31/2015
Non-current assets	7,822	6,077

Current assets	2,956	2,845

Total Assets	10,778	8,922

Non-current liabilities	2,726	2,164

Current liabilities	2,331	2,230

Total Liabilities	5,057	4,394

Equity	5,721	4,528

of which Non-controlling interests	1,705	1,329

Income statement Data Tim Brasil group

(millions of euros)	2016	2015
Revenues	4,047	4,637

Profit (loss) for the year	194	324

of which Non-controlling interests	65	188

Financial Data Tim Brasil group

In 2016, aggregate cash flows generated a positive amount of 58 million euros, essentially due to a positive exchange rate effect of 311 million euros, without which cash flow would have generated a negative amount of 253 million euros. In 2015, aggregate cash flows generated a negative amount of 186 million euros, due to a negative exchange rate effect of 424 million euros, without which cash flow would have generated a positive amount of 238 million euros. This was driven in part by the effects of the sale of the first three blocks of telecommunication towers to American Tower do Brasil (around 676 million euros).

Lastly, again with reference to the Tim Brasil group and in line with the information given in the Report on Operations – Main risks and uncertainties Section, the main risk factors that could, even significantly, restrict the operations of the Tim Brasil group are listed below:

•	strategic risks (risks related to macroeconomic and political factors, as well as risks associated with foreign exchange restrictions and competition);

•	operational risks (risks related to business continuity and development of the fixed and mobile networks, as well as risks associated with litigation and disputes);

•	financial risks;

•	Regulatory and Compliance risks.

NOTE 4

GOODWILL

Goodwill shows the following breakdown and changes during 2015 and 2016:

(millions of euros)	12/31/2014	Increase	Decrease	Impairments	Exchange differences	12/31/2015
Domestic	28,443	4				28,447

Core Domestic	28,031	4				28,035

International Wholesale	412					412

Brazil	1,471			(240)	(324)	907

Media	29					29

Other Operations	—					—

Total	29,943	4	—	(240)	(324)	29,383

(millions of euros)	12/31/2015	Reclassifications	Increase	Decrease	Impairments	Exchange differences	12/31/2016
Domestic	28,447	29	13				28,489

Core Domestic	28,035	29	13				28,077

International Wholesale	412						412

Brazil	907					216	1,123

Media	29	(29)					—

Other Operations	—						—

Total	29,383	—	13	—	—	216	29,612

The following is noted in particular:

•	the reclassification of the amount of goodwill previously allocated to the Media Business Unit of 29 million euros was due to the redefining of the Group’s Business Units as described in the Note “segment reporting”;

•	the increase for the Domestic Business Unit was due to:

•	the recognition of the goodwill, amounting to 7.8 million euros, resulting from the acquisition of control (100%) of Revi Immobili S.r.l., Gestione Immobili S.r.l. and Gestione Due S.r.l., acquired by INWIT S.p.A. in January 2016 at a price of 8.3 million euros.

•	the recognition of the goodwill, amounting to 5 million euros, resulting from the acquisition of control (100%) of Noverca S.r.l. at a price of 5.1 million euros. This goodwill can be considered provisional, as permitted by IFRS 3.

With regard to the acquisition of the company Alfabook on July 1, 2015, the goodwill provisionally recognized in 2015, amounting to 4 million euros, was confirmed following the completion of the price allocation process required by IFRS 3.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the Cash Generating Units - CGUs) to December 31, 2016 and 2015 can be summarized as follows:

	12/31/2016			12/31/2015
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
Domestic	42,457	(13,968)	28,489	42,301	(13,854)	28,447

Core Domestic	42,045	(13,968)	28,077	41,889	(13,854)	28,035

International Wholesale	412	—	412	412	—	412

Brazil	1,389	(266)	1,123	1,123	(216)	907

Media	—	—	—	143	(114)	29

Other Operations	—	—	—	—	—	—

Total	43,846	(14,234)	29,612	43,567	(14,184)	29,383

The gross carrying amount and the accumulated impairment losses for the Media Business have been reclassified following its incorporation into the Domestic Business Unit from the year 2016.

The figures for the Brazil CGU are stated in euros, converted at the spot exchange rate at the closing date of the financial statements; the carrying amount of goodwill for the CGU, after the impairment loss of 887 million reais applied in 2015, corresponds to 3,854 million reais.

Goodwill is not subject to amortization, but it is tested for impairment at least annually. Accordingly, in preparing the 2016 Annual Report, the TIM Group conducted impairment tests on the recoverability of the goodwill. The results showed that the recoverable amount of the assets at December 31, 2016 was higher than the net carrying amount for all the CGUs.

The recoverability testing was conducted at two levels: at the first level, the recoverable amount was estimated for the assets assigned to the individual cash generating units (or groups of units) to which goodwill is allocated; at the second level, the assets of the Group as a whole were considered.

With regard to the first level test, goodwill has been allocated to the following cash generating units (or groups of units):

Segment	Cash Generating Units (or groups of units)
Domestic	Core Domestic

International Wholesale

Brazil	Tim Brasil

The value used to determine the recoverable amount of all the Cash Generating Units (or groups of units) to which goodwill has been allocated is the value in use.

The value in use estimates have been made, in accordance with IAS 36 and the valuation principles and best practices, based on the expected cash flows in different scenarios. The various expected cash flows are summarized into an average normal cash flow, which has been determined with the aid of the analyses by expert appraisers, based on the data from the (2017-2019) three-year industrial approved by the Board of Directors. For the Brazil and International Wholesale CGUs, no additional risk factors are foreseen, and, accordingly, the expected normal cash flows are the same as those in the Industrial Plan.

In addition, for the purposes of the impairment testing, the figures from the three years of the Industrial Plan (2017-2019) have been supplemented by data extrapolated for two more years, so the explicit forecast period for the future cash flows is a total of five years (2017-2021).

The Industrial Plan (2017-2019) already includes several assessments regarding the elements of risk, together with the countermeasures and responses. Management, with the aid of experts, identified specific risk factors and the related areas to test with challenges, also with respect to their evolution over time. The extrapolation at 2020-2021 enabled the identification of competition factors that only start showing their initial signs from the final forecast year of the Industrial Plan (2017-2019), both in the ultra-broadband and the mobile markets.

For the estimate of the terminal value, the sustainable long-term cash flow was assumed to be the extrapolation of the estimated cash flow at 2021. The forward looking figures are stated in the currency in which they were generated, and therefore in euros for the Domestic CGU and in Brazilian reais for the Brazil CGU. For this unit, the recoverable amount of the assets is denominated in the functional currency and subsequently translated at the spot exchange rate at the reporting date.

The cost of capital used to discount the future cash flows in the estimate of the value in use has been determined as follows:

(3)	it has been estimated using the Capital Asset Pricing Model (CAPM) model, which is one of the generally accepted application criteria referred to in IAS 36;

(4)	it reflects the current market estimates of the time value of money and the specific risks of the groups of assets; it includes appropriate yield premiums for country risk and the risk associated with the depreciation of the currency of denomination of the cash flows;

(5)	it has been calculated using comparative market parameters to estimate the “Beta coefficient” and the weighting coefficient of the equity and debt capital components.

Details are provided below, for each CGU, of the weighted average cost of capital (WACC rate) used to discount the future cash flows, and the equivalent rate before tax.

Details are also provided of the growth rates used to estimate the residual value after the explicit forecast period (the G-Rates), expressed in nominal terms and related to the cash flows in their functional currency. Lastly, details are provided of the implicit capitalization rates, for each CGU, resulting from the difference between the cost of capital, after tax, and the G-Rate.

PRINCIPAL PARAMETERS FOR THE ESTIMATES OF VALUE IN USE

	Core Domestic	International Wholesale	Brazil
WACC	6.39%	6.39%	12.41%

WACC before tax	8.51%	8.28%	16.08%

Growth rate beyond the explicit period (g)	0.5%	0.5%	4.51%

Capitalization rate (WACC-g)	8.01%	7.78%	11.57%

Capex/Revenues, % perpetual	19.3%	5.8%	17.7%

The growth rates of the terminal value “g” of the Domestic segment have been estimated taking into account the expected outlook during the explicit forecast period and are consistent with the range of growth rates applied by the analysts who monitor TIM shares. The estimate of the growth rate for the Brazil CGU also takes into account the country’s expected rate of inflation over the long term, as estimated by market observers.

Separate parameters for the various CGUs have also been used in the estimate of the level of capital expenditure required to sustain the perpetual generation of cash flows after the explicit forecast period, according to the phase of capital expenditure, competitive positioning and the technological infrastructure operated.

The differences between the values in use and the carrying amounts for the main CGUs considered amounted to:

(millions of euros)	Core Domestic	International Wholesale	Brazil
Difference between values in use and net carrying amounts	+6,177	+57	+930

For the estimate of values in use, simulations were conducted on the results with respect to changes in the relevant rate parameters. Details are provided below of the variables needed, when considered individually and in continuity with the others, to make the recoverable amount of the respective CGUs equal to their net carrying amount.

PARAMETERS THAT MAKE THE VALUE IN USE EQUAL TO THE CARRYING AMOUNT

	Core Domestic	International Wholesale	Brazil
WACC before tax	9.58%	8.65%	17.59%

Capitalization rate (WACC-g)	9.08%	8.15%	13.08%

Capex/Revenues, % perpetual	24.5%	6.3%	21.3%

In addition to the average normal cash flows used to determine the value in use of the Core Domestic and Brazil CGUs, sensitivity analyses were also conducted on the risk factors identified by the experts and to take account of the prospects for the market operator. Following these sensitivity analyses the recoverable amount was still higher than the net carrying amount.

With regard to the value testing at overall Group level, the sum of the recoverable amounts of all the CGUs was compared against the carrying amount of the net operating assets in the consolidated financial statements, after appropriate adjustments to take account of the cash flows of Central Functions not allocated to any CGUs. No impairment losses were recorded at this additional level of impairment testing.

NOTE 5

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased by 471 million euros compared to December 31, 2015. Details of the breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Amortization	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	12/31/2015
Industrial patents and intellectual property rights	2,223	1,010	(1,268)	(1)	(243)		349	2,070

Concessions, licenses, trademarks and similar rights	3,120	204	(391)	(3)	(103)		2	2,829

Other intangible assets	134	84	(129)		(4)		(2)	83

Work in progress and advance payments	1,350	661		(3)	(235)	73	(348)	1,498

Total	6,827	1,959	(1,788)	(7)	(585)	73	1	6,480

(millions of euros)	12/31/2015	Additions	Amortization	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	12/31/2016
Industrial patents and intellectual property rights	2,070	990	(1,243)		206		435	2,458

Concessions, licenses, trademarks and similar rights	2,829	87	(393)		89		242	2,854

Other intangible assets	83	128	(107)		5			109

Work in progress and advance payments	1,498	436		(2)	198	73	(673)	1,530

Total	6,480	1,641	(1,743)	(2)	498	73	4	6,951

Additions in 2016 included 289 million euros of internally generated assets (312 million euros in 2015). Further details are provided in the Note “Internally generated assets”.

Industrial patents and intellectual property rights at December 31, 2016 consisted mainly of application software purchased outright and user license rights acquired, amortized over a period between 2 and 5 years. They mainly related to TIM S.p.A. (1,323 million euros) and to the Brazil Business Unit (1,108 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2016 mainly related to:

•	the remaining cost of telephone licenses and similar rights (1,957 million euros for TIM S.p.A., 319 million euros for the Brazil Business Unit), which increased, compared to December 31, 2015, mainly due to the activation of the user rights for the L Band (1452-1492 MHz) for terrestrial electronic communications systems, definitively assigned to TIM S.p.A. in December 2015, following participation in the tender called by the Ministry of Economic Development;

•	Indefeasible Rights of Use - IRU (310 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);

•	TV frequencies of the company Persidera in the Core Domestic segment (119 million euros). The user licenses for the frequencies used for digital terrestrial transmission will expire in 2032.

The net carrying amount of telephone licenses and similar rights (2,276 million euros) and their useful lives are detailed below:

Type	Net carrying amount at 12/31/2016 (millions of euros)	Useful life years	Amortization charge for 2016 (millions of euros)
TIM S.p.A.:
UMTS	671	18	134

UMTS 2100 MHz	37	12	7

Wireless Local Loop	—	15	1

WiMax	6	15	1

LTE 1800 MHz	112	18	9

LTE 800 MHz	780	17	60

LTE 2600 MHz	86	17	7

GSM (extension)	51	3	34

1452-1492 MHz band	214	14	16

Tim Brasil group:
GSM and 3G (UMTS)	233	15	59

4G (LTE)	86	15	8

Other intangible assets at December 31, 2016 essentially consist of capitalized subscriber acquisition costs (SAC) of 93 million euros (63 million euros for the Parent and 30 million euros for the Brazil Business Unit), mainly related to commissions for the sales network, for a number of commercial deals that lock in customers for a set period. Subscriber acquisition costs are amortized over the underlying minimum contract period (between 12 and 36 months).

Work in progress and advance payments were essentially in line with the amount at the start of the period.

•	You are reminded that this item includes the user rights for the 700 MHz frequencies, acquired in 2014 by the Tim Brasil group for a total of 2.9 billion reais. Since the assets require a period of more than 12 months to be ready for use, again in 2016, borrowing costs of 73 million euros have been capitalized, as they are directly attributable to the acquisition. The yearly rate used for the capitalization of borrowing costs in reais is 13.40%. Capitalized borrowing costs in reais have been recorded as a direct reduction of the income statement item “Finance expenses - Interest expenses to banks”.

Amortization and impairment losses have been recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2016 and 2015 can be summarized as follows:

	12/31/2015
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	12,579	(7)	(10,502)	2,070

Concessions, licenses, trademarks and similar rights	6,349	(296)	(3,224)	2,829

Other intangible assets with a finite useful life	862	—	(779)	83

Work in progress and advance payments	1,500	(2)		1,498

Total intangible assets with a finite useful life	21,290	(305)	(14,505)	6,480

	12/31/2016
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	12,241	(7)	(9,776)	2,458

Concessions, licenses, trademarks and similar rights	7,017	(306)	(3,857)	2,854

Other intangible assets	447	—	(338)	109

Work in progress and advance payments	1,532	(2)		1,530

Total intangible assets with a finite useful life	21,237	(315)	(13,971)	6,951

Industrial patents and intellectual property rights included disposals related to the dismissal or rewriting of software (application software and operative systems of equipment) by the Parent Company for a gross carrying amount of 2,535 million euros, which generated an overall loss of a non-significant amount. This decrease was partially offset by the positive exchange differences of around 731 million euros.

Impairment losses on “Concessions, licenses, trademarks and similar rights”, mainly relating to reporting periods prior to 2004, refer to the Indefeasible Rights of Use (IRU) for the transmission capacity and cables for international connections acquired by the TI Sparkle Ireland Telecommunications group (former LanMed). The change in the amount shown for 2016 compared to the previous year is essentially due to the translation into euros of accounts denominated in US dollars.

With regard to the item “Other intangible assets with a finite useful life”, both TIM S.p.A. and the Brazil Business Unit carried out accounting eliminations in relation to fully amortized gross carrying amounts.

NOTE 6

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned increased by 1,288 million euros compared to December 31, 2015. The breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2015
Land	131	25				(3)	18	171

Buildings (civil and industrial)	320	126	(38)		(1)	(5)	42	444

Plant and equipment	10,912	2,342	(2,018)	(3)	(130)	(579)	385	10,909

Manufacturing and distribution equipment	40	16	(15)	(1)			1	41

Other	440	101	(159)		(4)	(39)	39	378

Construction in progress and advance payments	701	578			(3)	(46)	(514)	716

Total	12,544	3,188	(2,230)	(4)	(138)	(672)	(29)	12,659

(millions of euros)	12/31/2015	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2016
Land	171	21		(2)		2	11	203

Buildings (civil and industrial)	444	87	(48)		(1)	4	23	509

Plant and equipment	10,909	2,113	(2,170)		(17)	457	417	11,709

Manufacturing and distribution equipment	41	11	(15)				1	38

Other	378	93	(157)		(5)	28	54	391

Construction in progress and advance payments	716	824		(1)	(1)	54	(495)	1,097

Total	12,659	3,149	(2,390)	(3)	(24)	545	11	13,947

Land comprises both built-up land and available land and is not subject to depreciation. The figure at December 31, 2016 mainly related to TIM S.p.A. (118 million euros) and TIM Real Estate S.r.l. (55 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use, and light constructions. The figure at December 31, 2016 mainly related to TIM S.p.A. (238 million euros) and TIM Real Estate S.r.l. (219 million euros).

With regard to the Real Estate Project initiated at the end of 2014, in the early months of 2016 two more properties plus the related land, previously leased under financial leases, were purchased for a total outlay of 114 million euros; the purchase resulted in additions of 77 million euros under the item “Buildings (civil and industrial)” and of 13 million euros under the item “Land”. In addition, the column “Other changes” includes 25 million euros for the reclassification of the remaining value of these properties and the related improvements made from the assets held under finance leases.

In 2015, four buildings and the related land, previously leased under financial leases, were purchased for a total outlay of 176 million euros; the purchase resulted in additions of 117 million euros under the item “Buildings (civil and industrial)” and of 23 million euros under the item “Land”. In addition, the column “Other changes” included 55 million euros for the reclassification of the remaining value of these properties, from the assets held under finance leases and the related improvements made.

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone services. The figure at December 31, 2016 was mainly attributable to TIM S.p.A. (8,779 million euros) and to companies of the Brazil Business Unit (2,335 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the operations and maintenance of plants and equipment; the amount was essentially in line with the end of the prior year and primarily related to TIM S.p.A..

The item Other mainly consists of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Additions in 2016 were essentially in line with the previous year and included 350 million euros of internally generated assets (344 million euros in 2015). Further details are provided in the Note “Internally generated assets”.

Depreciation, impairment losses and reversals have been recorded in the income statement as components of the operating result. In 2016, TIM S.p.A. revised the useful life of the fixed-network NGAN equipment and the LTE and UMTS mobile transmission equipment (from 9 to 6 years and from 8 to 6 years, respectively). This revision, which was due to the rapid evolution for the NGAN equipment and the progressive replacement of the UMTS technology with LTE technology, resulted in the following:

•	for 2016, higher depreciation of 76 million euros;

•	for 2017, higher depreciation of 73 million euros;

•	for 2018, higher depreciation of 61 million euros.

Depreciation for the years 2016 and 2015 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	2% - 4%

Plant and equipment	3% - 50%

Manufacturing and distribution equipment	20%

Other	10% - 50%

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2016 and 2015 can be summarized as follows:

	12/31/2015
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	173	(2)		171

Buildings (civil and industrial)	1,583	(1)	(1,138)	444

Plant and equipment	66,208	(67)	(55,232)	10,909

Manufacturing and distribution equipment	300	(1)	(258)	41

Other	3,751	(2)	(3,371)	378

Construction in progress and advance payments	717	(1)		716

Total	72,732	(74)	(59,999)	12,659

	12/31/2016
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	207	(4)		203

Buildings (civil and industrial)	1,705	(1)	(1,195)	509

Plant and equipment	69,372	(67)	(57,596)	11,709

Manufacturing and distribution equipment	304	(1)	(265)	38

Other	4,010	(2)	(3,617)	391

Construction in progress and advance payments	1,098	(1)		1,097

Total	76,696	(76)	(62,673)	13,947

The impairment losses on “Plant and equipment”, mainly relating to years prior to 2004, are attributable to TI Sparkle Ireland Telecommunications (former LanMed).

With regard to the gross carrying amounts of tangible assets, in 2016, TIM S.p.A. carried out disposals for a gross carrying amount of 606 million euros mainly in relation to fully depreciated assets. Disposals mainly involved plant and equipment for around 537 million euros.

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases increased by 205 million euros compared to December 31, 2015. The breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Change in financial leasing contracts	Depreciation	Exchange differences	Other changes	12/31/2015
Land under lease			16				16

Buildings (civil and industrial)	813	39	1,162	(105)		(29)	1,880

Plant and equipment	—		337	(9)	(43)	(1)	284

Other	2	1	8	(3)		(1)	7

Construction in progress and advance payments	28	10				(17)	21

Total	843	50	1,523	(117)	(43)	(48)	2,208

(millions of euros)	12/31/2015	Additions	Change in financial leasing contracts	Depreciation	Exchange differences	Other changes	12/31/2016
Land under lease	16						16

Buildings (civil and industrial)	1,880	23	70	(125)		(13)	1,835

Plant and equipment	284		28	(17)	69	1	365

Other	7		134	(16)			125

Construction in progress and advance payments	21	63				(12)	72

Total	2,208	86	232	(158)	69	(24)	2,413

The additions consisted of the acquisition of IRU transmission capacity, due to full payment at the beginning of the contract, and improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The item Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations, almost exclusively attributable to TIM S.p.A..

With regard to the Real Estate Project, the following took place in 2016:

•	two properties were purchased, considered of strategic importance due to their present or foreseeable use, based on the technological evolution of the network and new ICT services. The column “Other changes” includes a total of 25 million euros for the reclassification of the remaining value of these properties and the related improvements made. Five other properties were already purchased by the company or acquired under finance lease with a purchase clause in 2015;

•

the renegotiation and/or conclusion of new contracts was completed for around 350 real estate leases (around 750 in 2015). Prior to these renegotiations, in accordance with IAS 17 (Leasing), part of these contracts had been classified as operating leases with the consequent recognition of the rent under leasing costs in the income statement. The renegotiation and/or conclusion of new contracts resulted, on one hand, in the change of classification from operating leases to financial leases and, on the other hand, with regard to the properties whose contracts were already classified as finance leases, in the “re-measurement” of the value of the property and the related payable. This resulted in an overall impact on the balance sheet at December 31, 2016 of 70 million euros in terms of higher tangible assets (Buildings) and related payables for financial leases.

The item Plant and equipment includes the recognition of the value of the telecommunications towers sold by the Tim Brasil group to American Tower do Brasil and subsequently repurchased in the form of finance lease; the sale of the fourth and fifth tranche, which took place in 2016, resulted in leasebacks of 93 million reais (around 24 million euros at the average exchange rate for 2016). The Tim Brasil group also took out financial leases on newly-built towers for around 4 million euros, as already envisaged in the contractual arrangements with American Tower.

The item Other includes the effects of the new operating leases for around 11,200 motor vehicles, which resulted in their recognition as finance leases. In same way as described above, this reclassification also resulted in an overall impact on the balance sheet at December 31, 2016 of 126 million euros in terms of higher fixed assets and related payables for financial leases.

The item Construction in progress and advance payments includes the increases resulting from the purchase of IRU transmission capacity for 40 million euros by TIM S.p.A..

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2016 and 2015 can be summarized as follows:

	12/31/2015
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land under lease	16			16

Buildings (civil and industrial)	3,275	(27)	(1,368)	1,880

Plant and equipment	293		(9)	284

Other	29		(22)	7

Construction in progress and advance payments	21			21

Total	3,634	(27)	(1,399)	2,208

	12/31/2016
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land under lease	16			16

Buildings (civil and industrial)	3,330	(27)	(1,468)	1,835

Plant and equipment	394		(29)	365

Other	164		(39)	125

Construction in progress and advance payments	72			72

Total	3,976	(27)	(1,536)	2,413

At December 31, 2016 and 2015, finance lease payments due in future years and their present value are as follows:

	12/31/2016		12/31/2015
(millions of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Within 1 year	298	230	270	217

From 2 to 5 years	1,088	707	1,033	680

Beyond 5 years	3,123	1,539	3,032	1,422

Total	4,509	2,476	4,335	2,319

(millions of euros)	12/31/2016	12/31/2015
Future net minimum lease payments	4,509	4,335

Interest portion	(2,033)	(2,016)

Present value of lease payments	2,476	2,319

Finance lease liabilities	2,636	2,424

Financial receivables for lease contracts	(160)	(105)

Total net finance lease liabilities	2,476	2,319

At December 31, 2016, the inflation adjustment to finance lease payments was 16 million euros (28 million euros at December 31, 2015) and related to TIM S.p.A..

NOTE 7

INVESTMENTS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates and joint ventures accounted for using the equity method include:

(millions of euros)	12/31/2016	12/31/2015
Tiglio I	8	8

NordCom	5	4

W.A.Y.	3	3

Other	2	3

Total Associates	18	18

Alfiere	—	23

Total Joint Ventures	—	23

Total investments accounted for using the equity method	18	41

The changes in this item are broken down as follows:

(millions of euros)	12/31/2014	Additions	Disposals and reimbursements of capital	Valuation using equity method	12/31/2015
Tiglio I	8				8

Nordcom	4				4

W.A.Y.	—	3			3

Other	24		(22)	1	3

Total Associates	36	3	(22)	1	18

Alfiere	—	23			23

Total Joint Ventures	—	23	—	—	23

Total investments accounted for using the equity method	36	26	(22)	1	41

(millions of euros)	12/31/2015	Additions	Disposals and reimbursements of capital	Valuation using equity method	12/31/2016
Tiglio I	8			—	8

Nordcom	4			1	5

W.A.Y.	3				3

Other	3			(1)	2

Total Associates	18			—	18

Alfiere	23			(23)	—

Total Joint Ventures	23			(23)	—

Total investments accounted for using the equity method	41	—	—	(23)	18

The item joint ventures relates to the investment in Alfiere S.p.A., a company that owns several buildings in the EUR area in Rome, whose value was essentially written down to nil.

The financial statements at December 31, 2016 by Alfiere S.p.A. is not available yet; concerning the main aggregates data prepared under IFRS and relating to the TIM Group pertaining share of the latest approved financial statements, please refer to the Annual Report 2015 of the TIM Group.

The list of investments accounted for using the equity method is presented in the Note “List of companies of the TIM Group”.

Investments in associates accounted for using the equity method of the TIM Group are not material either individually or in aggregate form.

INVESTMENTS IN STRUCTURED ENTITIES

The TIM Group does not hold investments in structured entities.

OTHER INVESTMENTS

Other investments refer to the following:

(millions of euros)	12/31/2014	Additions	Disposals and reimbursements of capital	Valuation at fair value	Other changes	12/31/2015
Assicurazioni Generali	3			—		3

Fin.Priv.	15			4		19

Sia	11		(11)			—

Northgate Telecom Innovations Partners L.P.		9				9

Other	14					14

Total	43	9	(11)	4	—	45

(millions of euros)	12/31/2015	Additions	Disposals and reimbursements of capital	Valuation at fair value	Other changes	12/31/2016
Assicurazioni Generali	3			(1)		2

Fin.Priv.	19			(2)		17

Northgate Telecom Innovations Partners L.P.	9	5				14

Other	14		(1)	—		13

Total	45	5	(1)	(3)	—	46

In accordance with IAS 39, Other investments represent “Available-for-sale financial assets”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 8

FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

(millions of euros)			12/31/2016	12/31/2015
Non-current financial assets
Securities, financial receivables and other non-current financial assets
Securities other than investments			1	3

Financial receivables for lease contracts			101	70

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			2,497	2,755

Receivables from employees			48	39

Non-hedging derivatives			39	115

Other financial receivables			12	7

Total non-current financial assets	(a	)	2,698	2,989

Current financial assets
Securities other than investments
Held for trading			140	491

Held-to-maturity			—	—

Available-for-sale			1,379	997

			1,519	1,488

Financial receivables and other current financial assets
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)			100	—

Receivables from employees			15	14

Financial receivables for lease contracts			59	35

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			185	152

Non-hedging derivatives			28	150

Other short-term financial receivables			2	1

			389	352

Cash and cash equivalents			3,964	3,559

Total current financial assets	(b	)	5,872	5,399

Financial assets relating to Discontinued operations/Non-current assets held for sale	(c	)	—	227

Total non-current and current financial assets	(a+b+c	)	8,570	8,615

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Financial receivables for lease contracts refer to:

•	Teleleasing lease contracts entered into directly with customers in previous years and for which TIM is the guarantor;

•	the portion of rental contracts, with the rendering of accessory services;

•	finance leases on user rights and equipment.

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature mainly refer to the mark-to-market spot valuation component of the hedging derivatives, whereas Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature mainly consist of accrued income on derivative contracts.

The Non-hedging derivatives consist of the mark-to-market component of the non-hedging derivatives of the Brazil Business Unit.

Further details are provided in the Note “Derivatives”.

Securities other than investments included in current assets relate to:

•	listed securities (1,379 million euros), classified as available-for-sale due beyond three months. They consist of 258 million euros of Italian treasury bonds purchased by TIM S.p.A., 548 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A.; and 573 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012, in replacement of the previous policies in force;

•	securities (140 million euros), classified as held-for-trading, relating to the investment made by the Brazil Business Unit in a monetary fund that invests almost entirely in instruments in US dollars.

Cash and cash equivalents increased by 405 million euros compared to December 31, 2015 and were broken down as follows:

(millions of euros)	12/31/2016	12/31/2015
Liquid assets with banks, financial institutions and post offices	2,491	2,048

Checks, cash and other receivables and deposits for cash flexibility	1	1

Securities other than investments (due within 3 months)	1,472	1,510

Total	3,964	3,559

The different technical forms of investing available cash at December 31, 2016 had the following characteristics:

(1)	maturities: all deposits have a maximum maturity date of three months;

(2)	counterparty risk: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor’s with regard to Europe, and with leading local counterparts with regard to investments in South America;

(3)	Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) included 1,471 million euros (1,414 million euros at December 31, 2015) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) held by the Brazil Business Unit with premier local banking and financial institutions.

NOTE 9

MISCELLANEOUS RECEIVABLES AND OTHER NONCURRENT ASSETS

Miscellaneous receivables and other non-current assets increased by 418 million euros compared to December 31, 2015. They included:

(millions of euros)	12/31/2016	Of which IAS 39 Financial Instruments	12/31/2015	Of which IAS 39 Financial Instruments
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	763	399	565	276

Medium/long-term prepaid expenses	1,459		1,239

Total	2,222	399	1,804	276

Miscellaneous receivables and other non-current assets amounted to 2,222 million euros (1,804 million euros at December 31, 2015) and included Income tax receivables of 113 million euros (96 million euros at December 31, 2015). You are reminded that, as mentioned in Note 1 “Form, content and other general information”, the figure for 2015 of 26 million euros was reclassified from the item “Trade and miscellaneous receivables and other current assets”.

Miscellaneous receivables mainly relate to the Brazil Business Unit (696 million euros; 499 million euros at December 31, 2015) and include the receivables for court deposits of 382 million euros (348 million euros at December 31, 2015).

Medium/long-term prepaid expenses totaled 1,459 million euros (1,239 million euros at December 31, 2015), mainly relating to the deferral of costs connected to the activation of telephone contracts by the Domestic Business Unit.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 10

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

INCOME TAX RECEIVABLES

Non-current and current income tax receivables at December 31, 2016 amounted to 207 million euros (259 million euros at December 31, 2015).

Specifically, they consisted of:

•	non-current income tax receivables of 113 million euros (96 million euros at December 31, 2015);

•	current income tax receivables of 94 million euros (163 million euros at December 31, 2015) mainly relating to the companies of the Brazil Business Unit (85 million euros) and the Domestic Business Unit (8 million euros).

DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The net balance of 584 million euros at December 31, 2016 (530 million euros at December 31, 2015) was broken down as follows.

(millions of euros)	12/31/2016	12/31/2015
Deferred tax assets	877	853

Deferred tax liabilities	(293)	(323)

Total	584	530

Deferred tax assets mainly consisted of 812 million euros for the Domestic Business Unit (817 million euros at December 31, 2015).

Deferred tax liabilities mainly consisted of 208 million euros for Telecom Italia Capital (228 million euros at December 31, 2015) and 32 million euros for the Brazil Business Unit (28 million euros at December 31, 2015).

Since the presentation of deferred tax assets and liabilities in the financial statements takes into account the offsets by legal entity when applicable, the composition of the gross amounts before offsets is presented below:

(millions of euros)	12/31/2016	12/31/2015
Deferred tax assets	1,294	1,300

Deferred tax liabilities	(710)	(770)

Total	584	530

The temporary differences which made up this line item at December 31, 2016 and 2015, as well as the movements during 2016 were as follows:

(millions of euros)	12/31/2015	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	12/31/2016
Deferred tax assets:
Tax loss carryforwards	91	(35)		16	72

Derivatives	536	5	94	(44)	591

Provision for bad debts	164	(16)		6	154

Provisions	328	(64)		10	274

Taxed depreciation and amortization	91	10			101

Other deferred tax assets	90	2	7	3	102

Total	1,300	(98)	101	(9)	1,294

Deferred tax liabilities:
Derivatives	(521)	76		34	(411)

Business combinations - for step-up of net assets in excess of tax basis	(107)	(12)		(23)	(142)

Deferred gains	(16)	12			(4)

Accelerated depreciation	(34)	6			(28)

Other deferred tax liabilities	(92)	(18)		(15)	(125)

Total	(770)	64	—	(4)	(710)

Total Net deferred tax assets (liabilities)	530	(34)	101	(13)	584

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2016 were as follows:

(millions of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2016
Deferred tax assets	344	950	1,294

Deferred tax liabilities	(56)	(654)	(710)

Total Net deferred tax assets (liabilities)	288	296	584

At December 31, 2016, the TIM Group had unused tax loss carryforwards of 2,608 million euros, mainly relating to the Brazil Business Unit and the company Telecom Italia Finance, with the following expiration dates:

Year of expiration	(millions of euros)
2017	—

2018	—

2019	—

2020	—

2021	—

Expiration after 2021	28

Without expiration	2,580

Total unused tax loss carryforwards	2,608

Unused tax loss carryforwards considered in the calculation of deferred tax assets amounted to 193 million euros at December 31, 2016 (273 million euros at December 31, 2015) and mainly referred to the Brazil Business Unit. Deferred tax assets are recognized when it is considered probable that taxable income will be available in the future against which the tax losses can be utilized.

On the other hand, deferred tax assets of 733 million euros (703 million euros at December 31, 2015) have not been recognized on 2,415 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2016, deferred tax liabilities have not been recognized on approximately 1.3 billion euros of tax-suspended reserves and undistributed earnings of subsidiaries, because the TIM Group is in a position to control the timing of the distribution of those reserves and it is probable that those accumulated earnings will not be distributed in the foreseeable future. The contingent liabilities relating to taxes that should be recognized, if these reserves are distributed, are in any case not significant.

INCOME TAX PAYABLES

Income tax payables amounted to 703 million euros (159 million euros at December 31, 2015). They were broken down as follows:

(millions of euros)	12/31/2016	12/31/2015
Income tax payables:
non-current	66	49

current	637	110

Total	703	159

Specifically, the non-current portion, amounting to 66 million euros, related entirely to the Brazil Business Unit, while the current portion, amounting to 637 million euros, related primarily to the Domestic Business Unit (555 million euros) and the Brazil Business Unit (81 million euros).

INCOME TAX EXPENSE

Income tax expense amounted to 928 million euros, also including the Income tax expense from Discontinued operations, and increased by 205 million euros compared to 2015 (723 million euros) mainly due to the higher tax base of the Parent TIM.

The allocation of deferred tax assets and liabilities reflects a reduction to 24% of the IRES tax rate with effect from 2017 (introduced by the 2016 Stability Law (Italian Law no. 208/15) in Article 1.61).

Details are as follows:

(millions of euros)			2016	2015
Current taxes for the year			900	424

Net difference in prior year estimates			(54)	(6)

Total current taxes			846	418

Deferred taxes			34	(15)

Total taxes on continuing operations	(a	)	880	403

Total taxes on Discontinued operations/Non-current assets held for sale	(b	)	48	320

Total income tax expense for the year	(a+b	)	928	723

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (27.5%), and the effective tax expense for the years ended December 31, 2016 and 2015 is the following:

(millions of euros)			2016	2015
Profit (loss) before tax from continuing operations			2,799	453

Theoretical income tax from continuing operations			770	125

Income tax effect on increases (decreases) in variations:
Tax losses of the year not considered recoverable			17	10

Tax losses from prior years not recoverable (recoverable) in future years			(1)	(16)

Non-deductible costs			35	25

Non-deductible goodwill impairment charge			—	66

Effect of change in IRES tax rate			25	31

Prior years’ IRES			(38)	(20)

Brazil: different rate compared to theoretical rate in force in Italy			11	51

Brazil: incentive on investments in the north-east of the country			(31)	(25)

Other net differences			(61)	44

Effective income tax recognized in income statement from continuing operations, excluding IRAP tax			727	291

IRAP tax			153	112

Total effective income tax recognized in income statement from continuing operations	(a	)	880	403

Effective income tax recognized in income statement from Discontinued operations/Non-current assets held for sale	(b	)	48	320

Total effective income tax recognized in income statement	(a)+(b	)	928	723

For the analysis of the tax burden related to the Profit (loss) before tax from continuing operations, the impact of IRAP tax has not been taken into consideration in order to avoid any distorting effect, since that tax only applies to Italian companies and is calculated on a tax base other than pre-tax profit.

NOTE 11

INVENTORIES

Inventories increased by 16 million euros compared to December 31, 2015 and consisted of the following:

(millions of euros)	12/31/2016	12/31/2015
Raw materials and supplies	1	2

Work in progress and semifinished products	3	4

Finished goods	266	248

Total	270	254

The inventories mainly consist of equipment, handsets and relative fixed and mobile telecommunications accessories, as well as office products, special printers and gaming terminals.

Inventories mainly consisted of 226 million euros for the Domestic Business Unit (210 million euros at December 31, 2015) and 42 million euros for the Brazil Business Unit (33 million euros at December 31, 2015).

Inventories are stated net of the provision for bad debts of 27 million euros (41 million euros at December 31, 2015) and their reduction is due to the uses made by Olivetti as a result of the disposal of the Banking operations whose termination had already been confirmed in the previous year.

NOTE 12

TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets increased by 340 million euros compared to December 31, 2015 and were broken down as follows:

(millions of euros)	12/31/2016	of which IAS 39 Financial Instruments	12/31/2015	of which IAS 39 Financial Instruments
Amounts due on construction contracts	33		42

Trade receivables:
Receivables from customers	3,110	3,110	2,893	2,893

Receivables from other telecommunications operators	815	815	767	767

	3,925	3,925	3,660	3,660

Miscellaneous receivables and other current assets:
Other receivables	784	166	816	157

Trade and miscellaneous prepaid expenses	684		568

	1,468	166	1,384	157

Total	5,426	4,091	5,086	3,817

You are reminded that, as mentioned in Note 1 “Form, content and other general information”, the figure for 2015 of 26 million euros was reclassified in the item “Miscellaneous receivables and other non-current assets”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

The aging of financial instruments included in “Trade and miscellaneous receivables and other current assets” at December 31, 2016 and December 31, 2015 was as follows:

				overdue:
(millions of euros)	12/31/2016	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	4,091	3,109	982	373	162	186	261

				overdue:
(millions of euros)	12/31/2015	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	3,817	2,841	976	334	137	175	330

The change in current receivables compared to December 31, 2015 (+268 million euros), was essentially attributable to TIM S.p.A. and the Brazil Business Unit. For the Parent (+159 million euros) the increase mainly reflected the growth in the commercial offers linked to sales with installment payments in the retail customer segment. The increase in the Brazil Business Unit (+185 million euros) includes a positive exchange adjustment of around 122 million euro.

Overdue receivables were essentially unchanged compared to December 31, 2015. Specifically, the Brazil Business Unit reported a decrease of 6 million euros, but this included a positive exchange difference of around 43 million euros, without which there would have been a reduction of around 49 million euros. The amount of overdue receivables increased for Telecom Italia Sparkle S.p.A. and Olivetti S.p.A., both mainly within the first two brackets (i.e., 0-180 days); in particular Telecom Italia Sparkle S.p.A. recorded an increase in volumes of traffic with national operators in 2016, partially offset by the accompanying increase in payables, in addition to the delay in several major receipts, which were not settled until the early weeks of the following year.

The significant reduction in the “More than 365 days” bracket (-69 million euros) was mainly attributable to TIM S.p.A., and was due to the reduction in receivables positions with Other Telecommunications Operators.

Trade receivables amounted to 3,925 million euros (3,660 million euros at December 31, 2015) and were net of the provision for bad debts of 648 million euros (614 million euros at December 31, 2015). They included 82 million euros (107 million euros at December 31, 2015) of medium/long-term receivables, principally in respect of agreements for the sale of Indefeasible Rights of Use (IRU).

Trade receivables mainly related to TIM S.p.A. (2,587 million euros) and the Brazil Business Unit (858 million euros).

Movements in the provision for bad debts were as follows:

(millions of euros)	2016	2015
At January 1	614	685

Provision charges to the income statement	233	234

Utilization and decreases	(220)	(277)

Exchange differences and other changes	21	(28)

At December 31	648	614

The amount of the provision consisted of:

•	279 million euros (274 million euros at December 31, 2015) of specific write-downs, made by identifying the individual credit positions that have particular elements of risk;

•	369 million euros (340 million euros at December 31, 2015) of specific write-downs, made on the basis of the average of uncollected amounts, estimated per customer segment based on statistical indicators.

Other receivables amounted to 784 million euros (816 million euros at December 31, 2015) and were net of a provision for bad debts of 72 million euros (93 million euros at December 31, 2015). Details are as follows:

(millions of euros)	12/31/2016	12/31/2015
Advances to suppliers	41	24

Receivables from employees	26	24

Tax receivables	228	300

Receivables for grants from the government and public entities	242	233

Sundry receivables	247	235

Total	784	816

Tax receivables included 200 million euros relating to the Brazil Business Unit, largely with reference to local indirect taxes, and 27 million euros relating to the Domestic Business Unit, partly represented by credits resulting from tax returns, other taxes and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Italian Decree Law 258/2006, converted with amendments by Italian Law 278/2006.

Receivables for grants from the government and public entities (242 million euros) mainly relate to Ultra-Broadband-UBB and Broadband-BB projects. The grants are recognized to the income statement, when the related plants become ready for use upon satisfaction of specific requirements for each band.

Sundry receivables mainly included:

•	receivables from factoring companies, totaling 63 million euros, of which 22 million euros from Mediocredito Italiano (an Intesa Sanpaolo group company) and 41 million euros from other factoring companies;

•	receivables from social security and assistance agencies due to TIM S.p.A. of 30 million euros;

•	miscellaneous receivables due to TIM S.p.A. from other licensed TLC operators (45 million euros).

Trade and miscellaneous prepaid expenses mainly related to building leases, rent and maintenance payments, as well as the deferral of costs related to contracts for the activation of telecommunications services. In particular, trade prepaid expenses mainly referring to the Parent (427 million euros for the deferral of costs attributable to the activation of new contracts with customers, 32 million euros for building leases, 75 million euros for rent and maintenance payments, and 27 million euros for insurance premiums).

NOTE 13

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

On March 8, 2016, following the approval by the Enacom, the Argentinian communications regulatory authority, the TIM Group completed the sale of the entire remaining interest in Sofora - Telecom Argentina.

The total amount from entire transaction was over 960 million USD, including:

•	proceeds of 550.6 million USD received on March 8, 2016 for the investment in Sofora; The impact in terms of the statement of cash flows (item “Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of”) was 492 million euros;

•	additional proceeds of 50 million USD, also received on March 8, 2016, from other shareholders of Sofora, with respect to ancillary agreements to the transaction;

•	the overall sum of 329.5 million USD received previously in connection with sales of investments and other associated assets to Fintech completed between December 2013 and October 2014; and

•	the amount of 30 million USD resulting from the provision of technical support services to the Telecom Argentina group companies.

— • —

A summary is provided below of the income statement impacts from the Sofora - Telecom Argentina group and its sale; the figures for 2016 have been translated at the average exchange rate for the period January 1 – March 8 (15.7981 pesos per euro), whereas the figures for 2015 have been translated at the related average exchange rate (10,2689 pesos per euro):

(millions of euros)			1/1 - 3/8 2016	2015
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues			504	3,943

Other income			1	4

Operating expenses			(372)	(2,892)

Gains/(losses) on disposal of non-current assets			—	2

Net impairment losses on goodwill and other non-current assets			—	(22)

Operating profit (loss) (EBIT)			133	1,035

Finance income (expenses), net			(42)	(94)

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale			91	941

Income tax expense			(32)	(320)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(a	)	59	621

Other minor entries	(b	)		(10)

Profit (loss) from discontinued operations/non-current assets held for sale – entities sold	(c= a+b	)	59	611

Income statement effects on the selling entities:
Net gains on disposal			307

Transfer to the separate consolidated income statement of the Reserve for exchange differences on translating foreign operations			(304)

Income tax expense relating to the disposal			(15)

	(d	)	(12)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(c+d	)	47	611

Attributable to:
Owners of the Parent			(3)	89

Non-controlling interests			50	522

The earnings per share from Discontinued operations/Non-current assets held for sale, for 2016 and 2015 are shown in the table below:

(euros)	1/1 - 3/8 2016	2015
Earnings per share from Discontinued operations/Non-current assets held for sale
(Basic=Diluted)
Ordinary Share	0.00	0.03

Savings Share	0.00	0.03

— • —

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the “Discontinued operations/Non-current assets held for sale” are broken down as follows:

(millions of euros)	1/1 - 3/8 2016	2015
Discontinued operations/Non-current assets held for sale:
Cash flows from (used in) operating activities	130	810

Cash flows from (used in) investing activities	(117)	(1,058)

Cash flows from (used in) financing activities	(58)	229

Total	(45)	(19)

NOTE 14

EQUITY

Equity consisted of:

(millions of euros)	12/31/2016	12/31/2015
Equity attributable to owners of the Parent	21,207	17,554

Non-controlling interests	2,346	3,695

Total	23,553	21,249

The composition of Equity attributable to owners of the Parent is the following:

(millions of euros)		12/31/2016		12/31/2015
Share capital		11,587		10,650

Additional paid-in capital		2,094		1,731

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		7,526		5,173

Reserve for available-for-sale financial assets	39		32

Reserve for cash flow hedges	(551)		(249)

Reserve for exchange differences on translating foreign operations	(366)		(1,413)

Reserve for remeasurements of employee defined benefit plans (IAS 19)	(113)		(87)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method	—		—

Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	8,517		6,890

Total		21,207		17,554

Movements in Share Capital in 2016, amounting to 11,587 million euros, net of treasury shares of 90 million euros, are shown in the tables below:

Reconciliation between the number of shares outstanding at December 31, 2015 and December 31, 2016

(number of shares)			at 12/31/2015	Share issues	at 12/31/2016	% of share capital
Ordinary shares issued	(a	)	13,499,911,771	1,703,210,812	15,203,122,583	71.61%

less: treasury shares	(b	)	(163,754,388)	—	(163,754,388)

Ordinary shares outstanding	(c	)	13,336,157,383	1,703,210,812	15,039,368,195

Savings shares issued and outstanding	(d	)	6,027,791,699	—	6,027,791,699	28.39%

Total TIM S.p.A. shares issued	(a+d	)	19,527,703,470	1,703,210,812	21,230,914,282	100.00%

Total TIM S.p.A. shares outstanding	(c+d	)	19,363,949,082	1,703,210,812	21,067,159,894

Reconciliation between the value of outstanding shares at December 31, 2015 and December 31, 2016

(millions of euros)			Share capital at 12/31/2015	Change in share capital	Share capital at 12/31/2016
Ordinary shares issued	(a	)	7,425	937	8,362

less: treasury shares	(b	)	(90)	—	(90)

Ordinary shares outstanding	(c	)	7,335	937	8,272

Savings shares issued and outstanding	(d	)	3,315	—	3,315

Total TIM S.p.A. share capital issued	(a+d	)	10,740	937	11,677

Total TIM S.p.A. share capital outstanding	(c+d	)	10,650	937	11,587

Share capital increased by 937 million euros as a result of the full conversion into new TIM ordinary shares of the “€1,300,000,000 6.125 per cent. Guaranteed Subordinated Mandatory Convertible Bonds due 2016”, issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A.. The issue of a total of 1,703,210,812 new shares took place on:

•	September 22, 2016 for 360,100 new shares following the voluntary conversion of 3 bonds;

•	November 15, 2016 for 1,702,850,712 new shares following the mandatory conversion of 12,997 bonds still outstanding upon maturity of the bond.

The total value of the ordinary treasury shares at December 31, 2016, amounting to 510 million euros, was recorded as follows: the part relating to accounting par value (90 million euros) was recognized as a deduction from share capital issued and the remaining part as a deduction from Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year.

SHARE CAPITAL INFORMATION

The TIM S.p.A. ordinary and savings shares are listed respectively in Italy (FTSE index) and on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of equity, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the financial markets of the euro, U.S. dollar and Pound sterling areas to minimize costs), taking care to reduce the refinancing risk.

The remuneration of equity is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Rights of savings shares

The rights of the TIM S.p.A. savings shares are indicated below:

•	the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the 0.55 euros per share;

•	after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of 0.55 euros per share;

•	if in any one year dividends of below 5% of the 0.55 euros per share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•	in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those separate financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•	the reduction of share capital as a result of losses does not affect the savings shares except for the amount of the loss which is not covered by the portion of the share capital represented by the other shares;

•	upon the wind-up of TIM S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital up to the amount of 0.55 euros per share;

•	in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask TIM S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

The Additional Paid-in capital, amounting to 2,094 million euros, increased by 363 million euros compared to December 31, 2015, as a result of the above-mentioned conversion into new TIM ordinary shares of the “€1,300,000,000 6.125 per cent. Guaranteed Subordinated Mandatory Convertible Bonds due 2016”.

Other reserves moved through the Statements of comprehensive income comprised:

•	The Reserve for available-for-sale financial assets, which had a positive balance of 39 million euros at December 31, 2016, representing an increase of 7 million euros compared to December 31, 2015. The increase was attributable to the unrealized gains on the securities portfolio of Telecom Italia Finance (5 million euros), the positive fair value adjustment of other available-for-sale financial assets held by the Parent TIM (5 million euros), and the unrealized losses on the investments in Assicurazioni Generali and Fin.Priv. of the Parent TIM (3 million euros). This reserve is expressed net of deferred tax liabilities of 13 million euros (at December 31, 2015, it was expressed net of deferred tax liabilities of 11 million euros).

•	The Reserve for cash flow hedges, had a negative balance of 551 million euros at December 31, 2016, (negative 249 million euros at December 31, 2015). This reserve is expressed net of deferred tax assets of 167 million euros (at December 31, 2015, it was expressed net of deferred tax assets of 77 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements (“cash flow hedge”).

•

The Reserve for exchange differences on translating foreign operations showed a negative balance of 366 million euros at December 31, 2016, mainly related to exchange differences in euros on the translation of the financial statements of the companies in the Brazil

Business Unit (negative by 414 million euros). At December 31, 2015 this reserve had a negative balance of 1,413 million euros, mainly related to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit (negative by 1,181 million euros) and in the Sofora - Telecom Argentina group sold in 2016 (negative by 266 million euros).

•	The Reserve for remeasurements of employee defined benefit plans, which had a negative balance of 113 million euros, was down 26 million euros compared to December 31, 2015. This reserve is expressed net of deferred tax assets of 27 million euros (at December 31, 2015, it was expressed net of deferred tax assets of 20 million euros). In particular, this reserve includes the recognition of changes in actuarial gains (losses).

•	The Share of other profits (losses) of associates and joint ventures accounted for using the equity method, was nil at December 31, 2016, and at December 31, 2015.

Other sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year amounted to 8,517 million euros, and increased by 1,627 million euros, as detailed below:

(millions of euros)	2016	2015
Profit (loss) for the year attributable to Owners of the Parent	1,808	(70)

Dividends approved - TIM S.p.A.	(166)	(166)

INWIT - effect of sale of the non-controlling interest	—	279

Merger of Telecom Italia Media S.p.A. into TIM S.p.A..	—	(39)

Convertible bond issue maturing 2022 - equity component	—	186

Issue of equity instruments	1	1

Other changes	(16)	10

Change for the year in Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	1,627	201

Equity attributable to Non-controlling interests amounted to 2,346 million euros, mainly relating to the companies of the Brazil Business Unit (1,705 million euros) and the company Inwit (593 million euros), and was down 1,349 million euros compared to December 31, 2015, as detailed below:

(millions of euros)	2016	2015
Profit (loss) for the year attributable to Non-controlling interests	158	731

Group Company dividends paid to non-controlling shareholders	(38)	(125)

Changes in the Reserve for exchange differences on translating foreign operations	109	(1,039)

INWIT - effect of sale of the non-controlling interest	—	560

Merger of Telecom Italia Media S.p.A. into TIM S.p.A..	—	17

Disposal of the Sofora – Telecom Argentina group	(1,582)	—

Other changes	4	35

Change for the year in Equity attributable to Non-controlling interests	(1,349)	179

The Reserve for exchange differences on translating foreign operations attributable to non-controlling interests showed a negative balance of 235 million euros at December 31, 2016, related entirely to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit. At December 31, 2015 this reserve had a negative balance of 2,294 million euros, related to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit (negative by 557 million euros) and in the Sofora - Telecom Argentina group sold in 2016 (negative by 1,737 million euros).

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

NOTE 15

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)			12/31/2016	12/31/2015
Financial payables (medium/long-term):
Bonds			18,537	18,081

Convertible bonds			1,832	1,802

Amounts due to banks			5,461	5,778

Other financial payables			306	991

			26,136	26,652

Finance lease liabilities (medium/long-term)			2,444	2,271

Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			1,876	1,595

Non-hedging derivatives			13	—

Other liabilities			—	—

			1,889	1,595

Total non-current financial liabilities	(a	)	30,469	30,518

Financial payables (short-term):
Bonds			2,589	2,318

Convertible bonds			6	1,363

Amounts due to banks			1,072	1,482

Other financial payables			117	233

			3,784	5,396

Finance lease liabilities (short-term)			192	153

Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			69	84

Non-hedging derivatives			11	591

Other liabilities			—	—

			80	675

Total current financial liabilities	(b	)	4,056	6,224

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c	)	—	348

Total Financial liabilities (Gross financial debt)	(a+b+c	)	34,525	37,090

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2016		12/31/2015
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	7,504	7,119	8,463	7,774

GBP	2,017	2,356	2,041	2,781

BRL	7,128	2,075	6,442	1,515

JPY	20,032	162	20,036	153

EURO		22,813		24,519

Total excluding Discontinued Operations		34,525		36,742

Discontinued operations		—		348

Total		34,525		37,090

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	12/31/2016	12/31/2015
Up to 2.5%	5,041	7,165

From 2.5% to 5%	9,368	6,536

From 5% to 7.5%	12,629	14,719

From 7.5% to 10%	3,918	4,542

Over 10%	673	483

Accruals/deferrals, MTM and derivatives	2,896	3,297

Total excluding Discontinued Operations	34,525	36,742

Discontinued operations	—	348

Total	34,525	37,090

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	12/31/2016	12/31/2015
Up to 2.5%	9,410	9,835

From 2.5% to 5%	7,775	6,760

From 5% to 7.5%	10,586	12,617

From 7.5% to 10%	1,430	2,371

Over 10%	2,428	1,862

Accruals/deferrals, MTM and derivatives	2,896	3,297

Total excluding Discontinued Operations	34,525	36,742

Discontinued operations	—	348

Total	34,525	37,090

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 12/31 of the year:
(millions of euros)	2017	2018	2019	2020	2021	After 2021	Total
Bonds	2,049	1,817	2,546	1,267	563	14,175	22,417

Loans and other financial liabilities	567	1,355	1,918	750	702	225	5,517

Finance lease liabilities	141	124	110	109	108	1,984	2,576

Total	2,757	3,296	4,574	2,126	1,373	16,384	30,510

Current financial liabilities	596	—	—	—	—	—	596

Total	3,353	3,296	4,574	2,126	1,373	16,384	31,106

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	12/31/2016	12/31/2015
Non-current portion	18,537	18,081

Current portion	2,589	2,318

Total carrying amount	21,126	20,399

Fair value adjustment and measurements at amortized cost	(709)	(752)

Total nominal repayment amount	20,417	19,647

The convertible bonds included the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by TIM S.p.A., convertible into newly-issued ordinary shares maturing in 2022.

•	This item was broken down as follows:

(millions of euros)	12/31/2016	12/31/2015
Non-current portion	1,832	1,802

Current portion	6	1,363

Total carrying amount	1,838	3,165

Fair value adjustment and measurements at amortized cost	162	135

Total nominal repayment amount	2,000	3,300

The “€1,300,000,000 6.125% Guaranteed Subordinated Mandatory Convertible Bonds due 2016” issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A., was converted on November 15, 2016, based on the relevant conversion ratio determined at 131,018.75372 according to the terms and conditions of the loan, into 1,702,850,712 new TIM ordinary shares, representing around 11.2% of the ordinary share capital of the Company, and 8% also considering the savings shares.

We remind that on September 22, 2016 a total of 360,100 TIM ordinary shares have already been issued following a voluntary conversion notice for the nominal amount of 300,000 euros.

The nominal repayment amount of the bonds and convertible bonds totaled 22,417 million euros and was down 530 million euros compared to December 31, 2015 (22,947 million euros), as a result of the new issues and repayments in 2016.

The following table lists the bonds issued by companies of the TIM Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/16 (%)	Market value at 12/31/16 (millions of euros)
Bonds issued by TIM S.p.A.
Euro	544.6	544.6	7.000%	10/20/11	1/20/17	(a) 100.185	100.719	548

Euro	628.2	628.2	4.500%	9/20/12	9/20/17	99.693	103.521	650

GBP	750	876	7.375%	5/26/09	12/15/17	99.608	105.366	923

Euro	592.9	592.9	4.750%	5/25/11	5/25/18	99.889	106.472	631

Euro	581.9	581.9	6.125%	6/15/12	12/14/18	99.737	111.581	649

Euro	832.4	832.4	5.375%	1/29/04	1/29/19	99.070	110.636	921

GBP	850	992.8	6.375%	6/24/04	6/24/19	98.850	109.492	1,087

Euro	719.4	719.4	4.000%	12/21/12	1/21/20	99.184	109.264	786

Euro	547.5	547.5	4.875%	9/25/13	9/25/20	98.966	113.086	619

Euro	563.6	563.6	4.500%	1/23/14	1/25/21	99.447	112.347	633

Euro	(b) 200.8	200.8	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	201

Euro	883.9	883.9	5.250%	2/10/10	2/10/22	99.295	116.242	1,027

Euro	(c)2,000	2,000	1.125%	3/26/15	3/26/22	100	97.535	1,951

Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	105.744	1,057

GBP	375	438	5.875%	5/19/06	5/19/23	99.622	111.401	488

Euro	750	750	3.625%	1/20/16	1/19/24	99.632	106.882	802

USD	1,500	1,423	5.303%	5/30/14	5/30/24	100	98.250	1,398

Euro	1,000	1,000	3.000%	9/30/16	9/30/25	99.806	100.874	1,009

Euro	1,000	1,000	3.625%	5/25/16	5/25/26	100	102.774	1,028

Euro	670	670	5.250%	3/17/05	3/17/55	99.667	100.624	674

Subtotal		16,245						17,082

Bonds issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A.
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a) 109.646	128.264	1,302

Subtotal		1,015						1,302

Bonds issued by Telecom Italia Capital S.A. and guaranteed by TIM S.p.A.
USD	(d) 676.6	641.9	6.999%	6/4/08	6/4/18	100	106.792	686

USD	(d) 759.7	720.6	7.175%	6/18/09	6/18/19	100	110.682	798

USD	1,000	948.7	6.375%	10/29/03	11/15/33	99.558	95.937	910

USD	1,000	948.7	6.000%	10/6/04	9/30/34	99.081	92.902	881

USD	1,000	948.7	7.200%	7/18/06	7/18/36	99.440	98.906	938

USD	1,000	948.7	7.721%	6/4/08	6/4/38	100	103.500	982

Subtotal		5,157.3						5,195

Total		22,417.3						23,579

(a)	Weighted average issue price for bonds issued with more than one tranche.
(b)	Reserved for employees.
(c)	Bond convertible into newly-issued TIM S.p.A. ordinary treasury shares.
(d)	Net of the securities bought back by TIM S.p.A. on July 20, 2015.

The regulations and the Offering Circulars relating to the bonds of the TIM Group are available on the corporate website www.telecomitalia.com.

The following table lists the changes in bonds during 2016:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 750 million euros 3.625% maturing 1/19/2024	Euro	750	1/20/2016

Telecom Italia S.p.A. 1,000 million euros 3.625% maturing 5/25/2026	Euro	1,000	5/25/2016

Telecom Italia S.p.A. 1,000 million euros 3.000% maturing 9/30/2025	Euro	1,000	9/30/2016

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016

Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016

Telecom Italia S.p.A. 400 million euros, Euribor 3M+ 0.79%	Euro	400	6/7/2016

(1)	Net of buybacks by the Company of 337 million euros during 2014 and 2015.
(2)	Net of buybacks by the Company of 142 million euros during 2014.

Buybacks

Bond Name	Outstanding nominal amount prior to the buyback (GBP)	Repurchased nominal amount (GBP)	Buyback price	Buyback date
Telecom Italia S.p.A. - 400 million British pounds, maturing May 2023, coupon 5.875%	400,000,000	25,000,000	111.000%	6/29/2016

Medium/long-term amounts due to banks of 5,461 million euros (5,778 million euros at December 31, 2015) decreased by 317 million euros. Short-term amounts due to banks totaled 1,072 million euros (1,482 million euros at December 31, 2015) and included 577 million euros of the current portion of medium/long-term amounts due to banks.

Medium/long-term other financial payables amounting to 306 million euros (991 million euros at December 31, 2015) fell by 685 million euros (following the repayment of the debt security in favor of the Fintech group amounting to 600.6 million USD for the completion of the sale of ownership interests held by the TIM Group in Sofora – Telecom Argentina) and included:

•	100 million euros of TIM S.p.A.’s loan from Cassa Depositi e Prestiti expiring in April 2019;

•	158 million euros of Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029.

Short-term other financial payables amounting 117 million euros (233 million euros at December 31, 2015) decreased by 116 million euros and included 14 million euros of the current portion of the medium/long-term other financial payables.

Medium/long-term finance lease liabilities totaled 2,444 million euros (2,271 million euros at December 31, 2015) and mainly related to property leases accounted for using the financial method established by IAS 17.

Short-term finance lease liabilities amounted to 192 million euros (153 million euros at December 31, 2015).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 1,876 million euros (1,595 million euros at December 31, 2015). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 69 million euros (84 million euros at December 31, 2015).

Non-hedging derivatives classified under non-current financial liabilities totaled 13 million euros (zero at December 31, 2015), while non-hedging derivatives classified under current financial liabilities amounted to 11 million euros (591 million euros at December 31, 2015, of which 565 million euros relating to the value of the embedded option in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A. – “Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”). These also include the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

“COVENANTS” AND “NEGATIVE PLEDGES” EXISTING AT DECEMBER 31, 2016

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the TIM Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With regard to the loans taken out by TIM S.p.A. with the European Investment Bank (“EIB”), at December 31, 2016, the nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	with the 500 million euros loan, signed on December 14, 2015, TIM undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than TIM S.p.A. – except for the cases when that debt is fully and irrevocably secured by TIM S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

•	EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,150 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, must apply the following covenants:

•	“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event TIM commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on TIM’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

•	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, TIM must immediately inform the EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

The loan agreements of TIM S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, TIM is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including the establishment of guarantees or the early repayment of the amount paid and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by TIM, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of December 31, 2016, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

REVOLVING CREDIT FACILITY

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2016:

	12/31/2016		12/31/2015
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

TIM has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down. The beneficial changes to the economic terms of the Revolving Credit Facilities took effect from January 4, 2016, together with the two-year extension to those facilities.

TIM also has:

•	a bilateral Term Loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Cassa Depositi e Prestiti expiring April 2019, for 100 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	a Hot Money loan with Banca Popolare dell’Emilia Romagna expiring July 2017 for 200 million euros, drawn down for the full amount.

TIM’S RATING AT DECEMBER 31, 2016

At December 31, 2016, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

NOTE 16

NET FINANCIAL DEBT

The following table shows the net financial debt at December 31, 2016 and December 31, 2015, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of the European Commission Regulation on Prospectuses”, issued on February 10, 2005 by the European Securities & Markets Authority (ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of the net financial debt determined according to the criteria indicated by the ESMA and net financial debt calculated according to the criteria of the TIM Group.

(millions of euros)			12/31/2016	12/31/2015
Non-current financial liabilities			30,469	30,518

Current financial liabilities			4,056	6,224

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	348

Total Gross financial debt	(a	)	34,525	37,090

Non-current financial assets (°)
Non-current financial receivables for lease contract			(101)	(70)

Non-current hedging derivatives			(2,497)	(2,755)

	(b	)	(2,598)	(2,825)

Current financial assets
Securities other than investments			(1,519)	(1,488)

Financial receivables and other current financial assets			(389)	(352)

Cash and cash equivalents			(3,964)	(3,559)

Financial assets relating to Discontinued operations/Non-current assets held for sale			—	(227)

	(c	)	(5,872)	(5,626)

Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	26,055	28,639

Non-current financial assets (°)
Securities other than investments			(1)	(3)

Other financial receivables and other non-current financial assets			(99)	(161)

	(e	)	(100)	(164)

Net financial debt(*)	(f=d+e	)	25,955	28,475

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g	)	(836)	(1,197)

Adjusted net financial debt	(f+g	)	25,119	27,278

(°)	At December 31, 2016 and at December 31, 2015, “Non-current financial assets” (b+e) amounted to 2,698 million euros and 2,989 million euros, respectively.
(*)	For details of the effects of related party transactions on net financial debt, see the specific table in the Note “Related party transactions”.

NOTE 17

FINANCIAL RISK MANAGEMENT

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES OF THE TIM GROUP

The TIM Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of non-fulfillment of obligations undertaken by the counterparty with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the establishment, at central level, of guidelines for directing operations;

•	the work of an internal committee that monitors the level of exposure to market risks in accordance with preestablished general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach preestablished objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the TIM Group are described below.

IDENTIFICATION OF RISKS AND ANALYSIS

The TIM Group is exposed to market risks, as a result of changes in interest rates and exchange rates, in the markets in which it operates or has bond issues, mainly in Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the TIM Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that set composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been set, on the basis of the nominal amount, in the range 65%-75% for the fixed-rate component and 25%-35% for the variable-rate component.

In managing market risk, the Group has adopted Guidelines on “Management and control of financial risk” and mainly uses the following financial derivatives:

•	Interest Rate Swaps (IRS), to modify the profile of the original exposure to interest rate risks on loans and bonds, both fixed and variable;

•	Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards, to convert loans and bonds issued in currencies other than euro – principally in US dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for managing exchange rate and interest rate risk on instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-set the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with banking and financial counterparties with at least a “BBB-” rating from Standard & Poor’s or an equivalent rating. The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•	sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the consolidated financial statements at December 31, 2016;

•	the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments, which are accounted for at amortized cost, are not subject to interest rate risk as defined by IFRS 7;

•	in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, offset each other almost entirely in the income statement for the year. As a result, these financial instruments are not exposed to interest rate risk;

•	the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly, they are included in this analysis;

•	the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly, they are included in this analysis.

Exchange rate risk – Sensitivity analysis

At December 31, 2016 (and also at December 31, 2015), the exchange risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. Accordingly, a sensitivity analysis was not performed on exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rates affect the fair value measurement of the Group’s derivatives. In particular:

•	with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in line with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•	if at December 31, 2016 the interest rates in the various markets in which the TIM Group operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the income tax effect, would have been recognized in the income statement of 50 million euros (60 million euros at December 31, 2015).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

	12/31/2016			12/31/2015
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Bonds	17,978	4,439	22,417	18,836	4,111	22,947

Loans and other financial liabilities	3,588	4,505	8,093	3,576	5,370	8,946

Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	21,566	8,944	30,510	22,412	9,481	31,893

Total current financial liabilities (*)	221	375	596	121	784	905

Total excluding Discontinued Operations	21,787	9,319	31,106	22,533	10,265	32,798

Discontinued operations	—	—	—	340	—	340

Total	21,787	9,319	31,106	22,873	10,265	33,138

(*)	At December 31, 2016, variable-rate current liabilities included 83 million euros of payables to other lenders for installments paid in advance, which are classified in this line item even though they are not correlated to a definite rate parameter (99 million euros at December 31, 2015).

Total Financial assets (at the nominal investment amount)

	12/31/2016			12/31/2015
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Cash and cash equivalents	—	2,592	2,592	—	2,049	2,049

Securities	1,390	1,586	2,976	1,006	1,653	2,659

Other receivables	1,531	167	1,698	1,333	538	1,871

Total excluding Discontinued Operations	2,921	4,345	7,266	2,339	4,240	6,579

Discontinued operations	—	—	—	164	63	227

Total	2,921	4,345	7,266	2,503	4,303	6,806

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	12/31/2016		12/31/2015
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Bonds	22,141	5.44	22,626	5.71

Loans and other financial liabilities	9,487	3.88	10,819	3.34

Total (*)	31,628	4.97	33,445	4.94

(*)	Does not include Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature.

Total Financial assets

	12/31/2016		12/31/2015
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Cash and cash equivalents	2,592	0.05	2,049	0.19

Securities	2,976	7.17	2,659	7.25

Other receivables	230	5.23	163	5.16

Total (*)	5,798	3.91	4,871	4.21

(*)	Does not include Discontinued operations/Non-current assets held for sale of a financial nature.

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

CREDIT RISK

Exposure to credit risk for the TIM Group consists of possible losses that could arise from the failure of either commercial or financial counterparties to fulfill their assumed obligations. Such exposure mainly stems from general economic and financial factors, the potential occurrence of specific insolvency situations of some borrowers and other more strictly technical-commercial or administrative factors.

The TIM Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

Risk related to trade receivables is managed using customer scoring and analysis systems. For specific categories of trade receivables, the Group also makes use of factoring, mainly on a “non-recourse” basis.

Provision charges for bad debts are recorded for specific credit positions that have an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note “Trade and miscellaneous receivables and other current assets”.

For the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources;

•	bond portfolio management: the investment of certain level of medium term liquidity, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterparty, deposits of the European companies are made with leading banking and financial institutions rated no lower than “investment grade”. Investments by the companies in South America are made with leading local counterparties. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there is a bond portfolio in which the investments have a low level of risk. All investments have been carried out in compliance with the Group Guidelines on “Management and control of financial risk”.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparties. Consequently, there are no significant positions with any one single counterparty.

LIQUIDITY RISK

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

11% of gross financial debt at December 31, 2016 (nominal repayment amount) will become due in the next 12 months.

Current financial assets at December 31, 2016, together with unused committed bank lines, ensure complete coverage of the Group’s financial liabilities that will become due over the next 24 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2016. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

	maturing by 12/31 of the year:
(millions of euros)		2017	2018	2019	2020	2021	After 2021	Total
Bonds	Principal	2,049	1,817	2,546	1,267	563	14,175	22,417

	Interest portion	1,188	1,024	892	750	695	6,585	11,134

Loans and other financial liabilities	Principal	567	1,355	1,918	750	702	225	5,517

	Interest portion	149	82	2	(54)	(70)	(1,088)	(979)

Finance lease liabilities	Principal	141	124	110	109	108	1,984	2,576

	Interest portion	152	146	140	133	126	1,269	1,966

Non-current financial liabilities (*)	Principal	2,757	3,296	4,574	2,126	1,373	16,384	30,510

	Interest portion	1,489	1,252	1,034	829	751	6,766	12,121

Current financial liabilities	Principal	596	—	—	—	—	—	596

	Interest portion	6	—	—	—	—	—	6

Total Financial liabilities	Principal	3,353	3,296	4,574	2,126	1,373	16,384	31,106

	Interest portion	1,495	1,252	1,034	829	751	6,766	12,127

(*)	These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31 of the year:
(millions of euros)	2017	2018	2019	2020	2021	After 2021	Total
Disbursements	504	445	356	299	298	2,900	4,802

Receipts	(703)	(597)	(525)	(427)	(427)	(4,182)	(6,861)

Hedging derivatives – net (receipts) disbursements	(199)	(152)	(169)	(128)	(129)	(1,282)	(2,059)

Disbursements	107	195	179	70	15	14	580

Receipts	(89)	(173)	(165)	(86)	(12)	(12)	(537)

Non-Hedging derivatives – net (receipts) disbursements	18	22	14	(16)	3	2	43

Total net receipts (disbursements)	(181)	(130)	(155)	(144)	(126)	(1,280)	(2,016)

MARKET VALUE OF DERIVATIVES

In order to determine the fair value of derivatives, the TIM Group uses various valuation models.

The mark-to-market calculation is determined by the present value discounting of the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the difference between the interest rates paid/received.

The market value of CCIRSs, on the other hand, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs involve the exchange of the reference interest and principal, in the respective currencies of denomination.

The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, risk-free rate of return, current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and exercise price.

NOTE 18

DERIVATIVES

Derivative financial instruments are used by the TIM Group to hedge its exposure to foreign exchange rate risk, to manage interest rate risk and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments in place at December 31, 2016 are principally used to manage debt positions. They include interest rate swaps (IRSs) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRSs), and currency forwards to convert the loans/receivables secured in currencies different from the functional currencies of the various Group companies.

IRS transactions, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

The following table shows the derivative financial instruments of the TIM Group at December 31, 2016 and at December 31, 2015, by type (for cross currency and interest rate swaps the notional amount refers to the synthetic coverage):

Type (millions of euros)	Hedged risk	Notional amount at 12/31/2016	Notional amount at 12/31/2015	Spot (*) Mark- to-Market (Clean Price) at 12/31/2016	Spot* Mark- to-Market (Clean Price) at 12/31/2015
Interest rate swaps	Interest rate risk	3,334	2,889	42	35

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	851	851	46	215

Total Fair Value Hedge Derivatives **		4,185	3,740	88	250

Interest rate swaps	Interest rate risk	—	800	—	(8)

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	7,952	8,521	551	889

Forward and FX Options	Currency exchange rate risk	—	455	—	—

Total Cash Flow Hedge Derivatives **		7,952	9,776	551	881

Total Non-Hedge Accounting Derivatives***		484	2,319	51	(316)

Total Telecom Italia Group Derivatives		12,621	15,835	690	815

*	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

**	On the 2009 issue in GBP there are two hedges, in FVH and CFH; accordingly, although it is a single issue, the notional amount of the hedge is included in both the FVH and CFH groupings.

***	Unlike in 2015, the figure for 2016 was not affected by the embedded option of the Mandatory Convertible Bond (which matured in November).

The hedging of cash flows by cash flow hedges was considered highly effective and at December 31, 2016 led to:

•	recognition in equity of unrealized losses of 392 million euros;

•	reversal from equity to the income statement of net expenses from exchange rate adjustments of 19 million euros.

The transactions hedged by cash flow hedges will generate cash flows and produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
GBP	850	Jan-17	Jun-19	6.375%	Annually

GBP	375	Jan-17	May-23	5.875%	Annually

USD	186	Jan-17	Oct-29	5.45%	Semiannually

USD	1,000	Jan-17	Nov-33	6.375%	Semiannually

USD	1,000	Jan-17	July-36	7.20%	Semiannually

USD	677	Jan-17	Jun-18	6.999%	Semiannually

USD	1,000	Jan-17	Jun-38	7.721%	Semiannually

GBP	750	Jan-17	Dec-17	3.72755%	Annually

USD	760	Jan-17	Jun-19	7.175%	Semiannually

USD	1,000	Jan-17	Sept-34	6%	Semiannually

USD	1,500	Jan-17	May-24	5.303%	Semiannually

USD	186	Jan-17	Oct-29	0.75%	Semiannually

USD	186	Jan-17	Oct-17	1.00%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for cash flow hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In essence, the portfolio risk must be significantly less than the risk of the hedged item.

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2016 was positive by 2 million euros (without considering the effects due to the application of Credit Value Adjustment/Debt Value Adjustment - CVA/DVA).

NOTE 19

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

For the purposes of the comparative information between the carrying amounts and the fair value of financial instruments, required by IFRS 7, the majority of the non-current financial liabilities of the TIM Group consist of bonds, whose fair value is directly observable in the financial markets, as they are financial instruments that, due to their size and diffusion among investors, are commonly traded on the relevant markets (see the Note “Current and non-current financial liabilities”). For other types of financing, however, the following assumptions have been made in determining fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: fair value has been assumed to be the present value of future cash flows using market interest rates at December 31, 2016;

•	for some types of loans granted by government institutions for social development purposes, for which fair value cannot be reliably calculated, the carrying amount has been used.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

•	Level 1: quoted prices in active market;

•	Level 2: prices calculated using observable market inputs;

•	Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2016 and December 31, 2015 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses. It does not include Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale.

Key for IAS 39 categories

Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2016

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories		Carrying amount in financial statements at 12/31/2016	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2016
ASSETS
Loans and Receivables	LaR		8,631	8,629	2						8,631

Non-current assets
• Receivables from employees		8)	48	48

• Other financial receivables		8)	12	12

• Miscellaneous receivables (non-current)		9)	399	397	2

Current assets
• Receivables from employees		8)	15	15

• Other short-term financial receivables		8)	102	102

• Cash and cash equivalents		8)	3,964	3,964

• Trade receivables		12)	3,925	3,925

• Other receivables (current)		12)	166	166

Available-for-Sale financial assets	AfS		1,426		27	1,399					1,426

Non-current assets
• Other investments		7)	46		27	19		2	17

• Securities other than investments		8)	1			1		1

Current assets
• Securities other than investments available-for-sale		8)	1,379			1,379		1,379

Financial assets at fair value through profit or loss held for trading	FAHfT		207				207				207

Non-current assets
• Non-hedging derivatives		8)	39				39		39

Current assets
• Non-hedging derivatives		8)	28				28		28

• Securities other than investments held for trading		8)	140				140	140

Hedging Derivatives	HD		2,682			2,578	104				2,682

Non-current assets
• Hedging derivatives		8)	2,497			2,454	43		2,497

Current assets
• Hedging derivatives		8)	185			124	61		185

Financial receivables for lease contracts	n.a.		160							160	160

Non-current assets		8)	101							101

Current assets		8)	59							59

Total			13,106	8,629	29	3,977	311	1,522	2,766	160	13,106

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories		Carrying amount in financial statements at 12/31/2016	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2016
LIABILITIES
Financial Liabilities at Amortized Cost	FLAC/HD		35,259	35,259							35,517

Non-current liabilities
• Financial payables (medium/long- term)		15)	26,136	26,136							—

Current liabilities
• Financial payables (short term)		15)	3,784	3,784							—

• Trade and miscellaneous payables and other current liabilities		23)	5,339	5,339

Financial liabilities at fair value through profit or loss held for trading	FLHfT		24				24				24

Non-current liabilities
• Non-hedging derivatives		15)	13				13		13

Current liabilities
• Non-hedging derivatives		15)	11				11		11

Hedging Derivatives	HD		1,945			1,943	2				1,945

Non-current liabilities
• Hedging derivatives (medium/long- term)		15)	1,876			1,874	2		1,876

Current liabilities
• Hedging Derivatives (short term)		15)	69			69	—		69

Finance lease liabilities	n.a.		2,636							2,636	3,921

Non-current liabilities		15)	2,444							2,444

Current liabilities		15)	192							192

Total			39,864	35,259	—	1,943	26	—	1,969	2,636	41,407

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2015

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories		Carrying amount 12/31/2015	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2015
ASSETS
Loans and Receivables	LaR		7,713	7,710	3						7,713

Non-current assets
• Receivables from employees		8)	39	39

• Other financial receivables		8)	7	7

• Miscellaneous receivables (non-current)		9)	276	273	3

Current assets
• Receivables from employees		8)	14	14

• Other short-term financial receivables		8)	1	1

• Cash and cash equivalents		8)	3,559	3,559

• Trade receivables		12)	3,660	3,660

• Other receivables (current)		12)	157	157

Available-for-Sale financial assets	AfS		1,045		23	1,022					1,045

Non-current assets
• Other investments		7)	45		23	22		3	19

• Securities other than investments		8)	3			3		3

Current assets
• Securities other than investments available-for-sale		8)	997			997		997

Financial assets at fair value through profit or loss held for trading	FAHfT		756				756				756

Non-current assets
• Non-hedging derivatives		8)	115				115		115

Current assets
• Non-hedging derivatives		8)	150				150		150

• Securities other than investments held for trading		8)	491				491	491

Hedging Derivatives	HD		2,907			2,642	265				2,907

Non-current assets
• Hedging derivatives		8)	2,755			2,504	251		2,755

Current assets
• Hedging derivatives		8)	152			138	14		152

Financial receivables for lease contracts	n.a.		105							105	105

Non-current assets		8)	70							70

Current assets		8)	35							35

Total			12,526	7,710	26	3,664	1,021	1,494	3,191	105	12,526

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories		Carrying amount 12/31/2015	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2015
LIABILITIES
Financial Liabilities at Amortized Cost	FLAC/HD		37,015	37,015							39,519

Non-current liabilities
• Financial payables (medium/long- term)		15)	26,652	26,652							—

Current liabilities
• Financial payables (short term)		15)	5,396	5,396							—

• Trade and miscellaneous payables and other current liabilities		23)	4,967	4,967

Financial liabilities at fair value through profit or loss held for trading	FLHfT		591				591				591

Non-current liabilities
• Non-hedging derivatives			—				—		—

Current liabilities
• Non-hedging derivatives		15)	591				591		591

Hedging Derivatives	HD		1,679			1,677	2				1,679

Non-current liabilities
• Hedging derivatives (medium/long- term)		15)	1,595			1,593	2		1,595

Current liabilities
• Hedging Derivatives (short term)		15)	84			84	—		84

Finance lease liabilities	n.a.		2,424							2,424	3,622

Non-current liabilities		15)	2,271							2,271

Current liabilities		15)	153							153

Total			41,709	37,015	—	1,677	593	—	2,270	2,424	45,411

Gains and losses by IAS 39 category - Year 2016

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2016 (1)	of which interest
Loans and Receivables	LaR	(258)	139

Available-for-Sale financial assets	AfS	12

Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	456

Financial Liabilities at Amortized Cost	FLAC	(1,454)	1,481

Total		(1,244)	1,620

1)	Of which 2 million euros for fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Gains and losses by IAS 39 category - Year 2015

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2015 (1)	of which interest
Loans and Receivables	LaR	(207)	202

Available-for-Sale financial assets	AfS	36

Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	(305)

Financial Liabilities at Amortized Cost	FLAC	(2,013)	(1,636)

Total		(2,489)	(1,434)

1)	Of which 4 million euros for fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

NOTE 20

EMPLOYEE BENEFITS

Employee benefits decreased by 69 million euros compared to December 31, 2015 and were broken down as follows:

(millions of euros)			12/31/2014	Increases/ Present value	Decrease	Exchange differences and other changes	12/31/2015
Provision for employee severance indemnities	(a	)	1,031	6	(22)	3	1,018

Provision for pension and other plans			25	—	(2)	—	23

Provision for termination benefit incentives			5	416	(8)	—	413

Total other provisions for employee benefits	(b	)	30	416	(10)	—	436

Total	(a+b	)	1,061	422	(32)	3	1,454

of which:
non-current portion			1,056				1,420

current portion (*)			5				34

(*)	The current portion refers only to Other provisions for employee benefits.

(millions of euros)			12/31/2015	Increases/ Present value	Decrease	Exchange differences and other changes	12/31/2016
Provision for employee severance indemnities	(a	)	1,018	49	(59)	1	1,009

Provision for pension and other plans			23	7	(2)	—	28

Provision for termination benefit incentives			413	101	(160)	(6)	348

Total other provisions for employee benefits	(b	)	436	108	(162)	(6)	376

Total	(a+b	)	1,454	157	(221)	(5)	1,385

of which:
non-current portion			1,420				1,355

current portion (*)			34				30

(*)	The current portion refers only to Other provisions for employee benefits.

The Provision for employee severance indemnities only refers to Italian companies and decreased overall by 9 million euros. The reduction of 59 million euros under “Decreases” refers to indemnities paid during the year to employees who terminated employment or for advances. The increase of 49 million euros in the column “Increases/Present value” consists of the following:

(millions of euros)	2016	2015
Current service cost (*)		—

Finance expenses	16	22

Net actuarial (gains) losses for the year	33	(16)

Total	49	6

Effective return on plan assets	there are no assets servicing the plan

(*)	Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses”, in “Social security expenses”, and not as “Employee severance indemnities expenses”. The latter account will still be used only for the accruals of companies with less than 50 employees, amounting to 0.3 million euros in 2016 (essentially unchanged compared to 2015).

The net actuarial losses recognized at December 31, 2016, totaling 33 million euros (actuarial gains of 16 million euros in 2015), are essentially the result of the change in the discount rate of 1.31% applied, from the 2.03% of December 31, 2015. To take account of the expected future progressive increase in the inflation rate, which is currently particularly low, the rate has been differentiated over the individual years for the actuarial calculation, as detailed further below.

According to national law, the amount of provision for employee severance indemnities to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-set interest. The liability is not associated with any vesting condition or period or any funding obligation; accordingly, there are no assets servicing the provision. The liability is recognized net of the partial prepayments of the fund and the payments of the amounts obtained by employees for the reasons permitted by the applicable regulations.

Under the regulations introduced by Italian Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), for companies with at least 50 employees, the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “defined contribution plan”.

However, for all companies, the revaluations of the amounts in the provision for employee severance indemnities existing at the election date, and also the amounts accrued and not assigned to supplementary pension plans for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19 (2011), the provision has been recognized as a “defined benefit plan”.

In application of IAS 19, the employee severance indemnities have been calculated using the “Projected Unit Credit Method” as follows:

•	the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.). The estimate of future benefits includes any increases for additional service seniority, as well as the estimated increase in the compensation level at the measurement date – only for employees of companies with less than 50 employees during the year 2006;

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit actually has to be paid;

•	the liability of each company concerned has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees during the year 2006) or by identifying the amount of the average present value of future benefits which refer to the past service already accrued by the employee in the company at the measurement date (for the others), i.e. adopting the “service pro-rate”.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives
Inflation rate
2017	1.10% per annum	1.10% per annum
2018	1.30% per annum	1.30% per annum
2019 onwards	1.50% per annum	1.50% per annum
Discount rate	1.31% per annum	1.31% per annum
Employee severance indemnities annual increase rate
2017	2.325% per annum	2.325% per annum
2018	2.475% per annum	2.475% per annum
2019 onwards	2.625% per annum	2.625% per annum

Increase in compensation:
equal to or less than 40 years of age	1.0% per annum	1.0% per annum
over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum
over 55 years of age	0.0% per annum	0.0% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives
Probability of death	RG 48 mortality tables published by “Ragioneria Generale dello Stato”	RG 48 mortality tables published by “Ragioneria Generale dello Stato”
Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex
Probability of resignation:
up to 40 years of age	6.50%	1.00%
From 41 to 50 years of age	2.00%	0.50%
From 51 to 59 years of age	2.00%	0.50%
From 60 to 64 years of age	20.00%	6.50%
Over 65 years of age	None	None
Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Italian Law 214 of December 22, 2011
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	1.5 per annum %	1.5 per annum %

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2016 of 1,009 million euros (1,018 million euros at the end of 2015).

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumption that were reasonably possible at that date, stated in amounts.

The weighted average duration of the obligation is 12.3 years.

CHANGES IN ASSUMPTIONS	Amounts (millions of euros)
Turnover rate:
+0.25 p.p.	(9)

- 0.25 p.p.	10

Annual inflation rate:
+0.25 p.p.	22

- 0.25 p.p.	(22)

Annual discount rate:
+0.25 p.p.	(29)

- 0.25 p.p.	30

The Provision for pension and other plans amounted to 28 million euros at December 31, 2016 (23 million euros at December 31, 2015) and mainly represented pension plans in place at foreign companies of the Group.

The Provision for termination benefit incentives fell by a total of 65 million euros and included the recognition of the net impacts resulting from the various agreements with the trade unions signed during 2015 and 2016 by TIM S.p.A. and TI Information Technology. These agreements are part of the process of dialog between the parties, aimed at managing redundancies resulting from the streamlining processes affecting all the companies operating in the TLC sector. It also includes provisions made by Telecom Italia Sparkle S.p.A., of 10 million euros, by Olivetti S.p.A., of 3 million euros, and by HR Services, of 2 million euros.

More details are provided in the Note “Employee benefits expenses”.

NOTE 21

PROVISIONS

Provisions decreased by 13 million euros compared to December 31, 2015 and were broken down as follows:

(millions of euros)	12/31/2015	Increase	Taken to income	Used directly	Exchange differences and other changes	12/31/2016
Provision for taxation and tax risks	119	3	(11)	(4)	12	119

Provision for restoration costs	332	9	—	(10)	(5)	326

Provision for legal disputes	472	127	(1)	(156)	15	457

Provision for commercial risks	15	34	—	(3)	—	46

Provision for risks and charges on investments and corporate-related transactions	40	—	(11)	(1)	—	28

Other provisions	19	1	(1)	(10)	(1)	8

Total	997	174	(24)	(184)	21	984

of which:
non-current portion	551					830

current portion	446					154

The non-current portion of provisions for risks and charges mainly relates to the provision for restoration costs. In accordance with the accounting standards, the total amount of the provision is calculated by re-measuring the amounts for which a probable outlay is envisaged, based on the on the inflation rates estimated for the individual due dates, and subsequently discounted to the reporting date based on the average cost of debt, taking into account cash outflow forecasts.

The provision for taxation and tax risks was unchanged compared to December 31, 2015.

The provision for restoration costs related to the provision for the estimated cost of dismantling tangible assets (in particular: batteries, wooden poles and equipment) and for the restoration of the sites used for mobile telephony by companies belonging to the Domestic Business Unit (320 million euros) and to the Brazil Business Unit (6 million euros).

The provision for legal disputes included the provision for litigation with employees, social security entities, regulatory authorities and other counterparties.

The figure at December 31, 2016 includes 380 million euros for the Domestic Business Unit and 77 million euros for the Brazil Business Unit. The uses mainly consisted of 84 million euros for the Brazil Business Unit and 70 million euros for the Domestic Business Unit and mainly resulted from settlement agreements reached.

The provision for commercial risks increased by 31 million euros and was essentially attributable to the companies of the Domestic Business Unit (44 million euros).

The provision for risks and charges on investments and corporate-related transactions decreased by 12 million euros essentially as a result of amounts taken to income.

Other provisions fell by 11 million euros compared to the end of 2015 essentially due to the uses made by the companies of the Domestic Business Unit.

TIM Group Consolidated financial statements	Note 21 Provisions	228

NOTE 22

MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities increased by 178 million euros compared to December 31, 2015 and were broken down as follows:

(millions of euros)	12/31/2016	12/31/2015
Payables to social security agencies	116	23

Capital grants	371	270

Deferred income	1,033	1,069

Income tax payables (*)	66	49

Other	21	18

Total	1,607	1,429

(*)	Analyzed in the Note “Income tax expense”.

You are reminded that, as mentioned in Note 1 “Form, content and other general information”, the figure for 2015 of 319 million euros was reclassified from the item “Trade and miscellaneous payables and other current liabilities”.

Payables to social security agencies related to the remaining amount due to the INPS for estimated employee benefit obligations owed under Italian Law 58/1992, as well as – from 2015 – the amount due to the INPS for the application of the 2015 arrangements relating to Article 4 paragraphs 1-7ter, of Italian Law 92 of June 28, 2012, the “Fornero law” (see the Note “Employee benefits expenses” for more details). Details are as follows:

(millions of euros)	12/31/2016	12/31/2015
Non-current payables:
Due from 2 to 5 years after the end of the reporting period	107	13

Due beyond 5 years after the end of the reporting period	9	10

	116	23

Current payables	69	8

Total	185	31

The item capital grants represents the component still to be released to the income statement based on the remaining useful life (estimated at around 18 years) of the assets that the grants refer to. The increase in the figure at December 31, 2016, of 101 million euros mainly relates to the construction of infrastructure for the Ultra-Broadband-UBB and Broadband-BB projects.

Deferred income includes 268 million euros (286 million euros at December 31, 2015) for the deferral of revenues from the activation of the telephone service of TIM S.p.A.. This item also includes the non-current portion (around 273 million euros) of the deferred gain on the sale and lease back of the telecommunication towers of the Brazil Business Unit.

TIM Group Consolidated financial statements	Note 22 Miscellaneous payables and other non-current liabilities	229

NOTE 23

TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities increased by 83 million euros compared to December 31, 2015 and were broken down as follows:

(millions of euros)			12/31/2016	Of which IAS 39 Financial Instruments	12/31/2015	Of which IAS 39 Financial Instruments
Payables on construction work	(a	)	25		29

Trade payables
Payables to suppliers			4,532	4,532	4,000	4,000

Payables to other telecommunication operators			323	323	409	409

	(b	)	4,855	4,855	4,409	4,409

Tax payables	(c	)	292		265

Miscellaneous payables and other current liabilities
Payables for employee compensation			319		317

Payables to social security agencies			215		172

Trade and miscellaneous deferred income			488		471

Advances received			53		41

Customer-related items			847	199	920	209

Payables for TLC operating fee			15		24

Dividends approved, but not yet paid to shareholders			33	33	53	53

Other current liabilities			320	252	382	296

Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year			30		34

Provisions for risks and charges for the current portion expected to be settled within 1 year			154		446

	(d	)	2,474	484	2,860	558

Total	(a+b+c+d	)	7,646	5,339	7,563	4,967

You are reminded that, as mentioned in Note 1 “Form, content and other general information”, the figure for 2015 of 319 million euros was reclassified in the item “Miscellaneous payables and other non-current liabilities”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables amounting to 4,855 million euros (4,409 million euros at December 31, 2015), mainly refer to TIM S.p.A. (3,098 million euros) and to companies belonging to the Brazil Business Unit (1,354 million euros).

Tax payables refer in particular to TIM S.p.A. and relate to the withholding tax payables to the tax authorities as withholding agent (76 million euros), the payable for the government concession tax (26 million euros) and the VAT payable (16 million euros). They also included other tax payables of the Brazil Business Unit of 153 million euros.

NOTE 24

CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which TIM Group companies are involved as of 31 December 2016, as well as those that came to an end during the financial year.

The TIM Group has posted liabilities totaling 386 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

The Rome Public Prosecutor’s Office has challenged the judgement of the Court of Rome of October 2013 with which the three former managers of Telecom Italia Sparkle were fully acquitted of the charges of transnational conspiracy for the purpose of tax evasion and false declarations through the use of invoices or other documents for non-existent transactions (“carousel fraud”), also in relation to the position of the Telecom Italia Sparkle employees; currently, judgement is pending in the Court of Appeal in Rome. Telecom Italia Sparkle is still being investigated for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of conspiracy and translational money laundering.

Following the outcome of the immediate trial, the Company fully released the provisions for risk in the profit and loss account during 2014 and obtained from the Judicial Authority the release and return of all the sums issued to guarantee any obligations deriving from the application of Legislative Decree 231/2001; the sum of 1,549,000 euros, which corresponds to the maximum fine applicable for the administrative offence, still remains under seizure.

As for risks of a fiscal nature, it should be noted that in February 2014 the Revenues Agency (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of the fines – 25% of the “crime related costs” unduly deducted – total 280 million euros. In this respect the Company has filed an appeal to the Provincial Tax Commission in April 2014. The Commission rejected the appeal with a decision filed in May 2016.

The Company lodged an appeal with the Regional Tax Commission in October, opposing the judgement in the first instance, requesting a suspension of the enforcement of this first instance judgement subject to presentation of an appropriate guarantee. In December last year, the Provincial Tax Commission of Rome granted this suspension and fixed the date for a hearing on the merits in April 2017.

Given the favorable outcome of associated criminal proceedings, the Company believes the risk to be only potential and has not therefore made any provisions in the financial statements.

International tax and regulatory disputes

On 22 March 2011 Tim Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million reais as of the date of the notification, including fines and interest, as a result of the completion of a tax investigation of financial years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A (previously called Maxitel), companies which have been progressively incorporated into Tim Celular with the aim of rationalizing the corporate structure in Brazil.

The assessment notice includes various adjustments; the main claims may be summarized as follows:

•	non-recognition of the fiscal effects of the merger of Tim Nordeste Telecomunicações S.A. and Maxitel S.A.;

•	non-recognition of the tax-deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”).

The adjustments included in the assessment notice were challenged by Tim Celular, before the administrative court, with the submission of an initial defence on 20 April 2011. On 20 April 2012, Tim Celular received notification of the decision of the administrative court of first instance which confirmed the findings set out in the assessment notice; Tim Celular promptly filed an appeal against this decision on 21 May 2012.

The Company, as confirmed by fitting legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

Again with regard to Tim Participações’ subsidiary Brazilian companies, other cases of tax disputes are present including for significant amounts but with a risk of losing deemed improbable (for the aforementioned companies), on the basis of the legal opinions issued to the companies.

The most relevant cases relate to the fiscal deductibility of the write-down of goodwill, indirect taxation and contributions to the local regulatory authority (ANATEL). Of the main disputes concerning indirect taxation, several disputes regarding lowering the tax base on the basis of discounts granted to customers may be noted; the regulatory authority however alleges that the company did not pay sufficient contributions to the FUST/FUNTTEL funds.

In December 2013 Tim Celular received a tax assessment served by the Brazilian Federal District Finance Secretariat equal to approximately 582 million Reais at the date of formal notice, including penalties and interest, on account of alleged non-payments of indirect taxes for the years 2008 to 2012. The assessment was served following a decision by the Supreme Court declaring that a state tax incentive was unconstitutional. The Company promptly filed an initial defence statement, in administrative proceedings, in January 2014. On 23 October 2015, TIM Celular was served notice of the decision of the lower administrative court which substantially confirmed the claims included in the assessment notice, although it reduced the amount in dispute, but by a small amount. TIM Celular promptly filed an appeal, again in administrative proceedings, against this decision on 24 November 2015. Also on the basis of specific legal advice, Tim Celular does not consider an unfavorable outcome to be likely.

Finally, in December 2016, the state of São Paulo notified Tim Celular of a claim similar in nature to the previous one, for a sum which, as of the date of the claim, amounted to 52 million reais (including penalties and interest); in this case, too, the assessment carried out by the company rates the risk of losing the case improbable.

Administrative offence charge pursuant to Legislative Decree 231/2001 for the so-called TIM Security Affair.

In December 2008 TIM received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 TIM definitively ceased to be a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company. In the hearing before Section One of the Milan Court of Assizes, TIM acted in the dual role of civil party and civilly liable party. In fact, on the one hand it was admitted as civil party against all the defendants for all charges, and on the other it was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit & Compliance Services (now incorporated into TIM) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking.

After the lengthy evidence hearings, 22 civil parties filed claims for compensation, also against TIM as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarized its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case. In February 2013, Section 1 of the Milan Court of Assizes issued the first instance judgement, sentencing the defendants to terms of imprisonment of between 7 years and 6 months and one year. The Court also recognized that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party TIM, to compensate said damages, totaling 270,000 euros (in part jointly and severally with Pirelli) plus legal fees; at the same time the Court also sentenced the defendants to pay compensation for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgement also recognized the existence of non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company. In November 2013 the grounds for the judgement in the first instance were published (which, for its part, the Company decided not to contest). At the end of the appeal, which was brought by the convicted defendants, the judgement in the first instance was partly reversed. The appeal judge took note of the fact that the time-limit had expired on the majority of the charges, and made an order not to proceed against the defendants who had been convicted in the lower court, with the exception of two, who were found guilty of the offence of revealing information which was subject to a prohibition on disclosure. As for the civil judgements, the Court revoked those made by the judge of first instance and ruled in favor of three ministries, AGCM and the Revenues Agency. The Court also decided to revoke the provisional sum of 10 million euros awarded to the Company as civil party at the end of the proceedings in the court of first instance, making a generic ruling that the defendants should pay compensatory civil damages. Finally, the appeal judge also rejected all the demands for compensation advanced in the appeals by certain civil parties for a total of about 60 million euros, in respect of which the Company has the role of party liable for damages.

Irregularities concerning transactions for the leasing/rental of assets

In relation to the irregularities detected with regard to some leasing and rental transactions, which in some cases led to disputes relating to Direct Taxes and VAT, the Company arranged to make provision for risks; the actual amount of the risk provision is around 4.6 million euros.

— • —

It should be noted that for some disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardize the position of TIM or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case A428

At the conclusion of case A428, in May 2013, Italian Competition Authority AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on TIM for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from TIM itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

TIM appealed against the decision before the Regional Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged: infringement of its rights to defend itself in the proceedings, the circumstance that the organizational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the industry regulator (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the TIM retail department (hence the lack of any form of inequality of treatment and/or opportunistic behavior by TIM), and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In May 2014, the judgement of the Lazio TAR was published, rejecting TIM’s appeal and confirming the fines imposed in the original order challenged. In September 2014 the Company appealed against this decision.

In May 2015, with the judgement no. 2497/15, the Council of State found the decision of the court of first instance did not present the deficiencies alleged by TIM and confirmed the AGCM ruling. The company had already proceeded to pay the fines and the accrued interest.

In a decision notified in July 2015, AGCM started proceedings for non-compliance against TIM, to ascertain if the Company had respected the notice to comply requiring it to refrain from undertaking behaviors analogous to those that were the object of the breach ascertained with the concluding decision in case A428 dated May 2013.

On 13 January 2017 TIM was notified of the conclusive assessment of the Italian Competition Authority (AGCM), acknowledging that TIM has fully complied with the judgement in proceedings A428 and that therefore the conditions do not exist for the imposition of any sanctions for non-compliance.

AGCM recognizes, furthermore, that TIM’s behavior subsequently to the 2013 proceedings has been directed towards continuous improvement of its performance in the supply of wholesale access services concerning not only the services which were the subject of the investigation, but also the new super-fast broadband access services. In assessing compliance, AGCM recognized the positive impact of the implementation, albeit not yet completed, of TIM’s New Equivalence Model (NME). AGCM’s decision forces TIM to: (i) proceed with the implementation of the NME until its completion which is expected to be by 30 April 2017; (ii) to inform the Authority about the performance levels of the systems for providing wholesale access services and about the completion of the corresponding internal reorganization plan by the end of May 2017.

In March 2017, Vodafone lodged an appeal with the Regional Administrative Court of Lazio against the final decision in the proceedings for non-compliance taken by AGCM. TIM will file an appearance.

Italian Competition Authority Case I-761

With a ruling issued on 10 July 2013, AGCM (the Italian Competition Authority) extended to TIM the investigation started in March of the same year into some firms active in the fixed network maintenance sector. The investigation aims to establish if an agreement exists that is prohibited under article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the ICA was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The ICA alleged that TIM carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to communications regulator AGCom.

TIM challenged these proceedings before the Administrative Court (TAR), sustaining that the ICA does not have competence in this matter.

On 7 July 2014, the ICA notified the objective extension of the proceedings to check if the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With the extension provision, the ICA has also extended the deadline for closing the proceedings from the original date of 31 July 2014 to 31 July 2015. This extension was also challenged before the Lazio Administrative Court (TAR) sustaining that the Italian Competition Authority does not have competence in this matter.

In November 2014, for reasons of procedural economy and also convinced that it was acting legitimately, TIM presented to the Authority a proposal of undertakings in order to resolve the competition concerns subject of the investigation. In its resolution of 19 December 2014 the ICA considered that these undertakings were not manifestly groundless and later ordered their publication for the purposes of market testing.

On 25 March 2015, the ICA definitively rejected the aforesaid undertakings, considering them not suitable for removing the anticompetitive aspects investigated.

On 21 July 2015 the Communication of the Results of the Investigation was served on the parties to the proceedings, in which the Offices of ICA expressed their position in the sense of (i) archiving the complaints regarding the abuse of dominant position and (ii) confirming, instead, that there exists between TIM and the maintenance firms an agreement to coordinate the economic offers drawn up for Wind and Fastweb, and to prevent the unbundled supply of the ancillary technical services.

On 16 December 2015, the final order was issued, confirming the conclusions of the Communication of the Results of the Investigation, sustaining that, between 2012 and 2013, there existed an agreement that restricted competition, and as a result imposed a fine of 21.5 million euros on the Company. The relevant market is the corrective maintenance (assurance) market and, more precisely, the market for troubleshooting the TIM LLU lines. The purpose of the conduct maintained by the Company and the network firms would have been to limit competition and prevent the evolution of forms of unbundled supply of ancillary technical services.

TIM appealed the order before the Lazio Regional Administrative Court. In judgement no. 09554/2016 issued in September 2016, the appeal was dismissed, and the Company appealed this decision to the Council of State.

WIND (I-761)

With a writ of summons before the Court of Milan, Wind claimed compensation from TIM of 57 million euros, recently increased during the proceedings to around 58 million euros, for damages arising from alleged anti-competitive conduct censured in the ICA case I-761 (on corrective maintenance) referring to the period 2012-2015. According to the other party, this conduct delayed and hindered its ability to obtain more favorable conditions in the unbundled purchase of service to repair faults on the LLU access lines, and their effects were allegedly protracted to December 2015. TIM has filed an appearance challenging the claims made by the other party.

Vodafone (A428)

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a huge claim for damages for presumed abusive and anticompetitive behavior (founded principally on ICA case A428) which TIM allegedly implemented in the period 2008 - 2013. The pecuniary claim was quantified by Vodafone as an estimated sum of between 876 million euros and 1,029 million euros.

In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those envisaged (“margin squeezing”) and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).

TIM filed an appearance, challenging the claims made by the other party regarding the merits and the amount and making a counterclaim. Following the August 2016 decision by the Court of Cassation which confirmed that the Milan Court had jurisdiction to decide the dispute, the merits of the case will be decided at the hearing in December 2016.

With a writ of summons dated 28 May 2015 before the Milan Court, Vodafone has advanced further claims for compensation, based on the same ICA case A428 and referring to alleged damages it suffered in the period July 2013 - December 2014 (and therefore over a period of time subsequent to the period of the similar compensatory judgement mentioned above), for approximately 568.5 million euros.

The case also contains a reservation of further damages to be quantified, during the proceedings, for the following periods, the claimant alleging that the presumed abusive conduct of TIM continued. TIM filed an appearance, challenging the claims made by the other party regarding the merits and the amount and making a counterclaim.

In an order made on 6 October 2016, the judge accepted Vodafone’s petition to join the two A428 proceedings it had initiated. At the end of the reinstatement proceedings of 21 December, the terms were established for the preliminary briefs and a hearing was fixed for 11 July 2017 for the admission of evidence. When the first preliminary brief was filed, following the favorable outcome for TIM of proceedings A428-C (which confirmed the absence of improper conduct by the Company under A428 after 2011), Vodafone decided nonetheless to file further claims for 2015-2016, thus restating its total claim to be between 1,541 and 1,812 million euros, which was also disputed and rebutted by TIM.

Vodafone

In June 2015 Vodafone issued proceedings for damages in the Milan Court for alleged abuse of a dominant position by TIM in the bitstream “NGA” and “VULA” fiber access services market, initially claiming around 4.4 million euros, recently increased to a figure ranging from 30 to 48.9 million euros.

The abusive conduct complained of by the plaintiff was allegedly enacted by TIM through aggressive offers to grab customers and the hindering of Vodafone’s access to the fiber network to make it more difficult for it to provide ultra-broadband service to its customers.

The Company filed an appearance contesting all the demands of the other party, and subsequently also its revision of the size of the damages claimed during the proceedings in 2016.

Investigation by the Monza Public Prosecutor’s Office

The criminal proceedings regarding a number of transactions for the leasing and/or sale of goods are currently pending before the Court of Monza with a first trial hearing scheduled for May 2017.

At the end of RCS Media group the preliminary hearing the judge for the preliminary hearing issued a decree that ordered the judgement for the hypothesis of aggravated fraud and tax crimes against a former employee of the Company.

As part of these proceedings TIM, which filed a formal complaint against persons unknown in 2011, joined the proceedings as a civil party as the person injured and damaged by the offence.

BT ITALIA

With a writ of summons in June 2015, BT Italia has advanced, before the Milan Court, claims for compensation of approximately 638.6 million euros against TIM referring to alleged damages suffered in the period from 2009 to 2014 for technical boycotting and margin squeezing (these claims refer to the known AGCM A428 case). The plaintiff, assuming that the unlawful conduct of TIM is still taking place, also proposes that the amount claimed be updated up to the month of May 2015, recalculating the total to be 662.9 million euros. TIM filed an appearance, challenging the claims made by the other party.

As part of a structured agreement between the Parties, the case was settled in March 2016.

COLT TECHNOLOGY SERVICES

With a writ of summons served in August 2015 before the Milan Court, operator Colt Technology Services claimed damages based on the decisive order in case A428, referring to alleged damages suffered over the period 2009/2011, due to the presumed inefficient and discriminatory conduct of TIM in the process of supplying wholesale services. The damage claimed was quantified as 27 million euros in loss of profits for the alleged non-acquisition of new customers, or for the alleged impossibility of supplying new services to the customers it had already acquired; the other party also formulated an express request for compensation for the damages to its image and commercial reputation. This case follows the extrajudicial claim for approximately 23 million euros, previously advanced by Colt in June 2015, which the Company rejected in its entirety. The Company filed an appearance, contesting all of the other party’s allegations.

KPNQ West Italia S.p.A.

With a writ of summons issued by the Rome Court, KPNQ West Italia has sued TIM, claiming damages quantified as totaling 37 million euros for alleged abusive and anti-competitive conduct in the period 2009-2011, through technical boycotting (KOs and refusals to activate wholesale services); these claims were based on the content of the Italian Competition Authority ruling that settled the A428 case. The first hearing took place in May 2016. TIM filed an appearance, contesting all of the plaintiff’s allegations.

TELEUNIT

With a writ of summons before the Rome Court, Teleunit has claimed 35.4 million euros in compensation from TIM, based on the known decision of the Italian Competition Authority that settled the A428 case. Specifically, the other party complained that in the period 2009/2010 it had suffered abusive conduct on TIM’s part in the form of technical boycotting (refusals to activate network access services - KOs), and anticompetitive practices in the form of margin squeezing (excessive squeezing of discount margins, considered abusive inasmuch as it cannot be replicated by competitors). Telecom Italia filed an appearance, contesting all of the plaintiff’s allegations.

With a writ of summons issued in October 2009 before the Milan Appeal Court, Teleunit asked that TIM alleged acts of abuse of its dominant position in the premium services market be ascertained. The plaintiff quantified its damages at a total of approximately 362 million euros. TIM filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April.

TIM filed an appearance in the reinstated proceedings challenging the plaintiff’s claims.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by TIM of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviors of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which TIM managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted TIM’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. TIM filed an appearance challenging the claims of the other parties. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015. The case was consequently resumed by Voiceplus.

SKY

TIM initiated a civil action before the Court of Milan against SKY Italia, asking the court to void the contract signed by the two companies in April 2014 for the delivery and marketing, between 2015 and 2019, of the SKY IPTV (Internet Protocol Television) offer on the TIM IPTV platform, due to abuse of dominant position by the other party.

As an alternative, the Company also asked the court to reduce to a fair level the amounts demanded by SKY by way of the so-called Guaranteed Minimums (“penalties”) established to SKY’s advantage and related to predetermined customer sign-up and churn-rate thresholds in the five years of the partnership.

Sky filed an appearance in February 2017, challenging TIM’s claim and demanding payment of the Guaranteed Minimums it claimed to have accrued, a request which was opposed by the Company.

The proceedings are ongoing: the next hearing is scheduled for 24 May 2017.

Irregular sale of handsets to companies in San Marino, Forlì and Milan Public Prosecutor’s Offices

Despite the initial dismissal of the case by the Bologna Public Prosecutor’s Office in 2011, in September 2013 the Forli Public Prosecutor’s Office filed notice that its investigation on the sale of handsets to companies in San Marino in the years 2007-2009 in which, among others, one employee and three former employees of the Company were investigated, had concluded.

According to the Forlì Prosecutor’s Office, the facts it had investigated appeared to constitute criminal conspiracy aimed at committing acts of “false declaration through the use of invoices or other documents for non-existent transactions” and the “issuing of invoices or other documents for non-existent transactions” and the respective target offences, as well as the crime of “preventing public supervisory authorities from performing their functions”, relative to the communications transmitted to CONSOB.

The same Public Prosecutor’s Office also transmitted the official investigation documents to the Milan Public Prosecutor’s Office, deemed to be territorially competent. It is specified that the same facts were previously the subject of a specific audit and of the so called Greenfield Project, as a result of which the Company took steps to independently regularize some invoices for which the fiscal obligations laid down had not been fully discharged.

The Milan Public Prosecutor’s Office asked that the investigation be closed, deeming that some of the alleged offences could not be substantiated, and pointing out that the statute of limitations applied to the earliest events. In June 2016 the judge in the preliminary investigation (GIP) at the Milan Court permanently closed the case.

Vodafone Dispute - Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom (Italian Communications Authority) and TIM against the judgement of the Lazio Administrative Court (TAR) on the financing of the universal service obligations for the period 1999-2003; with such judgement the administrative judge granted the appeals by Vodafone, annulling AGCom decisions 106, 107, 109/11/CONS on the renewal of the related proceedings, adding Vodafone to the list of subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgement confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

TIM has filed an application to AGCom to renew the proceedings, and an appeal to the Court of Cassation against the judgement of the Council of State on the grounds that it exceeded its jurisdiction.

In April 2016 Vodafone appealed against the Ministry of Economic Development and TIM to the Council of State, for non-compliance with the judgement of the Council of State that had already been appealed by TIM. This appeal referred to AGCom decision 109/11/CONS (2003 yearly payment, on the basis of which Vodafone had paid the sum of approximately 9 million euros as contribution, restitution of which was requested).

In its judgement last November the Council of State rejected the appeal, referring to the Regional Administrative Court (TAR) the decision on the methods of compliance. In February 2017, Vodafone presented the Lazio Regional Administrative Court with four new appeals against the Ministry of Economic Development and TIM regarding observance of the ruling, upheld on appeal, countermanding the resolutions for the years 1999-2003 and repayment of the amounts of around 38 million euros already paid to the Ministry of Economic Development as a contribution.

Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed the investigations into the alleged exposure to asbestos of 15 former employees of the company “Ing. C. Olivetti S.p.A.” (now TIM S.p.A.), “Olivetti Controllo Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, TIM assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial. The trial started in November 2015, and, as the party liable for damages, the Company has reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn the claim for damages against TIM.

In the judgement of first instance, in July 2016, 13 of the 18 defendants were found guilty, with sentences ranging from 1 year to 5 years of imprisonment: four of the defendants were found not guilty, and one case was dismissed for health reasons. The defendants were also sentenced to pay compensation, jointly and severally with the party liable for damages TIM, of an overall sum of approximately 1.9 million euros as a provisional payment to INAIL and 6 heirs who were not part of the settlement. A generic judgement to pay compensation for damages to the remaining damaged parties (entities/unions/associations) was issued, although they must in any case ask the civil court to quantify the damages. At the end of the process of filing its reasons, the Company submitted an appeal against the judgement at the end of November 2016.

POSTE

There are some pending actions brought by Ing. C. Olivetti & C. S.p.A. (now TIM) against Poste, the Italian postal service, concerning non-payment of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower courts established an outcome that was partially favorable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to TIM, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste had issued a writ for the return of approximately 58 million euros, opposed by TIM given that the judgement of the Supreme Court for amendment of the above judgement is still pending.

After the judgement of the Supreme Court that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter of issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgement was resubmitted to another section of the Rome Appeal Court.

Elinet S.p.A. Bankruptcy

The receivers of collapsed Elinet S.p.A., and subsequently the receivers of Elitel S.r.l. and Elitel Telecom S.p.A (the controller of the Elitel group at the time), have appealed the judgement with which the Rome Court rejected the claims for compensation made by the receivers of Elinet-Elitel, reproposing a claim for damages totaling 282 million euros. The claims made to the Company regard the alleged performance of management and coordination activities of the plaintiff, and with it the

Elitel group (alternative operator in which TIM has never had any type of interest), allegedly enacted by playing the card of trade receivables management. TIM filed an appearance, challenging the claims made by the other party.

Dispute relative to “Adjustments on license fees” for the years 1994-1998

With regard to the judgements sought in previous years concerning the Ministry of Communications’ request for payment of the balance of the amounts paid in concession charges for the years 1994-1998 (for a total of 113 million euros), the Administrative Court (TAR) for Lazio rejected the Company’s appeal against the request for adjustment of the licence fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts. TIM lodged an appeal.

With two further judgements the Administrative Court (TAR) for Lazio, reiterating the reasons expressed previously, also rejected the appeals in which the Company challenged the requests for payment of outstanding balances of licence fees for the years 1995 and 1996-1997-1998, in the amount of approximately 46 million euros. TIM has appealed before the Council of State also against these judgements.

Formal Notice of Assessments against TIM S.p.A.

On 29 October 2015 the Guardia di Finanza concluded a tax investigation into TIM S.p.A., started in 2013, regarding the years 2007 to 2014. The formal notice of assessment (Processo Verbale di Costatazione, or PVC) contained two substantial findings. The first relates to the presumed non-debiting of royalties to the company’s indirect subsidiary Tim Brasil, for the use of the “TIM” brand. The second regards the alleged non-application of withholding tax on interest paid to subsidiary Telecom Italia Capital S.A..

In this regard, on the basis of the aforementioned formal notice of assessment, the Milan Revenues Agency in December 2015 served assessment notices on the company for the 2010 tax year, and in December 2016 it served assessment notices for the tax years 2007 and 2011.

While believing, on the basis of opinions issued by established professionals, that it has acted correctly in fulfilling all its tax obligations, the Company has attempted to come to an agreement with the Revenues Agency. Having failed to reach an agreement, the Company has set about challenging the verification notices for the 2010 tax year, while not excluding the possibility of coming to a judicial settlement with the Revenues Agency, with the object of closing the disputes in pre-litigation proceedings, for these and the other tax years.

Brazil - Opportunity Arbitration

In May 2012, TIM and Telecom Italia International N.V (now merged in Telecom Italia Finance) were served with a notice of arbitration proceedings brought by the Opportunity group, claiming compensation for damages allegedly suffered for presumed breach of a settlement agreement signed in 2005. Based on the claimant’s allegations, the damages relate to circumstances that emerged in the criminal proceedings pending before the Milan Court regarding, inter alia, unlawful activities undertaken by former employees of TIM.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

In September 2016 the ICC Court notified the parties of its judgement, based on which the Board of Arbitration rejected all the claims made by the Opportunity group and decided that the legal costs, administrative costs and costs for expert witnesses should be split between the parties.

Brazil - Docas/JVCO arbitration

In March 2013, the Brazilian companies Docas Investimentos S.A. (Docas) and JVCO Participações Ltda. (JVCO) started arbitration proceedings against Tim Brasil Serviços e Participações S.A. (Tim Brasil), Tim Participações S.A. (Tim Participações) and Intelig Telecomunicações Ltda. (Intelig) requesting the restitution of the Tim Participações shares held by the Tim group as guarantee (“Alienaçao Fiduciaria”) for the indemnity obligations assumed by the Docas group upon acquisition of Intelig (a Docas group subsidiary) through the merger by incorporation of its controlling company into Tim Participações, as well as compensation for damages for alleged breach of the merger agreement and alleged offences by Tim

Participações in determining the exchange ratio between Tim Participações shares and Intelig shares, for an amount as yet unspecified and to be paid during the proceedings. After the Board of Arbitration had been constituted in May 2013, Tim Brasil, Tim Participações and Intelig filed their response, including a counterclaim against the Docas Group for compensation for damages.

In October 2013, in order to preserve the status quo until the arbitration decision had been made, the Board of Arbitration ordered that the guarantee represented by the aforementioned Tim Participações shares could not be enforced and that they would remain in “Alienaçao Fiduciaria” in the custody of Banco Bradesco. The voting rights connected to the Shares are “frozen” and future dividends must be paid into an escrow account.

In December 2013, Docas and JVCO filed their Statement of Claim. In March 2014, Tim Brasil, Tim Participações and Intelig filed their counterclaim, and the discovery phase then started. The Statements of Defence of all the parties were filed in February 2015, preparatory to the examination hearing.

The examination hearing took place in September 2015 in Rio de Janeiro, in which the witnesses were cross-examined and legal and financial experts gave evidence.

In the month of December 2015, the parties filed their final arguments. The TIM group also asked that the JVCO’s application for the appointment of an expert by the Board be rejected.

The statements of costs were filed in January 2016. In June 2016 the Board issued its judgement, with which it rejected the application of Docas and JVCO relating to the adjustment of the exchange ratio for the Intelig merger, as well as the expert’s request to verify alleged offences in the preparation of the financial statements for the merger. Furthermore, in addition to ordering them to pay some of the legal costs incurred by the TIM Group companies in Brazil, to compensate them for some of the losses actually incurred (over 5.8 million reais, plus interest and penalties), ruling that TIM was entitled to retain Tim Participações shares (in “Alienação Fiduciaria”) as a guarantee of these losses, and for the potential losses deriving from some specific liabilities identified by the Court (totaling approximately 169.6 million reais plus interest and penalties). The Board ruled that Docas and JVCO were entitled to receive the payment of dividends on shares held as guarantee for the period December 2012 - 10 April 2014, plus interest. The Board’s decision is immediately enforceable. Docas and JVCO subsequently filed applications interpreting and correcting the judgement with the TIM Group companies filing their opposing arguments against these applications. The Board of Arbitration issued its decision on these demands (“Addendum to the Final Award”) on 1 December 2016.

Brazil – CAM JVCO Arbitration

In September 2015, JVCO Participações Ltda filed a request for arbitration before the Camara de Arbitragem do Mercado (CAM), based in Rio de Janeiro, against TIM, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A., claiming compensation for damages due to an alleged abuse of controlling power over Tim Participações. The following October, all the companies entered appearances and filed statements of defence, and Tim Participações, by way of a counter-claim, called for the conviction of JVCO for abuse of its position as minority shareholder.

A Board of Arbitration was subsequently established, and in May 2016 there was a preliminary hearing, at which the Terms of Reference were signed. After the hearing, the Board of Arbitration issued a procedural order accepting the Group’s request for a preliminary examination of the issue of whether JVCO were entitled to issue proceedings and establishing a provisional schedule for the arbitration. In June the parties exchanged claims and counterclaims, and in their defence TIM, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. contested the other party’ entitlement to bring proceedings and the legality of proceedings against Tim Participações, and disputed that there was any abuse of power. In the month of July, the parties filed their responses. On 19 October the Board of Arbitration issued a preliminary procedural order on the legitimacy of the proceedings brought by the parties, upholding the legality of JVCO bringing proceedings and the legality of proceedings being brought against Tim Participações, and fixing the timetable for subsequent replies by the parties. On 21 November and 19 December 2016 the parties filed further replies. On 31 January 2017, the Board of Arbitration issued a procedural order, ruling on trial questions, summarizing the principal disputed questions in the proceedings and making provision in relation to the preliminary investigation. The parties then stated the evidence they intend to submit in court. Subsequently the Board of Arbitration fixed the dates for the hearings.

B) OTHER INFORMATION

Mobile telephony - criminal proceedings

In March 2012 TIM was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from TIM.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming TIM’s total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including TIM) who had not asked for their situation to be settled with alternative procedures, on the grounds that “examination in a trial” was needed. In April 2016, at the end of the first part of the trial, the Public Prosecutor asked for TIM to be sentenced to pay an administrative fine of 900 thousand euros, but decided not to ask for confiscation of any of the presumed profits of the offences (quantified in the committal proceedings as totaling several million euros), based on the assumption that TIM had in any event remedied the presumed organizational inadequacies. While acknowledging the considerable redimensioning of the accusations, the Company has reiterated its total non-involvement in the facts at issue. In November 2016 the Court gave a verdict acquitting the Company on the grounds that there was no case to answer. All the individuals charged were also acquitted on various grounds.

Dispute concerning the license fees for 1998

TIM has issued civil proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) for compensation of the damage caused by the Italian State through appeal judgement no.7506/09 by the Council of State that, in the view of the Company, violates the principles of current European community law.

The main claim which the proceedings are founded on is based on community jurisprudence that recognizes the right to assert the responsibility of the State in relation to violation of rights recognized in community law and injured by a judgement that has become definitive, in respect of which no other remedy may be applied. The judgement of the Council of State definitively denied the right of TIM to restitution of the concession charge for 1998 (totaling 386 million euros for TIM and 143 million euros for Tim, plus interest), already denied by the Lazio regional administrative court despite the favorable and binding opinion of the European Court of Justice in February 2008 concerning the conflict between EC Directive 97/13 on general authorizations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case is subject to eligibility analysis by the Court, which declared the inadmissibility of TIM’s main claim (case for damages for manifest breach of community law pursuant to law 117/88). However, this decision was amended in favor of the Company on appeal. In March 2015 the Rome Court issued its judgement in the first instance, declaring the Company’s application inadmissible. TIM has appealed this decision and the judgement is pending in the closing arguments phase.

Vodafone (previously TELETU)

There is a pending litigation for compensation started by TIM with a summons dated February 2012 against the operator Teletu (now incorporated into Vodafone) for unlawful refusals regarding reactivation with TIM of the competitor’s customers. The claim was quantified as approximately 93 million euros.

Other liabilities connected with sales of assets and investments

Under the contracts for the sale of assets and companies, the TIM Group has provided indemnities to the buyers generally commensurate to a percentage of the purchase price for liabilities, deriving mainly from legal, tax, social security and labor-related issues.

In connection with these contingent liabilities, totaling about 500 million euros, a risk provision has been allocated in an amount of 25 million euros solely for the cases where an outlay is considered likely.

Moreover, the TIM Group is committed to providing further indemnities for certain specific contractual provisions under agreements for the sale of assets and companies, for which the contingent liabilities cannot at present be determined.

C) COMMITMENTS AND GUARANTEES

Guarantees, net of back-to-back guarantees received, amounted to 15 million euros.

The guarantees provided by third parties to Group companies, amounting to 5,695 million euros, consisted of guarantees for loans received (1,771 million euros) and of performance under outstanding contracts (3,924 million euros).

The guarantees provided by third parties for TIM S.p.A. obligations include the surety issued in favor of the Ministry of Economic Development for 38 million euros, for the commitment made by the Company to build equipment networks with eco-sustainable characteristics. In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

A surety was also issued in October 2016 on behalf of Telecom Italia Sparkle, in favor of the Italian Revenue Agency - Lazio Regional Department, for 198 million euros, upon the outcome of the summary suspension order for the provisional execution of the ruling issued by the Provincial Tax Commission of Rome, which had rejected the Company’s appeal against the fines issued by the Italian Revenue Agency - Lazio Regional Department for a total amount of 280 million euros (see paragraph a) - Significant disputes and pending legal actions). The guarantee has been issued in accordance with Article 68 of Italian Legislative Decree 546/1992 and gives the Italian Revenue Agency - Lazio Regional Department the right, with respect to the appeal lodged by the Company, to collect an amount equal to 2/3 of the original claim.

Main guarantees for loans at December 31, 2016

Issuer

Amount (millions of euros)
BBVA - Banco Bilbao Vizcaya Argentaria	368

SACE	368

Intesa Sanpaolo	220

Cassa Depositi e Prestiti	157

Barclays Bank	105

Ing	105

Commerzbank	58

Banco Santander	52

Sumitomo Mitsui Banking	52

Bank of Tokyo - Mitsubishi UFJ	52

The amounts shown in the table relate to loans issued by the EIB for the TIM Broadband Digital Divide, TIM Ricerca & Sviluppo Banda Larga, TIM Rete Mobile a Banda Larga, and TIM RDI for Broadband Services projects.

It is noted that the following guarantees from:

•	Bank of Tokyo - Mitsubishi UFJ of 52 million euros,

•	BBVA - Banco Bilbao Vizcaya Argentaria of 157 million euros, and

•	Intesa Sanpaolo of 105 million euros,

relating to the loan granted by the EIB for the TIM Broadband Digital Divide/B project, and repaid in advance in the amount of 300 million euros on December 27, 2016, will remain valid for 13 months after the repayment as provided in the agreement to protect against clawback risk.

There are also surety bonds on the telecommunication services in Brazil for 759 million euros.

D) ASSETS PLEDGED TO GUARANTEE FINANCIAL LIABILITIES

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 1,526 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

NOTE 25

REVENUES

Revenues decreased by 694 million euros compared to 2015. The breakdown is as follows:

(millions of euros)	2016	2015
Equipment sales	1,378	1,474

Services	17,655	18,258

Revenues on construction contracts	(8)	(13)

Total	19,025	19,719

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to 1,686 million euros (1,713 million euros in 2015, -1.58%), included in the costs of services.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 26

OTHER INCOME

Other income increased by 24 million euros compared to 2015 and was broken down as follows:

(millions of euros)	2016	2015
Late payment fees charged for telephone services	60	59

Recovery of employee benefit expenses, purchases and services rendered	33	32

Capital and operating grants	36	33

Damage compensation, penalties and sundry recoveries	24	25

Release of provisions and other payable items	45	75

Other income	113	63

Total	311	287

NOTE 27

ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services decreased by 739 million euros compared to 2015. The breakdown is as follows:

(millions of euros)			2016	2015
Acquisition of raw materials and merchandise	(a	)	1,614	1,811

Costs of services:
Revenues due to other TLC operators			1,686	1,713

Interconnection costs			26	24

Commissions, sales commissions and other selling expenses			937	984

Advertising and promotion expenses			294	414

Professional and consulting services			186	366

Utilities			484	483

Maintenance			289	334

Outsourcing costs for other services			447	455

Mailing and delivery expenses for telephone bills, directories and other materials to customers			100	84

Other service expenses			522	610

	(b	)	4,971	5,467

Lease and rental costs:
Rent and leases			702	699

TLC circuit lease rents and rents for use of satellite systems			288	343

Other lease and rental costs			218	212

	(c	)	1,208	1,254

Total	(a+b+c	)	7,793	8,532

NOTE 28

EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amounted to 3,106 million euros, decreasing by 483 million euros, and consisted of the following:

(millions of euros)			2016	2015
Employee benefits expenses
Wages and salaries			2,116	2,296

Social security expenses			770	834

Other employee benefits			37	2

	(a	)	2,923	3,132

Costs and provisions for temp work	(b	)	—	—

Miscellaneous expenses for personnel and other labor-related services rendered
Charges for termination benefit incentives			10	11

Corporate restructuring expenses			156	439

Other			17	7

	(c	)	183	457

Total	(a+b+c	)	3,106	3,589

Employee benefits expenses mainly related to the Domestic Business Unit for 2,759 million euros (3,206 million euros in 2015) and to the Brazil Business Unit for 336 million euros (349 million euros in 2015).

•	The item “miscellaneous expenses for personnel and other labor-related services rendered” essentially included the impacts resulting for the commencement of the managerial restructuring plan in 2016 and the adjustment of the provisions and charges already recorded in 2015 as part of the process aimed at managing redundancies resulting from the streamlining and organizational simplification of the Group.

•	In particular:

(3)	on June 19, 2015 and July 25, 2016 TIM S.p.A. signed agreements with the union representatives for executives for the commencement of a managerial restructuring plan linked to the revision of the company organizational structures underway, which consists of the application to executives of Article 4, paragraphs 1-7ter, of Italian Law No. 92 of June 28, 2012, the “Fornero law” (33 million euros) and forms of indemnity for employment termination (42 million euros). The overall impact for 2016 was 75 million euros. The Parent also allocated an additional 17 million euros following the update of the outflow forecasts relating to the application of Article 4, paragraphs 1-7ter, of Italian Law No. 92 of June 28, 2012, the “Fornero law” , to non-executive personnel in accordance with the agreement of October 27, 2015;

(4)	Telecom Italia Information Technology, TI Sparkle, HR Services and Olivetti allocated a total of 50 million euros, substantially linked to the application of Article 4 of the “Fornero law” for executive and non-executive personnel and the commencement in Telecom Italia Information Technology (following the merger into TIM S.p.A.) and TI Sparkle of a managerial restructuring plan similar to the one implemented at the Parent. The financial impact at December 31, 2016 was respectively 36 million euros for T.I. Information Technology, 10 million euros for TI Sparkle, 1 million euros for HR Services, and 3 million euros for Olivetti;

(5)	the Brazil Business Unit recorded non-recurring expenses resulting from the implementation of the company restructuring plan totaling 15 million euros.

Lastly, the item “Other” also includes the expense resulting from the Special Award incentive plan, approved by the Shareholders’ Meeting of May 25, 2016, in favor of the Chief Executive Officer and other managers identified by him, as described in detail in the Note “Equity compensation plans”.

In 2015, provisions were made for non-recurring expenses totaling 446 million euros (422 million euros by the Parent, 17 million euros by Olivetti, 3 million euros by Telecom Italia Information Technology, 2 million euros by HR services, and 2 million euros by Telecom Italia Sparkle).

The average salaried workforce, including those with temp work contracts, was 57,855 in 2016 (61,553 in 2015). A breakdown by category is as follows:

(number)	2016	2015
Executives	837	892

Middle Management	4,450	4,585

White collars	52,563	56,065

Blue collars	1	8

Employees on payroll	57,851	61,550

Employees with temp work contracts	4	3

Total average salaried workforce	57,855	61,553

Headcount in service at December 31, 2016, including those with temp work contracts, was 61,229 (65,867 at December 31, 2015) with a decrease of 4,638 employees.

NOTE 29

OTHER OPERATING EXPENSES

Other operating expenses decreased by 408 million euros compared to 2015. The breakdown is as follows:

(millions of euros)	2016	2015
Write-downs and expenses in connection with credit management	335	345

Provision charges	144	330

TLC operating fees and charges	373	342

Indirect duties and taxes	100	116

Penalties, settlement compensation and administrative fines	44	292

Association dues and fees, donations, scholarships and traineeships	18	18

Sundry expenses	69	48

Total	1,083	1,491

of which, included in the supplementary disclosure on financial instruments	335	345

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 30

INTERNALLY GENERATED ASSETS

Internally generated assets decreased by 17 million euros compared to 2015 and were broken down as follows:

(millions of euros)	2016	2015
Intangible assets with a finite useful life	289	312

Tangible assets owned	350	344

Total	639	656

Internally generated assets mainly include labor costs of dedicated technical staff for software development and work in connection with the executive design, construction and testing of network installations.

NOTE 31

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased by 156 million euros compared to 2015 and were broken down as follows:

(millions of euros)			2016	2015
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights			1,243	1,268

Concessions, licenses, trademarks and similar rights			393	391

Other intangible assets			107	129

	(a	)	1,743	1,788

Depreciation of tangible assets owned:
Buildings (civil and industrial)			48	38

Plant and equipment			2,170	2,018

Manufacturing and distribution equipment			15	15

Other			157	159

	(b	)	2,390	2,230

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)			125	105

Plant and equipment			17	9

Other			16	3

	(c	)	158	117

Total	(a+b+c	)	4,291	4,135

Further details are provided in the Notes “Other intangible assets” and “Tangible assets (owned and under finance leases)”.

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 32

GAINS/(LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

Details are as follows:

(millions of euros)			2016	2015
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets			28	348

Gains on the disposal of investments in subsidiaries			—	—

	(a	)	28	348

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets			14	12

Losses on the disposal of investments in subsidiaries			—	—

	(b	)	14	12

Total	(a-b	)	14	336

In 2016, this item amounted to 14 million euros and included the non-recurring gain of 44 million reais (approximately 12 million euros at the 2016 average exchange rate) realized by the Brazil Business Unit from the sale of two further tranches of telecommunications towers to American Tower do Brasil. The other gains and losses resulted from the normal cycle of replacement of several company assets.

In 2015, this item amounted to 336 million euros and mainly included the non-recurring gain of 1,211 million reais (approximately 328 million euros) realized by the Brazil Business Unit from the sale of the first three tranches of telecommunications towers to American Tower do Brasil.

NOTE 33

IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

This item was broken down as follows:

(millions of euros)			2016	2015
Reversals of impairment losses on non-current assets:
on intangible assets			—	—

on tangible assets			—	—

	(a	)	—	—

Impairment losses on non-current assets:
on intangible assets			—	240

on tangible assets			3	4

	(b	)	3	244

Total	(a-b	)	(3)	(244)

•	The impairment losses for 2016 amounted to 3 million euros, relating to the redetermination of the value of several minor assets.

•	In 2015, the figure consisted of 240 million euros for the goodwill impairment loss of the Brazil Business Unit and of 4 million euros for other items.

Further details are provided in the Note “Goodwill” in the Consolidated Financial Statements at December 31, 2016 of the TIM Group.

NOTE 34

OTHER INCOME (EXPENSES) FROM INVESTMENTS

Details are as follows:

(millions of euros)	2016	2015
Dividends from Other investments	7	3

Net income and gains on disposals of other investments	—	11

Loss and impairment losses on Other investments	—	(4)

Total	7	10

of which, included in the supplementary disclosure on financial instruments	7	14

In 2016, this item amounted to 7 million euros and mainly included the dividends received from the company Emittenti Titoli S.p.A..

In 2015, this item had a positive balance of 10 million euros and mainly related to the gain from the sale of the non-controlling interest in SIA S.p.A., which took place on July 10, 2015.

NOTE 35

FINANCE INCOME AND EXPENSES

FINANCE INCOME

Finance income decreased by 217 million euros compared to 2015 and was broken down as follows:

(millions of euros)			2016	2015
Interest income and other finance income:
Income from financial receivables, recorded in Non-current assets			—	—

Income from securities other than investments, recorded in Non-current assets			—	1

Income from securities other than investments, recorded in Current assets			16	26

Income other than the above:
Interest income			151	214

Exchange gains			713	976

Income from fair value hedge derivatives			65	99

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			649	954

Income from non-hedging derivatives			13	15

Miscellaneous finance income			37	110

	(a	)	1,644	2,395

Positive fair value adjustments to:
Fair value hedge derivatives			50	129

Underlying financial assets and liabilities of fair value hedge derivatives			173	10

Non-hedging derivatives			676	226

	(b	)	899	365

Reversal of impairment loss on financial assets other than investments	(c	)	—	—

Total	(a+b+c	)	2,543	2,760

of which, included in the supplementary disclosure on financial instruments			987	630

FINANCE EXPENSES

Finance expenses decreased by 1,831 million euros compared to 2015 and were broken down as follows:

(millions of euros)			2016	2015
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds			1,162	1,621

Interest expenses to banks			117	128

Interest expenses to others			246	264

			1,525	2,013

Commissions			95	140

Exchange losses			467	1,158

Charges from fair value hedge derivatives			1	12

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			548	820

Charges from non-hedging derivatives			64	75

Miscellaneous finance expenses			221	360

	(a	)	2,921	4,578

Negative fair value adjustments to:
Fair value hedge derivatives			178	33

Underlying financial assets and liabilities of fair value hedge derivatives			45	117

Non-hedging derivatives			306	553

	(b	)	529	703

Impairment losses on financial assets other than investments	(c	)	—	—

Total	(a+b+c	)	3,450	5,281

of which, included in the supplementary disclosure on financial instruments			1,903	2,788

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)			2016	2015
Exchange gains			713	976

Exchange losses			(467)	(1,158)

Net exchange gains and losses			246	(182)

Income from fair value hedge derivatives			65	99

Charges from fair value hedge derivatives			(1)	(12)

Net result from fair value hedge derivatives	(a	)	64	87

Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			649	954

Negative effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			(548)	(820)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	(b	)	101	134

Income from non-hedging derivatives			13	15

Charges from non-hedging derivatives			(64)	(75)

Net result from non-hedging derivatives	(c	)	(51)	(60)

Net result from derivatives	(a+b+c	)	114	161

Positive fair value adjustments to fair value hedge derivatives			50	129

Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			(45)	(117)

Net fair value adjustments	(d	)	5	12

Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			173	10

Negative fair value adjustments to fair value hedge derivatives			(178)	(33)

Net fair value adjustments	(e	)	(5)	(23)

Net fair value adjustments to fair value hedge derivatives and underlyings	(d+e	)	—	(11)

Positive fair value adjustments to non-hedging derivatives	(f	)	676	226

Negative fair value adjustments to non-hedging derivatives	(g	)	(306)	(553)

Net fair value adjustments to non-hedging derivatives	(f+g	)	370	(327)

NOTE 36

PROFIT (LOSS) FOR THE YEAR

Profit for the year increased by 1,305 million euros compared to 2015 and may be broken down as follows:

(millions of euros)	2016	2015
Profit (loss) for the year	1,966	661

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	1,811	(159)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(3)	89

Profit (loss) for the year attributable to Owners of the Parent	1,808	(70)

Non-controlling interests:
Profit (loss) from continuing operations	108	209

Profit (loss) from Discontinued operations/Non-current assets held for sale	50	522

Profit (loss) for the year attributable to Non-controlling interests	158	731

NOTE 37

EARNINGS PER SHARE

			2016	2015
Basic earnings per share
Profit (loss) for the year attributable to Owners of the Parent			1,808	(70)

Less: additional dividends for the savings shares (0.011 euros per share and up to capacity)			(66)	—

	(millions of euros	)	1,742	(70)

Average number of ordinary and savings shares	(millions	)	21,067	20,916

Basic earnings per share – Ordinary shares	(euros	)	0.08	—

Plus: additional dividends per savings share			0.01	—

Basic earnings per share – Savings shares	(euros	)	0.09	—

Basic earnings per share from continuing operations
Profit (loss) from continuing operations attributable to Owners of the Parent			1,811	(159)

Less: additional dividends for the savings shares			(66)	—

	(millions of euros	)	1,745	(159)

Average number of ordinary and savings shares	(millions	)	21,067	20,916

Basic earnings per share from continuing operations – Ordinary shares	(euros	)	0.08	(0.01)

Plus: additional dividends per savings share			0.01	—

Basic earnings per share from continuing operations – Savings shares	(euros	)	0.09	(0.01)

Basic earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros	)	47	611

Average number of ordinary and savings shares	(millions	)	21,067	20,916

Basic earnings per share from Discontinued operations/Non-current assets held for sale – Ordinary shares	(euros	)	—	0.03

Basic earnings per share from Discontinued operations/Non-current assets held for sale – Savings shares	(euros	)	—	0.03

			2016	2015
Average number of ordinary shares			15,039,128,128	14,889,773,009

Average number of savings shares			6,027,791,699	6,026,677,674

Total			21,066,919,827	20,916,450,683

			2016	2015
Diluted earnings per share
Profit (loss) for the year attributable to Owners of the Parent			1,808	(70)

Dilution effect of stock option plans and convertible bonds (*)			43	—

Less: additional dividends for the savings shares (0.011 euros per share and up to capacity)			(66)	—

	(millions of euros	)	1,785	(70)

Average number of ordinary and savings shares	(millions	)	22,194	20,916

Diluted earnings per share – Ordinary shares	(euros	)	0.08	—

Plus: additional dividends per savings share			0.01	—

Diluted earnings per share – Savings shares	(euros	)	0.09	—

Diluted earnings per share from continuing operations
Profit (loss) from continuing operations attributable to Owners of the Parent			1,811	(159)

Dilution effect of stock option plans and convertible bonds (*)			43	—

Less: additional dividends for the savings shares			(66)	—

	(millions of euros	)	1,788	(159)

Average number of ordinary and savings shares	(millions	)	22,194	20,916

Diluted earnings per share from continuing operations – Ordinary shares	(euros	)	0.08	(0.01)

Plus: additional dividends per savings share			0.01	—

Diluted earnings per share from continuing operations – Savings shares	(euros	)	0.09	(0.01)

Diluted earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros	)	47	611

Dilution effect of stock option plans and convertible bonds			—	—

Average number of ordinary and savings shares	(millions	)	22,194	20,916

Diluted earnings per share from Discontinued operations/Non-current assets held for sale – Ordinary shares	(euros	)	—	0.03

Diluted earnings per share from Discontinued operations/Non-current assets held for sale – Savings shares	(euros	)	—	0.03

			2016	2015
Average number of ordinary shares (*)			16,166,142,282	14,889,773,009

Average number of savings shares			6,027,791,699	6,026,677,674

Total			22,193,933,981	20,916,450,683

(*)	The average number of ordinary shares also includes the potential ordinary shares relating to the equity compensation plans of employees for which the (market and non-market) performance conditions have been met, in addition to the theoretical number of shares that are issuable as a result of the conversion of the unsecured equity-linked convertible bond. Consequently, the “Net profit (loss) for the year attributable to Owners of the Parent” and the “Profit (loss) from continuing operations attributable to Owners of the Parent” have also been adjusted to exclude the effects, net of tax, related to the above-mentioned plans and to the convertible bond (+43 million euros in 2016).

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on: the issuance of the convertible bond by TIM S.p.A. in March 2015; the authorizations to increase the share capital in place at December 31, 2016; and the options and rights granted under equity compensation plans, still outstanding at December 31, 2016:

	Number of maximum shares issuable	Share capital (thousands of euros)(*)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan	133,042	73	80	1.15
	491,583	270	226	1.01
	893,617	492	393	0.99
	13,762,204	7,569	5,367	0.94

Total additional capital increases not yet approved (ordinary shares)	15,280,446	8,404	6,066

Capital increases already approved (ordinary shares)
2015 Convertible Bond (ordinary shares)(**)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		2,000,000

Total		2,008,404

(*)	Amounts stated for capital increases connected with equity compensation plans are the “total estimated value” inclusive, where applicable, of any premiums.
(**)	The number of shares potentially issuable shown may be subject to adjustments.

Further information is provided in the Notes “Financial liabilities (non-current and current)” and “Equity compensation plans”.

NOTE 38

SEGMENT REPORTING

A) SEGMENT REPORTING

Segment reporting is based on the following operating segments:

•	Domestic

•	Brazil

•	Media (solely for 2015)

•	Other Operations

The Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016.

One of the key strategic drivers for growth identified in the TIM Group 2016–2018 Industrial Plan is the development of 4 Play convergent services through the offer of a rich range of diversified video content, to be realized both in partnership with key content providers and through TIM Group’s own platform of services (TIM Vision). Within this framework, Persidera plays and will play an important role in supporting the development of Tim Vision services, building on its distinctive Head End expertise (management and distribution of TV signals via cable platform) and Play Out experience (television program broadcasting operations). Other key synergies to help guarantee the medium-term stability/growth of revenues from bandwidth rental for Persidera will come from the development of strategic partnerships between TIM and content providers that do not have proprietary broadcasting channels (multiplexes) for free-to-air television broadcasting and which instead pursue a multi-platform distribution strategy.

The framework of the 2017–2019 Industrial Plan and the new governance structure of Persidera are consistent with this future scenario, based on the increasingly closer link between the TLC industry and Media/Content providers to underpin the growth of ultra-broadband services in the Consumer segment.

Separate Consolidated Income Statements by Operating Segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Third-party revenues	14,971	14,960	4,044	4,634	—	82	10	43	—	—	19,025	19,719

Intragroup revenues	35	41	3	3	—	—	1	6	(39)	(50)	—	—

Revenues by operating segment	15,006	15,001	4,047	4,637	—	82	11	49	(39)	(50)	19,025	19,719

Other income	259	258	51	21	—	4	1	4	—	—	311	287

Total operating revenues and other income	15,265	15,259	4,098	4,658	—	86	12	53	(39)	(50)	19,336	20,006

Acquisition of goods and services	(5,785)	(6,046)	(2,028)	(2,443)	—	(33)	(9)	(48)	29	38	(7,793)	(8,532)

Employee benefits expenses	(2,759)	(3,206)	(336)	(349)	—	(4)	(11)	(30)	—	—	(3,106)	(3,589)

of which: accruals to employee severance indemnities	(1)	(1)	—	—	—	—	—	—	—	—	(1)	(1)

Other operating expenses	(574)	(999)	(505)	(470)	—	(12)	(2)	(11)	(2)	1	(1,083)	(1,491)

of which: write-downs and expenses in connection with credit management and provision charges	(317)	(506)	(162)	(149)	—	(12)	—	(8)	—	—	(479)	(675)

Change in inventories	16	3	1	(33)	—	—	(8)	(15)	—	1	9	(44)

Internally generated assets	535	556	95	88	—	—	—	—	9	12	639	656

EBITDA	6,698	5,567	1,325	1,451	—	37	(18)	(51)	(3)	2	8,002	7,006

Depreciation and amortization	(3,310)	(3,205)	(980)	(909)	—	(23)	—	—	(1)	2	(4,291)	(4,135)

Gains/(losses) on disposals of non-current assets	(9)	—	23	336	—	—	—	—	—	—	14	336

Impairment reversals (losses) on non-current assets	(3)	(3)	—	(240)	—	—	—	(1)	—	—	(3)	(244)

EBIT	3,376	2,359	368	638	—	14	(18)	(52)	(4)	4	3,722	2,963

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(23)	1	—	—	—	—	—	—	—	—	(23)	1

Other income (expenses) from investments											7	10

Finance income											2,543	2,760

Finance expenses											(3,450)	(5,281)

Profit (loss) before tax from continuing operations											2,799	453

Income tax expense											(880)	(403)

Profit (loss) from continuing operations											1,919	50

Profit (loss) from Discontinued operations/Non-current assets held for sale											47	611

Profit (loss) for the year											1,966	661

Attributable to:
Owners of the Parent											1,808	(70)

Non-controlling interests											158	731

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against 2015.

	Domestic
(millions of euros)	2016	2015
Third-party revenues	14,890	14,960

Intragroup revenues	43	41

Revenues by operating segment	14,933	15,001

Other income	256	258

Total operating revenues and other income	15,189	15,259

Acquisition of goods and services	(5,760)	(6,046)

Employee benefits expenses	(2,755)	(3,206)

of which: accruals to employee severance indemnities	(1)	(1)

Other operating expenses	(566)	(999)

of which: write-downs and expenses in connection with credit management and provision charges	(315)	(506)

Change in inventories	16	3

Internally generated assets	534	556

EBITDA	6,658	5,567

Depreciation and amortization	(3,289)	(3,205)

Gains/(losses) on disposals of non-current assets	(9)	—

Impairment reversals (losses) on non-current assets	(3)	(3)

EBIT	3,357	2,359

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(23)	1

Revenues by operating segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Revenues from equipment sales - third party	1,136	956	232	475	—	—	10	43	—	—	1,378	1,474

Revenues from equipment sales - intragroup	—	—	—	—	—	—	1	5	(1)	(5)	—	—

Total revenues from equipment sales	1,136	956	232	475	—	—	11	48	(1)	(5)	1,378	1,474

Revenues from services - third party	13,843	14,017	3,812	4,159	—	82	—	—	—	—	17,655	18,258

Revenues from services - intragroup	35	41	3	3	—	—	—	1	(38)	(45)	—	—

Total revenues from services	13,878	14,058	3,815	4,162	—	82	—	1	(38)	(45)	17,655	18,258

Revenues on construction contracts - third party	(8)	(13)	—	—	—	—	—	—	—	—	(8)	(13)

Revenues on construction contracts-intragroup	—	—	—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	(8)	(13)	—	—	—	—	—	—	—	—	(8)	(13)

Total third-party revenues	14,971	14,960	4,044	4,634	—	82	10	43	—	—	19,025	19,719

Total intragroup revenues	35	41	3	3	—	—	1	6	(39)	(50)	—	—

Total revenues by operating segment	15,006	15,001	4,047	4,637	—	82	11	49	(39)	(50)	19,025	19,719

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against 2015.

	Domestic
(millions of euros)	2016	2015
Revenues from equipment sales - third party	1,136	956

Revenues from equipment sales - intragroup	—	—

Total revenues from equipment sales	1,136	956

Revenues from services - third party	13,762	14,017

Revenues from services - intragroup	43	41

Total revenues from services	13,805	14,058

Revenues on construction contracts - third party	(8)	(13)

Revenues on construction contracts-intragroup	—	—

Total revenues on construction contracts	(8)	(13)

Total third-party revenues	14,890	14,960

Total intragroup revenues	43	41

Total revenues by operating segment	14,933	15,001

Purchase of intangible and tangible assets by operating segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Purchase of intangible assets	1,113	1,454	528	505	—	—	—	—	—	—	1,641	1,959

Purchase of tangible assets	2,792	3,632	675	1,121	—	8	—	—	—	—	3,467	4,761

Total purchase of intangible and tangible assets	3,905	5,086	1,203	1,626	—	8	—	—	—	—	5,108	6,720

of which: capital expenditures	3,709	3,900	1,167	1,289	—	8	—	—	—	—	4,876	5,197

of which: change in financial leasing contracts	196	1,186	36	337	—	—	—	—	—	—	232	1,523

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against 2015.

	Domestic
(millions of euros)	2016	2015
Purchase of intangible assets	1,112	1,454

Purchase of tangible assets	2,786	3,632

Total purchase of intangible and tangible assets	3,898	5,086

of which: capital expenditures	3,702	3,900

of which: change in financial leasing contracts	196	1,186

Headcount by Operating Segment

	Domestic (*)		Brazil		Media		Other Operations		Consolidated Total
(number)	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Headcount (**)	51,280	52,644	9,849	13,042	—	64	100	117	61,229	65,867

(*)	Following the change in its mission, Persidera became part of the Domestic Business Unit as of January 1, 2016; without that change, the headcount of the Domestic Business Unit at the end of 2016 would have been 51,218.
(**)	The number of personnel at the end of 2015 does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Assets and liabilities by Operating Segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Non-current operating assets	47,428	46,392	7,711	5,912	—	238	5	4	1	(12)	55,145	52,534

Current operating assets	4,472	4,208	1,209	1,095	—	37	16	44	(1)	(49)	5,696	5,335

Total operating assets	51,900	50,600	8,920	7,007	—	275	21	48	—	(61)	60,841	57,869

Investments accounted for using the equity method	18	41	—	—	—	—	—	—	—	—	18	41

Discontinued operations/Non-current assets held for sale											—	3,904

Unallocated assets											9,587	9,454

Total Assets											70,446	71,268

Total operating liabilities	8,968	8,812	2,397	2,046	—	27	57	82	(16)	(37)	11,406	10,930

Liabilities directly associated with Discontinued operations/Non-current assets held for sale											—	1,881

Unallocated liabilities											35,487	37,208

Equity											23,553	21,249

Total Equity and Liabilities											70,446	71,268

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against 2015.

	Domestic
(millions of euros)	12/31/2016	12/31/2015
Non-current operating assets	47,214	46,392

Current operating assets	4,441	4,208

Total operating assets	51,655	50,600

Investments accounted for using the equity method	18	41

Total operating liabilities	8,959	8,812

B) REPORTING BY GEOGRAPHICAL AREA

			Revenues				Non-current operating assets
			Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
(millions of euros)			2016	2015	2016	2015	12/31/ 2016	12/31/ 2015
Italy	(a	)	14,635	14,743	13,657	13,772	46,948	46,144

Outside Italy	(b	)	4,390	4,976	5,368	5,947	8,197	6,390

Total	(a+b	)	19,025	19,719	19,025	19,719	55,145	52,534

C) INFORMATION ABOUT MAJOR CUSTOMERS

None of the TIM Group’s customers exceeds 10% of consolidated revenues.

NOTE 39

RELATED PARTY TRANSACTIONS

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

The procedure adopted by the Company for the management of related party transactions expressly applies “also to the participants in significant shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance that govern the candidature to the office of Board Director of the Company, when the majority of the Directors appointed are drawn from the resulting list submitted”. Accordingly, since the majority of the members of the Board of Directors of TIM in office (appointed by the Ordinary Shareholders’ Meeting of April 16, 2014 and subsequently supplemented by the Ordinary Shareholders’ Meeting of December 15, 2015) were drawn from the list submitted then by the shareholder Telco, whose shareholders (Generali group, Mediobanca S.P.A., Intesa Sanpaolo S.p.A. and Telefonica S.A.) were bound at the time by a significant shareholder agreement pursuant to Article 122 of Italian Legislative Decree 58/1998, the participants in that shareholder agreement and the companies controlled by them continue to be considered as related parties of TIM (even though that shareholder agreement has been terminated in the meantime).

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to the above-mentioned internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.

On November 13, 2013, the TIM Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group; as a result, from the 2013 consolidated financial statements, the investment has been classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale). The sale was completed on March 8, 2016.

The effects on the individual line items of the Group’s separate consolidated income statements for the years 2016 and 2015 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2016

					Related Parties
(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Revenues	19,025	10	355			365	(23)	342	1.8

Other income	311		1			1		1	0.3

Acquisition of goods and services	7,793	21	231			252	(14)	238	3.1

Employee benefits expenses	3,106		2	83	36	121		121	3.9

Other operating expenses	1,083		1			1		1	0.1

Finance income	2,543		108			108		108	4.2

Finance expenses	3,450		114			114		114	3.3

Profit (loss) from Discontinued operations/Non-current assets held for sale	47	(1)	10			9

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2015

					Related Parties
(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Revenues	19,719	6	605			611	(187)	424	2.2

Other income	287		1			1		1	0.3

Acquisition of goods and services	8,532	39	323			362	(111)	251	2.9

Employee benefits expenses	3,589		15	86	14	115	(12)	103	2.9

Other operating expenses	1,491		1			1		1	0.1

Other income (expenses) from investments	10		(4)			(4)		(4)	(40.0)

Finance income	2,760		123			123		123	4.5

Finance expenses	5,281	5	92			97		97	1.8

Profit (loss) from Discontinued operations/Non-current assets held for sale	611	(13)	77			64

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statements of financial position at December 31, 2016 and at December 31, 2015 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2016

		Related Parties
(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Net financial debt
Non-current financial assets	(2,698)	(12)	(520)		(532)		(532)	19.7

Securities other than investments (current assets)	(1,519)		(110)		(110)		(110)	7.2

Financial receivables and other current financial assets	(389)		(22)		(22)		(22)	5.7

Cash and cash equivalents	(3,964)		(621)		(621)		(621)	15.7

Current financial assets	(5,872)		(753)		(753)		(753)	12.8

Non-current financial liabilities	30,469		912		912		912	3.0

Current financial liabilities	4,056		133		133		133	3.3

Total net financial debt	25,955	(12)	(228)		(240)		(240)	(0.9)

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,426	9	127		136		136	2.5

Miscellaneous payables and other non-current liabilities	1,607		2		2		2	0.1

Trade and miscellaneous payables and other current liabilities	7,646	37	200	26	263		263	3.4

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2015

		Related Parties
(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Net financial debt
Non-current financial assets	(2,989)	(7)	(542)		(549)		(549)	18.4

Securities other than investments (current assets)	(1,488)		(47)		(47)		(47)	3.2

Financial receivables and other current financial assets	(352)		(16)		(16)		(16)	4.5

Cash and cash equivalents	(3,559)		(72)		(72)		(72)	2.0

Current financial assets	(5,399)		(135)		(135)		(135)	2.5

Discontinued operations/Non-current assets held for sale of a financial nature	(227)

Non-current financial liabilities	30,518		937		937		937	3.1

Current financial liabilities	6,224		168		168		168	2.7

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	348

Total net financial debt	28,475	(7)	428		421		421	1.5

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,086	2	158		160	(23)	137	2.7

Discontinued operations/Non-current assets held for sale of a non-financial nature	3,677		23		23

Trade and miscellaneous payables and other current liabilities	7,563	32	176	25	233	(16)	217	2.9

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,533	11	5		16

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statements of cash flows for the years 2016 and 2015 are as follows:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 2016

		Related Parties
(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	5,108	159			159		159	3.1

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 2015

		Related Parties
(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	6,720	160	22		182	(2)	180	2.7

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(19)		(2)		(2)

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TRANSACTIONS WITH ASSOCIATES, SUBSIDIARIES OF ASSOCIATES AND JOINT VENTURES

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2016	2015	TYPE OF CONTRACT
Revenues
Asscom S.r.l.	1		Insurance brokerage.
Italtel group	7	1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services.
NordCom S.p.A.	1	1	Fixed and mobile voice services, data network connections and outsourced ICT products and services.
Teleleasing S.p.A. (in liquidation)		3	Equipment sale and maintenance services.
Other minor companies	1	1
Total revenues	10	6
Acquisition of goods and services
Italtel group	16	37	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of TIM offerings to the Italtel group customers, and extension of professional services for the Multimedia Video Data Center for the provision of the TIM Vision service.
NordCom S.p.A.	1	1	Supply and development of IT solutions, provision of customized services as part of TIM offerings to end customers, and rental expense for base transceiver station housing.
Teleleasing S.p.A. (in liquidation)		1	Acquisition of goods assigned under leasing arrangements with TIM customers.
W.A.Y. S.r.l.	4		Supply and installation of geolocation equipment and provision of related technical support services within the TIM customer offering.
Total acquisition of goods and services	21	39
Finance expenses		5	Interest expenses for equipment lease and finance leases with Teleleasing S.p.A..

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2016	12/31/2015	TYPE OF CONTRACT
Net financial debt
Non-current financial assets	12	7	Shareholder loans to Alfiere S.p.A.
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Italtel group	6		Provision of equipment rental, fixed and mobile telephone and outsourced communication services.
W.A.Y. S.r.l.	1		Supply of fixed-line telephony, ICT and mobile services.
Other minor companies	2	2
Total trade and miscellaneous receivables and other current assets	9	2
Trade and miscellaneous payables and other current liabilities
Italtel group	33	28	Supply transactions connected with investment and operations activities.
Movenda S.p.A.	1	1	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development.
NordCom S.p.A.	1	1	Supply and development of IT solutions, provision of customized services as part of TIM offerings to end customers, and rental expense for base transceiver station housing.
W.A.Y. S.r.l.	2	2	Supply and installation of geolocation equipment and provision of related technical support services within the TIM customer offering.
Total trade and miscellaneous payables and other current liabilities	37	32

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2016	2015	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis
Italtel group	157	158	Purchases of telecommunications equipment.
Movenda S.p.A.	2	1	Information technology services and licenses for Mobile Connect Cardlets.
Other minor companies		1
Total purchase of intangible and tangible assets on an accrual basis	159	160

At December 31, 2016, TIM S.p.A. had issued guarantees in favor of the joint venture Alfiere S.p.A. for 1 million euros.

TRANSACTIONS WITH OTHER RELATED PARTIES (BOTH THROUGH DIRECTORS, STATUTORY AUDITORS AND KEY MANAGERS, AND AS PARTICIPANTS IN SHAREHOLDER AGREEMENTS PURSUANT TO ARTICLE 122 OF THE CONSOLIDATED LAW ON FINANCE)

The “Procedure for carrying out transactions with related parties” – pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting standards, participate in significant shareholder agreements according to Article 122 of the Consolidated Law on Finance, which govern the candidacy to the position of director of TIM, where the slate presented is the slate where the majority of the Directors nominated have been drawn from.

In August 2016, the RCS Media group exited the scope of Related Parties.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2016	2015	TYPE OF CONTRACT
Revenues
Generali group	47	109	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services.
Intesa Sanpaolo group	64	68	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	7	6	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks.
RCS Media group	2	1	Fixed-line telephony service.
Telefónica group	235	421	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software.
Total revenues	355	605
Other income
Generali group	1		Generali group damage compensation.
Other minor companies		1
Total other income	1	1
Acquisition of goods and services
CartaSì group		5	Commissions on collections and top-up services for prepaid mobile users.
Generali group	21	25	Insurance premiums and property leases.
Intesa Sanpaolo group	11	11	Factoring fees, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	1	1	Credit recovery activities.
RCS Media group	1		Provision of content and digital publishing services and fees for telephone top-up services.
Telefónica group	188	279	Interconnection and roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling.
Vivendi group	8	1	Purchase of musical and television digital content (TIMmusic and TIMvision).
Other minor companies	1	1
Total acquisition of goods and services	231	323
Employee benefits expenses	2	15	Generali group insurance related to the work of personnel.
Other operating expenses	1	1	Expenses for penalties and contractual breaches towards the Intesa Sanpaolo group.
Other income (expenses) from investments		(4)	Loss related to the sale of Teleleasing S.p.A. to the Mediobanca group.
Finance income
Intesa Sanpaolo group	83	96	Bank accounts, deposits and hedging derivatives.
Mediobanca group	18	18	Bank accounts, deposits and hedging derivatives.
Telefónica group	7	9	Finance lease.
Total finance income	108	123
Finance expenses
Intesa Sanpaolo group	87	68	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts.
Mediobanca group	26	24	Term Loan Facility and Revolving Credit Facility and hedging derivatives.
Telefónica group	1		Loss on sale of securities held in portfolio.
Total finance expenses	114	92

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2016	12/31/2015	TYPE OF CONTRACT
Net financial debt
Non-current financial assets
Intesa Sanpaolo group	381	424	Hedging derivatives.
Mediobanca group	80	71	Hedging derivatives.
Telefónica group	59	47	Finance lease.
Total non-current financial assets	520	542
Securities other than investments (current assets)
Intesa Sanpaolo group	5	10	Bonds.
Mediobanca group	81	24	Bonds.
Vivendi group	5		Bonds.
Telefónica group	19	13	Bonds.
Total Securities other than investments (current assets)	110	47
Financial receivables and other current financial assets
Intesa Sanpaolo group	20	14	Hedging derivatives.
Mediobanca group	1	1	Hedging derivatives.
Telefónica group	1	1	Finance lease.
Total financial receivables and other current financial assets	22	16
Cash and cash equivalents
Intesa Sanpaolo group	621	67	Bank accounts and deposits.
Mediobanca group		5	Bank accounts and deposits.
Total cash and cash equivalents	621	72
Non-current financial liabilities
Intesa Sanpaolo group	548	497	Hedging derivatives and loans.
Mediobanca group	364	440	Hedging derivatives and loans.
Total non-current financial liabilities	912	937
Current financial liabilities
Intesa Sanpaolo group	42	136	Current accounts, hedging derivatives and payables to other lenders.
Mediobanca group	91	32	Hedging derivatives.
Total current financial liabilities	133	168

(millions of euros)	12/31/2016	12/31/2015	TYPE OF CONTRACT
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Generali group	31	28	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services.
Intesa Sanpaolo group	55	64	Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	1	1	Voice and MPLS data network services and marketing of data devices, sale of equipment for fixed and mobile networks, receivables from Teleleasing sold to the Mediobanca group.
RCS Media group		2	Fixed-line telephony service.
Telefónica group	40	63	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software.
Total trade and miscellaneous receivables and other current assets	127	158
Miscellaneous payables and other non-current liabilities
Intesa Sanpaolo group	1		Rediscounting of license rental fees.
Other minor companies	1
Total miscellaneous payables and other non-current liabilities	2
Trade and miscellaneous payables and other current liabilities
Generali group	3	8	Deferred income relating to outsourcing of data networks and centralized and peripheral telephony systems.
Intesa Sanpaolo group	163	121	Factoring fees, payable resulting from the collection of receivables sold, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	13	7	Credit recovery activities and payables to Teleleasing sold to the Mediobanca group.
Telefónica group	17	37	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling.
Vivendi group	4	3	Purchase of musical and television digital content (TIMmusic and TIMvision).
Total trade and miscellaneous payables and other current liabilities	200	176

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2016	2015	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis		22	Acquisition of transmission capacity with the Telefónica group.

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2016	2015	TYPE OF CONTRACT
Employee benefits expenses			Contributions to pension funds.
Fontedir	11	11

Telemaco	69	70

Other pension funds	3	5

Total employee benefits expenses	83	86

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2016	12/31/2015	TYPE OF CONTRACT
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds.
Fontedir	4	4

Telemaco	21	21

Other pension funds	1

Trade and miscellaneous payables and other current liabilities	26	25

REMUNERATION TO KEY MANAGERS

In 2016, the total remuneration recorded on an accrual basis by TIM or by companies controlled by the Group in respect of key managers amounted to 36.1 million euros (13.9 million euros in 2015), broken down as follows:

(millions of euros)	2016		2015
Short-term remuneration	13,1	(1)	11,4	(4)

Long-term remuneration	1,9

Employment termination benefit incentives	12,0	(2)

Share-based payments (*)	9,1	(3)	2,5	(5)

	36,1		13,9

(*)	These refer to the fair value of the rights, accrued to December 31, under the share-based incentive plans of TIM S.p.A. and its subsidiaries (2014/2016 Stock Option Plan, and Special Award and Stock Option Plans of the South American subsidiaries).
(1)	of which 1.1 million euros recorded by the Latin American subsidiaries.
(2)	of which 0.6 million euros recorded by the Latin American subsidiaries.
(3)	of which 0.2 million euros recorded by the Latin American subsidiaries.
(4)	of which 0.6 million euros recorded by the Latin American subsidiaries.
(5)	of which 0.4 million euros recorded by the Latin American subsidiaries.

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The amounts shown in the table do not include the effects:

•	of the allocation of a total amount of 3.6 million euros – for the 2016/2019 Special Award for the amount subject to discretional allocation to employees and/or directors of TIM or its subsidiaries – to which the Key Managers may potentially be beneficiaries in whole or in part;

•	resulting from the reversal of accruals for costs of the 2014/2016 Stock Option Plan of -3.7 million euros (-1.6 million euros in 2015).

In 2016, the contributions paid for defined contribution plans (Assida and Fontedir) by TIM S.p.A. or by subsidiaries of the Group, on behalf of key managers, amounted to 95,000 euros (126,000 euros in 2015).

In 2016, “Key managers”, i.e. those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the TIM Group, including directors, were the following:

Directors:
Giuseppe Recchi		Executive Chairman of TIM S.p.A.
Marco Patuano	(1)	Managing Director and Chief Executive Officer of TIM S.p.A.
Flavio Cattaneo	(2)	Managing Director and Chief Executive Officer of TIM S.p.A.
	(3)	General Manager of TIM S.p.A.
Managers:
Rodrigo Modesto de Abreu	(4)	Diretor Presidente Tim Participações S.A.
Stefano De Angelis	(5)	Diretor Presidente Tim Participações S.A.
Stefano Azzi	(6)	Head of Consumer & Small Enterprise
Simone Battiferri	(11)	Head of ICT Solutions & Service Platforms
Stefano Ciurli		Head of Wholesale
Antonino Cusimano	(13)	Head of Corporate Legal Affairs
Stefano De Angelis	(7)	Head of Consumer & Small Enterprise Market
Mario Di Loreto	(8)	Head of People Value
Giovanni Ferigo	(6)	Head of Technology
Lorenzo Forina	(6)	Head of Business & Top Clients
Francesco Micheli	(9)	Head of Human Resources & Organizational Development
Cristoforo Morandini	(10)	Head of Regulatory Affairs and Equivalence
Giuseppe Roberto Opilio	(11)	Head of Technology
Piergiorgio Peluso		Head of Administration, Finance and Control
Paolo Vantellini	(12)	Head of Business Support Office

(1) to March 21, 2016;
(2) from March 30, 2016;
(3) from April 12, 2016;
(4) to May 10, 2016;
(5) appointed by the Board of Directors of Tim Participações S.A. on May 11, 2016. The powers of the Diretor Presidente were awarded in the Board of Directors meeting held on July 25, 2016;
(6) from July 28, 2016;
(7) to May 11, 2016;
(8) to May 23, 2016;

(9)      from May 23, 2016 (the responsibility for the former People Value function was assigned on an interim basis to the Head of Group Special Projects, Francesco Micheli. The Function was later renamed);

(10) from March 17, 2016;
(11) to July 27, 2016;
(12) up to April 15, 2016 (from the same date, the responsibility of the function was assigned on an interim basis to the Chief Financial Officer of the Company, Piergiorgio Peluso);
(13) to September 30, 2016.

NOTE 40

EQUITY COMPENSATION PLANS

The equity compensation plans in force at December 31, 2016 are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

A summary is provided below of the plans in place at December 31, 2016.

DESCRIPTION OF STOCK OPTION PLANS

TIM S.p.A. 2014-2016 Stock Option Plan

The 2014-2016 Stock Option Plan was approved by the Shareholders’ Meeting of TIM S.p.A. of April 16, 2014 and was initiated following the resolution of the Board of Directors of June 26, 2014.

The objective of the Plan was to encourage Management holding organizational positions that are crucial to the company business to focus on the medium/long-term growth in value of the company shares, and it was aimed at the Chief Executive Officer, the Top Management (including Key Officers) and a selected part of TIM Group’s management.

The Plan covered the three-year period 2014-2016, with a maximum limit of 196,000,000 shares available for issue.

The option rights become exercisable after achievement of the performance conditions for the 2014-2016 three-year period has been verified by the Board of Directors of the company called to approve financial statements at December 31, 2016. Once they have vested, the rights can be exercised for a period of three years (exercise period).

The performance conditions are summarized below:

•	Total Shareholder Return (“TSR”) of TIM which determines 50% of the options. This parameter measures the positioning of TIM’s TSR in the TSR ranking of the Benchmark Panel consisting of: AT&T, Verizon, Telefónica, Deutsche TeleKom, Orange, Telekom Austria, KPN, Swisscom, British Telecom, Vodafone and TIM itself. The objective includes different levels of achievement based on TIM’s TSR positioning in the ranking, which corresponds to a different exercisable percentage of the options associated to it:

•	150% of the target level for positioning in first place (maximum level);

•	100% of the target level for positioning in fifth place (target level);

•	40% of the target level for positioning in eighth place (minimum level);

•	no options for positioning below the minimum level.

•	Cumulated Free Cash Flow consolidated in the 2014-2016 three-year period determines the exercisability of the remaining 50% of the allocated options. The parameter measures the Free Cash Flow available for the payment of dividends and repaying the debt, and will be calculated as a cumulative value for the 2014-2016 period. The Options associated with the Cumulated Free Cash Flow objective will become exercisable according to the level of performance achieved over the three years:

•	150% of the target options for over performance of 110% (or more) than the value established in the Plan;

•	100% of the options for achievement of the plan objective 2014-2016 (target level);

•	80% of the target options for achievement of the minimum value, set at 93% of the Cumulated Free Cash Flow value established in the plan (minimum level);

•	no options for positioning below the minimum level.

Based on the 2016 consolidated financial statements, the number of exercisable options is 20% of the total options assigned to targets:

•	the parameter related to Cumulated Free Cash Flow did not reach the minimum level, therefore no options linked to that parameter (50% of the total allocated to targets) will be exercisable;

•	the Total Shareholder Return was in 8th place in the ranking of the 11 peers, giving the right to the vesting of 40% of the options linked to that parameter (50% of the total allocated to targets).

The exercise price was set, by the Board of Directors meeting that initiated the plan, at 0.94 euros per option (strike price). For the allocations made in 2015 and 2016, the strike price was determined as the higher of the price established upon initial allocation and the price resulting from the application of the above criteria at the time of allocation of the options. Below the summary at the end of the plan:

•	No. 133,042 shares at a price of 1.15 euro;

•	No. 491,583 shares at a price of 1.01 euro;

•	No. 893,617 shares at a price of 0.99 euro;

•	No. 13,762,204 shares at a price of 0.94 euro.

Tim Participações S.A. Stock Option Plan

•	2011-2013 Plan

On August 5, 2011, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries. Exercise of the options is subject to achieving two objectives simultaneously:

•	absolute performance: increase in value of the Tim Participações S.A.’s shares;

•	relative performance: performance of the prices of Tim Participações S.A.’s shares against a benchmark index mainly composed of in the Telecommunications, Information Technology and Media industry.

Performance targets refer to the three-year period 2011-2014 and performance is recorded in July of each year.

The vesting period is 3 years (a third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

Year 2011

The grantees of the options were granted the right to purchase a total of 2,833,596 shares.

At December 31, 2016, no options were pending or exercisable. All the plan options have been exercised or have expired due to failure to achieve the minimum conditions set by the plan.

Year 2012

On September 5, 2012 the grantees of the options were granted the right to purchase a total of 2,661,752 shares.

At December 31, 2016, all pending options were vested, but were not exercisable since the minimum performance condition had not been reached. A total of 502,289 options are still pending.

Year 2013

On July 30, 2013, the grantees of the options were granted the right to purchase a total of 3,072,418 shares.

At December 31, 2016 no option was exercisable. A total of 971,221 options have been exercised, while 1,091,464 options are still pending because the minimum performance condition has not yet been reached.

•	2014-2016 Plan

On April 10, 2014, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries.

Exercise of the options is not subject to the achievement of specific performance targets, but the exercise price is adjusted upwards or downwards according to the performance of the Tim Participações S.A. shares in a ranking of Total Shareholder Return, in which companies in the Telecommunications, Information Technology and Media industry are compared during each year of validity of the plan. If the performance of the Tim Participações S.A. shares, in the 30 days prior to September 29 of each year, is in last place in that ranking, the participant loses the right to 25% of the options vesting at that time.

The vesting period is 3 years (a third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

Year 2014

On September 29, 2014, the grantees of the options were granted the right to purchase a total of 1,687,686 shares.

At December 31, 2016, a total of 623,027 options were considered lapsed due to failure to achieve the minimum exercise conditions set in the Plan, whereas 502,097 options, out of the 1,064,659 remaining, were considered vested. No option has been exercised.

Year 2015

On October 16, 2015, the grantees of the options were granted the right to purchase a total of 3,355,229 shares.

At December 31, 2016, a total of 780,144 options were considered lapsed and 338,266 options were considered vested.

2016

On November 8, 2016, the grantees of the options were granted the right to purchase a total of 3,922,204 shares.

At December 31, 2016, there were no options that could be considered as vested and no lapsed options.

DESCRIPTION OF OTHER TIM S.p.A. EQUITY COMPENSATION PLANS

Special Award 2016 - 2019

The Plan was approved by the Company’s Board of Directors on March 30, 2016, and by the Shareholders’ Meeting of May 25, 2016, for the part to be paid in shares.

The beneficiaries of the Plan are the Chief Executive Officer and other managers that will be selected by him.

The Plan was awarded to the Chief Executive Officer by the Board of Directors in its meeting of March 30, 2016; at December 31, 2016, no additional beneficiaries had yet been identified.

The Special Award has three performance conditions, consisting of the over-performance achieved, separately for each year, with respect to the Group targets set in the 2016 – 2018 Industrial Plan (for the year 2019 the amounts set in the plan for 2018 will be used):

•	EBITDA (weighting 50%)

•	Opex reduction (weighting 25%)

•	Net financial position (weighting 25%).

With respect to each of the years subject to the incentive, 80% of the bonus will consist of TIM ordinary shares (the number of shares will be calculated by dividing 80% of the bonus accrued in the year by the normal value of the shares at the performance verification date) and 20% will be in cash.

The result achieved will be calculated on the same company perimeter and using the accounting, fiscal, tax, economic and financial criteria applicable when the 2016–2018 Strategic Plan was approved, net of non-foreseeable payments resulting from operations prior to March 30, 2016 or from share capital changes affecting the results of the calculation parameters.

Following the board approval of the 2019 annual report and accounts (year 2020), all the annual bonuses accrued for the entire incentive period shall be paid, subject to the ceiling (referring to the entire four-year period and relating to 5.5% of the over-performance) of 55 million euros gross total (of which 40 million euros gross reserved for the Chief Executive Officer, corresponding to 4% of the overperformance and 15 million euros reserved for the additional beneficiaries, corresponding to 1.5% of the overperformance).

The bonus actually paid, both for the cash and equity component, will be subject to the clawback mechanisms in force at the time.

The Board of Directors shall have the option to pay the bonus expressed in shares, in whole or in part, by equivalent, based on the normal value of the shares at the time of the approval of the 2019 consolidated financial statements.

The actual disbursement of the Special Award is subject to the position being maintained and continuation of the relationship as an employee or director of the companies of the TIM Group until the approval of the 2019 consolidated financial statements, except for the cases specifically provided for, such as, for example, if the beneficiary retires in the meantime or the company that the beneficiary is an employee or director of is removed from the Group’s scope.

The Chief Executive Officer, in the event of termination of office as a good leaver before the award is made (also as a result of not being appointed as a Board Director when the board is re-elected), shall be paid the annual bonuses already accrued, as well as the Special Award that he would have been entitled to, calculated based on a linear projection through to the end of the incentive period of the average results already achieved.

For more details, see the information document prepared according to the format laid down in the Issuer Regulations and available on the website www.telecomitalia.com.

Following the results achieved in 2016, costs of around 14 million euros were recorded.

CALCULATION OF FAIR VALUE MEASUREMENT OF THE GRANTED OPTIONS AND RIGHTS

Parameters used to determine fair value – Tim Participações S.A.

Plans/Parameters	Exercise price (reais)	Volatility	Period	Expected dividends (reais)	Risk-free interest rate
Stock option plan 2011	8.84	51.73%	6 years	—	11.94% per annum

Stock option plan 2012	8.96	50.46%	6 years	—	8.89% per annum

Stock option plan 2013	8.13	48.45%	6 years	—	10.66% per annum

Stock option plan 2014	13.42	44.6%	6 years	—	10.66% per annum

Stock option plan 2015	8.45	35.5%	6 years	—	16.10% per annum

Stock option plan 2016	8.10	36.70%	6 years	—	11.73% per annum

Effects on the income statement and statement of financial position

Equity compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and is recorded in the separate income statements under “Employee benefits expenses” over the period between the grant date and the vesting period with a contra-entry to the equity reserve “Other equity instruments”. For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value.

Equity compensation plans which call for payment in equity instruments did not have significant impacts either on the income statements or the statements of financial position or of cash flows of the TIM Group at December 31, 2016.

NOTE 41

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of 2016 non-recurring events and transactions on equity, profit, net financial debt and cash flows of the TIM Group is set out below in accordance with Consob Communication DEM/6064293 of July 28, 2006. The non-recurring effects on Equity and Profit (loss) for the year are shown net of tax effects.

(millions of euros)			Equity	Profit (loss) for the year	Net financial debt carrying amount	Cash flows (*)
Amount – financial statements	(a	)	23,553	1,966	25,955	434

Acquisition of goods and services - Expenses related to agreements and the development of non-recurring projects			(2)	(2)	41	(41)

Employee benefits expenses - Expenses related to restructuring and rationalization			(109)	(109)	72	(72)

Other operating expenses - Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers			(27)	(27)	153	(153)

Gains on disposals of non-current assets			9	9	(11)	35

Finance expenses – Other finance expenses related to litigations			(18)	(18)	—	—

Total non-recurring effects	(b	)	(147)	(147)	255	(231)

Income/(Expenses) relating to Discontinued operations	(c	)	(12)	(12)	(704)	492

Figurative amount – financial statements	(a-b-c	)	23,712	2,125	26,404	173

(*)	Cash flows refer to the increase (decrease) in Cash and Cash equivalents during the year.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	2016	2015
Acquisition of goods and services:
Expenses related to agreements and the development of non-recurring projects	—	(102)

Sundry expenses	(2)	—

Employee benefits expenses:
Expenses related to restructuring and rationalization	(159)	(446)

Other operating expenses:
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	—	(518)

Sundry expenses and provisions	(36)	—

Change in inventories	—	(10)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(197)	(1,076)

Gains (losses) on non-current assets:
Gains on disposals of non-current assets	12	328

Impairment reversals (losses) on non-current assets:
Goodwill impairment loss Brazil	—	(240)

Impairment loss on tangible assets	—	(2)

Impact on EBIT – Operating profit (loss)	(185)	(990)

Other income (expenses) from investments:
Net income and gains on disposals of other investments	—	7

Finance expenses:
Interest expenses and miscellaneous finance expenses	(25)	(28)

Impact on profit (loss) before tax from continuing operations	(210)	(1,011)

Effect on income taxes on non-recurring items	63	237

Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	(12)	—

Impact on profit (loss) for the year	(159)	(774)

NOTE 42

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2016 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

NOTE 43

OTHER INFORMATION

A) EXCHANGE RATES USED TO TRANSLATE THE FINANCIAL STATEMENTS OF FOREIGN OPERATIONS(*)

		Year-end exchange rates		Average exchange rates for the year
		(statements of financial position)		(income statements and statements of cash flows)
(local currency against 1 euro)		12/31/2016	12/31/2015	2016	2015
Europe
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580

CZK	Czech koruna	27.02100	27.02300	27.03443	27.28277

HUF	Hungarian forint	309.83000	315.98000	311.47004	309.93218

CHF	Swiss franc	1.07390	1.08350	1.09004	1.06813

TRY	Turkish lira	3.70720	3.17650	3.34284	3.02349

GBP	Pound sterling	0.85618	0.73395	0.81905	0.72612

RON	Romanian leu	4.53900	4.52400	4.49053	4.44555

RUB	Russian Ruble	64.30000	80.67400	74.15831	68.03509

North America
USD	U.S. dollar	1.05410	1.08870	1.10666	1.10970

Latin America
VEF	Venezuelan bolivar	14.23035	14.69745	14.90133	13.71398

BOB	Bolivian Bolíviano	7.28383	7.52292	7.64702	7.66808

PEN	Peruvian nuevo sol	3.54020	3.70833	3.73505	3.53192

ARS	Argentine peso	16.74880	14.09720	16.33204	10.26890

CLP	Chilean peso	704.94500	772.71300	748.49536	726.01073

COP	Colombian peso	3,169.49000	3,456.01000	3,376.68116	3,046.29559

MXN	Mexican peso	21.77190	18.91450	20.65687	17.61029

BRL	Brazilian real	3.43542	4.25116	3.85935	3.69727

PYG	Paraguayan guarani	6,078.92000	6,321.98000	6,271.31096	5,770.44570

UYU	Uruguayan peso	30.95680	32.60440	33.38458	30.29701

Other countries
ILS	Israeli shekel	4.04770	4.24810	4.24812	4.31323

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

B) RESEARCH AND DEVELOPMENT

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	2016	2015
Research and development costs expensed during the year	44	52

Capitalized development costs	1,704	1,668

Total research and development costs (expensed and capitalized)	1,748	1,720

Moreover, in the separate consolidated income statement for the year 2016, amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 731 million euros.

Research and development activities conducted by the TIM Group are detailed in the Report on Operations (Sustainability Section).

C) OPERATING LEASES

In accordance with the accounting standards and the provisions of IAS 17 in particular, the Group considers operating leases to be non-cancellable when they are only cancellable upon the occurrence of some remote contingency, with the permission of the lessor, or upon payment by the lessee of such an additional amount (penalty) that, at inception of the lease, continuation of the lease is reasonably certain.

In particular:

Revenue related

The Group has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2016 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2016	12/31/2015
Within 1 year	118	106

From 2 to 5 years	247	210

Beyond 5 years	128	24

Total	493	340

Expense related

The Group has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2016 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2016	12/31/2015
Within 1 year	175	200

From 2 to 5 years	287	403

Beyond 5 years	39	77

Total	501	680

The decrease was mainly due to the reduction in property and autovehicle lease payments for TIM S.p.A..

D) DIRECTORS’ AND STATUTORY AUDITORS’ REMUNERATION

The total compensation due for 2016 to the directors and statutory auditors of TIM S.p.A. for carrying out such functions in the Parent and in other consolidated companies amounts to 19.7 million euros for the directors and to 0.5 million euros for the statutory auditors. In reference to the compensation to which the Directors are entitled, it should be noted that the amount is calculated by considering only compensation for corporate offices (in primis those under Article 2389, paragraphs 1 and 3 of the Italian Civil Code) thus excluding the amounts relating to any employment relationship with the companies of the Group and any non-monetary fringe benefits; for a complete and detailed description of the compensation paid to the directors, reference should be made to the Compensation Report, available at the Company’s headquarters and on the corporate website at the following address: www.telecomitalia.com/shareholders.

E) SUMMARY SCHEDULE OF FEES DUE TO THE AUDIT FIRM AND OTHER FIRMS IN ITS NETWORK

The following schedule reports the fees due to PricewaterhouseCoopers S.p.A. (“PwC”) and to the other firms in the PwC network for the audit of the 2016 financial statements and the fees referring to the year 2016 for other audit and review services, and for other non-audit services provided to the companies of the TIM Group by PwC and other firms in the PwC network. The out-of-pocket expenses incurred for these services in 2016 are also shown.

	PricewaterhouseCoopers S.p.A.			Other firms in the PricewaterhouseCoopers network
(euros)	TIM S.p.A.	Subsidiaries	TIM Group	TIM S.p.A.	Subsidiaries	TIM Group	Total PwC network
Audit services	2,700,150	1,422,486	4,122,636	113,018	1,896,415	2,009,433	6,132,069

Verification services with issue of certification	144,500	10,500	155,000	—	44,124	44,124	199,124

Other services:
agreed procedures on regulatory accounting areas	47,000	—	47,000	—	43,531	43,531	90,531

Total 2016 fees due for audit and other services to the PwC network (*)	2,891,650	1,432,986	4,324,636	113,018	1,984,070	2,097,088	6,421,724

Out-of-pocket expenses							388,931

Total							6,810,655

(*)	Total fees for 2016 do not include 0.6 million euros charged to the Tim Brasil group by the PwC network for audits on the quality of services imposed by the Brazilian authority ANATEL.

NOTE 44

EVENTS SUBSEQUENT TO DECEMBER 31, 2016

6 AND A HALF-YEAR BOND ISSUE FOR 1 BILLION EUROS

On January 19, 2017, TIM S.p.A. issued a bond of 1 billion euros, maturing July 19, 2023, with a coupon of 2.500%, an issue price of 99.288%, and a redemption price of 100.0%.

The effective yield at maturity is 2.622%, corresponding to a yield of 237 basis points above the reference rate (mid swap).

The bonds were issued under the Group’s EMTN program of 20 billion euros and are listed on the Luxembourg stock exchange.

NEW PROJECT TO DEVELOP AN ULTRABROADBAND FIXED NETWORK IN THE “WHITE” AREAS

On March 23, 2017, the Board of Directors of TIM has approved the project presented by the Chief Executive Officer Flavio Cattaneo to create a company dedicated exclusively to the selective development of new fiber infrastructure in the areas included in the cluster classifications C and D (the rural or so-called “white areas”) based on the EU regulations.

The Project is in line with the 2017-2019 Strategic Plan, approved by the Board of Directors, and does not envisage an increase in the level of investments that the TIM Group has already planned.

In fact, the project is to create a company with a financial partner as majority shareholder, to be chosen in the coming months. The procedure to identify a suitable partner is already underway.

Creating this partnership will mean that, through the new company, TIM will be able to achieve its targets to cover the country with Ultra-broadband almost 2 years ahead of the schedule set out in the three year plan. Thanks to this acceleration in Clusters C and D, the target of 95% coverage of the Italian population with UBB connections will be reached in mid-2018, while coverage will increase to 99%, also with the contribution of wireless technologies, at the end of the current plan in 2019. To create this infrastructure, the new company will use the best technologies available on the market, with FTTC architecture providing speeds of up to 300 Mbps. Over 6,000 municipalities will be affected by the project, with over 7 million homes to be connected.

The company will offer all operators wholesale connection services, guaranteeing equal treatment.

NOTE 45

LIST OF COMPANIES OF THE TIM GROUP

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency. In addition to the percentage ownership of share capital, the percentage of voting rights in the ordinary shareholders’ meeting, if different from the percentage holding of share capital, and which companies hold the investment.

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
PARENT COMPANY
TIM S.p.A.	MILAN (ITALY)	EUR	11,677,002,855

SUBSIDIARIES CONSOLIDATED LINE-BY-LINE
DOMESTIC BU
4G RETAIL S.r.l. (sale of fixed and mobile telecommunications products and services and all analog and digital broadcasting equipment)	MILAN (ITALY)	EUR	2,402,241	100.0000		TIM S.p.A.

ADVANCED CARING CENTER S.r.l. (telemarketing, market research and surveys activities and development)	ROME (ITALY)	EUR	600,000	100.0000		TELECONTACT CENTER S.p.A.

ALFABOOK S.r.l. (on-line sale of digital texts)	TURIN (ITALY)	EUR	100,000	100.0000		OLIVETTI S.p.A.

BEIGUA S.r.l. (purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	ROME (ITALY)	EUR	51,480	100.0000		PERSIDERA S.p.A.

CD FIBER S.r.l. (development, implementation, maintenance and management of service network infrastructure and high-speed electronic communication systems)	ROME (ITALY)	EUR	50,000	100.0000		TIM S.p.A.

FLASH FIBER S.r.l. (development, implementation, maintenance and supply of the fiber network in Italy)	MILAN (ITALY)	EUR	30,000	80.0000		TIM S.p.A.

H.R. SERVICES S.r.l. (personnel training and services)	L’AQUILA (ITALY)	EUR	500,000	100.0000		TIM S.p.A.

INFRASTRUTTURE WIRELESS ITALIANE S.p.A. (installation and operation of installations and infrastructure for the management and the sale of telecommunications services)	MILAN (ITALY)	EUR	600,000,000	60.0333		TIM S.p.A.

LATIN AMERICAN NAUTILUS CHILE S.A. (managed bandwidth services)	SANTIAGO (CHILE)	CLP	5,852,430,960	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd

MED 1 SUBMARINE CABLES Ltd (construction and management of the submarine cable lev1)	RAMAT GAN (ISRAEL)	ILS	55,886,866	100.0000		TELECOM ITALIA SPARKLE S.p.A.

MEDITERRANEAN NAUTILUS ISRAEL Ltd (international wholesale telecommunication services)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd

NOVERCA S.r.l. (development and provision of services in the TLC and multimedia sector in Italy and abroad)	ROME (ITALY)	EUR	10,000	100.0000		TIM S.p.A.

OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20,337,161	100.0000		TIM S.p.A.

OLIVETTI S.p.A. (production and sale of office equipment and information technology services)	IVREA (TURIN) (ITALY)	EUR	10,000,000	100.0000		TIM S.p.A.

PERSIDERA S.p.A. (purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	ROME (ITALY)	EUR	21,428,572	70.0000		TIM S.p.A.

TELECOM ITALIA SAN MARINO S.p.A. (San Marino telecommunications management)	BORGO MAGGIORE (SAN MARINO)	EUR	1,808,000	100.0000		TIM S.p.A.

TELECOM ITALIA SPARKLE RUSSIA LLC (telecommunications services)	MOSCOW (RUSSIA)	RUB	10,000	99.0000 1.0000		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE UK Ltd

TELECOM ITALIA SPARKLE S.p.A. (completion and management of telecommunications services for public and private use)	ROME (ITALY)	EUR	200,000,000	100.0000		TIM S.p.A.

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TELECOM ITALIA TRUST TECHNOLOGIES S.r.l. (other service activities connected with NCA information technology)	POMEZIA ROME (ITALY)	EUR	7,000,000	100.0000		TIM S.p.A.

TELECOM ITALIA VENTURES S.r.l. (investment holding company)	MILAN (ITALY)	EUR	10,000	100.0000		TIM S.p.A.

TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	3,000,000	100.0000		TIM S.p.A.

TELEFONIA MOBILE SAMMARINESE S.p.A. (development and management of mobile telecommunications plants and services)	BORGO MAGGIORE (SAN MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.

TELENERGIA S.r.l. (import, export, purchase, sale and trade of electricity)	ROME (ITALY)	EUR	50,000	100.0000		TIM S.p.A.

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (production and sale of equipment and systems for crypto telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TIM S.p.A.

TI SPARKLE NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (NETHERLANDS)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE AMERICAS Inc. (managed bandwidth services)	MIAMI (UNITED STATES)	USD	10,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd

TI SPARKLE ARGENTINA S.A. (managed bandwidth services)	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	95.0000 5.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE AUSTRIA Gmbh (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	2,200,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE UK Ltd

TI SPARKLE BOLIVIA S.r.l. (managed bandwidth services)	LA PAZ (BOLIVIA)	BOB	1,747,600	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE AMERICAS Inc.

TI SPARKLE BRASIL PARTIÇIPAÇÕES Ltda (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	71,563,866	99.9999 0.0001		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE BRASIL TELECOMUNICAÇÕES Ltda (managed bandwidth services)	RIO DE JANEIRO (BRAZIL)	BRL	69,337,363	99.9999 0.0001		TI SPARKLE BRASIL PARTIÇIPAÇÕES Ltda TI SPARKLE AMERICAS Inc.

TI SPARKLE BULGARIA EOOD (telecommunications services)	SOFIA (BULGARIA)	BGN	100,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd

TI SPARKLE COLOMBIA Ltda (managed bandwidth services)	BOGOTA’ (COLOMBIA)	COP	5,246,906,000	99.9999 0.0001		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd TI SPARKLE AMERICAS Inc.

TI SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE GERMANY Gmbh (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE GREECE S.A. (telecommunications services)	ATHENS (GREECE)	EUR	368,760	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd

TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd (telecommunications services, installation and maintenance of submarine cable systems for managed bandwidth services)	DUBLIN (IRELAND)	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE MED S.p.A. (installation and management of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd

TI SPARKLE NORTH AMERICA, Inc. (telecommunications and promotional services)	NEW YORK (UNITED STATES)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE PANAMA S.A. (managed bandwidth services)	PANAMA	USD	10,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd

TI SPARKLE PERU S.A. (managed bandwidth services)	LIMA (PERU)	PEN	57,101,788	99.9999 0.0001		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd TI SPARKLE AMERICAS Inc.

TI SPARKLE PUERTO RICO LLC (managed bandwidth services)	SAN JUAN (PUERTO RICO)	USD	50,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd

TI SPARKLE ROMANIA S.r.l. (telecommunications services)	BUCHAREST (ROMANIA)	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE SINGAPORE Pte.Ltd (telecommunications services)	SINGAPORE	USD	5,121,120	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE NORTH AMERICA, Inc.

TI SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE SPAIN TELECOMMUNICATIONS S.L. (telecommunications services)	MADRID (SPAIN)	EUR	1,687,124	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE St. Croix LLC (managed bandwidth services)	VIRGIN ISLANDS (UNITED STATES)	USD	10,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd

TI SPARKLE SWITZERLAND Gmbh (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE TURKEY TELEKOMÜNIKASYON ANONIM SIRKETI (telecommunications services)	YENISBONA ISTANBUL (TURKEY)	TRY	40,600,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd

TI SPARKLE UK Ltd (value-added and networking services)	LONDON (UNITED KINGDOM)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.

	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TI SPARKLE VENEZUELA CA. (managed bandwidth services)	CARACAS (VENEZUELA)	VEF	981,457	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd

TIM REAL ESTATE S.r.l. (real estate)	MILAN (ITALY)	EUR	50,000	100.0000		TIM S.p.A.

TIMB2 S.r.l. (management of television frequency user rights)	ROME (ITALY)	EUR	10,000	99.0000 1.0000		PERSIDERA S.p.A. TIM S.p.A.

TIMVISION S.r.l. (production, co-production, conception and creation of programs, films and audiovisual content, including multimedia and interactive content)	ROME (ITALY)	EUR	50,000	100.0000		TIM S.p.A.

TIS FRANCE S.A.S. (installation and management of telecommunications services for fixed network and related activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services and promotional services)	SÃO PAULO (BRAZIL)	BRL	8,909,639	100.0000		TI SPARKLE BRASIL PARTIÇIPAÇÕES Ltda

TN FIBER S.r.l. (design, implementation, maintenance and supply of optical network access to users in the province of Trento)	TRENTO (ITALY)	EUR	55,918,000	100.0000		TIM S.p.A.

BRAZIL BU
INTELIG TELECOMUNICAÇÕES Ltda (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	4,041,956,045	99.9999 0.0001		TIM PARTICIPAÇÕES S.A. TIM CELULAR S.A.

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	7,169,029,859	99.9999 0.0001		TELECOM ITALIA FINANCE S.A. TIM S.p.A.

TIM CELULAR S.A. (telecommunications services)	SÃO PAULO (BRAZIL)	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.

TIM PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	9,913,414,422	66.5819 0.0329		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. TIM PARTICIPAÇÕES S.A.

OTHER OPERATIONS
OLIVETTI DEUTSCHLAND Gmbh (sale of office equipment and supplies)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI S.p.A.

OLIVETTI ESPAÑA S.A. (in liquidation) (sale and maintenance of office supplies, consultancy and network management)	BARCELONA (SPAIN)	EUR	1,229,309	100.0000		OLIVETTI S.p.A.

OLIVETTI UK Ltd (sale of office equipment and supplies)	NORTHAMPTON (UNITED KINGDOM)	GBP	6,295,712	100.0000		OLIVETTI S.p.A.

TELECOM ITALIA CAPITAL S.A. (financial company)	LUXEMBOURG	EUR	2,336,000	100.0000		TIM S.p.A.

TELECOM ITALIA FINANCE IRELAND Ltd (in liquidation) (financial company)	DUBLIN (IRELAND)	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.

TELECOM ITALIA FINANCE S.A. (financial company)	LUXEMBOURG	EUR	1,818,691,979	100.0000		TIM S.p.A.

TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA Ltda (telecommunications and promotional services)	SÃO PAULO (BRAZIL)	BRL	118,925,803	99.9997		TIM S.p.A.

TIAUDIT COMPLIANCE LATAM S.A. (in liquidation) (internal audit services)	RIO DE JANEIRO (BRAZIL)	BRL	1,500,000	69.9996 30.0004		TIM S.p.A. TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

TIERRA ARGENTEA S.A. (in liquidation) (investment holding company)	BUENOS AIRES (ARGENTINA)	ARS	—	69.3702 30.6298		TELECOM ITALIA FINANCE S.A. TIM S.p.A.

TIESSE S.c.p.A. (installation and assistance for electronic, IT, telematics and telecommunications equipment)	IVREA (TURIN) (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.

TIM TANK S.r.l. (fund and securities investments)	MILAN (ITALY)	EUR	16,600,000	100.0000		TIM S.p.A.

	Head office	Currency	Share capital	% Ownership		% of voting rights	Held by
ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD
ALFIERE S.p.A. (*) (real estate management)	ROME (ITALY)	EUR	9,250,000	50.0000			TIM S.p.A.

AREE URBANE S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	100,000	32.6200			TIM S.p.A.

ASSCOM INSURANCE BROKERS S.r.l. (insurance brokerage)	MILAN (ITALY)	EUR	100,000	20.0000			TIM S.p.A.

BALTEA S.r.l. (in bankruptcy) (production and sale of office equipment, TLC and IT services)	IVREA (TURIN) (ITALY)	EUR	100,000	49.0000			OLIVETTI S.p.A.

CLOUDESIRE.COM S.r.l. (design, implementation and marketing of a marketplace platform for the sale of software-as-a-service applications)	PISA (ITALY)	EUR	11,671	(	**)		TELECOM ITALIA VENTURES S.r.l.

CONSORZIO ANTENNA COLBUCCARO (installation, management and maintenance of pylons complete with workstations for device recovery)	ASCOLI PICENO (ITALY)	EUR	121,000	20.0000			PERSIDERA S.p.A.

CONSORZIO ANTENNA MONTECONERO (multimedia services)	SIROLO (ANCONA) (ITALY)	EUR	51,100	22.2211			PERSIDERA S.p.A.

CONSORZIO E O (in liquidation) (training services)	ROME (ITALY)	EUR	30,987	50.0000			TIM S.p.A.

DONO PER S.C.A.R.L. (collection and distribution of funds for charitable purposes or for financing of political parties or political or social movements)	ROME (ITALY)	EUR	30,000	33.3333			TIM S.p.A.

ECO4CLOUD S.r.l. (development, production and sale of innovative products or services with high technological value)	RENDE (COSENZA) (ITALY)	EUR	19,532	(	**)		TELECOM ITALIA VENTURES S.r.l.

ITALTEL GROUP S.p.A. (investment holding company)	SETTIMO MILANESE (MILAN) (ITALY)	EUR	825,695	34.6845		19.3733	TELECOM ITALIA FINANCE S.A.

ITALTEL S.p.A. (telecommunications systems)	SETTIM MILANESE (MILAN) (ITALY)	EUR	2,000,000	(	**)		TIM S.p.A.

MOVENDA S.p.A. (design, construction and diffusion of Internet sites, products and computer media)	ROME (ITALY)	EUR	133,333	24.9998			TELECOM ITALIA FINANCE S.A.

NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000			TIM S.p.A.

OILPROJECT S.r.l. (research, development, marketing and patenting of all intellectual property related to technology, information technology and TLC)	MILAN (ITALY)	EUR	13,556	(	**)		TELECOM ITALIA VENTURES S.r.l.

PEDIUS S.r.l. (implementation of specialized telecommunications applications, telecommunications services over telephone connections, VOIP services)	ROME (ITALY)	EUR	137	(	**)		TELECOM ITALIA VENTURES S.r.l.

TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	47.8019			TIM S.p.A.

TIGLIO II S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	10,000	49.4700			TIM S.p.A.

W.A.Y. S.r.l. (development and sale of geolocation products and systems for security and logistics)	TURIN (ITALY)	EUR	136,383	39.9999			OLIVETTI S.p.A.

WIMAN S.r.l. (development, management and implementation of platforms for social-based Wi-Fi authentication)	MATTINATA (FOGGIA) (ITALY)	EUR	21,568	(	**)		TELECOM ITALIA VENTURES S.r.l.

(*)	Joint Venture.
(**)	Associate over which TIM S.p.A., directly or indirectly, exercises significant influence pursuant to IAS 28 (Investments in Associates and Joint Ventures).

	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
OTHER RELEVANT SHAREHOLDERS PURSUANT TO CONSOB RESOLUTION NO. 11971 OF MAY 14, 1999 AS AMENDED
ARMNet S.r.l. (analysis, design, development and sale of IT systems)	SASSARI (ITALY)	EUR	889	14.5107		TELECOM ITALIA VENTURES S.r.l.

CEFRIEL S.c.a.r.l. (training)	MILAN (ITALY)	EUR	1,115,595	10.3618		TIM S.p.A.

CONSORZIO ANTENNA TOLENTINO S.c.a.r.l. (installation, management and maintenance of pylons complete with workstations for device recovery)	RECANATI (MACERATA) (ITALY)	EUR	86,000	16.6666		PERSIDERA S.p.A.

CONSORZIO EMITTENTI RADIOTELEVISIVE (broadcasting activities)	BOLOGNA (ITALY)	EUR	119,309	18.6600		PERSIDERA S.p.A.

CONSORZIO HEALTH INNOVATION HUB (in liquidation) (development of the market for systems and services for the social welfare and healthcare sector)	TRENTO (ITALY)	EUR	48,000	12.5000		TIM S.p.A.

DAHLIA TV S.p.A. (in liquidation) (pay-per-view services)	ROME (ITALY)	EUR	11,318,833	10.0800		TIM S.p.A.

EDO.IO S.r.l. (analysis, design, development and sale of IT systems)	ROME (ITALY)	EUR	720	11.1111		TELECOM ITALIA VENTURES S.r.l.

FIN.PRIV. S.r.l. (financial company)	MILAN (ITALY)	EUR	20,000	14.2900		TIM S.p.A.

IGOON S.r.l. (development of mobile platforms and applications able to provide users innovative solutions for organizing and sharing all their digital content)	NAPLES (ITALY)	EUR	13,578	10.8500		TELECOM ITALIA VENTURES S.r.l.

INNAAS S.r.l. (design, development and sale of high-tech software and hardware)	ROME (ITALY)	EUR	108,700	13.0046		TELECOM ITALIA VENTURES S.r.l.

ITALBIZ.COM Inc. (Internet services)	DELAWARE (UNITED STATES)	USD	4,721	19.5000		TIM S.p.A.

KOPJRA S.r.l. (design, development and sale of high-tech software and hardware)	SCHIO (VICENZA) (ITALY)	EUR	13,352	13.4062		TELECOM ITALIA VENTURES S.r.l.

MIX S.r.l. (Internet service provider)	MILAN (ITALY)	EUR	99,000	10.8500		TIM S.p.A.

PARCO SCIENTIFICO E TECNOLOGICO DELL’AREA METROPOLITANA DI NAPOLI (design of science parks)	NAPLES (ITALY)	EUR	1,678,501	16.4756		TIM S.p.A.

TXN Società a Responsabilità Limitata Semplificata (software development)	ARIANO IRPINO (AVELLINO) (ITALY)	EUR	333	14.4100		TELECOM ITALIA VENTURES S.r.l.

CERTIFICATION OF THE CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO ARTICLE 81-TER OF THE CONSOB REGULATION 11971 DATED MAY 14, 1999, WITH AMENDMENTS AND ADDITIONS

1.	We, the undersigned, Giuseppe Recchi, as Chairman, Flavio Cattaneo, as Chief Executive Officer, and Piergiorgio Peluso, as Manager responsible for preparing TIM S.p.A. financial reports, certify, having also considered the provisions of Article 154-bis, paragraphs 3 and 4, of Italian Legislative Decree 58 of February 24, 1998:

•	the adequacy in relation to the characteristics of the company and

•	the effective application

of the administrative and accounting procedures used in the preparation of the consolidated financial statements for the 2016 fiscal year.

2.	TIM has adopted the Internal Control – Integrated Framework Model (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, as its framework for the establishment and assessment of its internal control system, with particular reference to the internal controls for the preparation of the financial statements.

3.	The undersigned also certify that:

3.1	the Consolidated Financial Statements at December 31, 2016:

a)	are prepared in conformity with international accounting standards adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy also with reference to the measures enacted for the implementation of Article 9 of Italian Legislative Decree 38 of February 28, 2005;

b)	agree with the results of the accounting records and entries;

c)	provide a true and fair view of the financial condition, the results of operations and the cash flows of the Company and its consolidated subsidiaries;

3.2	the report on operations contains a reliable operating and financial review of the Company and of the Group, as well as a description of their exposure to the main risks and uncertainties.

March 23, 2017

Chairman	Chief Executive Officer	Manager Responsible for Preparing the Corporate Financial Reports
Giuseppe Recchi	Flavio Cattaneo	Piergiorgio Peluso

INDEPENDENT AUDITORS REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE 39 OF 27 JANUARY 2010

To the shareholders of

Telecom Italia SpA

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Telecom Italia Group, which comprise the statement of financial position as of 31 December 2016, the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, a summary of significant accounting policies and other explanatory notes.

Directors responsibility for the consolidated financial statements

The directors of Telecom Italia SpA are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree 38/2005.

Auditors responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISA Italia) drawn up pursuant to article 11 of Legislative Decree 39 of 27 January 2010. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing audit procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The audit procedures selected depend on the auditor professional judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity preparation of consolidated financial statements that give a true and fair view, to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Telecom Italia Group as of 31 December 2016 and of the result of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree 38/2005.

Emphasis of matter

Without modifying our opinion, we draw attention to the information provided by the directors in the Note 1 (“The correction of errors” paragraph) of the explanatory notes, regarding the restatement of some comparative amounts as at 31 December 2015 and for period ended 31 December 2015, respect to the amounts previously disclosed, as well as to the presentation of the consolidated statement of financial position as at 1 January 2015.

Report on compliance with other laws and regulations

Opinion on the consistency with the consolidated financial statements of the report on operations and of certain information set out in the report on corporate governance and ownership structure

We have performed the procedures required under auditing standard 720B (SA Italia) to express an opinion, as required by law, on the consistency of the report on operations and of the information set out in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree 58/98, which are the responsibility of the directors of Telecom Italia SpA, with the consolidated financial statements of the Telecom Italia Group as of 31 December 2016. In our opinion, the report on operations and the information in the report on corporate governance and ownership structure mentioned above are consistent with the consolidated financial statements of the Telecom Italia Group as of 31 December 2016.

Milan, 31 March 2017

PricewaterhouseCoopers S.p.A.

Signed by

Francesco Ferrara

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

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Contents

TIM S.p.A. SEPARATE FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL POSITION

Assets

(euros)			note	12/31/2016	of which related parties	12/31/2015	of which related parties
Non-current assets
Intangible assets
Goodwill			3)	27,026,739,756		27,026,739,756

Intangible assets with a finite useful life			4)	3,886,177,269		4,076,393,484

				30,912,917,025		31,103,133,240

Tangible assets			5)
Property, plant and equipment owned				10,046,347,346		9,556,430,623

Assets held under finance leases				2,105,118,347		1,974,591,411

				12,151,465,693		11,531,022,034

Other non-current assets
Investments			6)	7,732,084,366		7,805,358,097

Non-current financial assets			7)	2,146,764,245	665,531,000	2,377,126,782	702,208,000

Miscellaneous receivables and other non-current assets			8)	1,502,729,408	74,034,000	1,282,919,576	61,402,000

Deferred tax assets			9)	773,180,450		778,730,608

				12,154,758,469		12,244,135,063

Total Non-current assets	(a	)		55,219,141,187		54,878,290,337

Current assets
Inventories			10)	132,913,155		125,317,471

Trade and miscellaneous receivables and other current assets			11)	3,925,304,299	336,366,000	3,663,014,712	320,821,000

Current income tax receivables			9)	314,795		126,868,259

Current financial assets
Securities other than investments, financial receivables and other current financial assets				1,193,543,868	625,627,000	1,031,076,585	606,394,000

Cash and cash equivalents				1,230,226,375	428,757,000	916,349,104	186,788,000

			7)	2,423,770,243		1,947,425,689

Current assets sub-total				6,482,302,492		5,862,626,131

Discontinued operations/Non-current assets held for sale			12)	—		1,202

Total Current assets	(b	)		6,482,302,492		5,862,627,333

Total Assets	(a+b	)		61,701,443,679		60,740,917,670

Equity and Liabilities

(euros)			note	12/31/2016	of which related parties	12/31/2015	of which related parties
Equity			13)
Share capital issued				11,677,002,855		10,740,236,909

less: Treasury shares				(20,719,608)		(20,719,608)

Share capital				11,656,283,247		10,719,517,301

Additional paid-in capital				2,094,207,410		1,730,973,380

Legal reserve				2,144,698,002		2,144,698,002

Other reserves
Revaluation reserve pursuant to Italian Law 413/91				—		—

Reserve for remeasurements of employee defined benefit plans (IAS 19)				(102,627,937)		(69,652,277)

Other				1,283,634,610		1,678,922,440

Total Other reserves				1,181,006,673		1,609,270,163

Retained earnings (accumulated losses), including profit (loss) for the year				1,896,619,219		(93,408,946)

Total Equity	(c	)		18,972,814,551		16,111,049,900

Non-current liabilities
Non-current financial liabilities			14)	28,958,301,664	8,295,820,000	30,742,826,731	9,961,297,000

Employee benefits			19)	1,274,422,355		1,278,333,145

Deferred tax liabilities			9)	1,432,703		2,343,384

Provisions			20)	596,116,103		324,032,134

Miscellaneous payables and other non-current liabilities			21)	1,077,090,125	46,802,000	918,991,473	21,484,000

Total Non-current liabilities	(d	)		31,907,362,950		33,266,526,867

Current liabilities
Current financial liabilities			14)	4,809,609,619	1,712,759,000	5,637,064,992	2,593,965,000

Trade and miscellaneous payables and other current liabilities			22)	5,465,316,184	441,135,000	5,656,219,550	684,963,000

Current income tax payables			9)	546,340,375		70,056,361

Current liabilities sub-total				10,821,266,178		11,363,340,903

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			12)	—		—

Total Current Liabilities	(e	)		10,821,266,178		11,363,340,903

Total Liabilities	(f=d+e	)		42,728,629,128		44,629,867,770

Total Equity and Liabilities	(c+f	)		61,701,443,679		60,740,917,670

SEPARATE INCOME STATEMENTS

(euros)	note	Year 2016	of which related parties	Year 2015	of which related parties
Revenues	24)	13,669,488,135	459,992,000	13,796,835,227	460,306,000

Other income	25)	241,399,138	18,688,000	252,084,411	20,831,000

Total operating revenues and other income		13,910,887,273		14,048,919,638

Acquisition of goods and services	26)	(5,051,634,989)	(1,117,250,000)	(5,385,826,812)	(1,169,621,000)

Employee benefits expenses	27)	(2,530,008,192)	(111,754,000)	(2,768,903,725)	(88,155,000)

Other operating expenses	28)	(516,741,335)	(840,000)	(960,000,488)	(1,262,000)

Change in inventories	29)	8,459,684		13,926,296

Internally generated assets	30)	483,305,303		318,100,386

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		6,304,267,744		5,266,215,295

of which: impact of non-recurring items	38)	(156,516,000)		(1,021,156,000)

Depreciation and amortization	31)	(3,161,235,700)		(3,083,295,900)

Gains/(losses) on disposals of non-current assets	32)	(5,646,054)		4,739,241

Impairment reversals (losses) on non-current assets	33)	(3,012,422)		—

Operating profit (loss) (EBIT)		3,134,373,568		2,187,658,636

of which: impact of non-recurring items	38)	(156,516,000)		(1,021,156,000)

Income/(expenses) from investments	34)	11,862,008	46,827,000	(132,511,558)	2,029,049,000

Finance income	35)	1,956,575,927	1,023,394,000	2,120,909,688	641,717,000

Finance expenses	35)	(2,783,517,681)	(924,154,000)	(4,545,700,579)	(2,080,775,000)

Profit (loss) before tax from continuing operations		2,319,293,822		(369,643,813)

of which: impact of non-recurring items	38)	(181,336,000)		(1,136,019,000)

Income tax expense	9)	(762,504,242)		(96,170,189)

Profit (loss) from continuing operations		1,556,789,580		(465,814,002)

of which: impact of non-recurring items	38)	(134,897,000)		(826,716,000)

Profit (loss) from Discontinued operations/Non-current assets held for sale	12)	339,829,639		9,342,486

Profit (loss) for the year		1,896,619,219		(456,471,516)

of which: impact of non-recurring items	38)	204,933,000		(826,716,000)

STATEMENTS OF COMPREHENSIVE INCOME

Note 13

			Year	Year
(euros)			2016	2015
Profit (loss) for the year	(a	)	1,896,619,219	(456,471,516)

Other components of the Statements of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			(29,508,310)	14,721,551

Income tax effect			7,212,158	(6,593,872)

			(22,296,152)	8,127,679

Total other components that will not be reclassified subsequently to Separate Income Statements	(b	)	(22,296,152)	8,127,679

Other components that will be reclassified subsequently to Separate Income Statements
Available-for-Sale financial assets
Profit (loss) from fair value adjustments			4,008,400	(71,019,983)

Loss (profit) transferred to the Separate Income Statements
Income tax effect			(1,714,450)	21,830,289

	(c	)	2,293,950	(49,189,694)

Hedging instruments:
Profit (loss) from fair value adjustments			(497,790,073)	550,488,569

Loss (profit) transferred to the Separate Income Statements			278,679,000	(296,540,000)

Income tax effect			44,329,901	(109,494,060)

	(d	)	(174,781,172)	144,454,509

Total other components that will be reclassified subsequently to Separate Income Statements	(e=c+d	)	(172,487,222)	95,264,815

Total other components of the Statement of Comprehensive Income	(f=b+e	)	(194,783,374)	103,392,494

Total comprehensive income (loss) for the year	(a+f	)	1,701,835,845	(353,079,022)

STATEMENTS OF CHANGES IN EQUITY

Changes in Equity from January 1 to December 31, 2015

(euros)	Share capital	Additional Paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total Equity
Balance at December 31, 2014	10,702,72,253	1,725,009,328	73,789,655	(1,176,636,342)	(77,779,956)	5,259,247,269	16,506,302,207

Changes in equity during the year:
Dividends approved						(165,718,318)	(165,718,318)

Total comprehensive income (loss) for the year			(49,189,694)	144,454,509	8,127,679	(456,471,516)	(353,079,022)

Merger of Telecom Italia Media S.p.A. into TIM S.p.A..	7,392,541	5,964,052				(87,382,034)	(74,025,441)

Convertible bond issue maturing 2022 - equity component						186,368,640	186,368,640

Issue of equity instruments	9,452,506					530,686	9,983,192

Other changes						1,218,642	1,218,642

Balance at December 31, 2015	10,719,517,300	1,730,973,380	24,599,961	(1,032,181,833)	(69,652,277)	4,737,793,369	16,111,049,900

Changes in Equity from January 1 to December 31, 2016 - Note 13

(euros)	Share capital	Additional Paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total Equity
Balance at December 31, 2015	10,719,517,300	1,730,973,380	24,599,961	(1,032,181,833)	(69,652,277)	4,737,793,369	16,111,049,900

Changes in equity during the year
Dividends approved						(165,764,272)	(165,764,272)

Total comprehensive income (loss) for the year			2,293,950	(174,781,172)	(22,296,152)	1,896,619,219	1,701,835,845

Merger of Ofi Consulting, Emsa Servizi (in liquidation), Telecom Italia Deutschland Holding into TIM S.p.A.						22,880,784	22,880,784

Conversion of the Guaranteed Subordinated Mandatory Convertible Bonds due 2016	936,765,947	363,234,030					1,299,999,977

Issue of equity instruments						1,396,485	1,396,485

Other changes					(10,679,508)	12,095,340	1,415,832

Balance at December 31, 2016	11,656,283,247	2,094,207,410	26,893,911	(1,206,963,005)	(102,627,937)	6,505,020,925	18,972,814,551

STATEMENTS OF CASH FLOWS

(euros)			note	Year 2016	Year 2015
Cash flows from operating activities:
Profit (loss) from continuing operations				1,556,789,580	(465,814,002)

Adjustments for:
Depreciation and amortization				3,161,235,700	3,083,295,900

Impairment losses (reversals) on non-current assets (including investments)				47,327,000	2,481,380,000

Net change in deferred tax assets and liabilities				58,293,000	(144,351,000)

Losses (gains) realized on disposals of non-current assets (including investments)				5,618,000	(332,809,000)

Change in employee benefits				(142,654,000)	378,977,000

Change in inventories				(1,712,000)	(14,945,000)

Change in trade receivables and net amounts due from customers on construction contracts				(190,979,000)	19,359,000

Change in trade payables				170,005,000	236,503,000

Net change in current income tax receivables/payables				603,238,000	23,204,000

Net change in miscellaneous receivables/payables and other assets/liabilities				(254,316,000)	(126,369,000)

Cash flows from (used in) operating activities	(a	)		5,012,845,280	5,138,430,898

Cash flows from investing activities:
Purchase of intangible assets			4)	(1,055,843,000)	(1,400,150,000)

Purchase of tangible assets			5)	(2,536,132,000)	(3,431,419,000)

Total purchase of intangible and tangible assets on an accrual basis (*)				(3,591,975,000)	(4,831,569,000)

Change in amounts due to fixed asset suppliers				221,183,000	1,182,521,000

Total purchase of intangible and tangible assets on a cash basis				(3,370,792,000)	(3,649,048,000)

Net cash and cash equivalents arising from the company aquisitions			6)	100,027,000	20,743,000

Acquisitions/disposals of other investments				(32,144,000)	(110,612,000)

Change in financial receivables and other financial assets				110,668,000	(349,033,000)

Proceeds received from the sale of investments in subsidiaries				339,831,000	854,096,000

Proceeds from sale/repayment of intangible, tangible and other non-current assets				6,091,000	41,085,000

Cash flows from (used in) investing activities	(b	)		(2,846,319,000)	(3,192,769,000)

Cash flows from financing activities
Change in current financial liabilities and other				(934,178,000)	(2,154,357,000)

Proceeds from non-current financial liabilities (including current portion)				3,182,806,000	7,609,107,000

Repayments of non-current financial liabilities (including current portion)				(4,686,977,000)	(8,257,121,000)

Share capital proceeds/reimbursements				1,300,000,000	186,369,000

Dividends paid (*)				(165,723,000)	(165,680,000)

Cash flows from (used in) financing activities	(c	)		(1,304,072,000)	(2,781,682,000)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)		—	—

Aggregate cash flows	(e=a+b+c+d	)		862,454,280	(836,020,102)

Net cash and cash equivalents at beginning of the year	(f	)		200,023,898	1,036,044,000

Net cash and cash equivalents at end of the year	(g=e+f	)		1,062,478,178	200,023,898

(*)	of which related parties

(euros)	Year 2016	Year 2015
Total purchase of intangible and tangible assets on an accrual basis	150,780,000	633,769,000

Dividends paid	—	—

Additional Cash Flow Information

(euros)	Year 2016	Year 2015
Income taxes (paid) received	(69,720,000)	(253,288,000)

Interest expense paid	(2,099,289,000)	(5,002,268,000)

Interest income received	825,908,000	3,471,668,000

Dividends received	58,555,000	2,013,095,000

Analysis of Net Cash and Cash Equivalents

(euros)	Year 2016	Year 2015
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	916,348,000	1,305,350,000

Bank overdrafts repayable on demand	(716,325,000)	(269,306,000)

	200,023,000	1,036,044,000

Net cash and cash equivalents at end of the year:
Cash and cash equivalents	1,230,226,000	916,348,000

Bank overdrafts repayable on demand	(167,748,000)	(716,325,000)

	1,062,478,000	200,023,000

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia, TIM in brief, is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of TIM S.p.A. are located in Milan, Italy, at Via Gaetano Negri 1.

The duration of TIM S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

TIM S.p.A. operates in Italy in the fixed and mobile telecommunications sector.

The TIM S.p.A. separate financial statements for the year ended December 31, 2016 have been prepared on a going concern basis (for further details see the Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing Article 9 of Italian Legislative Decree 38 of February 28, 2005).

In particular, in 2016, TIM S.p.A. applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted since January 1, 2016 and described below.

The separate financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements) comparative information included in the consolidated financial statements is, unless otherwise indicated, that of the preceding years.

At the end of 2016, following the introduction of a new procedure that refined the methods for the recognition of prepaid expenses and deferred income for the deferral of various revenues and costs by more precisely identifying the expiry dates of the individual contracts, TIM S.p.A. reclassified 319 million euros of the 2015 figures from “Trade and miscellaneous payables and other current liabilities” to “Miscellaneous payables and other non-current liabilities” and 26 million euros from “Trade and miscellaneous receivables and other current assets” to “Miscellaneous receivables and other non-current assets”. These refinements did not have any impact on the income statement.

The statements of financial position, the separate income statements, the statements of comprehensive income, the statements of changes in equity and the statements of cash flows are presented in euros (without cents) and the notes to these separate financial statements in millions of euros, unless otherwise indicated.

Publication of the TIM S.p.A. separate financial statements for the year ended December 31, 2016 was approved by resolution of the Board of Directors’ meeting held on March 23, 2017.

However, final approval of the TIM S.p.A. separate financial statements rests with the shareholders’ meeting.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the separate statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•	the separate income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Company, conforms to internal reporting and is in line with Telecom Italia Group’s industrial sector.

In addition to EBIT or Operating profit (loss), the separate income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of TIM S.p.A.. EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Income (Expenses) from investments
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	the statement of comprehensive income includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;

•	the statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate income statement, income and expenses relating to transactions, which by nature do not occur during normal operation (non-recurring transactions) have been specifically identified and their impact has been shown separately, when they are significant. Specifically, non-recurring income/(expenses) include, for instance: income/expenses arising from the sale of properties, plant and equipment, business segments and investments; expenses stemming from company reorganization and streamlining processes and projects, also in connection with corporate transactions (mergers, spin-offs, etc.); expenses resulting from litigation and regulatory fines and related liabilities; other provisions and related reversals; costs for the settlement of disputes; and impairment losses on goodwill and/or other intangible and tangible assets).

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the statements of financial position, the separate income statements and the statements of cash flows.

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The separate financial statements for the year ended December 31, 2016 have been prepared on a going concern basis as there is the reasonable expectation that TIM S.p.A. will continue its operational activities in the foreseeable future (and in any event for a time horizon of at least twelve months).

In particular, the following factors have been taken into consideration:

•	the main risks and uncertainties (that are for the most part of an external nature) to which TIM is exposed:

•	changes in the general macroeconomic situation in the Italian market, as well as the volatility of financial markets in the Eurozone also as a result of the “Brexit” referendum in the United Kingdom;

•	variations in business conditions, also related to competition;

•	changes to laws and regulations (price and rate variations);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

•	the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, as described in the paragraph “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk), as described in the Note “Financial risk management”.

Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding TIM S.p.A.’s ability to continue as a going concern.

INTANGIBLE ASSETS

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date (through merger or contribution) of companies or business segments and is measured as the difference between the consideration transferred (measured in accordance with IFRS 3, which is generally recognized on the basis of the acquisition date fair value), and the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life, whereas any gain from a bargain purchase or negative goodwill is recognized in the separate income statement.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets. These costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process for new products and services.

Capitalized development costs are amortized systematically over the estimated product or service life so that the amortization method reflects the way which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated intangible assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively. For a small portion of mobile offerings, the Company capitalizes directly attributable subscriber acquisition costs, currently mainly consisting of commissions for the sales network, when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time;

•	it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of a penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (between 24 and 30 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

TANGIBLE ASSETS

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized at its present value as a provision in the statement of financial position. These capitalized costs are depreciated and charged to the separate consolidated income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess if any, should be recorded immediately in the separate consolidated income statement, conventionally under the line item “Depreciation”.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets. The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Company, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of the lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statement on a straight-line basis over the lease term.

When a lease includes both land and buildings elements, an entity assesses the classification of each element as a finance or an operating lease separately.

IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated at the date of acquisition to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon between three and five years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment or market in which the cash-generating unit (or group of cash-generating units) operates.

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale).

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, trend in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statement.

FINANCIAL INSTRUMENTS

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are measured at cost adjusted by impairment losses. When there is objective evidence of an impairment, recoverability is verified by comparing the carrying amount of the investment against its recoverable amount consisting of the greater of fair value, net of disposal costs, and value in use.

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Company’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•	“available-for-sale financial assets”, as non-current or current assets;

•	“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve under the other components of the statement of comprehensive income (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate consolidated income statement, as required by IAS 39 (Financial instruments: recognition and measurement).

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate consolidated income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost. Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any write-down for impairment or uncollectibility, if any.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in TIM S.p.A.’s portfolio for a period of not more than 12 months, and are included in the following categories:

•	held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•	held for trading and measured at fair value through profit or loss;

•	available-for-sale and measured at fair value with a contra-entry to an equity reserve (Reserve for available-for-sale financial assets) which is reversed to the separate income statement when the financial asset is disposed of or impaired.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy described above.

Financial liabilities

Financial liabilities comprise financial payables, including advances received on the assignment of accounts receivable, and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

•	at the inception of the hedge, the hedging relationship is formally designated and documented;

•	the hedge is expected to be highly effective;

•	its effectiveness can be reliably measured;

•	the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•	Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate income statement.

•	Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable expected transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate income statement at the same time the hedged transaction affects the separate income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement at fair value of derivative financial instruments are directly recognized in the separate income statement.

SALES OF RECEIVABLES

TIM S.p.A. carries out sales of receivables under factoring arrangements in accordance with Italian Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, therefore meeting the requirements of IFRS 39 for derecognition. Specific servicing contracts, through which the buyer confers a mandate to TIM S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

AMOUNTS DUE FROM CUSTOMERS ON CONSTRUCTION CONTRACTS

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets. Losses on such contracts, if any, are recorded in full in the separate consolidated income statement when they become known.

INVENTORIES

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

NON-CURRENT ASSETS HELD FOR SALE/DISCONTINUED OPERATIONS

Non-current assets held for sale or disposal groups whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from other assets and liabilities in the statement of financial position. The corresponding amounts for the previous year are not reclassified in the statement of financial position but are instead shown separately in a specific column in the changes in assets and liabilities in the year in which the non-current assets held for sale or the disposal groups are classified as such.

An operating asset sold (Discontinued Operations) is a component of an entity that has been disposed of or classified as held for sale and:

•	represents a major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate income statement, net of tax effects, for comparative purposes.

Non-current assets held for sale or disposal groups classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets or disposal groups classified as held for sale and expensed in the separate income statement.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

As required by IFRS 5 (Non-current assets held for sale and discontinued operations), an entity shall not depreciate (or amortize) a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

The finance expenses and other expenses attributable to the liabilities of a disposal group classified as held for sale must continue to be recognized.

EMPLOYEE BENEFITS

Provision for employee severance indemnity

Employee severance indemnity, mandatory pursuant to Article 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations.

The remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. The interest expenses related to the “time value” component of the actuarial calculations (the latter classified as Finance expenses), are recognized in the separate income statement under financial expenses.

Starting from January 1, 2007, Italian Law introduced for employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute. Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of a “Defined contribution plan”.

Equity compensation plans

TIM S.p.A. provides additional benefits to certain managers of the Company through equity compensation plans (for example: stock options and long-term incentive plans). The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in “Employee benefits expenses”, for employees of the Company, and in “Investments”, for employees of subsidiaries, over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. An adjustment is made to “Other equity instruments” for the impact of the change in estimate with contra-entry to “Employee benefits expenses” or “Investments”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses” for employees of the Company, and in “Investments”, for employees of subsidiaries; at the end of each year such liability is measured at fair value.

PROVISIONS

The Company records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”.

GOVERNMENT GRANTS

Government grants are recognized when there is a reasonable certainty that they will be received and that the Company will satisfy all the conditions established for their granting by the government, government entities and equivalent local, national or international entities.

Government grants are recognized in the separate income statement, on a straight-line basis, over the periods in which the Company recognizes the expenses that the grants are intended to offset as costs.

Government grants related to assets received for the acquisition and/or construction of non-current tangible assets are recorded as deferred income in the statement of financial position and credited to the separate income statement on a straight-line basis over the useful life of the plants that the grants relate to.

TREASURY SHARES

Treasury shares are recognized as a deduction from equity. In particular, the treasury shares are reported as a deduction from the share capital issued in the amount corresponding to the “accounting par value”, that is the ratio of total share capital and the number of issued shares, while the excess cost of acquisition over the accounting par value is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the statement of financial position date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statement.

REVENUES

Revenues are the gross inflows of economic benefits during the period arising in the course of the ordinary activities of an entity. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized only when it is probable that economic benefits will flow to the Company and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•	Revenues from services rendered

Revenues from services rendered are recognized in the separate consolidated income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. In the event that the Group is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services.

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the statement of financial position.

•	Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

For offerings which include the sale of mobile handsets and service contracts, TIM S.p.A. recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the offerings of packages of products and services in the mobile businesses are contracts with a minimum contractual period between 24 and 30 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•	Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

RESEARCH COSTS AND ADVERTISING EXPENSES

Research costs and advertising expenses are charged directly to the separate consolidated income statement in the year in which they are incurred.

FINANCE INCOME AND EXPENSES

Finance income and expenses are recognized on an accrual basis and include: interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

DIVIDENDS

Dividends received are recognized in the separate income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

Income tax expense includes all taxes calculated on the basis of the taxable income of the Company.

The income tax expense is recognized in the separate income statement, except to the extent that it relates to items directly charged or credited to equity, in which case the related tax effect is recognized in the relevant equity reserves. In the Statement of comprehensive income the amount of income tax expense relating to each item included as “Other components of the Statement of comprehensive income” is indicated.

Deferred tax liabilities / assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the relevant carrying amounts in the separate financial statements, except for non tax-deductible goodwill. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

USE OF ESTIMATES

The preparation of separate financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are detailed below.

Financial statement area	Accounting estimates
Goodwill impairment	The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Impairment of intangible and tangible assets with a finite useful life

At every closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose.

Identifying the impairment indicators, estimating the future cash flows and calculating the fair value of each asset requires Management to make significant estimates and assumptions in calculating the discount rate to be used, and the useful life and residual value of the assets. These estimates can have a significant impact on the fair value of the assets and on the amount of any impairment write-downs.

Capitalization / deferral of costs	The capitalization / deferral process of internal and external costs involves some areas of Management judgement among which there are the assessment of: i) the probability that the amount of the capitalized / deferred costs will be recovered through the associated future revenues; and ii) the actual increase in future economic benefits of the asset to which they refer.

Provision for bad debts	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.

Depreciation and amortization	Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing, and thus on the amount of depreciation and amortization expense.

Accruals, contingent liabilities and employee benefits

As regards the provisions for restoration costs the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals related to legal, arbitration and fiscal disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome. Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•       the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs);

•       the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.

Income tax expense (current and deferred)	Income taxes (current and deferred) are calculated according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carry-forwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments	The fair value of derivative instruments and equity instruments is determined both using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc., or on the basis of either prices in regulated markets or quoted prices provided by financial counterparts. For more details, see the Note “Supplementary disclosures on financial instruments”.

As required by IAS 8.10 (Accounting Policies, Changes in Accounting Estimates and Errors) in the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Management, through careful subjective evaluation techniques, chooses the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Company, which reflect the economic substance of the transactions, which are neutral, prepared on a prudent basis and complete in all material respects.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM JANUARY 1, 2016

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force from January 1, 2016.

Amendments to IFRS 11 (Joint Arrangements): Accounting for acquisitions of interests in joint operations

On November 24, 2015, Regulation EU 2015/2173 was issued, applying some minor amendments to IFRS 11 (Joint Arrangements) at EU level.

IFRS 11 addresses the accounting for interests in Joint Ventures and Joint Operations. These amendments add new guidance on how to account for the acquisition of an interest in a Joint Operation that constitutes a business (as defined in IFRS 3 - Business Combinations).

These amendments specify the appropriate accounting treatment for such acquisitions.

The adoption of these amendments had no impact on these separate financial statements at December 31, 2016.

Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets)

On December 2, 2015, Regulation EU2015/2231 was issued, applying some minor amendments to IAS 16 (Property, plant and equipment) and IAS 38 (Intangible assets) at EU level.

IAS 16 and IAS 38 both establish the principle of the expected pattern of consumption of the future economic benefits of an asset as the basis for depreciation and amortization.

The amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. For intangible assets, this indication is considered as a relative assumption, that may only be overcome in one of the following circumstances: (i) the right to use an intangible asset is related to the achievement of a set revenue threshold; or (ii) when it can be demonstrated that the generation of the revenues and the use of the economic benefits of the asset are highly correlated.

The adoption of these amendments had no impact on these separate financial statements at December 31, 2016.

Improvements to the IFRS (2012-2014 cycle)

On December 15, 2015, Regulation EU 2015/2343 was issued, applying several improvements to the IFRS for the 2012-2014 cycle, at EU level. These amendments included:

•	IFRS 5 Non-current assets held for sale and discontinued operations, these amendments relate to changes in the methods of disposal (from held for sale to held for distribution to owners and vice versa);

•	IFRS 7 Financial Instruments: disclosures, these amendments relate to the disclosure on servicing contracts, in terms of “continuing involvement”, and the applicability of the disclosure required by IFRS 7 regarding the offsetting of financial assets and financial liabilities in the interim financial statements;

•	IAS 19 Employee benefits, these amendments relate to the discount rate used to calculate the present value of the liability for post-employment benefits (with reference to the market area);

•	IAS 34 Interim financial reporting, these amendments specify how the information included in the interim financial statements may be supplemented by other available information, even contained in other sections of the Interim Report (e.g. the Report on Operations) through the incorporation by cross-reference.

The adoption of these amendments had no impact on these separate financial statements at December 31, 2016.

Amendments to IAS 27: Equity method in the Separate Financial Statements

On December 18, 2015, Regulation EU 2015/2441 was issued, applying some amendments to IAS 27 - Separate Financial Statements - (Equity method in the separate financial statements) at EU level.

The amendments to IAS 27 allow entities to also adopt the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The adoption of these amendments had no impact on these separate financial statements at December 31, 2016, as TIM does not apply the equity method to account for investments in subsidiaries, joint ventures and associates.

Amendments to IAS 1 (Presentation of Financial Statements) – Disclosure Initiative

On December 18, 2015, Regulation EC 2015/2406 was issued, applying some amendments to IAS 1 (Presentation of Financial Statements- Disclosure Initiative) at EU level.

In particular, the amendments, which are part of a wider initiative to improve the presentation and disclosure of financial statements, include updates in the following areas:

•	materiality: it is clarified that the concept of materiality applies to the financial statements as a whole and that the inclusion of immaterial information can affect the usefulness of the financial reporting;

•	disaggregation and subtotals: it is clarified that the specific items of the separate Income statement, the Statement of comprehensive income and the Statement of financial position can be disaggregated. New requirements for the use of subtotals have also been introduced;

•	structure of the notes: it is clarified that the companies have a certain degree of flexibility regarding the order of presentation of the notes. In establishing this order, the companies must take into account the requirements of understandability and comparability of the financial statements;

•	investments accounted for using the equity method: the Other Comprehensive Income (OCI) relating to investments in associates and joint ventures accounted for using the equity method must be divided in the income statement between reclassifiable and non-reclassifiable.

The adoption of these amendments had no impact on these separate financial statements at December 31, 2016.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NOT YET APPLICABLE

At the date of preparation of these separate financial statements, the following new standards and interpretations, which have not yet entered into force, had been issued by the IASB.

Mandatory application starting from
New Standards and Interpretations endorsed by the EU
IFRS 15 (Revenues from contracts with customers)	1/1/2018
IFRS 9 (Financial Instruments)	1/1/2018
New Standards and Interpretations not yet endorsed by the EU
IFRS 16 (Leases)	1/1/2019
Amendments to IAS 12 (Income taxes – Recognition of Deferred Tax Assets for Unrealized Losses)	1/1/2017
Amendments to IAS 7 (Cash flow statement - Disclosure initiative)	1/1/2017
Clarifications to IFRS 15 (Revenue from contracts with customers)	1/1/2018
Amendments to IFRS 2 (Classification and measurement of share-based payments)	1/1/2018
Improvements to the IFRS (2014-2016 cycle) – Amendments to IFRS 12 and IAS 28	1/1/2017 for IFRS 12 1/1/2018 for IAS 28
IFRIC 22 (Foreign currency transactions and advance consideration)	1/1/2018
Amendments to IAS 40 (Investment property)	1/1/2018

The potential impacts on the separate financial statements of TIM S.p.A. from the application of these standards and interpretations are currently being assessed. With regard to the adoption of IFRS 15, IFRS 16 and IFRS 9, specific projects have been initiated at Group level and therefore a reliable estimate of their quantitative effects will only be possible when each project has been completed.

•	IFRS 15 (Revenues from contracts with customers)

On September 22, 2016, Regulation EC 2016/1905 was issued, which adopted IFRS 15 (Revenues from contracts with customers) and the related amendments at EU level. The Clarifications to IFRS 15, issued by the IASB in April 2016, have not yet been endorsed by the EU.

IFRS 15 will replace the standards that currently govern revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

IFRS 15 is applicable retrospectively from January 1, 2018 by adopting either of the following methods:

•	the “full retrospective method” which requires the restatement of all the comparative periods presented in the financial statements;

•	the “modified retrospective method ” with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted. The amounts for all the comparative periods presented in the financial statements remain unchanged.

Currently, TIM S.p.A. plans to apply the modified retrospective method.

The adoption of this standard by TIM S.p.A. mainly affects the recognition methods for:

•	bundled goods and/or services: as a result of the new revenue recognition model, for offers comprising a good (handset) at a discounted price together with TLC services, the recognition for the same amount of overall revenue will be brought forward, with higher revenue from the sale of goods recognized immediately and lower revenues from services recognized over time;

•	revenues from the activation/installation of telephone services: these revenues will be allocated to the main services (performance obligations) of the contract with consequent different timing for their recognition in the separate income statement;

•	contract costs (Incremental costs of obtaining a contract and Costs incurred to fulfill a contract): these will be recorded under non-current assets and recognized in the separate income statement – with different timing – based on the contract duration.

•	IFRS 16 (Leases)

In January 2016, the IASB issued IFRS 16 (Leases). IFRS 16 replaces IAS 17 (Leases) and the related Interpretations (IFRIC 4 Determining whether an arrangement contains a lease; SIC 15 Operating leases - Incentives; SIC 27 Evaluating the substance of transactions in the legal form of a lease).

IFRS 16 is applicable retrospectively from January 1, 2019 by adopting either of the following methods:

•	the “full retrospective method” which requires the restatement of all the comparative accounting periods;

•	the “modified retrospective method ” with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted, and therefore without restating the comparative accounting periods.

Early adoption is permitted, but only if IFRS 15 Revenues from contracts with customers is adopted. IFRS 16 has not yet been endorsed by the EU.

Currently, TIM S.p.A. plans to apply IFRS 16 in conjunction with IFRS 15 using the modified retrospective method.

For the lessee, IFRS 16 requires the recognition for all leases (without distinguishing between operating and finance leases) of a liability in the statement of financial position, consisting of the present value of future lease payments, against the recording of the “user rights for the leased assets”. Leases with a duration of 12 months or less and leases for low-value goods can be excluded from the scope of IFRS 16. Currently, TIM S.p.A. plans to apply this modification.

The main impacts on TIM S.p.A.’s separate financial statements may be broken down as follows:

•	statements of financial position: higher non-current assets due to the recording of the “user rights for the leased assets” as an offsetting entry to financial payables;

•	separate income statement: different nature, qualification and classification of expenses (amortization of the “user rights for the asset” and “financial expense for interest” with respect to “Lease and rental costs - payments for operating leases”, as per IAS 17) with resulting impact on operating earnings. In addition, compared to the operating leases under IAS 17, the combination of the straight-line amortization of the “user rights for the asset” and the effective interest rate method applied to the lease payables result in higher expenses in the income statement in the initial years of the lease and in decreasing costs in the later years.

•	IFRS 9 (Financial Instruments)

On November 22, 2016, Regulation EU    2016/2067 was issued, which adopted IFRS 9 (Financial Instruments) at EU level, relating to the classification, measurement and derecognition of financial assets and liabilities, impairment of financial instruments, and hedge accounting.

IFRS 9 must be applied from January 1, 2018.

TIM has not yet completed its analysis of the impacts from the application of the provisions of IFRS 9 on the classification and measurement of financial assets, the impairment of financial instruments, and hedge accounting.

NOTE 3

GOODWILL

Goodwill at December 31, 2016 amounted to 27,027 million euros and related to the goodwill included in the domestic segment of TIM S.p.A.. The amount also included the goodwill allocated to the International Wholesale CGU, in line with the amount recognized in the consolidated financial statements. This item was unchanged from December 31, 2015.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment at least annually. Accordingly, in preparing the 2016 Annual Report, TIM S.p.A. conducted impairment tests on the recoverability of the goodwill. The value used to determine the recoverable amount is the value in use.

The recoverable amount of the assets at December 31, 2016 was higher than the net carrying amount both for the domestic segment of TIM S.p.A. and for the goodwill allocated to the International Wholesale CGU, and no impairment losses were identified.

The recoverable amount of the assets was calculated in accordance with the impairment testing of the Core Domestic CGU and the International Wholesale CGU conducted for the Group consolidated financial statements.

The goodwill impairment testing for the separate financial statements of TIM S.p.A. involved the domestic segment of TIM S.p.A. and the International Wholesale CGU.

The domestic segment of TIM S.p.A. corresponds to the Core Domestic Cash Generating Unit (CGU) considered for the impairment testing of goodwill in the consolidated financial statements after having excluded the minor subsidiaries within its scope.

The International Wholesale CGU is composed of the investment in Telecom Italia Sparkle S.p.A. and of the goodwill of 412 million euros, allocated in accordance with the treatment adopted in the consolidated financial statements. This CGU is the same as the International Wholesale CGU for the purposes of the Group consolidated financial statements.

The value in use estimates have been made, in accordance with IAS 36 and the valuation principles and best practices, based on the expected cash flows in different scenarios. The various expected cash flows are summarized into an average normal cash flow, which has been determined with the aid of the analyses by expert appraisers, based on the data from the (2017-2019) three-year industrial plan produced by management and approved by the Board of Directors, weighted according to their observations regarding the possible market and operating scenarios. The average normal cash flow is the median of a hypothetical fluctuation range, delimited by the upside and downside scenarios for the expected cash flows.

The figures from the three years of the Group’s industrial plan (2017-2019) have been supplemented by data extrapolated for two more years, so the explicit forecast period for the future cash flows is a total of five years (2017-2021). Based on the three forecast years of the Group’s Industrial Plan (2017-2019), the Experts, with the aid of management, identified specific risk factors and the related areas to test with challenges, also with respect to their evolution over time. The extrapolation to 2020-2021 enabled the identification of competition factors that only start showing their initial signs from the final forecast year of the 2017-2019 industrial plan.

The Industrial Plan produced by management for the period of three years already includes several assessments regarding the elements of risk, together with the countermeasures and responses. This Plan therefore represents the most likely scenario, which management is committed to, and it may differ from the average representative Plan used for the impairment testing as a result of the elements referred to above.

For the estimate of the terminal value, the sustainable long-term cash flow was assumed to be the extrapolation of the estimated cash flow at 2021.

With regard to the cost of capital used to discount the expected cash flows in the value in use estimates, the following is noted:

•	it has been estimated using the Capital Asset Pricing Model (CAPM), which is one of the generally accepted application criteria referred to in IAS 36;

•	it reflects the current market estimates of the time value of money and the specific risks of the groups of assets and includes appropriate yield premiums for country risk and the risk associated with the depreciation of the currency of denomination of the cash flows;

•	it has been calculated using comparative market parameters to estimate the “Beta coefficient” and the weighting coefficient of the equity and debt capital components.

Details are provided below, for each CGU, of the weighted average cost of capital (WACC rate) used to discount the expected cash flows, and the equivalent rate before tax.

Details are also provided of the growth rates used to estimate the residual value after the explicit forecast period (the G-Rates), which are expressed in nominal terms and are related to the cash flows in their functional currency. Lastly, details are provided of the implicit capitalization rates, for each CGU, resulting from the difference between the cost of capital, after tax, and the G-Rate.

PRINCIPAL PARAMETERS FOR THE ESTIMATES OF VALUE IN USE

	TIM S.p.A. Domestic Segment %	International Wholesale %
WACC	6.39%	6.39%

WACC before tax	8.51%	8.28%

Growth rate beyond the explicit period (g)	0.5%	0.5%

Capitalization rate (WACC-g)	8.01%	7.78%

Capex/Revenues, % perpetual	19.3%	5.8%

The G-rates for the CGUs have been estimated taking into account the expected outlook during the explicit forecast period and are the range of growth rates applied by the analysts who monitor Telecom Italia shares.

Different parameters for the various CGUs have been used in the estimate of the level of capital expenditure required to sustain the perpetual generation of cash flows in the period after the explicit forecast period, according to the capital expenditure phase, competitive positioning and the technological infrastructure managed.

The differences between the values in use and the carrying amounts amounted to:

(millions of euros)	TIM S.p.A. Domestic Segment	International Wholesale
Difference between values in use and net carrying amounts	+5,007	+303

Simulations were conducted on the results with respect to changes in the relevant rate parameters. Details are provided below of the variables needed to make the recoverable amount of the respective CGUs equal to their net carrying amount.

CHANGES IN THE PARAMETERS THAT MAKE THE VALUE IN USE EQUAL TO THE CARRYING AMOUNT

	TIM S.p.A. Domestic Segment %	International Wholesale %
WACC before tax	9.35%	10.72%

Capitalization rate (WACC-g)	8.85%	10.22%

Capital expenditure/Revenues, % of Terminal Value (TV)	23.5%	8.4%

TIM S.p.A. Separate Financial Statements	Note 3 Goodwill	326

In addition to the average normal cash flows, downside sensitivity and market sensitivity analyses, were used to determine the recoverable amount. Even after these sensitivity analyses (downside and market) the recoverable amount was still higher than the net carrying amount.

TIM S.p.A. Separate Financial Statements	Note 3 Goodwill	327

NOTE 4

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life decreased by 190 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Amortization	Disposals	Other changes	12/31/2015
Industrial patents and intellectual property rights	1,260	562	(951)		350	1,221

Concessions, licenses, trademarks and similar rights	2,216	135	(259)		1	2,093

Other intangible assets	116	75	(122)		(3)	66

Work in progress and advance payments	423	628		(4)	(351)	696

Total	4,015	1,400	(1,332)	(4)	(3)	4,076

(millions of euros)	12/31/2015	TI Information Technology Merger	Additions	Amortization	Impairment (losses) / reversals	Disposals	Other changes	12/31/2016
Industrial patents and intellectual property rights	1,221	9	565	(902)		—	435	1,328

Concessions, licenses, trademarks and similar rights	2,093		18	(280)			234	2,065

Other intangible assets	66		75	(75)			(1)	65

Work in progress and advance payments	696	5	398			(2)	(669)	428

Total	4,076	14	1,056	(1,257)	—	(2)	(1)	3,886

The data reflect the merger by absorption of Telecom Italia Information Technology into TIM S.p.A., which took place on December 31, 2016, with retroactive effect to January 1, 2016. More specifically, the amounts acquired mainly refer to patent rights and intangible assets in progress, related to the development of software and application software.

Industrial patents and intellectual property rights mostly consisted of software (divided mainly between application software and plant operation software), purchased outright and under user license. They are amortized over an expected useful life of two/three years, whereas patents are amortized over five years.

They increased by 107 million euros compared to December 31, 2015 as a result of intangible assets under construction coming into operation and additions made in the year.

Concessions, licenses, trademarks and similar rights mainly related to the unamortized cost of licenses for mobile and fixed telecommunications services. These decreased by 28 million euros compared to December 31, 2015. In 2016, the company recorded 231 million euros in relation to the activation of user rights for the L Band (1452-1492 MHz) for terrestrial electronic communications systems, definitively assigned in December 2015, following participation in the tender called by the Ministry of Economic Development.

The value of telephone licenses and similar rights, and their useful lives, are detailed below:

Type	Net carrying amount at 12/31/2016 (thousands of euros)	Useful life (Years)	Amortization charge at 12/31/2016 (thousands of euros)
UMTS	671,394	18	134,279

UMTS 2100 MHz	36,809	12	7,362

Wireless Local Loop	—	15	1,119

WiMax	5,908	15	921

LTE 1800 MHz	111,423	18	8,571

LTE 800 MHz	780,410	17	60,032

LTE 2600 MHz	85,828	17	6,602

GSM license (extension)	51,293	3	34,195

L Band (1452-1492 MHz)	214,119	14	16,471

Other intangible assets mainly included capitalized Subscriber Acquisition Costs (SACs) of the Business and Consumer segments in the mobile telephony area. The unamortized cost at December 31, 2016 was 63 million euros (63 million euros at December 31, 2015). The amortization of these subscriber acquisition costs – amounting to 73 million euros – is completed in a period of 24 to 30 months, corresponding to the minimum duration of contracts signed with customers.

Work in progress and advance payments amounted to 428 million euros (696 million euros at December 31, 2015), a decrease of 268 million euros mainly due to the mentioned activation of user rights for the L Band (1452-1492 MHz). The value of work in progress is mainly related to software development.

Additions in 2016 amounted to 1,056 million euros (1,400 million euros in 2015) and included 229 million euros of internally generated assets (58 million euros in 2015), which increased by 171 million euros on 2015 mainly as a result of the recognition – following the aforementioned merger of Telecom Italia Information Technology into TIM S.p.A. – of labor cost incurred by the merged company during 2016 for the construction of assets on behalf of the absorbing company. Internally generated assets mainly referred to engineering, design and deployment of network solutions, applications and innovative services handled by the Engineering & Tilab function. The reduction of capital expenditures in intangible assets is mainly due to the absence of the effects of the capital expenditures made in 2015 for the extension of the GSM license for 117 million euros and the assignment of the L Band frequencies (1452-1492 MHz) for 231 million euros. Excluding these components, capital expenditures in intangible investment would have increased by 5 million euros.

Amortization of intangible assets amounted to 1,257 million euros, a decrease of 75 million euros compared to the amount recognized in 2015 (1,332 million euros).

The reduction in amortization was essentially due to the change in amortizable amounts related to software (resulting in a decrease of around 49 million euros in amortization charges) as well as the reduced capitalization of Subscribers Acquisition Costs (SAC), resulting in a decrease of around 48 million euros in amortization charges. The decrease in amortization is partly offset by 19 million euros of higher amortization on licenses, due to the new license on the L Band (1452-1492 MHz) acquired in December 2015.

Amortization is recorded in the income statement under the components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2016 and December 31, 2015 can be summarized as follows:

(millions of euros)	Gross carrying amount	12/31/2015 Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	9,299	(7)	(8,071)	1,221

Concessions, licenses, trademarks and similar rights	4,084		(1,991)	2,093

Other intangible assets	274		(208)	66

Work in progress and advance payments	696			696

Total	14,353	(7)	(10,270)	4,076

(millions of euros)	Gross carrying amount	12/31/2016 Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	7,827	(7)	(6,492)	1,328

Concessions, licenses, trademarks and similar rights	4,337		(2,272)	2,065

Other intangible assets	202		(137)	65

Work in progress and advance payments	428			428

Total	12,794	(7)	(8,901)	3,886

Patents and intellectual property rights included disposals related to the elimination or rewriting of software (for applications and plant operation) for a gross carrying amount of 2,535 million euros, which generated a loss of a non-significant amount.

Other intangible assets included gross disposals of 147 million euros relating to Subscribers Acquisition Costs (SACs).

Lastly, there were disposals of work being abandoned totaling 2 million euros.

NOTE 5

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned increased by 490 million euros compared to December 31, 2016. Details of the breakdown and movements are as follows:

(millions of euros)	12/31/2014	Transfer of Business Unit to Inwit	Additions	Depreciation	Disposals	Other changes	12/31/2015
Land	112		8				120

Buildings (civil and industrial)	259		19	(33)		8	253

Plant and equipment	8,156	(185)	1,746	(1,509)	(6)	183	8,385

Manufacturing and distribution equipment	39		14	(14)		1	40

Other	262		39	(86)		17	232

Construction in progress and advance payments	440		369		(3)	(280)	526

Total	9,268	(185)	2,195	(1,642)	(9)	(71)	9,556

(millions of euros)	12/31/2015	TI Information Technology Merger	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Other changes	12/31/2016
Land	120				(2)	—		118

Buildings (civil and industrial)	253		7	(29)		(1)	2	232

Plant and equipment	8,385		1,742	(1,623)		(7)	282	8,779

Manufacturing and distribution equipment	40		11	(15)			2	38

Other	232	9	55	(85)		—	27	238

Construction in progress and advance payments	526	2	439		(1)	(1)	(324)	641

Total	9,556	11	2,254	(1,752)	(3)	(9)	(11)	10,046

The data reflect the merger by absorption of Telecom Italia Information Technology into TIM S.p.A., which took place on 31 December 2016, with retroactive effect to January 1, 2016. More specifically, the amounts acquired mainly refer to other assets and construction in progress, mainly consisting of fixed assets for development and testing environments.

Land includes both built-up land (with buildings or light constructions) and other available land (on which various building works stand that are not recorded in the land registry, such as pylons, building podia, etc.). Land, including land pertaining to buildings, is not depreciated.

Buildings (civil and industrial) almost exclusively consists of buildings for industrial use hosting telephone exchanges or for office use and light constructions (referring to constructions built with light structures and walls and registered containers).

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone services. They refer to the entire company infrastructure and are divided into macro categories comprising switching, power supply systems, access and carrier networks in copper and fiber, fixed-line and mobile transmission equipment and telephone systems for termination used by the different clientele segments. This item increased by 394 million euros compared to December 31, 2015, mainly due to higher capital expenditures on the ultra-broadband networks.

Manufacturing and distribution equipment consists of instruments and equipment used for the operations and maintenance of plants and equipment; was essentially unchanged from December 31, 2015.

Other is mostly made up of hardware for the functioning of the Data Centers and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines; This item increased by 6 million euros compared to December 31, 2015.

Construction in progress and advance payments refers to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use. This item increased by 115 million euros compared to December 31, 2015.

Capital expenditures in 2016, amounting to 2,254 million euros, included 254 million euros of internally generated assets (260 million euros in 2015), down by 6 million euros. The increase of 59 million euros in capex in tangible assets compared to 2015 (2,195 million euros) is due to ultra-broadband developments of the fixed Next Generation Network (NGN) and the Mobile LTE network. The capital expenditures aimed at improving the quality of the network also increased.

Depreciation of tangible assets owned amounted to 1,752 million euros in 2016, representing an increase of 110 million euros on 2015 (1,642 million euros); net of the 27 million euros adjustment made in 2015 due to lower depreciation charges following the redefinition of the useful life of the Base Transceiver Stations, depreciation of tangible assets increased by 83 million euros; the increase reflects the impact – amounting to 76 million euros – of the reviewed useful lives of the fixed NGAN equipment and the mobile LTE and UMTS transmission equipment (respectively, from 9 to 6 years and from 8 to 6 years). This revision, which was due to the rapid evolution for the NGAN equipment and the progressive replacement of the UMTS technology with LTE technology, resulted in the following:

•	for 2016, higher depreciation of 76 million euros;

•	for 2017, higher depreciation of 73 million euros;

•	for 2018, higher depreciation of 61 million euros.

Depreciation is calculated using the straight-line method over the remaining useful lives of the assets in accordance with the depreciation plan reviewed annually to take account of useful lives by single class of fixed asset. The effects of any changes in the useful life are recognized in the separate income statement prospectively.

Depreciation for the years 2016 and 2015 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%

Plant and equipment	3% - 50%

Manufacturing and distribution equipment	20%

Other	11% - 33%

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2016 and December 31, 2015 can be summarized as follows:

		12/31/2015
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	121	(1)		120

Buildings (civil and industrial)	1,279		(1,026)	253

Plant and equipment	59,183	(5)	(50,793)	8,385

Manufacturing and distribution equipment	252		(212)	40

Other	2,644	(2)	(2,410)	232

Construction in progress and advance payments	527	(1)		526

Total	64,006	(9)	(54,441)	9,556

		12/31/2016
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	121	(3)		118

Buildings (civil and industrial)	1,282		(1,050)	232

Plant and equipment	60,673	(5)	(51,889)	8,779

Manufacturing and distribution equipment	264		(226)	38

Other	2,722	(2)	(2,482)	238

Construction in progress and advance payments	642	(1)		641

Total	65,704	(11)	(55,647)	10,046

With regard to the gross carrying amounts of non-current tangible assets, in 2016 disposals were made for a gross carrying amount of 606 million euros, mainly in relation to fully depreciated assets. This mainly consisted of 537 million euros for the item Plant and equipment (specifically, disposals of fixed-line/mobile switching systems for 146 million euros, of rented assets for 80 million euros, and of piping built in the 1990s to support the broadband network existing at the time for 69 million euros).

Disposals of tangible assets generated losses of 11 million euros mainly related to the scrapping of rental property for 7 million euros and discontinued work in progress for 2 million euros, only partially offset by capital gains for 5 million euros mainly from the sale of a property in Casoria.

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases increased by 130 million euros compared to December 31, 2015. Details of the breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Change in financial leasing contracts	Depreciation	Disposals	Other changes	12/31/2015
Land	—		16				16

Buildings (civil and industrial)	812	40	1,162	(106)	(6)	29	1,931

Plant and equipment	—						—

Other	2	—	8	(3)			7

Construction in progress and advance payments	28	10				(17)	21

Total	842	50	1,186	(109)	(6)	12	1,975

(millions of euros)	12/31/2015	Additions	Change in financial leasing contracts	Depreciation	Impairment (losses) / reversals	Disposals	Other changes	12/31/2016
Land	16							16

Buildings (civil and industrial)	1,931	23	70	(136)			11	1,899

Plant and equipment	—							—

Other	7		126	(16)				117

Construction in progress and advance payments	21	63					(11)	73

Total	1,975	86	196	(152)	—	—	—	2,105

Additions consisted of the acquisition of IRU transmission capacity (40 million euros), in view of the payment at the beginning of the contract, and improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The item Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations.

With reference to the real estate Project, in 2016 the renegotiation and/or conclusion of new contracts was completed for around 350 real estate leases (around 750 in 2015). Prior to these renegotiations, in accordance with IAS 17 (Leasing), part of these contracts had been classified as operating leases with the consequent recognition of the rent under leasing costs in the income statement. The renegotiation and/or conclusion of new contracts resulted, on one hand, in the change of classification from operating leases to financial leases and, on the other hand, with regard to the properties whose contracts were already classified as finance leases, in the “re-measurement” of the value of the property and the related payable. This resulted in an overall impact on the balance sheet at December 31, 2016 of 70 million euros in terms of higher tangible assets (Buildings) and related payables for financial leases.

The item Other increased by 110 million euros compared to December 31, 2015 and includes the effects of the new leases for approximately 11,200 industrial vehicles, which resulted in their recognition as finance leases. In same way as described above, this reclassification also resulted in an overall impact on the balance sheet at December 31, 2016 of 126 million euros in terms of higher fixed assets and related payables for financial leases.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2016 and December 31, 2015 can be summarized as follows:

		12/31/2015
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	16			16

Buildings (civil and industrial)	3,409	(27)	(1,451)	1,931

Plant and equipment				—

Other	29		(22)	7

Construction in progress and advance payments	21			21

Total	3,475	(27)	(1,473)	1,975

		12/31/2016
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	16			16

Buildings (civil and industrial)	3,532	(27)	(1,606)	1,899

Plant and equipment	—			—

Other	155		(38)	117

Construction in progress and advance payments	73			73

Total	3,776	(27)	(1,644)	2,105

At December 31, 2016, lease payments due in future years and their present value were as follows:

	12/31/2016		12/31/2015
(millions of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Within 1 year	234	199	233	215

From 2 to 5 years	943	750	921	700

Beyond 5 years	2,439	1,108	2,519	1,100

Total	3,616	2,057	3,673	2,015

(millions of euros)	12/31/2016	12/31/2015
Future net minimum lease payments	3,616	3,673

Interest portion	(1,559)	(1,658)

Present value of lease payments	2,057	2,015

Finance lease liabilities (1)	2,128	2,054

Financial receivables for lease contracts (2)	(71)	(39)

Total net finance lease liabilities	2,057	2,015

(1)	These include financial payables to Teleleasing of 17 million euros (33 million euros at December 31, 2015) for direct and indirect lease transactions.
(2)	These relate to the present value of the payments to be received from the contractual relationships recognized as finance leases in accordance with IAS 17, as detailed in the Note “Financial assets (non-current and current)”.

At December 31, 2016, the adjustments to lease payments based on ISTAT price index was 16 million euros (28 million euros at December 31, 2015).

NOTE 6

INVESTMENTS

Investments decreased by 73 million euros compared to December 31, 2015 and included:

(millions of euros)	12/31/2016	Of which IAS 39 Financial Instruments	12/31/2015	Of which IAS 39 Financial Instruments
Subsidiaries	7,693		7,739

Associates and joint ventures	10	—	33	—

Other investments	29	29	33	33

Total	7,732	29	7,805	33

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

In 2016, the most significant transactions with subsidiaries, associates and joint ventures of TIM S.p.A. were the following:

•	Merger by absorption of OFI CONSULTING S.r.l. and EMSA SERVIZI S.p.A. (in liquidation): the merger of these companies into TIM S.p.A. was completed on April 1, 2016, effective retroactively as of January 1, 2016 for accounting and tax purposes.

•	Flash Fiber S.r.l.: On July 28, the company Flash Fiber S.r.l. was incorporated, whose corporate purpose is the design, construction, maintenance and supply of the fiber optic network in Italy;

•	Merger by absorption of Telecom Italia Deutschland Holding Gmbh: the merger of this company into TIM S.p.A. was completed on August 3, 2016, effective retroactively as off January 1, 2016 for accounting and tax purposes.

•	Noverca S.r.l.: On October 28, 2016, the acquisition of 100% of the share capital of Noverca was finalized; the acquiree is engaged in the installation and operation of networks and fixed and mobile telecommunications systems on its own account and on behalf of third parties.

•	Merger by absorption of Telecom Italia Information Technology: the merger of this company into TIM S.p.A. was completed on December 31, 2016, effective retroactively as of January 1, 2016 for accounting and tax purposes.

In addition:

•	The merger of Telecom Italia International into TI Finance became operational on August 1, 2016, with retroactive effect to January 1, 2016.

•	The merger of Telecom Italia Digital Solutions S.p.A. into Olivetti S.p.A. became operational on January 1, 2016.

Movements during 2016 for each investment and the corresponding amounts at the beginning and end of the year are reported below. The list of investments in subsidiaries, associates and joint ventures at December 31, 2016 is presented in compliance with Article 2427 of the Italian Civil Code and reported in the Note “List of investments in subsidiaries, associates and joint ventures”.

Investments

		Changes during the year
(thousands of euros)	Carrying amount at 12/31/2015	Mergers/ Demergers	Acq./ Subsc./ Payments to cover losses	Disposals/ Reimbursements	Impairment losses/ Reversals/ Fair value adjustments	Other changes and reclassifications (*)	Total changes	Carrying amount at 12/31/2016
Investments in subsidiaries
4G RETAIL	15,108						—	15,108

ADVANCED CARING CENTER (#)	4						—	4

CD FIBER (former TIM CARING)	50						—	50

EMSA SERVIZI (in liquidation)	5,000	(5,000)					(5,000)	—

FLASH FIBER	—		14,424				14,424	14,424

HR SERVICES	583					(13)	(13)	570

INFRASRUTTURE WIRELESS ITALIANE	828,479					15	15	828,494

MEDITERRANEAN NAUTILUS ITALY (#)	3						—	3

NOVERCA	—	—	9,830				9,830	9,830

OFI CONSULTING	35,109	(35,109)					(35,109)	—

OLIVETTI	32,201				(17,728)	7,957	(9,771)	22,430

OLIVETTI MULTISERVICES	40,408						—	40,408

PERSIDERA	137,641						—	137,641

TELECOM ITALIA CAPITAL	2,388						—	2,388

TELECOM ITALIA DEUTSCHLAND HOLDING	10,820	(10,820)					(10,820)	—

TELECOM ITALIA FINANCE	1,448,390					4,466,581	4,466,581	5,914,971

TELECOM ITALIA INFORMATION TECHNOLOGY	8,962	(43,646)	35,000			(316)	(8,962)	—

TELECOM ITALIA INTERNATIONAL	4,466,581					(4,466,581)	(4,466,581)	—

TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA	—						—	—

TELECOM ITALIA SAN MARINO	7,565						—	7,565

TELECOM ITALIA SPARKLE	586,764					(113)	(113)	586,651

TELECOM ITALIA TRUST TECHNOLOGY	8,498						—	8,498

TELECOM ITALIA VENTURES	2,760		750				750	3,510

TELECONTACT CENTER	12,552					(29)	(29)	12,523

TELENERGIA	50						—	50

TELSY	14,517						—	14,517

TI AUDIT COMPLIANCE LATAM (in liquidation)	313						—	313

TI DIGITAL SOLUTIONS	8,112					(8,112)	(8,112)	—

TIERRA ARGENTEA (in liquidation)	568			(213)	(355)		(568)	—

TIMVISION	—		50				50	50

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES	—						—	—

TIM REAL ESTATE	50						—	50

TIM TANK	9,875		7,000				7,000	16,875

TIMB 2	—						—	—

TN FIBER (former Trentino NGN)	55,654						—	55,654

	7,739,005	(94,575)	67,054	(213)	(18,083)	(611)	(46,428)	7,692,577

(#)	Company indirectly controlled by TIM S.p.A. whose employees subscribed to the 2010 and/or 2014 Broad-Based Share Ownership Plans (BBSOP).
(*)	The column “Other changes and reclassifications” includes -611 thousand euros as the fair value of the option rights for the purchase of TIM ordinary shares at a set price allocated to key personnel, employed by Telecom Italia Group companies, under the 2014-2016 Stock Option Plan (SOP).

	Carrying amount at 12/31/2015	Changes during the year						Carrying amount at 12/31/2016
(thousands of euros)		Mergers/ Demergers	Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimbursements	Impairment losses/ Reversals/ Fair value adjustments	Other changes and reclassifications	Total changes
Investments in associates and joint ventures
ALFIERE	23,122				(23,122)		(23,122)	—

AREE URBANE (in liquidation)	—						—	—

ASSCOM INSURANCE BROKERS	20						—	20

DONO PER	10		90		(65)		25	35

NORDCOM	2,143						—	2,143

TIGLIO I	7,945				(522)		(522)	7,423

TIGLIO II (in liquidation)	346				(197)		(197)	149

Consorzio EO (in liquidation)	—						—	—

	33,586	—	90	—	(23,906)	—	(23,816)	9,770

	Carrying amount at 12/31/2015	Changes during the year						Carrying amount at 12/31/2016
(thousands of euros)		Mergers/ Demergers	Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimbursements	Impairment losses/ Reversals/Fair value adjustments	Other changes and reclassifications	Total changes
Investments in other companies
ASSICURAZIONI GENERALI (**)	3,193				(532)	—	(532)	2,661

BANCA UBAE	1,898						—	1,898

FIN. PRIV.(**)	18,802				(2,293)		(2,293)	16,509

IST. ENCICLOPEDIA ITALIANA G. TRECCANI	3,832						—	3,832

ISTITUTO EUROPEO DI ONCOLOGIA	2,116						—	2,116

Other minor investments	2,926	5	—	(210)	—	—	(205)	2,721

	32,767	5	—	(210)	(2,825)	—	(3,030)	29,737

Total Investments	7,805,358	(94,570)	67,144	(423)	(44,814)	(611)	(73,274)	7,732,084

(**)	Investments measured at fair value.

	Carrying amount at 12/31/2015	Changes during the year						Carrying amount at 12/31/2016
(thousands of euros)		Mergers/ Demergers	Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimburse- ments	Impairment losses/ Reversals/ Fair value adjustments	Other changes and reclassifications	Total changes
Investments in associates and joint ventures
ALFIERE	23,122				(23,122)		(23,122)	—

AREE URBANE (in liquidation)	—						—	—

ASSCOM INSURANCE BROKERS	20						—	20

DONO PER	10		90		(65)		25	35

NORDCOM	2,143						—	2,143

TIGLIO I	7,945				(522)		(522)	7,423

TIGLIO II (in liquidation)	346				(197)		(197)	149

Consorzio EO (in liquidation)	—						—	—

	33,586	—	90	—	(23,906)	—	(23,816)	9,770

	Carrying amount at 12/31/2015	Changes during the year						Carrying amount at 12/31/2016
(thousands of euros)		Mergers/ Demergers	Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimburse- ments	Impairment losses/ Reversals/Fair value adjustments	Other changes and reclassifications	Total changes
Investments in other companies
ASSICURAZIONI GENERALI (**)	3,193				(532)	—	(532)	2,661

BANCA UBAE	1,898						—	1,898

FIN. PRIV.(**)	18,802				(2,293)		(2,293)	16,509

IST. ENCICLOPEDIA ITALIANA G. TRECCANI	3,832						—	3,832

ISTITUTO EUROPEO DI ONCOLOGIA	2,116						—	2,116

Other minor investments	2,926	5	—	(210)	—	—	(205)	2,721

	32,767	5	—	(210)	(2,825)	—	(3,030)	29,737

Total Investments	7,805,358	(94,570)	67,144	(423)	(44,814)	(611)	(73,274)	7,732,084

(**)	Investments measured at fair value.

NOTE 7

FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

(millions of euros)			12/31/2016	12/31/2015
Non-current financial assets
Financial receivables and other non-current financial assets
Financial receivables from subsidiaries			—	1

Financial receivables from associates and joint ventures			12	7

Financial receivables from other related parties			—	—

Financial receivables for lease contracts			24	11

Receivables from employees			45	34

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			534	752

Non-hedging derivatives			1,532	1,572

Other financial receivables			—	—

Prepaid expenses			—	—

Total non-current financial assets	(a	)	2,147	2,377

Current financial assets
Securities other than investments
Held for trading			—	—

Held-to-maturity			—	—

Available-for-sale			842	830

			842	830

Financial receivables and other current financial assets
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)			100	—

Financial receivables for lease contracts			47	28

Receivables from employees			14	12

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			123	85

Non-hedging derivatives			67	69

Financial receivables from subsidiaries			—	6

Other financial receivables			—	1

Prepaid expenses			1	1

			352	202

Cash and cash equivalents			1,230	916

Total current financial assets	(b	)	2,424	1,948

Total financial assets	(c)=(a+b	)	4,571	4,325

Financial receivables for lease contracts totaled 71 million euros (39 million euros at December 31, 2015) and increased by 32 million euros due to the following contractual relationships recognized as finance leases in accordance with IAS 17:

•	new commercial offers for Business customers involving the rental of ADSL routers (24 million euros);

•	sale of IRU transmission capacity in 2016 (22 million euros);

•	lease contracts entered into in prior years by Teleleasing and “full rent” rental contracts (25 million euros, 39 million euros at December 31, 2015).

In relation to this last item, it should be noted that:

•	indirect contracts, that is, lease contracts negotiated directly by Teleleasing with TIM customers and of which TIM is the guarantor amounted to:

•	as for the non-current portion, 6 million euros (10 million euros at December 31, 2015), entirely for receivables due in the next two to five years (at December 31, 2015, 20 million euros for receivables due in the next two to five years and 2 million euros due after five years);

•	as for the current portion, 18 million euros (27 million euros at December 31, 2015);

•	direct contracts, that is, lease contracts with the rendering of accessory services under the “full rent” formula, amounted to a total of 1 million euros (2 million euros at December 31, 2015).

Receivables from employees (current and non-current) refer to the remaining amount due on loans granted.

Hedging derivatives amounted to 657 million euros (837 million euros at December 31, 2015) and related to:

•	hedged items classified as non-current financial assets/liabilities (534 million euros) that mainly pertain to the mark to market component and include cash flow hedges and fair value hedges entered into with Banca Intesa (38 million euros) and Telecom Italia Finance S.A. (204 million euros);

•	hedged items classified as current assets/liabilities of a financial nature (123 million euros), relating to the mark to market component and to accrued income on cash flow hedge and fair value hedge derivative contracts.

Non-hedging derivatives amounted to 1,599 million euros (1,641 million euros at December 31, 2015) and included the asset value of transactions that TIM S.p.A. carries out on behalf of companies of the Group as a centralized Treasury function. This item is offset by the corresponding item classified in financial liabilities.

At December 31, 2016, non-hedging derivatives consisted of:

•	item classified under non-current financial assets (1,532 million euros) consisting of derivatives entered into with Banca Intesa (331 million euros) and the Mediobanca group (80 million euros);

•	items classified as current financial assets (67 million euros) essentially consisting of accrued income.

Further details are provided in the Note “Derivatives”.

Securities other than investments available-for-sale due beyond three months and recognized at market value, amounting to 842 million euros (830 million euros at December 31, 2015), consisted of:

•	Italian Treasury Bonds (258 million euros). These securities, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been purchased in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012, in replacement of the previous policies;

•	securities held in portfolio by TIM S.p.A. for a total nominal amount of USD 564 million, resulting from the buyback public offer on bonds of Telecom Italia Capital S.A. completed on July 20, 2015.

Liquid assets with banks, financial institutions and post offices (with maturity over 3 months) include a six month deposit with Deutsche Bank maturing in March 2017.

Cash and cash equivalents increased by 314 million euros compared to December 31, 2015 and were broken down as follows:

(millions of euros)	12/31/2016	12/31/2015
Liquid assets with banks, financial institutions and post offices	935	764

Checks, cash and other receivables and deposits for cash flexibility	1	1

Receivables from subsidiaries	294	151

Total	1,230	916

The different technical forms of investing available cash at December 31, 2016 can be analyzed as follows:

•	maturities: investments have a maximum maturity of three months;

•	counterparty risk: investments are made with leading banking and financial institutions with high credit quality and with a rating of at least BBB- according to Standard & Poor’s or similar rating agencies;

•	Country risk: deposits have been made mainly in major European financial markets.

NOTE 8

MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

Miscellaneous receivables and other non-current assets increased by 220 million euros compared to December 31, 2015.

As described in the Note “Form, content and other general information”, at the end of 2016 a new procedure was introduced that refined the methods for the recognition of prepaid expenses and deferred income for the deferral of various revenues and costs; this resulted in a reclassification on the 2015 data from “Trade and miscellaneous receivables and other current assets” to “Miscellaneous receivables and other non-current assets”, for 26 million euros. This refinement did not have any impact on the income statement.

Miscellaneous receivables and other non-current assets include:

(millions of euros)	12/31/2016	Of which IAS 39 Financial Instruments	12/31/2015	Of which IAS 39 Financial Instruments
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables from subsidiaries	6	5	10	5

Miscellaneous receivables from associates	—	—	—

Other receivables	56	7	50	4

Medium/long-term prepaid expenses	1,441		1,223

Total	1,503	12	1,283	9

Receivables from subsidiaries, amounting to 6 million euros, mainly refer to the purchase for consideration under the joint investment agreement with the Editoriale L’Espresso group, which resulted in the acquisition of ReteA, relating to the possibility for TIM (as the absorbing entity) to acquire the TIMB2 Multiplex, subject to the relevant ministerial approvals.

Other receivables included income tax receivables of 49 million euros (45 million euros at December 31, 2015).

Medium/long-term prepaid expenses mainly relate to the deferral of costs in connection with contracts for the activation of telephone services.

NOTE 9

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

CURRENT INCOME TAX RECEIVABLES

Non-current income tax receivables (classified under Miscellaneous receivables and other non-current assets) amounted to 49 million euros at December 31, 2016 (45 million euros at December 31, 2015) and related to unsold receivables for taxes and interest resulting from the recognized deductibility from IRES tax of the IRAP tax calculated on labor costs, relating to years prior to 2012, following the entry into force of Italian Decree Law 16/2012.

The current income tax receivables amounted to 0.5 million euros (127 million euros at December 31, 2015) and decreased due to the deduction of the IRES tax receivable arising from the national consolidated tax return for 2015 (due to TIM S.p.A. as the consolidating entity) and the IRAP tax receivable for 2015.

DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The net balance is composed as follows:

(millions of euros)	12/31/2016	12/31/2015
Deferred tax assets	773	779

Deferred tax liabilities	(1)	(2)

Total	772	777

The presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally permitted. The composition of the gross amounts prior to offsetting is presented below:

(millions of euros)	12/31/2016	12/31/2015
Deferred tax assets	865	873

Deferred tax liabilities	(93)	(96)

Total	772	777

The temporary differences which made up this line item at December 31, 2016 and 2015, as well as the movements during 2016 were as follows:

(millions of euros)	12/31/2015	Recognized in profit or loss	Recognized in equity	Other changes	12/31/2016
Deferred tax assets:
Provisions for pension fund integration Law 58/92	5	(1)			4

Provisions	277	(63)			214

Provision for bad debts	125	(16)			109

Financial instruments	342		44		386

Capital grants	2				2

Taxed depreciation and amortization	90	9			99

Discounting of provision for employee severance indemnities	23	5	7		35

Other deferred tax assets	9	4		3	16

Total	873	(62)	51	3	865

Deferred tax liabilities:
Accelerated depreciation	(16)	4			(12)

Deferred gains	(8)	4			(4)

Discounting of provisions	(16)	6			(10)

Financial instruments	(11)			(2)	(13)

Other deferred tax liabilities	(45)	(9)			(54)

Total	(96)	5		(2)	(93)

Total Net deferred tax assets (liabilities)	777	(57)	51	1	772

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2016 were as follows:

(millions of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2016
Deferred tax assets	201	572	773

Deferred tax liabilities	—	(1)	(1)

Total Net deferred tax assets (liabilities)	201	571	772

CURRENT INCOME TAX PAYABLES

Current income tax payables amounted to 546 million euros at December 31, 2016 (70 million euros at December 31, 2015), and increased by 476 million euros essentially due to the higher IRES tax base and the tax still to be paid due in the absence of prepayments.

INCOME TAX EXPENSE

The income tax expense for the years ended December 31, 2016 and 2015 is detailed below.

(millions of euros)	2016	2015
IRAP taxes for current year	148	146

IRES taxes for current year	595	108

Expenses/(income) from tax consolidation	14	13

Current taxes of prior years	(52)	(28)

Total current taxes	705	239

Deferred income taxes	42	(160)

Deferred taxes of prior years	15	17

Total deferred taxes	57	(143)

Total income tax expense for the year	762	96

The current IRES tax rate is 27.5%, while the IRAP tax rate has been set at 3.9%.

The allocation of deferred tax assets and liabilities reflects the reduction to 24% of the IRES tax rate with effect from 2017, introduced by the 2016 Stability Law (Italian Law no. 208/15) in Article 1.61.

The income for prior year tax (52 million euros) reflects the positive impact from the result of the income tax return with respect to the estimate made in the 2015 financial statements based on the information available at the time.

The reconciliation between the theoretical tax charge, calculated on the basis of the IRES tax rate in effect at December 31, 2016 (27.5%), and the effective tax charge in the separate financial statements is as follows:

(millions of euros)	2016	2015
Profit (loss) before tax
From continuing operations	2,319	(369)

From Discontinued operations/Non-current assets held for sale	340	9

Total profit (loss) before tax	2,659	(360)

Theoretical income tax	731	(99)

Income tax effect on increases (decreases) in variations:
dividends recognized in income	(14)	(556)

non-deductible goodwill impairment charge	—	—

non-deductible impairments and losses on investments	12	694

non-taxable gains on investments and other income	(84)	(92)

non-deductible costs	4	5

other items	(17)	31

Effect of IRES tax rate change	25	28

IRES taxes for previous years	(38)	(20)

Effective income tax recognized in income statement, excluding IRAP tax	619	(9)

IRAP tax	143	105

Total effective income tax recognized in income statement	762	96

For a better understanding of the above reconciliation, the Regional Income Tax (IRAP tax) has been shown separately so as to avoid any distorting effect arising from the fact that this tax is calculated on a tax basis other than pre-tax profit.

NOTE 10

INVENTORIES

Inventories amounted to 133 million euros at December 31, 2016, increasing 8 million euros compared to December 31, 2015 (125 million euros). They mainly consist of equipment, handsets and the related accessories for fixed-line and mobile telecommunications.

In 2016, inventories were written down by 2 million euros, primarily to adjust their carrying amount to the estimated realizable value of fixed devices mainly intended for sale.

No inventories are pledged as collateral.

NOTE 11

TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

These increased by 262 million euros compared to December 31, 2015.

As described in the Note “Form, content and other general information”, at the end of 2016 a new procedure was introduced that refined the methods for the recognition of prepaid expenses and deferred income for the deferral of various revenues and costs; this resulted in a reclassification of 2015 figures from “Trade and miscellaneous receivables and other current assets” to “Miscellaneous receivables and other non-current assets”, for 26 million euros. This refinement did not have any impact on the income statement.

Trade and miscellaneous receivables and other current assets included:

(millions of euros)			12/31/2016	Of which IAS 39 Financial Instruments	12/31/2015	Of which IAS 39 Financial Instruments
Amounts due on construction contracts	(a	)	28		40

Trade receivables
Receivables from customers			1,927	1,927	1,799	1,799

Receivables from other telecommunications operators			551	551	596	596

Receivables from subsidiaries			192	192	146	146

Receivables from associates and joint ventures			2	2	1	1

Receivables from other related parties			50	50	55	55

Customer collections pending credit			57	57	33	33

	(b	)	2,779	2,779	2,630	2,630

Miscellaneous receivables and other current assets
Receivables from subsidiaries			37	1	68	5

Receivables from associates and joint ventures			—	—	—	—

Receivables from other related parties			22	22	36	36

Other receivables			455	139	410	110

Trade and miscellaneous prepaid expenses			604		479	—

	(c	)	1,118	162	993	151

Total	(a+b+c	)	3,925	2,941	3,663	2,781

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The aging of financial instruments included in Trade and miscellaneous receivables and other current assets at December 31, 2016 and December 31, 2015 is as follows:

					Overdue:
(millions of euros)	12/31/2016	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	2,941	2,291	650	181	99	149	221

					Overdue:
(millions of euros)	12/31/2015	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	2,781	2,091	690	199	85	118	288

Current receivables increased by 200 million euros compared to December 31, 2015 mainly as a result of the commercial offers linked to sales with installment payments in the retail customer segment.

Overdue receivables decreased by 40 million euros compared to December 31, 2015, due to the combined effect of the reduction in invoices being processed, the fall in bad debt and the slight improvement in collections from retail customers. In particular, there was a fall of 67 million euros in receivables overdue beyond 365 days, for receivables positions with Other TLC Operators.

Trade receivables amounted to 2,779 million euros (2,630 million euros at December 31, 2015) and were net of the provision for bad debts of 479 million euros (468 million euros at December 31, 2015).

Movements in the provision for bad debts were as follows:

(millions of euros)	12/31/2016	12/31/2015
At January 1	468	514

Provision charges to the income statement	158	155

Utilization and decreases	(147)	(201)

At December 31	479	468

The amount of the provision consisted of:

(8)	221 million euros (211 million euros at December 31, 2015) of specific write-downs, made on the individual credit positions that have particular elements of risk;

(9)	258 million euros (257 million euros at December 31, 2015) of specific write-downs, made on the basis of the estimated average of uncollected amounts, per customer segment, determined using statistical indicators.

The increase in trade receivables of TIM (of 133 million euros) compared to December 31, 2015, was mainly due to the changes in the receivables due from customers.

Receivables from customers amounted to 1,927 million euros, increasing 128 million euros compared to December 31, 2015.

Receivables from subsidiaries amounted to 192 million euros (up 46 million euros compared to December 31, 2015) and mainly related to TLC services and products provided to Flash Fiber (52 million euros), Telecom Italia Sparkle (39 million euros), 4GRetail (35 million euros), Olivetti (24 million euros), and INWIT (19 million euros).

Receivables from associates and joint ventures, amounting to 2 million euros, related to Tiglio I and Alfiere.

Receivables from other related parties, amounting to 50 million euros, related in particular to receivable positions with the Intesa Sanpaolo group and the Generali group.

Miscellaneous receivables and other current assets stood at 1,118 million euros (993 million euros at December 31, 2015) and were net of a provision for bad debts of 72 million euros. In particular, receivables from subsidiaries consisted of 23 million euros of receivables from Group companies for the tax consolidation (mainly due from INWIT, Persidera and Telenergia), in addition to 14 million euros of other receivables (mainly due from Telecom Italia Sparkle, INWIT and Olivetti).

Receivables from other related parties refer to the Intesa SanPaolo group, mainly for the sale of dealer receivables and for mobile equipment sales.

Trade and miscellaneous prepaid expenses mainly relate to the deferrals of costs referring to the activation of new contracts with customers (427 million euros), building leases (32 million euros), rent and maintenance (75 million euros) and insurance premiums (27 million euros).

Other receivables amounted to 455 million euros (410 million euros at December 31, 2015) and were broken down as follows:

(millions of euros)	12/31/2016	12/31/2015
Advances to suppliers	1	2

Receivables from employees	23	22

Tax receivables	11	11

Receivables for grants from the government and public entities	242	233

Sundry receivables	178	142

Total	455	410

Tax receivables totaling 11 million euros mostly consisted of credits resulting from tax returns and from other taxes, as well as the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Italian Decree Law 258/2006, converted with amendments by Italian Law 278/2006.

Receivables for grants from the government and public entities (242 million euros) mainly relate to Ultra-Broadband-UBB and Broadband-BB projects. The grants are recognized to the separate income statement, when the related plants become ready for use upon satisfaction of specific requirements for each band.

Sundry receivables mainly included:

(9)	receivables from other factoring companies (41 million euros);

(10)	receivables from social security and assistance agencies (30 million euros);

(11)	miscellaneous receivables from OLOs (45 million euros).

NOTE 12

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

Discontinued operations/Non-current assets held for sale were down to zero at December 31, 2016. They referred to the carrying amount (1,202 million euros) of the company Sofora Telecomunicaciones that was classified under this line item following the acceptance – on November 13, 2013 – of the purchase offer made by the Fintech Group for the shares held in that company.

The item was down to zero as, on March 8, 2016, following the approval by the Enacom, the Argentinian communications regulatory authority, the TIM Group completed the sale of the entire remaining interest in Sofora – Telecom Argentina.

The total amount from the sale is over 960 million USD, including:

•	proceeds of 550.6 million USD received on March 8, 2016 for the investment in Sofora;

•	additional proceeds of 50 million USD, also received on March 8, 2016, from other shareholders of Sofora, with respect to ancillary agreements to the transaction;

•	the sum of 329.5 million USD received previously in connection with sales of investments to Fintech completed between December 2013 and October 2014; and

•	the amount of 30 million USD to be generated by the provision of technical support services to Telecom Argentina group companies, secured by a pledge on debt securities.

For TIM S.p.A., the sale resulted in the recognition in 2016 of a gain of 340 million euros and total proceeds of about 375 million USD.

NOTE 13

EQUITY

Equity consisted of:

(millions of euros)	12/31/2016	12/31/2015
Share capital issued	11,677	10,741

less: Treasury shares	(21)	(21)

Share capital	11,656	10,720

Additional paid-in capital	2,094	1,731

Legal reserve	2,145	2,145

Other reserves:
Merger surplus reserve	1,678	1,833

Other	(497)	(224)

Total other reserves	1,181	1,609

Retained earnings, including profit (loss) for the year	1,897	(94)

Total	18,973	16,111

Movements in share capital during 2016 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2015, and December 31, 2016

(number of shares)			at 12/31/2015	Share issues	At 12/31/2016	% of share capital
Ordinary shares issued	(a	)	13,499,911,771	1,703,210,812	15,203,122,583	71.61

less: treasury shares	(b	)	(37,672,014)		(37,672,014)

Ordinary shares outstanding	(c	)	13,462,239,757	1,703,210,812	15,165,450,569

Savings shares issued and outstanding	(d	)	6,027,791,699		6,027,791,699	28.39

Total shares issued	(a+d	)	19,527,703,470	1,703,210,812	21,230,914,282	100

Total shares outstanding	(c+d	)	19,490,031,456	1,703,210,812	21,193,242,268

Reconciliation between the value of shares outstanding at December 31, 2015 and December 31, 2016

(thousands of euros)			Share capital at 12/31/2015	Change in share capital	Share capital at 12/31/2016
Ordinary shares issued	(a	)	7,424,952	936,766	8,361,718

less: treasury shares	(b	)	(20,720)		(20,720)

Ordinary shares outstanding	(c	)	7,404,232	936,766	8,340,998

Savings shares issued and outstanding	(d	)	3,315,285		3,315,285

Total share capital issued	(a+d	)	10,740,237	936,766	11,677,003

Total share capital outstanding	(c+d	)	10,719,517	936,766	11,656,283

The Share capital increased by 936 million euros compared to December 31, 2015, as a result of the full conversion into new TIM ordinary shares of the “€1,300,000,000 6.125 per cent. Guaranteed Subordinated Mandatory Convertible Bonds due 2016”, issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A.. The issue of a total of 1,703,210,812 new shares took place in two tranches:

•	on September 22, 2016, for 360,100 shares following the voluntary conversion of 3 bonds;

•	on November 15, 2016, for 1,702,850,712 shares following the mandatory conversion of 12,997 bonds still outstanding upon maturity of the bond. At that stage, the final conversion ratio was approximately 131,019 shares for each bond (having a nominal value of 100,000 euros), equivalent to a conversion price per share of 0.7632 euros. On the basis of this conversion ratio, the 1,702,850,712 shares issued represent approximately 11.2% of the ordinary share capital of the Company, or 8% on a fully diluted basis.

Share capital information

The ordinary and savings shares of the Company are also listed on the NYSE in the form of American Depositary Shares, with each ADS corresponding to 10 ordinary or savings shares respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Company sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of equity, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the financial markets of the euro, U.S. dollar and Pound sterling areas to minimize costs), taking care to reduce the refinancing risk.

The remuneration of equity is proposed by the Board of Directors to the Shareholders’ Meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Company constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Rights of savings shares

The rights of the TIM S.p.A. savings shares are indicated below:

•	the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the 0.55 euros per share;

•	after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of 0.55 euros per share;

•	if in any one year dividends of below 5% of the 0.55 euros per share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•	in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those separate financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•	the reduction of share capital as a result of losses does not affect the savings shares except for the amount of the loss which is not covered by the portion of the share capital represented by the other shares;

•	upon the wind-up of TIM S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital up to the amount of 0.55 euros per share;

•	in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask TIM S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

Share capital carries a restriction on tax suspension for an amount of 1,191 million euros.

— ● —

Additional Paid-in capital at December 31, 2016, amounted to 2,094 million euros, and increased by 363 million euros as a result of the mentioned conversion into new TIM ordinary shares (the “New Shares”) of the “€1,300,000,000 6.125 per cent. Guaranteed Subordinated Mandatory Convertible Bonds due 2016 (hereinafter, the “Bonds”), issued by Telecom Italia Finance S.A..

The Legal reserve at December 31, 2016, amounted to 2,145 million euros, unchanged compared to December 31, 2015. The legal reserve carries a tax suspension restriction up to the amount of 1,898 million euros.

Other reserves totaled 1,181 million euros at December 31, 2016, decreasing by 428 million euros compared to December 31, 2015.

The Other reserves moved through the Statements of Comprehensive Income were broken down as follows:

•	Reserve for remeasurements of employee defined benefit plans (negative 103 million euros): this reserve decreased by 33 million euros on December 31, 2015, as a result of the recognition of employee severance indemnity actuarial losses for the year 2016, net of the related tax effects (22 million euros) as well as of the acquisition of the Telecom Italia Information Technology’s reserve (negative 11 million euros) following the merger by absorption of said company into TIM S.p.A. with retroactive effect to 1/1/2016;

•	Reserve for cash flow hedges (a negative 1,206 million euros; a negative 1,032 million euros at December 31, 2015): this reserve is related to the accounting of cash flow hedge transactions. In particular, it refers to unrealized gains and losses, net of the related tax effect, on the fair value adjustment of a financial instrument designated as a cash flow hedge;

•	Reserve for available-for-sale financial assets (27 million euros): it included the unrealized loss on the investment in Assicurazioni Generali (2 million euros) and the unrealized gain on the investment in Fin.Priv (1 million euros), as well as 28 million euros for the positive fair value adjustment of other available-for-sale financial assets, net of related tax effects.

The Other reserves also include:

•	Merger surplus reserve (1,678 million euros): this reserve decreased by 155 million euros compared to December 31, 2015 as a result of the distribution to the Savings shareholders, for a total of 166 million euros, of the preferred dividend of 0.0275 euros per savings share, gross of withholdings required by law, partially offset by 11 million euros of merger surpluses from elimination related to the already mentioned mergers by absorption of the subsidiaries OFI Consulting S.r.l., Emsa servizi S.p.A. (in liquidation) and Telecom Italia Deutschland Holding Gmbh;

•	Reserve for other equity instruments: this reserve amounted to 200 million euros (an increase of 1 million euros compared to December 31, 2015) and consisted of:

•	the amount of the convertible bond maturing 2015-2022 (186 million euros);

•	the value of the Special Award incentive Plan, approved by the Shareholders’ Meeting of May 25, 2016, in favor of the Chief Executive Officer and other managers identified by him (8 million euros) as described in detail in the Note “Equity compensation plans”;

•	the value of the stock options granted under the “2014-2016 Stock Option Plan” (6 million euros);

•	Unavailable reserve originating from the application of Article 7, paragraph 7 of Italian Legislative Decree 38/2005 (521 million euros): unchanged from December 31, 2015;

•	Miscellaneous reserves (64 million euros).

Retained earnings (accumulated losses), including profit (loss) for the year, was positive by 1,897 million euros at December 31, 2016, with an increase of 1,991 million euros compared to December 31, 2015. The change was due to:

•	as for 1,897 million euros, to profit for the year 2016;

•	as for 94 million euros to the partial coverage of the loss for the year 2015, as approved by the shareholders’ meeting on May 25, 2016 using the other reserves.

The following statement provides additional disclosure on equity and is prepared pursuant to Article 2427, number 7-bis, showing the items in equity separately according to their source, possibility of utilization and distribution, in addition to their utilization in the three-year period 2014-2016.

Statement according to Article 2427, 7-bis

Nature/Description (millions of euros)	Amount at 12/31/2016	Possibility of utilization	Amount available	Summary of the amounts utilized in the three-year period 2014-2016
				for absorption of losses	for other reasons
Share capital	11,656

Capital reserves:
Additional Paid-in capital	2,095	A,B,C	2,095

Legal reserve	1,953	B	—

Reserve for other equity instruments	200	B	—

Other	59	A,B,C	59	25

Reserve for remeasurements of employee defined benefit plans	57	A,B,C	57

Reserve pursuant to Article 7, paragraph 7, Italian Law Decree 38/2005	521	B	—

Merger surplus reserve	1,677	A,B,C	1,677		344

Profit reserves:

Additional Paid-in capital	(1)	A,B,C	(1)

Legal reserve	192	B	—

Reserve pursuant to Article 34, Italian Law 576/1975	12	A,B,C	12

Revaluation reserve pursuant to Italian Law 413/91	—		—	1

Other	12	A,B,C	12	417

Reserve for cash flow hedges and related underlyings	(1,206)		(1,206)

Reserve for available-for-sale financial assets	27	B	—

Reserve for remeasurements of employee defined benefit plans	(160)		(160)	72

Merger surplus reserve	1	A,B,C	1	78

Retained earnings	—	A,B,C	—	892	75

Total	17,095		2,546	1,485	419

Treasury shares			(40)

Amount not distributable (1)			191

Remaining amount distributable			2,315

Key:

A =	for share capital increase;
B =	for absorption of losses;
C =	for distribution to shareholders
(1)	Represents the amount not distributable as the part of the additional paid-in capital needed to supplement the legal reserve to reach 1/5 of the share capital.

Specifically, the amounts shown in the column “Summary of the amounts utilized in the three-year period 2014-2016 – for other reasons” mainly relate to the distribution of dividends, as well as to costs connected to the distribution of the dividends.

The table below shows the restrictions, pursuant to Article 109, paragraph 4, letter b) of TUIR, relating to off-book deductions effected for income tax purposes in past years:

(millions of euros)
Off-book deductions at December 31, 2015	28

Reversal for taxation during the year	(2)

Off-book deductions at December 31, 2016	26

Deferred taxes (IRES and IRAP)	(7)

Restriction on equity at December 31, 2016	19

This regime imposes a restriction on all equity reserves, without distinction, for an amount equal to the off-book deductions net of the relative deferred taxes provided. This restriction remains until such time as the excess tax deductions and consequent taxation are recovered in the books.

More specifically, compared to December 31, 2015, the deductions decreased by 2 million euros as a result of taxation during the year.

Therefore, taking into account the residual deductions effected in prior years and not covered by the fiscal realignment carried out in accordance with Italian Law 244 dated December 24, 2007, the total restriction on equity in the separate financial statements amounts to 19 million euros.

At December 31, 2016, the Company had tax-suspended equity reserves of 1,847 million euros, subject to taxation in the event of distribution, on which deferred taxes had not been allocated as their distribution is not foreseen.

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on: the issuance of the convertible bond by TIM S.p.A. in March 2015; the authorizations to increase the share capital in place at December 31, 2016; and the options and rights granted under equity compensation plans, still outstanding at December 31, 2016:

	Number of maximum shares issuable	Share capital (thousands of euros) (*)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan As below:
	133,042	73	80	1.15
	491,583	270	226	1.01
	893,617	492	393	0.99
	13,762,204	7,569	5,367	0.94

Total additional capital increases not yet approved (ordinary shares)	15,280,446	8,404	6,066

Capital increases already approved (ordinary shares)
2015 Convertible Bond (ordinary shares)(**)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		2,000,000

Total		2,008,404

(*)	Amounts stated for capital increases connected with equity compensation plans are the “total estimated value” inclusive, where applicable, of any premiums.
(**)	The number of shares potentially issuable shown may be subject to adjustments.

Further information is provided in the Notes “Financial liabilities (non-current and current)” and “Equity compensation plans”.

NOTE 14

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)			12/31/2016	12/31/2015
Non-current financial liabilities
Financial payables (medium/long-term)
Bonds			12,270	11,969

Convertible bonds			1,832	1,803

Amounts due to banks			3,677	4,266

Payables to other lenders			104	266

Payables to subsidiaries			5,699	7,360

			23,582	25,664

Finance lease liabilities (medium/long-term)
Payables to subsidiaries			40	28

Payables to associates			—	73

Payables to others			1,927	1,811

			1,967	1,912

Other financial liabilities (medium/long-term)
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			1,876	1,595

Non-hedging derivatives			1,532	1,572

Deferred income			1	—

			3,409	3,167

Total non-current financial liabilities	(a	)	28,958	30,743

Current financial liabilities
Financial payables (short term)
Bonds			2,451	2,183

Convertible bonds			6	6

Amounts due to banks			420	573

Payables to other lenders			113	222

Payables to subsidiaries			1,383	1,675

Payables to associates			—	—

Other financial payables			1	2

			4,374	4,661

Finance lease liabilities (short-term)
Payables to subsidiaries			9	5

Payables to associates			—	24

Payables to others			152	113

			161	142

Other financial liabilities (short-term)
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			211	205

Non-hedging derivatives			64	629

Deferred income			—	—

			275	834

Total Current financial liabilities	(b	)	4,810	5,637

Total financial liabilities (Gross Financial Debt)	(a+b	)	33,768	36,380

The item Convertible Bonds comprises the bond convertible into ordinary shares corresponding to 2,000 million euros, rate of 1.125%, maturing March 26, 2022 (unsecured equity-linked bond) issued by TIM S.p.A. on March 26, 2015. On May 20, 2015, the Shareholders’ Meeting of TIM S.p.A. approved the authorization for the convertibility of the unsecured equity-linked bond and the share capital increase reserved to servicing its conversion. The initial conversion price is 1.8476 euros, which may be subject to adjustments in line with market practice for this type of financial instrument; the number of TIM S.p.A. shares issuable for the possible conversion is 1,082,485,386, subject to adjustments.

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2016 (millions of foreign currency)	12/31/2016 (millions of euros)	12/31/2015 (millions of foreign currency)	12/31/2015 (millions of euros)

USD	2,522	2,392	2,532	2,326

GBP	2,017	2,356	2,041	2,781

JPY	20,033	162	20,037	153

EURO	—	28,858	—	31,120

		33,768		36,380

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	12/31/2016	12/31/2015
Up to 2.5%	8,382	10,873

From 2.5% to 5%	8,288	6,418

From 5% to 7.5%	9,640	10,545

From 7.5% to 10%	2,905	3,708

Over 10%	224	130

Accruals/deferrals, MTM and derivatives	4,329	4,706

	33,768	36,380

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	12/31/2016	12/31/2015
Up to 2.5%	7,760	9,874

From 2.5% to 5%	8,051	7,733

From 5% to 7.5%	11,373	11,249

From 7.5% to 10%	2,031	2,688

Over 10%	224	130

Accruals/deferrals, MTM and derivatives	4,329	4,706

	33,768	36,380

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 12/31 of the year:
(millions of euros)	2017	2018	2019	2020	2021	After 2021	Total
Convertible bonds	2,049	1,175	1,825	1,267	564	9,365	16,245

Loans and other financial liabilities	1,163	1,123	3,467	562	426	3,822	10,563

Finance lease liabilities	133	118	113	119	117	1,500	2,100

Total	3,345	2,416	5,405	1,948	1,107	14,687	28,908

Current financial liabilities	837						837

Total	4,182	2,416	5,405	1,948	1,107	14,687	29,745

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	12/31/2016	12/31/2015
Non-current portion	12,270	11,969

Current portion	2,451	2,183

Total carrying amount	14,721	14,152

Fair value adjustment and measurement at amortized cost	(476)	(514)

Total nominal repayment amount	14,245	13,638

The convertible bonds include the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by TIM S.p.A., convertible into newly-issued ordinary shares maturing in 2022.

•	This item was broken down as follows:

(millions of euros)	12/31/2016	12/31/2015
Non-current portion	1,832	1,803

Current portion	6	6

Total carrying amount	1,838	1,809

Fair value adjustment and measurements at amortized cost	162	191

Total nominal repayment amount	2,000	2,000

The bond convertible into ordinary shares was accounted for by recognizing:

•	a debt component, for an amount equal to the fair value of an identical liability issued by the Company at market conditions, but without conversion rights. This component has been recognized at amortized cost;

•	an equity component, calculated on a residual basis, for the remaining portion up to the amount of the proceeds received from the issue. This equity component (amounting to 186 million euros) will no longer be remeasured.

The costs of the issue have been allocated proportionately to the debt component and the equity component.

The nominal repayment amount of the bonds and convertible bonds totaled 16,245 million euros, up 607 million euros compared to December 31, 2015 (15,638 million euros) as a result of the new issues, repayments and buybacks in 2016.

The following table lists the bonds issued by TIM S.p.A., expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/16 (%)	Market value at 12/31/16 (millions of euros)
Bonds issued
Euro	544.6	544.6	7.000%	10/20/11	1/20/17	(a)100.185	100.719	548

Euro	628.2	628.2	4.500%	9/20/12	9/20/17	99.693	103.521	650

GBP	750	876	7.375%	5/26/09	12/15/17	99.608	105.366	923

Euro	592.9	592.9	4.750%	5/25/11	5/25/18	99.889	106.472	631

Euro	581.9	581.9	6.125%	6/15/12	12/14/18	99.737	111.581	649

Euro	832.4	832.4	5.375%	1/29/04	1/29/19	99.070	110.636	921

GBP	850	992.8	6.375%	6/24/04	6/24/19	98.850	109.492	1,087

Euro	719.4	719.4	4.000%	12/21/12	1/21/20	99.184	109.264	786

Euro	547.5	547.5	4.875%	9/25/13	9/25/20	98.966	113.086	619

Euro	563.6	563.6	4.500%	1/23/14	1/25/21	99.447	112.347	633

Euro	(b)200.8	200.8	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	201

Euro	883.9	883.9	5.250%	2/10/10	2/10/22	99.295	116.242	1,027

Euro	(c)2,000	2,000	1.125%	3/26/15	3/26/22	100	97.535	1,951

Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	105.744	1,057

GBP	375	438	5.875%	5/19/06	5/19/23	99.622	111.401	488

Euro	750	750	3.625%	1/20/16	1/19/24	99.632	106.882	802

USD	1,500	1,423	5.303%	5/30/14	5/30/24	100	98.250	1,398

Euro	1,000	1,000	3.000%	9/30/16	9/30/25	99.806	100.874	1,009

Euro	1,000	1,000	3.625%	5/25/16	5/25/26	100	102.774	1,028

Euro	670	670	5.250%	3/17/05	3/17/55	99.667	100.624	674

Total		16,245						17,082

(a)	Weighted average issue price for bonds issued with more than one tranche.
(b)	Reserved for employees.
(c)	Bond convertible into newly-issued TIM S.p.A. ordinary treasury shares. On May 20, 2015, the Shareholders’ Meeting of TIM S.p.A. approved the authorization for the convertibility of the unsecured equity-linked bond and the share capital increase reserved to servicing its conversion.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website at the address: www.telecomitalia.com.

The change in bonds during 2016 was as follows:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 750 million euros 3.625% maturing 1/19/2024	Euro	750	1/20/2016

Telecom Italia S.p.A. 1,000 million euros 3.625% maturing 5/25/2026	Euro	1,000	5/25/2016

Telecom Italia S.p.A. 1,000 million euros 3.000% maturing 9/30/2025	Euro	1,000	9/30/2016

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016

Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016

Telecom Italia S.p.A. 400 million euros, Euribor 3M+ 0.79%	Euro	400	6/7/2016

(1)	Net of buybacks by the Company of 337 million euros during 2014 and 2015.
(2)	Net of buybacks by the Company of 142 million euros during 2014.

Buybacks

Bond Name	Outstanding nominal amount prior to the buyback (GBP)	Repurchased nominal amount (GBP)	Buyback price	Buyback date
Telecom Italia S.p.A. - 400 million British pounds, maturing May 2023, coupon 5.875%	400,000,000	25,000,000	111.000%	6/29/2016

Medium/long-term amounts due to banks of 3,677 million euros (4,266 million euros at December 31, 2015) decreased by 589 million euros. Short-term amounts due to banks totaled 420 million euros, decreasing by 153 million euros (573 million euros at December 31, 2015). Short-term amounts due to banks included 208 million euros for the current portion of medium/long-term amounts due to banks.

Medium/long-term payables to other lenders, amounting to 104 million euros (266 million euros at December 31, 2015), mainly consist of 100 million euros of loans from Cassa Depositi e Prestiti taken out by TIM S.p.A. (expiring in April 2019). Short-term payables to other lenders totaled 113 million euros (222 million euros at December 31, 2015) and included 12 million euros of the current portion of medium/long-term payables to other lenders.

Medium/long-term payables to subsidiaries amounted to 5,699 million euros, decreasing 1,661 million euros compared to December 31, 2015 (7,360 million euros). They consisted of loans obtained from Telecom Italia Capital S.A. (4,537 million euros) and from Telecom Italia Finance S.A. (1,162 million euros), following the issues of bonds placed by the financial companies of the Group on the United States and Luxembourg markets. Short-term payables to subsidiaries amounted to 1,383 million euros and decreased by 292 million euros compared to December 31, 2015 (1,675 million euros). These payables refer to the current portion of medium/long-term loans due to Telecom Italia Capital S.A. (18 million euros) and Telecom Italia Finance S.A. (994 million euros), short-term loans payable to Telecom Italia Sparkle (190 million euros), and Olivetti Multiservices (23 million euros), in addition to current accounts held at market rates for centralized treasury services, mainly with Telecom Italia Sparkle (65 million euros), Telenergia (22 million euros), Telecontact (18 million euros), Trentino NGN (14 million euros), Inwit (10 million euros), Telsy (8 million euros) and H.R. Services (8 million euros).

Medium/long-term finance lease liabilities totaled 1,967 million euros (1,912 million euros at December 31, 2015) and mainly related to building sale and leaseback transactions recognized as finance leases in accordance with IAS 17 as well as - as of 2016 - the new leases on approximately 11,200 industrial vehicles, which resulted in their recognition as finance leases.

The increase compared to December 31, 2015 was therefore attributable to the continuance of the project for the renegotiation and/or finalization of new contracts carried out at the end of 2014, which resulted, on one hand, in the reclassification from operating leases to finance leases for a number of contracts previously classified as operating leases, and, on the other hand, for the contracts that were already classified as finance lease, in the “remeasurement” of the value of the properties and the related liability. This resulted in an overall impact on the balance sheet at December 31, 2016 of 70 million euros in terms of higher tangible assets (Land and Buildings) and related payables for financial leases. Furthermore, the already mentioned leases on vehicles resulted in an impact on the balance sheet at December 31, 2016 of 126 million euros in terms of higher tangible assets and related payables for financial leases.

Short-term finance lease liabilities amounted to 161 million euros (142 million euros at December 31, 2015).

Hedging derivatives relating to hedged items classified as non-current liabilities of a financial nature amounted to 1,876 million euros (1,595 million euros at December 31, 2015). Hedging derivatives relating to hedged items classified as current liabilities of a financial nature amounted to 211 million euros (205 million euros at December 31, 2015).

Medium/long-term non-hedging derivatives amounted to 1,532 million euros (1,572 million euros at December 31, 2015). Short-term non-hedging derivatives amounted to 64 million euros (629 million euros at December 31, 2015), including 565 million euros for the value of the embedded option in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A. (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”).

These line items include the measurement of transactions which TIM S.p.A. carries out with banking counterparts to service the companies of the Group in its exclusive role as the centralized treasury function and are offset in full by the corresponding items classified as financial assets.

Further details are provided in the Note “Derivatives”.

“COVENANTS”, “NEGATIVE PLEDGES” AND OTHER CONTRACT CLAUSES IN EFFECT AT DECEMBER 31, 2016

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the TIM Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With regard to the loans taken out by TIM S.p.A. with the European Investment Bank (“EIB”), at December 31, 2016, the nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	with the 500 million euros loan, signed on December 14, 2015, TIM undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than TIM S.p.A. – except for the cases when that debt is fully and irrevocably secured by TIM S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,150 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, must apply the following covenants:

•	“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event TIM commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on TIM’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

•	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, TIM must immediately inform the EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

The loan agreements of TIM S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, TIM is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including the establishment of guarantees or the early repayment of the amount paid and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by TIM, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

Finally, as of December 31, 2016, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

REVOLVING CREDIT FACILITY

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2016:

	12/31/2016		12/31/2015
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

TIM has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down. The beneficial changes to the economic terms of the Revolving Credit Facilities took effect from January 4, 2016, together with the two-year extension to those facilities.

TIM also has:

•	a bilateral Term Loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Cassa Depositi e Prestiti expiring April 2019, for 100 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna expiring July 2017 for 200 million euros, drawn down for the full amount.

TIM’S RATING

At December 31, 2016, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

NOTE 15

NET FINANCIAL DEBT

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at December 31, 2016 and December 31, 2015, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of European Commission Regulation implementing the Prospectus Directive,” issued by the former CESR (Committee of European Securities Regulators) on February 10, 2005 (now the European Securities & Markets Authority — ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the TIM Group and presented in the Report on Operations.

(millions of euros)			12/31/2016	12/31/2015
Non-current financial liabilities			28,958	30,743

Current financial liabilities			4,810	5,637

Total Gross financial debt	(a	)	33,768	36,380

Non-current financial assets (°)
Non-current financial receivables for lease contract			(24)	(11)

Non-current hedging derivatives			(534)	(752)

	(b	)	(558)	(763)

Current financial assets
Securities other than investments			(842)	(830)

Financial receivables and other current financial assets			(352)	(202)

Cash and cash equivalents			(1,230)	(916)

	(c	)	(2,424)	(1,948)

Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	30,786	33,669

Non-current financial assets (°)
Other financial receivables and other non-current financial assets	(e	)	(1,589)	(1,614)

Net financial debt(*)	(f=d+e	)	29,197	32,055

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g	)	(1,621)	(2,072)

Adjusted net financial debt	(f+g	)	27,576	29,983

(*)	As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note “Related party transactions”.
(º)	At December 31, 2016 and at December 31, 2015, “Non-current financial assets” (b + e) amounted to 2,147 million euros and 2,377 million euros, respectively.

NOTE 16

FINANCIAL RISK MANAGEMENT

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES OF TIM S.p.A.

As reported in the Note “Financial Risk Management” of the consolidated financial statements of the TIM Group, TIM S.p.A. adheres to the “Financial risk management and control guidelines” established for the Group.

The risk management policies of TIM S.p.A. observe the policies for the diversification of risks identified for the Group.

An optimum fixed-rate and variable-rate debt composition is defined for the entire Group and is not established for the individual companies.

As for the exchange rate risk on financial payables contracted by TIM S.p.A. denominated in currencies other than euro, such risk is hedged in full.

Derivative financial instruments are designated as fair value hedges for managing exchange rate and interest rate risk on instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans in euros. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-set the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with leading banking and financial counterparts whose credit ratings are constantly monitored to reduce the credit risk.

TIM S.p.A. has current account transactions with subsidiaries, as part of its treasury services which are conducted at market rates, and multi-year loan agreements with them which are also at market rates.

INTEREST RATE RISK: SENSITIVITY ANALYSIS

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of TIM S.p.A. derivatives. In particular:

•	with regard to derivatives that convert the liabilities contracted by TIM S.p.A. to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•	if at December 31, 2016 the interest rates in the various markets in which TIM S.p.A. operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the tax effect, would have been recognized in the income statement for 76 million euros (96 million euros at December 31, 2015).

ALLOCATION OF THE FINANCIAL STRUCTURE BETWEEN FIXED RATE AND VARIABLE RATE

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Papers and receivables on sales of securities), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

	12/31/2016			12/31/2015
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Bonds	11,806	4,439	16,245	11,528	4,110	15,638

Loans and other financial liabilities (*)	8,632	4,868	13,500	9,128	6,975	16,103

Total	20,438	9,307	29,745	20,656	11,085	31,741

(*)	At December 31, 2016, current liabilities totaled 837 million euros, of which 465 million euros at variable rates (1,346 million euros at December 31, 2015, of which 1,091 million euros at variable rates).

Total Financial assets (at the nominal investment amount)

	12/31/2016			12/31/2015
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Cash and cash equivalents	—	1,330	1,330	—	916	916

Securities	785	—	785	518	255	773

Other receivables	1,268	357	1,625	1,104	282	1,386

Total	2,053	1,687	3,740	1,622	1,453	3,075

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments. The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	12/31/2016		12/31/2015
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Bonds	16,015	4.78	15,376	5.11

Loans and other financial liabilities	13,423	3.50	16,297	3.18

Total	29,438	4.20	31,673	4.12

Total Financial assets

	12/31/2016		12/31/2015
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Cash and cash equivalents	1,330	0.24	916	0.23

Securities	785	5.01	773	5.61

Other receivables	141	3.69	101	2.98

Total	2,256	2.12	1,790	2.71

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

CREDIT RISK

Credit risk represents TIM’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise, or from factors more strictly technical, commercial or administrative.

TIM’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements, excluding guarantees received, described in the Note “Contingent liabilities, other information, commitments and guarantees”.

In referring to the details indicated in the Note “Trade and miscellaneous receivables and other current assets”, it should be pointed out that provision charges for bad debts are recorded on specific credit positions that present an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

For the credit risk relating to the asset components which contribute to the determination of Net financial debt it should be noted that, as per Group policy, the management of the liquidity of TIM S.p.A. is guided by conservative criteria and is principally based on money market management. As part of this management, investments are made during the year with temporary excess cash resources, which are expected to turn around within the subsequent 12-month period.

In order to limit the risk of non-fulfillment of the obligations undertaken by the counterpart, deposits were made with banking and financial institutions with a rating no lower than the investment grade; moreover, the terms of deposits are shorter than three months. With regard to the other temporary investments of liquidity, there were investments for 255 million euros in Italian Treasury Bonds and CCTs.

LIQUIDITY RISK

TIM S.p.A. pursues the Group’s objective of achieving an adequate level of financial flexibility.

Current financial assets at December 31, 2016, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 18-24 months.

14% of gross financial debt at December 31, 2016 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2016. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31 of the year:
(millions of euros)		2017	2018	2019	2020	2021	After 2021	Total
Convertible bonds	Principal	2,049	1,175	1,825	1,267	564	9,365	16,245

	Interest portion	716	585	521	413	357	1,942	4,534

Loans and other financial liabilities (*)	Principal	1,163	1,123	3,467	562	426	3,822	10,563

	Interest portion	347	364	318	235	230	3,606	5,100

Finance lease liabilities	Principal	133	118	113	119	117	1,500	2,100

	Interest portion	139	131	124	116	107	955	1,572

Non-current financial liabilities (*)	Principal	3,345	2,416	5,405	1,948	1,107	14,687	28,908

	Interest portion	1,202	1,080	963	764	694	6,503	11,206

Current financial liabilities (**)	Principal	837						837

	Interest portion	1						1

Total Financial liabilities	Principal	4,182	2,416	5,405	1,948	1,107	14,687	29,745

	Interest portion	1,203	1,080	963	764	694	6,503	11,207

(*)	These include hedging derivatives, but exclude non-hedging derivatives.
(**)	These exclude non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31 of the year:
(millions of euros)	2017	2018	2019	2020	2021	After 2021	Total
Disbursements	314	284	247	214	213	1,862	3,134

Receipts	(291)	(223)	(223)	(160)	(160)	(631)	(1,688)

Hedging derivatives – net (receipts) disbursements	23	61	24	54	53	1,231	1,446

Disbursements	450	427	356	309	309	4,367	6,218

Receipts	(450)	(427)	(356)	(309)	(309)	(4,367)	(6,218)

Non-Hedging derivatives – net (receipts) disbursements	—	—	—	—	—	—	—

Total net receipts (disbursements)	23	61	24	54	53	1,231	1,446

In order to name the Parent as the sole counterparty of the banking system, all the derivatives of the Group, except for those relating to two banking counterparties, have been centralized under TIM S.p.A.. In the TIM S.p.A. separate financial statements, this centralization has resulted in the presence of two non-hedging derivatives for each centralized transaction (one with the bank and the other for the same amount and opposite sign with the company of the Group), while the hedging relationship remains with the subsidiary and the Group.
The flows relating to the non-hedging derivatives that were placed under centralized management have therefore been excluded from the analysis of the maturities of contractually expected disbursements for financial liabilities and the analysis of the maturities of contractually expected interest flows for derivatives, because the positions are fully offset and, consequently, are not significant for the analysis of liquidity risk.

MARKET VALUE OF DERIVATIVES

In order to determine the fair value of derivatives, the TIM Group uses various valuation models. The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, risk-free rate of return, current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and exercise price.

NOTE 17

DERIVATIVES

Derivative financial instruments are used by TIM S.p.A. to hedge its exposure to foreign exchange rate and interest rate risks and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2016 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), and currency forwards to convert the loans/receivables secured in different foreign currencies to the functional currency.

IRS transactions, at specified maturity dates, provide for the exchange of flows of interest with the counterparts, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

In carrying out its role as the Treasury function of the Group and with the aim of centralizing all the exposure with banking counterparties in just one entity (i.e. TIM S.p.A.), TIM has derivative contracts signed with banks and analogous intercompany derivative contracts with Telecom Italia Capital S.A. and Telecom Italia Finance S.A., for a notional amount of 6.847 million euros. The balance of asset and liability measurements of these contracts is equal to zero.

The following table shows the derivative financial instruments of TIM S.p.A. broken down by type (for cross currency and interest rate swaps the notional amount refers to the synthetic coverage):

Type	Hedged risk	Notional amount at 12/31/2016 (millions of euros)	Notional amount at 12/31/2015 (millions of euros)	Spot * Mark- to-Market (Clean Price) at 12/31/2016 (millions of euros)	Spot* Mark- to-Market (Clean Price) at 12/31/2015 (millions of euros)
Interest rate swaps	Interest rate risk	3,334	2,889	42	35

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	851	851	46	215

Total Fair Value Hedge Derivatives **		4,185	3,740	88	250

Interest rate swaps	Interest rate risk	1,585	2,385	(708)	(647)

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	5,120	5,201	(857)	(616)

Forward and FX Options	Currency exchange rate risk	—	297	—	—

Total Cash Flow Hedge Derivatives **		6,705	7,883	(1,565)	(1,263)

Total Non-Hedge Accounting Derivatives***		41	1,621	4	(560)

Total TIM derivatives		10,931	13,244	(1,473)	(1,573)

*	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.
**	On the 2009 issue in GBP there are two hedges, in FVH and CFH; accordingly, although it is a single issue, the notional amount of the hedge is included in both the FVH and CFH groupings.
***	Unlike in 2015, the figure for 2016 was not affected by the embedded option of the Mandatory Convertible Bond (which matured in November).

The hedging of cash flows by cash flow hedges was considered highly effective and at December 31, 2016 led to:

•	recognition in equity of unrealized losses of 219 million euros;

•	reversal from equity to the income statement of net expenses from exchange rate adjustments of 168 million euros.

The transactions hedged by cash flow hedges will generate cash flows and produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
GBP	850	Jan-17	Jun-19	6.375%	Annually
GBP	375	Jan-17	May-23	5.875%	Annually
JPY	20,000	Jan-17	Oct-29	6 month JPY Libor + 0.94625%	Semiannually
USD	1,000	Jan-17	Nov-33	3 month USD Libor + 0.756%	Quarterly
EURO	791	Jan-17	July-36	6 month Euribor + 1.45969%	Semiannually
GBP	750	Jan-17	Dec-17	3.72755%	Annually
EURO	794	Jan-17	Sept-34	6 month Euribor + 0.8787%	Semiannually
USD	1,500	Jan-17	May-24	5.303%	Semiannually
USD	323	Jan-17	Jun-18	6.999%	Semiannually
USD	240	Jan-17	Jun-19	7.175%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for Cash Flow Hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In essence, the portfolio risk must be significantly less than the risk of the hedged item.

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2016 was negative by 4 million euros (without considering the effects due to the application of Credit Value Adjustment/Debt Value Adjustment - CVA/DVA).

NOTE 18

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

For the purposes of the comparative information between the carrying amounts and fair value of financial instruments, required by IFRS 7, the majority of the non-current financial liabilities of TIM consist of bonds, whose fair value is directly observable in the financial markets, as they are financial instruments that due to their size and diffusion among investors, are commonly traded on the relevant markets (see the Note “Current and non-current financial liabilities”). For other types of financing, however, the following assumptions have been made in determining fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: fair value has been assumed to be the present value of future cash flows using market interest rates at December 31, 2016.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The fair value measurement of the financial instruments of TIM is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

•	Level 1: quoted prices in active market;

•	Level 2: corresponds to input data other than market prices in Level 1 observable directly or indirectly;

•	Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2016 and 2015 and in accordance with the categories established by IAS 39, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses.

Key for IAS 39 categories

Acronym
Loans and Receivables	Loans and Receivables	LaR
Financial assets Held-to-Maturity	Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	Hedge Derivatives	HD
Not applicable	Not applicable	n.a.

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2016

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2016	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2016
ASSETS
Loans and Receivables	LaR		4,355	4,355							4,355

Non-current assets
Receivables from employees		7)	45	45

Other financial receivables		7)	12	12

Miscellaneous receivables from others (non-current)		8)	12	12

Current assets
Receivables from employees		7)	14	14

Other short-term financial receivables		7)	101	101

Cash and cash equivalents		7)	1,230	1,230

Trade receivables		11)	2,779	2,779

Miscellaneous receivables from others (current)		11)	162	162

Available-for-Sale financial assets	AfS		871		10	861					871

Non-current assets
Other investments		6)	29		10	19		2	17

Securities other than investments		7)	—

Current assets
Securities other than investments available-for-sale		7)	842			842		842

Financial assets at fair value through profit or loss held for trading	FAHfT		1,599				1,599				1,599

Non-current assets
Non-hedging derivatives		7)	1,532				1,532		1,532

Current assets
Non-hedging derivatives		7)	67				67		67

Hedging Derivatives	HD		657			551	106				657

Non-current assets
Hedging Derivatives		7)	534			490	44		534

Current assets
Hedging Derivatives		7)	123			61	62		123

Financial receivables for lease contracts	n.a.		71							71	71

Non-current assets		7)	24							24

Current assets		7)	47							47

Total			7,553	4,355	10	1,412	1,705	844	2,273	71	7,553

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2016	Amortized cost	Cost	Fair value taken to equity	Fair Value taken to income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2016
LIABILITIES
Financial Liabilities at Amortized Cost	FLAC/HD		31,688	31,688							32,725

Non-current liabilities
Financial payables (medium/long-term)		15)	23,583	23,583

Current liabilities
Financial payables (short term)		15)	4,374	4,374

Trade and miscellaneous payables and other current liabilities		22)	3,731	3,731

Financial liabilities at fair value through profit or loss held for trading	FLHfT		1,596				1,596				1,596

Non-current liabilities
Non-hedging derivatives		15)	1,532				1,532		1,532

Current liabilities
Non-hedging derivatives		15)	64				64		64

Hedging Derivatives	HD		2,087			2,085	2				2,087

Non-current liabilities
Hedging derivatives (medium/long-term)		15)	1,876			1,874	2		1,876

Current liabilities
Hedging Derivatives (short term)		15)	211			211			211

Finance lease liabilities	n.a.		2,128							2,128	3,427

Non-current liabilities		15)	1,967							1,967

Current liabilities		15)	161							161

Total			37,499	31,688	—	2,085	1,598	—	3,683	2,128	39,835

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2015

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount 12/31/2015	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2015
ASSETS
Loans and Receivables	LaR		3,768	3,768							3,768

Non-current assets
Receivables from employees		7)	34	34

Other financial receivables		7)	8	8

Miscellaneous receivables from others (non-current)		8)	9	9

Current assets				—

Receivables from employees		7)	12	12

Other short-term financial receivables		7)	8	8

Cash and cash equivalents		7)	916	916

Trade receivables		11)	2,630	2,630

Miscellaneous receivables from others (current)		11)	151	151

Available-for-Sale financial assets	AfS		863		11	852					863

Non-current assets
Other investments		6)	33		11	22		3	19

Securities other than investments		7)	—

Current assets
Securities other than investments available-for-sale		7)	830			830		830

Financial assets at fair value through profit or loss held for trading	FAHfT		1,641				1,641				1,641

Non-current assets

Non-hedging derivatives		7)	1,572				1,572		1,572

Current assets
Non-hedging derivatives		7)	69				69		69

Hedging Derivatives	HD		837			572	265				837

Non-current assets
Hedging Derivatives		7)	752			501	251		752

Current assets
Hedging Derivatives		7)	85			71	14		85

Financial receivables for lease contracts	n.a.		39							39	39

Non-current assets		7)	11							11

Current assets		7)	28							28

Total			7,148	3,768	11	1,424	1,906	833	2,497	39	7,148

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount 12/31/2015	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2015
LIABILITIES
Financial Liabilities at Amortized Cost	FLAC/HD		33,937	33,937							35,317

Non-current liabilities
Financial payables (medium/long-term)		15)	25,664	25,664

Current liabilities
Financial payables (short term)		15)	4,661	4,661

Trade and miscellaneous payables and other current liabilities		22)	3,612	3,612

Financial liabilities at fair value through profit or loss held for trading	FLHfT		2,201				2,201				2,201

Non-current liabilities
Non-hedging derivatives		15)	1,572				1,572		1,572

Current liabilities
Non-hedging derivatives		15)	629				629		629

Hedging Derivatives	HD		1,800			1,798	2				1,800

Non-current liabilities
Hedging derivatives (medium/long-term)		15)	1,595			1,593	2		1,595

Current liabilities
Hedging Derivatives (short term)		15)	205			205	—		205

Finance lease liabilities	n.a.		2,054							2,054	3,278

Non-current liabilities		15)	1,912							1,912

Current liabilities		15)	142							142

Total			39,992	33,937		1,798	2,203	—	4,001	2,054	42,596

Gains and losses by IAS 39 category - Year 2016

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2016(1)	of which interest
Loans and Receivables	LaR	(308)	2

Available-for-Sale financial assets	AfS	46

Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	602

Financial Liabilities at Amortized Cost	FLAC	(1,143)	(1,055)

Total		(803)	(1,053)

(1)	Of which 2 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Gains and losses by IAS 39 category - Year 2015

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2015(1)	of which interest
Loans and Receivables	LaR	(307)	4

Available-for-Sale financial assets	AfS	55

Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	(499)

Financial Liabilities at Amortized Cost	FLAC	(1,696)	(1,316)

Total		(2,447)	(1,312)

(1)	Of which 4 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

NOTE 19

EMPLOYEE BENEFITS

Employee benefits decreased by 3 million euros compared to December 31, 2015. The breakdown and movements are as follows:

(millions of euros)	12/31/2014	Increase/ Present value	Decrease	12/31/2015
Provision for employee severance indemnities	910	5	(12)	903

Provision for termination benefit incentives	4	393	(4)	393

Provision for pension and other plans	—	—	—	—

Total	914	398	(16)	1,296

of which:
non-current portion	910			1,278

current portion (*)	4			18

(*)	The current portion refers only to the Provision for termination benefit incentives and Provision for pension plans.

(millions of euros)	12/31/2015	Merger of TI Inf. Technology	Increase/ Present value	Decrease	12/31/2016
Provision for employee severance indemnities	903	76	45	(59)	965

Provision for termination benefit incentives	393	1	87	(157)	324

Provision for pension and other plans	—		4		4

Total	1,296	77	136	(215)	1,293

of which:
non-current portion	1,278				1,274

current portion (*)	18				19

(*)	The current portion refers only to the Provision for termination benefit incentives and Provision for pension plans.

The data at December 31, 2016 reflect the already mentioned merger by absorption of Telecom Italia Information Technology into TIM S.p.A., which took place on December 31, 2016, with retroactive effect to January 1, 2016.

The Provision for employee severance indemnities (T.F.R.) increased by 62 million euros overall, mainly due to the acquisition of Telecom Italia Information Technology balances following the aforementioned merger into TIM S.p.A. (amounting to 76 million euros).

The reduction of 59 million euros under “Decreases” refers to indemnities paid during the year to employees who terminated employment or for ordinary advances. The 45 million euros increase consisted of:

(millions of euros)	2016	2015
Finance expenses	15	19

Net actuarial (gains) losses recognized during the year	30	(14)

Total expenses (income)	45	5

Effective return on plan assets	there are no assets servicing the plan

The net actuarial losses recognized at December 31, 2016 totaled 30 million euros (net actuarial gains of 14 million euros in 2015) and were essentially the result of the change in the discount rate of 1.31% applied, from the 2.03% of December 31, 2015. To take account of the expected future progressive increase in the inflation rate, which is currently particularly low, the rate has been differentiated over the individual years for the actuarial calculation, as detailed further below.

According to Italian law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-set interest. The liability is not associated with any vesting condition or period or any funding obligation; accordingly, there are no assets servicing the provision. The liability is recognized net of the partial prepayments of the fund and the payments of the amounts obtained by employees for the reasons permitted by the applicable regulations.

In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”, for the amounts due up to December 31, 2016.

Under the regulations introduced by Italian Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”. However, revaluations of the provision for the employee severance indemnities at December 31, 2006, made on the basis of the official cost-of-living index and legally-prescribed interest, are retained in the provision for employee severance indemnities.

In application of IAS 19, the employee severance indemnities have been calculated using the “Projected Unit Credit Method” according to which:

•	the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.);

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit actually has to be paid;

•	the liability has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives
Inflation rate
2017	1.10% per annum	1.10% per annum
2018	1.30% per annum	1.30% per annum
2019 onwards	1.50% per annum	1.50% per annum
Discount rate	1.31% per annum	1.31% per annum
Employee severance indemnities annual increase rate
2017	2.325% per annum	2.325% per annum
2018	2.475% per annum	2.475% per annum
2019 onwards	2.625% per annum	2.625% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives
Probability of death	RG 48 mortality tables published by “Ragioneria Generale dello Stato”	RG 48 mortality tables published by “Ragioneria Generale dello Stato”
Probability of inability	INPS tables divided by age and sex	INPS tables divided by age and sex
Probability of resignation:
up to 40 years of age	6.50%	1.00%

From 41 to 50 years of age	2.00%	0.50%

From 51 to 59 years of age	2.00%	0.50%

From 60 to 64 years of age	20.00%	6.50%

Over 65 years of age	None	None
Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Italian Law 214 of December 22, 2011
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	1.5 per annum %	1.5 per annum %

The application of the above assumptions resulted in a liability for employee severance indemnities of 965 million euros at December 31, 2016 (903 million euros at December 31, 2015).

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumption that were reasonably possible at that date, stated in amounts.

The weighted average duration of the obligation is 12.3 years.

CHANGES IN ASSUMPTIONS	Amounts (millions of euros)
Turnover rate:
+ 0.25 p.p.	(9)

0.25 p.p.	10

Annual inflation rate:
+ 0.25 p.p.	20

0.25 p.p.	(19)

Annual discount rate:
+ 0.25 p.p.	(25)

0.25 p.p.	26

Provision for termination benefit incentives decreased in total by 69 million euros, as a result of the effect of the agreements signed in 2015 and 2016 by TIM S.p.A. and former Telecom Italia Information Technology with the Trade Unions, as part of the process of dialog between the parties, aimed at managing redundancies resulting from the streamlining and organizational simplification processes being implemented in the Group (and which are affecting all the companies operating in the TLC sector). More details are provided in the Note “Employee benefits expenses”.

NOTE 20

PROVISIONS

Provisions decreased by 48 million euros compared to December 31, 2015. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Increase	Taken to income	Used directly	Reclassifications/other changes	12/31/2016
Provision for taxation and tax risks	56	1	(9)	(2)	(1)	45

Provision for restoration costs	222	7		(5)	—	224

Provision for legal disputes	421	24	—	(70)	2	377

Provision for commercial risks	9	33	—	—	—	42

Provision for risks and charges on investments and corporate-related transactions	70	1	(12)	—	(15)	44

Other provisions	4	1	—	(2)	(1)	2

Total	782	67	(21)	(79)	(15)	734

of which:
non-current portion	324					596

current portion	458					138

The non-current portion of provisions for risks and charges mainly relates to the provision for restoration costs and the provision for legal disputes. More specifically, in accordance with the accounting standards, the total amount of the provision for restoration costs is calculated by re-measuring the amounts for which a probable outlay is envisaged, based on the estimated inflation rates for the individual due dates, and subsequently discounted to the reporting date based on the average cost of debt, taking into account cash outflow forecasts.

The provision for taxation and tax risks decreased by 11 million euros compared to December 31, 2015.

Provision for restoration costs related to the provision for the estimated cost of dismantling tangible assets – in particular batteries, wooden poles and equipment – and for the restoration of the sites used for mobile telephony. This item increased by 2 million euros compared to December 31, 2015.

The Provision for legal disputes decreased by 44 million euros compared to December 31, 2015, mainly due to utilizations in the year; The provision refers to disputes with employees (20 million euros), social security agencies (2 million euros) and third parties (355 million euros).

The provision for commercial risks increased by 33 million euros compared to December 31, 2015, mainly due to allocations made to cover commercial risks.

The Provision for risks and charges on investments and corporate-related transactions decreased by 26 million euros compared to December 31, 2015.

Other provisions – which mainly consist of regulatory risk provisions – decreased by 2 million euros compared to December 31, 2015.

NOTE 21

MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

These increased by 157 million euros compared to December 31, 2015.

As described in the Note “Form, content and other general information”, at the end of 2016 a new procedure was introduced that refined the methods for the recognition of prepaid expenses and deferred income for the deferral of various revenues and costs; this resulted in a reclassification of 2015 figures from “Trade and miscellaneous payables and other current liabilities” to “Miscellaneous payables and other non-current liabilities”, for 319 million euros. This refinement did not have any impact on the income statement.

Miscellaneous payables and other non-current liabilities included:

(millions of euros)	12/31/2016	12/31/2015
Payables to social security agencies	115	23

Capital grants	371	270

Deferred income	574	607

Payables to subsidiaries	16	19

Other payables to third parties	1	1

Total	1,077	920

Payables to social security agencies related to the remaining amount due to the INPS for estimated employee benefit obligations owed under Italian Law 58/1992, as well as – from 2015 – the amount due to the INPS for the application of the 2015 arrangements relating to Article 4 paragraphs 1-7ter, of Italian Law 92 of June 28, 2012, the “Fornero Law” (see the Note “Employee benefits expenses” for more details). Details are as follows:

(millions of euros)	12/31/2016	12/31/2015
Non-current payables
Due from 2 to 5 years after the end of the reporting period	106	13

Due beyond 5 years after the end of the reporting period	9	10

	115	23

Current payables	65	8

Total	180	31

The item capital grants represents the component still to be released to the income statement based on the remaining useful life (estimated at around 18 years) of the assets that the grants refer to. It mainly refers to the development of infrastructure on the Ultra-broadband-UBB and Broadband-BB projects.

Medium/long-term deferred income included 268 million euros for the deferral of revenues from the activation fees of telephone service (286 million euros at December 31, 2015).

Payables to subsidiaries relate to the payables due for the adoption of the consolidated tax return in Italy.

NOTE 22

TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

These decreased by 191 million euros compared to December 31, 2015.

As described in the Note “Form, content and other general information”, at the end of 2016 a new procedure was introduced that refined the methods for the recognition of prepaid expenses and deferred income for the deferral of various revenues and costs; this resulted in a reclassification of 2015 figures from “Trade and miscellaneous payables and other current liabilities” to “Miscellaneous payables and other non-current liabilities”, for 319 million euros. This refinement did not have any impact on the income statement.

Trade and miscellaneous payables and other current liabilities include:

(millions of euros)			12/31/2016	Of which IAS 39 Financial Instruments	12/31/2015	Of which IAS 39 Financial Instruments
Payables on construction work	(a	)	25		31

Trade payables
Payables to suppliers			2,787	2,787	2,316	2,316

Payables to other telecommunication operators			139	139	239	239

Payables to subsidiaries			181	181	438	438

Payables to associates and joint ventures			4	4	8	8

Payables to other related parties			168	168	109	109

	(b	)	3,279	3,279	3,110	3,110

Miscellaneous payables and other liabilities
Payables to subsidiaries			23		29

Payables to other related parties			38	15	31	9

Advances received			51		40

Tax payables			124		106

Payables to social security agencies			160		114

Payables for employee compensation			247		222

Customer-related items			638	198	694	209

Trade and miscellaneous deferred income			425		419

Other current liabilities			298	239	384	284

Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year			19		18

Provisions for risks and charges for the current portion expected to be settled within 1 year			138		458

	(c	)	2,161	452	2,515	502

Total	(a+b+c	)	5,465	3,731	5,656	3,612

(*)	Analyzed in the Note “Income tax expense”

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Trade payables amounted to 3,279 million euros (3,110 million euros at December 31, 2015); you are reminded that the trade payables for the year reflect the seasonal peak in bills payable and the concentration of capital expenditure in the final months of the year.

Trade payables to subsidiaries, amounting to 181 million euros, related to amounts due to Telecom Italia Sparkle (47 million euros) for telecommunications services, Telenergia (38 million euros), Olivetti (28 million euros), 4G Retail (22 million euros), Telecontact (14 million euros), HR Services (11 million euros), Trust Technologies (11 million euros) and INWIT (3 million euros) for supply contracts. Payables to associates, amounting to 4 million euros, relate to supply arrangements with the Italtel group, W.A.Y. S.r.l. and Movenda. Trade payables to other related parties amounted to 168 million euros and mainly related to debt positions with the Intesa Sanpaolo group.

Miscellaneous payables and other liabilities amounted to 2,161 million euros and decreased 354 million euros compared to December 31, 2015. The main items of miscellaneous payables and other liabilities are as follows:

•	Tax payables, amounting to 124 million euros, mainly refer to VAT payable (16 million euros), payables for government concession tax (26 million euros) and withholding tax payables to the tax authorities as the withholding agent (76 million euros);

•	Payables to social security agencies include the short-term portion of the amount payable to INPS under Italian Law 58/1992, as described in the Note “Miscellaneous payables and other non-current liabilities”;

•	customer-related items include, among others, payables for deposits made by subscribers for telephone calls and subscription charges debited in advance;

•	trade and miscellaneous deferred income mainly consists of 243 million euros for interconnection charges, 175 million euros for the deferral of revenues from the activation of telephone service, 16 million euros for traffic and charges, 47 million euros for rent and maintenance payments and 9 million euros for outsourcing contract charges;

•	payables to subsidiaries include 20 million euros for tax consolidation (mainly due to Olivetti, Persidera and Telenergia);

•	other current liabilities comprise, among others, payables for grants received from the Italian State and the European Union and payables for guarantee deposits and dividends;

•	employee benefits and provisions.

NOTE 23

CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which TIM Group companies are involved as of 31 December 2016, as well as those that came to an end during the financial year.

The TIM Group has posted liabilities totaling 386 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

The Rome Public Prosecutor’s Office has challenged the judgement of the Court of Rome of October 2013 with which the three former managers of Telecom Italia Sparkle were fully acquitted of the charges of transnational conspiracy for the purpose of tax evasion and false declarations through the use of invoices or other documents for non-existent transactions (“carousel fraud”), also in relation to the position of the Telecom Italia Sparkle employees; currently, judgement is pending in the Court of Appeal in Rome. Telecom Italia Sparkle is still being investigated for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of conspiracy and translational money laundering.

Following the outcome of the immediate trial, the Company fully released the provisions for risk in the profit and loss account during 2014 and obtained from the Judicial Authority the release and return of all the sums issued to guarantee any obligations deriving from the application of Legislative Decree 231/2001; the sum of 1,549,000 euros, which corresponds to the maximum fine applicable for the administrative offence, still remains under seizure.

As for risks of a fiscal nature, it should be noted that in February 2014 the Revenues Agency (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of the fines – 25% of the “crime related costs” unduly deducted – total 280 million euros. In this respect the Company has filed an appeal to the Provincial Tax Commission in April 2014. The Commission rejected the appeal with a decision filed in May 2016.

The Company lodged an appeal with the Regional Tax Commission in October, opposing the judgement in the first instance, requesting a suspension of the enforcement of this first instance judgement subject to presentation of an appropriate guarantee. In December last year, the Provincial Tax Commission of Rome granted this suspension and fixed the date for a hearing on the merits in April 2017.

Given the favorable outcome of associated criminal proceedings, the Company believes the risk to be only potential and has not therefore made any provisions in the financial statements.

Administrative offence charge pursuant to Legislative Decree 231/2001 for the so-called TIM Security Affair.

In December 2008 TIM received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 TIM definitively ceased to be a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company. In the hearing before Section One of the Milan Court of Assizes, TIM acted in the dual role of civil party and civilly liable party. In fact, on the one hand it was admitted as civil party against all the defendants for all charges, and on the other it was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit and Compliance Services (now incorporated into TIM) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking.

After the lengthy evidence hearings, 22 civil parties filed claims for compensation, also against TIM as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarized its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case. In February 2013, Section 1 of the Milan Court of Assizes issued the first instance judgement, sentencing the defendants to terms of imprisonment of between 7 years and 6 months and one year. The Court also recognized that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party TIM, to compensate said damages, totaling 270,000 euros (in part jointly and severally with Pirelli) plus legal fees; at the same time the Court also sentenced the defendants to pay compensation for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgement also recognized the existence of non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company. In November 2013 the grounds for the judgement in the first instance were published (which, for its part, the Company decided not to contest). At the end of the appeal, which was brought by the convicted defendants, the judgement in the first instance was partly reversed. The appeal judge took note of the fact that the time-limit had expired on the majority of the charges, and made an order not to proceed against the defendants who had been convicted in the lower court, with the exception of two, who were found guilty of the offence of revealing information which was subject to a prohibition on disclosure. As for the civil judgements, the Court revoked those made by the judge of first instance and ruled in favor of three ministries, AGCM and the Revenues Agency. The Court also decided to revoke the provisional sum of 10 million euros awarded to the Company as civil party at the end of the proceedings in the court of first instance, making a generic ruling that the defendants should pay compensatory civil damages. Finally, the appeal judge also rejected all the demands for compensation advanced in the appeals by certain civil parties for a total of about 60 million euros, in respect of which the Company has the role of party liable for damages.

Irregularities concerning transactions for the leasing/rental of assets

In relation to the irregularities detected with regard to some leasing and rental transactions, which in some cases led to disputes relating to Direct Taxes and VAT, the Company arranged to make provision for risks; the actual amount of the risk provision is around 4.6 million euros.

— ● —

It should be noted that for some disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardize the position of TIM or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case A428

At the conclusion of case A428, in May 2013, Italian Competition Authority AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on TIM for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from TIM itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

TIM appealed against the decision before the Regional Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged: infringement of its rights to defend itself in the proceedings, the circumstance that the organisational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the industry regulator (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the TIM retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by TIM), and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In May 2014, the judgement of the Lazio TAR was published, rejecting TIM’s appeal and confirming the fines imposed in the original order challenged. In September 2014 the Company appealed against this decision.

In May 2015, with the judgement no. 2497/15, the Council of State found the decision of the court of first instance did not present the deficiencies alleged by TIM and confirmed the AGCM ruling. The company had already proceeded to pay the fines and the accrued interest.

In a decision notified in July 2015, AGCM started proceedings for non-compliance against TIM, to ascertain if the Company had respected the notice to comply requiring it to refrain from undertaking behaviours analogous to those that were the object of the breach ascertained with the concluding decision in case A428 dated May 2013.

On 13 January 2017 TIM was notified of the conclusive assessment of the Italian Competition Authority (AGCM), acknowledging that TIM has fully complied with the judgement in proceedings A428 and that therefore the conditions do not exist for the imposition of any sanctions for non-compliance.

AGCM recognises, furthermore, that TIM’s behaviour subsequently to the 2013 proceedings has been directed towards continuous improvement of its performance in the supply of wholesale access services concerning not only the services which were the subject of the investigation, but also the new super-fast broadband access services. In assessing compliance, AGCM recognised the positive impact of the implementation, albeit not yet completed, of TIM’s New Equivalence Model (NME). AGCM’s decision forces TIM to: (i) proceed with the implementation of the NME until its completion which is expected to be by 30 April 2017; (ii) to inform the Authority about the performance levels of the systems for providing wholesale access services and about the completion of the corresponding internal reorganisation plan by the end of May 2017.

In March 2017, Vodafone lodged an appeal with the Regional Administrative Court of Lazio against the final decision in the proceedings for non-compliance taken by AGCM. TIM will file an appearance.

Italian Competition Authority Case I-761

With a ruling issued on 10 July 2013, AGCM (the Italian Competition Authority) extended to TIM the investigation started in March of the same year into some firms active in the fixed network maintenance sector. The investigation aims to establish if an agreement exists that is prohibited under article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the ICA was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The ICA alleged that TIM carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to communications regulator AGCom.

TIM challenged these proceedings before the Administrative Court (TAR), sustaining that the ICA does not have competence in this matter.

On 7 July 2014, the ICA notified the objective extension of the proceedings to check if the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With the extension provision, the ICA has also extended the deadline for closing the proceedings from the original date of 31 July 2014 to 31 July 2015. This extension was also challenged before the Lazio Administrative Court (TAR) sustaining that the Italian Competition Authority does not have competence in this matter.

In November 2014, for reasons of procedural economy and also convinced that it was acting legitimately, TIM presented to the Authority a proposal of undertakings in order to resolve the competition concerns subject of the investigation. In its resolution of 19 December 2014 the ICA considered that these undertakings were not manifestly groundless and later ordered their publication for the purposes of market testing.

On 25 March 2015, the ICA definitively rejected the aforesaid undertakings, considering them not suitable for removing the anticompetitive aspects investigated.

On 21 July 2015 the Communication of the Results of the Investigation was served on the parties to the proceedings, in which the Offices of ICA expressed their position in the sense of (i) archiving the complaints regarding the abuse of dominant position and (ii) confirming, instead, that there exists between TIM and the maintenance firms an agreement to coordinate the economic offers drawn up for Wind and Fastweb, and to prevent the unbundled supply of the ancillary technical services.

On 16 December 2015, the final order was issued, confirming the conclusions of the Communication of the Results of the Investigation, sustaining that, between 2012 and 2013, there existed an agreement that restricted competition, and as a result imposed a fine of 21.5 million euros on the Company. The relevant market is the corrective maintenance (assurance) market and, more precisely, the market for troubleshooting the TIM LLU lines. The purpose of the conduct maintained by the Company and the network firms would have been to limit competition and prevent the evolution of forms of unbundled supply of ancillary technical services.

TIM appealed the order before the Lazio Regional Administrative Court. In judgement no. 09554/2016 issued in September 2016, the appeal was dismissed, and the Company appealed this decision to the Council of State.

WIND (I-761)

With a writ of summons before the Court of Milan, Wind claimed compensation from TIM of 57 million euros, recently increased during the proceedings to around 58 million euros, for damages arising from alleged anti-competitive conduct censured in the ICA case I-761 (on corrective maintenance) referring to the period 2012-2015. According to the other party, this conduct delayed and hindered its ability to obtain more favorable conditions in the unbundled purchase of service to repair faults on the LLU access lines, and their effects were allegedly protracted to December 2015. TIM has filed an appearance challenging the claims made by the other party.

Vodafone (A428)

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a huge claim for damages for presumed abusive and anticompetitive behavior (founded principally on ICA case A428) which TIM allegedly implemented in the period 2008 - 2013. The pecuniary claim was quantified by Vodafone as an estimated sum of between 876 million euros and 1,029 million euros.

In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those envisaged (“margin squeezing”) and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).

TIM filed an appearance, challenging the claims made by the other party regarding the merits and the amount and making a counterclaim. Following the August 2016 decision by the Court of Cassation which confirmed that the Milan Court had jurisdiction to decide the dispute, the merits of the case will be decided at the hearing in December 2016.

With a writ of summons dated 28 May 2015 before the Milan Court, Vodafone has advanced further claims for compensation, based on the same ICA case A428 and referring to alleged damages it suffered in the period July 2013 - December 2014 (and therefore over a period of time subsequent to the period of the similar compensatory judgement mentioned above), for approximately 568.5 million euros.

The case also contains a reservation of further damages to be quantified, during the proceedings, for the following periods, the claimant alleging that the presumed abusive conduct of TIM continued. TIM filed an appearance, challenging the claims made by the other party regarding the merits and the amount and making a counterclaim.

In an order made on 6 October 2016, the judge accepted Vodafone’s petition to join the two A428 proceedings it had initiated. At the end of the reinstatement proceedings of 21 December, the terms were established for the preliminary briefs and a hearing was fixed for 11 July 2017 for the admission of evidence. When the first preliminary brief was filed, following the favorable outcome for TIM of proceedings A428-C (which confirmed the absence of improper conduct by the Company under A428 after 2011), Vodafone decided nonetheless to file further claims for 2015-2016, thus restating its total claim to be between 1,541 and 1,812 million euros, which was also disputed and rebutted by TIM.

Vodafone

In June 2015 Vodafone issued proceedings for damages in the Milan Court for alleged abuse of a dominant position by TIM in the bitstream “NGA” and “VULA” fiber access services market, initially claiming around 4.4 million euros, recently increased to a figure ranging from 30 to 48.9 million euros.

The abusive conduct complained of by the plaintiff was allegedly enacted by TIM through aggressive offers to grab customers and the hindering of Vodafone’s access to the fiber network to make it more difficult for it to provide ultra-broadband service to its customers.

The Company filed an appearance contesting all the demands of the other party, and subsequently also its revision of the size of the damages claimed during the proceedings in 2016.

Investigation by the Monza Public Prosecutor’s Office

The criminal proceedings regarding a number of transactions for the leasing and/or sale of goods are currently pending before the Court of Monza with a first trial hearing scheduled for May 2017.

At the end of the preliminary hearing the judge for the preliminary hearing issued a decree that ordered the judgement for the hypothesis of aggravated fraud and tax crimes against a former employee of the Company.

As part of these proceedings TIM, which filed a formal complaint against persons unknown in 2011, joined the proceedings as a civil party as the person injured and damaged by the offence.

BT ITALIA

With a writ of summons in June 2015, BT Italia has advanced, before the Milan Court, claims for compensation of approximately 638.6 million euros against TIM referring to alleged damages suffered in the period from 2009 to 2014 for technical boycotting and margin squeezing (these claims refer to the known AGCM A428 case). The plaintiff, assuming that the unlawful conduct of TIM is still taking place, also proposes that the amount claimed be updated up to the month of May 2015, recalculating the total to be 662.90 million euros. TIM filed an appearance, challenging the claims made by the other party.

As part of a structured agreement between the Parties, the case was settled in March 2016.

COLT TECHNOLOGY SERVICES

With a writ of summons served in August 2015 before the Milan Court, operator Colt Technology Services claimed damages based on the decisive order in case A428, referring to alleged damages suffered over the period 2009/2011, due to the presumed inefficient and discriminatory conduct of TIM in the process of supplying wholesale services. The damage claimed was quantified as 27 million euros in loss of profits for the alleged non-acquisition of new customers, or for the alleged impossibility of supplying new services to the customers it had already acquired; the other party also formulated an express request for compensation for the damages to its image and commercial reputation. This case follows the extrajudicial claim for approximately 23 million euros, previously advanced by Colt in June 2015, which the Company rejected in its entirety. The Company filed an appearance, contesting all of the other party’s allegations.

KPNQ West Italia S.p.A.

With a writ of summons issued by the Rome Court, KPNQ West Italia has sued TIM, claiming damages quantified as totalling 37 million euros for alleged abusive and anti-competitive conduct in the period 2009-2011, through technical boycotting (KOs and refusals to activate wholesale services); these claims were based on the content of the Italian Competition Authority ruling that settled the A428 case. The first hearing took place in May 2016. TIM filed an appearance, contesting all of the plaintiff’s allegations.

TELEUNIT

With a writ of summons before the Rome Court, Teleunit has claimed 35.4 million euros in compensation from TIM, based on the known decision of the Italian Competition Authority that settled the A428 case. Specifically, the other party complained that in the period 2009/2010 it had suffered abusive conduct on TIM’s part in the form of technical boycotting (refusals to activate network access services - KOs), and anticompetitive practices in the form of margin squeezing (excessive squeezing of discount margins, considered abusive inasmuch as it cannot be replicated by competitors). Telecom Italia filed an appearance, contesting all of the plaintiff’s allegations.

With a writ of summons issued in October 2009 before the Milan Appeal Court, Teleunit asked that TIM alleged acts of abuse of its dominant position in the premium services market be ascertained. The plaintiff quantified its damages at a total of approximately 362 million euros. TIM filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April.

TIM filed an appearance in the reinstated proceedings challenging the plaintiff’s claims.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by TIM of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviors of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which TIM managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted TIM’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. TIM filed an appearance challenging the claims of the other parties.. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015. The case was consequently resumed by Voiceplus.

SKY

TIM initiated a civil action before the Court of Milan against SKY Italia, asking the court to void the contract signed by the two companies in April 2014 for the delivery and marketing, between 2015 and 2019, of the SKY IPTV (Internet Protocol Television) offer on the TIM IPTV platform, due to abuse of dominant position by the other party.

As an alternative, the Company also asked the court to reduce to a fair level the amounts demanded by SKY by way of the so-called Guaranteed Minimums (“penalties”) established to SKY’s advantage and related to predetermined customer sign-up and churn-rate thresholds in the five years of the partnership.

Sky filed an appearance in February 2017, challenging TIM’s claim and demanding payment of the Guaranteed Minimums it claimed to have accrued, a request which was opposed by the Company.

The proceedings are ongoing: the next hearing is scheduled for 24 May 2017.

Irregular sale of handsets to companies in San Marino, Forlì and Milan Public Prosecutor’s Offices

Despite the initial dismissal of the case by the Bologna Public Prosecutor’s Office in 2011, in September 2013 the Forli Public Prosecutor’s Office filed notice that its investigation on the sale of handsets to companies in San Marino in the years 2007-2009 in which, among others, one employee and three former employees of the Company were investigated, had concluded.

According to the Forlì Prosecutor’s Office, the facts it had investigated appeared to constitute criminal conspiracy aimed at committing acts of “false declaration through the use of invoices or other documents for non-existent transactions” and the “issuing of invoices or other documents for non-existent transactions” and the respective target offences, as well as the crime of “preventing public supervisory authorities from performing their functions”, relative to the communications transmitted to CONSOB.

The same Public Prosecutor’s Office also transmitted the official investigation documents to the Milan Public Prosecutor’s Office, deemed to be territorially competent. It is specified that the same facts were previously the subject of a specific audit and of the so called Greenfield Project, as a result of which the Company took steps to independently regularize some invoices for which the fiscal obligations laid down had not been fully discharged.

The Milan Public Prosecutor’s Office asked that the investigation be closed, deeming that some of the alleged offences could not be substantiated, and pointing out that the statute of limitations applied to the earliest events. In June 2016 the judge in the preliminary investigation (GIP) at the Milan Court permanently closed the case.

Vodafone Dispute - Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom (Italian Communications Authority) and TIM against the judgement of the Lazio Administrative Court (TAR) on the financing of the universal service obligations for the period 1999-2003; with such judgement the administrative judge granted the appeals by Vodafone, annulling AGCom decisions 106, 107, 109/11/CONS on the renewal of the related proceedings, adding Vodafone to the list of subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgement confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

TIM has filed an application to AGCom to renew the proceedings, and an appeal to the Court of Cassation against the judgement of the Council of State on the grounds that it exceeded its jurisdiction.

In April 2016 Vodafone appealed against the Ministry of Economic Development and TIM to the Council of State, for non-compliance with the judgement of the Council of State that had already been appealed by TIM. This appeal referred to AGCom decision 109/11/CONS (2003 yearly payment, on the basis of which Vodafone had paid the sum of approximately 9 million euros as contribution, restitution of which was requested).

In its judgement last November the Council of State rejected the appeal, referring to the Regional Administrative Court (TAR) the decision on the methods of compliance. In February 2017, Vodafone presented the Lazio Regional Administrative Court with four new appeals against the Ministry of Economic Development and TIM regarding observance of the ruling, upheld on appeal, countermanding the resolutions for the years 1999-2003 and repayment of the amounts of around 38 million euros already paid to the Ministry of Economic Development as a contribution.

Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed the investigations into the alleged exposure to asbestos of 15 former employees of the company “Ing. C. Olivetti S.p.A.” (now TIM S.p.A.), “Olivetti Controllo Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, TIM assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial. The trial started in November 2015, and, as the party liable for damages, the Company has reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn the claim for damages against TIM.

In the judgement of first instance, in July 2016, 13 of the 18 defendants were found guilty, with sentences ranging from 1 year to 5 years of imprisonment: four of the defendants were found not guilty, and one case was dismissed for health reasons. The defendants were also sentenced to pay compensation, jointly and severally with the party liable for damages TIM, of an overall sum of approximately 1.9 million euros as a provisional payment to INAIL and 6 heirs who were not part of the settlement. A generic judgement to pay compensation for damages to the remaining damaged parties (entities/unions/associations) was issued, although they must in any case ask the civil court to quantify the damages. At the end of the process of filing its reasons, the Company submitted an appeal against the judgement at the end of November 2016.

POSTE

There are some pending actions brought by Ing. C. Olivetti & C. S.p.A. (now TIM) against Poste, the Italian postal service, concerning non-payment of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower courts established an outcome that was partially favorable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to TIM, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste had issued a writ for the return of approximately 58 million euros, opposed by TIM given that the judgement of the Supreme Court for amendment of the above judgement is still pending.

After the judgement of the Supreme Court that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter of issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgement was resubmitted to another section of the Rome Appeal Court.

Elinet S.p.A. Bankruptcy

The receivers of collapsed Elinet S.p.A., and subsequently the receivers of Elitel S.r.l. and Elitel Telecom S.p.A (the controller of the Elitel group at the time), have appealed the judgement with which the Rome Court rejected the claims for compensation made by the receivers of Elinet-Elitel, reproposing a claim for damages totaling 282 million euros. The claims made to the Company regard the alleged performance of management and coordination activities of the plaintiff, and with it the Elitel group (alternative operator in which TIM has never had any type of interest), allegedly enacted by playing the card of trade receivables management. TIM filed an appearance, challenging the claims made by the other party.

Dispute relative to “Adjustments on license fees” for the years 1994-1998

With regard to the judgements sought in previous years concerning the Ministry of Communications’ request for payment of the balance of the amounts paid in concession charges for the years 1994-1998 (for a total of 113 million euros), the Administrative Court (TAR) for Lazio rejected the Company’s appeal against the request for adjustment of the licence fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts. TIM lodged an appeal.

With two further judgements the Administrative Court (TAR) for Lazio, reiterating the reasons expressed previously, also rejected the appeals in which the Company challenged the requests for payment of outstanding balances of licence fees for the years 1995 and 1996-1997-1998, in the amount of approximately 46 million euros. TIM has appealed before the Council of State also against these judgements.

Formal Notice of Assessments against TIM S.p.A.

On 29 October 2015 the Guardia di Finanza concluded a tax investigation into TIM S.p.A., started in 2013, regarding the years 2007 to 2014. The formal notice of assessment (Processo Verbale di Costatazione, or PVC) contained two substantial findings. The first relates to the presumed non-debiting of royalties to the company’s indirect subsidiary Tim Brasil, for the use of the “TIM” brand. The second regards the alleged non-application of withholding tax on interest paid to subsidiary Telecom Italia Capital S.A.

In this regard, on the basis of the aforementioned formal notice of assessment, the Milan Revenues Agency in December 2015 served assessment notices on the company for the 2010 tax year, and in December 2016 it served assessment notices for the tax years 2007 and 2011.

While believing, on the basis of opinions issued by established professionals, that it has acted correctly in fulfilling all its tax obligations, the Company has attempted to come to an agreement with the Revenues Agency. Having failed to reach an agreement, the Company has set about challenging the verification notices for the 2010 tax year, while not excluding the possibility of coming to a judicial settlement with the Revenues Agency, with the object of closing the disputes in pre-litigation proceedings, for these and the other tax years.

Brazil - Opportunity Arbitration

In May 2012, TIM and Telecom Italia International N.V (now merged in Telecom Italia Finance) were served with a notice of arbitration proceedings brought by the Opportunity group, claiming compensation for damages allegedly suffered for presumed breach of a settlement agreement signed in 2005. Based on the claimant’s allegations, the damages relate to circumstances that emerged in the criminal proceedings pending before the Milan Court regarding, inter alia, unlawful activities undertaken by former employees of TIM.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

In September 2016 the ICC Court notified the parties of its judgement, based on which the Board of Arbitration rejected all the claims made by the Opportunity group and decided that the legal costs, administrative costs and costs for expert witnesses should be split between the parties.

Brazil – CAM JVCO Arbitration

In September 2015, JVCO Participações Ltda filed a request for arbitration before the Camara de Arbitragem do Mercado (CAM), based in Rio de Janeiro, against TIM, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A., claiming compensation for damages due to an alleged abuse of controlling power over Tim Participações. The following October, all the companies entered appearances and filed statements of defence, and Tim Participações, by way of a counter-claim, called for the conviction of JVCO for abuse of its position as minority shareholder.

A Board of Arbitration was subsequently established, and in May 2016 there was a preliminary hearing, at which the Terms of Reference were signed. After the hearing, the Board of Arbitration issued a procedural order accepting the Group’s request for a preliminary examination of the issue of whether JVCO were entitled to issue proceedings and establishing a provisional schedule for the arbitration. In June the parties exchanged claims and counterclaims, and in their defence TIM, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. contested the other party’ entitlement to bring proceedings and the legality of proceedings against Tim Participações, and disputed that there was any abuse of power. In the month of July, the parties filed their responses. On 19 October the Board of Arbitration issued a preliminary procedural order on the legitimacy of the proceedings brought by the parties, upholding the legality of JVCO bringing proceedings and the legality of proceedings being brought against Tim Participações, and fixing the timetable for subsequent replies by the parties. On 21 November and 19 December 2016 the parties filed further replies. On 31 January 2017, the Board of Arbitration issued a procedural order, ruling on trial questions, summarizing the principal disputed questions in the proceedings and making provision in relation to the preliminary investigation. The parties then stated the evidence they intend to submit in court. Subsequently the Board of Arbitration fixed the dates for the hearings.

B) OTHER INFORMATION

Mobile telephony - criminal proceedings

In March 2012 TIM was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from TIM.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming TIM’s total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including TIM) who had not asked for their situation to be settled with alternative procedures, on the grounds that “examination in a trial” was needed. In April 2016, at the end of the first part of the trial, the Public Prosecutor asked for TIM to be sentenced to pay an administrative fine of 900 thousand euros, but decided not to ask for confiscation of any of the presumed profits of the offences (quantified in the committal proceedings as totaling several million euros), based on the assumption that TIM had in any event remedied the presumed organizational inadequacies. While acknowledging the considerable redimensioning of the accusations, the Company has reiterated its total non-involvement in the facts at issue. In November 2016 the Court gave a verdict acquitting the Company on the grounds that there was no case to answer. All the individuals charged were also acquitted on various grounds.

Dispute concerning the license fees for 1998

TIM has issued civil proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) for compensation of the damage caused by the Italian State through appeal judgement no.7506/09 by the Council of State that, in the view of the Company, violates the principles of current European community law.

The main claim which the proceedings are founded on is based on community jurisprudence that recognizes the right to assert the responsibility of the State in relation to violation of rights recognized in community law and injured by a judgement that has become definitive, in respect of which no other remedy may be applied. The judgement of the Council of State definitively denied the right of TIM to restitution of the concession charge for 1998 (totaling 386 million euros for TIM and 143 million euros for Tim, plus interest), already denied by the Lazio regional administrative court despite the favorable and binding opinion of the European Court of Justice in February 2008 concerning the conflict between EC Directive 97/13 on general authorizations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case is subject to eligibility analysis by the Court, which declared the inadmissibility of TIM’s main claim (case for damages for manifest breach of community law pursuant to law 117/88). However, this decision was amended in favor of the Company on appeal. In March 2015 the Rome Court issued its judgement in the first instance, declaring the Company’s application inadmissible. TIM has appealed this decision and the judgement is pending in the closing arguments phase.

Vodafone (previously TELETU)

There is a pending litigation for compensation started by TIM with a summons dated February 2012 against the operator Teletu (now incorporated into Vodafone) for unlawful refusals regarding reactivation with TIM of the competitor’s customers. The claim was quantified as approximately 93 million euros.

C) COMMITMENTS AND GUARANTEES

Guarantees provided, totaling to 7,223 million euros, essentially refer to guarantee financing provided by TIM on behalf of Subsidiaries (of which 5,692 million euros relating to Telecom Italia Capital, 1,387 million euros to Telecom Italia Finance, 51 million euros to Olivetti, 37 million euros to Lan Med Nautilus, and 23 million euros to Telenergia).

Significant purchase commitments outstanding at December 31, 2016 for long-term contracts forming part of TIM S.p.A.‘s business operations, totaling around 1 billion euros, mainly relate to the commitments undertaken by the Company for supplies related to the operation of the telecommunications network.

Guarantees provided by third parties for the obligations of Group companies, amounting to 3,050 million euros, related to guarantees provided by banks and other financial institutions both for loans (2,401 million euros) and as guarantees of performance under outstanding contracts (649 million euros, of which 42 million euros thousand euros provided by Assicurazioni Generali).

The guarantees provided by third parties for TIM S.p.A. obligations include the surety issued in favor of the Ministry of Economic Development for 38 million euros, for the commitment made by the Company to build equipment networks with eco-sustainable characteristics. In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

A surety was also issued in October 2016 on behalf of Telecom Italia Sparkle, in favor of the Italian Revenue Agency - Lazio Regional Department, for 198 million euros, upon the outcome of the summary suspension order for the provisional execution of the ruling issued by the Provincial Tax Commission of Rome, which had rejected the Company’s appeal against the fines issued by the Italian Revenue Agency - Lazio Regional Department for a total amount of 280 million euros (see paragraph A) - Significant disputes). The guarantee has been issued in accordance with Article 68 of Italian Legislative Decree 546/1992 and gives the Italian Revenue Agency - Lazio Regional Department the right, with respect to the appeal lodged by the Company, to collect an amount equal to 2/3 of the original claim.

In 2016, a number of guarantees were issued in favor of INPS in support of the application – by some Group companies – of Article 4, paragraph 1, of Italian Law 92 of June 28, 2012 (“Fornero Law”) for the voluntary redundancy of employees meeting the requirements; the total amount of guarantees issued on behalf of Olivetti, HRS Services and Telecom Italia Sparkle was 7 million euros (of which 5 million euros for Olivetti, 1 million euros for HRS Services and 1 million euros for Telecom Italia Sparkle).

Main guarantees for loans at December 31, 2016

Details of the main guarantees received for EIB financing at December 31, 2016 are as follows:

Issuer

Amount (millions of euros)(1)
BBVA - Banco Bilbao Vizcaya Argentaria	368

SACE	368

Intesa Sanpaolo	220

Cassa Depositi e Prestiti	157

Barclays Bank	105

Ing	105

Commerzbank	58

Banco Santander	52

Bank of TOKYO Mitsubishi	52

Sumitomo Mitsui Banking	52

•

For the loans issued by the EIB for the Telecom Italia Broadband Digital Divide, TI Ricerca & Sviluppo Banda Larga, TI Rete Mobile a Banda Larga, and TI RDI for Broadband Services projects. The guarantees amounting to 52 million euros from Bank of Tokyo - Mitsubishi UFJ, to 157 million euros from BBVA - Banco Bilbao Vizcaya Argentaria, and to 105 million euros from Intesa Sanpaolo relate to the loan granted by the EIB for the Telecom Italia BROADBAND DIGITAL DIVIDE / B Project, repaid in advance in the amount of 300 million euros on December 27, 2016, and remain valid for

13 months after the repayment as provided in the agreement to protect against clawback risk. The guarantee of 105 million euros from Bank of Tokyo - Mitsubishi UFJ for the loan granted by the EIB for the Digital Divide/C project expired on April 22, 2016 and was replaced, as per the option granted to TIM, with another guarantor bank. The guarantee of 52 million euros from BBVA - Banco Bilbao Vizcaya Argentaria for the loan granted by the EIB for the Ricerca e Sviluppo Banda Larga/C Project expired on October 12, 2016 and was replaced, as per the option granted to TIM, with another guarantor bank.

NOTE 24

REVENUES

Revenues decreased 127 million euros compared to 2015 and were broken down as follows:

(millions of euros)	2016	2015
Equipment sales	1,026	829

Services	12,657	12,983

Revenues on construction contracts	(13)	(15)

Total	13,670	13,797

Revenues are presented gross of amounts due to other TLC operators (639 million euros), which are included in “Costs of services”.

NOTE 25

OTHER INCOME

This item decreased 11 million euros and was broken down as follows:

(millions of euros)	2016	2015
Late payment fees charged for telephone services	50	49

Release of provisions and other payable items	37	68

Recovery of employee benefit expenses, purchases and services rendered	22	25

Capital and operating grants	28	32

Damage compensation, penalties and sundry recoveries	22	24

Other income	82	54

Total	241	252

TIM S.p.A. Separate Financial Statements	Note 24 Revenues	399

NOTE 26

ACQUISITION OF GOOD AND SERVICES

Acquisition of good and services decreased 335 million euros compared to 2015 and were broken down as follows:

(millions of euros)			2016	2015
Acquisition of raw materials and merchandise	(a	)	1,259	1,208

Costs of services
Revenues due to other TLC operators			638	690

Interconnection costs			30	32

Commissions, sales commissions and other selling expenses			478	476

Advertising and promotion expenses			177	267

Professional and consulting services			83	182

Utilities			367	392

Maintenance			184	218

Outsourcing costs for other services			458	469

Mailing and delivery expenses for telephone bills, directories and other materials to customers			69	60

Distribution and logistics			5	7

Travel and lodging costs			21	36

Insurance			32	35

Other service expenses			385	474

	(b	)	2,927	3,338

Lease and rental costs
Rent and leases			564	553

TLC circuit lease rents and rents for use of satellite systems			92	95

Other lease and rental costs			209	192

	(c	)	865	840

Total	(a+b+c	)	5,051	5,386

TIM S.p.A. Separate Financial Statements	Note 26 Acquisition of goods and services	400

NOTE 27

EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses decreased by 239 million euros compared to 2015 and were broken down as follows:

(millions of euros)			2016	2015
Ordinary employee expenses
Wages and salaries			1,730	1,728

Social security expenses			648	641

Employee severance indemnities			—	1

Other employee benefits			(2)	(32)

	(a	)	2,376	2,338

Costs and provisions for temp work	(b	)	—	—

Miscellaneous expenses for personnel and other labor-related services rendered
Charges for termination benefit incentives			9	9

Corporate restructuring expenses			128	415

Other			17	7

	(c	)	154	431

Total	(a+b+c	)	2,530	2,769

The already mentioned merger of the company Telecom Italia Information Technology into TIM S.p.A. had the following impacts on the main items:

(millions of euros)	TIM S.p.A. pre-merger	Impact of TI Information Technology merger	TIM S.p.A. post-merger
Ordinary employee expenses	2,168	208	2,376

Costs and provisions for temp work	—	—	—

Miscellaneous expenses for personnel and other labor-related services rendered	116	38	154

of which Corporate restructuring expenses	92	36	128

Total	2,284	246	2,530

The item “Miscellaneous expenses for personnel and other labor-related services rendered” principally includes the impact of the agreements signed in 2015 and 2016 by TIM S.p.A. and former Telecom Italia Information Technology with the Trade Unions, as part of the process of dialog between the parties, aimed at the identification of instruments for reducing redundancies due to the Group’s organizational simplification and streamlining processes. In detail:

•	TIM S.p.A. recognized overall non-recurring expenses of 94 million euros; of these, 75 million euros relate to the start of the managerial restructuring plan linked to the ongoing revision of the company organizational structures (Agreements of June 19, 2015 and July 25, 2016), consisting of the application to executives of Article 4, paragraphs 1-7ter, of Italian Law No. 92 of June 28, 2012, the “Fornero Law” (33 million euros), and forms of compensation related to the termination of the employment relationship (42 million euros). additional 17 million euros were allocated following the update of the outflow forecasts relating to the application of Article 4, paragraphs 1-7ter, of Italian Law No. 92 of June 28, 2012, the “Fornero Law”, to non-executives in accordance with the agreement of October 27, 2015;

TIM S.p.A. Separate Financial Statements	Note 27 Employee benefits expenses	401

•	on May 3, 2016 and September 6, 2016, Telecom Italia Information Technology signed agreements mainly for the application of Article 4, paragraphs 1-7ter, of Italian Law 92 of June 28, 2012, “Fornero Law”, to executive and non-executive personnel and forms of indemnity for employment termination for executives (36 million euros).

The item “Other” principally includes the remuneration of the Special Award incentive plan, approved by the Shareholders’ Meeting of May 25, 2016, in favor of the Chief Executive Officer and other managers identified by him. For further details see the description provided in the Note “Equity compensation plans”.

The average salaried workforce (including 3,223 employees of the absorbed company Telecom Italia Information Technology) was 43,122 at December 31, 2016 (42,109 at December 31, 2015). A breakdown by category is as follows:

(number)	2016	2015
Executives	686	682

Middle Management	3,667	3,134

White collars	38,769	38,293

Blue collars	—	—

Employees on payroll	43,122	42,109

Employees with temp work contracts	—	—

Total headcount	43,122	42,109

Employees in service at December 31, 2016 (including 3,234 employees from the absorbed company Telecom Italia Information Technology) numbered 45,907 (44,171 at December 31, 2015), with an increase of 1,736 employees.

TIM S.p.A. Separate Financial Statements	Note 27 Employee benefits expenses	402

NOTE 28

OTHER OPERATING EXPENSES

Other operating expenses decreased by 443 million euros compared to 2015 and were broken down as follows:

(millions of euros)	2016	2015
Write-downs and expenses in connection with credit management	260	266

Provision charges	50	234

TLC operating fees and charges	47	56

Indirect duties and taxes	63	71

Penalties, settlement compensation and administrative fines	44	292

Association dues and fees, donations, scholarships and traineeships	15	14

Sundry expenses	38	27

Total	517	960

of which, included in the supplementary disclosure on financial instruments	260	266

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

NOTE 29

CHANGE IN INVENTORIES

The change in inventories totaled 8 million euros (14 million euros at December 31, 2015) and was mainly attributable to a sharper increase in purchases in the period compared to consumption. The amount takes into account the write-downs made to adjust the value of fixed and mobile devices to estimated realizable value of 2 million euros.

NOTE 30

INTERNALLY GENERATED ASSETS

Internally generated assets amounted to 483 million euros, up 165 million euros on 2015. The change is largely attributable to the aforementioned merger of Telecom Italia Information Technology in TIM S.p.A., which resulted in the recognition as internally generated assets, in the amount of 173 million euros, of the labor cost incurred by the merged company in 2016 to build assets commissioned by the absorbing entity.

Internally generated assets in 2016 consisted of:

(4)	cost of labor of 474 million euros;

(5)	amortization of 3 million euros;

(6)	other external costs of 6 million euros.

They included 254 million euros under the item “tangible assets owned”, design, construction and testing of network installations, and 229 million euros under the item “intangible assets with a finite useful life”, mainly concerning engineering, design and deployment of network solutions, applications and innovative services.

TIM S.p.A. Separate Financial Statements	Note 28 Other operating expenses	403

NOTE 31

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased by 78 million euros compared to 2015 and were broken down as follows:

(millions of euros)			2016	2015
Amortization of intangible assets with a finite useful life
Industrial patents and intellectual property rights			902	951

Concessions, licenses, trademarks and similar rights			280	259

Other intangible assets			75	122

	(a	)	1,257	1,332

Depreciation of tangible assets owned
Buildings (civil and industrial)			29	33

Plant and equipment			1,623	1,509

Manufacturing and distribution equipment			15	14

Other			85	86

	(b	)	1,752	1,642

Depreciation of tangible assets held under finance leases
Buildings (civil and industrial)			136	106

Other			16	3

	(c	)	152	109

Total	(a+b+c	)	3,161	3,083

Further details are provided in the Notes “Other intangible assets” and “Tangible assets (owned and under finance leases)”.

NOTE 32

GAINS/(LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

This item decreased by 11 million euros compared to 2015 and was broken down as follows:

(millions of euros)			2016	2015
Gains on disposals of non-current assets
Gains on the retirement/disposal of intangible and tangible assets			5	12

	(a	)	5	12

Losses on disposals of non-current assets
Losses on the retirement/disposal of intangible and tangible assets			11	7

	(b	)	11	7

Total	(a-b	)	(6)	5

TIM S.p.A. Separate Financial Statements	Note 31 Depreciation and ammortization	404

NOTE 33

IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

Net impairment losses on non-current assets, amounting to 3 million euros (nil in 2015), are due to impairment losses of 2 million euros resulting from the revised value of land in Treviso to align it with the appraised value and to plant inventory write-downs for 1 million euros.

NOTE 34

INCOME/(EXPENSE) FROM INVESTMENTS

Details are as follows:

(millions of euros)	2016	2015
Dividends	54	2,014

Net gains on disposals of investments	—	328

Impairment losses on financial assets	(42)	(2,474)

Total	12	(132)

of which, included in the supplementary disclosure on financial instruments	7	13

In particular, the following is noted:

•	dividends mainly refer to the subsidiaries Inwit (34 million euros), Persidera (7 million euros), Telecontact (5 million euros) and to the company Emittenti Titoli (6 million euros); in 2015, they mainly referred to the subsidiaries Telecom Italia International (2,000 million euros), Persidera (7 million euros) and Tierra Argentea (in liquidation) (3 million euros);

•	the impairment losses mainly refer to the write-down of the investment in the associate Alfiere (23 million euros) and the subsidiary Olivetti (18 million euros); the impairment losses for 2015 referred to the write-downs of the investments in the subsidiaries Telecom Italia International (2,369 million euros), Persidera (55 million euros), Olivetti (25 million euros), TI Information Technology (22 million euros) and Tierra Argentea (2 million euros).

TIM S.p.A. Separate Financial Statements	Note 33 Depreciation and ammortization	405

NOTE 35

FINANCE INCOME AND FINANCE EXPENSES

FINANCE INCOME

Finance income decreased by 164 million euros compared to 2015. The breakdown is as follows:

(millions of euros)			2016	2015
Interest income and other finance income
Income from financial receivables, recorded in Non-current assets				—

Income from financial receivables from subsidiaries, recorded in Non-current assets			—	—

Income from financial receivables from associates, recorded in Non-current assets			—	—

Income from securities other than investments, recorded in Current assets			43	48

Income other than the above:

Interest income			2	7

Interest income from subsidiaries			3	2

Interest income from associates			—	—

Exchange gains			52	63

Income from fair value hedge derivatives			65	71

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			304	544

Income from non-hedging derivatives			430	460

Miscellaneous finance income			14	78

	(a	)	913	1,273

Positive fair value adjustments to:
Fair value hedge derivatives			50	88

Underlying financial assets and liabilities of fair value hedge derivatives			174	39

Non-hedging derivatives			820	721

	(b	)	1,044	848

Total	(c)=(a+b	)	1,957	2,121

of which, included in the supplementary disclosure on financial instruments			1,300	1,244

TIM S.p.A. Separate Financial Statements	Note 35 Finance income and finance expenses	406

FINANCE EXPENSES

Finance expenses decreased by 1,762 million euros compared to 2015. The breakdown is as follows:

(millions of euros)			2016	2015
Interest expenses and miscellaneous finance expenses
Interest expenses and other costs relating to bonds			725	1,157

Interest expenses relating to subsidiaries			319	366

Interest expenses relating to associates			—	5

Interest expenses to banks			62	73

Interest expenses to others			152	153

Commissions			76	124

Exchange losses			51	71

Charges from fair value hedge derivatives			1	29

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			414	632

Charges from non-hedging derivatives			430	459

Miscellaneous finance expenses			109	167

	(a	)	2,339	3,236

Negative fair value adjustments to:
Fair value hedge derivatives			178	57

Underlying financial assets and liabilities of fair value hedge derivatives			45	79

Non-hedging derivatives			222	1,174

	(b	)	445	1,310

Total	(c)=(a+b	)	2,784	4,546

of which, included in the supplementary disclosure on financial instruments			1,850	3,438

TIM S.p.A. Separate Financial Statements	Note 35 Finance income and finance expenses	407

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)			2016	2015
Exchange gains			52	63

Exchange losses			(51)	(71)

Net exchange gains and losses			1	(8)

Income from fair value hedge derivatives			65	71

Charges from fair value hedge derivatives			(1)	(29)

Net result from fair value hedge derivatives	(a	)	64	42

Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			304	544

Negative effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			(414)	(632)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	(b	)	(110)	(88)

Income from non-hedging derivatives			430	460

Charges from non-hedging derivatives			(430)	(459)

Net result from non-hedging derivatives	(c	)	—	1

Net result from derivatives	(a+b+c	)	(46)	(45)

Positive fair value adjustments to fair value hedge derivatives			50	88

Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			(45)	(79)

Net fair value adjustments	(d	)	5	9

Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			174	39

Negative fair value adjustments to fair value hedge derivatives			(178)	(57)

Net fair value adjustments	(e	)	(4)	(18)

Net fair value adjustments to fair value hedge derivatives and underlyings	(d+e	)	1	(9)

Positive fair value to non-hedging derivatives	(f	)	820	721

Negative fair value adjustments to non-hedging derivatives	(g	)	(222)	(1,174)

Net fair value adjustments to non-hedging derivatives	(f+g	)	598	(453)

TIM S.p.A. Separate Financial Statements	Note 35 Finance income and finance expenses	408

NOTE 36

RELATED PARTY TRANSACTIONS

The following tables show the balances relating to transactions with related parties and the impact of those amounts on the separate income statement, statement of financial position and statement of cash flows of TIM S.p.A..

The procedure adopted by the Company for the management of related party transactions expressly applies “also to the participants in significant shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance that govern the candidature to the office of Board Director of the Company, when the majority of the Directors appointed are drawn from the resulting list submitted”. Accordingly, since the majority of the members of the Board of Directors of TIM in office (appointed by the Ordinary Shareholders’ Meeting of April 16, 2014 and subsequently supplemented by the Ordinary Shareholders’ Meeting of December 15, 2015) were drawn from the list submitted then by the shareholder Telco, whose shareholders (Generali group, Mediobanca S.P.A., Intesa Sanpaolo S.p.A. and Telefonica S.A.) were bound at the time by a significant shareholder agreement pursuant to Article 122 of Italian Legislative Decree 58/1998, the participants in that shareholder agreement and the companies controlled by them continue to be considered as related parties of TIM (even though that shareholder agreement has been terminated in the meantime).

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to the above-mentioned internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.

On November 13, 2013, the TIM Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group; as a result, from the 2013 Separate financial statements, the investment has been classified as Discontinued Operations. On March 8, 2016, the sale was completed of the remaining 51% of the Sofora – Telecom Argentina group.

For an analysis of transactions with subsidiaries and associates of TIM S.p.A. please refer to the Note “Investments”.

TIM S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	409

The effects on the individual line items of the separate income statements for the years 2016 and 2015 are as follows:

SEPARATE INCOME STATEMENT LINE ITEMS 2016

		Related Parties
(millions of euros)	Total (a)	Subsidiaries	Associates, joint ventures and companies controlled by associates	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	13,670	325	10	125	—	—	460	3.4

Other income	241	17	—	1	—	—	18	7.5

Acquisition of goods and services	5,051	1,056	18	44	—	—	1,118	22.1

Employee benefits expenses	2,530	1	—	2	75	34	112	4.4

Other operating expenses	517	—	—	1	—	—	1	0.2

Income (expenses) from investments	12	46	1	—	—	—	47

Finance income	1,957	910	—	114	—	—	1,024	52.3

Finance expenses	2,784	792	—	132	—	—	924	33.2

Profit (loss) from Discontinued operations/Non-current assets held for sale	340	—	—	—	—	—	—

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE INCOME STATEMENT LINE ITEMS 2015

		Related Parties
(millions of euros)	Total (a)	Subsidiaries	Associates, joint ventures and companies controlled by associates	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	13,797	307	6	148	—	—	461	3.3

Other income	252	20	—	—	—	—	20	7.9

Acquisition of goods and services	5,386	1,101	24	44	—	—	1,169	21.7

Employee benefits expenses	2,769	1	—	3	71	13	88	3.2

Other operating expenses	960	—	—	1	—	—	1	0.1

Income (expenses) from investments	(132)	2,010	—	18	—	—	2,028

Finance income	2,121	372	—	269	—	—	641	30.2

Finance expenses	4,546	1,989	5	87	—	—	2,081	45.8

Profit (loss) from Discontinued operations/Non-current assets held for sale	9	9	—	—	—	—	9	100.0

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TIM S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	410

The effects on the line items of the statements of financial position at December 31, 2016 and at December 31, 2015 are as follows:

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT DECEMBER 31, 2016

		Related Parties
(millions of euros)	Total	Subsidiaries	Associates, joint ventures and companies controlled by associates	Other related parties (*)	Pension funds	Total related parties	% of financial statement item
NET FINANCIAL DEBT
Non-current financial assets	2,147	205	12	449	—	666	31.0

Securities other than investments (current assets)	842	584	—	—	—	584	69.4

Financial receivables and other current financial assets	352	20	—	21	—	41	11.6

Cash and cash equivalents	1,230	294	—	135	—	429	34.9

Current financial assets	2,424	898	—	156	—	1,054	43.5

Non-current financial liabilities	28,958	7,478	—	818	—	8,296	28.6

Current financial liabilities	4,810	1,606	—	107	—	1,713	35.6

Total net financial debt	29,197	7,981	(12)	320	—	8,289	28.4

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	1,503	74	—	—	—	74	4.9

Trade and miscellaneous receivables and other current assets	3,925	244	9	83	—	336	8.6

Miscellaneous payables and other non-current liabilities	1,077	46	—	1	—	47	4.4

Trade and miscellaneous payables and other current liabilities	5,465	221	30	167	23	441	8.1

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TIM S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	411

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT DECEMBER 31, 2015

		Related Parties
(millions of euros)	Total	Subsidiaries	Associates, joint ventures and companies controlled by associates	Other related parties (*)	Pension funds	Total related parties	% of financial statement item
NET FINANCIAL DEBT
Non-current financial assets	2,377	212	7	483	—	702	29.5

Securities other than investments (current assets)	830	568	—	—	—	568	68.4

Financial receivables and other current financial assets	202	23	—	15	—	38	18.8

Cash and cash equivalents	916	152	—	35	—	187	20.4

Current financial assets	1,948	743	—	50	—	793	40.7

Non-current financial liabilities	30,743	9,142	—	819	—	9,961	32.4

Current financial liabilities	5,637	2,442	—	152	—	2,594	46.0

Total net financial debt	32,055	10,629	(7)	438	—	11,060	34.5

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	1,283	61	—	—	—	61	4.8

Trade and miscellaneous receivables and other current assets	3,663	226	2	93	—	321	8.8

Miscellaneous payables and other non-current liabilities	920	21	—	—	—	21	2.3

Trade and miscellaneous payables and other current liabilities	5,656	526	8	128	22	684	12.1

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TIM S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	412

The effects on the individual line items of the statements of cash flows for the years 2016 and 2015 are as follows:

STATEMENT OF CASH FLOWS LINE ITEMS 2016

		Related Parties
(millions of euros)	Total	Subsidiaries	Associates, joint ventures and companies controlled by associates	Other related parties (*)	Pension funds	Total related parties	% of financial statement item
Purchase of intangible and tangible assets on an accrual basis	3,592	24	127	—	—	151	4.2

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

STATEMENT OF CASH FLOWS LINE ITEMS 2015

		Related Parties
(millions of euros)	Total	Subsidiaries	Associates, joint ventures and companies controlled by associates	Other related parties (*)	Pension funds	Total related parties	% of financial statement item
Purchase of intangible and tangible assets on an accrual basis	4,831	517	117	—	—	634	13.1

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TIM S.p.A. Separate Financial Statements	Note 36 Related Party Transactions	413

TRANSACTIONS WITH SUBSIDIARIES

During the year, several mergers took place between TIM S.p.A. and its subsidiaries, details of which are provided in the Note “Investments”. In those cases, the entries for 2015 relating to the companies merged into TIM have been shown in the tables below under the item “Other minor companies”.

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2016	2015	Type of contract
Revenues
4G Retail	87	85	Supply of products for sale to the public, voice and data transmission services for company use, lease of properties
Flash Fiber S.r.l.	44	—	Construction of the horizontal secondary network in FTTH mode following the joint investment arrangement of July 28, 2016 agreed between TIM and Fastweb
Tim Participações group	11	11	Roaming and technical assistance services, assistance and license provision as part of network operations, information technology, marketing & sales
H.R. Services	4	3	Human resources assistance and consulting service, user licenses for software products and rent of hardware equipment, leases of properties and facility management services, telephone services, and administrative outsourcing
INWIT S.p.A.	32	26	Voice and data transmission services for company use, licenses, SAP system maintenance and assistance, audio-video conference and desktop management services and products, IRU assignments of Dark Optic Fiber, Easy IP ADSL service, property rental income, and revenues from contract work for BTS maintenance
Olivetti S.p.A.	52	3	Telephone services, MPLS and on fiber connection services for the national data network, outsourced data and IT services for Data Centers, property leasing, services and infrastructure relating to the supply of data transmission connections for Central and Local Government under the public connectivity system convention and provision of outsourced services following the merger of Telecom Italia Digital Solutions S.p.A. into Olivetti S.p.A., and feasibility study and integration of the Jasper M2M platform into the Telecom Italia Core Mobile Network
Telecom Italia Digital Solutions S.p.A.	—	48	In 2015, services and infrastructures relating to the supply of data transmission connections for the Public Administration, rendering of outsourcing services, telephone services . In 2016 this company was merged into Olivetti S.p.A.
Persidera S.p.A.	5	6	Sale of network infrastructures for carrying TV signals, access to the Internet via the IPG@TE service, national and international data services with outsourced assistance, voice services, administrative outsourcing
Telecom Italia S.Marino S.p.A.	3	2	Connection and telecommunications services, in particular for the sale of data (bitstream) services, dark fiber contract, local loop unbundling
Telecom Italia Sparkle S.p.A.	75	71	Voice and data transmission services, services relating to the interconnection between Telecom Italia Sparkle and TIM communications networks with particular reference to accesses and international traffic, sale of IRU dark fiber, property leasing
Telecom Italia Trust Technologies S.r.l.	2	1	Telephone services, Desktop Management and Data Center ICT services
Telecontact S.p.A.	3	3	Lease of properties and facility management services, supply of fixed and mobile network and IP connectivity telecommunications products and services, administrative outsourcing

(millions of euros)	2016	2015	Type of contract
Telefonia Mobile Sammarinese S.p.A.	1	1	Mobile telephone and equipment sale services
Telenergia S.p.A.	1	1	Outsourcing for company business, administrative outsourcing
TN Fiber S.r.l.	4	—	Design and construction of NGAN FTTCab network in the town of Trento and associated maintenance services
Other minor companies	1	46	The amount shown in 2015 also includes the companies that were merged into TIM S.p.A. in 2016, in addition to the other minor companies
Total revenues	325	307
Other income	17	20	Recovery of costs of personnel on secondment, reimbursement of costs of services, compensation for board positions, other income

(millions of euros)	2016	2015	Type of contract
Acquisition of goods and services
4G Retail	110	105	Supply of services for acquisition of new customers, information activities and post-sales assistance for TIM customers, activities for the promotion of TIM’s image and distinctive brands through point-of-sale windows
A.C.C. S.r.l.	10	9	Call center and back office services, customer care services, outbound telephone services, cloud computing services for the Nuvola Italiana cloud
Alfabook S.r.l.	1	—	Enhancement developments for the TimReading store and corrective maintenance services, and operational management of TimReading back office, supply, installation and ICT solutions services for schools
Tim Participações group	—	1	Roaming services
H.R. Services	43	44	Administration of personnel employed by TIM, training of TIM personnel, welfare services, and ASSILT and CRALT
INWIT S.p.A.	292	218	Supply of services for BTS sites, monitoring and security services, management and maintenance services
Telecom Italia Trust Technologies	11	8	Certification Authority service for TIM and within the TIM customer offering, design, development and testing of new applications and progressive maintenance of existing systems, provision of digital identity services
Olivetti Multiservices	4	4	Lease of properties

Olivetti S.p.A.	29	24	Supply, installation and support for applications for document management, provision of customized services within the TIM offers for end customers, purchase of computer services, ICT product installation costs, after-sales service for the TIM offers for end customers, processing, support, and dispatching services for information flows associated with recovery of receivables and electronic storage of documents in accordance with law, management services for Prepaid and Subscription Agreements for fixed and mobile telephone customers respectively for electronic and paper archiving, management services for customer contracts supporting the TIM CDA Line, back office services under the “Postino Intelligente” project aimed at the remote marketing of the mobile offering, design and development of the Marketplace, the API Management platform, the Decoupling module, the Identity Management platform, the Business Logic platform, and the Advanced Back office platform under the TIM Open Project, development and implementation of services and new activities for TIM Open and Nuvola Store, ICT developments, and supply and management of Cloud Services. In 2016 the company Telecom Italia Digital Solutions S.p.A. was merged into Olivetti S.p.A.

(millions of euros)	2016	2015	Type of contract
Telecom Italia Digital Solutions S.p.A.	—	17	In 2015, acquisition of call center services and customized services within the offering to the Public Administration; within the EXPO project: acquisition of design, implementation and management services for the digital presence of EXPO 2015, design and construction of the Digital Edutainment platform to install in interactive Totems; within the ‘EXPO Tablet’ project: operations services for the design and development of the application components necessary to provide the service and to develop and manage the TIM4EXPO app; management of the TIM “Main Power” technological platform under the contract for the development, management and commercialization of Machine-to-Machine services and the Internet of Things; remote reading and remote management services for gas meters within the offering to TIM end customers; supply and management of cloud services, management of technical caring for TIM customers in the Nuvola Store marketplace, maintenance, integration and development of specific projects on the Parallel/Odins platform, development and supply of APS Light services, development and implementation of ICT engines . In 2016 Telecom Italia Digital Solutions S.p.A. was merged into Olivetti S.p.A.
Telecom Italia Sparkle S.p.A.	193	231	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease
Telecontact S.p.A.	64	65	Customer Care services for TIM and for the Public Administration under the TIM offering
Telenergia S.p.A.	295	326	Power services
TIM Real Estate S.r.l.	4	1	Property leasing
Other minor companies	—	48	The amount shown in 2015 also includes the companies that were merged into TIM S.p.A. in 2016, in addition to the other minor companies
Total acquisition of goods and services	1,056	1,101
Employee benefits expenses	1	1	Employee benefits expenses
Other operating expenses	—	—
Income (expenses) from investments
INWIT S.p.A.	34	—	Dividends
Telecom Italia International	—	2,000	In 2016 this company was merged into TI Finance. The figure for 2015 relates to dividends
Persidera	6	7	Dividends
Telecontact S.p.A.	5	—	Dividends
Other minor companies	1	3
Total income (expenses) from investments	46	2,010

(millions of euros)	2016	2015	Type of contract
Finance income
Olivetti S.p.A.	1	1	Interest income on financial receivables, financial commission income
Telecom Italia Capital S.A.	298	260	Income from securities, income from derivatives, and financial commission income
Telecom Italia Finance S.A.	607	109	Income from securities, income from derivatives, and financial commission income
Telenergia S.p.A.	1	—	Interest income on financial receivables, financial commission income
TIM Real Estate S.r.l.	3	—	Interest income on financial receivables, financial commission income
Other minor companies	—	2
Total finance income	910	372
Finance expenses
Telecom Italia Capital S.A.	587	1,240	Interest on financial payables, charges on derivatives
Telecom Italia Finance S.A.	199	749	Interest on financial payables, charges on derivatives, financial commissions payables
TIM Real Estate S.r.l.	6	—	Interest expenses
Total finance expenses	792	1,989

(millions of euros)	2016	2015	Type of contract
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	9	In 2015 the amount related to the Sofora dividend. The remaining investment in Sofora was sold in March 2016.

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2016	12/31/2015	Type of contract
Net financial debt
Non-current financial assets
Telecom Italia Finance S.A.	204	211	Derivatives
Other minor companies	1	1
Total non-current financial assets	205	212
Securities other than investments (current assets)	584	568	Securities held in portfolio by TIM S.p.A., as a result of the buyback offer on bonds of Telecom Italia Capital
Financial receivables and other current financial assets
Telecom Italia Capital S.A.	12	13	Derivatives
Telecom Italia Digital Solutions S.p.A.	—	6	Loans
Telecom Italia Finance S.A.	8	3	Derivatives
Other minor companies	—	1
Total financial receivables and other current financial assets	20	23
Cash and cash equivalents			Treasury current account transactions
Alfabook S.r.l.	1	1
Olivetti S.p.A.	39	1
Persidera S.p.A.	4	—
TIM Real Estate S.r.l.	250	150	Loan, treasury current account
Total Cash and cash equivalents	294	152
Non-current financial liabilities
Olivetti S.p.A.	2	3	Payables for finance leases of photocopiers
Telecom Italia Capital S.A.	6,003	6,009	Hedging derivatives and financial payables
Telecom Italia Finance S.A.	1,435	3,104	Hedging derivatives and financial payables
TIM Real Estate S.r.l.	38	25	Payables for finance leases
Other minor companies	—	1
Total Non-current financial liabilities	7,478	9,142

(millions of euros)	12/31/2016	12/31/2015	Type of contract
Current financial liabilities
H.R. Services	8	7	Payables for current account transactions
INWIT S.p.A.	10	8	Payables for current account transactions
Telecom Italia Trust Technologies	2	6	Payables for current account transactions, financial payables
Olivetti Multiservices	26	24	Payables for current account transactions, financial payables
Olivetti S.p.A.	1	1	Payables for finance leases of photocopiers
Persidera S.p.A.	—	5	Payables for current account transactions
Telecom Italia Digital Solutions S.p.A.	—	2	Payables for current account transactions In 2016 this company was merged into Olivetti S.p.A.
Telecom Italia Capital S.A.	224	209	Financial payables, derivatives
Telecom Italia Finance S.A.	1,001	1,717	Financial payables, derivatives
Telecom Italia Sparkle S.p.A.	255	276	Payables for current account transactions and financial payables
Telecom Italia Ventures	1	1	Payables for current account transactions
Telecontact S.p.A.	18	20	Payables for current account transactions
Telenergia S.p.A.	22	31	Payables for current account transactions
Telsy	8	9	Payables for current account transactions
TIM Real Estate S.r.l.	12	4	Payables for finance leases and current account transactions
TIM Tank S.r.l.	3	1	Payables for current account transactions
TN Fiber S.r.l.	14	7	Payables for current account transactions
Other minor companies	1	114	The amount shown in 2015 also includes the companies that were merged into TIM S.p.A. in 2016, in addition to the other minor companies
Total Current financial liabilities	1,606	2,442
Other statement of financial position line items
Miscellaneous receivables and other non-current assets	74	61	Mainly referring to prepaid expenses with Telecontact (customer care services) and 4G Retail (new activations), tax consolidation receivables

(millions of euros)	12/31/2016	12/31/2015	Type of contract
Trade and miscellaneous receivables and other current assets
4G Retail	38	41	Supply of products for sale to the public, voice and data transmission services for company use, lease of properties, tax consolidation receivables
Flash Fiber S.r.l.	52	—	Construction of the horizontal secondary network in FTTH mode following the joint investment arrangement of July 28, 2016 between TIM and Fastweb
Tim Participações group	5	6	Roaming and technical assistance services, assistance and license provision as part of network operations, information technology, marketing & sales
H.R. Services	3	2	Human resources assistance and consulting service, user licenses for software products and rent of hardware equipment, leases of properties and facility management services, telephone services, and administrative outsourcing
INWIT S.p.A.	41	36	Voice and data transmission services for company use, licenses, SAP system maintenance and assistance, services and products of audio-video conference and desktop management services and products, sales under IRU of Dark Optic Fiber, Easy IP ADSL service, property rental income, revenues from contract work for BTS maintenance, tax consolidation receivables
Olivetti S.p.A.	27	6	Telephone services, Servizi di fonia, MPLS and on fiber services for the national data network, outsourced data and IT services in Data Centers, property leasing, services and infrastructures relating to the supply of data transmission connections for Central and Local Government under public connectivity system convention and provision of outsourced services following the merger of Telecom Italia Digital Solutions S.p.A. into Olivetti S.p.A., feasibility and integration study for the Jasper M2M platform with the Telecom Italia Core Mobile Network, tax consolidation receivables
Telecom Italia Digital Solutions S.p.A.	—	38	In 2015, services and infrastructures relating to the supply of data transmission connections for the Public Administration, rendering of outsourcing services, telephone services . In 2016 this company was merged into Olivetti S.p.A.
Telecom Italia Trust Technologies	2	2	Telephone services, Desktop Management and Data Center ICT services, tax consolidation receivables
Persidera S.p.A.	3	9	Sale of network infrastructures for carrying TV signals, access to the Internet via the IPG@TE service, national and international data services with outsourced assistance, voice services, administrative outsourcing, tax consolidation receivables
Telecom Italia S.Marino S.p.A.	2	1	Connection and telecommunications services, in particular for the sale of data (bitstream) services, dark fiber contract, local loop unbundling
Telecom Italia Sparkle S.p.A.	46	36	Voice and data transmission services, services relating to the interconnection between Telecom Italia Sparkle and TIM communications networks with particular reference to accesses and international traffic, sale of IRU dark fiber, property leasing, tax consolidation receivables
Telecontact S.p.A.	13	12	Lease of properties and facility management services, supply of fixed and mobile network and IP connectivity telecommunications products and services, administrative outsourcing, tax consolidation receivables
Telenergia S.p.A.	4	6	Outsourcing for company business, administrative outsourcing, tax consolidation receivables
TN Fiber S.r.l.	3	—	Design and construction of NGAN FTTCab network in the town of Trento and associated maintenance services
Other minor companies	5	31	The amount shown in 2015 also includes the companies that were merged into TIM S.p.A. in 2016, in addition to the other minor companies
Total trade and miscellaneous receivables and other current assets	244	226

(millions of euros)	12/31/2016	12/31/2015	Type of contract
Miscellaneous payables and other non-current liabilities
Olivetti S.p.A.	12	10	Tax consolidation payables
Persidera S.p.A.	—	2	Tax consolidation payables
Telecom Italia S.Marino S.p.A.	1	—	Deferred income
Telecom Italia Sparkle S.p.A.	29	—	Deferred income
Telenergia S.p.A.	2	—	Tax consolidation payables
TN Fiber S.r.l.	1	1	Tax consolidation payables
Other minor companies	1	8	The amount shown in 2015 also includes the companies that were merged into TIM S.p.A. in 2016, in addition to the other minor companies
Total miscellaneous payables and other non-current liabilities	46	21
Trade and miscellaneous payables and other current liabilities
4G Retail	23	24	Supply of services for acquisition of new customers, information activities and post-sales assistance for TIM customers, activities for the promotion of TIM’s image and distinctive brands through point-of-sale windows, tax consolidation payables
A.C.C. S.r.l.	2	2	Call center and back office services, customer care services, outbound telephone services, cloud computing services for the Nuvola Italiana cloud, tax consolidation payables
H.R. Services	11	13	Administration of personnel employed by TIM, training of TIM personnel, welfare services, and ASSILT and CRALT
Flash Fiber S.r.l.	3	—	Prepayment for construction contracts, miscellaneous
INWIT S.p.A.	3	3	Supply of services for BTS sites, monitoring and security services, management and maintenance services
Telecom Italia Trust Technologies	11	6	Certification Authority service for TIM and within the TIM customer offering, design, development and testing of new applications and progressive maintenance of existing systems, provision of digital identity services
Olivetti S.p.A.	39	33	Supply, installation and support for applications for document management, provision of customized services as part of TIM offers for end customers, purchase of computer services, ICT product installation costs, after-sales service under the TIM offers for end customers, processing, support, dispatching services for information flows associated with recovery of receivables and electronic storage of documents in accordance with law, management services for Prepaid and Subscription Agreements for fixed and mobile telephone customers respectively for electronic and paper archiving, management services for customer contracts supporting the TIM CDA Line, back office services under the “Postino Intelligente” project aimed at the remote marketing of the mobile offering, design and development of the Marketplace, the API Management platform, the Decoupling module, the Identity Management platform, the Business Logic platform, the Advanced Back office platform under the TIM Open Project, development and implementation of services and new activities for TIM Open and Nuvola Store, ICT developments, supply management and Cloud Services, tax consolidation payables. In 2016 the company Telecom Italia Digital Solutions S.p.A. was merged into Olivetti S.p.A.
Persidera S.p.A.	5	2	Tax consolidation payables and deferred income for advance payments (IRU)

(millions of euros)	12/31/2016	12/31/2015	Type of contract
Telecom Italia Digital Solutions S.p.A.	—	20	In 2015, acquisition of call center services and customized services within the offering to the Public Administration; within the EXPO project: acquisition of design, implementation and management services for the digital presence of EXPO 2015, design and construction of the Digital Edutainment platform to install in interactive Totems; within the ‘EXPO Tablet’ project: operations services for the design and development of the application components necessary to provide the service and to develop and manage the TIM4EXPO app; management of the TIM “Main Power” technological platform under the contract for the development, management and commercialization of Machine-to-Machine services and the Internet of Things; remote reading and remote management services for gas meters within the offering to TIM end customers; supply and management of cloud services, management of technical caring for TIM customers in the Nuvola Store marketplace, maintenance, integration and development of specific projects on the Parallel/Odins platform, development and supply of APS Light services, development and implementation of ICT engines Tax consolidation payables. In 2016 Telecom Italia Digital Solutions S.p.A. was merged into Olivetti S.p.A.
Telecom Italia San Marino S.p.A.	1	1	Interconnection services of the Telecom Italia network to the TIM San Marino network in San Marino
Telecom Italia Sparkle S.p.A.	63	113	Portion to be paid for telecommunications services and interconnection costs, voice services, data transmission and international line lease, tax consolidation payables
Telecontact S.p.A.	15	16	Customer Care services for TIM and for the Public Administration under the TIM offering, tax consolidation payables
Telenergia S.p.A.	41	43	Power services, tax consolidation payables
TN Fiber S.r.l.	4	1	Sale of IRU rights on the NGAN fiber optic network constructed in the town of Trento, tax consolidation payables
Other minor companies	—	249	The amount shown in 2015 also includes the companies that were merged into TIM S.p.A. in 2016, in addition to the other minor companies
Total trade and miscellaneous payables and other current liabilities	221	526

STATEMENT OF CASH FLOWS LINE ITEMS

STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	2016	2015	Type of contract
Purchase of intangible and tangible assets on an accrual basis
Olivetti S.p.A.	8	4	Purchase of IT products for resale and lease under the offering to end customers
Telecom Italia Trust Technologies S.r.l.	2	1	Digital Identity and Certification Authority
Telenergia S.p.A.	11	8	Connections for power supply of local NGAN cabinets
Other minor companies	3	504	The amount shown in 2015 also includes the companies that were merged into TIM S.p.A. in 2016, in addition to the other minor companies
Total purchase of intangible and tangible assets on an accrual basis	24	517

TRANSACTIONS WITH ASSOCIATES, SUBSIDIARIES OF ASSOCIATES AND JOINT VENTURES

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2016	2015	Type of contract
Revenues
Asscom S.r.l.	1	1	Insurance brokerage
Italtel group	7	1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services
Nordcom S.p.A.	1	1	Fixed and mobile voice services, data network connections and outsourced ICT products and services
Teleleasing S.p.A. (in liquidation)	—	3	Equipment sale and maintenance services
Other minor companies	1	—
Total revenues	10	6
Acquisition of goods and services
Italtel group	13	22	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of TIM offerings to the Italtel group customers, and extension of professional services for the Multimedia Video Data Center for the provision of the TIM VISION service.
Nordcom S.p.A.	1	1	Supply and development of IT solutions, provision of customized services as part of TIM offerings to end customers, and rental expense for base transceiver station housing
Teleleasing S.p.A. (in liquidation)	—	1	Acquisition of goods assigned under leasing arrangements with TIM customers
W.A.Y. S.r.l.	4	—	Supply and installation of geolocation equipment and provision of related technical support services within the TIM customer offering
Total acquisition of goods and services	18	24
Income/(expenses) from investments	1	—	Dividends
Finance income	—	—
Finance expenses
Teleleasing S.p.A. (in liquidation)	—	5	Mainly interest expenses on finance leases of equipment and finance leases
Total finance expenses	—	5

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2016	12/31/2015	Type of contract
Net financial debt
Non-current financial assets	12	7	Shareholder loans to ALFIERE S.p.A.
Financial receivables and other current financial assets	—	—
Total Non-current financial liabilities	—	—
Total Current financial liabilities	—	—
Other statement of financial position line items	—	—
Trade and miscellaneous receivables and other current assets
Italtel group	6	—	Provision of equipment rental, fixed and mobile telephone and outsourced communication services
W.A.Y. S.r.l.	1	—	Fixed-line telephony, ICT and mobile services
Other minor companies	2	2
Total trade and miscellaneous receivables and other current assets	9	2
Trade and miscellaneous payables and other current liabilities
Italtel group	26	4	Supply transactions connected with investment and operations activities
Movenda	1	1	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development
Nordcom S.p.A.	1	1	Supply and development of IT solutions, provision of customized services as part of TIM offerings to end customers, and rental expense for base transceiver station housing
W.A.Y. S.r.l.	2	2	Supply and installation of geolocation equipment and provision of related technical support services within the TIM customer offering
Total trade and miscellaneous payables and other current liabilities	30	8

STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2016	2015	Type of contract
Purchase of intangible and tangible assets on an accrual basis
Italtel group	125	115	Purchases of telecommunications equipment
Movenda	2	1	Information technology services and licenses for Mobile Connect Cardlets
Other minor companies	—	1
Total purchase of intangible and tangible assets on an accrual basis	127	117

TIM has also issued guarantees on behalf of subsidiaries, associates and joint ventures for a total of 7,216 million euros (8,842 million euros at December 31, 2015).

In particular, the following is noted: 5,692 million euros on behalf of Telecom Italia Capital (5,511 million euros at December 31, 2015); 1,387 million euros on behalf of Telecom Italia Finance (2,653 million euros at December 31, 2015); 38 million euros on behalf of the Sparkle group (42 million euros at December 31, 2015); 68 million euros on behalf of Olivetti S.p.A. (60 million euros at December 31, 2015); 23 million euros on behalf of Telenergia (13 million euros at December 31, 2015); 4 million euros on behalf of Olivetti Multiservices (4 million euros at December 31, 2015).

TRANSACTIONS WITH OTHER RELATED PARTIES (BOTH THROUGH DIRECTORS, STATUTORY AUDITORS AND KEY MANAGERS AND AS PARTICIPANTS IN SHAREHOLDER AGREEMENTS PURSUANT TO ARTICLE 122 OF THE CONSOLIDATED LAW ON FINANCE)

The “Procedure for carrying out transactions with related parties” – pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting standards, participate in significant shareholder agreements according to Article 122 of the Consolidated Law on Finance, which govern the candidacy to the position of director of TIM, where the slate presented is the slate where the majority of the Directors nominated have been drawn from.

In August 2016, the RCS Media group exited the scope of Related Parties.

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2016	2015	Type of contract
Revenues
Generali group	41	58	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services
Intesa Sanpaolo group	64	68	Telephone services, MPLS and international data networks, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	7	6	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks
RCS Media group	2	1	Fixed-line telephone service
Telefónica group	11	15	Roaming services, operations services on software and hardware platforms
Total revenues	125	148
Other income	1	—	Generali group damage compensation
Acquisition of goods and services
CartaSì group	—	5	Commissions on collections and top-up services for prepaid mobile users
Generali group	18	20	Insurance premiums and property leases
Intesa Sanpaolo group	11	11	Factoring fees, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1	1	Credit recovery activities
RCS Media group	1	—	Provision of content and digital publishing services within the offering for TIM customers and fees for telephone top-up services
Telefónica group	7	6	Roaming services
Vivendi group	6	1	Purchase of musical and television digital content (TIMmusic and TIMvision)
Total acquisition of goods and services	44	44
Employee benefits expenses	2	3	Referring to non-obligatory employee insurance policies written with the Generali group
Other operating expenses	1	1	Expenses for penalties and contractual breaches towards the Intesa Sanpaolo group
Income/(expenses) from investments	—	18	Gain from the sale of Teleleasing S.p.A. to the Mediobanca group; dividends
Finance income
Intesa Sanpaolo group	88	211	Mainly referring to income from derivatives
Mediobanca group	26	58	Mainly referring to income from derivatives
Total finance income	114	269
Finance expenses
Intesa Sanpaolo group	109	66	Expenses from derivatives, financial commissions payable, other expenses
Mediobanca group	23	21	Costs from derivatives, interest expenses
Total finance expenses	132	87

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2016	12/31/2015	Type of contract
Net financial debt
Non-current financial assets	449	483	Derivatives put into place with the Mediobanca group and Intesa Sanpaolo group
Financial receivables and other current financial assets	21	15	Derivatives put into place with the Mediobanca group and Intesa Sanpaolo group
Cash and cash equivalents
Intesa Sanpaolo group	135	35	Bank accounts and deposits
Total Cash and cash equivalents	135	35
Non-current financial liabilities
Intesa Sanpaolo group	488	424	Medium/long-term loan, derivatives and loan for lease
Mediobanca group	330	395	These relate to medium/long-term loans, derivatives and non-current financial payables resulting from the sale of Teleleasing S.p.A. to the Mediobanca group
Total Non-current financial liabilities	818	819
Current financial liabilities
Intesa Sanpaolo group	26	127	Current portion of a medium/long-term loan, derivatives and finance lease
Mediobanca group	81	25	Current portion of medium/long-term loans, derivatives and current financial payables resulting from the sale of Teleleasing S.p.A. to the Mediobanca group
Total Current financial liabilities	107	152

(millions of euros)	12/31/2016	12/31/2015	Type of contract
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Generali group	30	28	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services
Intesa Sanpaolo group	55	64	Factoring services, telephone services, MPLS data and international networks, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	2	1	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks. The amount includes receivables resulting from the sale of Teleleasing S.p.A. to the Mediobanca group on December 22, 2015.
RCS Media group	—	2	Fixed-line telephone service
Telefónica group	(4)	(2)	Roaming services (amounts include discounts), operation services on software and hardware platforms
Total trade and miscellaneous receivables and other current assets	83	93
Miscellaneous payables and other non-current liabilities	1	—	Rediscounting of license rental fees from the Intesa SanPaolo group
Trade and miscellaneous payables and other current liabilities
Generali group	3	4	Mainly deferred income relating to outsourcing of data networks and centralized and peripheral telephone systems
Intesa Sanpaolo group	162	120	The amount includes the payable resulting from the sale, by our suppliers to the Intesa Sanpaolo group, of trade receivables due to TIM; in addition to the payable resulting from the proceeds from receivables sold. It also includes the payable deriving from fees for smart card top-ups/activation and fees for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	13	7	Credit recovery activities. The amount includes payables to Teleleasing S.p.A., which was sold to the Mediobanca group on December 22
Telefónica group	(14)	(5)	Roaming services (amounts include discounts)
Vivendi group	3	2	Purchase of musical and television digital content (TIMmusic and TIMvision)
Total trade and miscellaneous payables and other current liabilities	167	128

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2016	2015	Type of contract
Employee benefits expenses			Contributions to pension funds
Fontedir	10	10
Telemaco	65	61
Total Employee benefits expenses	75	71

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2016	12/31/2015	Type of contract
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	3	3
Telemaco	20	19
Total trade and miscellaneous payables and other current liabilities	23	22

REMUNERATION TO KEY MANAGERS

In 2016, the total remuneration recorded on an accrual basis by TIM S.p.A. in respect of key managers amounted to 34 million euros (13 million euros at December 31, 2015) broken down as follows:

(millions of euros)	2016	2015
Short-term remuneration	12	11

Long-term remuneration	2	—

Employment termination benefit incentives	11	—

Share-based payments (*)	9	2

Total	34	13

(*)	These refer to the fair value of the rights, accrued to December 31, 2016, under the share-based incentive plans of TIM S.p.A. (2014/2016 SOP Plan and Special Award).

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The amounts shown in the table do not include the effects of:

•	the allocation of a total amount of 3.6 million euros – for the 2016/2019 Special Award for the amount subject to discretional allocation to employees and/or directors of TIM or its subsidiaries – to which the Key Managers may potentially be beneficiaries in whole or in part;

•	the reversal of accruals for the costs of the 2014/2016 Stock Option Plan of -3.7 million euros (-1.6 million euros in 2015).

In 2016, the contribution fees paid in to defined contribution plans (Assida and Fontedir) by TIM S.p.A., on behalf of key managers, amounted to 95 thousand euros (126 thousand euros at December 31, 2015).

In 2016, “Key managers”, i.e. those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the TIM Group, including directors, were the following:

Directors:
Giuseppe Recchi		Executive Chairman of TIM S.p.A.
Marco Patuano	(1)	Managing Director and Chief Executive Officer of TIM S.p.A.
Flavio Cattaneo	(2)	Managing Director and Chief Executive Officer of TIM S.p.A.
	(3)	General Manager of TIM S.p.A.
Managers:
Rodrigo Modesto de Abreu	(4)	Diretor Presidente Tim Participações S.A.
Stefano De Angelis	(5)	Diretor Presidente Tim Participações S.A.
Stefano Azzi	(6)	Head of Consumer & Small Enterprise
Simone Battiferri	(11)	Head of ICT Solutions & Service Platforms
Stefano Ciurli		Head of Wholesale
Antonino Cusimano	(13)	Head of Corporate Legal Affairs
Stefano De Angelis	(7)	Head of Consumer & Small Enterprise Market
Mario Di Loreto	(8)	Head of People Value
Giovanni Ferigo	(6)	Head of Technology
Lorenzo Forina	(6)	Head of Business & Top Clients
Francesco Micheli	(9)	Head of Human Resources & Organizational Development
Cristoforo Morandini	(10)	Head of Regulatory Affairs and Equivalence
Giuseppe Roberto Opilio	(11)	Head of Technology
Piergiorgio Peluso		Head of Administration, Finance and Control
Paolo Vantellini	(12)	Head of Business Support Office

(1)	to March 21, 2016;
(2)	from March 30, 2016;
(3)	from April 12, 2016;
(4)	to May 10, 2016;
(5)	appointed by the Board of Directors of Tim Participações S.A. on May 11, 2016. The powers of the Diretor Presidente were awarded in the Board of Directors meeting held on July 25, 2016;
(6)	from July 28, 2016;
(7)	to May 11, 2016;
(8)	to May 23, 2016;
(9)	from May 23, 2016 (the responsibility for the former People Value function was assigned on an interim basis to the Head of Group Special Projects, Francesco Micheli. The Function was later renamed);
(10)	from March 17, 2016;
(11)	to July 27, 2016;
(12)	up to April 15, 2016 (from the same date, the responsibility of the function was assigned on an interim basis to the Chief Financial Officer of the Company, Piergiorgio Peluso);
(13)	to September 30, 2016.

NOTE 37

EQUITY COMPENSATION PLANS

The equity compensation plans in force at December 31, 2015 are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

A summary is provided below of the plans in place at December 31, 2016; For more information on the plans in place at December 31, 2015, reference should be made to the separate financial statements of TIM S.p.A. at that date.

DESCRIPTION OF STOCK OPTION PLANS

2014-2016 Stock Option Plan

The 2014-2016 Stock Option Plan was approved by the Shareholders’ Meeting of TIM S.p.A. of April 16, 2014 and was initiated following the resolution of the Board of Directors of June 26, 2014.

The objective of the Plan is to encourage Management, who hold organizational positions that are crucial to the company business, to focus on the medium/long-term growth in value of the company shares and it was aimed at the Chief Executive Officer, the Top Management (including Key Officers) and a selected part of Telecom Italia Group’s management.

The Plan covered the three-year period 2014-2016, with a maximum limit of 196,000,000 shares available for issue.

The option rights become exercisable after achievement of the performance conditions for the 2014-2016 three-year period has been verified by the Board of Directors of the company called to approve financial statements at December 31, 2016. Once they have vested, the rights can be exercised for a period of three years (exercise period).

The performance conditions are summarized below:

•	Total Shareholder Return of TIM which determines 50% of the options. This parameter measures the positioning of TIM’s TSR in the TSR ranking of the Benchmark Panel consisting of: AT&T, Verizon, Telefonica, Deutsche TeleKom, Orange, Telekom Austria, KPN, Swisscom, British Telecom, Vodafone and TIM itself. The objective includes different levels of achievement based on TIM’s TSR positioning in the ranking, which corresponds to a different exercisable percentage of the Options associated to it:

•	150% of the target level for positioning in first place (maximum level);

•	100% of the target level for positioning in fifth place (target level);

•	40% of the target level for positioning in eighth place (minimum level);

•	no options for positioning below the minimum level.

•	Cumulated Free Cash Flow consolidated in the 2014-2016 three-year period determines the exercisability of the remaining 50% of the allocated options. The parameter measures the Free Cash Flow available for the payment of dividends and repaying the debt, and will be calculated as a cumulative value for the 2014-2016 period.

The Options associated with the Cumulated Free Cash Flow objective will become exercisable according to the level of performance achieved over the three years:

•	150% of the target options for over performance of 110% (or more) than the value established in the Plan;

•	100% of the options for achievement of the plan objective 2014-2016 (target level);

•	80% of the target options for achievement of the minimum value, set at 93% of the Cumulated Free Cash Flow value established in the plan (minimum level);

•	no options for positioning below the minimum level.

Based on actual data to be approved by the BoD on March 23, 2017, the number of exercisable options is 20% of the total options assigned to targets:

•	the parameter related to the FCF did not reach the minimum level, therefore no options linked to that parameter (50% of the total allocated to targets) will be exercisable;

•	the TSR of TI was in 8th place in the ranking of the 11 peers, giving the right to the vesting of 40% of the options linked to that parameter (50% of the total allocated to targets).

TIM S.p.A. Separate Financial Statements	Note 37 Equity compensation plans	432

The exercise price was set, by the Board of Directors meeting that initiated the plan, at 0.94 euros per option (strike price). For the allocations made in 2015 and 2016, the strike price was determined as the higher of the price established upon initial allocation and the price resulting from the application of the above criteria at the time of allocation of the options. Below the summary at the end of the plan:

•	No. 133,042 shares at a price of 1.15 euro;

•	No. 491,583 shares at a price of 1.01 euro;

•	No. 893,617 shares at a price of 0.99 euro;

•	No. 13,762,204 shares at a price of 0.94 euro.

Special Award 2016 - 2019

The Plan was approved by the Board of Directors on March 30, 2016, and by the Shareholders’ Meeting of May 25, 2016, for the part to be paid in shares.

The beneficiaries of the Plan are the Chief Executive Officer and other managers to be selected by him.

The Plan was awarded to the Chief Executive Officer by the Board of Directors in its meeting of March 30, 2016; at December 31, 2016 no additional beneficiaries had been identified.

The Special Award has three performance conditions, consisting of the over-performance achieved with respect to the Group targets set in the 2016 – 2018 Industrial Plan (for the year 2019 the amounts set in the plan for 2018 will be used):

•	EBITDA (weighting 50%)

•	Opex reduction (weighting 25%)

•	Net financial position (weighting 25%)

With respect to each of the years subject to the incentive, 80% of the bonus will consist of TIM ordinary shares (the number of shares will be calculated by dividing 80% of the bonus accrued in the year by the normal value of the shares at the performance verification date) and 20% will be in cash.

The result achieved will be calculated on the same company perimeter and using the accounting, fiscal, tax, economic and financial criteria applicable when the 2016-2018 Strategic Plan was approved, net of non-foreseeable payments resulting from operations prior to March 30, 2016 or from share capital changes affecting the results of the calculation parameters.

Following the board approval of the 2019 annual report and accounts (year 2020), all the annual bonuses accrued for the entire incentive period shall be paid, subject to the ceiling (referring to the entire four-year period and relating to 5.5% of the over-performance) of 55 million euros gross total (of which 40 million euros gross reserved for the Chief Executive Officer, corresponding to 4% of the over-performance).

The bonus actually paid, both for the cash and equity component, will be subject to the clawback mechanisms in force at the time.

The Board of Directors shall have the option to pay the bonus expressed in shares, in whole or in part, by equivalent, based on the normal value of the shares at the time of the approval of the 2019 consolidated financial statements.

The actual disbursement of the Special Award is subject to the position being maintained and continuation of the relationship as an employee or director of the companies of the TIM Group until the approval of the 2019 consolidated financial statements, except for the cases specifically provided for, such as, for example, if the beneficiary retires in the meantime or the company that the beneficiary is an employee or director of is removed from the Group’s scope.

The Chief Executive Officer, in the event of termination of the office as a good leaver before the award is made (also as a result of not being appointed as a Board Director when the board is re-elected), shall be paid the annual bonuses already accrued, as well as the Special Award that he would have been entitled to based on a linear projection up to the end of the incentive period of the average results already achieved, or, in his first year of office and in the absence of historical data, based on the results contained in the latest approved quarterly report.

For more details, see the information document prepared according to the format laid down in the Issuer Regulations and available on the website www.telecomitalia.com.

Following the results achieved in 2016, costs of around 14 million euros were recorded.

TIM S.p.A. Separate Financial Statements	Note 37 Equity compensation plans	433

NOTE 38

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The impact of non-recurring events and transactions on equity, profit, net financial debt and cash flows is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006:

(millions of euros)			Equity	Profit (loss) for the year	Net financial debt	Cash flows (*)
Amount – financial statements	(a	)	18,973	1,897	29,197	862

Professional and consulting services			(1)	(1)	41	(41)

Charges and provisions for restructuring and other			(89)	(89)	55	(55)

Charges and provisions for fines			(1)	(1)	2	(2)

Provision for corporate transactions			—	—	3	(3)

Provision for litigation			(6)	(6)	46	(46)

Sundry expenses			(10)	(10)	92	(92)

Net gain on disposal of non-controlling interest in Inwit			—	—	3	(3)

Net gain on disposal of investment in SIA			—	—	—	—

Finance expenses			(18)	(18)	—	—

Total non-recurring effects	(b	)	(125)	(125)	242	(242)

Income/(Expenses) relating to Discontinued operations	(c	)	330	330	(340)	340

Figurative amount	(a-b-c	)	18,768	1,692	29,295	764

(*)	Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

TIM S.p.A. Separate Financial Statements	Note 38 Significant non-recurring events and transactions	434

The impact of non-recurring items on the separate income statement line items is as follows:

(millions of euros)	2016	2015
Acquisition of goods and services	(1)	(87)

Professional and consulting services	(1)	(87)

Employee benefits expenses	(130)	(422)

Charges and provisions for restructuring and other	(130)	(422)

Other operating expenses	(25)	(512)

Charges and provisions for fines	(1)	(2)

Provision for corporate transactions	—	(3)

Provision for litigation	(9)	(224)

Sundry expenses	(15)	(283)

Impact on EBITDA	(156)	(1,021)

Impact on EBIT	(156)	(1,021)

Other income (expenses) from investments	—	(96)

Net gain on disposal of non-controlling interest in Inwit	—	299

Net gain on disposal of investment in SIA	—	11

Net gain on disposal of investment in Teleleasing	—	18

Dividends from TI International		2,000

Impairment loss on TI International	—	(2,369)

Impairment loss on Persidera S.p.A.	—	(55)

Other finance income (expenses)	(26)	(19)

Impact on profit (loss) before tax from continuing operations	(182)	(1,136)

Effect on income taxes on non-recurring items	47	309

Discontinued operations - Effect of the disposal of investments in Sofora	340	—

Impact on profit (loss) for the year	205	(827)

TIM S.p.A. Separate Financial Statements	Note 38 Significant non-recurring events and transactions	435

NOTE 39

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2016 no atypical and/or unusual transactions, as defined by that Communication, were put in place.

NOTE 40

OTHER INFORMATION

RESEARCH AND DEVELOPMENT

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	12/31/2016	12/31/2015
Research and development costs expensed during the year	44	56

Capitalized development costs	1,686	1,634

Total research and development costs (expensed and capitalized)	1,730	1,690

In the 2016 separate income statement, amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 696 million euros.

Research and development activities conducted by TIM S.p.A. are detailed in the Report on Operations (Sustainability Section).

OPERATING LEASES

In accordance with the accounting standards and the provisions of IAS 17 in particular, the Company considers operating leases to be non-cancellable when they are only cancellable upon the occurrence of some remote contingency, with the permission of the lessor, or upon payment by the lessee of such an additional (penalty) amount that, at inception of the lease, continuation of the lease is reasonably certain.

In particular:

Revenue related

TIM has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2016 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2016	12/31/2015
Within 1 year	72	74

From 2 to 5 years	128	142

Beyond 5 years	32	55

Total	232	272

TIM S.p.A. Separate Financial Statements	Note 40 Other information	436

The decrease was primarily attributable to the reduction in lease payments for the contract with INWIT S.p.A. for the rental of spaces where several towers are located (so-called infrastructure sites).

Expense related

TIM has entered into non-cancellable operating leases on the properties, vehicle rental and hosting contracts on sites owned by third parties. At December 31, 2016 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2016	12/31/2015
Within 1 year	451	445

From 2 to 5 years	1,357	1,398

Beyond 5 years	546	643

Total	2,354	2,487

The decrease was mainly due to the reduction in lease payments for the Master Service Agreement with Inwit S.p.A., as well as the lease payments for properties and industrial vehicles.

SUMMARY SCHEDULE OF FEES DUE TO THE AUDIT FIRM AND OTHER FIRMS IN ITS NETWORK

The following schedule reports the fees due to PricewaterhouseCoopers S.p.A. (“PwC”) and to the other firms in the PwC network for the audit of the 2016 financial statements and the fees referring to the year 2016 for other audit and review services, and for other services besides audit rendered to TIM by PwC and other firms in the PwC network. Out-of-pocket expenses incurred in 2016 for such services are also included herein.

	TIM S.p.A.
(in euros)	PwC S.p.A.	Other firms in the PwC network	Total PwC network
Audit services:
audit of the separate financial statements	1,074,050	3,796	1,077,846

audit of the consolidated financial statements	189,770	—	189,770

review of Form 20-F and SOX Rule 404	964,080	—	964,080

limited review of the half-year condensed consolidated financial statements	278,220	—	278,220

other	194,030	109,222	303,252

Verification services with issue of certification (*)	144,500	—	144,500

Other services:

agreed procedures on regulatory accounting areas	47,000	—	47,000

Total 2016 fees due for audit and other services to the PwC network	2,891,650	113,018	3,004,668

Out-of-pocket expenses			225,956

Total			3,230,624

TIM S.p.A. Separate Financial Statements	Note 40 Other information	437

NOTE 41

EVENTS SUBSEQUENT TO DECEMBER 31, 2016

6 AND A HALF-YEAR BOND ISSUE FOR 1 BILLION EUROS

On January 19, 2017, TIM S.p.A. issued a bond of 1 billion euros, maturing July 19, 2023, with a coupon of 2.500%, issue price of 99.288%, and redemption price of 100.000%.

The effective yield at maturity is 2.622%, corresponding to a yield of 237 basis points above the reference rate (mid swap).

The bonds were issued under the Group’s EMTN program of 20 billion euros and are listed on the Luxembourg stock exchange.

NEW PROJECT TO DEVELOP AN ULTRA-BROADBAND FIXED NETWORK IN THE “WHITE” AREAS

On March 23, 2017, the Board of Directors of TIM has approved the project presented by the Chief Executive Officer Flavio Cattaneo to create a company dedicated exclusively to the selective development of new fiber infrastructure in the areas included in the cluster classifications C and D (the rural or so-called “white areas”) based on the EU regulations.

The Project is in line with the 2017-2019 Strategic Plan, approved by the Board of Directors, and does not envisage an increase in the level of investments that the TIM Group has already planned.

In fact, the project is to create a company with a financial partner as majority shareholder, to be chosen in the coming months. The procedure to identify a suitable partner is already underway.

Creating this partnership will mean that, through the new company, TIM will be able to achieve its targets to cover the country with Ultra-broadband almost 2 years ahead of the schedule set out in the three year plan. Thanks to this acceleration in Clusters C and D, the target of 95% coverage of the Italian population with UBB connections will be reached in mid-2018, while coverage will increase to 99%, also with the contribution of wireless technologies, at the end of the current plan in 2019. To create this infrastructure, the new company will use the best technologies available on the market, with FTTC architecture providing speeds of up to 300 Mbps.

Over 6,000 municipalities will be affected by the project, with over 7 million homes to be connected. The company will offer all operators wholesale connection services, guaranteeing equal treatment.

TIM S.p.A. Separate Financial Statements	Note 41 Events subsequent to December 31, 2015	438

NOTE 42

LIST OF INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

(thousands of euros)	Head office		Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% Ownership	Share of equity (A) (3)		Carrying amount (B) (4)	Difference (B-A)
Investments in subsidiaries
4G RETAIL	Milan	Euro	2,402	49,803	6,339	100.00%	49,803		15,108	(34,695)

CD FIBER (former TIM Caring)	Rome	Euro	50	46	(1)	100.00%	46	(5)	50	4

FLASH FIBER	Milan	Euro	30	17,332	(524)	80.00%	13,866	(5)	14,424	558

HR SERVICES	L’Aquila	Euro	500	7,301	2,008	100.00%	7,301		570	(6,731)

INFRASTRUTTURE WIRELESS ITALIANE	Milan	Euro	600,000	1,484,067	97,925	60.03%	838,026		828,494	(9,532)

NOVERCA	Rome	Euro	10	4,132	(1,083)	100.00%	4,132		9,830	5,698

OLIVETTI	Ivrea (TO)	Euro	10,000	30,200	(16,286)	100.00%	22,430	(6)	22,430	—

OLIVETTI MULTISERVICES	Milan	Euro	20,337	79,682	1,679	100.00%	79,682		40,408	(39,274)

PERSIDERA	Rome	Euro	21,429	102,150	15,370	70.00%	62,405		137,641	75,236

TELECOM ITALIA CAPITAL	Luxembourg	Euro	2,336	(100,654)	(12,460)	100.00%	(100,654)		2,388	103,042

TELECOM ITALIA FINANCE	Luxembourg	Euro	1,818,692	6,515,556	180,570	100.00%	6,325,556		5,914,971	(410,585)

TELECOM ITALIA LATAM PARTIC. E GESTÃO ADMIN.	SanPaolo (Brazil)	R$	118,926	(18,302)	(4,542)

		Euro	34,618	(5,327)	(1,322)	100.00%	(5,327	)(5)	—	5,327

TELECOM ITALIA SAN MARINO	SanMarino	Euro	1,808	3,989	389	100.00%	3,989		7,565	3,576

TELECOM ITALIA SPARKLE	Rome	Euro	200,000	668,392	111,756	100.00%	832,206	(6)	586,651	(245,555)

TELECOM ITALIA TRUST TECHNOLOGY	Pomezia (RM)	Euro	7,000	11,662	997	100.00%	11,662		8,498	(3,164)

TELECOM ITALIA VENTURES	Milan	Euro	10	3,092	(240)	100.00%	3,092		3,510	418

TELECONTACT CENTER	Naples	Euro	3,000	17,346	4,114	100.00%	15,846		12,523	(3,323)

TELENERGIA	Rome	Euro	50	29,665	(5,951)	100.00%	29,665		50	(29,615)

TELSY	Turin	Euro	390	17,253	1,252	100.00%	17,253		14,517	(2,736)

TI AUDIT COMPLIANCE LATAM (in liquidation)	RiodeJaneiro (Brazil)	R$	1,500	2,054	87

		Euro	437	598	25	69.9996%	419		313	(106)

TIERRA ARGENTEA	BuenosAires (Argentina)	PesosArg.	—	140	1,525

		Euro	—	8	91	30.6298%	3		—	(3)

TIMVISION	Rome	Euro	50	50	—	100.00%	50		50	—

TIMBRASIL SERVIÇOS E PARTICIPAÇÕES	RiodeJaneiro (Brazil)	R$	7,169,030	11,160,410	99,122

		Euro	2,086,799	3,248,630	28,853	0.00000001%	—		—	—

TIM REAL ESTATE	Milan	Euro	50	4,508	4,371	100.00%	4,508		50	(4,458)

TIM TANK	Milan	Euro	16,600	16,749	(44)	100.00%	16,749	(5)	16,875	126

TIMB 2	Rome	Euro	10	8	(1)	1.00%	—		—	—

TN FIBER (former Trentino NGN)	Trento	Euro	55,918	47,448	(1,808)	100.00%	47,448		55,654	8,206

							(*	)	7,692,570	(587,584)

TIM S.p.A. Separate Financial Statements	Note 42 List of investments in subsidiaries, associates and joint ventures	439

(thousands of euros)	Head office		Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% Ownership	Share of equity (A) (3)		Carrying amount (B) (4)	Difference (B-A)
Investments in associates and joint ventures
ALFIERE	Rome	Euro	9,250	42,046	6,602	50.00%	21,023		—	(21,023)

AREE URBANE (in liquidation)	Milan	Euro	100	(61,635)	(21,165)	32.62%	(20,105)		—	20,105

ASSCOM INSURANCE BROKERS	Milan	Euro	100	2,021	1,195	20.00%	404		20	(384)

DONO PER	Rome	Euro	30	(73)	(103)	33.33%	(24	)(5)	35	59

NORDCOM	Milan	Euro	5,000	10,875	1,264	42.00%	4,567		2,143	(2,424)

TIGLIO I	Milan	Euro	5,256	16,148	(1,593)	47.80%	7,719		7,423	(296)

TIGLIO II (in liquidation)	Milan	Euro	10	858	163	49.47%	424		149	(275)

Consorzio EO (in liquidation)	Rome	Euro	31	1	(1)	50.00%	1		—	(1)

									9,770	(4,239)

(*)	The amount does not include 7 thousand euros representing the discount and the fair value of the bonus shares, on the TIM ordinary shares subscribed by the employees of the companies controlled indirectly by the TIM Group under the “2010-2014 Broad-Based Employee Share Ownership Plan (“BBSOP”).
(1)	Figures taken from the latest approved financial statements. For subsidiaries, the data used are taken from the IFRS-prepared financial statements.
(2)	Includes profit (loss)
(3)	Net of dividends to be paid
(4)	Includes payments made to the investment account
(5)	Covered by the provision for losses of subsidiaries and associates
(6)	Figures taken from the consolidated financial statements

TIM S.p.A. Separate Financial Statements	Note 42 List of investments in subsidiaries, associates and joint ventures	440

CERTIFICATION OF THE SEPARATE FINANCIAL STATEMENTS PURSUANT TO ARTICLE 81-TER OF CONSOB REGULATION 11971 DATED MAY 14, 1999, WITH AMENDMENTS AND ADDITIONS

•	We, the undersigned, Giuseppe Recchi, as Chairman, Flavio Cattaneo, as Chief Executive Officer, and Piergiorgio Peluso, as Manager responsible for preparing TIM S.p.A. financial reports, certify, having also considered the provisions of Article 154-bis, paragraphs 3 and 4, of Italian Legislative Decree 58 of February 24, 1998:

•	the adequacy in relation to the characteristics of the company and

•	the effective application

of the administrative and accounting procedures used in the preparation of the separate financial statements for the 2016 fiscal year.

•	TIM has adopted the Internal Control – Integrated Framework Model (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, as its framework for the establishment and assessment of its internal control system, with particular reference to the internal controls for the preparation of the financial statements.

•	The undersigned also certify that:

3.1.	the Separate financial statements at December 31, 2016:

a)	are prepared in conformity with international accounting standards adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy with particular reference to Article 154-ter of Italian Legislative Decree 58 of February 24, 1998 and the measures enacted for the implementation of Article 9 of Italian Legislative Decree 38 of February 28, 2005;

b)	agree with the results of the accounting records and entries;

c)	provide a true and fair view of the financial conditions, results of operations and cash flows of the Company;

3.2.	the report on operations contains a reliable operating and financial review of the Company, as well as the description of its exposure to the main risks and uncertainties.

March 23, 2017

Chairman	Chief Executive Officer	Manager Responsible for Preparing the Corporate Financial Reports
Giuseppe Recchi	Flavio Cattaneo	Piergiorgio Peluso

TIM S.p.A. Separate Financial Statements	Certification of the Financial Statements	441

INDEPENDENT AUDITORS REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE 39 OF 27 JANUARY 2010

To the shareholders of

Telecom Italia SpA

Report on the financial statements

We have audited the accompanying financial statements of Telecom Italia SpA, which comprise the statement of financial position as of 31 December 2016, the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, a summary of significant accounting policies and other explanatory notes.

Directors responsibility for the financial statements

The directors of Telecom Italia SpA are responsible for the preparation of financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree 38/2005.

Auditors responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISA Italia) drawn up pursuant to article 11 of Legislative Decree 39 of 27 January 2010. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing audit procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The audit procedures selected depend on the auditor professional judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity preparation of financial statements that give a true and fair view, to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

TIM S.p.A. Separate Financial Statements	Independent Auditors’ Report	442

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of Telecom Italia SpA as of 31 December 2016 and of the result of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree 38/2005.

Report on compliance with other laws and regulations

Opinion on the consistency with the financial statements of the report on operations and of certain information set out in the report on corporate governance and ownership structure

We have performed the procedures required under auditing standard 720B (SA Italia) to express an opinion, as required by law, on the consistency of the report on operations and of the information set out in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree 58/98, which are the responsibility of the directors of Telecom Italia SpA, with the financial statements of Telecom Italia SpA as of 31 December 2016. In our opinion, the report on operations and the information in the report on corporate governance and ownership structure mentioned above are consistent with the financial statements of Telecom Italia SpA as of 31 December 2016.

Milan, 31 March 2017

PricewaterhouseCoopers SpA

Signed by

Francesco Ferrara

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

TIM S.p.A. Separate Financial Statements	Independent Auditors’ Report	443

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REPORT OF THE BOARD OF STATUTORY AUDITORS TO THE MEETING OF THE SHAREHOLDERS OF TIM S.p.A. PURSUANT TO ARTICLE 153 OF LEGISLATIVE DECREE NO. 58/1998

Dear Shareholders,

This report presents the activities performed by the Board of Statutory Auditors during the 2016 financial year and up to today’s date, as required by Consob Notice no. DEM/1025564 of 6 April 2001 and subsequent amendments and supplements.

The Board of Statutory Auditors has carried out the supervisory activities required by the law, taking account of the standards of conduct for listed companies recommended by the Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili (national association of chartered accountants and auditors) and the Consob notices on company controls and the activities of the board of statutory auditors.

The Control Body acquired the information necessary for the performance of the tasks of general supervision assigned to it by attending the meetings of the Board of Directors and internal board committees (i.e. the Control and Risk Committee, the Nomination and Remuneration Committee and the Strategy Committee), meetings with Executive Directors questioning of Company management, meetings with the external auditor and control bodies of Group companies, analysis of information flows from the competent company structures, as well as further inspection and control activities. Where deemed necessary, the Control Body availed itself of its own legal consultants, performing its supervisory activities in a completely autonomous and independent way.

1.	On the basis of the information received and as a result of the analyses conducted by the Board of Statutory Auditors, it emerged that the transactions carried out by the Company which have major impact on revenues, finances and assets, including transactions performed through companies in which the Company has a direct or indirect stake, are essentially made up as follows:

(7)	on 8 March 2016, the sale was completed of the company’s entire remaining stake in Telecom Argentina, with the sale to the Fintech Group of 51% of the share capital of Sofora Telecomunicaciones (the parent company of Nortel, the holding company that controls Telecom Argentina). As set out in the agreements signed by the parties on 24 October 2014, the sale was completed after having received the approval of Enacom, the Argentine communications regulator;

(8)	the project to reorganise the company’s information technology arrangements started in the second half of 2016. It involved the integration into the company of the wholly owned subsidiary Telecom Italia Information Technology, merged by incorporation into Telecom Italia, and the subsequent reorganisation of the IT sector;

(9)	on 28 July 2016, a company entitled Flash Fiber S.r.l. was constituted with Fastweb S.p.A, to design, create, maintain and supply the fibre network throughout Italy;

(10)	on 15 November 2016, the conversion of the Mandatory Convertible Bond issued by Telecom Italia Finance S.A. into new ordinary shares of TIM S.p.A. took place in November 2013. The conversion took place based on the definitive conversion ratio calculated as specified in the terms and conditions of the note;

(11)	on 28 December 2016, a company entitled TIMVision S.r.l. was created to serve the Group’s fibre development strategy by entering the content production sector.

In 2016 the following bonds were issued:

(12)	on 20 January 2016 Telecom Italia S.p.A. issued bonds for the amount of 750 million euros, with coupon rate 3.625% and maturity on 19 January 2024;

(13)	on 25 May 2016 Telecom Italia S.p.A. issued bonds for the amount of one billion euros, with coupon rate 3.625% and maturity on 25 May 2026;

(14)	on 30 September 2016 Telecom Italia S.p.A. issued bonds for the amount of one billion euros, with coupon rate 3.000% and maturity on 30 September 2025.

Other information	Report of the Board of Statutory Auditors	447

On 29 June 2016, a transaction was undertaken to buy back a Telecom Italia S.p.A. bond with maturity May 2023 and a nominal value of 25 million euros.

All the transactions indicated above are listed in the notes to the consolidated financial statements of the Telecom Italia Group and the notes to the separate balance sheet of Telecom Italia S.p.A., as well as in the report on operations for the year 2016.

The Board of Statutory Auditors has verified that the above transactions comply with the law, the Company bylaws and the principles of correct administration, and has made sure that they were not manifestly imprudent or hazardous, or contrary to the resolutions adopted by the Shareholders’ Meeting or likely to compromise the integrity of the corporate assets; the transactions with Directors’ interests or with other related parties, were subjected to the transparency procedure set out in the applicable regulations.

2.	During the course of 2016 the Board of Statutory Auditors did not encounter atypical and/or unusual corporate transactions with third parties or related parties (including the companies within the Group).

The information relating to the principal intra-group transactions and with other related parties executed in the financial year 2016, and the description of their characteristics and economic effects is contained in the notes to the separate financial statements of Telecom Italia S.p.A. and to the consolidated financial statements of the Telecom Italia Group.

3.	Taking account of the size and structure of the Company and of the Telecom Italia Group, given that there were no atypical and/or unusual transactions, the Board of Statutory Auditors believes that the report on the Company’s transactions with related and intra-group parties, given in the notes to the separate financial statements of Telecom Italia S.p.A. and in the notes to the consolidated financial statements of the Telecom Italia Group, should be considered adequate.

4.	On 31 March 2017, the independent auditor PricewaterhouseCoopers issued the reports pursuant to articles 14 and 16 of Legislative Decree no. 39 of 27 January 2010, which state that the separate financial statements of Telecom Italia S.p.A. and the consolidated financial statements of the Telecom Italia Group at 31 December 2016 comply with the International Financial Reporting Standards (IFRS) adopted by the European Union, as well as with the provisions issued in implementation of Article 9 of Legislative Decree no. 38 of 2005, that they are drafted with clarity and that they represent truthfully and correctly the finances and assets of the company, the profit and loss figures, and the cash flows of the Company and the Group.

The external auditor also considers that the report on operations and the information in the Report on corporate governance and share ownership indicated in art. 123-bis, subsection 4 of the CLF are consistent with the Company’s financial statements for the period and the consolidated financial statements for the Group at 31 December 2016.

5.	In 2016 and to the date of this report, five complaints were received pursuant to article 2408 of the Italian Civil Code, including three from the same shareholder.

5.1.	The first complaint criticised the changes that introduced flat prices for residential fixed offers and the remodulation of mobile telephony contracts (the ‘TIM Prime’ contracts). The shareholder asked that the responsibilities for these changes be ascertained, since AGCom has levied a two million euro fine on the company because of the introduction of flat pricing for residential fixed offers and the notice from AGCom requiring it to refrain from the remodulation of the basic price plans for mobile telephony.

5.2.	The second complaint received by the Board of Statutory Auditors criticised presumed irregularities in the shareholder’s fixed telephone line. It also asked that statutory auditors ascertain if there were any “responsibilities, cover-ups, tacit acquiescence or other forms of endorsement by senior Telecom managers” and, if there were, to ascertain the extent to which the reported facts could have an effect on the Company’s customer satisfaction and negatively impact the company’s results.

5.3.	The third complaint was a complaint of a commercial nature.

5.4.	The fourth complaint criticised the behaviour of the current Chief Executive Officer and the management of the Company “for Telecom’s non-fulfilment with regard to 81 non-compliances by TIM with the same number of instructions issued by Co.re.com”.

5.5.	The fifth complaint regarded the award of the contract for the management of the TIM media centre to Havas Media, in light of the shareholding relationships by virtue of which Havas

Other information	Report of the Board of Statutory Auditors	448

Media is a company controlled by the Bolloré Group which has voting rights in Vivendi, while the latter holds 23.94% of TIM’s capital. The shareholder thus complained that the fact cited above was to be criticised, since it was “potentially in conflict of interest with shareholder Vivendi-Bollorè”, and asking that the statutory auditors investigate the “criteria for the selection and subsequent award” of the contract.

The Board of Statutory Auditors undertook appropriate investigation of the complaints received, with the support of the Audit department and the competent offices of the Company, and, where present, also tested the adequacy of the initiatives undertaken after the issue of the notes cited in some of them, and also monitored the ascertainment of any individual responsibilities. After its investigations, it found no irregularities to report to the shareholders’ meeting.

With specific reference to the contract with Havas for the media centre business, it should be noted that the Board of Statutory Auditors undertook an in-depth investigation, including a meeting with the Chairman of the Company and representatives of the management involved in the issue, to check that the laws and procedures for conducting the tender used to select the supplier had been correctly observed, and also undertook a specific analysis to consider the issue of whether or not TIM and Havas are related parties. On completion of the investigation, the Board of Statutory Auditors, by majority vote of its members, decided that the elements of information in its possession did not permit it to qualify Havas Media as a related party of TIM, at the time of its investigation. Furthermore, taking account of the relevance of the relations between the Bolloré Group and Vivendi, the Board of Statutory Auditors unanimously recommended to the Board that the safeguards with reference to transactions with Bolloré and Vivendi Group companies be strengthened.

6.	Telecom Italia is registered with the US Securities and Exchange Commission as a foreign issuer and listed on the New York Stock Exchange, is also subject to United States legislation and the Board of Statutory Auditors carries out the tasks required of an Audit Committee by the above mentioned US legislation.

In particular, in implementation of the obligations that derive from its role as Audit Committee of the Company, the Board of Statutory Auditors adopted in due course a specific procedure for handling reports received by the control body. These reports may consist of:

(15)	‘complaints’ from shareholders concerning what is considered to be improper behaviour;

(16)	‘notifications’ or reports, from anyone, shareholders or otherwise, concerning alleged anomalies, irregularities, misconduct or, more generally, any problem or issue which is thought to merit investigation by the control body;

(17)	‘complaints’, from anyone, concerning “accounting, internal accounting controls or auditing matters”;

(18)	‘concerns’, which may be submitted anonymously, from employees of the Company or the Group, concerning “questionable accounting or auditing matters”.

There are instructions on the About Us section of the Company’s website (Corporate Bodies - Board of Statutory Auditors - Role, tasks and responsibilities), for sending such reports - in paper or electronic format - to the Board of Statutory Auditors/Audit Committee of the Company.

During the last financial year and until the date of this report, the Board of Statutory Auditors received 20 reports (or groups of “reports”, treated as units in the case of several communications from a single individual, even if at separate times), of which 4 were anonymous, complaining, for the most part, of technical service issues and failures of a commercial, accounting and administrative nature.

The Board of Statutory Auditors investigated these complaints appropriately, with the support of the Audit Department and the competent Company departments, but no irregularities to be reported to the Shareholders’ Meeting emerged. We should however point out that the relevant investigations are still being carried out regarding 1 report.

Other information	Report of the Board of Statutory Auditors	449

7.	During the 2016 financial year TIM S.p.A. appointed PricewaterhouseCoopers S.p.A. to undertake various tasks other than audits of financial statements, the fees for which, before VAT, are summarised below:

PricewaterhouseCoopers S.p.A.	(in euros)
Accounting advice and consultation activities carried out in financial year 2015.	215,000.00

Agreed procedures connected with the issue of comfort letters in relation to the issue of notes	83,000.00

Agreed procedures for certification services regarding tender bids	26,500.00

Additional audit procedures on the internal control system - Rule 4040 of the Sarbanes Oxley Act	120,000.00

Agreed audit procedures on regulatory accounting areas	47,000.00

Activities connected with updating the 20,000,000,000 euros Euro Medium Term Note Programme	29,000.00

Total	520,500.00

8.	In the course of the 2016 financial year, TIM S.p.A. conferred, also through its Branch Office in Argentina, a number of tasks on parties connected by continuing relationships with PricewaterhouseCoopers S.p.A. and/or on companies belonging to the latter’s network for which the fees, excluding VAT, are summarised below:

Price Waterhouse & Co. S.R.L. (Argentina)	(in euros)
Auditing the 2016 final closure financial statements of “Sucursal Argentina” (Argentina Branch Office). Equivalent of 62,000 Argentinian Pesos (ARS) at the average exchange rate on 31.12.2016: 1 Euro = 16.33204 ARS	3,796.00

PricewaterhouseCoopers Advisory S.p.A.	(in euros)
Analysis of the ISO 26000 requirements in the CSR approach to management	18,000.00

Grand total (total assignments in point 7 + total assignments in point 8)	542,296.00

It should be noted that the Shareholders’ meeting held on 29 April 2010, on the basis of the proposal put forward by the Board of Statutory Auditors, conferred the office of external auditor (separate financial statements of Telecom Italia S.p.A., annual consolidated financial statements, abbreviated half-yearly consolidated financial statements, annual report for the purposes of the US Laws) on PricewaterhouseCoopers S.p.A. for the nine year period 2010 -2018.

The external auditor appointed by the Parent company Shareholders’ Meeting is the main external auditor for the entire Telecom Italia Group. In accordance with Brazilian law, the audit of the separate financial statements of TIM Participações S.A. was assigned to BDO RCS Auditores Independentes, while PricewaterhouseCoopers audits the reporting package produced by the Company for the purposes of the consolidated financial statements of the Telecom Italia Group.

To protect the independence of the appointed auditor, the Company has adopted special Guidelines for the appointment of the independent auditor to undertake assignments. These establish the principle under which the appointment of further assignments (when allowed by the reference regulations) is limited to the services and activities closely related to the audit of the financial statements. Conferment of a single further appointment is subject to the prior approval of the Board of Statutory Auditors of the Parent company; for some types of appointment (‘preapproved appointments’), approval is given in advance. In any event, the Board of Statutory Auditors has the right to establish guidelines and qualitative and quantitative criteria regarding the appointment of external auditors, valid for the entire Group, which it did by requiring the introduction, from 1 January 2012, of an operative procedure which provides for prior examination by the Board of Statutory Auditors, even for pre-approved appointments, when certain qualitative conditions occur or when specific quantitative thresholds are exceeded.

Through an adequate flow of information, the Board of Statutory Auditors adopts the corresponding determinations adopted by the audit committees of the SEC registered subsidiary companies (i.e. TIM Participações S.A. and, prior to the sale of the whole remaining shareholding in Telecom Argentina, Nortel Inversora S.A. and Telecom Argentina S.A.) provided they are made based on rules that comply with the applicable law - including U.S. law - and the Group Guidelines on this subject.

Other information	Report of the Board of Statutory Auditors	450

The offices of the Company are undertaking a review to update the Guidelines for the conferment of assignments to the external auditor, in light of the recent changes to the regulatory framework.

9.	As reported in last year’s report by the Board of Statutory Auditors, with regard to the compensation package for the Company’s new CEO, appointed on 30 March 2016, the Board of Statutory Auditors expressed an unfavourable opinion, pursuant to article 2389, subsection 3, of the Italian Civil Code, because of issues with the arrangements for determining the variable part of the remuneration (special award), particularly in relation to the market benchmarks, and to its being determined exclusively on the basis of improvements on the 2016-2018 Strategic Plan, previously approved by the Board of Directors on 15 February 2016.

Pursuant to article 2389, subsection 3, of the Italian Civil Code, the Board of Statutory Auditors formally expressed its disapproval of the increase in the variable part of the compensation of the Chairman of the Board of Directors for 2016.

Finally, pursuant to article 2389, subsection 3, of the Italian Civil Code, the Board of Statutory Auditors formally approved the attribution of additional remuneration for the director appointed Vice Chairman of the Company.

With the prior approval (by majority vote) of the Control and Risk Committee, the Board of Directors appointed Daniele Gulinatti as Head of the Audit Department on 26 July 2016, to replace Silvia Ponzoni, who resigned from the position she had held since 15 September 2015. As required by the Corporate Governance Principles, the Board of Statutory Auditors discussed this issue, and expressed its approval by a majority vote (although their role was purely consultative).

Pursuant to the Corporate Governance Principles the Board of Statutory Auditors formally approved the functional objective scorecards for the short term incentive scheme (2017 MBO) for the Heads of the control departments who report directly to the Board (Audit Department, Compliance Department and IT & Security Compliance Function).

10.	In the financial year 2016, the Company’s Board of Directors held 14 meetings, at which the Board of Statutory Auditors was always present.

The Control and Risk Committee met 16 times (of which 9 jointly with the Board of Statutory Auditors, due to the topics dealt with). The Nomination and Remuneration Committee met 12 times.

On 26 July 2016, the Board of Directors created a Strategy Committee, which met once in 2016.

During 2016, there were 50 meetings of the Board of Statutory Auditors (including those meetings held jointly with the Control and Risk Committee).

The Board of Statutory Auditors attended the meetings of the Control and Risk Committee (not held jointly), the meetings of the Nomination and Remuneration Committee, and the meeting of the Strategy Committee, by the attendance of its Chair or another Statutory Auditor designated by the latter. The Statutory Auditors took part in the Shareholders’ Meeting, held on 25 May 2016.

The Chair of the Board of Statutory Auditors attended the meeting of the savings shareholders of the Company on 16 June 2016.

11.	In accordance with its obligations, the Board of Statutory Auditors obtained information and supervised compliance with the principles of correct administration, by attendance at the meetings of the Board of Directors, meetings with the executive responsible for preparing the corporate accounting documents, the Head of the Audit Department, the Group Compliance Officer, the Head of the IT & Security Compliance function and by means of interviews with the management and the acquisition of information.

Following on the comments made about the analysis in last year’s report regarding the applicability of the competition prohibition, pursuant to art. 2390 of the Italian Civil Code, to the Directors appointed by the shareholders’ meeting of 15 December 2015, nominated by Vivendi, the Board of Statutory Auditors has continued to monitor the actual activities undertaken by TIM and Vivendi, and has not - to date - found that there have been any instances in which said provisions were applicable.

The Board of Statutory Auditors believes that the governance arrangements and tools adopted by the Company constitute a valid supervisory framework to ensure that the principles of correct administration are respected in operational practice. In particular, in relation to the decision-making processes of the Board of Directors, the Control Body has supervised, including by attendance at board meetings, that the management decisions made by the Directors be

Other information	Report of the Board of Statutory Auditors	451

substantially legitimate and in the interests of the Company, and checked that the Board resolutions were adequately supported by information, analysis and audit – also involving consultation with the board committees and external professionals, when necessary.

Following the resignation of Marco Patuano from the office of Chief Executive Officer, the Board of Statutory Auditors duly and promptly monitored events, attending board meetings and those of the Nomination and Remuneration Committee, collecting information, including by interviews with the Chairman and resigning Chief Executive Officer and ascertaining effective compliance with the law, the articles of association and with standards of correct administration, also with reference to the agreement stipulated for the termination of his relationship as an employee and Director.

The Board of Statutory Auditors also monitored the process for the replacement of the Chief Executive Officer, attending the meetings of the Nomination and Remuneration Committee aimed at identifying the new Chief Executive Officer and defining his compensation, ensuring the release of the opinion envisaged by Art. 2389, subsection 3 of the Italian Civil Code. On this point, see the comments in paragraphs 9 and 18.

To ensure ever better alignment of the Company’s rules of corporate governance with best practices and the most accredited interpretations of provisions of law, regulations and self-regulatory provisions, the Board of Statutory Auditors proposed and intends to continue to propose both changes to the current regulations and procedures adopted by the Company (including the application of the stricter, more rigorous optional rules already envisaged therein) and supplementation of these regulations and procedures.

The Board of Statutory Auditors has proposed to proceduralise the disclosure on transactions in which there are interests pursuant to art. 2391 of the Italian Civil Code. The Company did not agree with this recommendation, although it made provision for suitable induction sessions to be provided for the Company’s Directors.

In any event, the Board of Statutory Auditors has monitored the decision-making procedure adopted by the Directors, ensuring that decisions are based on principles of reasonableness and correct information, that they comply with the applicable regulations and are consistent and compatible with the Company’s resources and assets, that Directors are aware of the risks and effects of every decision they take, and that these decisions are taken in the interest of all the shareholders.

12.	Pursuant to the Corporate Governance Principles adopted by the Company, the role of providing strategic supervision and direction for the Company in order to pursue the primary objective of creating value for the shareholders, with a medium-long term perspective, also taking the legitimate interests of the remaining stakeholders into account, is reserved to the Board of Directors.

For the execution of its resolutions and the management of the company, the Board of Directors may, in accordance with the legal limits, delegate the appropriate powers to one or more Directors who report to the Board of Directors and Board of Statutory Auditors on the activities carried out, the general trend of operations and on the transactions of greatest economic and financial significance concluded by the Company or its subsidiaries.

On 16 April 2014, the Shareholders’ Meeting appointed Giuseppe Recchi Chairman of the Board of Directors.

Following the resignation of the then Chief Executive Officer, Marco Patuano, on 21 March 2016, the Board of Directors appointed Director Flavio Cattaneo as Chief Executive Officer of the Company on 30 March 2016. In the same meeting, the Board of Directors conferred powers on the newly-appointed Chief Executive Officer and reattributed the powers of the Chair of the Company, with some changes.

On 27 April 2016 the Board of Directors appointed Director Arnaud Roy de Puyfontaine to the office of Vice Chairman, without delegated powers.

During 2016 the Company started a process to profoundly reorganise and simplify its organisational structures. The interventions made have resulted in the broadening of controls on the management, with reference to the efficient execution of the assigned tasks, in line with strategic priorities that the company has set itself. The Board of Statutory Auditors has monitored the principal changes in the organisation and supervised the adequacy of the organisational structure with respect to the strategic objectives of the Company, by specific meetings with the Executive Directors, the Head of Human Resources and Organisational Development and the Heads of the individual company departments.

Other information	Report of the Board of Statutory Auditors	452

Given the complexity of the organisational structure of the Company and the Telecom Italia Group, subject, as such, to continuous evolution, the Board of Statutory Auditors believes that the organisational structure of the Company and Group is adequate.

13.	The internal control and risk management system consists of the set of rules, procedures and organizational structures that, through a process of identifying, measuring, managing and monitoring the principal risks, allows the sound, fair and consistent operation of the company in line with the pre-established objectives.

It is organized and operates according to the principles and criteria of the Corporate Governance Code, to which the Company adheres, and involves several components that act in a coordinated way according to their respective responsibilities – the responsibility of the Board of Directors to direct and provide strategic supervision, the responsibility of the Executive Directors and management to control and manage, the responsibility of the control and risk Committee and the Head of the Audit Department to monitor and provide support to the Board of Directors, and the supervisory responsibilities of the Board of Statutory Auditors.

In exercising its responsibilities regarding the internal control and risk management system, the Board of Directors resolved that the Head of the Audit Department, the Group Compliance Officer and the Head of the IT & Security Compliance Department report directly to the Board

The Head of the Audit Department has an adequate level of independence and means suitable for the execution of this function. They are responsible for supporting the management and control bodies in assessing the adequacy, full functioning and effectiveness of the internal control and risk management system and for proposing corrective measures in case of anomalies and/or deficiencies.

Within the scope of its powers of inspection and control, the Board of Statutory Auditors, when it considers it necessary or advisable, assigns tasks on specific topics to the Audit Department and the Compliance Department.

The Head of the Audit Department reports on his work to the Directors in charge of the internal control and risk management system, i.e. the Chairman and the Chief Executive Officer, each with respect to their area of competence, to the Control and Risk Committee and, through the latter, to the Board of Directors, as well as to the Board of Statutory Auditors.

The oversight role of the Head of the Audit Department is directed, in particular, towards expressing an assessment of the capacity of the internal control and risk management system to impact on the actual achievement of the objectives assigned to individual company structures (effectiveness profile), taking account of the rational use of resources for their realization (efficiency profile) in the light of the qualitative/quantitative risk factors present and the probability of their affecting the achievement of those objectives. This oversight is assured through:

(19)	the execution of assurance services (audits and complementary activities – so-called 3rd level controls – aimed at assessing the governance, control and risk management processes) and consultancy services;

(20)	control of the implementation of improvement plans by continuous monitoring and specific follow-up work in cases that are complex and significant to the topics originally analysed.

The Head of the Audit Department also carries out their activities in the subsidiary companies without corresponding audit structures, acting in their interests and reporting to their governing bodies. If subsidiary companies have their own audit departments, the Audit Department of the Parent Company interfaces and collaborates with it, for coordination purposes.

The Board of Statutory Auditors has acknowledged the overall assessment of the internal control and risk management system by the Head of the Audit Department, which is set forth below: “With reference to the specific operating contexts analysed, considering the findings of the analysis of the internal control and risk management system, and having assessed the process of implementation of the improvement actions undertaken by the other control department, also taking account of the assessments of the Audit departments of the Group listed companies (TIMPart and INWIT), it should be noted that no significant elements emerged that could have a negative effect on the overall adequacy and functioning of the Group Internal Control and Risk Management System”.

Other information	Report of the Board of Statutory Auditors	453

The Board of Statutory Auditors shares the assessment of overall adequacy of the internal control and risk management system as formulated by the Audit Department. The Control body, on its part, constantly monitored its effectiveness and monitored the work of the main players in the internal control and risk management system and, in particular, the implementation of risk improvement and mitigation actions identified and, in some cases, prompting further specific interventions to strengthen the controls.

In this context, the Board of Statutory Auditors has held periodic meetings with the Head of the Audit Department, the Group Compliance Officer, the Head of the IT & Security Compliance Function, the executive responsible for preparing the corporate accounting documents and the external auditor.

The Board of Statutory Auditors has engaged and exchanged information with the corresponding control bodies of the principal domestic subsidiary companies, taking note of the assessments that the internal control systems of the domestic Group companies are adequate overall.

The control body has also met, through its Chair, with the Comitê de Auditoria Estatutário of TIM Participações, reviewing the shortcomings raised by its external auditors (cf. paragraph 16) and taking note of the assessment that the internal control system of the Brazilian company is adequate overall. The internal control and risk management system also includes the Organisational Model 231, the organisation and management model designed to prevent the commission of offences that could result in liability for the Company, pursuant to Legislative Decree No. 231/2001.

In fact, Organisational Model 231 is intended to intercept the predicate offences specified in the reference law that could be attributable to the characteristic functioning of the Group.

The Organisational Model 231 has been adopted by domestic subsidiaries of the Group as well as by Telecom Italia, and consists of:

(21)	the Code of Ethics and Conduct of the Telecom Italia Group, which enunciates the general principles (transparency, fairness, loyalty) that guide the Company in the carrying out and management of business;

(22)	the “general principles of internal control”, i.e. the set of tools to achieve the objectives of efficiency and operational effectiveness, reliability of financial and management reporting, compliance with laws and regulations, safeguarding of assets against possible fraud;

(23)	the “principles of conduct”, which consist of specific rules for relations with third parties and for all fulfilments and activities of a corporate nature, and

(24)	the “internal control schemes” that describe business processes at risk of crime, any predicate offences relating to them, the preventive control activities and the behavioural indications aimed at avoiding the related risks.

The Organizational Model 231 is a dynamic instrument, which affects the corporate operation and must, therefore, be constantly checked and updated in the light of the elements that emerged from experience of its application and of the evolution of the regulatory framework. The amendments were drafted by the management committee called the 231 Steering Committee, advised by the Supervisory Board and approved by the Board of Directors of the Company when they were of significant extent.

The Organisational Model represents an integral part of the reference compliance program for the application of foreign anti-corruption legislation such as the US Foreign Corrupt Practices Act and the UK Bribery Act. In this context, a foreign version of the Organisational Model has been defined for adoption by the non-Italian subsidiaries, also taking account of the possible application of similar regulations at local level.

The duties of Supervisory Body are assigned (since 2012) to the Board of Statutory Auditors, which uses a dedicated company structure which is part of the Compliance Department.

The Board of Statutory Auditors oversees the operation and observance of the Organisational Model 231 and reports to the Board of Directors on the oversight and verification activities which it has performed and the corresponding outcomes.

Other information	Report of the Board of Statutory Auditors	454

During 2016, the Board of Statutory Auditors formally approved the proposed revision of the Group anti-corruption policy intended to update and refine the document in light of the evolution of best practice, as well as of regulatory changes, domestic and international.

The Board of Statutory Auditors expresses an opinion of conformity of the Organisational Model 231 adopted by the Company with the reference legal framework.

The Telecom Italia Group has adopted an Enterprise Risk Management Model (ERM) which enables risks to be identified, assessed and managed in a homogenous way within the Group companies, highlighting potential synergies between the players involved in the assessment of the internal control and risk management system. The ERM process is designed to identify potential events that may impact on business activity, to manage the risk within acceptable limits and to provide reasonable assurance of the achievement of the objectives.

The process is guided by the ERM Steering Committee, which assures governance of Group risk management, aimed at guaranteeing the operational continuity of the business, monitoring the effectiveness of the countermeasures adopted.

During 2016 oversight of the Enterprise Risk Management process was reassigned to the Security area, with the Risk Management Department, which reports directly to the Head of Security. The intervention revised a major component of the internal control system with the aim of, on the one hand, strengthening the independence of Enterprise Risk Management, and, on the other, promoting integration between complementary activities responsible for identifying and monitoring business risks.

The control body has ascertained that, on 3 February 2017, the Board of Directors defined the risk that was acceptable for the Group (Risk Appetite) and the acceptable levels of deviation from the principle company objectives (Risk Tolerance).

On the question of transactions with related parties, the Board of Statutory Auditors would point out that the company procedure, drawn up in compliance with Consob Regulation no. 17221 of 12 March 2010 and adopted in November 2010, was last updated in March 2016. In particular, references to the undertakings given at the time to the Brazilian regulatory authorities (Anatel and CADE) have been eliminated and, at the suggestion of the Board of Statutory Auditors, some changes have been made to the part relating to the dispensation of intra-group operations from application of Consob Regulation no. 17221/2010. It has in fact been specified that the presence of a significant interest of the related third party excludes beneficial treatment, where a “significant interest” is meant as a shareholding of the related third party in the capital of the related intra-group party that exceeds 5% of said capital.

The Board of Statutory Auditors has monitored compliance of the procedure adopted by the Company with provisions of law and regulations and its effective implementation and its actual functioning.

Also following the critical aspects highlighted by the sanctions imposed on the Company by the industry regulators, the Board of Statutory Auditors has monitored the evolution of the new equivalence model, and verified that continuous and progressive improvement of the performance of the provisioning and assurance processes is underway. The Board of Statutory Auditors will continue to monitor the ongoing transformation process to assure wholesale access to the TIM fixed network by the company Retail departments and the Other Licenced Operators happens under the same terms and conditions, using the same organisation and the same processes and IT systems.

14.	Telecom Italia has adopted the Internal Control - Integrated Framework model (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as its reference framework for the definition and assessment of its internal control system, with particular reference to the internal controls for the preparation of the financial statements.

The Board of Statutory Auditors evaluated and supervised the adequacy of the administrative and accounting system of the Company and its reliability to fairly represent operations, also by collecting information from Company management, examining company documents and analysing the results of the activities undertaken by the External Auditor.

The Board of Statutory Auditors acknowledged the statements issued by the Chairman, Chief Executive Officer and the Manager responsible for preparing the corporate accounting documents of Telecom Italia S.p.A. concerning the adequacy in relation to the characteristics of the company and the actual application during 2016 of the administrative and accounting procedures for the preparation of the financial statements and the consolidated financial statements.

Other information	Report of the Board of Statutory Auditors	455

On the question of goodwill impairment test, the Board of Statutory Auditors observed that in Telecom Italia it is applied in a consolidated and structured way, coordinated by the Administration, Finance and Control Department, with the intervention of independent external experts of acknowledged professional expertise. The implementation of the process is also analysed and discussed in special joint meetings of the Control and Risk Committee and Board of Statutory Auditors, that precede the Board of Directors meetings to approve the financial reports to which the impairment test must be applied.

The Board of Statutory Auditors has checked that the impairment test procedure applied to the 2016 financial statements was conducted in terms coherent with the procedure approved by the Board of Directors on 4 November 2016 and with the applicable IFRS standards.

For a more detailed analysis, the Board of Statutory Auditors refers to the explanations given in the “Goodwill” Note to the consolidated financial statements as of 31 December 2016 of the TIM Group.

Regarding the provisions of article 36, subsection 1, letter c, ii) of the Market Regulations (conditions for the listing of shares of controlling companies and of companies registered in and regulated by the laws of States that are not members of the European Union), the Board of Statutory Auditors has not ascertained facts and circumstances that would indicate that the administrative-accounting system of the controlled companies is not adequate to ensure that the data on the revenues, finances and assets of the companies needed for the preparation of the consolidated financial statements regularly reaches the management and auditor of the controlling company. Finally, the Board of Statutory Auditors monitored the financial disclosure process including through the collection of information from the Company’s management.

15.	The Board of Statutory Auditors believes that the instructions imparted by the Company to its subsidiaries, pursuant to art. 114, section 2 of the CLF, are adequate to comply with the obligations regarding communication established by the law. In this respect it should be noted that the Company regulates the flow of information it receives from its subsidiary companies on transactions of particular impact, with specific procedures.

After EU Regulation 596/2014 (the “Market Abuse Regulation” or MAR) came into force in July 2016, the Board of Directors, on 3 February 2017, notwithstanding the non-completion of the Italian regulatory framework, approved the replacement of the Procedure for the internal management and disclosure to the public of inside information (adopted on 5 August 2014) and its replacement with the new inside information and insider dealing Procedure, currently being deployed.

The procedure will also apply as an instruction to all subsidiaries in order to obtain from them, without delay, the information necessary for the timely and proper fulfilment of the public disclosure obligations. The procedure, which also disciplines the maintenance of the register of persons having access to inside information, has been affected by the adoption of a new IT support application.

The Board of Statutory Auditors has continuously monitored the application of the procedure for the management and disclosure to the public of sensitive information, through specific interviews with the management and requests for information and documentation.

From the checks of the correct application of the company procedure, the Board of Statutory Auditors ascertained that, with respect to some projects entered in the register, the persons informed had not signed the confidentiality agreement, and ensured that the management and most recently the Executive Directors, were made aware of the need for rigorous respect of the instructions in the procedure. These circumstances were reported to Consob.

16.	The Board of Statutory Auditors has ascertained, from information obtained from Independent Auditor PricewaterhouseCoopers and from the management of the Company, that the IAS/IFRS principles, and the other legal and regulatory provisions that apply to the preparation and presentation of the separate financial statements, the consolidated financial statements and the accompanying report on operations are complied with.

The Board of Statutory Auditors acknowledges that, from the report issued, pursuant to article 19, subsection 3, of Italian Legislative Decree 39 of 27 January 2010, on the year that ended on 31

Other information	Report of the Board of Statutory Auditors	456

December 2016 by PricewaterhouseCoopers S.p.A., there emerged “significant difficulties, significant uncertainties, disagreements with the company senior management or findings” during the external audit, while two significant shortcomings have been identified in the internal control system on the financial reporting of TIM Participações. Firstly, in the context of contracts for revenue sharing with suppliers of added value content, the controls to ensure that the company procedure for agreeing contracts with suppliers were found to be weak. Secondly, after the check procedures instituted on the controls on critical accesses in SAP, users were identified with accesses to certain functions without adequate monitoring of the activities they were undertaking. These weaknesses were reported by the external auditor to the Board of Statutory Auditors, which will continue to carefully monitor the initiatives implemented to remedy the shortcomings found.

17.	The Board of Statutory Auditors has supervised the arrangements for the concrete implementation of the rules of corporate governance required by the Corporate Governance Code of Borsa Italiana recently amended in July 2015, to which the Company adheres. In its meeting of 26 July 2016, the Board of Directors carried out some maintenance interventions on the text of the Corporate Governance Principles adopted in December 2012.

In particular, it should be noted that Telecom Italia has adopted the criteria established by the Corporate Governance Code of Borsa Italiana for qualifying Directors as independent.

Following the appointment of Flavio Cattaneo to the office of Chief Executive Officer, on 30 March 2016 the Board of Directors ascertained that he no longer met the independence requirements pursuant to the CLF and the Corporate Governance Code and that he was therefore qualified as non-independent executive director.

In its meeting on 3 February 2017, the Board of Directors checked that its members continued to meet the requirements for independence and took due note (i) that Directors Benello, Calvosa, Cattaneo, Cioli, Cornelli, Gallo, Herzog, Kingsmill, Marzotto and Valerio possessed the requirements of independence, pursuant to the Corporate Governance Code, and (ii) the same Directors, plus Mr Fitoussi possessed the requirements of independence pursuant to the Consolidated Law on Finance. The market was informed of the outcome of this verification.

On 15 February 2017, the Board of Directors checked that the criteria and ascertainment procedures adopted by the Board of Directors to assess the independence of its members were correctly applied. On the same date, the Board of Statutory Auditors checked that each of its own members continued to meet the requirements of independence pursuant to art. 148, subsection 3 of the CLF and the Corporate Governance Code, and that they continued to meet the professional parameters set out in art. 19, subsection 3 of Legislative Decree No. 2010/39 (as amended by Legislative Decree No. 135 of 17 July 2016.

The Board of Statutory Auditors checked the independence of the external auditor PricewaterhouseCoopers, in accordance with the provisions of article 19, subsection 1, lett. d) of Legislative Decree No. 39 of 27 January 2010, also acquiring the declaration from the external auditor as specified in article 17, subsection 9, letter a) of said decree.

The Board of Directors also has subcommittees comprising a Control and Risk Committee, a Nomination and Remuneration Committee, and, since July 2016, a Strategy Committee. Each board subcommittee is disciplined by its regulations approved by the Board of Directors on 5 August 2014 and, for the Strategy Committee, on 26 July 2016 (documents available for consultation on the website www.telecomitalia.com section About Us - Governance System/Regulations channel).

The Control and Risk Committee comprises non-executive Directors, the majority of whom are independent directors, with at least one Director from a minority slate. At least one member of the Control and Risk Committee shall possesses adequate expertise in accounting and finance or risk management. Without prejudice to the tasks attributed to it by the Corporate Governance Code, the Committee:

(25)	provides high-level supervision related to corporate social responsibility, monitoring the consistency of the actions performed with the principles laid down by the Code of Ethics of the Group and the values of Telecom Italia;

(26)	monitors observance of the Company’s corporate governance rules, the evolution of rules and best practice in the field of controls, corporate governance and corporate social responsibility, also with a view to proposing updates to the internal practices and rules of the Company and the Group;

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(27)	performs other duties assigned to it by the Board of Directors.

The Nomination and Remuneration Committee comprises non-executive Directors, the majority of whom are independent directors, with at least one Director from a minority slate. At least one member of the Nomination and Remuneration Committee possesses adequate expertise in financial matters or remuneration policies. Without prejudice to the tasks assigned by the Corporate Governance Code to the remuneration committee and to the nomination committee, the Nomination and Remuneration Committee:

(28)	oversees the succession plan for Executive Directors, and monitors the updating of the company management replacement lists, prepared by the Executive directors;

(29)	establishes the procedure and period for the annual evaluation of the Board of Directors;

(30)	proposes the criteria for allocating the total annual compensation established by the Shareholders’ Meeting for the whole Board of Directors;

(31)	performs other duties assigned to it by the Board of Directors.

The Strategy Committee is composed of the Chair of the Board of Directors and the Chief Executive Officer (who ensure its coordination with the management of the Group), as well as non-executive directors with expertise in technology, organizational strategies and corporate finance. The Committee carries out the duties of a fact-finding and consulting nature attributed to it by the Corporate Governance Principles. In particular:

(32)	assure support on matters of strategic importance;

(33)	at the request of the Chairman of the Board of Directors and the Chief Executive Officer, and in coordination with the prerogatives of their respective offices and powers, carry out preliminary assessments on the strategic choices of the Group;

(34)	provide opinions and formulate recommendations on business plan proposals to bring to the Board of Directors.

The Board of Statutory Auditors monitored the activities performed by the Control and Risk Committee during 2016 in joint meetings or by the attendance of at least its Chairman or a Statutory Auditor designated by the Chairman at their meetings. The Board of Statutory Auditors also monitored the activities performed by the Nomination and Remuneration Committee and the Strategy Committee by the attendance of its Chairman or a Statutory Auditor designated by the Chairman at their meetings.

The point of reference and coordination for the issues and contributions of the independent Directors and the non-executive Directors in general is the Lead Independent Director, a role currently held by Mr. Davide Benello. He also has the right, inter alia, to convene special meetings of the Independent Directors only (Independent Directors’ Executive Sessions) to discuss issues affecting the functioning of the Board of Directors or the management of the business.

See the Report on the corporate governance and share ownership of Telecom Italia S.p.A. for the 2016 financial year for further detailed information on the corporate governance of the Company, which the Board of Statutory Auditors evaluates positively.

18.	In June 2016 the Board of Statutory Auditors started an analysis to check if the conditions existed to qualify Vivendi as the controlling shareholder of Telecom Italia, pursuant to the provisions on transactions with related parties in art. 2359 of the Italian Civil Code and art. 93 of the CLF. During its investigation, which the Board of Statutory Auditors had notified to Consob, a legal opinion was also obtained from an independent consultant.

The Board of Statutory Auditors reached its conclusions after it had carried out in-depth review of the complex issue.

After the analysis promptly carried out and formally submitted to Consob, on 20 January 2017 - also in response to a request for information from the latter received on 15 December 2016 - and to the Company, the Board of Statutory Auditors, firstly, and unanimously, decided that the conditions to qualify Vivendi as controller of Telecom Italia pursuant to and for the purposes of art. 2359, subsections 1 and 2, of the Italian Civil Code, and of art. 93 of the CLF were not fulfilled. This opinion appears to correspond to the reference legal framework, as interpreted by the prevailing legal opinion and case law, also taking account of the indicators of relevance identified by Consob. However, the Board of Statutory Auditors continued to monitor the situation, and will continue to do so, to assess if the conclusions it reached at that time might and should be changed in light of the changes of circumstances of law and/or fact.

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Secondly, and in contrast, the Board of Statutory Auditors, with a resolution passed by a majority of its members, ascertained that the conditions to qualify Vivendi as the controlling shareholder of Telecom Italia for the purposes of the Consob regulations on the subject of transactions with related parties and, in consequence, to deem it necessary to change the categorisation of Vivendi’s relationship to Telecom Italia from notable influence to control. On this point, a majority of the members of the Board of Statutory Auditors were of the opinion that the combination of different legal and de facto circumstances reasonably supported the view that Vivendi could be qualified as the controlling shareholder of Telecom Italia for the purposes of the regulations on transactions with related parties. More precisely, a set of facts and circumstances, systematically assessed, led them to affirm that Vivendi has the power to determine, stably and with reasonable certainty of existence, the financial and operational policies of Telecom Italia in order to obtain benefits from its activities.

In formalising its conclusions for Consob, the Board of Statutory Auditors asked it - as regulator with responsibility for the supervision of the implementation of the regulation on transactions with related parties and, more generally, the promotion of interpretive certainty - to in its turn review its conclusions regarding the declaration made by the Board of Statutory Auditors itself, regarding the change in the relationship between Vivendi and the Company from one of notable influence to one of control.

On 23 March 2017 the Board of Directors decided that it did not need to proceed to requalify the relationship between Vivendi and TIM from one of notable influence to one of control, and thus disagreed with the conclusions reached by the Board of Statutory Auditors. In consequence, the supervisory body communicated the non-requalification, pursuant to art. 149, subsection 3, of the CLF, and the non-updating of the scope of the mapping of TIM’s related parties, and the risk that in the future transactions would not be qualified as of major relevance that would not be classified as such by virtue of the continuation of the qualification of the relationship between Vivendi and TIM as one of notable influence.

No significant facts that should be mentioned in the Report to the Shareholders’ Meeting have emerged from the further supervision and control activities carried out by the Board of Statutory Auditors, as described above, except for the issues encountered during the procedure adopted by the Company for the approval of the compensation package for the Chief Executive Officer appointed by the Board of Directors on 30 March 2016, as already mentioned in last year’s report.

In particular, the Board of Statutory Auditors,

(35)	while taking into account and agreeing that the procedure for the appointment needed to be carried out and concluded in a short space of time, considers that the Nomination and Remuneration Committee and the Board of Directors were not provided with full and adequate information suitably in advance, as provided for under art. 7, subsection 1, letter c) of the aforementioned Consob Related Party Regulations;

(36)	Considers that the Nomination and Remuneration Committee did not provide the Board of Directors with an adequately reasoned opinion - pursuant to art. 7, subsection 1, letter a) of the above Regulation and art. 35 of the Telecom Italia Procedure for performing transactions with related parties - on the Company’s interest in performing the transaction on the advantage and substantial correctness of the related conditions.

The Board of Statutory Auditors reports that no observations or problems have emerged from its analysis of the information flows received in relation to the activity carried out by the control bodies of the subsidiary companies or the representations the external auditor has made in its reports on said subsidiaries.

Equally, no observations or problems have emerged from the review of the reports of the external auditor and the Boards of Statutory Auditors of Inwit S.p.A., Olivetti S.p.A. and Telecom Italia Sparkle S.p.A. pursuant to and for the purposes of article 153 of the CLF, article 2429, second subsection, of the Italian Civil Code and article 14 of Italian Legislative Decree no. 39 of 27 January 2010.

Other information	Report of the Board of Statutory Auditors	459

Finally, the Board of Statutory Auditors examined the external auditor’s reports on Tim Participações S.A. on the financial statements at 31 December 2016, which contained no observations or remarks.

19.	Having acknowledged the 2016 financial statements of TIM, the Board of Statutory Auditors had no objections to formulate on the proposed resolution presented by the Board of Directors on the payment to savings Shareholders of the privileged dividend in the amount of 0.0275 euros per savings share, gross of legal withholdings.

The mandate of the Board of Directors appointed by the Shareholders’ Meeting of 16 April 2014, subsequently supplemented by the Shareholders’ Meeting of 15 December 2015, expires with the approval of the financial statements for the year ending 31 December 2016. The Board of Statutory Auditors invites the Shareholders to provide for renewal of the Board of Directors.

Milan, 13 April 2017

For the Board of Statutory Auditors
the Chairman
Roberto Capone

Other information	Report of the Board of Statutory Auditors	460

MOTIONS FOR RESOLUTIONS

SHAREHOLDERS’ MEETING OF TIM S.p.A.

May 4, 2017: ordinary and extraordinary shareholders’ meeting – single call

Medium

Ordinary session

(5)	Financial statements as at December 31, 2016 - approval of the documentation on the financial statements - distribution of A privileged dividend to savings shares - related and consequent resolutions

(6)	Report on remuneration - resolution on the first section

(7)	Appointment of the Board of Directors - resolution on the first section

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2016 – APPROVAL OF THE FINANCIAL STATEMENTS DOCUMENTATION - DISTRIBUTION OF A PRIVILEGED DIVIDEND TO SAVINGS SHARES - RELATED AND CONSEQUENT RESOLUTIONS

Dear Shareholders,

the year 2016 marks the return of the Company’s financial statements to profit, following a progressive recovery over the course of the year, in line with a general trend of improvement in the various economic and operational indicators. The draft financial statements presented for the approval of the Shareholders’ Meeting show a net profit of 1,896,619,218.89 euros, for an analysis of which please refer to the report on operations.

As per the dividend policy already announced, the proposal is to limit the remuneration of the share capital to the payment solely of the privileged dividend to savings shares, as per Bylaws (5% of 0.55 euro per share), allocating 165,764,271.73 euros to distribution. The remaining profit, net of the allocation to the legal reserve (which has reverted to being less than a fifth of the total capital, due to the maturity on 15 November 2016 of the convertible mandatory bond and its conversion to ordinary TIM shares named “€1,300,000,000 6.125 per cent. Guaranteed Subordinated Mandatory Convertible Bonds due 2016”, issued by Telecom Italia Finance S.A.), will be carried forward.

The dividend will be paid to the entitled parties based on the evidence in the share deposit accounts at the end of the record date of 20 June 2017, starting from the coming 21 June 2017, while the coupon date will be 19 June 2017.

In view of the above, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of TIM S.p.A.,

•	having examined the annual financial report of TIM S.p.A.;

•	having taken account of the current amount of the legal reserve;

•	having taken note of the reports by the Board of Statutory Auditors and the independent auditor PricewaterhouseCoopers S.p.A.,

resolved

1.	to approve the financial statements of TIM S.p.A. for the year 2016;

2.	to allocate to the legal reserve 5% of the profit for the year;

3.	to pay savings Shareholders the privileged dividend in the amount of 0.0275 euros per savings share, gross of the withholdings required by law, which will be applied to the number of savings shares that they own at the record date;

4.	to make the dividend payable starting on 21 June 2017, with a coupon date of 19 June 2017 (record date 20 June 2017);

5.	to carry forward the residual profits.

Other information	Motions for resolutions	461

REPORT ON REMUNERATION - RESOLUTION ON THE FIRST SECTION

Dear Shareholders,

pursuant to article 123-ter of Legislative Decree no. 58 of 24 February 1998, a remuneration report has been prepared for the Shareholders’ Meeting to be held on 4 May 2017, divided into two sections:

•	the first sets out the Company’s policy regarding the remuneration of directors and key managers with strategic responsibilities, with reference at least to the 2017 financial year;

•	the second provides a report on the items that make up the remuneration of the subjects mentioned above, with a detailed presentation of the compensation paid to them in the 2016 financial year.

You are called on to express your opinion of the first section of the report, with a resolution that is not legally binding.

In view of the above, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of TIM S.p.A.,

•	given the applicable legal provisions regarding the report on remuneration;

•	having acknowledged the non-binding nature of the resolution required,

resolved

to approve the first section of the remuneration report.

APPOINTMENT OF THE BOARD OF DIRECTORS – RELATED AND CONSEQUENT RESOLUTIONS

Dear Shareholders,

The mandate of the Board of Directors appointed by the Shareholders’ Meeting of 16 April 2014, subsequently supplemented by the Shareholders’ Meeting of 15 December 2015, expires with the approval of the financial statements for the year ending 31 December 2016.

As is standard practice, the outgoing Board of Directors leaves it entirely to the shareholders to propose candidates (refraining from putting forward a slate of its own) as well as the related additional proposals, concerning the composition (established most recently by the Shareholders’ Meeting of 25 May 2016 to be 16 members, due to the non-replacement of a Director who resigned), term of office and compensation.

With reference to the profiles submitted to shareholders, a number of considerations are made below which we recommend you take into account in preparation for the Shareholders’ Meeting.

The renewal of the Board of Directors submitted for approval by the Shareholders’ Meeting is the first to be governed by the rules introduced in the Company Bylaws in 2015, which made significant innovations in this respect, as shown below.

The provision regarding the composition of the body remains unchanged at between 7 and 19 Directors. Over the past three years, the Board has increased from 13 to 17 members and then dropped back to 16 members, which – based on the evidence of the Board Review – has proved adequate for the efficient management of the board, ensuring the necessary diversity and a convenient mix within the Board. Based on the internal organisational structure the Board of Directors has established, which provides for the presence of three standing committees (Strategic Committee, Control and Risks Committee, Nomination and Remuneration Committee), the Board of Directors is favourable to a potential reduction in the number of Directors down to 13, while confirming the proper operation of the body with the existing composition of 16 members. Indeed, this numerical structure appears to serve operational needs, as it can allow the necessary structure in the full board, in terms of different professional skills and previous experience, and therefore added value which the collegiality of the board can contribute, and at the same time it is compatible with the need for despatch and efficiency in its proceedings.

The size of the remuneration (which we suggest should be fixed as a total amount, net of remuneration for special responsibilities, leaving it to the Board to establish the methods of distribution among its members, based on the distribution of work according to the internal organisation the Board of Directors wishes to establish) must be commensurate with the size of the body. It should be recalled

Other information	Motions for resolutions	462

that the amount authorised will in any event represent a maximum, which in the course of the last three years was never used in full, but whose availability ensured flexibility in terms of the possibility of reviewing and changing decisions and structures over time, facilitating adaptation to changed circumstances, which certainly represents an opportunity of far from negligible value to safeguard the efficiency and efficacy of the Board. It should also be recalled that, according to the Bylaws, the Directors of TIM are entitled to reimbursement of expenses incurred in the exercise of their functions; the Company adopts the policy of aligning these with the provision made for top management. For completeness, it should be noted that members of the Board benefit from civil liability (professional risks) insurance, drawn up as a “claim first made” policy, which is renewed annually and covers all managers and members of the management bodies of the companies of the Group (Parent Company and subsidiaries).

The complexity of the Company suggests that, in principle, the length of the mandate should be confirmed as a three year term, which is the maximum allowed by the law, in other words until the approval of the financial statements as at 31 December 2019.

Coming finally to the candidatures to be put forward for the office of Director, it is worth providing a brief summary of the rules laid down by the law and the Company Bylaws (which may be found at www.telecomitalia.com) governing the presentation of slates, as well as the appointment mechanisms at the meeting itself.

Slates may be presented by (besides the outgoing Board) shareholders holding at least 0.5% of the capital with voting rights: each shareholder may present or contribute to the presentation of only one slate. Slates (accompanied by acceptances of candidature by the individual candidates, personal declarations attesting possession of the prescribed requirements and any other declaration required by the applicable regulations, as well as a curriculum vitae) must be filed not later than 25 days prior to the (first) call of the shareholders’ meeting (therefore by Sunday 9 April 2017), while the time-limit for receipt by the Company of communications from intermediaries, proving the possession of shares the day the slate is filed, is 21 days before the Shareholders’ Meeting (therefore Thursday 13 April 2017).

Composition requirements for slates are (i) the presence of independent candidates as per the relevant requirements as set forth by law and/or the Corporate Governance Code, so that at least half of the members drawn from each slate possess the relevant requirements and, in the event that the number of candidates is three or above, (ii) the presence of candidates of both genders, so that the candidates of the less represented gender make up at least a third of the total (with rounding up to the next higher number in the case of a fractional number). Furthermore, according to the provisions of TIM’s Corporate Governance Principles, (which may be found at www.telecomitalia.com), acting as a director of the Company is not considered compatible with being a director or statutory auditor in more than five companies (other than those under the management or coordination of TIM or controlled by or affiliated to TIM) which are listed companies included in the FTSE/MIB index and/or operate principally in the financial sector dealing with the public, and/or companies that perform banking or insurance activities; where executive offices are concerned in companies with the characteristics listed above, the limit is reduced to three. If a Director holds office in more than one company belonging to the same Group, only one appointment held within that Group shall be taken into account when calculating the number of appointments. There are, however, no age limits for candidates nor limits to the number of mandates, nor are there any professional requirements.

2/3 of the seats (with rounding down to the next whole number) are assigned to the slate which obtains the most votes (the “majority slate”), according to the order in which the candidates are listed, and the remainder to the “minority slates”, according to the “quotients method”: (i) a single ranking of all the candidates on the various slates, based on the assigned quotients, obtained by dividing the number of slate votes by the corresponding position number of the candidate in the particular slate, and (ii) the appointment, in order, of the candidates with the highest quotients. Moreover:

•	at least half of those elected from each slate (with rounding up to the nearest whole number) must possess the requirements for independence, with a repêchage mechanism within the same slate and, as an alternative, an absolute majority vote in the Shareholders’ Meeting;

•	at least a third of the Board as a whole (with rounding up to the nearest whole number) must be made up of directors of the less represented gender, with a substitution and repêchage mechanism within the majority slate, and recourse to independent candidates if the candidate to be replaced is classified as independent. In the absence of candidates of the said gender (possessing, if necessary, the requirements for independence) on the majority slate, the last elected candidates of the more represented gender must be replaced, by a separate absolute majority vote of the Shareholders’ Meeting;

Other information	Motions for resolutions	463

•	at least one Director must be appointed from the minority slate which obtained the largest number of votes and is not connected with the shareholders who presented or voted for the slate which came first by number of votes. Consob recommends that everyone presenting a minority slate should submit a declaration of absence of connection with the controlling or relative majority shareholder (currently: Vivendi S.A.).

In the light of the rules summarised above, the outgoing Board of Directors considers that this resolves the matter not only of gender balance (as per law), but also of the independence of the Board as a whole, and in general the pluralism of the constituencies invited to put forward their candidatures and, by their votes, to appoint the Company’s Directors; and thus that the interests of all the shareholders are considered.

As for the quality of the candidates and the professional, cultural and experience mix considered to be best for proper and effective operation, in light of the Board Review carried out, the Board believes it would be useful to strengthen business experience (e.g. in the digital sector and in products, markets and the retail sector) and managerial experience (ideally in a senior position), while it believes the current composition, in terms of legal expertise, organisational, control and risk management matters, to be adequate. In view of the complexity of the sector and TIM’s peculiar corporate situation, it recommends making the most of the knowledge gained in the field by the board members presently in charge.

In terms of background, it believes that preference should be given to managerial history, ideally combined with prior experience on boards of listed companies. An international perspective is useful, but above all it is important there is an equilibrium between the various members that will ensure an internal dialogue, without being detrimental to the Board’s efficiency of operation: specialist individual skills must not work to the detriment of the functionality of the decision-making process of the Board as a whole, and can anyway be contributed by internal structures or, if need be, by external consultants, while it is essential to have an open attitude to discussion and a willingness (and time) to work within a body whose modus operandi is based on the principle of collegiality. Finally, it should be remembered that in light of the company’s activity, it is advisable for the members of the administrative body to individually possess the requisites to sign contracts with government bodies and to undertake activities under an authorisation regime.

As in the past, the Board’s recommendation, for an orderly, functional and informed selection process for new Directors, is completeness and transparency in the presentation of the personal characteristics of the candidates and in the representation of their relations, in the broad sense, with the Company (and its subsidiaries), the relative majority shareholder, those who present the slate, and the external auditor. It is desirable that the curricula should give a substantial picture of the candidates’ characteristics, above all with reference to the suggested requirements, and in any event highlighting the important aspects for enabling the potential contribution that the candidates might make to the activities of the Board of Directors to be assessed. Regarding the candidates qualifying as independent, it is advisable that the considerations underlying their qualification should be set out, to allow the shareholders and the market to form an autonomous opinion of this specific aspect. It is also advisable to consider and report in detail any activities undertaken by the candidates through companies over which they exercise control or in which they hold a significant stake or in which they qualify as strategic key managers, or through professional associations of which they are members, with TIM (and its subsidiaries), and the majority shareholder, the remaining major shareholders, those who submit the slate, the corresponding management, both executive and with strategic responsibilities, and the network of the external auditor

In view of all this, the outgoing Board of Directors of TIM S.p.A., in preparation for the Shareholders’ Meeting for appointing the new governing body, recommends that shareholders should:

•	timely exercise their rights to submit slates of candidates for the office of Directors of the Company granted to them by the law and the Company Bylaws;

•	consider the suggestions and assessments made above regarding the composition of the slates of candidates;

Other information	Motions for resolutions	464

•	present, together with the slates, reasoned proposals regarding the number, period of office and compensation of the proposed Directors, again considering the recommendations made above.

Other information	Motions for resolutions	465

GLOSSARY

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

2G (second-generation Mobile System)

Second-generation protocols using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These protocols support voice and limited data communications. 2G networks technology offer auxiliary services such as data, fax and SMS. Most 2G protocols offer different levels of encryption.

3G (third-generation Mobile System)

Third-generation wireless service, designed to provide high data speeds, always-on data access, and greater voice capacity. 3G networks allow the transfer of both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G and, 3G networks technology enable full motion video, high-speed Internet access and video-conferencing. The standards of the 3G technology include UMTS, based on WCDMA technology (quite often the two terms are often used interchangeably) and CDMA2000.

4G (fourth-generation Mobile System)

Fourth-generation protocols that are designed to provide, in addition to the usual voice and other services of 3G, mobile broadband Internet access, for example to laptops with wireless modems, to smartphones, and to other mobile devices. Potential and current applications include mobile web access, IP telephony, gaming services, high-definition mobile TV, video conferencing and cloud computing applications.

5G (fifth-generation Mobile System)

5G indicates the fifth generation of mobile network that will be introduced on market starting in 2020. At worldwide level, the ITU Commission (International Telecommunication Union) began to set out the first Standards on 5G future connectivity and the first field trials will launched in 2018, during the Olympic Winter Games .

The main elements of the 5G network will be:

•	bit-rate significantly higher than 4G (capacity up to 10 Gbit/ s) to ensure greater efficiency and quality of service, such as video download and live streaming;

•	possibility of connecting simultaneously to hundreds of thousands of objects (Internet of Things): wearable technologies, automatic systems for traffic control, assisted driving for vehicles, home automation.

•	ultra-low latency (high speed in data transmission in the order of milliseconds);

•	ability to connect moving vehicles at higher speeds.

Access charge

Amount charged by national operators for the use of their network by operators of other networks. Also known as an “interconnection charge”.

ADS (American Depositary Shares)/ ADR (American Depositary Receipt)

Equity shares used for the listing of TIM ordinary and savings shares on the NYSE (The New York Stock Exchange). Each ordinary ADS corresponds to 10 TIM ordinary shares.

ADSL (Asymmetric Digital Subscriber Line)

Technology that, through a modem, transforms the traditional copper fixed line into high-speed digital connection for the transfer of multimedia data. ADSL is an asymmetrical technology used to achieve broadband transmission.

Analog

An old transmission technology which is not digital, e.g., the representation of voice, video or other not in digital form.

ATM

A network protocol through which the transfer of data is achieved using the encapsulation of fixed length (53 bytes) data units, called cells, instead of variable-length packets as is the case in packet-switched networks .

Backbone

Portion of the telecommunication network that supports long-distance connections which aggregates large amount of traffic and from which the connections for serving specific local areas are extended.

Bit-stream access

Wholesale interconnection services which consist in the supply by a dominant telecommunications operator (incumbent) of access transmission capacity between an end customer and an interconnection point of another operator (OLO) that wants to offer broadband services to their end customers.

Broadband services

Broadband includes network technologies to achieve a transmission speed of 2 Mbit/s. These speeds are made available on both the copper fixed-line, through ADSL technology, and mobile network, starting from third generation systems. Broadband services include voice and data. Data services comprise high speed internet access, interactive video and audio files, point to point and multi point video services (video calling and video conferencing), video on demand (download and streaming) and television programs.

Broadcast

Simultaneous transmission of information to all nodes and terminal equipment of a network.

BSC (Base Station Controller)

Control node of the 2G radio access network and interface with the MSC switching exchange. It has the task of supervising and controlling radio resources, both during the phase when a call or a data connection is being set up and during the maintenance phase.

BSS (Business Support System)

The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases.

BTS (Base Transceiver Station)

Radio base station which sends the GSM radio signal via antenna to cover an area (cell) and coordinates one or more radio transceivers (TRX).

Bundle

Commercial offer including multiple telecommunications services (voice, broadband internet, IPTV, other) by an operator under the same brand. Bundle Dual Play offer includes fixed telecommunication services and broadband Internet; bundle Triple Play offer is the “bundle dual play” integrated with IPTV; bundle Quadruple Play offer is the “bundle triple play” integrated with mobile telecommunication services.

Carrier

Company that makes available the physical telecommunication network.

Carrier Aggregation

Technology used in 4G mobile network which functions by aggregating more radio carriers to increase the transmission speed.

CDMA (Code Division Multiple Access)

CDMA is a channel access method used in radio communication for transmission between a mobile phone and a radio base station. First radio systems based on CDMA were developed by Qualcomm, and commercially introduced in 1995. It enables the simultaneous transmission and reception of several messages, each of which has a coded identity to distinguish it from the other messages.

CDP (Carbon Disclosure Project)

International initiative that encourages companies to focus on the management of the risks and opportunities emerging from climate change.

Cell

Geographical portion of territory illuminated by a radio base station

Cellular

A technique used in mobile radio technology to use the same spectrum of frequencies in one network multiple times. Low power radio transmitters are used to cover a “cell” (i.e., a limited area) so that the frequencies in use can be reused without interference for other parts of the network.

Channel

The portion of a communications system that connects a source to one or more destinations by means of transmission medium and optical, electric, electromagnetic signals

Closed User Group

Groups of customers who can only make calls and receive calls or messages from members within the group and can have dedicated pricing

Cogeneration

Cogeneration is the combined production of electrical (or mechanical) energy and useful heat from the same primary source. By using the same fuel for two different purposes, cogeneration aims at a more efficient use of primary energy, with associated cost savings especially in production processes where there is a strong overlap between the use of electricity and heating.

Community

A group of people who have something in common and communicate via Internet (i.e. via social network).

Co-siting

Agreements to share technological sites (for Telecommunications, specifically, sites of access to the network and passive infrastructure) by several operators in order to achieve a more efficient use of network infrastructure in urban and rural areas.

CO2 - Carbon Dioxide

Carbon dioxide is one of the major greenhouse gases. It is linked to industrial processes and is the product of combustion especially as the result of the use of fossil fuels.

CPS (Carrier Pre-selection)

Permits a customer to pre-select his Telecommunication Operator without dialing an identifying code.

Digital

A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks are rapidly replacing the older analog ones. They allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

Digital divide

The gap between people with effective access to digital and information technology and those with very limited or no access at all. The term encompasses among other things: gaps in ownership of or regular access to a computer, or internet access due to being located in geographical areas with no broadband connectivity

DSLAM (Digital Subscriber Line Access Multiplexer)

DSLAM denotes telecommunications equipment able to process digital signals of various clients and multiply them in a data link to the nodes of the Internet.

Dsl Network (Digital Subscriber Line Network)

A network built on existing telephone lines with DSL technology devices which use sophisticated modulation schemes to pack data onto copper wires for connections from a telephone switching station to a home or office.

DTT (Digital Terrestrial TV)

Digital Terrestrial Television Broadcasting is a type of broadcasting technology that provides a more effective way of transmitting television services using a digital system instead of the existing analogue system.

DVB-H (Digital Video Broadcasting-Handheld)

DVB-H is a standard for the transmission of digital video optimized for mobile devices.

DWDM (Dense Wavelength Division Multiplexing)

This is a technology for multiplying and transmitting optical signals with different wavelengths along a single optical fiber contemporaneously.

EDGE (Enhanced Data for GSM Evolution)

Technology that increases the speed of data transmission of the GPRS the standard from 30-40 Kbit /s to 400 Kbit / s in the best radio transmission conditions..

EEB (Energy Efficiency in Buildings)

International initiative promoted by the WBCSD for research in energy efficiency in buildings.

EFFC (Extraction Full Free Cooling)

A cooling system for the reduction of consumption without the use of greenhouse gases. The EFFC is based on the principle of free cooling (forced ventilation without the use of air-conditioning), combined with a system to extract the hot air produced by the apparatus and further cooling (adiabatic) of incoming air obtained by exploiting a zone with a high concentration of nebulized water.

EMS (Environmental Management Systems)

Environmental management systems contribute to the sustainable management of production and support processes and are a stimulus to the continual improvement of environmental performance as they are tools to ensure effective management, prevention and the continuous reduction of the environmental impact in work processes.

EPS (External Power Supplies)

External power supplies of equipment.

Ethernet

Family of computer networking technologies for local area networks (LANs) and metropolitan area networks (MANs).

EuP (Energy-using Products)

The Eco-Design Directive for Energy-using Products (2005/32/EC) establishes a regulatory framework that manufacturers of energy-using products (EuPs) must follow, from the design phase onward, to increase energy efficiency and reduce the negative environmental impact of products.

Exchange

See Switch.

FFC (Full Free Cooling)

Cooling system based on the use of forced ventilation to reduce energy consumption.

Fixed UBB

Access technologies involving the use of optical fibers, known as FTTx, to provide Ultra Broadband connectivity.

FSC (Forest Stewardship Council)

The Forest Stewardship Council is an international non-profit NGO. The FSC represents an internationally recognized forest certification system. The purpose of certification is correct forest management and traceability of forestry products. The FSC logo guarantees that a product has been made with raw materials deriving from forests correctly managed according to the principles of the two main standards: forest management and chain of custody. FSC certification is an independent, third-party scheme.

FTTx

It is the term used to indicate any network architecture that uses fiber optic cabling in telecommunications access networks to replace, partially or totally, traditional copper cables. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user’s location. In the case of FTTC (Fiber to the Cabinet) the fiber connection reaches the equipment (distribution cabinet) located on the sidewalk, from where copper connections are run to the customer; in the case of FTTH (Fiber to the Home), the fiber connection terminates inside the customer premises.

FWA (Fixed Wireless Access)

FWA is a variant of wireless broadband access, where a radio link is used in the access network instead of cable or fiber for the transmission of voice and data.

Gateway

An interconnection node between networks. A Gateway node may be used to separate networks belonging to different Domains or make functionally different networks interwork through protocol interworking.

GPRS (General Packet Radio System)

Packet switched system to efficiently transmit data over 2G cellular networks.

GPON (Gigabit capable Passive Optical Network)

A passive optical network (PON) is a network architecture that brings fiber cabling and signals to the home using a point-to-multipoint scheme that, by unpowered fiber optic splitters, enables a single optical fiber to serve multiple premises.

GRX (GPRS Roaming eXchange for Mobile Operators)

The GRX service allows Mobile Operators to globally interconnect GPRS networks around the world enabling global GPRS roaming coverage.

GRI (Global Reporting Initiative)

The Global Reporting Initiative (GRI) is a leading organization in the field of sustainability. GRI promotes sustainability reporting as a way for organizations to become more sustainable and contribute to sustainable development.

GSM (Global System for Mobile Communication)

A worldwide standard for digital cellular telephony working on the 900MHz and 1800MHz bands. It belongs to the Second Generation (2G) of mobile systems

HCFC (Hydrochlorofluorocarbons)

Chemical compounds used mainly in cooling systems to replace chlorofluorocarbons (CFCs) which were banned by the Montreal Protocol. They have a more limited effect in depleting the ozone layer (approximately 10% of the ozone-depleting potential of CFCs).

HFC (Hydrofluorocarbons)

Compounds used in cooling systems. They belong to the family of greenhouse gases. They do not harm the ozone layer.

HDSL (High-bit-rate Digital Subscriber Line)

Tecnology of xDSL family, standardized in 1994. It provides up to 8 Mb/s symmetrical over copper.

HLR (Home Location Register)

Database where customer data are recorded. It is part of 2G and 3G systems.

Home Access Gateway – Access Gateway – Home Gateway – Residential Gateway

Home networking device that is used to concentrate voice/data/video traffic of customers for private TLC networks and to connect devices in the home to the Internet or other WAN.

Housing

Leasing of physical space to customers, which is managed within a data center for the installation of their own equipment or servers.

HSDPA (High Speed Downlink Packet Access) /UMTS Hi Speed (Universal Mobile Telecommunications System)

Evolution of UMTS, which enables broadband mobile data both in Downstream (HSDPA) and Uplink (HSUPA), up to 42 Mb/s and 5.76 Mb/s, respectively.

ICT (Information and communication(s) technology)

Broad area concerned with information technology, telecommunications networks and services and other aspects of managing and processing information, especially in large organizations.

IEEE (Institute of Electrical and Electronics Engineers)

An organization of professional scientists aiming at promoting technology science and research in the field of electrical and electronics engineering and related fields. IEEE also works as a publishing house and standardidazation body.

IMSI (International Mobile Subscriber Identity)

The International Mobile Subscriber Identity is a unique identifier associated with a SIM card in cellular networks.

Internet

Global network for networks interconnection based on a common protocol suite, i.e. TCP/IP, which is the language by which connected equipment (hots) are able to communicate.

IP (Internet Protocol)

A connectionless data routing protocol, used for data transmission on both public and private networks, in particular over the Internet.

IP/MPLS (Internet Protocol/Multi Protocol Labeling Switching)

A packet switching protocol to optimize network behaviors of mapping Layer3 (IP) end-to-end data flow to Layer2 traffic between adjacent network nodes.

IPTV (Internet Protocol Television)

A system that utilizes the Internet Protocol infrastructure to transmit digital television content over a network and deliver it via a broadband Internet connection.

ISDN (Integrated Services Digital Network)

A narrowband system in which several services (e.g., voice and data) may be simultaneously transmitted end to end in digital form.

ISPs (Internet Service Provider)

A vendor who provides access to the Internet and World Wide Web.

ITU (International Telecommunication Union)

An international organization that aims to set telecommunications standards and in the use of radio waves. Founded in 1865 in Paris, it is one of the specialized agencies of the United Nations and its head office is in Geneva.

Jitter

In electronics and telecommunications jitter indicates the variation of one or more characteristics of a signal such as, amplitude, frequency, phase, transmission delay. The causes leading to jitter must be kept at the center of the design of electronic systems and components in which signal integrity is a strict constraint.

KVAR (kilovolt–amperes reactive)

Measurement system, expressed in kilovolt, of electric current lost in an AC electrical system.

LAN (Local Area Network)

A private network that covers a local geographic area and provides telecommunications services as well as interconnection between personal computers.

Lambda

Represents the single optical channel on which a signal is transmitted in fiber-optic networks.

LCA (Life Cycle Analysis)

Analysis methodology for the evaluation and quantification of environmental impacts associated with a product/process/activity along the entire life cycle from the extraction and acquisition of raw materials to the end of its life.

Local Loop (Twisted Pair)

Twisted pair of copper wires through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called the “last mile”.

LLU (Local Loop Unbundling)

Service by which operators other than TIM can lease the local loop, i.e., the wire connection between the TIM local exchange and the customer’s premises.

LTE (Long Term Evolution)

Represents the fourth generation (4G) of mobile phone systems. LTE belongs to the 3GPP (Third Generation Partnership Project) standard and is the latest evolution of the GSM / UMTS / HSPA standards. LTE offers a higher spectral efficiency in bits per Hertz and download bandwidth up to 150 Mbit/s per cell reducing the latency time. LTE enables services that require high interactivity (e.g. gaming, video conferencing). A further development of LTE, called “LTE Advanced,” is being implemented and will allow reaching even higher bitrates in download.

MEMS (Micro-Electro-Mechanical Systems)

MEMS are miniaturized devices ranging in size from a few micrometers to a few millimeters, which execute one or more monitoring, processing or actuation functions by deploying a combination of electronic, mechanical, optical, chemical or biological components integrated on a usually silicon hybrid circuit

MGCP (Media Gateway Control Protocol)

An Internet Engineering Task Force (IETF) signaling protocol allowing a bridge between classic telephone networks and Internet (i.e., IP-based) infrastructures.

MGW (Media GateWay)

Equipment that processes voice and video traffic adapting codings between different technologies (e.g. from circuit to packet).

Mobile UBB

Mobile Ultra Broadband refers to the use of HSPA mobile network (evolution of the 3G network), LTE and its evolution to provide Ultra Broadband connectivity.

MSC (Moblie Switching Center)

Executes functions such as controlling calls, switching traffic, taxation, controlling network interfaces and acts as an interface with other networks.

Multimedia

A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

MVNO (Mobile Virtual Network Operator)

MVNO is a mobile communications service provider that does not own the radio spectrum or wireless network infrastructure over which the MVNO provides services to its customers.

Naked

A digital subscriber line without an analog or ISDN telephony service.

Network

An interconnected system of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cables or radio connections.

Network cap

See Price cap.

NGAN (New Generation Access Network)

It can be realized with different technological solutions, typically fiber optic and VDSL pairs.

NGDC (Next Generation Data Center).

A major rethink of the IT and Data Center architecture through the physical concentration and virtualization of servers to reduce the costs of maintenance/management and energy consumption, and to improve efficiency.

NGN (Next Generation Network).

New generation network created by TIM to meet the demands of corporations, public administrations and citizens. The new network architecture guarantees an infrastructure designed to cover multiple offers by increasing customization levels and bandwidth availability, removing bandwidth limits and providing a huge capacity along with a wide selection of access systems.

NGNs (Non-Geographic Numbers)

Non-geographic numbers are unique as they are by definition not associated with any particular geographic location (e.g. premium rate services, toll free, directory assistance services).

Node

Topological network junction, commonly a switching center or station.

Node B (similar to BTS in GSM)

This is the Radio Base Station in UMTS technology which, via an antenna, sends the UMTS radio signal that creates cell coverage (typically 3 cells for Node B). It also performs functions that are strictly linked to managing the radio connection.

N-play offering

Offerings to customers which bundle two or more of the following mobile and fixed services: voice, broadband and ultrabroadban, video, mobile.

NYSE

The New York Stock Exchange.

OHSAS (Occupational Health and Safety Assessment Series)

International Standard that sets the requirements that a management system for the protection of workers’ health and safety must meet.

OLOs (Other Licensed Operators)

Companies other than the incumbent operator that operate telecommunications systems in a national market.

Optical fiber

Thin glass, silica or plastic wires, building the base infrastructure for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of delivering a signal (light impulse) at almost unlimited bandwidth. Optical fibers are usually employed for long-distance communication: they can transfer “heavy” data loads protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable and copper twister-pair lines.

OSS (Operations Support System).

Methods and procedures (whether automatized or not) that directly support the daily operation of the telecommunications infrastructure.

OTT (Over the Top) players

Operators offering contents and services on the Internet without owning the proprietary TLC network infrastructure.

Packet-Switched Services

Telecommunications services provided by telcos and long distance carriers that route packets of data between local area networks (LANs) in different geographical locations to form a wide area network (WAN). Packet-switching services are used to connect multiple LANs into a point-to-multipoint configuration, usually called a multipoint WAN.

Pay-Per-View or PPV

A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Pay TV

Subscription TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system is needed.

PCS (Personal Communications Services)

Set of wireless communications functionalities, voice and/or data , which provide similar services such as mobile ones.

Peering

Peering is the voluntary interconnection of Internet networks, that refer to different Internet Service Providers, which allows users to exchange traffic between different networks.

Penetration (market penetration)

It represents the number of people (or subscriber) who acquires goods / services of a particular brand or a particular category, divided by the population where the service is available

Platform

It’s an execution environment that includes hardware, software, application servers and other supporting tools, for the execution of programs.

POP (Point Of Presence)

The POP is a point of access to the network (router), provided by an Internet Service Provider (ISP), able to route traffic to end users connected to POP.

When a POP is within a specific local area, users can connect to the Internet by dialing a local phone number.

POTS (Plain Old Telephone Service)

Refers to the basic telephony service, (single-line telephones, fixed-line services and access to public voice telephony network).

Price-cap

Identifies the maximum price limit at which a service /product can be sold

PSTN (Public Switched Telephone Network)

PSTN, also known as the Public Switched Telephone Network, is the first-generation telephone network and provides basic telephone service.

RNC (Radio Network Controller—counterpart of BSC in GSM)

RNC is the equipment (or node) for the control and aggregation of 3G network

Roaming

Agreement among two or more Mobile Operators from different Countries, under which Users can use the mobile network of other Operators participating in the agreement.

The roaming service is activated for example when the terminal is used overseas and enables a mobile user to access a different network from the one to which he subscribes.

RoHS (Restriction of Hazardous Substances)

European Directive No. 95/2002 that regulates the use of hazardous substances in electrical and electronic equipment, in order to contribute to the protection of human health and environment.

RTG

RTG, also known as the Public Switched Telephone Network, is the first-generation telephone network and provides basic telephone service.

SAR (Specific Absorption Rate)

SAR is a measure of the percentage of electromagnetic energy absorbed by the human body when it is exposed to the action of an electromagnetic field at radio frequency (RF).

SDH Standard (Synchronous Digital Hierarchy)

The European standard for high-speed digital transmission.

It’s a protocol of the physical layer used for multiplexing in time division and the subsequent digital transmission of telephony and data, in geographic networks on optical fiber, electric cable or radio link.

Service Provider

The Service Provider offers to the Users (Residential or Business) that subscribe his offer, a range of contents and services.

SGT (Transit exchange interconnection level for telephone traffic)

Transit Exchange for telephone traffic carriage, routing and transmission.

SGU (Local exchange interconnection level for telephone traffic)

Local Exchange for telephone traffic carriage, routing and transmission.

Shared Access

Shared access to the user’s twisted pair with another TLC service provider by using separately voice and non-voice band frequency spectrum. This mode allows keeping voice telephony with an Operator ( TIM or others) and ADSL service on the proprietary network of the shared access operator (i.e. not passing over the TIM network but directly through the DSLAM of the operator)

SLU (Sub Loop Unbundling)

It consists in providing access to the local sub-section of the Operator copper network, in particular the section of the network between the user site and the distribution cabinet or an intermediate concentration point

SME

The small- and medium-size enterprise market (from 3 to 50 employees)

Smartphone

Electronic device that combines the functions of a mobile phone and a handheld computer equipped with a complete operating system.

SMS (Short Message Service)

Short text messages that can be received and sent through GSM-network connected cellular phones. The maximum text length is 160 alpha-numerical characters.

SOHO

The small office/home office market which consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

Switch

(Telephone switch) Synonymous of Telephone Exchange, i.e. network equipment used to set up and route telephone calls to the number called possibly through other switches. They may also record information for billing and control purposes.

(Network switch) Data networking equipment able to receive and forward packets using information at layer 2 of OSI ( Open Systems Interconnection) model (i.e. hardware addresses of other equipment)

Synchronous

Type of data transmission in which there is permanent synchronization between the transmitter and receiver.

STB (Set-Top Box)

It is a customer device able to receive TV signals from a communication network (such as broadband/ultrabroadband access network, terrestrial broadcast, satellite broadcast, etc) and output them to TVs and other display devices (monitors, projectors, etc.). It may include Conditional Access functions to handle paid content

Tablet

Portable computer with compact dimensions whose screen can be used to write or give commands with the touch of your fingers or using a specially designed stylus.

TAL (Tele Alimentazione, Italian for Remote Power Feeding)

Technique for power feeding roadside network equipment (such as ultrabroadband equipment located in street cabinets in Fiber to the Cabinet architecture) from the local exchange.

TDMA (Time Division Multiple Access)

A technology for digital transmission of radio signals between, for example, a mobile phone and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information channel at specific intervals and then reconstructs the pieces at the end of the channel.

ToIP (Telephony over IP)

The term is often used as synonymous of VoIP, however it has a wider meaning since it includes advanced telephony services (such as video, messaging, possibly some call handling, etc) beyond the basic voice communication.

TRX

Radio transceivers located in BTS.

UltraBroadBand

Includes all network technologies that offer connectivity from 30Mbit/s to over 1Gbit/s, referring in particular to the peak rate and not to the average available. The definition is related to the characteristics of the fixed and mobile access network. By increasing the capacity and the speed, Ultra Broadband technologies allow quicker access from multiple users to the content available on the net, also on the move, and to take advantage of high quality video up to Ultra HD and interactive gaming.

UMTS (Universal Mobile Telecommunications System)

Third-generation mobile communication standard. It consists of a broadband system in which data travels at a bandwidth around 2Mb/s, communication is faster, quality is better and multimedia contents can travel over the Net.

UMTS Cell

Geographical portion of territory illuminated by a Node B.

UMTS Channels

These enable all the customers of the cell to access both the CS (Circuit Switched) services and PS (Packet Switched) services of UMTS technology.

Unbundling

It is the service offered by the incumbent to the alternative operator which consists of the rental of the local loop i.e. the wire connection between the local exchange and the customer’s premises, so that the alternative operator is able to connect the twisted pair from the customer to its own equipment.

Universal Service

The obligation to supply basic service at an affordable price, or at special rates solely for subsidized users.

UPS

Uninterruptible Power Supply.

VAS (Value-Added Services)

Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services provided by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addressees and terminals; e-mail; fax; teletext; videotext and videotelephone. Value Added Services could include also value added voice telephony services such as Freephone or Premium Rate Services.

VDSL (Very - high – data – rate Digital Subscriber Line)

Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with speeds of up to 50 Mbps in downstream.

VDSL2 (Very - high – data – rate Digital Subscriber Line 2)

“2nd generation” VDSL, able to achieve downstream speed in the range of hundreds of Mbps. Actual data rate however is largely dependent upon the distance between customer equipment and network equipment, e.g. for distances of some hundred meters the achievable rate is about 100 Mbps. For this reason network equipment is typically located in street cabinets, so to be closer to customers. Currently there are ongoing trials of so called eVDSL (enhanced VDSL) technologies that are able to achieve rates around 200 Mbps.

Virtualization

An approach to implementation of functionality resorting only to software running on general purpose hardware generally not dedicated, as opposed to approaches resorting also to special purpose and/or dedicated hardware.

VOD (Video On Demand)

TV-program offering on user’s request, with payment of a fee for each purchased program (a movie, a soccer match, etc.). Broadcast specifically for cable and satellite TV.

VoIP (Voice Over IP)

A technology that allows transmission of voice communication over an Internet connection or another dedicated network using the Internet Protocol (IP) data networks ( such as IP-based LANs, Intranets or the Internet) instead of a conventional phone line.

VoLTE/ViLTE (Voice over LTE / Video over LTE)

A service providing voice and video calls over IP via LTE radio access, controlled by standard ToIP architecture named IMS (IP Multimedia Subsystem). The mated naming VoLTE/ViLTE is used since the service is essentially the same for voice and video, differing only in the type of media streams that are set up. Since it is standard based, it achieves interoperability among user terminals and between terminals and networks.

VPN (Virtual Private Network)

A network designed for a business customer or government agency, using the infrastructures of a carrier and providing customized services, and which operates in such a manner as to appear dedicated to the user thereof.

VULA (Virtual Unbundling Local Access)

A wholesale service provided by incumbent providers to alternative operators, where the incumbent provides – over its broadband access network – the transport of data traffic (a ‘bitstream’) between the end customer and an interconnection point where the alternative operator receives said traffic. In TIM’s case, the interconnection point is located at local exchange level, aside the OLT (Optical Line Termination) i.e. the head end of optical access network.

WAN (Wide Area Network)

A private network that covers a wide geographic area using public telecommunications services.

WEEE (Waste Electrical and Electronic Equipment)

Waste from electrical and electronic equipment which the holder intends to dispose of as it is faulty, unused or obsolete.

Wi-Fi

A service for wireless Internet connection and high speed access.

Wi – Max (Worldwide Interoperability for Microwave Access)

A technology that allows wireless access to broadband telecommunications networks. It is defined by the Wi—MAX Forum, a global consortium that brings together major companies in the field of fixed and mobile telecommunications and whose purpose is to develop, test and promote the interoperability of systems based on IEEE 802.16-2004 standards for fixed access and IEEE.802.16e-2005 for fixed and mobile access.

WLL (Wireless Local Loop)

The means of providing a local loop equivalent (e.g. connection from customer premises to local exchange) without the use of wiring, resorting instead to wireless technologies.

WLR (Wholesale Line Rental)

It is a telephony only wholesale service provided by the incumbent to alternative operators, whereby the alternative operator gets an ULL-like service without the need to physically deploy equipment at local exchange sites. It is technically similar to Carrier PreSelection (CPS), and differs from CPS on the commercial side since the end customer is not subscribed to the incumbent’s access service, nor billed for it ; in this way alternative operators are able to provide to customers both access and traffic services and to produce a single bill covering both services.

xDSL (Digital Subscriber Line)

It is a technology that makes use of standard telephone lines and it includes different categories including ADSL (Asymmetric DSL), HDSL (High-data-rate DSL), VDSL (Very high bit rate DSL) and eVDSL (enhanced Very high bit rate DSL). This technology uses a digital signal at very high frequencies in order to achieve high data transfer rates.

USEFUL INFORMATION

Free copies of this report and the Annual Report on Corporate Governance and the Compensation Report can be obtained by:

Calling	Free Number 800.020.220 (for calls inside Italy) or +39 011 2293603 (for calls outside Italy) providing information and assistance to shareholders

E-mail	ufficio.soci@telecomitalia.it

Internet

Users can access:

the 2016 Annual Report at the following URL: telecomitalia.com/Bilanci-Relazioni;

the Annual Report on Corporate Governance at the following URL: telecomitalia.com/Relazione-governo-societario the Compensation Report at the following URL: telecomitalia.com/Relazione-remunerazione

They can also obtain information about TIM at the following URL: www.telecomitalia.com and information about its products and services at the following URL: www.tim.it

Investor Relations	+39 02 85954131 +39 02 85954132 (fax) investor_relations@telecomitalia.it

TIM S.p.A.

Registered Office Via G. Negri n. 1 - Milan

Headquarters and Secondary Office in Corso d’Italia 41 - Rome

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share Capital 11,677,002,855.10 euros, fully paid up

Tax Code/VAT no. and Milan Companies Register file no. 00488410010

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the three months ended March 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2017

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager